As filed with the United States Securities and Exchange Commission on October 1, 2021.

Registration No: 333-259054

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

AMENDMENT NO. 1
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________________

CM LIFE SCIENCES III INC.
(Exact name of registrant as specified in its charter)

_____________________________

Delaware	001-40312	86-1691173
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________________

Eli Casdin
c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Joel Rubinstein Matthew Kautz Andrew J. Ericksen White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 (212) 819-8200	William D. Collins Marianne C. Sarrazin Kingsley L. Taft Mitchell S. Bloom Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

_____________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share			Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Class A common stock, par value $0.0001 per share	415,000,000	(1)	$	NA	(2)	$20,264.22	(2)	$2.21	(3)(4)
Total

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(1)     Based on the maximum number of shares of Class A common stock, par value $0.0001 per share (“CMLS III Class A common stock”), of the registrant estimated to be issued in connection with the business combination described herein (“Business Combination”). Such maximum number of shares of CMLS III Class A common stock is based on (a) up to 365,000,000 shares of CMLS III Class A common stock to be issued to the holders of shares of EQRx, Inc., plus (b) up to 50,000,0000 of CMLS III Class A common stock to be issued as Earn-Out Shares (as defined below).

(2)    Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act of 1933, as amended. EQRx, Inc. is a private company, no market exists for its securities, and EQRx, Inc. has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the EQRx, Inc. securities expected to be exchanged in the Business Combination.

(3)    Calculated pursuant to Rule 457 under the Securities Act by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.0001091.

(4)    Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED OCTOBER 1, 2021

PROXY STATEMENT/PROSPECTUS
DATED               , 2021

CM LIFE SCIENCES III INC.

c/o Corvex Management
667 Madison Avenue
New York, New York

Dear Stockholder of CM Life Sciences III Inc.:

You are cordially invited to attend the special meeting of stockholders (“Special Meeting”) of CM Life Sciences III Inc. (“we,” “us,” “our”, “CMLS III” or the “Company”) to be held on [day], [date] at [time] Eastern time at [virtual meeting link]. In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus.

On August 5, 2021, the Company and its wholly owned subsidiary, Clover III Merger Sub, Inc. (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended by an amendment thereto dated as of September 21, 2021, and as may be further amended from time to time, the “Merger Agreement”) with EQRx, Inc. (“EQRx”), a composite copy of which is included as Annex A to this proxy statement/prospectus. If the Merger Agreement is approved by the Company’s stockholders at the Special Meeting (and all other conditions pursuant to the Merger Agreement are either satisfied or waived), Merger Sub will merge with and into EQRx, with EQRx surviving the merger as a wholly owned subsidiary of the Company (“Merger”). In connection with the consummation of the transactions contemplated by the Merger Agreement (“Business Combination”), the Company will change its name to EQRx, Inc. As described in this proxy statement/prospectus, CMLS III’s stockholders are being asked to consider and vote upon, among other things, the Business Combination and the other proposals set forth herein. For ease of reference, certain capitalized terms used in this proxy statement/prospectus are defined below in “Frequently Used Terms.”

Under the Merger Agreement, CMLS III has agreed to acquire all of the outstanding equity interests of EQRx for at least $3.65 billion in aggregate consideration consisting of 365,000,000 shares of CMLS III Class A common stock (the “Closing Merger Consideration”) and up to an additional 50,000,000 shares of CMLS III Class A common stock pursuant to the Earn-Out Shares (as defined below). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (“Effective Time”), and as further described in this proxy statement/prospectus, (i) each share of EQRx common stock and EQRx preferred stock held in EQRx’s treasury or owned by the Company, Merger Sub or EQRx immediately prior to the Effective Time (each an “Excluded Share”), will be cancelled and no consideration will be paid or payable with respect thereto and (ii) each share of EQRx stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive (the consideration in clauses (a) and (b), the “Merger Consideration”):

(a)    a number of shares of Class A common stock, par value $0.0001 per share, of CMLS III (“CMLS III Class A common stock”) equal to the quotient of: (i) the product of (x) such stockholder’s total shares of EQRx stock (with the EQRx common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement, divided by (ii) $10.00; and

(b)   such stockholder’s earn-out pro rata share of any Earn-Out Shares (as defined below) to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

In addition, at the Effective Time, each outstanding option to purchase EQRx common stock will be exchanged for options to purchase CMLS III Class A common stock, and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of CMLS III Class A common stock calculated in accordance with the terms of the Merger Agreement.

The exchange ratio is currently estimated to be 0.62 shares of CMLS III Class A common stock per share of EQRx’s common stock and preferred stock. The exchange ratio will be determined at Closing in accordance with the Merger Agreement and is subject to change.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if at any time between the 12-month anniversary of the closing and the 36-month anniversary of the closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the closing sale price of a share of New EQRx common stock (as defined below) as reported on Nasdaq for a period of at least 20 days out of 30 consecutive Trading Days (as defined in the Merger Agreement) ending on the Trading Day immediately prior to the date of determination is greater than or equal to $12.50 (“Triggering Event I”) or $16.50 (“Triggering Event II” and, together with Triggering Event I, the “Triggering Events”), then we will deliver or cause to be delivered to each applicable EQRx stockholder’s Earn-Out Pro Rata shares (as defined in the Merger Agreement) in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and each employee or individual service provider of EQRx, in each case whom the board of directors of EQRx designates as an Earn-Out Service Provider prior to the Closing and who enters into an earn-out award agreement (such employee or individual service provider, an “Earn-Out Service Provider”) (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), 35,000,000 shares of New EQRx common stock upon the occurrence of Triggering Event I (the “Triggering Event I Earn-Out Shares”) and 15,000,000 shares of New EQRx common stock upon the occurrence of Triggering Event II (the “Triggering Event II Earn-Out Shares”, together with the Triggering Event I Earn-Out Shares, the “Earn-Out Shares”) (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the New EQRx common stock occurring on or after the Closing), upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

The Business Combination will have no effect on the CMLS III Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding, although it will be reclassified as “common stock”, which we sometimes refer to herein as “New EQRx common stock.” The CMLS III Class B common stock that is held by the Company’s Initial Stockholders and referred to as the Founder Shares will automatically convert into CMLS III Class A common stock concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis and be reclassified as “common stock.”

Upon the Closing, the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of New EQRx. Refer to the pro forma post-combination common stock issued and outstanding immediately after the Business Combination and PIPE Investment (as defined below) in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

In connection with the Business Combination, the Company entered into subscription agreements, each dated as of August 5, 2021 (“Subscription Agreements”), with certain institutional investors (collectively, “PIPE Investors”), including certain stockholders of EQRx and certain affiliates of CMLS Holdings III LLC (“Sponsor”), pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of CMLS III Class A common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000 (“PIPE Investment”).

The Company and EQRx cannot complete the Business Combination unless the Company’s stockholders approve the Business Combination, including the issuance of common stock to EQRx stockholders as Merger Consideration, and certain of the other proposals contained herein. The Company is sending you this proxy statement/prospectus to ask you to vote in favor of the Business Combination Proposal, as described below, and the other matters described in this proxy statement/prospectus.

At the Special Meeting, the Company’s stockholders will be asked to consider and vote upon a proposal (“Business Combination Proposal” or “Proposal No. 1”) to adopt the Merger Agreement, a copy of which is included in the accompanying proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the Business Combination. In addition, you are being asked to consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq Stock Market (“Nasdaq”) listing rules, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and the Subscription Agreements, including up to 365,000,000 shares of common stock to the EQRx equityholders, up to 50,000,000 Earn-Out Shares to the applicable EQRx equityholders and Earn-Out Service Providers and 120,000,000 shares of common stock to the PIPE Investors, plus any additional shares pursuant to subscription agreements that we may enter into prior to the Closing (“Nasdaq Stock Issuance Proposal” or “Proposal No. 2”); a proposal to approve the EQRx, Inc. 2021 Stock Option and Incentive Plan, a copy of which is included in the accompanying proxy statement/prospectus as Annex C (“2021 Incentive Plan”) (“Incentive Plan Proposal” or “Proposal No. 3”); a proposal to approve the EQRx, Inc. 2021 Employee Stock Purchase Plan, a copy of which is included in the accompanying proxy statement/prospectus as Annex D (“ESPP”) (“ESPP Proposal” or “Proposal No. 4”); a proposal to adopt the amended and restated certificate of incorporation in the form included in the accompanying proxy statement/prospectus as Annex E (“Charter Amendment Proposal” or “Proposal No. 5”); a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal (“Adjournment Proposal” or “Proposal No. 6”).

Each of these proposals is more fully described in this proxy statement/prospectus, which each stockholder is encouraged to carefully read.

Pursuant to our current Certificate of Incorporation (“Current Charter”), we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the trust account (“Trust Account”) that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $552 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Our Sponsor and the Company’s officers and directors at the time of our IPO (together, our “Initial Stockholders”) have agreed to vote their shares of common stock in favor of the Business Combination. Currently, our Initial Stockholders own approximately 20% of our issued and outstanding shares of common stock. In addition, our Initial Stockholders have agreed to waive their redemption rights with respect to such shares.

We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our stockholders in connection with the solicitation of proxies to be voted at the Special Meeting (including following any adjournments or postponements of the Special Meeting). Information about the Special Meeting, the Business Combination and other related business to be considered by the Company’s stockholders at the Special Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, we urge all Company stockholders to read this proxy statement/prospectus, including the Annexes and the accompanying financial statements of the Company and EQRx, carefully and in their entirety. In particular, we urge you to carefully read the section entitled “Risk Factors” of this proxy statement/prospectus.

After careful consideration, our Board has approved the Merger Agreement and the transactions contemplated therein, and recommends that our stockholders vote “FOR” adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to our stockholders in the accompanying proxy statement/prospectus. When you consider the Board’s recommendation of these proposals, you should keep in mind that our directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. Please see the section entitled “Proposal No. 1 — The Business Combination — Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Approval of each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the Special Meeting. Approval of the Charter Amendment Proposal requires the affirmative vote of holders of at least a majority of the outstanding shares of our common stock.

Your vote is very important.    Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. Even if you have voted by proxy, you may still vote during the Special Meeting by visiting [virtual meeting link] with your 12-digit control number assigned by Continental Stock Transfer & Trust Company included on your proxy card or obtained from them via email. The transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If you are a stockholder of record and you attend the Special Meeting and wish to vote at the Special Meeting, you may revoke your proxy and vote at the Special Meeting.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND THAT THE COMPANY REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO THE COMPANY’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED DATE OF THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of our Board, I would like to thank you for your support of CM Life Sciences III Inc. and look forward to a successful completion of the Business Combination.

By Order of the Board of Directors,
, 2021
/s/ Eli Casdin
Eli Casdin
Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS.    ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated         , 2021 and is expected to be first mailed to the Company’s stockholders on or about           , 2021.

This proxy statement/prospectus incorporates important information about us that is not included or delivered with this proxy statement/prospectus. We will provide this information to you at no charge upon written or oral request directed to . In order to ensure timely delivery of this information, any request should be made by             , 2021, five business days prior to the Special Meeting.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

CM LIFE SCIENCES III INC.

TO BE HELD ON          , 2021

To the Stockholders of CM Life Sciences III Inc.:

NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of CM Life Sciences III Inc., a Delaware corporation (“Company”), will be held on [day], [date] at [time] Eastern time at [virtual meeting link] (“Special Meeting”). In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus.

At the Special Meeting, you will be asked to consider and vote on proposals to:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Agreement and Plan of Merger, dated as of August 5, 2021 (as amended by an amendment thereto dated as of September 21, 2021 and as may be further amended from time to time, the “Merger Agreement”), by and among the Company, its wholly owned subsidiary, Merger Sub, and EQRx, Inc. (“EQRx”), a copy of which is included in this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby (“Business Combination”), including the merger of Merger Sub with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to EQRx stockholders as Merger Consideration;

2.     Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination, including up to 120,000,000 shares of our common stock in connection with the subscription agreements, each dated as of August 5, 2021 (“Subscription Agreements”), with certain institutional investors (collectively, “the PIPE Investors”), which includes affiliates of our Sponsor that subscribed for 10,250,000 shares of common stock, and up to 365,000,000 shares of our common stock to EQRx equityholders and up to 50,000,000 Earn-Out Shares, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing;

3.     Proposal No. 3 — The Incentive Plan Proposal — To approve the EQRx, Inc. 2021 Stock Option and Incentive Plan, a copy of which is included in this proxy statement/prospectus as Annex C (“2021 Incentive Plan”), including the authorization of the initial share reserve under the 2021 Incentive Plan;

4.     Proposal No. 4 — The ESPP Proposal — To approve the EQRx, Inc. 2021 Employee Stock Purchase Plan, a copy of which is included in this proxy statement/prospectus as Annex D (“ESPP”), including the authorization of the initial share reserve under the ESPP;

5.     Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form included in the accompanying proxy statement/prospectus as Annex E, including a change to the Company’s stock classes and an increase in the number of authorized shares of the Company; and

i

6.     Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal the Incentive Plan Proposal or the ESPP Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

The above matters are more fully described in this proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. We urge you to carefully read this proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of the Company and EQRx.

The record date for the Special Meeting is [day], [date]. Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting and electronically during the Special Meeting at [virtual meeting link].

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $552 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses.

Our Initial Stockholders (as defined above), who own approximately 20% of our issued and outstanding shares of common stock, have agreed to vote their shares of common stock in favor of the Business Combination. In addition, our Initial Stockholders have agreed to waive their redemption rights with respect to such shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000.

A majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote must be present in person or by proxy to constitute a quorum for the transaction of business at the Special Meeting. The Board recommends that you vote “FOR” each of these proposals.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.    TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF OUR CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF OUR CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, TELEPHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF OUR CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “SPECIAL MEETING OF COMPANY STOCKHOLDERS — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

By Order of the Board of Directors,
/s/ Eli Casdin
Eli Casdin
Chief Executive Officer
New York, New York
, 2021

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by CMLS III, constitutes a prospectus of CMLS III under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of CMLS III to be issued to EQRx’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of CMLS III under Section 14(a) of the Exchange Act.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to CMLS III stockholders nor the issuance by CMLS III of its common stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding CMLS III has been provided by CMLS III and information contained in this proxy statement/prospectus regarding EQRx has been provided by EQRx.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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SUMMARY TERM SHEET

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals for Stockholders” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

•        CM Life Sciences III Inc., a Delaware corporation, which we refer to as “we,” “us,” “our,” “CMLS III” or the “Company,” is a special purpose acquisition company (“SPAC”) formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

•        There are currently 69,000,000 shares of Class A and Class B common stock, par value $0.0001 per share, of the Company, issued and outstanding, consisting of (i) 55,200,000 public shares, and (ii) 13,800,000 Founder Shares held by our Initial Stockholders (“Founder Shares”). There are currently no shares of Company preferred stock issued and outstanding. In addition, we have 11,040,000 public warrants to purchase common stock (originally sold as part of the units issued in our IPO) outstanding along with 8,693,333 private placement warrants issued to our Sponsor in a private placement concurrently with our IPO. Each warrant entitles its holder to purchase one share of our Class A common stock at an exercise price of $11.50 per whole share, to be exercised only for a whole number of shares of our Class A common stock. The warrants will become exercisable after the later of 12 months from the closing of the IPO or 30 days after the completion of the Business Combination, and they expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding public warrants at a price of $0.01 per warrant, if the last reported sales price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which we give notice of such redemption and provided certain other conditions are met. For more information regarding the public warrants, please see the section entitled “Description of Securities.”

•        EQRx, Inc. is a Delaware corporation, which we refer to as “EQRx.” EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. EQRx’s mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner. Launched in January 2020, EQRx’s “New Pharma” solution starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases. EQRx is focused on developing programs that are innovative, branded, and patent-protected that, if approved, have potential to be equivalent or superior to other therapies in their class.

•        Under the Merger Agreement, CMLS III has agreed to acquire all of the outstanding equity interests of EQRx for at least $3.65 billion in aggregate consideration consisting of 365,000,000 shares of CMLS III Class A common stock and up to an additional

50,000,000 shares of CMLS III Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of EQRx stock other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement) that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive: (a)  a number of shares of Class A Common Stock equal to the quotient of: (i) the product of (x) such stockholder’s total shares of EQRx stock (with the EQRx common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement, divided by (ii) $10.00; and (b) such stockholder’s earn-out pro rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement. In addition, at the Effective Time, each outstanding option to purchase EQRx common stock will be exchanged for options to purchase CMLS III Class A common stock, and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of CMLS III Class A common stock calculated in accordance with the terms of the Merger Agreement.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, any Triggering Event occurs, then we will deliver or cause to be delivered to each applicable EQRx stockholder in accordance with such stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

•        In connection with the Business Combination, CMLS III entered into the Subscription Agreements, each dated as of August 5, 2021, with the PIPE Investors, including certain stockholders of EQRx and certain affiliates of our Sponsor, pursuant to which, among other things, CMLS III agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of CMLS III Class A common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000 (“PIPE Investment”).

•        It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 10.5% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 22.7% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 33.2% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 2.6% of the outstanding shares of the post-combination company; and (iv) the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Upon the Effective Time, each outstanding option to purchase EQRx common stock will be rolled over into options to purchase Company common stock in accordance with the terms of the Merger Agreement, and each outstanding EQRx restricted stock award will be cancelled and converted in to restricted stock awards of the Company common stock calculated in accordance with the terms of the Merger Agreement.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 365,000,000 shares of CMLS III Class A Common Stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that may be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

•        The Sponsor Support Agreement provides that our Sponsor will vote its shares of common stock in favor of the Business Combination, be bound by certain other covenants and agreements related to the Business Combination and be bound by certain transfer restrictions with respect to its shares of common stock prior to the closing of the Business Combination.

•        The Forfeiture Agreement provides that our Sponsor, subject to certain limitations and in accordance with the terms of the agreement, will forfeit up to 50% of its 13,500,000 shares of our Class B common stock determined based on the actual exercise of redemption rights by stockholders of our company in connection with the Business Combination.

•        Our management and the Board considered various factors in determining whether to approve the Merger Agreement and the Business Combination. For more information about our decision-making process, see the section entitled “Proposal No. 1 — The Business Combination Proposal — CMLS III Board of Directors’ Reasons for the Approval of the Business Combination.”

•        Pursuant to our Current Charter, in connection with the Business Combination, holders of our public shares may elect to have their public shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Current Charter. As of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own outstanding shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer

Agent, Continental Stock Transfer & Trust Company, at least two business days prior to the scheduled date of the Special Meeting. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights.”

•        In addition to voting on the proposal to adopt the Merger Agreement and approve the transactions contemplated thereunder, including the Business Combination, at the Special Meeting, the stockholders of the Company will be asked to vote on:

Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 120,000,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 10,250,000 shares of common stock, and up to 365,000,000 shares of our common stock to EQRx stockholders and up to 50,000,000 Earn-Out Shares, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing;

Proposal No. 3 — The Incentive Plan Proposal — To approve the 2021 Incentive Plan, a copy of which is included in this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2021 Incentive Plan;

Proposal No. 4 — The ESPP Proposal — To approve the ESPP, a copy of which is included in this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP;

Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form included in the accompanying proxy statement/prospectus as Annex E, including a change to the Company’s stock classes and an increase in the number of authorized shares of the Company; and

Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal.

Please see the sections entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Nasdaq Stock Issuance Proposal,” “Proposal No. 3 — The Incentive Plan Proposal,” “Proposal No. 4 — The ESPP Proposal,” “Proposal No. 5 — The Charter Amendment Proposal,” and “Proposal No. 6 — The Adjournment Proposal.” Proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

•        The Merger Agreement may be terminated at any time prior to the consummation of the Business Combination upon mutual written agreement of the parties thereto, or by the Company or EQRx in specified circumstances. For more information about the termination rights under the Merger Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Termination.”

•        The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

•        In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and its affiliates and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by April 9, 2023, or any extended period of time that we may have to consummate an initial business combination as a result of an amendment to our Current Charter (“applicable deadline”);

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin will continue as a board member of the post-combination company, and will be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding stock on an as-converted basis, and Mr. Casdin serves on the board of directors of EQRx;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s public stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of CMLS III’s directors (and/or entities controlled by them) generating gross proceeds to CMLS III of $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “CMLS III” refer to CM Life Sciences III Inc., a Delaware corporation, and the term “post-combination company” refers to the company following the consummation of the Business Combination. In this proxy statement/prospectus:

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to the Company from the Trust Account in connection with the transactions contemplated by the Merger Agreement (after giving effect to any redemptions of public shares, if any) and (ii) the aggregate cash proceeds actually received by CMLS III with respect to the PIPE Investment.

“Aggregate Transaction Proceeds Condition” means the minimum aggregate cash amount that CMLS III must have available from the Aggregate Transaction Proceeds, which amount will not be less than $1,000,000,000.

“A&R Certificate of Incorporation” means the proposed Amended and Restated Certificate of Incorporation of the Company, a form of which is attached hereto as Annex E, which will become the post-combination company’s certificate of incorporation. In case the Business Combination is not consummated, the Current Charter will continue to be the certificate of incorporation of the Company.

“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger.

“Closing” means the consummation of the Business Combination.

“Closing Date” means the closing date of the Business Combination.

“CMLS III Board”, “our Board” or the “the Board” means the board of directors of CMLS III.

“CMLS III Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of CMLS III.

“CMLS III Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of CMLS III.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the closing sale price of one share of CMLS III Class A common stock as reported on Nasdaq (or the exchange on which the shares of CMLS III Class A common stock are then listed) for a period of at least 20 days out of 30 consecutive trading days ending on the trading day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into CMLS III Class A common stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of CMLS III and EQRx), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to CMLS III Class A common stock).

“Company common stock” means, collectively, the CMLS III Class A common stock and the CMLS III Class B common stock.

“D.F. King” means D.F. King & Co., Inc., proxy solicitor to the Company.

“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.

“Earn-Out Period” shall mean the time period beginning on the date that is the 12-month anniversary of the Closing and ending on the date that is the 36-month anniversary of the Closing (inclusive of the first and last day of such period).

“Earn-Out RSU” shall mean the award of restricted stock units in respect of the Earn-Out Shares granted to the Earn-Out Service Providers pursuant to the earn-out award agreement.

“Earn-Out Service Provider” shall mean each employee or individual service provider of EQRx, in each case whom the EQRx Board designates as an Earn-Out Service Provider prior to the Closing and who enters into an earn-out award agreement.

“Earn-Out Shares” shall mean 50,000,000 shares of CMLS III Class A common stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to CMLS III Class A common stock occurring on or after the Closing).

“Earn-Out Pro Rata Share” shall mean for each EQRx Stockholder, such amount determined in accordance with the following formula and as applied by the CMLS III Board of Directors in good faith: (The total number of Earn-Out Shares minus the number of Earn-Out Shares underlying any Earn-Out RSUs) multiplied by (such EQRx Stockholder’s pro rata portion of the Closing Number of Securities divided by the total Closing Number of Securities).

“Effective Time” means, with respect to the Merger, the time on the Closing Date at which the Merger becomes effective.

“EQRx” means EQRx, Inc., a Delaware corporation, to be renamed [•] in connection with the consummation of the Business Combination.

“EQRx Board” means the board of directors of EQRx.

“EQRx common stock” means the shares of common stock, par value $0.0001 per share, of EQRx.

“EQRx preferred stock” means, collectively, the shares of EQRx Series A preferred stock and EQRx Series B preferred stock.

“EQRx Series A preferred stock” means the shares of Series A convertible preferred stock, par value $0.0001 per share, of EQRx.

“EQRx Series B preferred stock” means, collectively, the shares of Series B convertible preferred stock, par value $0.0001 per share, of EQRx.

“EQRx stock” means, collectively, the EQRx common stock and the EQRx preferred stock.

“EQRx Stockholder Approval” means the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement by the holders of shares of EQRx stock representing a majority of the voting power of EQRx, including the (y) approval of the holders of EQRx preferred stock voting as a separate class and (z) approval of holders of the EQRx preferred stock and EQRx common stock voting as a single class (on an as converted basis).

“EQRx Management” means the management of EQRx following the Closing.

“ESPP” means the EQRx, Inc. Employee Stock Purchase Plan, a copy of which is included in this proxy statement/prospectus as Annex D, to be approved and adopted by the stockholders of CMLS III pursuant to the ESPP Proposal at the Special Meeting.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FASB” means the Financial Accounting Standards Board.

“Founder Shares” means the aggregate of 13,800,000 shares of CMLS III Class B common stock held by our Initial Stockholders.

“GAAP” means United States generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“2021 Incentive Plan” means the EQRx, Inc. 2021 Stock Option and Incentive Plan, a copy of which is included in this proxy statement/prospectus as Annex C, to be approved and adopted by the stockholders of CMLS III pursuant to the Incentive Plan Proposal at the Special Meeting.

“Initial Stockholders” means the Sponsor, Dr. Abernethy, Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means CMLS III’s initial public offering, consummated on April 9, 2021, through the sale of an aggregate of 55,200,000 units at $10.00 per unit, including the issuance of 7,200,000 units as a result of the underwriter’s exercise of its over-allotment in full.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Merger” means the merger of Merger Sub with and into EQRx.

“Merger Agreement” means that Merger Agreement, as amended by an amendment thereto dated as of September 21, 2021 and as may be further amended from time to time, dated as of August 5, 2021, by and among CMLS III, Merger Sub and EQRx, a composite copy of which is included in this proxy statement/prospectus as Annex A.

“Merger Sub” means Clover III Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of CMLS III.

“Nasdaq” means The Nasdaq Stock Market.

“New EQRx” means the post-combination company, after giving effect to the Business Combination.

“Outside Date” means March 31, 2022.

“PIPE Investment” means the issuance of an aggregate of 120,000,000 shares of CMLS III Class A common stock pursuant to the Subscription Agreements to the PIPE Investors immediately prior to the Closing, at a purchase price of $10.00 per share.

“PIPE Investors” means the certain institutional and accredited investors who are party to the Subscription Agreements.

“Private placement warrants” means the 8,693,333 private placement warrants issued to our Sponsor and CMLS III’s independent director nominees concurrently with CMLS III’s IPO.

“Public shares” means shares of CMLS III Class A common stock included in the units issued in CMLS III’s IPO.

“Public stockholders” means the holders of public shares.

“Public warrants” means the warrants included in the units issued in the IPO, each of which is exercisable for one share of CMLS III Class A common stock, in accordance with its terms.

“Registration Rights Agreement” or “Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into as of the Closing by and among CMLS III, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of CMLS III.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means CMLS Holdings III LLC, a Delaware limited liability company.

“Special Meeting” means the special meeting of the stockholders of CMLS III to consider matters relating to the Business Combination, to be held at              a.m., New York City time, on             , 2021, in virtual format.

“Subscription Agreements” means the subscription agreements, each dated as of August 5, 2021, by and between CMLS III and the PIPE Investors, pursuant to which CMLS III has agreed to issue an aggregate of 120,000,000 shares of CMLS III Class A common stock to the PIPE Investors immediately prior to the Closing at a purchase price of $10.00 per share.

“Trading Days” means any day on which shares of CMLS III Class A common stock are actually traded on the principal securities exchange or securities market on which shares of CMLS III Class A common stock are then traded.

“Transactions” means the Business Combination, as well as the issuance of 120,000,000 shares of CMLS III Class A common stock to the PIPE Investors pursuant to the PIPE Investment immediately prior to the Closing.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Triggering Event I” shall mean if the Common Share Price is greater than or equal to $12.50 during the Earn-Out Period.

“Triggering Event II” shall mean if the Common Share Price is greater than or equal to $16.50 during the Earn-Out Period.

“Triggering Events” shall mean, collectively, Triggering Event I and Triggering Event II.

“Trust Account” means the Trust Account of CMLS III that holds the proceeds from CMLS III’s IPO and the private placement of the private placement warrants.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of April 6, 2021, by and between CMLS III and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Units” means the units of CMLS III, each consisting of one share of CMLS III Class A common stock and one-fifth of one public warrant of CMLS III.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
AND THE SPECIAL MEETING

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to carefully read this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on [day], [date] at [time] Eastern time at [virtual meeting link].

Q:    Why am I receiving this proxy statement/prospectus?

A:    Our stockholders are being asked to consider and vote upon a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination, among other proposals. We have entered into the Merger Agreement, pursuant to which the Company’s wholly owned subsidiary will merge with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of the Company. Subject to the terms of the Merger Agreement, at the Effective Time of the Business Combination, each share of EQRx stock issued and outstanding immediately prior to the Effective Time of the Business Combination, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), will convert into the Closing Merger Consideration set forth in the Merger Agreement. A composite copy of the Merger Agreement is included in this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:    When is the Special Meeting?

A:    The Special Meeting will be held on [day], [date] at [time] Eastern time at [virtual meeting link]. In light of ongoing developments related to coronavirus (COVID-19), after careful consideration, the Company has determined that the Special Meeting will be a virtual meeting conducted exclusively via live webcast in order to facilitate stockholder attendance and participation while safeguarding the health and safety of our stockholders, directors and management team. You or your proxyholder will be able to attend the virtual Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting and submit questions during the Special Meeting by visiting [virtual meeting link] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Because the Special Meeting is completely virtual and being conducted via live webcast, stockholders will not be able to attend the meeting in person.

Q:    How can I attend and vote at the Special Meeting?

Any stockholder wishing to attend the virtual meeting should register for the meeting by [•], 2021. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Q:    What are the specific proposals on which I am being asked to vote on at the Special Meeting?

A:    You are being asked to consider and vote on proposals to:

1.      Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Merger Agreement, a composite copy of which is included in this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to EQRx stockholders as Merger Consideration;

2.     Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 120,000,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 10,250,000 shares of common stock, and up 365,000,000 shares of our common stock to EQRx stockholders and up to 50,000,000 Earn-Out Shares, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing;

3.     Proposal No. 3 — The Incentive Plan Proposal — To approve the 2021 Incentive Plan a copy of which is included in this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2021 Incentive Plan;

4.     Proposal No. 4 — The ESPP Proposal — To approve the ESPP a copy of which is included in this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP;

5.     Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation in the form included in the accompanying proxy statement/prospectus as Annex E, including a change to the Company’s stock classes and an increase in the number of authorized shares of the Company; and

6.     Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

Q:    Are the proposals conditioned on one another?

A:    Yes. Under the Merger Agreement, the approval of the condition precedent proposals presented at the Special Meeting is a condition to the consummation of the Business Combination. The adoption of each condition precedent proposal in this proxy statement/prospectus (other than the Adjournment Proposal) is conditioned on the approval of all of the condition precedent proposals. If our stockholders do not approve of each of the condition precedent proposals, the Business Combination may not be consummated. Therefore, approval of the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal are conditioned upon stockholders’ approval of the Business Combination Proposal. Moreover, the transactions contemplated by the Merger Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, ESPP Proposal and the Charter Amendment Proposal are approved at the Special Meeting.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Q:    Why is the Company providing stockholders with the opportunity to vote on the Business Combination?

A:    Under our Current Charter, we must provide all holders of public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote, rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders of the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing. The adoption of the Merger Agreement is required under Delaware law and the approval of the Business Combination is required under our Current Charter. In addition, such approval is also a condition to the Closing under the Merger Agreement.

Q:    What will happen in the Business Combination?

A:    Pursuant to the Merger Agreement, EQRx will become a wholly-owned subsidiary of the Company as a result of the Merger of the Company’s wholly owned subsidiary, Merger Sub, with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of the Company.

Q:    Following the Business Combination, will the Company’s securities continue to trade on a stock exchange?

A:    Yes. We intend to apply to list the post-combination company’s common stock and warrants on Nasdaq under symbols “EQRX” and “EQRXW,” respectively, upon the Closing. Our units will automatically separate into the component securities upon consummation of the Business Combination and, as a result, will no longer trade as a separate security.

It is a condition of the consummation of the Business Combination that we receive confirmation from Nasdaq that our Class A common stock issued in connection with the Business Combination has been approved for listing on Nasdaq. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition in the Business Combination is waived by EQRx. It is important for you to know that, at the time of our special meeting, we may not have received confirmation that our Class A common stock to be issued in connection with the Business Combination has been approved, or that the parties will obtain prior to the consummation of the Business Combination approval, for listing on Nasdaq, and it is possible that such condition to the consummation of the Business Combination may be waived by the parties. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived by the parties and therefore our Class A common stock and public warrants would not be listed on any nationally recognized securities exchange.

Q:    How has the announcement of the Business Combination affected the trading price of the Company’s common stock?

A:    On August 5, 2021, the trading date before the public announcement of the Business Combination, the Company’s units and common stock closed at $10.50 and $10.01, respectively. On September 30, 2021, the trading date immediately prior to the date of this proxy statement/prospectus, the Company’s units, common stock and warrants closed at $10.25, $9.92 and $2.14, respectively.

Q:    How will the Business Combination impact the shares of the Company outstanding after the Business Combination?

A:    After the Business Combination and the consummation of the transactions contemplated thereby, including the PIPE Investment, the amount of common stock outstanding will increase by approximately 664.5% to approximately 527.7 million shares of common stock (assuming that no shares of common stock are redeemed). Additional shares of common stock may be issuable in the future as a result of the issuance of additional shares that are not currently outstanding, including the issuance of shares of common stock upon exercise or settlement of the public warrants, private placement warrants, Earn-Out Shares, options and Earn-Out RSUs issued in connection with the Business Combination after the Business Combination. The issuance and sale of such shares in the public market could adversely impact the market price of our common stock, even if our business is doing well.

Q:    Is the Business Combination the first step in a “going private” transaction?

A:    No. The Company does not intend for the Business Combination to be the first step in a “going private” transaction. One of the primary purposes of the Business Combination is to provide a platform for EQRx to access the U.S. public markets.

Q:    Will the management of EQRx change in the Business Combination?

A:    We anticipate that all of the executive officers of EQRx serving as of the date hereof will remain with the post-combination company. The current directors of the Company will resign at the time of the Business Combination, other than Dr. Abernethy, who has been nominated by CMLS III, subject to the approval of the EQRx Board, to serve as a director of the post-combination company upon completion of the Business Combination, and Eli Casdin, who has been nominated by EQRx to serve as a director of the post-combination company upon completion of the Business Combination. The remaining director nominees will be designated by EQRx in accordance with the terms of the Merger Agreement. Please see the section entitled “Management After the Business Combination.”

Q:    What equity stake will current stockholders of the Company, PIPE Investors and the EQRx stockholders hold in the post-combination company after the Closing?

A:    It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 10.5% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 22.7% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 33.2% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 2.6% of the outstanding shares of the post-combination company; and (iv) the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 365,000,000 shares of CMLS III Class A Common Stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Q:    Will the Company obtain new financing in connection with the Business Combination?

A:    Yes. The PIPE Investors have agreed to purchase 120,000,000 shares of common stock, in the aggregate, for $1,200,000,000 of gross proceeds, pursuant to the Subscription Agreements. The Subscription Agreements are contingent upon, among other things, stockholder approval of the Business Combination Proposal and the Closing. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Related Agreements — Subscription Agreements.” The Company does not currently anticipate obtaining any new debt financing to fund the Business Combination.

Q:    What conditions must be satisfied to complete the Business Combination?

A:    There are a number of closing conditions in the Merger Agreement, including the approval by the stockholders of the Company of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement.”

Q:    Are there any arrangements to help ensure that the Company will have sufficient funds, together with the proceeds in its Trust Account and from the PIPE Investment, to fund the aggregate purchase price?

A:    Unless waived by EQRx, the Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is conditioned on the funds in the Trust Account, together with the funding of any amounts payable under the Subscription Agreements, being equal to no less than an aggregate amount of $1,000,000,000 after payment of redemptions and Company and EQRx transaction expenses. The PIPE Investors have agreed to purchase approximately 120,000,000 shares of common stock at $10.00 per share for gross proceeds to the Company of approximately $1,200,000,000 pursuant to Subscription Agreements entered into at the signing of the Merger Agreement. The PIPE Investment is contingent upon, among other things, stockholder approval of the Business Combination Proposal and the Closing.

The Company will use the proceeds of the PIPE Investment, together with the funds in the Trust Account, to pay certain fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, including the Business Combination, and pursuant to the terms of the Merger Agreement.

Q:    Why is the Company proposing the Nasdaq Stock Issuance Proposal?

A:    We are proposing the Nasdaq Stock Issuance Proposal in order to comply with Nasdaq Listing Rules 5635(a) and (d), which require stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power or shares of common stock outstanding before the issuance of stock or securities.

In connection with the Business Combination, we expect to issue (i) up to 365,000,000 shares of common stock in the Business Combination plus up to 50,000,000 Earn-Out Shares, and (ii) approximately 120,000,000 shares of common stock in the PIPE Investment. Because we may issue 20% or more of our outstanding common stock when considering together the Stock Consideration and the PIPE Investment, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (d). For more information, please see the section entitled “Proposal No. 2 — The Nasdaq Stock Issuance Proposal.”

Q:    Why is the Company proposing the Incentive Plan Proposal?

A:    The purpose of the Incentive Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long- term incentive compensation opportunities tied to the performance of the post-combination company. Please see the section entitled “Proposal No. 3 — The Incentive Plan Proposal” for additional information.

Q:    Why is the Company proposing the ESPP Proposal?

A:    The purpose of the ESPP Proposal is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the Company by purchasing common stock on favorable terms and to pay for such purchases through payroll deductions.

The Company believes by providing eligible employees with an opportunity to increase their proprietary interest in the success of the Company, the ESPP will motivate participants to offer their maximum effort to the Company and help focus them on the creation of long-term value consistent with the interests of the Company’s stockholders. For more information about the ESPP, please see the section entitled “Proposal No. 4 — The ESPP Proposal.”

Q:    Why is the Company proposing the Charter Amendment Proposal?

A:    The A&R Certificate of Incorporation that we are asking our stockholders to adopt in connection with the Business Combination provides for certain amendments to our Current Charter. The A&R Certificate of Incorporation provides for various changes that the Company’s Board believes are necessary to address the needs of the post-combination company, including, among other things: (i) the change of the Company’s name to “EQRx, Inc.”; (ii) the increase of the total number of authorized shares (and subsequent reclassification of our common stock into one class of common stock) of all classes of capital stock, par value of $0.0001 per share, from 401,000,000 shares, consisting of 380,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock, to 1,252,000,000 shares, consisting of 1,250,000,000 shares of post-combination company “common stock” and 2,000,000 shares of “preferred stock.” Pursuant to Delaware law, we are required to submit the Charter Amendment Proposal to the Company’s stockholders for adoption. The A&R Certificate of Incorporation will not be adopted if the Business Combination is not consummated. For additional information please see the section entitled “Proposal No. 5 — The Charter Amendment Proposal.”

Q:    Why is the Company proposing the Adjournment Proposal?

A:    We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal are approved. Please see the section entitled “Proposal No. 5 — The Adjournment Proposal” for additional information.

Q:    What happens if I sell my shares of common stock before the Special Meeting?

A:    The record date for the Special Meeting is earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of common stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of common stock because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your shares of common stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:    What constitutes a quorum at the Special Meeting?

A:    A majority of the voting power of all outstanding shares of the capital stock of the Company entitled to vote must be present in person or by proxy (which would include presence at the virtual Special Meeting) to constitute a quorum for the transaction of business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Initial Stockholders, who currently own approximately 20% of our issued and outstanding shares of common stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, a majority of the outstanding shares of our common stock would be required to achieve a quorum.

Q:    What vote is required to approve the proposals presented at the Special Meeting?

A:    Proposal No. 1 — The Business Combination Proposal:    The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Business Combination Proposal.

Proposal No. 2 — The Nasdaq Stock Issuance Proposal:    The approval of the Nasdaq Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Stock Issuance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Nasdaq Stock Issuance Proposal.

Proposal No. 3 — The Incentive Plan Proposal:    The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Incentive Plan Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Incentive Plan Proposal.

Proposal No. 4 — The ESPP Proposal:    The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the ESPP Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the ESPP Proposal.

Proposal No. 5 — The Charter Amendment Proposal:    The approval of the Charter Amendment Proposal requires the affirmative vote of at least a majority of the outstanding shares of CMLS III common stock. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have the same effect as a vote “AGAINST” such Charter Amendment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established. Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Charter Amendment Proposal.

Proposal No. 6 — The Adjournment Proposal:    The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:    What happens if the Business Combination Proposal is not approved?

A:    If the Business Combination Proposal is not approved and we do not consummate a business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account.

Q:    May the Company, its Sponsor or the Company’s directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:    In connection with the stockholder vote to approve the proposed Business Combination, we, our Sponsor, or our directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:    How many votes do I have at the Special Meeting?

A:    Our stockholders are entitled to one vote on each proposal presented at the Special Meeting for each share of common stock held of record as of [•], 2021, the record date for the Special Meeting. As of the close of business on the record date, there were 55,200,000 outstanding shares of our common stock.

Q:    How do I vote?

A:    If you were a stockholder of record on [•], 2021, you may vote by granting a proxy. Specifically, you may vote:

By Mail — You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Votes submitted by mail must be received by 5:00 pm Eastern time on [•], 2021.

•        You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•        We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•        If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Voting at the Special Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at [virtual meeting link], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting.

If you hold your shares in street name, you must submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Q:    What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:    At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. A failure to vote or an abstention will have the same effect as a vote against the Charter Amendment Proposal.

Q:    What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:    Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:    If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:    Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully. If you are a stockholder of record of our common stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner of our common stock, you may vote by submitting voting instructions to your broker, bank or nominee, or otherwise by following instructions provided by your broker, bank or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or nominee.

Q:    What is the difference between a stockholder of record and a “street name” holder?

A:    If your shares are registered directly in your name with the Company’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:    If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:    No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee.

We believe that all of the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. Accordingly, if your broker submits a proxy for your shares, but you do not submit voting instructions on the proposals, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:    How will a broker non-vote impact the results of each proposal?

A:    Broker non-votes will not have any effect on the outcome of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. An abstention or broker non-vote will have the same effect as a vote against the Charter Amendment Proposal.

Q:    May I change my vote after I have returned my signed proxy card or voting instruction form?

A:    Yes. If you are a holder of record of our common stock as of the close of business on the record date, whether you vote by mail, you can change or revoke your proxy before it is voted at the Special Meeting by:

•        delivering a signed written notice of revocation to our Secretary at CM Life Sciences III Inc., 667 Madison Ave, New York, NY 10065, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•        signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•        attending and voting at the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of our common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:    What should I do if I receive more than one set of voting materials?

A:    You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:    How will the Company’s Sponsor, directors and officers vote?

A:    Prior to our IPO, we entered into agreements with our Sponsor and each of our directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal. None of our Sponsor, directors or officers has purchased any shares of our common stock during or after our IPO and, as of the date of this proxy statement/prospectus, neither we nor our Sponsor, directors or officers have entered into agreements, and are not currently in negotiations, to purchase shares prior to the consummation of the Business Combination. Currently, our Initial Stockholders own approximately 20% of our issued and outstanding shares of common stock, including all of the Founder Shares, and will be able to vote all such shares at the Special Meeting.

Q:    What interests do the Sponsor and the Company’s current officers and directors have in the Business Combination?

A:    Our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. You should take these interests into account in deciding whether to approve the Business Combination. These interests include:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin and Dr. Amy Abernethy will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding capital stock on an as-converted basis, following these entities’ investment of approximately $90.0 million since EQRx’s inception, which shares will have a value of approximately $338.7 million based on $9.92 per share, the closing price for the CMLS Class A common stock on September 30, 2021, or a value of approximately $341.4 million, based on an implied transaction value of $10.00 per share, and Mr. Casdin serves on the board of directors of EQRx;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of approximately $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:    What happens if I vote against the Business Combination Proposal?

A:    If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Merger Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of our of common stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:    Do I have redemption rights?

A:    Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $552 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where we otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, after the payment of redemptions and satisfaction of Company and EQRx transaction expenses.

Our Initial Stockholders have agreed to waive their redemption rights with respect to such shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price.

Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx. If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Q:    Can the Initial Stockholders redeem their Founder Shares in connection with consummation of the Business Combination?

A:    No. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to their shares of common stock in connection with the consummation of our Business Combination. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination. Our Initial Stockholders did not receive separate consideration for their waiver of redemption rights.

Q:    Is there a limit on the number of shares I may redeem?

A:    We have no specified maximum redemption threshold under our Current Charter. Each redemption of shares of common stock by our public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all Company and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx.

If, as a result of redemptions of common stock by our public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will we redeem shares of our common stock in an amount that would result in the Company’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules). Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in this proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of common stock.

Q:    Is there a limit on the total number of shares that may be redeemed?

A:    Yes. Our Current Charter provides that we may not redeem our public shares in an amount that would result in the Company’s failure to have net tangible assets in excess of $5,000,001 (such that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the Merger Agreement. Other than this limitation, our Current Charter does not provide a specified maximum redemption threshold. In addition, the Merger Agreement provides that the obligation of EQRx to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $1,000,000,000, after the payment of redemptions and satisfaction of Company and EQRx transaction expenses. In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Based on the amount of approximately $552 million in our Trust Account as of June 30, 2021, and taking into account the anticipated gross proceeds of approximately $1.2 billion from the PIPE Investment, approximately 55.2 million shares of common stock may be redeemed and still enable us to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement. We refer to this as the maximum redemption scenario.

Q:    Will how I vote affect my ability to exercise redemption rights?

A:    No. You may exercise your redemption rights whether you vote your shares of common stock for or against, or whether you abstain from voting on the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Merger Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:    How do I exercise my redemption rights?

A:    In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on [•], 2021 (two business days before the scheduled date of the Special Meeting) (a) submit a written request to the Transfer Agent that the Company redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the scheduled vote on the proposal to approve the Business Combination at the Special Meeting, or to deliver their shares to the Transfer Agent electronically using Depository Trust Company’s (“DTC”) Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise redemption rights to tender their shares, as the need to deliver shares is a requirement to exercising redemption rights, regardless of the timing of when such delivery must be effectuated.

Q:    What are the U.S. federal income tax consequences of exercising my redemption rights?

A:    The U.S. federal income tax consequences to stockholders who exercise their redemption rights to receive cash in exchange for their public shares depend on the stockholder’s particular facts and circumstances. Such stockholder generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the public shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent not in excess of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed public shares, and any remaining amount will be treated as gain realized on the sale or other disposition of public shares. These tax consequences are described in more detail in the section titled “Proposal No. 1 — The Business Combination Proposal — Certain Material U.S. Federal Income Tax Considerations of the Redemption.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

Q:    What are the material U.S. federal income tax consequences of the Business Combination to me?

A:    Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section entitled “Certain Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:    If I am a Company warrant holder, can I exercise redemption rights with respect to my public warrants?

A:    No. The holders of our public warrants have no redemption rights with respect to our public warrants.

Q:    Do I have appraisal rights if I object to the proposed Business Combination?

A:    No. Appraisal rights are not available to holders of our common stock in connection with the Business Combination.

Q:    What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:    The funds held in the Trust Account (together with the proceeds from the PIPE Investment) will be used to pay certain fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by the Company and other parties to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, including the Business Combination, and pursuant to the terms of the Merger Agreement.

Q:    What happens if the Business Combination is not consummated?

A:    There are certain circumstances under which the Merger Agreement may be terminated. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” for information regarding the parties’ specific termination rights.

If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the IPO price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Related to CMLS III and the Business Combination.”

Holders of our Founder Shares have waived any right to any liquidation distribution with respect to such shares and the underwriters of our IPO agreed to waive their rights to the business combination marketing fee held in the Trust Account in the event we do not complete our initial business combination within the required period. In addition, if we fail to complete a business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:    When is the Business Combination expected to be completed?

A:    The closing of the Business Combination is expected to take place on or prior to the second business day following the satisfaction or waiver of the conditions described below in the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination.” The closing is expected to occur in the fourth quarter of 2021. The Merger Agreement may be terminated by the Company or EQRx if the Closing has not occurred by March 31, 2022.

For a description of the conditions to the completion of the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination.”

Q:    What do I need to do now?

A:    You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:    Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:    The Company is soliciting proxies on behalf of its Board. The Company will pay the cost of soliciting proxies for the Special Meeting. The Company has engaged D.F. King to assist in the solicitation of proxies for the Special Meeting. The Company has agreed to pay D.F. King a fee of $25,000, plus disbursements, and will reimburse D.F. King for its reasonable out-of-pocket expenses and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses. The Company will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Company common stock for their expenses in forwarding soliciting materials to beneficial owners of the Company common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:    Who can help answer my questions?

A:    If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

c/o Corvex Management LP
667 Madison Avenue
New York 10065
Attn: Eli Casdin
Email: Eli@casdincapital.com

You may also contact our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMLT@dfking.com

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information contained in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus, including the Annexes and accompanying financial statements of the Company and EQRx, to fully understand the proposed Business Combination (as described below) before voting on the proposals to be considered at the Special Meeting (as described below). Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise specified, the ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 365,000,000 shares of CMLS III Class A Common Stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company.

Parties to the Business Combination

The Company

The Company is a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

The mailing address of the Company’s principal executive office is 667 Madison Avenue, New York, New York 10065.

Merger Sub

Merger Sub, a Delaware corporation, is a wholly-owned subsidiary of the Company, formed by the Company in Delaware, to consummate the Business Combination. In the Business Combination, Merger Sub will merge with and into EQRx, with EQRx surviving the Merger as a wholly-owned subsidiary of the Company.

The mailing address of Merger Sub’s principal executive office is 667 Madison Avenue, New York, New York 10065.

EQRx

EQRx is a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. EQRx’s mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner. Launched in January 2020, EQRx’s “New Pharma” solution starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases. EQRx is focused on developing programs that are innovative, branded, and patent-protected that, if approved, have potential to be equivalent or superior to other therapies in their class. EQRx does not have any products approved for commercial sale and has not generated any revenue to date, and so may never become profitable. In addition, EQRx’s business and pricing model is untested and may never be successful or generate sufficient revenue to lead to profitability.

The mailing address of EQRx’s principal executive office is 50 Hampshire Street, Cambridge, Massachusetts 02139.

The Business Combination Proposal

On August 5, 2021, the Company and Merger Sub entered into the Merger Agreement with EQRx. The EQRx stockholders have adopted and approved the Merger Agreement. CMLS III Class A common stock is currently listed on Nasdaq. If the Merger Agreement is approved by Company stockholders at the Special Meeting, Merger Sub will merge with and into EQRx, with EQRx surviving the merger as a wholly owned subsidiary of the Company. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.” A composite copy of the Merger Agreement is included in this proxy statement/prospectus as Annex A.

Merger Consideration to the EQRx Stockholders

Under the Merger Agreement, CMLS III has agreed to acquire all of the outstanding equity interests of EQRx for at least $3.65 billion in aggregate consideration consisting of 365,000,000 shares of CMLS III Class A common stock and up to an additional 50,000,000 shares of CMLS III Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of EQRx stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive:

(a)    a number of shares of CMLS III Class A Common Stock equal to the quotient of: (i) the product of (x) such stockholder’s total shares of EQRx stock (with the EQRx common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement, divided by (ii) $10.00; and

(b)   such stockholder’s earn-out pro rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

In addition, at the Effective Time, each outstanding option to purchase EQRx common stock will be exchanged for options to purchase CMLS III Class A common stock, and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of CMLS III Class A common stock calculated in accordance with the terms of the Merger Agreement.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, a Triggering Event occurs, then we will deliver or cause to be delivered to each applicable EQRx stockholder in accordance with such stockholder’s respective Earn-Out Pro Rata Share (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the applicable Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — CMLS III Board of Directors’ Reasons for the Approval of the Business Combination,” the CMLS III Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for CMLS III’s IPO, including that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. For more information about the transactions contemplated by the Merger Agreement, please see the section entitled “The Business Combination Proposal.”

For further details, please see the section entitled “The Business Combination Proposal — Merger Consideration.”

Material U.S. Federal Income Tax Consequences of the Business Combination

The Company and EQRx intend that the Merger qualify as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section entitled “Certain Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Related Agreements

This section describes the material provisions of the Related Agreements, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Forms of the Forfeiture Agreement, Stockholder Support Agreement, Sponsor Support Agreement and Subscription Agreement are attached hereto as Annexes G, H, I, and J, respectively. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter the Amended and Restated Registration Rights Agreement, which will amend and restate in its entirety the existing registration rights agreement, dated April 6, 2021, by and between CMLS III and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, CMLS III is to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. CMLS III is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies CMLS III that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that CMLS III file a registration statement on Form S-1 or Form S-3 to register certain shares of CMLS III Class A common stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Forfeiture Agreement

In connection with the execution of the Merger Agreement, the Company and the Sponsor entered into the Forfeiture Agreement whereby the Sponsor agreed to forfeit certain of its 13,500,000 shares of CMLS III Class B common stock. Under the Forfeiture Agreement, up to 50% of Sponsor’s shares are subject to forfeiture based on the extent of redemptions from the Trust Account, such that Sponsor shall forfeit the full 50% of such shares if there are redemptions for 100% of the Trust Account and no shares if there are 0% redemptions (with the portion of such 50% of Sponsor’s shares that are forfeited adjusting on a linear basis in between 100% and 0% redemptions from the Trust Account).

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, CMLS III entered into the Stockholder Support Agreement with certain stockholders of EQRx, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of EQRx stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with the Company and EQRx, pursuant to which, among other things, the Sponsor agreed to vote all shares of Company common stock beneficially owned by the Sponsor in favor of each of the proposals and any other matters necessary or reasonably requested by EQRx for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other competing business combination proposal.

The Sponsor also agreed, subject to certain exceptions, not to (a) transfer any of its CMLS III Class B common stock or private placement warrants, (b) enter into any swap or other arrangement that transfers to another the Sponsor’s CMLS III Class B common stock or private placement warrants, and (c) publicly announce any intention to effect any transaction specified by the foregoing until the earlier of (i) the Effective Time, (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”), and (iii) the liquidation of the Company subsequent to the Closing.

The Sponsor Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the Expiration Time, (ii) the liquidation of the Company, and (iii) the written agreement of the Company, Sponsor and EQRx. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under such agreement will terminate, without any liability or other obligation on the part of any party to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of the Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination.

Insider Letter Amendment

In connection with the execution of the Merger Agreement, the Company, the Sponsor and certain other insiders entered into an amendment (the “Insider Letter Amendment”) to the letter agreement, dated as of April 6, 2021 (the “Insider Letter”).

Pursuant to the Insider Letter Amendment, the Sponsor agreed:

•        with respect to 50% of its Founder Shares (or any shares of CMLS III Class A common stock issuable upon conversion of its Founder Shares) not to transfer any such Founder Shares (or any shares of Class A common stock issuable upon conversion thereof) until the earlier of (A) one year after the Closing and (B) after the Business Combination, (x) the first date that the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30 trading-day period commencing at least 150 days after the Closing Date, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash securities or other property (the “Initial Sponsor Shares Lock-up Period”); and

•        with respect to any of its Founder Shares not subject to the Initial Sponsor Shares Lock-up Period, not to Transfer any such Founder Shares (or any shares of CMLS III Class A common stock issuable upon and each insider also agreed not to transfer any private placement warrants (or any share of Class A common stock issuable upon the exercise of its Founder Shares) until the expiration of the period ending on the second anniversary of the Closing.

Subscription Agreements

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Lock-up Agreements

In connection with the execution of the Merger Agreement, EQRx agrees to use reasonable best efforts to obtain a Stockholder Lock-Up Agreement from each EQRx stockholder holding more than 1% of the outstanding capital stock of EQRx. Pursuant to such Stockholder Lock-Up Agreement, each stockholder agrees, from the Closing Date until the earliest of (a) the date that is 180 calendar days from the Closing Date, and (b) the date following the Closing Date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Company capital stock for cash, securities or other property; not to (i) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to shares of CMLS III Class A common stock issued to such shareholder pursuant to the Merger Agreement (such shares of CMLS III Class A common stock, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Incentive Plan

Our Board approved the 2021 Incentive Plan on August 5, 2021, subject to stockholder approval of the 2021 Incentive Plan at the Special Meeting. The purpose of the 2021 Incentive Plan is to promote the long-term success of the post-combination company and the creation of stockholder value by encouraging service providers to focus on critical long-range corporate objectives, encouraging the attraction and retention of service providers, employees and directors with exceptional qualifications and linking service providers directly to stockholder interests through increased stock ownership. These incentives are provided through the grant of stock options, including incentive stock options, and nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock awards, restricted stock units, and cash-based awards. For more information about the 2021 Incentive Plan, please see the section entitled “Proposal No. 3 — The Incentive Plan Proposal — Summary of Material Features of the 2021 Incentive Plan.”

Employee Stock Purchase Plan

Our Board approved the ESPP on August 5, 2021, subject to stockholder approval of the ESPP at the Special Meeting. The purpose of the ESPP Proposal is to provide eligible employees with an opportunity to increase their proprietary interest in the success of the post-combination company by purchasing common stock on favorable terms and to pay for such purchases through payroll deductions. We believe by providing eligible employees with an opportunity to increase their proprietary interest in the success of the post-combination company, the ESPP will motivate participants to offer their maximum effort to the post-combination company and help focus them on the creation of long-term value consistent with the interests of the post-combination company’s stockholders. For more information about the ESPP, please see the section entitled “Proposal No. 4 — The ESPP Proposal.”

Redemption Rights

Pursuant to our Current Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to the Company to pay its franchise and income taxes, by (ii) the total number of then-outstanding public shares; provided that the Company will not redeem any shares of common stock issued in the IPO to the extent that such redemption would result in the Company’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) in excess of $5,000,001. As of June 30, 2021, the estimated per share redemption price would have been approximately $10.00.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. Any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with our consent, until the Closing.

Impact of the Business Combination on the Company’s Public Float

It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 10.5% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 22.7% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 33.2% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 2.6% of the outstanding shares of the post-combination company; and (iv) the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The PIPE Investors have agreed to purchase 120,000,000 shares of common stock, in the aggregate, for $1,200,000,000 of gross proceeds.

The ownership percentages with respect to the post-combination and PIPE Investment are based on aggregate Merger Consideration of 365,000,000 shares of CMLS III Class A Common Stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

The following table illustrates varying ownership levels in the Company, assuming no redemptions by the Company’s public stockholders and the maximum redemptions by the Company’s stockholders:

	# of shares assuming no redemptions	% assuming no redemptions	# of shares assuming maximum redemptions	% assuming maximum redemptions
Public stockholders	55,200,000	10.5%	—	—%
PIPE investors(1)	120,000,000	22.7%	120,000,000	25.8%
Initial stockholders	13,800,000	2.6%	7,050,000	1.5%
Former EQRx stockholders(2)	338,745,307	64.2%	338,745,307	72.7%
	527,745,307	100.0%	465,795,307	100.0%

____________

(1)     The PIPE Investors includes 10,250,000 shares held by affiliates of our Sponsor.

(2)    Please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Other Proposals

In addition, the stockholders of the Company will be asked to vote on:

•        a proposal to approve, for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of the Company’s issued and outstanding common stock pursuant to the Business Combination and the PIPE Investment (Proposal No. 2);

•        a proposal to approve and adopt the 2021 Incentive Plan, a copy of which is included in this proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2021 Incentive Plan (Proposal No. 3);

•        a proposal to approve and adopt the ESPP, a copy of which is included in this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the ESPP (Proposal No. 4);

•        a proposal to adopt the A&R Certificate of Incorporation, a copy of which is included in this proxy statement/prospectus as Annex E, including a change to the Company’s stock classes and an increase in the number of authorized shares of the Company (Proposal No. 5); and

•        a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal (Proposal No. 6).

Please see the sections entitled “Proposal No. 2 — The Nasdaq Stock Issuance Proposal,” “Proposal No. 3 — The Incentive Plan Proposal,” “Proposal No. 4 — The ESPP Proposal,” “Proposal No. 5 — The Charter Amendment Proposal,” and “Proposal No. 6 — The Adjournment Proposal” for more information.

Date and Time of Special Meeting

The Special Meeting will be held on [day], [date] at [time] Eastern time at [virtual meeting link], or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting [virtual meeting link] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by [date] at [virtual meeting link]. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Voting Power; Record Date

Only Company stockholders of record at the close of business on [•], 2021, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Company common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 69,000,000 shares of Company common stock outstanding and entitled to vote, of which 55,200,000 are public shares and 13,800,000 are Founder Shares held by our Initial Stockholders.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of EQRx issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Appraisal Rights

Appraisal rights are not available to our stockholders in connection with the Business Combination.

Proxy Solicitation

The Company is soliciting proxies on behalf of its Board. Proxies may be solicited by mail. The Company has engaged D.F. King to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Company Stockholders — Revoking Your Proxy.”

Interests of Certain Persons in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin and Dr. Amy Abernethy will continue as board members of the post-combination company, and will be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding capital stock on an as-converted basis, following these entities’ investment of approximately $90.0 million since EQRx’s inception, with an estimated value of $341.4 million at the Closing based on an implied transaction value of $10.00, and Mr. Casdin serves on the board of directors of EQRx;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Initial Stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of approximately $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

Reasons for the Approval of the Business Combination

We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We sought to do this by utilizing the networks and industry experience of both our Sponsor and our Board to identify, acquire and operate one or more businesses within or outside of the United States, although we were not limited to a particular industry or sector, we focused on the life sciences sector.

In particular, our Board considered the following positive factors, although not weighted or in any order of significance:

•        Opportunities Arising from EQRx’s Business and Growth Model.    The company’s collaborative payer partnerships and modern drug development approach, combined with its strong business development efforts in-licensing assets and forming joint ventures, uniquely position it to disrupt large therapeutic markets with lower cost, high quality, innovative drugs and take share in these markets in an efficient and profitable manner.

•        Committed and Capable Management and Scientific Team.    Our Board considered that EQRx has an experienced and professional management team. Alexis Borisy, EQRx’s Chairman and CEO at such time, has founded more than a dozen innovative biotech companies. Melanie Nallicheri, EQRx’s President and COO at such time is an accomplished leader and executive, with decades of experience across the biopharma and payer value chain. EQRx’s CFO Jami Rubin brings extensive BioPharma and capital markets expertise.

•        Fairness Opinion.    The financial analysis reviewed by Houlihan Lokey Capital Inc. (“Houlihan Lokey”) with our Board as well as the oral opinion of Houlihan Lokey rendered to our Board on August 5, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to our Board dated August 5, 2021), as to the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Merger pursuant to the Merger Agreement.

•        Potential for Development of Payer Partnerships.    Our Board considered publicly available information regarding current and anticipated EQRx efforts to develop a Global Buyers Club through its existing and future partnerships with payers and pharmacy benefit managers (“PBMs”) in the industry, including collaboration agreements with payers that cover that over 20% of the U.S. insured population.

•        Existing Drug Programs and Future Pipeline.    Our Board considered the current status of the drug programs in the EQRx pipeline, including that two such programs have positive data from registration enabling studies in China. Regulatory factors for approval in EQRx geographies were also considered.

•        Benefit of Adding Members of the CMLS III Board to the EQRx Board. Our Board considered that the addition of members of our Board to the EQRx Board as part of the Business Combination provides additional board members experienced in the life sciences industry and public companies.

For a complete list of the factors considered by the CMLS III Board, please see the section entitled “Proposal No. 1 — The Business Combination Proposal — CMLS III Board of Directors’ Reasons for the Approval of the Business Combination.”

Conditions to Closing the Business Combination

Conditions to Each Party’s Obligations

The respective obligations of the Company and EQRx to complete the Business Combination are subject to the satisfaction of the following conditions:

•        the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the requisite vote of the Company stockholders;

•        the Company must have $5,000,001 of net tangible assets, as more fully described in “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Merger”;

•        the applicable waiting period(s) under the HSR Act and, if required, any other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement must have expired or been terminated and the parties to the Merger Agreement have received or been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the related transactions set forth on the disclosure schedules; and

•        there must be no legal requirement prohibiting, enjoining or making illegal the consummation of the transactions contemplated by the Merger Agreement and no restraining order prohibiting, enjoining or making illegal the consummation of such transactions may be in effect, as more fully described in “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to the Merger.”

Conditions to Obligations of the Company

The obligation of the Company to complete the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions:

•        the representations and warranties of EQRx related to organization, qualification, subsidiaries, due authorization, brokers and third party expenses, and absence of certain business practices must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the representations and warranties of EQRx set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies;

•        all other representations and warranties of EQRx set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of EQRx to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        EQRx must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects;

•        EQRx must have delivered to the Company a certificate signed by an executive officer of EQRx certifying that the preceding conditions have been satisfied;

•        the EQRx Stockholder Approval shall have been obtained;

•        no material adverse effect may have occurred since the date of the Merger Agreement that is continuing; and

•        EQRx must have delivered, or caused to have been delivered, or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the company pursuant to the Merger Agreement, duly executed by the applicable signatory or signatories specified therein, if any.

Conditions to Obligations of EQRx

The obligation of EQRx to complete the Merger is also subject to the satisfaction or waiver by EQRx of the following conditions:

•        the representations and warranties of the Company related to organization, subsidiaries, authority in relation to the Merger Agreement and business activities and liabilities must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date);

•        the representations and warranties of the Company set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies;

•        all other representations and warranties of the Company set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        the Company and Merger Sub must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects;

•        the Company must have delivered to EQRx a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying that the preceding conditions have been satisfied;

•        the Company must have delivered or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to the Merger Agreement, duly executed by the Company and Merger Sub, as applicable;

•        the Company must have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant the Merger Agreement, available to the Company for payment of the cash payment amount to be paid at Closing, and the Company and EQRx transaction costs at the Closing;

•        the funds (i) contained in the Trust Account, plus (ii) the funds to be received pursuant to the Subscription Agreements substantially concurrently with the Closing, minus (iii) payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemptions by the Company stockholders (prior to payment of transaction expenses), must equal or exceed $1,000,000,000;

•        the shares of Company common stock to be issued in connection with the Merger must have been approved for listing on the Nasdaq; and

•        no material adverse effect must have occurred since the date of the Merger Agreement and be continuing.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by mutual written agreement of CMLS III and EQRx at any time;

•        by either CMLS III or EQRx (i) if the Transactions shall not have been consummated by the Outside Date; provided, however, that the right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement; (ii) if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions, including the Merger, which order or other action is final and non-appealable; (iii) at the Special Meeting (including any adjournments thereof), the Company’s stockholder matters are not duly adopted by stockholders of CMLS III by the requisite vote under the DGCL and our Current Charter; or (iv) if the redemptions by the Company stockholders results in the Aggregate Transaction Proceeds Condition becoming incapable of being satisfied at the Closing;

•        by EQRx, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of CMLS III or Merger Sub, or if any representation or warranty of CMLS III or Merger Sub has become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by CMLS III or Merger Sub is curable by CMLS III or Merger Sub prior to the Closing, then EQRx must first provide written notice of such breach and may not terminate the Merger Agreement in accordance with Section 9.1(d) thereof until the earlier of: (i) 30 days after delivery of written notice from EQRx to CMLS III of such breach; and (ii) the Outside Date; provided, further, that each of CMLS III and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that EQRx may not terminate the Merger Agreement pursuant to Section 9.1(d) thereof if: (A) it has materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by CMLS III or Merger Sub is cured during such 30-day period);

•        CMLS III, upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of EQRx or if any representation or warranty of EQRx has become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by EQRx prior to the Closing, then CMLS III must first provide written notice of such breach and may not terminate the Merger Agreement under Section 9.1(e) thereof until the earlier of: (i) 30 days after delivery of written notice from the Company to the EQRx of such breach; and (ii) the Outside Date; provided, further, that EQRx continues to exercise commercially reasonable efforts to cure such breach (it being understood that CMLS III may not terminate the Merger Agreement pursuant to Section 9.1(e) thereof if: (A) it has materially breached this Agreement and such breach has not been cured; or (B) if such breach by EQRx is cured during such 30-day period); or

•        by either of CMLS III or EQRx, if the redemptions by the Company stockholders results in the Aggregate Transaction Proceeds Condition becoming incapable of being satisfied at the Closing.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the Antitrust Division makes a request for additional information or documentary material related to the Business Combination (a “Second Request”), the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which the Company and EQRx each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time. On August 19, 2021, the Company and EQRx filed the required forms under the HSR Act with the Antitrust Division and the FTC.

At any time before or after consummation of the Business Combination, notwithstanding any termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither the Company nor EQRx is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Company stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock.

A failure to vote, broker non-vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. An abstention, failure to vote or broker non-vote will have the same effect as a vote against the Charter Amendment Proposal.

The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Recommendation to Company Stockholders

Our Board believes that each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. Please see the section entitled “Special Meeting of Company Stockholders — Recommendation to Company Stockholders.”

Risk Factors Summary

In evaluating the proposals to be presented at the Special Meeting, a CMLS III stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”

Some of the risks related to EQRx’s business and industry and CMLS III’s business are summarized below. References in the summary below to “EQRx” generally refer to EQRx, Inc. in the present tense or the post-combination company from and after the Business Combination.

•        EQRx does not have any products approved for commercial sale and has not generated any revenue to date, and so may never become profitable.

•        EQRx’s business and pricing model is untested and may never be successful or generate sufficient revenue to lead to profitability.

•        EQRx’s business model requires it to scale its pipeline through drug engineering collaborations, in-licensing or otherwise acquiring additional product candidates, and developing such product candidates, which it may be unable to successfully achieve or maintain.

•        EQRx’s failure to manage growth effectively could cause its business to suffer and have an adverse effect on its ability to execute its business strategy, as well as operating results and financial condition.

•        EQRx may be unsuccessful in achieving broad market education and acceptance or changing prescribing or purchasing habits of healthcare system participants, or keeping up to date with recent developments in the medical field regarding treatment options.

•        EQRx may be unable to continue to attract, acquire and retain third-party collaborators, including payers, collaboration partners and licensors, or may fail to do so in an effective manner. EQRx’s collaborations with third-party collaborators are also subject to certain risks.

•        EQRx’s financial projections are subject to significant risks, assumptions, estimates and uncertainties, and its actual results may differ materially.

•        If EQRx’s preclinical studies and clinical trials are not sufficient to support regulatory approval of any of its product candidates, it may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

•        EQRx has never successfully completed the regulatory approval process for any of its product candidates and it may be unable to do so for any product candidates it acquires or develops.

•        If regulators do not accept data from EQRx’s license partners generated in other jurisdictions as a basis for regulatory approvals in its target markets, or it experiences delays in obtaining data from its license partners, or if EQRx experience delays or difficulties in the initiation or enrollment of its clinical trials, its receipt of necessary regulatory approvals could be delayed or prevented.

•        EQRx’s current or future product candidates may cause adverse or other undesirable side effects that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

•        Even if EQRx receives regulatory approval for any of its current or future product candidates, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

•        If EQRx is unable to obtain and maintain patent and other intellectual property protection for its technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize technology and drugs similar or identical to EQRx’s, and its ability to successfully commercialize its technology and drugs may be impaired.

•        Sponsor, certain members of the Board and officers of CMLS III have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•        The public stockholders of CMLS III will experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that current stockholders of CMLS III have on the management of the post-combination company.

•        The exercise of discretion by the CMLS III directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of the stockholders of CMLS III.

•        Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect CMLS III’s business, investments and results of operations.

•        There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations, and the accompanying notes included elsewhere herein. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of CMLS III and EQRx, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination is expected to be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, because EQRx has been determined to be the accounting acquirer in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the consolidated financial statements of EQRx with the Business Combination treated as the equivalent of EQRx issuing stock for the net assets of CMLS III, accompanied by a recapitalization. The net assets of CMLS III are stated at historical cost. Operations prior to the Business Combination are those of EQRx.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the unaudited condensed balance sheet of CMLS III as of June 30, 2021 with the unaudited condensed consolidated balance sheet of EQRx as of June 30, 2021, giving effect to the Business Combination and PIPE Investment as if they had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the unaudited condensed statement of operations of CMLS III for the period from January 25, 2021 (inception) through June 30, 2021 with the unaudited condensed consolidated statement of operations of EQRx for the six months ended June 30, 2021 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 adjusts the audited consolidated statement of operations of EQRx for the year ended December 31, 2020 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined financial information presented gives effect to the Business Combination and PIPE Investment, as summarized below:

•        the conversion of CMLS III Class B common stock into CMLS III Class A common stock on a one-for-one basis;

•        the filing of the A&R Certificate of Incorporation to increase the authorized share capital, reclassify all outstanding shares of CMLS III Class A common stock and Class B common stock as common stock and change its corporate name to “EQRx, Inc.”;

•        the merger of Merger Sub, a wholly owned subsidiary of CMLS III, with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of CMLS III;

•        the issuance of 120,000,000 shares of post-combination company common stock for aggregate proceeds of $1.2 billion from consummation of the PIPE Investment;

•        the conversion of EQRx’s outstanding redeemable convertible preferred stock (on an as-converted basis) into post-combination company common stock pursuant to the estimated exchange ratio of 0.62 effective immediately prior to the Closing;

•        the payment of transaction costs incurred by CMLS III and EQRx; and

•        the payment of deferred legal fees, underwriting commissions and other costs incurred in connection with the Business Combination and PIPE Investment.

The exchange ratio is currently estimated to be 0.62 shares of post-combination company common stock per share of EQRx’s common stock. The exchange ratio will be determined at Closing in accordance with the Merger Agreement and is subject to change.

The summary pro forma information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the summary pro forma information does not purport to project the future financial position or operation results of the post-combination company.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption, which produce different allocations of the total post-combination company equity between holders of the common stock:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS III Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS III exercise redemption rights with respect to their CMLS III Class A common stock. This scenario assumes that 55,200,000 shares of CMLS III Class A common stock are redeemed for an aggregate redemption payment of $552.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $1.0 billion, consisting of CMLS III’s Trust Account and PIPE Investment proceeds less CMLS III’s and EQRx’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 50% of the 13,500,000 shares of CMLS III Class B common stock by our Sponsor, pursuant to the Forfeiture Agreement.

The following summarizes the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment, presented under the two redemption scenarios:

	No Redemption Scenario		Maximum Redemption Scenario
	Shares Outstanding	%	Shares Outstanding	%
Public stockholders	55,200,000	10.5%	—	—%
PIPE investors	120,000,000	22.7%	120,000,000	25.8%
Initial stockholders	13,800,000	2.6%	7,050,000	1.5%
Former EQRx stockholders(1)	338,745,307	64.2%	338,745,307	72.7%
	527,745,307	100.0%	465,795,307	100.0%

____________

(1)     Amount excludes shares underlying outstanding option awards under the 2019 Plan and remaining shares available for issuance under such plan to acquire EQRx common stock (estimated to total, in the aggregate and after giving effect to the estimated exchange ratio, 26,254,693 shares of post-combination company common stock) that may be exercised in the future.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS III private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing.

The following summary data derived from the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 and the summary data derived from the unaudited pro forma condensed combined balance sheet as of June 30, 2021 under the no redemption scenario and maximum redemption scenario are based on the historical financial statements of CMLS III and EQRx. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages.

	Historical		Pro Forma
(dollars in thousands, except for per share amounts)	CMLS III	EQRx	No Redemption Scenario	Maximum Redemption Scenario
Statement of Operations Data – For the Period from January 25, 2021 (Inception) through June 30, 2021 and For the Six Months Ended June 30, 2021, respectively
Total operating expenses	$236	$61,598	$70,140	$70,140
Loss from operations	(236)	(61,598)	(70,140)	(70,140)
Net loss	(31,840)	(61,343)	(101,496)	(101,496)
Basic and diluted net loss per share	(2.45)	(1.68)	(0.19)	(0.22)
Statement of Operations Data – For the Year Ended December 31, 2020
Total operating expenses	$—	$250,080	$266,692	$266,692
Loss from operations	—	(250,080)	(266,692)	(266,692)
Net loss	—	(249,983)	(266,595)	(266,595)
Basic and diluted net loss per share	—	(9.81)	(0.51)	(0.57)
	Historical		Pro Forma
(dollars in thousands)	CMLS III	EQRx	No Redemption Scenario	Maximum Redemption Scenario
Balance Sheet Data – as of June 30, 2021
Total current assets	$1,330	$508,956	$2,202,848	$1,650,848
Total assets	553,338	521,093	2,214,985	1,662,985
Total current liabilities	198	24,215	24,413	24,413
Total liabilities	81,123	27,245	418,103	418,103
Class A common stock, subject to possible redemption	467,215	—	—	—
Convertible preferred stock	—	811,411	—	—
Total stockholders’ equity (deficit)	5,000	(317,563)	1,796,882	1,224,882

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the Business Combination. You should note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Act,” in which the SEC staff indicated that there is uncertainty as to the availability of the safe harbor in connection with a SPAC merger. We have based these forward-looking statements contained in this proxy statement/prospectus on the current expectations and beliefs of management of the Company and EQRx, and they are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results of the post-combination company; benefits of the Business Combination; statements of the plans, strategies and objectives of management for future operations of the post-combination company; statements regarding future economic conditions or performance; and other statements regarding the Business Combination. Forward-looking statements may contain words such as “will be,” “will,” “expect,” “anticipate,” “continue,” “project,” “believe,” “plan,” “could,” “estimate,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “pursue,” “should,” “target” or similar expressions, and include the assumptions that underlie such statements. These statements include, but are not limited to the following:

•        the ability of CMLS III and EQRx to meet the closing conditions in the Merger Agreement, including the receipt of approval by the stockholders of CMLS III of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the Charter Amendment Proposal and the ESPP Proposal and the availability of the Aggregate Transaction Proceeds at Closing;

•        the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against CMLS III and EQRx following the announcement of the Merger Agreement and the transactions contemplated therein, that could give rise to the termination of the Merger Agreement or could otherwise cause the transactions contemplated therein to fail to close;

•        the ability to obtain or maintain the listing of the post-combination company’s Class A common stock on the Nasdaq, as applicable, following the Business Combination;

•        the risk that the proposed Business Combination disrupts current plans and operations of EQRx as a result of the announcement and consummation of the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitably and retain its key employees;

•        costs related to the proposed Business Combination;

•        changes in applicable laws or regulations;

•        the ability of the post-combination company to raise financing in the future;

•        the success, cost and timing of EQRx’s and the post-combination company’s product development activities;

•        EQRx’s and the post-combination company’s ability to obtain and maintain regulatory approval for EQRx’s or the post-combination company’s products, and any related restrictions and limitations of any approved product;

•        EQRx’s and the post-combination company’s ability to maintain EQRx’s existing license agreements and manufacturing arrangements;

•        EQRx’s and the post-combination company’s ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than EQRx;

•        the size and growth potential of the markets for EQRx’s and the post-combination company’s products, and the ability of each to serve those markets, either alone or in partnership with others;

•        CMLS III’s and the post-combination company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•        CMLS III’s and the post-combination company’s financial performance;

•        the impact of the COVID-19 pandemic on EQRx’s and the post-combination company, including on the ability of CMLS III and EQRx to consummate the Business Combination; and

•        other factors detailed under the section titled “Risk Factors.”

Factors that could cause the actual results to differ materially from those described in the forward-looking statements include those set forth in the risk factors included in this proxy statement/prospectus. Any forward-looking statements made in this proxy statement/prospectus are qualified in their entirety by the forward-looking statements contained or referred to in this section, and there is no assurance that the actual results or developments anticipated by either the Company or EQRx will be realized. All subsequent written and oral forward-looking statements concerning the Company, EQRx, the post-combination company, the transactions contemplated by the Merger Agreement or other matters attributable to the Company or EQRx or any person acting on their behalf are expressly qualified in their entirety by the forward-looking statements above. Except to the extent required by applicable law, the Company and EQRx are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals to be voted on at the Special Meeting. The following risk factors related to EQRx apply to the business and operations of EQRx and will also apply to the business and operations of the post-combination company following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” CMLS III or EQRx may face additional risks and uncertainties that are not presently known to CMLS III or EQRx, or that CMLS III or EQRx currently deem immaterial, which may also impair CMLS III’s or EQRx’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein. Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to the business of EQRx, Inc., a Delaware corporation, and its subsidiary prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiary following the consummation of the Business Combination.

Risks Related to EQRx

Unless the context otherwise requires, references to “we”, “us” and “our” in this subsection “— Risks Related to EQRx” generally refer to EQRx in the present tense and the post-combination company from and after the Business Combination, and, with respect to discussion regarding preclinical studies or preclinical trials covering our product candidates and the data results from such studies or trials, “we”, “us” and “our” includes our third-party license partners and collaborators.

Investing in us involves a high degree of risk. Before you invest in us, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this proxy statement/prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our securities to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this proxy statement/prospectus, including our financial statements and the related notes thereto, and the other financial information concerning us included elsewhere in this proxy statement/prospectus.

Risks Related to Our Financial Status, Business Model and Growth Plans

We do not have any products approved for commercial sale and have not generated any revenue to date, and so may never become profitable.

To become and remain profitable, we must develop and eventually commercialize a product or products with significant market potential. This will require us to be successful in a range of challenging activities, including establishing our business model and key third-party relationships with payers, completing preclinical studies and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing, selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements.

We have no products approved for commercial sale and have not generated any revenue to date. Our ability to become and remain profitable depends upon our ability to generate revenue from product sales or execute other business arrangements. Our current product candidates are in various stages of development and we do not expect to generate any revenue from the sale of approved products in the near future. We do not expect to generate significant revenue unless and until we obtain regulatory approval of, and begin to sell, one or more of our products, if approved. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•        successfully complete our ongoing and planned preclinical and clinical studies for our pipeline programs;

•        timely file and gain acceptance of investigational new drug applications for our programs in order to commence planned clinical trials or future clinical trials;

•        successfully enroll subjects in, and complete, our ongoing and planned clinical trials;

•        obtain data and other development support from our third-party collaborators, including Hansoh Pharmaceuticals (“Hansoh”) and CStone Pharmaceuticals (“CStone”);

•        initiate and successfully complete all safety and efficacy studies required to obtain U.S. and foreign regulatory approval for our product candidates, and additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates;

•        successfully demonstrate to the satisfaction of the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”), or similar foreign regulatory authorities the safety and efficacy and acceptable risk to benefit profile of our product candidates or any future product candidates;

•        successfully manage the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates, if any;

•        obtain the timely receipt of necessary marketing approvals from the FDA, EMA and similar foreign regulatory authorities;

•        establish commercial manufacturing capabilities or make arrangements with third-party manufacturers for clinical supply and commercial manufacturing;

•        obtain and maintain patent and trade secret protection or regulatory exclusivity for our product candidates;

•        launch commercial sales of our products, if and when approved, whether alone or in collaboration with others;

•        obtain and maintain acceptance of the products, if and when approved, by patients, the medical community and third-party payers;

•        position our product conducts to effectively compete with other therapies;

•        obtain and maintain healthcare coverage and adequate reimbursement for our products;

•        enforce and defend intellectual property rights and claims; and

•        maintain a continued acceptable safety profile of our products following approval.

Due to the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the timing and amount of revenues, the extent of any further losses or if or when we might achieve profitability. We may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. Our failure to become and remain profitable could decrease the value of our shares and impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

Our business and pricing model is untested and may never be successful or generate sufficient revenue to lead to profitability.

We are building a pipeline of innovative new product candidates to address diseases like cancer and immune-inflammatory diseases that are the top categories of drug spend today and which we expect will continue to be in the future. By leveraging proven druggable targets and a focus on efficiency, together with building deep strategic partnerships with health systems and payers, we anticipate a higher probability of program development and regulatory success, a lower risk-adjusted cost of drug development and a more streamlined access model, which we intend to translate into significantly reduced operating expenses and lower product prices for payers and providers. When coupled with the power of our planned Global Buyers’ Club built at scale and re-calibrating market demand to our lower-priced products, we believe our model will change drug pricing dynamics for the benefit of patients worldwide. However, each aspect our business and pricing model is untested in the pharmaceutical industry, and any of the assumptions underlying our expectations may be incorrect. There can be no assurance that our pricing model will achieve market acceptance or be able to compete effectively with existing models or models introduced in the future.

In addition, our Global Buyers’ Club may not achieve the size, scale or market power that we intend, for a variety of reasons, including but not limited to, it not generating enough interest from health systems and payers, or not being able to create strategic partnerships with health systems and payers, or not converting our existing strategic partnerships or partnership arrangements into commercial contracts on terms acceptable to us. Given the novel nature of these contractual arrangements, external pricing and market pressures, and differing views on our ability to change the pharmaceutical pricing model, we are unable to accurately and precisely predict the timing or number of relationships we will establish, if any. Price competition from large pharmaceutical may persist or even increase despite any changes in market dynamics, which may further limit our ability to affect drug pricing discussions from a market demand standpoint. Our business and pricing model may never be successful or generate sufficient revenue to lead to profitability. Our competitors or new market entrants may adopt similar pricing models, or novel or otherwise more favorable pricing models, including increasing rebates or implementing higher rebates across their portfolio of products, leading to significant price competition and/or reducing or eliminating our competitive advantage, each of which could adversely affect our revenues.

Our business model requires us to scale our pipeline through drug engineering collaborations, in-licensing or otherwise acquiring additional product candidates, and developing such product candidates, which we may be unable to successfully achieve or maintain.

Our business model requires us to scale through the development or acquisition of many additional product candidates, which we may be unable to achieve or maintain. Our business model requires that we continually review, evaluate and consider potential acquisitions of additional product candidates. In such evaluations, we will be required to make difficult judgments regarding the value of such additional product candidates. We may not be successful in identifying attractive acquisition opportunities. Even if we are successful in identifying attractive asset acquisition opportunities, we may not successfully execute the transaction on terms acceptable to us. We may also experience increased competition for attractive assets from other pharmaceutical companies, many of which have significantly more resources than we do. We may also experience additional challenges in the acquisition of certain assets, including but not limited to geopolitical considerations when acquiring assets form outside the U.S.

Even if we are successful in acquiring additional product candidates, we may not successfully integrate them into our existing operations or derive the anticipated benefits of such acquisitions, which may result in the investment of our capital resources without realizing the expected returns on such investments. Given our limited resources, we may also forego acquisition of product candidates that later prove to have greater commercial potential. Product candidates that we acquire will also be subject to the risks and uncertainties associated with developing product candidates. The time and effort involved in attempting to identify acquisition candidates and consummate acquisitions may also divert the attention of members of our management from the operations of our company.

In addition, we may not be successful in our efforts to identify, engineer, or develop additional product candidates in the future either internally or through our current or future collaboration partners. Research programs to identify new product candidates require substantial technical, financial and human resources. Product candidates that we develop internally through our own efforts or with our research collaboration partners may be more expensive to discover, develop or manufacture than we expect, which could require us to adjust our pricing model, de-emphasize internal development efforts in the near or long-term. Moreover, several of our collaboration partners rely on artificial intelligence and machine learning approaches for target selection, product development, and product testing, and these approaches remain unproven as dependable drug discovery and engineering methods. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including our inability to design such product candidates with the properties that we desire. Potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. We may also be limited in our ability to pursue multiple indications with one product, due to financial or other resource constraints, development issues or regulatory obstacles. Even if we are able to pursue multiple indications, we may not be able to do so as quickly or successfully as our competitors, which may impact our ability to gain market acceptance across multiple indications for any one product. If we are unable to identify suitable additional candidates for development, our opportunities to successfully develop and commercialize therapeutic products will be limited.

Failure to manage our growth effectively could cause our business to suffer and have an adverse effect on our ability to execute our business strategy, as well as operating results and financial condition.

As of June 30, 2021, we had 170 full-time employees, three part-time employees, and 40 consultants/contractors. As we continue development of our product candidates, as well as function as a public company, we will need to expand our financial, development, regulatory, manufacturing, commercial and other capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various collaborators, suppliers, and other third parties. Future growth will impose significant added responsibilities on members of our management. Our management may have to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to these growth activities, including identifying, recruiting, integrating, maintaining, and motivating additional employees, managing our research and development efforts effectively, including the clinical trials and the FDA’s or comparable foreign regulatory authorities’ review process for our product candidates, while complying with our contractual obligations to contractors and other third parties and improving our operational, financial and management controls, reporting systems and procedures. Our future financial performance and our ability to develop and commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company or could disrupt our operations. We may acquire additional technology or complementary businesses in the future. The competition to acquire or in-license rights to promising products, product candidates, research programs, and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development, and commercialization resources and personnel than we have. Therefore, even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. Furthermore, acquisitions involve many risks, any of which could materially harm our business, including the diversion of management’s attention from core business concerns, failure to effectively exploit acquired technologies, failure to successfully integrate the acquired business or realize expected synergies, or the loss of key employees from either our business or the acquired businesses. If we fail to integrate or otherwise manage an acquired business successfully and in a timely manner, resulting operating inefficiencies could increase our costs more than we planned, could negatively impact the price of our securities and could otherwise distract us from execution of our strategy.

Our success depends on our ability to respond and adapt to changes in the drug development industry, including payer, medical practice, medical provider and prescriber behavior. We may be unsuccessful in achieving broad market education and acceptance or changing prescribing or purchasing habits of healthcare system participants, or keeping up to date with recent developments in the medical field regarding treatment options.

Our success and future growth largely depend on our ability to increase awareness of our platform and offerings, and on the willingness of healthcare system participants to purchase our lower-priced future medicines for the treatment of patients. We believe most healthcare system participants make prescribing or purchasing decisions for healthcare products and services on the basis of traditional factors, such as clinical data, insurance coverage and availability at nearby pharmacies. To effectively market our platform and products, we must educate healthcare system participants about the benefits of our platform and offerings. We cannot assure you that we will be successful in changing prescribing or purchasing habits of healthcare system participants or that we will achieve broad market education or awareness among healthcare system participants. Even if we are able to raise awareness among healthcare system participants, they may be slow in changing their habits and may be hesitant to use our platform and offerings for a variety of reasons, including but not limited to:

•        lack of experience with our company, products, and concerns that we are relatively new to the industry;

•        existing perceptions that medicines that are priced at lower prices are inferior in safety or efficacy to higher priced market leaders;

•        perceived health, safety or quality risks associated with the use of a new platform and products;

•        perception that we do not provide adequate discounted prices or only offer savings for a limited selection of medications;

•        traditional or existing relationships with pharmacies, pharmacists, pharmacy benefit managers, group purchasing organizations or other providers;

•        competition and negative selling efforts from competitors, including competing offerings and price matching programs;

•        concerns that our product candidates are not as safe or effective as first-to-market medicines, including because clinical development of our product candidates in some cases will have been performed by third parties; and

•        pre-existing or intractable prescribing habits among doctors or guidelines among payers that limit products like ours from gaining market share.

If we fail to achieve broad market education, or if we are unsuccessful in changing prescribing or purchasing habits of healthcare system participants, our business, financial condition and results of operations would be adversely affected.

We may be unable to continue to attract, acquire and retain third-party collaborators, including payers, collaboration partners and licensors, or may fail to do so in an effective manner. Our collaborations with third-party collaborators are also subject to certain risks.

Our success depends in part on our ability to effectively attract and acquire third-party collaborators and retain our existing collaborators, across several strategic areas, including acquiring additional product candidates, establishing our Global Buyers’ Club, and conducting research collaborations. We have made significant investments related to attracting, acquiring and retaining third-party collaborators but cannot assure you that our efforts will be effective or that benefits realized from our partnerships with any new third-party collaborators will ultimately exceed the costs incurred in attracting, acquiring or retaining such collaborators. If we fail to deliver products at significantly lower prices, we may be unable to attract or retain payer purchasers, which may impede our efforts to attract, acquire or retain third-party business collaborators. If we are unable to attract, acquire or retain third-party collaborators at a rate sufficient to grow our business, we may be unable to maintain the scale necessary for operational efficiency and to drive beneficial and self-reinforcing network effects across the broader healthcare ecosystem, which may adversely impact consumer interest in our offerings, in which case our business, financial condition and results of operations would be adversely affected.

Our collaborations with third-party business collaborators are also subject to a number of risks, including but not limited to:

•        adverse decisions by a third party regarding the amount and timing of resource expenditures for the development and commercialization of product candidates;

•        possible disagreements as to the timing, nature and extent of development plans, including clinical trials or regulatory approval strategy;

•        delays or non-performance by our collaborators in performance of their contractual obligations, including delivery of data to us;

•        lack of alignment between specifications for products and specifications that have or might be approved by regulatory authorities;

•        the right of a third-party business collaborator to terminate its agreement with us on limited notice upon the occurrence of certain defined events;

•        loss of significant rights if we fail to meet our obligations under a collaboration agreement;

•        withdrawal of support by a third-party business collaborator following change of that collaborator’s corporate strategy or due to competing priorities;

•        changes in key management personnel at a third-party business collaborator that are members of the collaboration’s various operating committees; and

•        possible disagreements with a third-party business collaborator regarding a collaboration agreement or ownership of proprietary rights, including with respect to inventions discovered under the applicable collaboration agreement.

Due to these factors and other possible disagreements with a third-party collaborator, including potential disputes over intellectual property ownership or timely access to clinical data, we may be delayed or prevented from developing, manufacturing or commercializing product candidates or we may become involved in litigation or arbitration, which would be time consuming and expensive.

For additional information regarding the risks that may apply to our relationships with third parties, see the section entitled “— Risks Related to Our Strategic Agreements and Relationships with Third Parties” appearing elsewhere.

Risks Related to Our Financial Position, Capital Requirements and Limited Operating History

We have incurred significant losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred significant operating losses since inception. Our net losses were $250.0 million and $8.5 million for the year ended December 31, 2020 and the period from our August 2019 inception to December 31, 2019, respectively, and $61.3 million and $15.5 million for the six months ended June 30, 2021 and 2020, respectively. We had an accumulated deficit of $319.8 million and $258.5 million as of June 30, 2021 and December 31, 2020, respectively. We have funded our operations principally from the sale of equity securities. We have devoted most of our financial resources to the research and development of product candidates and the acquisition of products and development rights through business development transactions. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we continue to invest in the acquisition of additional assets to scale our business and development of our product candidates. In addition, following the closing of the Business Combination, we expect to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, regulatory, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations. We will need to generate significant additional revenue to achieve and sustain profitability. Our failure to achieve or sustain profitability could negatively impact the value of our securities.

Our limited operating history and our evolving business make it difficult to evaluate our future prospects and the risks and challenges we may encounter.

We were founded in August 2019. Our limited operating history and our evolving business make it difficult to evaluate and assess the success of our business to date, our future prospects and the risks and challenges that we may encounter. These risks and challenges include our ability to:

•        accurately forecast our revenue and plan our expenses;

•        attract new payers and retain and expand relationships with existing payers;

•        successfully introduce new products and services;

•        successfully compete with current and future competitors;

•        successfully expand our business in existing markets and enter new markets and geographies;

•        comply with existing and new laws and regulations applicable to our business and the industry in which we operate;

•        anticipate and respond to macroeconomic changes as well as changes in the markets and geographies in which we operate;

•        maintain and enhance the value of our reputation and brand;

•        maintain and expand our relationships with partners and payers;

•        successfully execute on our sales and marketing strategies;

•        hire, integrate and retain talented people at all levels of our organization;

•        expand through future acquisitions and successfully identify and integrate acquired entities;

•        successfully in-license or acquire other products and technologies and the terms of these transactions;

•        pursue viable product candidates across a variety of indications and disease areas with a lower cost model;

•        successfully prepare, file, prosecute, maintain, expand, defend and enforce patent claims related to our programs; and

•        effectively manage our growth.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, results of operations and prospects could be adversely affected. Further, because we have limited historical financial data and our business continues to evolve, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history, operated a more predictable business or operated in a less regulated industry. We have encountered and will continue to encounter multiple risks and uncertainties that are frequently experienced by growing companies with limited operating histories and evolving business that operate in rapidly changing, highly regulated and competitive industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our financial projections are subject to significant risks, assumptions, estimates and uncertainties, and our actual results may differ materially.

Our financial projections are subject to significant risks, assumptions, estimates and uncertainties, and our actual results may differ materially. These estimates and assumptions include estimates of the total addressable market for our product candidates, assumptions regarding consumer demand and performance and assumptions regarding our ability to meet increased demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in consumer demand, increased costs in the supply chain, increased labor costs, changes in the regulatory environment, the impact of global health crises and changes in our executive team. Our financial projections constitute forward-looking statements, are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial projections are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial projections. Neither CMLS III’s nor our independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto. While all financial projections, estimates and targets are necessarily speculative, we believe that the preparation of financial projections involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the financial projections.

We have estimated the sizes of the markets for our current and future products, and these markets may be smaller than we estimate.

Our estimates of the total addressable markets for our product candidates, and the portions of those markets that we may be able to capture, are based on a number of internal and third-party estimates and the prices at which we expect our competitors to sell their products in the future. If our estimates are incorrect, or if our competitors adapt their pricing strategy, the total addressable market through which we can sell our current and future product candidates may be significantly smaller than we estimate. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual addressable market for our product candidates may prove to be incorrect. If our estimates regarding total addressable market or patient populations, the price at which we can sell future products or the addressable market for our products candidates is smaller than we have estimated, it may impair our sales prospects and have an adverse impact on our business.

We will have broad discretion in the use of our capital from this combination and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not enhance the value of our shares. We may expend our resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success. The failure by our management to apply these funds effectively could result in a negative impact on our business, cause the price of our securities to decline and delay the development of our product candidates. Pending their use, we may invest our cash and cash equivalents, including the net proceeds from this offering, in a manner that does not produce income or that loses value. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Risks Related to the Discovery, Development and Regulatory Approval of Our Product Candidates

We have never successfully completed the regulatory approval process for any of our product candidates and we may be unable to do so for any product candidates we acquire or develop.

We have not yet demonstrated our ability to successfully complete clinical trials, obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Certain of our programs are still in preclinical development and may never advance to clinical development. If we are required to conduct additional preclinical studies or clinical trials of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•        be delayed in obtaining regulatory approval for our product candidates;

•        not obtain regulatory approval at all;

•        obtain regulatory approval for indications or patient populations that are not as broad as intended or desired;

•        continue to be subject to post-marketing testing requirements; or

•        experience having the product removed from the market after obtaining regulatory approval.

Drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and clinical trials are not always predictive of future results. If our preclinical studies and clinical trials are not sufficient to support regulatory approval of any of our product candidates, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development of such product candidate.

Currently, all our product candidates are in preclinical and clinical development. It is impossible to predict when or if any of our product candidates will receive regulatory approval. Before obtaining regulatory approval from regulatory authorities for the sale of any product candidate, we must complete preclinical studies and then conduct extensive clinical trials to demonstrate in humans the safety and efficacy of our product candidates or the safety, purity and potency of our biological product candidates to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities. Clinical testing is expensive, difficult to design and implement, can take many years to complete and outcomes are uncertain. A failure of one or more clinical trials can occur at any stage of testing. Our preclinical studies and ongoing and future clinical trials may not be successful, which will limit our ability to execute on our business model effectively.

Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe that the preclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA or comparable regulatory authorities. The FDA or other regulatory authorities may also require us to conduct additional preclinical studies or clinical trials for our product candidates either prior to or post-approval, or they may object to elements of our clinical development program, requiring their alteration. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval of their product candidates. Furthermore, the outcome of preclinical development testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, there is no assurance the clinical data from any of our planned clinical trials or clinical trials sponsored by our collaboration partners in China, where the patients are predominately of Chinese descent, will produce similar results in patients of different races, ethnicities or those of non-Chinese descent.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are not as positive as we expect or if there are safety concerns, our business and results of operations may be adversely affected and we may incur significant additional costs.

In addition, even if the clinical trials are successfully completed, preclinical and clinical data are often susceptible to varying interpretations and analyses, and we cannot guarantee that the FDA, EMA or comparable foreign regulatory authorities will interpret the results as we do, and more clinical trials could be required before we submit our product candidates for approval. To the extent that the results of the clinical trials are not satisfactory to the FDA, EMA or comparable foreign regulatory authorities for support of a marketing application, approval of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional clinical trials in support of potential approval of our product candidates.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety and efficacy necessary to obtain regulatory approval to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety and efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing approval for such product candidates. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. If the results of our ongoing or future clinical trials are inconclusive with respect to the efficacy of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance, or if there are safety concerns associated with our product candidates, we may be delayed in or prevented from obtaining marketing approval.

Additionally, some of the clinical trials we conduct may be open-label in study design and may be conducted at a limited number of clinical sites on a limited number of patients. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical trials often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label clinical trial may not be predictive of future clinical trial results when studied in a controlled environment with a placebo or active control.

For additional information regarding the risks that may apply to government regulation of our product candidates and operations, see the section entitled “— Risks Related to Risks Related to Government Regulation.”

If regulators do not accept data from our license partners generated in other jurisdictions as a basis for regulatory approvals in our target markets, or we experience delays in obtaining data from our license partners, or if we experience delays or difficulties in the initiation or enrollment of our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We are relying on Phase 3 studies conducted in China by our partners, Hansoh and CStone, to form the basis of filings for approval by global regulatory agencies for aumolertinib and sugemalimab, based on our view that the proposed development plans for both of these medicines meet the guidelines of generalizability of foreign data set forth in the ICH Harmonized Tripartite Guideline (ICH E5). However, it is possible that all or some of the global regulatory agencies in our territory will require additional clinical trials to support the regulatory application(s) for initial approval. FDA acceptance of this pivotal trial data is not a guarantee and we may have to conduct additional clinical trials in the U.S. and other countries to gain approvals in the United States, the United Kingdom, Europe, the Middle East, Africa and other regions, which may delay our launches beyond the 2023-2025 timelines that we anticipate. The proposed use of trial data from clinical trials conducted in foreign countries as the basis for approval by the FDA, the EMA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all.

In cases where data from foreign clinical trials are intended to serve as the basis for regulatory approval in the United States, the FDA will generally apply the conditions specified in the guidelines on generalizability of foreign data set forth in the ICH E5;,specifically: (i) the pharmacology of the medicine is not sensitive to differences in ethnicity (ii) the data are applicable to the U.S. population and U.S. medical practice and (iii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practice (GCP) regulations. Also, the FDA must consider the data to be valid without the need for an on-site inspection by FDA or, if FDA considers such an inspection to be necessary, FDA must able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. We expect that the FDA, in consultation with its Oncologic Drugs Advisory Committee (ODAC), will provide additional guidance on this topic in the coming 12 months. If this additional guidance places further limit or prohibit our ability to use such data for our own development efforts and regulatory approval applications, the regulatory approval and subsequent launches of our medicines may be delayed or prevented. Other regulatory authorities may implement similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, the EMA, the UK Medicines and Healthcare products Regulatory Agency (the “MHRA”), or any comparable foreign regulatory authority will accept data from our license partners generated from trials conducted outside of the United States or the applicable jurisdiction, now or in the future. If the FDA, the EMA, the MHRA or any comparable foreign regulatory authority does not accept such data, or if they accept such data and later change their policies regarding the use or acceptance of such data, it could result in the need for additional trials, up to and including full reproduction of clinical trials currently intended to support the regulatory application in question. In the event that additional trials are required, it may result in significant additional development costs and/ or timeline delay, and therefore result in product candidate development undergoing significant delay or a failure to receive approval for commercialization. If we are unable to conduct or complete such additional trials in a manner acceptable to the applicable regulatory authority, we may be forced to abandon development and commercialization of the affected product candidates in the applicable jurisdiction.

In addition, our ability to access and use clinical trial data for ongoing trials and any new trials conducted in China will be highly dependent on acceptance and approvals from Human Genetic Resources Administration of China (“HGRAC”). There is no guarantee that the HGRAC will not impede our ability to obtain and use clinical trial data for trials conducted in China by our partners in a timely manner or in a way that facilitates our use of such data. We rely on our license partners to provide us with significant data and other information related to our product candidates, including preclinical and clinical data. We do not independently verify or audit all of such data (including possibly material portions thereof). As a result, such data may be inaccurate, misleading, or incomplete.

Our reliance on license partners also subjects us to the risk that we may experience delays in obtaining data from such license partners, delays or difficulties in the initiation or enrollment of clinical trials, or the occurrence of avoidable adverse events or serious adverse events in such studies, all of which could delay or prevent our receipt of necessary regulatory approvals for our product candidates.

Our current or future product candidates may cause adverse or other undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following regulatory approval, if obtained.

Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. In our planned and future clinical trials of our product candidates, we may observe a more unfavorable safety and tolerability profile than was observed in earlier-stage testing of these candidates. In addition, our third-party collaborators, including Hansoh and CStone, among others, may also report adverse events or undesirable side effects in their studies using the same or similar compounds as ours, which may cause the market to perceive our product candidate to be less safe.

We may also observe additional safety or tolerability issues with our product candidates in ongoing or future clinical trials. Many compounds that initially showed promise in clinical or earlier-stage testing have later been found to cause undesirable or unexpected side effects that prevent further development of the compound. Results of future clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, despite a favorable tolerability profile observed in earlier-stage testing.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, EMA or comparable foreign regulatory authorities, the institutional review boards (“IRBs”), or independent ethics committees at the institutions in which our trials are conducted, could suspend, limit or terminate our clinical trials, or the independent safety monitoring committee could recommend that we suspend, limit or terminate our trials, or the FDA, EMA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-emergent side effects that are deemed to be drug-related could delay recruitment of clinical trial subjects or may cause subjects that enroll in our clinical trials to discontinue participation in our clinical trials. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in harm to patients that receive our product candidates. Any of these occurrences may adversely affect our business, financial condition and prospects significantly.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects.

We may incur additional costs or experience delays in initiating or completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

We may experience delays in initiating or completing our preclinical studies or clinical trials for various reasons, including as a result of delays in obtaining, or failure to obtain, the FDA’s clearance to initiate clinical trials under future investigational new drug applications (“INDs”). Additionally, we cannot be certain that preclinical studies or clinical trials for our product candidates will not require redesign, will enroll an adequate number of subjects on time, or will be completed on schedule, if at all. We may experience numerous unforeseen events during, or as a result of, preclinical studies and clinical trials that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including the following:

•        we may receive feedback from regulatory authorities that require us to modify the design or implementation of our preclinical studies or clinical trials or to delay or terminate a clinical trial;

•        regulators or IRBs or ethics committees may delay or may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•        we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective clinical research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        preclinical studies or clinical trials of our product candidates may fail to show safety or efficacy or otherwise produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, or we may decide to abandon product research or development programs;

•        preclinical studies or clinical trials of our product candidates may not produce differentiated or clinically significant results;

•        the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

•        our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, be unable to provide us with sufficient product supply to conduct or complete preclinical studies or clinical trials, fail to meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

•        we may elect to, or regulators or IRBs or ethics committees may require us or our investigators to, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our clinical trials are being exposed to unacceptable health risks;

•        the cost of clinical trials of our product candidates may be greater than we anticipate;

•        clinical trials of our product candidates may be delayed due to complications associated with the evolving COVID-19 pandemic;

•        the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;

•        our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs or ethics committees to suspend or terminate the trials, or reports may arise from preclinical or clinical testing of other therapies that raise safety or efficacy concerns about our product candidates;

•        collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us;

•        regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;

•        the FDA may require us to conduct clinical trials comparing our product candidates against the current standard of care in the U.S.; and

•        FDA may refuse to file a New Drug Application (“NDA”) within 60 days of our submission if it is incomplete or insufficient, including if FDA believes the data from a clinical trial conducted outside of the U.S. are not generalizable to the U.S. population.

We could encounter delays if a clinical trial is suspended or terminated by us or our partners, by the IRBs of the institutions at which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination or clinical hold due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, adverse findings upon an inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA may disagree with our clinical trial design or our interpretation of data from clinical trials or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials.

Our product development costs will also increase if we experience delays in testing or regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. Significant preclinical study or clinical trial delays, including those caused by the COVID-19 pandemic, also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize our product candidates and may significantly harm our business, operating results, financial condition and prospects.

We may investigate our product candidates in combination with other therapies, which exposes us to additional risks.

We may investigate our product candidates in combination with one or more other approved or unapproved therapies to treat cancer or other diseases. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities outside of the United States could revoke approval of the therapy used in combination with our product or that safety, efficacy, manufacturing or supply issues could arise with any of those existing therapies. If the therapies we use in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

We also may choose to evaluate our current product candidates or any other future product candidates in combination with one or more cancer therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. We will not be able to market and sell our current product candidates or any product candidate we develop in combination with an unapproved cancer therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA or comparable foreign regulatory authorities do not approve these other products or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the products we choose to evaluate in combination with our product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

Risks Related to Our Business Operations and Industry

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below analysts’ and investors’ expectations.

Our quarterly and annual operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control and may be difficult to predict, including the following:

•        the timing and success or failure of clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•        our ability to successfully recruit and retain subjects for clinical trials, and any delays caused by difficulties in such efforts;

•        our ability to obtain marketing approval for our product candidates, and the timing and scope of any such approvals we may receive;

•        the timing and cost of, and level of investment in, research and development activities relating to our product candidates, which may change from time to time;

•        the cost of manufacturing our product candidates, which may vary depending on the difficulty of manufacture, quantity of production and the terms of our agreements with manufacturers;

•        our ability to attract, hire and retain qualified personnel;

•        expenditures that we will or may incur to develop additional product candidates;

•        the level of demand for our product candidates should they receive approval, which may vary significantly;

•        the risk/benefit profile, cost and reimbursement policies with respect to our product candidates, if approved, and existing and potential future therapeutics that compete with our product candidates;

•        general market conditions or extraordinary external events, such as recessions or the COVID-19 pandemic;

•        the changing and volatile U.S. and global economic environments; and

•        future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our securities could decline substantially. Such price decline could occur even when we have met any previously publicly stated guidance we may provide.

Our success depends on broad market acceptance of our products if approved, which we may never achieve.

We have never commercialized a product candidate. Even if our current product candidates and any future product candidates are approved by the appropriate regulatory authorities for marketing and sale, they may not gain acceptance among physicians, patients, third-party payers, and others in the medical community. If any product candidates for which we obtain regulatory approval do not gain an adequate level of market acceptance, we may not generate significant revenue and may not become profitable or may be significantly delayed in achieving profitability. Market acceptance of our current product candidates and any future product candidates by the medical community, patients and third-party payers will depend on a number of factors, some of which are beyond our control. For example, physicians are often reluctant to switch their patients, and patients may be reluctant to switch, from existing therapies even when new and potentially more effective or safer treatments enter the market. If public perception is influenced by claims that the use of our products is unsafe, our products, once approved, may not be accepted by the general public or the medical community. Future adverse events could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our product candidates.

Efforts to educate the medical community and third-party payers on the benefits of our current product candidates and any future product candidates may require significant resources and may not be successful. If our current product candidates or any future product candidates are approved but do not achieve an adequate level of market acceptance, we could be prevented from or significantly delayed in achieving profitability. The degree of market acceptance of any of our current product candidates and any future product candidates will depend on a number of factors, including:

•        the efficacy of our current product candidates and any future product candidates;

•        the prevalence and severity of adverse events associated with our current product candidates and any future product candidates or those products with which they may be co-administered;

•        the clinical indications for which our product candidates are approved and the approved claims that we may make for the products;

•        limitations or warnings contained in the product’s FDA-approved labeling or those of comparable foreign regulatory authorities, including potential limitations or warnings for our current product candidates and any future product candidates that may be more restrictive than other competitive products;

•        changes in the standard of care for the targeted indications for our current product candidates and any future product candidates, or in applicable clinical practice guidelines, any of which could reduce the marketing impact of any claims that we could make following FDA approval or approval by comparable foreign regulatory authorities, if obtained;

•        the relative convenience and ease of administration of our current product candidates and any future product candidates and any products with which they are co-administered;

•        the cost of treatment compared with the economic and clinical benefit of alternative treatments or therapies;

•        the availability of adequate coverage or reimbursement by third party payers;

•        the price concessions required by third-party payers to obtain coverage;

•        the willingness of patients to pay out-of-pocket in the absence of adequate coverage and reimbursement;

•        the extent and strength of our marketing and distribution of our current product candidates and any future product candidates;

•        the cost, safety, efficacy, and other potential advantages over, and availability of, alternative treatments already used or that may later be approved;

•        distribution and use restrictions imposed by the FDA or comparable foreign regulatory authorities with respect to our current product candidates and any future product candidates or to which we agree as part of a Risk Evaluation and Mitigation Strategy (“REMS”) or voluntary risk management plan;

•        the timing of market introduction of our current product candidates and any future product candidates, as well as competitive products;

•        the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•        the extent and strength of our third-party manufacturer and supplier support;

•        the actions of companies that market any products with which our current product candidates and any future product candidates may be co-administered;

•        the approval of other new products;

•        adverse publicity about our current product candidates and any future product candidates or any products with which they are co-administered, or favorable publicity about competitive products; and

•        potential product liability claims.

We may not be successful in addressing these or other factors that might affect the market acceptance of our product candidates. Failure to achieve widespread market acceptance of our product candidates would materially harm our business, operating results, financial condition and prospects.

We operate in an intensely competitive market that includes companies with greater financial, technical and marketing resources than us.

The development and commercialization of new products in the biopharmaceutical and related industries is highly competitive and characterized by rapidly advancing technologies and a strong emphasis on intellectual property. We face substantial competition from many different sources, including pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions across various components of our product and service offerings. Due to the significant interest in reducing the cost of drugs, we expect the intensity of the competition to increase, both from large pharmaceutical and biopharmaceutical companies and generic drug companies.

Our competitors include divisions of large pharmaceutical companies and biotechnology companies of various sizes. We face competition with respect to our current product candidates and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Any product candidate that we successfully develop and commercialize will compete with currently approved therapies and new therapies that may become available in the future from segments of the pharmaceutical, biotechnology and other related markets. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety, convenience and cost of our products. We believe principal competitive factors to our business include, among other things, the scalability of our pipeline and business, our innovative structure and scale of relationships with payers and providers and our access to, and ability to raise capital.

Many of the companies that we compete against or which we may compete against in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing approved products than we do. These companies will also be able to efficiently develop and market products in multiple indications or disease areas, a key component of our business model, faster than we can. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. If these or other barriers to entry do not remain in place, other companies may be able to more directly or effectively compete with us.

Our commercial opportunity could be reduced or eliminated if our competitors engage in more extensive research and development efforts, undertaking more impactful marketing campaigns, adopt more aggressive pricing strategies, which may allow them to increase their market share or generate revenue more effectively than we do. Also, some of our current competitors have, and potential competitors may have, longer operating histories, greater brand recognition, greater global infrastructures, greater resources and technical capabilities, significantly greater financial, marketing and other resources and larger customer bases than we do. In addition, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient than any products that we or our collaborators may develop. Our competitors may also obtain FDA or other regulatory approval for their products sooner than we may obtain approval for ours and for multiple indications in parallel, which could result in our competitors establishing a strong market position before we or our collaborators are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, level of generic competition, availability of reimbursement from government and other third-party payers, and the ability to overcome existing commercial arrangements between large biopharmaceutical companies and payers, providers and PBMs.

Our business will depend on the strength of our brand, and if we are not able to maintain and enhance our brand, we may be unable to sell our products, which could have a material adverse effect on our business, financial condition, and results of operations.

Our brand name and image are integral to the growth of our business and to the implementation of our strategies for expanding our business. Maintaining and enhancing our brand may require us to make substantial investments in areas other than research and development.

We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market and attract business related to our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industry in which we operate and to continue to offer a range of high-quality products as well as our aggressive pricing strategy. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition, and results of operations.

From time to time, stockholders, competitors and activist investors may attempt to influence us, which could adversely affect our operations, financial condition and the value of our stock.

Market participants, such as our direct and indirect competitors and activist shareholders, may propose a variety of actions for our company, including seeking to acquire a controlling stake in our company, engaging in proxy solicitations, involving themselves in the governance and strategic direction of our company, or otherwise attempting to effect changes at our company. Campaigns by stockholders to effect changes at publicly-traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases, or sales of assets or the entire company or changes to our business strategy. In our case, such attempts may be driven by a desire to hinder or see us abandon our stated mission and business model, and instead attempt to force us to abandon our pricing strategy and offer our products at higher prices in order to maximize short term profit, which could impact our brand and market positions. Such campaigns can also be led by stockholders that have interests that are different from the majority of our stockholders and our board, and may not be in the best interests of the company in the short-term or long-term. Responding to proxy contests and other actions by stockholders can be costly and time-consuming, could disrupt our operations and divert the attention of our board of directors and senior management from the pursuit of our business strategies, and otherwise adversely affect our operations, financial condition and the value of our common stock.

The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease, may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.

Public health crises such as pandemics or similar outbreaks could adversely impact our business. The coronavirus pandemic is evolving, and has led to the implementation of various responses, including government-imposed quarantines, travel restrictions and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our third-party partners, including our preclinical studies or clinical trial operations, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. The continued spread of COVID-19 globally could adversely impact our preclinical or clinical trial operations, including our ability to recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 if an outbreak occurs in their geography. For example, similar to other biopharmaceutical companies, we or our collaborators may experience delays in initiating studies, protocol deviations, enrolling clinical trials, or dosing of patients in clinical trials as well as in activating new trial sites. COVID-19 may also affect employees of third-party contract research organizations located in affected geographies that we or our collaborators rely upon to carry out clinical trials. Any negative impact COVID-19 has to patient enrollment or treatment or the execution of our product candidates could cause costly delays to clinical trial activities, which could adversely affect our ability to obtain regulatory approval for and to commercialize our product candidates, increase our operating expenses, and have a material adverse effect on our financial results.

Changes in geopolitical conditions, U.S.-China trade relations and other factors beyond our control may adversely impact our business and operating results.

Our operations and performance depend in part on global and regional economic and geopolitical conditions, given our current third-party collaborations with a number of companies headquartered in China. Changes in U.S.-China trade policies, and a number of other economic and geopolitical factors both in China and abroad could have a material adverse effect on our business, financial condition, results of operations or prospects. Such factors may include:

•        instability in political or economic conditions, such as inflation, recession, foreign currency exchange restrictions and devaluations, restrictive governmental controls on the movement and repatriation of earnings and capital, and actual or anticipated military or political conflicts, particularly in emerging markets;

•        expanded jurisdiction of the Committee for Foreign Investment in the United States (“CFIUS”); and

•        intergovernmental conflicts or actions, such as armed conflict, trade wars, retaliatory tariffs, and acts of terrorism or war.

As a result of these events, our ability to obtain data or regulatory support from our China-based collaborations may be limited or adversely affected, and we may ourselves be subject to sanctions, diminished public perception and operational constraints.

Our employees, agents, contractors, consultants, and vendors as well as our license, research and collaboration partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We cannot provide assurance that our compliance controls, policies, and procedures will in every instance protect us from acts committed by our employees, agents, contractors, consultants, commercial partners, and vendors that would violate the law or regulation of the jurisdictions in which we operate, including, without limitation, healthcare, employment, foreign corrupt practices, environmental, competition, and patient privacy and other privacy laws and regulations. Such improper actions could subject us to civil or criminal investigations and monetary and injunctive penalties, and could adversely impact our ability to conduct business, operating results, and reputation. We are exposed to the risk of employee fraud or other illegal activity by our employees, independent contractors, consultants, commercial partners, and vendors. Misconduct by these parties could include intentional, reckless, and/or negligent conduct that fails to comply with the laws enforced by the FDA and comparable foreign regulatory authorities, fails to provide true, complete and accurate information to the FDA and comparable foreign regulatory authorities, fails to comply with manufacturing standards, fails to comply with healthcare fraud and abuse laws in the United States and similar foreign laws, or fails to report financial information or data accurately or to disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are also likely to increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Activities subject to these laws could also involve the improper use of information obtained in the course of clinical trials or creating fraudulent data in our preclinical studies or clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. These laws and regulations may impact, among other things, our current activities with principal investigators, as well as proposed and future sales, marketing, and education programs. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If our operations are found to be in violation of any of the laws and regulations that may apply to us, we may be subject to the imposition of civil, criminal, and administrative penalties, damages, monetary fines, possible exclusion from participation in Medicare, Medicaid, and other federal and state healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment.

Negative media coverage could adversely affect our business and commitments to self-regulation may subject us to investigations and litigation.

The healthcare industry receives a high degree of media coverage in the United States. Unfavorable publicity regarding, for example, the healthcare industry, litigation or regulatory activity, our offerings and products, medication pricing, pricing structures in place amongst the industry participants, our data privacy or data security practices or our revenue could adversely affect our reputation. Such negative publicity also could have an adverse effect on our ability to attract and retain collaborators, partners, or employees, and result in decreased revenue, which would adversely affect our business, financial condition and results of operation.

In addition, commitments to self-regulation in the healthcare industry may subject us to investigation by government or self-regulatory bodies, government or private litigation, and harm our reputation, brand, business, operating results and financial condition.

We are subject to risks and uncertainties associated with the continued growth of our international operations, which may harm our business.

We have international operations and plan to continue expanding abroad. Accordingly, our business is subject to risks and uncertainties associated with doing business outside of the United States and could be adversely affected by a variety of factors, including:

•        multiple, conflicting and changing laws and regulations such as privacy security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anticorruption laws, regulatory requirements, reimbursement or payer regimes and other governmental approvals, permits and licenses;

•        failure by us, our collaborators or our distributors to obtain regulatory clearance, authorization or approval for the use of our product candidates in various countries;

•        additional potentially relevant third-party patent rights;

•        complexities and difficulties in obtaining intellectual property protection and enforcing our intellectual property;

•        difficulties in staffing and managing foreign operations;

•        complexities associated with managing multiple payer reimbursement regimes, government payers or patient self-pay systems;

•        difficulties in negotiating favorable reimbursement negotiations with governmental authorities;

•        logistics and regulations associated with shipping, including infrastructure conditions and transportation delays;

•        financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our product candidates and exposure to foreign currency exchange rate fluctuations;

•        natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

•        regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act (“FCPA”), its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may now or in the future operate, such as the United Kingdom’s Bribery Act of 2010; and

•        onerous anti-bribery requirements of several member states in the European Union and other countries that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors could significantly harm our business, operating results, financial condition and prospects.

We could be adversely affected by violations of the FCPA and other worldwide anti-bribery laws.

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. In addition, our collaborators or any third-party distributors could be deemed to be our agents and we could be held responsible for their actions, including violations of the FCPA. Other U.S. companies in the life sciences industry have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with non-U.S. government officials. We are also subject to similar anti-bribery laws in other jurisdictions in which we operate. These laws are complex and far-reaching in nature. The international nature of our operations demand a high degree of vigilance, and any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition or results of operations. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures.

Our success depends on our ability to retain key members of our management team and on our ability to hire, train, retain and motivate new employees.

Our success depends on the skills, experience and performance of key members of our senior management team. The individual and collective efforts of these and other members of our senior management team will be important as we continue to develop product candidates, establish strategic partnerships and build out our operations. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers have signed employment agreements with us, but their service is at-will and may end at any point in time.

Our research and development initiatives and laboratory operations depend on our ability to attract and retain highly skilled scientists, technicians and software engineers. We may not be able to attract or retain qualified scientists, clinical personnel, technicians or software engineers in the future due to the competition for qualified personnel among life science and technology businesses, particularly near our headquarters located in Cambridge, Massachusetts. We also face competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. We may have difficulties locating, recruiting or retaining qualified personnel across functions that we deem critical to our success. Recruiting, training and retention difficulties can limit our ability to support our research and development and commercialization efforts. All of our employees are at-will, which means that either we or the employee may terminate their employment at any time.

In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development, regulatory and commercialization strategy. Our consultants and advisors may provide services to other organizations and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. The loss of the services of one or more of our current consultants or advisors might impede the achievement of our research, development, regulatory and commercialization objectives.

Our corporate culture has contributed to our success, and if we cannot maintain our corporate culture as the business grows, our business, operating results and financial condition may be harmed.

We believe that our corporate culture has been and will continue to be a critical contributor to our success and defines who we are and how we operate our business. We expect to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business, operating results, financial condition and prospects

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Upon consummation of the Business Combination, we will be subject to the reporting requirements of the Exchange Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq listing rules and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, operating results, financial condition and prospects. Although we have hired, and plan to hire, additional employees to comply with these requirements, we may need to hire more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

In addition, as a public company, we may find it is more expensive to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board and qualified executive officers.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.

We rely on information technology systems that we or our third-party providers operate to process, transmit and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state, federal and international law and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenue or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.

If we or third-party contract manufacturing organizations, CROs or other contractors or consultants fail to comply with U.S. and international data protection laws and regulations, it could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business, operating results, financial condition and prospects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities. We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually. However, for as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to financial statement restatements and require us to incur the expense of remediation.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to Our Strategic Agreements and Relationships with Third Parties

We are currently party to several in-license agreements under which we acquired rights to use, develop, manufacture and/or commercialize certain of our product candidates, and expect to enter additional collaborations in the future. If these collaborations are not successful, our business could be adversely affected.

We have entered into in-license agreements with multiple licensors and in the future may seek and form strategic alliances, create joint ventures or collaborations, or enter into acquisitions or additional licensing arrangements with third parties that we believe will complement or augment our existing technologies and product candidates. We may not realize the benefits of any acquisitions, in-licenses or strategic alliances that we enter into. These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, we may not be able to realize the benefits of such existing or future acquisitions or in-licenses if we are unable to successfully integrate them into our operations and company culture. Following a strategic transaction or license, we may not achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement. If we breach our obligations under these agreements, we may be required to pay damages, lose our rights to these programs or both, which would adversely affect our business and prospects.

Any collaborations we enter into, including our joint development and license agreements with Hansoh and CStone, among others, and our drug engineering collaborations with Exscientia, AbCellera, Relay and future collaborators, may pose several risks, including the following:

•        Collaborators may have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•        Collaborators may not perform their obligations as expected;

•        The clinical trials conducted as part of these collaborations may not be successful;

•        Collaborators may not pursue development and/or commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•        Collaborators may delay or provide insufficient funding for development efforts or undertake efforts that create questions of safety and efficacy regarding or related programs, and they may not provide us with the necessary data and support needed to facilitate our planned development and regulatory strategy;

•        Collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•        Product candidates developed in collaboration with us may be viewed by collaborators as competitive with their own product candidates or products, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•        Disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development of any programs or product candidates, may cause delays or termination of the research, development, manufacture or commercialization of such programs or product candidates, may lead to additional responsibilities for us with respect to such programs or product candidates or may result in litigation or arbitration, any of which would be time-consuming and expensive;

•        Collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•        Disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

•        Collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•        Collaborations may be terminated for the convenience of the collaborator and, if terminated, we could be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

If our collaborations do not result in the successful development and commercialization of products, or if one of any future collaborators terminates its agreement with us, we may not receive any milestone or royalty payments under the collaboration. If we do not receive the payments we expect under these agreements, our development of product candidates could be delayed and we may need additional resources to develop our product candidates. All of the risks relating to product development, regulatory approval and commercialization summarized and described in this report also apply to the activities of our collaborators.

In addition, if any collaborator terminates its agreement with us, we may find it more difficult to attract new collaborators and our reputation among the business and financial communities could be adversely affected.

We may seek to establish additional collaborations, and, if we are not able to establish them on commercially reasonable terms, or at all, we may have to alter our development and commercialization plans.

Our product development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with additional pharmaceutical and biotechnology companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us.

We may also be restricted under collaboration agreements from entering into future agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate additional collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

We may be required to pay certain milestones and royalties under our license or collaboration agreements with third-party licensors or collaborators.

Under our current and future license or collaboration agreements, we may be required to pay milestones, royalties and other payments based on our revenues, including revenues from product sales, and these milestones and royalty payments could adversely affect the overall profitability of any products that we may seek to commercialize. In order to maintain our rights under these agreements, we may need to meet certain specified milestones in the development of our product candidates. Further, our licensors (or their licensors), licensees or other strategic collaborators may dispute the terms, including amounts, that we are required to pay under the respective license or collaboration agreements. If these claims result in a material increase in the amounts that we are required to pay to our licensors or collaborators, or in a claim of breach of the license, our ability to research, develop and obtain approval of product candidates or to commercialize our products could be significantly impaired.

We do not control the actions of our third-party business collaborators, and breaches of our agreements by any of them as well as disagreements over strategic goals could affect our business, regulatory approvals of our product candidates and/or our reputation.

We have agreements in place with our third-party business collaborators, including Hansoh, CStone and our drug engineering collaborators, among others, and we expect that any future third-party business collaborators would similarly be engaged under agreements. Nevertheless, for reasons that we may not have an ability to foresee or control, any of our third-party business collaborators may breach their respective agreements. We may also disagree with our third-party business collaborators as to strategic issues or the manner in which our rights should be enforced. Depending on its nature, a breach could affect regulatory approvals for our product candidates and could affect our reputation if the consequences of a breach are imputed to us. We may need to engage in costly litigation to enforce our rights, and we may not prevail in such litigation. A breach by, or disagreement with, one of our third-party business collaborators may lead to termination of the applicable agreement, which could have a material adverse effect on our business and financial condition.

We may rely on third parties to conduct our future clinical trials, as well as investigator-sponsored clinical trials of our product candidates, in the U.S. and other jurisdictions. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We do not have the ability to independently conduct clinical trials. We expect to rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or otherwise support clinical trials for our product candidates. We may also rely on academic and private non-academic institutions to conduct and sponsor clinical trials relating to our product candidates. We will not control the design or conduct of the investigator-sponsored trials, and it is possible that the FDA or non-U.S. regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results.

Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

We, our principal investigators and our CROs are required to comply with regulations, including Good Clinical Practices (“GCPs”), for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial patients are adequately informed of the potential risks of participating in clinical trials and their rights are protected. These regulations are enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities for any products in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators and trial sites. If we, our principal investigators or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCPs. In addition, our clinical trials must be conducted with product candidates produced under current Good Manufacturing Practice (“cGMP”) regulations. Our failure or the failure of our principal investigators or CROs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process, significantly increase our expenditures and could also subject us to enforcement action. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Many of our current and planned clinical trials are conducted by CROs and we expect CROs will conduct all of our future clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, are outside of our direct control. Our reliance on third parties to conduct future clinical trials also results in less direct control over the management of data developed through clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also be challenging, potentially leading to mistakes as well as difficulties in coordinating activities. Outside parties may:

•        have staffing difficulties;

•        fail to comply with contractual obligations;

•        experience regulatory compliance issues;

•        undergo changes in priorities or become financially distressed; or

•        form relationships with other entities, some of which may be our competitors.

These factors may adversely affect the willingness or ability of third parties to conduct our clinical trials and may subject us to unexpected cost increases that are beyond our control. If the principal investigators or CROs do not perform clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, we may not be able to obtain regulatory approval and commercialize our product candidates or our development program may be materially and irreversibly harmed. If we are unable to rely on clinical data collected by our principal investigators or CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay commercialization and require significantly greater expenditures.

If any of our relationships with these third-party principal investigators or CROs terminate, we may not be able to enter into arrangements with alternative CROs. If principal investigators or CROs do not successfully carry out their contractual obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, any clinical trials such principal investigators or CROs are associated with may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates. As a result, we believe that our financial results and the commercial prospects for our product candidates in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

We contract with third parties for the manufacture of our product candidates for preclinical development, clinical testing, and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

We do not currently own or operate, nor do we have any plans to establish in the future, any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical development and clinical testing, as well as for the commercial manufacture of our products if any of our product candidates receive marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

The facilities used by our contract manufacturers to manufacture our product candidates must be inspected by the FDA pursuant to pre-approval inspections that will be conducted after we submit our marketing applications to the FDA. We do not control the manufacturing process of, and will be completely dependent on, our contract manufacturers for compliance with cGMPs in connection with the manufacture of our product candidates. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to pass regulatory inspections and/or maintain regulatory compliance for their manufacturing facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with or does not approve these facilities for the manufacture of our product candidates or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

If any contract manufacturing organization (“CMO”), with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In such scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our product candidates. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Further, our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, if approved, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our product candidates.

We may be unable to establish any agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•        reliance on the third party for regulatory compliance and quality assurance;

•        the possible breach of the manufacturing agreement by the third party;

•        the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•        the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our product candidates and any products that we may develop may compete with other product candidates and approved products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. We may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our current product candidates or any future product candidates for clinical trials or our products for patients, if approved, could be delayed or prevented.

Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living cells. Each lot of an approved biologic must undergo thorough testing for identity, strength, quality, purity and potency. Manufacturing biologics requires facilities specifically designed for and validated for this purpose, and sophisticated quality assurance and quality control procedures are necessary. Slight deviations anywhere in the manufacturing process, including filling, labeling, packaging, storage and shipping and quality control and testing, may result in lot failures, product recalls or spoilage. When changes are made to the manufacturing process, we may be required to provide preclinical and clinical data showing the comparable identity, strength, quality, purity or potency of the products before and after such changes. If microbial, viral or other contaminations are discovered at the facilities of our manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we obtain marketing approval for any of our current product candidates or any future product candidates, there is no assurance that our manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other comparable foreign regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential commercial launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, our development and commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

The third parties upon whom we rely for the supply of the active pharmaceutical ingredients and drug product to be used the preclinical testing and clinical trials for our product candidates are currently our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

The active pharmaceutical ingredients (“API”) and drug product we expect to use in all of our product candidates are supplied to us from single-source suppliers. Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API and drug product for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. We are also unable to predict how changing global economic conditions or potential global health concerns such as the COVID-19 pandemic will affect our third-party suppliers and manufacturers. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition.

For all of our product candidates, we intend to identify and qualify additional manufacturers to provide such API and drug product prior to submission of an application for approval with the FDA o, EMA or other applicable regulatory authority. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers.

Establishing additional or replacement suppliers for the API and drug product used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the API and drug product used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API and drug product from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

Raising additional capital may cause dilution to our stockholders, including existing stockholders of CMLS III, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial revenue, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings,

collaborations, strategic alliances and licensing arrangements. Our future need for additional funding depends on many factors, including:

•        the scope, progress, results and costs of researching and developing our current product candidates, as well as other additional product candidates we may develop and pursue in the future;

•        the timing of, and the costs involved in, obtaining marketing approvals for our product candidates and any other additional product candidates we may develop and pursue in the future;

•        the number of future product candidates that we may pursue and their development requirements;

•        the costs of commercialization activities for our product candidates, to the extent such costs are not the responsibility of any current or future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•        subject to receipt of regulatory approval, revenue, if any, received from commercial sales of our product candidates or any other additional product candidates we may develop and pursue in the future;

•        the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•        our ability to establish collaboration arrangements for the development of our product candidates on favorable terms, if at all;

•        our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•        the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims; and

•        the costs of operating as a public company.

The terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our securities to decline. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest may be diluted, and the terms of those securities may include liquidation or other preferences that may adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, acquiring, selling or licensing intellectual property rights, and making capital expenditures, declaring dividends or other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to meet certain milestones in connection with debt financing and the failure to achieve such milestones by certain dates may force us to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us which could have a material adverse effect on our business, operating results and prospects.

We also could be required to seek funds through arrangements with additional collaborators. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates, grant licenses on terms that may not be favorable to us or grant rights to develop and market our product candidates that we would otherwise prefer to develop and market ourselves, any of which may have a material adverse effect on our business, operating results and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent and other intellectual property protection for our technology and product candidates or if the scope of the intellectual property protection obtained is not sufficiently broad or we are delayed in bringing product candidates to market such that those products have a shorter period of patent exclusivity than we expect, our competitors could develop and commercialize technology and drugs similar or identical to ours, and our ability to successfully commercialize our technology and drugs may be impaired.

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for our current and future product candidates, including aumolertinib and sugemalimab, and our other future product candidates, as well as for their respective compositions, formulations, methods used to manufacture them, and methods of treatment, in addition to successfully defending these patents against third-party challenges. We seek to protect our proprietary and intellectual property position by, among other methods, filing patent applications in the United States and abroad related to our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. The degree of patent protection we require to successfully commercialize our current and future product candidates may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect aumolertinib and sugemalimab or our other current or future product candidates. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, in jurisdictions outside the United States, a license may not be enforceable unless all the owners of the intellectual property agree or consent to the license. Accordingly, any actual or purported co-owner of our patent rights could seek monetary or equitable relief requiring us to pay it compensation for, or refrain from, exploiting these patents due to such co-ownership. Furthermore, patents have a limited lifespan. In the United States, and most other jurisdictions in which we have undertaken patent filings, the natural expiration of a patent is generally 20 years after it is filed, assuming all maintenance fees are paid. Various extensions may be available, on a jurisdiction-by-jurisdiction basis; however, the life of a patent, and thus the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, patents we may own or in-license may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing drugs similar or identical to our current or future product candidates, including generic versions of such drugs.

Other parties have developed technologies that may be related or competitive to our own, and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents, with respect to either the same compounds, methods, formulations or other subject matter, in either case that we may rely upon to dominate our patent position in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until at least 18 months after the earliest priority date of patent filing, or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in patents we may own or in-license patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights cannot be predicted with any certainty.

In addition, the patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, with respect to certain pending patent applications covering our current or future product candidates, prosecution has yet to commence. Patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the relevant patent office(s) may be significantly narrowed by the time they issue, if they ever do. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or to third parties. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Even if we acquire patent protection that we expect should enable us to establish and/or maintain a competitive advantage, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. We may become involved in post-grant proceedings such as opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings challenging our patent rights or the patent rights of others from whom we may in the future obtain licenses to such rights, in the U.S. Patent and Trademark Office (the “USPTO”) the European Patent Office (the “EPO”), or in other countries. In addition, we may be subject to a third-party submission to the USPTO, the EPO, or elsewhere, that may reduce the scope or preclude the granting of claims from our pending patent applications. Competitors may allege that they invented the inventions claimed in our issued patents or patent applications prior to us, or may file patent applications before we do. Competitors may also claim that we are infringing their patents and that we therefore cannot practice our technology as claimed under our patents or patent applications. Competitors may also contest our patents by claiming to an administrative patent authority or judge that the invention was not patent-eligible, was not original, was not novel, was obvious, and/or lacked inventive step, and/or that the patent application filing failed to meet relevant requirements relating to description, basis, enablement, and/or support. In litigation, a competitor could claim that our patents, if issued, are not valid or are unenforceable for a number of reasons. If a court or administrative patent authority agrees, we would lose our protection of those challenged patents.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants and advisors and any other third parties who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

An adverse determination in any such submission or proceeding may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and drugs, without payment to us, or could limit the duration of the patent protection covering our technology and current and future product candidates. Such challenges may also result in our inability to manufacture or commercialize our current and future product candidates without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if they are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent patents we may own or in-license by developing similar or alternative technologies or drugs in a non-infringing manner. For example, a third-party may develop a competitive drug that provides benefits similar to one or more of our current or future product candidates but that has a different composition that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our current or future product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our current and future product candidates could be negatively affected, which would harm our business, operating results, financial condition and prospects.

Furthermore, even if we are able to issue patents with claims of valuable scope in one or more jurisdictions, we may not be able to secure such claims in all relevant jurisdictions, or in a sufficient number to meaningfully reduce competition. Our competitors may be able to develop and commercialize their products, including products identical to ours, in any jurisdiction in which we are unable to obtain, maintain, or enforce such patent claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, deadlines, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements. We may miss a filing deadline for patent protection on these inventions.

The USPTO and foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after issuance of any patent. In addition, periodic maintenance fees, renewal fees, annuity fees and/or various other government fees are required to be paid periodically. While an inadvertent lapse can, in some cases, be cured by payment of a late fee, or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market with similar or identical products or platforms, which could have a material adverse effect on our business prospects and financial condition.

If our trademarks and trade names for our products or company name are not adequately protected in one or more countries where we intend to market our products, we may delay the launch of product brand names, use different trademarks or tradenames in different countries, or face other potentially adverse consequences to building our product brand recognition.

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the USPTO or from comparable agencies in foreign jurisdictions objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademark applications or registrations, and our trademark applications or registrations may not survive such proceedings. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to adequately protect and enforce our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents we may own or in-license, we seek to rely on trade secret protection, confidentiality agreements, and partnership and license agreements to protect proprietary know-how that may not be patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes or our business processes that involve proprietary know-how, information, or technology that may not be covered by patents. Although we require all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, trade secrets can be difficult to protect and we have limited control over the protection of trade secrets used by our collaborators and suppliers. We cannot be certain that we have or will obtain these agreements in all circumstances and we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information.

Moreover, any of these parties might breach the agreements and intentionally or inadvertently disclose our trade secret information and we may not be able to obtain adequate remedies for such breaches. In addition, competitors may otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights and trade secrets to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property and trade secrets to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business, financial condition, results of operations and future prospects.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If we choose to go to court to stop a third-party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us.

Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. Although we require all of our employees to assign their inventions to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We may initiate, become a defendant in, or otherwise become party to lawsuits to protect or enforce our intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe any patents we may own or in-license. In addition, any patents we may own or in-license also may become involved in inventorship, priority, validity or unenforceability disputes. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, in an infringement proceeding, a court may decide that one or more of any patents we may own or in-license is not valid or is unenforceable or that the other party’s use of our technology that may be patented falls under the safe harbor to patent infringement under 35 U.S.C. § 271(e)(1). There is also the risk that, even if the validity of these patents is upheld, the court may refuse to stop the other party from using the technology at issue on the grounds that any patents we may own or in-license do not cover the technology in question or that such third-party’s activities do not infringe our patent applications or any patents we may own or in-license. An adverse result in any litigation or defense proceedings could put one or more of any patents we may own or in-license at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Post-grant proceedings provoked by third-parties or brought by the USPTO may be necessary to determine the validity or priority of inventions with respect to our patent applications or any patents we may own or in-license. These proceedings are expensive and an unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. In addition to potential USPTO post-grant proceedings, we may become a party to patent opposition proceedings in the EPO, or similar proceedings in other foreign patent offices or courts where our patents may be challenged. The costs of these proceedings could be substantial, and may result in a loss of scope of some claims or a loss of the entire patent. An unfavorable result in a post-grant challenge proceeding may result in the loss of our right to exclude others from practicing one or more of our inventions in the relevant country or jurisdiction, which could have a material adverse effect on our business. Litigation or post-grant proceedings within patent offices may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities.

We may not be able to detect infringement against any patents we may own or in-license. Even if we detect infringement by a third-party of any patents we may own or in-license, we may choose not to pursue litigation against or settlement with the third-party. If we later sue such third-party for patent infringement, the third-party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce any patents we may own or in-license against such third-party.

Intellectual property litigation and administrative patent office patent validity challenges in one or more countries could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, patient support or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. As noted above, some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our current or future product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may be subject to damages or settlement costs resulting from claims that we or our employees have violated the intellectual property rights of third parties, or are in breach of our agreements. We may be accused of, or otherwise become party to lawsuits or disputes alleging wrongful disclosure of third-party confidential information by us or by another party, including current or former employees, contractors or consultants. In addition to diverting attention and resources to such disputes, such disputes could adversely impact our business reputation and/or protection of our proprietary technology.

The intellectual property landscape relevant to our product candidates and programs is crowded, and third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our current or future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. We cannot assure you that our current or future product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. For example, many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. We may also be subject to claims that patents and applications we have filed to protect inventions of our employees, consultants and advisors, even those related to one or more of our current or future product candidates, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims.

While certain activities related to development and clinical testing of our current or future product candidates may be subject to safe harbor of patent infringement under 35 U.S.C. §271(e)(1), upon receiving FDA approval for such candidates we or any of our future licensors or strategic partners may immediately become party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that such product candidates infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current or future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current or future product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our current or future product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

•        infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business and may impact our reputation;

•        substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party’s rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•        a court prohibiting us from developing, manufacturing, marketing or selling our current product candidates or future product candidates or from using our proprietary technologies, unless the third-party licenses its product rights to us, which it is not required to do, on commercially reasonable terms or at all;

•        if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

•        redesigning our current or future product candidates or processes so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

•        public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our securities.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may choose to challenge the patentability of claims in a third-party’s U.S. patent by requesting that the USPTO review the patent claims in an ex-parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third-party’s patent in patent opposition proceedings in the EPO, or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third-party alleging that the patent may be infringed by our current or future product candidates or proprietary technologies.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted in U.S. courts only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our current or future product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after their earliest priority filing date, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our current or future product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending third-party patent applications which may later result in issued patents that our current or future product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our current or future product candidates or other technologies, could be found to be infringed by our current or future product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our current or future product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our current or future product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our current or future product candidates, which could harm our business significantly.

We may be unable to obtain patent or other intellectual property protection for our current or future product candidates or our future products, if any, in all jurisdictions throughout the world, and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

We may not be able to pursue patent coverage of our current or future product candidates in all countries. Filing, prosecuting and defending patents on current or future product candidates in all countries throughout the world would be prohibitively expensive, and intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our current or future product candidates and in jurisdictions where we do not have any issued patents our patent applications or other intellectual property rights may not be effective or sufficient to prevent them from competing. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of any patents we may own or in-license or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce any rights we may have in our patent applications or any patents we may own or in-license in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put any patents we may own or in-license at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents we may own or license that are relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

If we fail to comply with our obligations in any agreements under which we may license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We may from time to time be party to license and collaboration agreements with third parties to advance our research or allow commercialization of current or future product candidates. Such agreements may impose numerous obligations, such as development, diligence, payment, commercialization, funding, milestone, royalty, sublicensing, insurance, patent prosecution, enforcement and other obligations on us and may require us to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technologies covered by these license agreements.

Any termination of these licenses, or if the underlying patents fail to provide the intended exclusivity, could result in the loss of significant rights and could harm our ability to commercialize our current or future product candidates, and competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical to ours and we may be required to cease our development and commercialization of certain of our current or future product candidates. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•        the scope of rights granted under the license agreement and other interpretation-related issues;

•        whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property rights of the licensor that is not subject to the licensing agreement;

•        our right to sublicense patent and other rights to third parties under collaborative development relationships;

•        our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current or future product candidates, and what activities satisfy those diligence obligations;

•        the priority of invention of any patented technology; and

•        the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our future licensors and us and our partners.

In addition, the agreements under which we may license intellectual property or technology from third parties are likely to be complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we may license prevent or impair our ability to maintain future licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected current or future product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Any granted patents we may own or in-license covering our current or future product candidates or other valuable technology could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad, including the USPTO and the EPO. A patent asserted in a judicial court could be found invalid or unenforceable during the enforcement proceeding. Administrative or judicial proceedings challenging the validity of our patents or individual patent claims could take months or years to resolve.

If we or our licensors or strategic partners initiate legal proceedings against a third-party to enforce a patent covering one of our current or future product candidates, the defendant could counterclaim that the patent covering our product candidate, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third-party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of patentable subject matter, lack of written description, lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, in the process of obtaining the patent during patent prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post grant review and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in revocation or amendment to our patent applications or any patents we may own or in-license in such a way that they no longer cover our current or future product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, any rights we may have from our patent applications or any patents we may own or in-license, allow third parties to commercialize our current or future product candidates or other technologies and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge our or our future licensors’ priority of invention or other features of patentability with respect to our patent applications and any patents we may own or in-license. Such challenges may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our current or future product candidates and other technologies. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our future licensing partners and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our current or future product candidates. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize or license our technology and current or future product candidates.

Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. If we are unsuccessful in any such proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the current or future product candidates we may develop. The loss of exclusivity or the narrowing of our patent application claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our current or future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or Leahy-Smith Act, signed into law on September 16, 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first inventor to file” system. The first-inventor-to-file provisions, however, only became effective on March 16, 2013. Accordingly, it is not yet clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could harm our business, operating results, financial condition and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our current or future product candidates.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our current or future product candidates in any jurisdiction. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. As mentioned previously, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our current or future product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our current or future product candidates or the use of our current or future product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our current or future product candidates. We may incorrectly determine that our current or future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our current or future product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our current or future product candidates.

If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, which may be significant, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates that are held to be infringing. We might, if possible, also be forced to redesign current or future product candidates so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not guarantee commercial success of current or future product candidates or other business activities. Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.

The degree of future protection afforded by our intellectual property rights, whether owned or in-licensed, is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors, or permit us to maintain our competitive advantage. Moreover, if a third-party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

•        patent applications that we own or may in-license may not lead to issued patents;

•        patents, should they issue, that we may own or in-license, may not provide us with any competitive advantages, may be narrowed in scope, or may be challenged and held invalid or unenforceable;

•        others may be able to develop and/or practice technology, including compounds that are similar to the chemical compositions of our current or future product candidates, that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents we may own or in-license, should any patents issue;

•        third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;

•        we, or our licensors or collaborators, might not have been the first to make the inventions covered by a patent application that we own or may in-license;

•        we, or our licensors or collaborators, might not have been the first to file patent applications covering a particular invention;

•        others may independently develop similar or alternative technologies without infringing, misappropriating or otherwise violating our intellectual property rights;

•        our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•        we may not be able to obtain and/or maintain necessary licenses on reasonable terms or at all;

•        third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights, or any rights at all, over that intellectual property;

•        we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such trade secrets or know-how;

•        we may not be able to maintain the confidentiality of our trade secrets or other proprietary information;

•        we may not develop or in-license additional proprietary technologies that are patentable; and

•        the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In short, the foreign regulatory approval process involves all of the risks associated with FDA approval. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we may intend to charge for our products will also be subject to approval.

Our product candidates may be subject to government price controls in certain jurisdictions that may affect our revenue.

There has been heightened governmental scrutiny in the United States, China, the European Union, Japan and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership and the Biden administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

We may seek priority review designation for one or more of our other product candidates, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

If the FDA determines that a product candidate offers a treatment for a serious condition and, if approved, the product would provide a significant improvement in safety or effectiveness, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. We may request priority review for some of our product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if we believe a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily result in an expedited regulatory review or approval process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or at all.

We have received orphan drug designation from the FDA for EQ165 for the treatment of T-cell lymphoma and we may seek orphan drug designation for certain of our product candidates, but we may be unsuccessful or may be unable to maintain the benefits associated with orphan drug designation, including the potential for market exclusivity.

We have received orphan drug designation from the FDA for sugemalimab for the treatment of T-cell lymphoma and we may seek orphan drug designation for other of our product candidates, and we may be unsuccessful. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug or biologic as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population of 200,000 or more in the United States where there is no reasonable expectation that the cost of developing the product will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers.

Similarly, in Europe, the European Commission, upon the recommendation of the EMA’s Committee for Orphan Medicinal Products, grants orphan drug designation to promote the development of drugs that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions affecting not more than five in 10,000 persons in Europe and for which no satisfactory method of diagnosis, prevention, or treatment has been authorized (or the product would be a significant benefit to those affected). Additionally, designation is granted for drugs intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in Europe would be sufficient to justify the necessary investment in developing the drug. In Europe, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers.

Generally, if a product with an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same product and indication for that time period, except in limited circumstances. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified.

Even if we obtain orphan drug exclusivity for one of our product candidates, that exclusivity may not effectively protect our product candidate from competition because different products can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same product for the same condition if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation. Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition or if another product with the same active moiety is determined to be safer, more effective, or represents a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a product nor gives the product any advantage in the regulatory review or approval process. While we may seek orphan drug designation for our product candidates, we may never receive such designations. Even if we do receive such designations, there is no guarantee that we will enjoy the benefits of those designations.

We may seek Fast Track designations or additional Breakthrough Therapy designations by the FDA for one or more of our product candidates, but we may not receive such designations, and even if we do, such designations may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

EQ165 received Breakthrough Therapy designation from the FDA in 2020 for extranodal NK/T cell lymphoma. We may seek a breakthrough therapy designation for other of our product candidates. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Products designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that such product candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

We may seek fast track designation for some of our product candidates. If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the drug or biologic demonstrates the potential to address unmet medical needs for this condition, the sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Accelerated approval by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive regulatory approval.

We may seek accelerated approval of our current or future product candidates using the FDA’s accelerated approval pathway. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition and generally provides a meaningful advantage over available therapies. In addition, it must demonstrate an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (“IMM”), that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of approval, the FDA requires that a sponsor of a drug or biologic receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, if approved. In particular, in August 2021 the FDA finalized a rule clarifying its position on the types of evidence it will consider when determining a medical product’s intended us. In the final rule, the FDA declined to narrow its interpretation of evidence of intended use to a firm’s promotional claims and indicated its intent to look broadly at any relevant evidence to establish intended use. While the FDA permits the dissemination of truthful and non-misleading information about an approved product, a manufacturer may not promote a product for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we are found to have promoted such off-label uses, intentionally or unintentionally, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct must be changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If the FDA or comparable foreign regulatory authorities approve generic versions of our product candidates or such authorities do not grant our products appropriate periods of non-patent exclusivity before approving generic versions of such products, the sales of such products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” or the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications (“ANDAs”), in the United States. In support of an ANDA, a generic manufacturer generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration, conditions of use and labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning, in part, that it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Moreover, many states allow or require substitution of therapeutically equivalent generic drugs at the pharmacy level even if the branded drug is prescribed. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug may be lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The Federal Food, Drug, and Cosmetic Act provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity. Specifically, in cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the listed drug is invalid, unenforceable or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the listed drug. Three-year exclusivity is given to a drug if it contains an active moiety that has previously been approved, and the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the NDA. If approved, manufacturers may seek to launch generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that our products, if approved, may face from generic versions of our products could negatively impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on our investments in those product candidates.

If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a Biologics License Application, or BLA, for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product.

We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

The FDA, the EMA and other regulatory authorities may implement additional regulations or restrictions on the development and commercialization of our product candidates, and such changes can be difficult to predict.

The FDA, the EMA and regulatory authorities in other countries have each expressed interest in further regulating biotechnology products. Agencies at both the federal and state level in the United States, as well as the U.S. Congressional committees and other governments or governing agencies, have also expressed interest in further regulating the biotechnology industry. Such action may delay or prevent commercialization of some or all of our product candidates. Adverse developments in clinical trials of products conducted by others may cause the FDA or other oversight bodies to change the requirements for approval of any of our product candidates. These regulatory review agencies and committees and the new requirements or guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies or trials, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. As we advance our product candidates, we will be required to consult with these regulatory agencies and comply with applicable requirements and guidelines. If we fail to do so, we may be required to delay or discontinue development of such product candidates. These additional processes may result in a review and approval process that is longer than we otherwise would have expected. Delays as a result of an increased or lengthier regulatory approval process or further restrictions on the development of our product candidates can be costly and could negatively impact our ability to complete clinical trials and commercialize our current and future product candidates in a timely manner, if at all.

Even if we receive regulatory approval for any of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, our product candidates, if approved, could be subject to post-market study requirements, marketing and labeling restrictions, and even recall or market withdrawal if unanticipated safety issues are discovered following approval. In addition, we may be subject to penalties or other enforcement action if we fail to comply with regulatory requirements.

If the FDA or a comparable foreign regulatory authority approves any of our product candidates, the manufacturing processes, labeling, packaging, distribution, import, export, adverse event reporting, storage, advertising, promotion, monitoring, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, establishment registration and listing, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing studies, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•        restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•        manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

•        revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

•        imposition of a REMS which may include distribution or use restrictions;

•        requirements to conduct additional post-market clinical trials to assess the safety of the product;

•        clinical trial holds;

•        fines, warning letters or other regulatory enforcement action;

•        refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

•        product seizure or detention, or refusal to permit the import or export of products; and

•        injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, which would adversely affect our business, prospects and ability to achieve or sustain profitability.

Our relationships with third-party payers will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, exclusion from government healthcare programs, contractual damages, reputational harm and diminished profits and future earnings.

Although we do not currently have any products on the market, once we begin commercializing our product candidates, we will be subject to additional healthcare statutory and regulatory requirements and enforcement by the federal government and the states and foreign governments in which we conduct our business. Healthcare providers, physicians and third-party payers play a primary role in the recommendation and prescription of any product candidates for which we obtain regulatory approval. Our future arrangements with third-party payers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our product candidates for which we obtain regulatory approval. Restrictions under applicable U.S. federal and state healthcare laws and regulations, include the following:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment of up to ten years, and exclusion from government healthcare programs. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•        the federal civil and criminal false claims and civil monetary penalties laws, including the federal False Claims Act (“FCA”), which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false of fraudulent claim for purposes of the FCA;

•        the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program (e.g. public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        the federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act” under the ACA, which require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the U.S. Department of Health and Human Services information related to transfers of value made to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests of such physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers (physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified-nurse midwives);

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), and its implementing regulations, which impose obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•        federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•        federal price reporting laws, which require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

Further, on November 30, 2020, the U.S. Department of Health and Human Resources, Office of the Inspector General (“OIG”), published modifications to the federal Anti-Kickback Statute. The rule removes safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and a manufacturer. These modifications were originally set to take effect on January 1, 2022. However, in response to a lawsuit, the Biden administration delayed the effective date of the November rule until January 1, 2023. Further, implementation of this rule is currently under review by the Biden administration and the rule may be amended or repealed. If the rule is enacted in its current form, we may not be able to structure our arrangements with pharmacy benefit managers in a way that complies with all of the elements of any applicable safe harbors.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payer. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payers, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement, we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare legislative reform discourse and potential or enacted measures may have a material adverse impact on our business and results of operations and legislative or political discussions surrounding the desire for and implementation of pricing reforms may adversely impact our business.

Payers, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the ACA was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs the U.S. Department of Health and Human Services (“HHS”) to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, the HHS’s Centers for Medicare & Medicaid Services (“CMS”) stated that drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. However, on August 6, 2021 CMS announced a proposed rule to rescind the Most Favored Nations rule. Additionally, on December 2, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Further, implementation of these changes and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs. The effect of these legislative and executive activities on our business model and operations is currently unclear.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We are subject to laws and regulations related to privacy, data protection, information security and consumer protection across different markets where we conduct our business. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to laws and regulations related to, among other things, privacy, data protection, information security and consumer protection across different markets were we conduct our business in those markets. Such laws and regulations are constantly evolving and changing and are likely to remain uncertain for the foreseeable future. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, operating results and financial operations. For example, on June 28, 2018, California enacted the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers, increases the privacy and security obligations of entities handling certain personal information, requires new disclosures to California individuals and affords such individuals new abilities to opt out of certain sales of personal information, and provides for civil penalties for violations as well as a private right of action for data breaches that is expected to increase data breach litigation. Complying with these numerous, complex, and often changing regulations is expensive and difficult, and failure to comply with any privacy laws or data security laws or any security incident or breach involving the misappropriation, loss or other unauthorized processing, use or disclosure of sensitive or confidential patient, consumer or other personal information, whether by us, one of our collaborators or another third party, could adversely affect our business, financial condition, and results of operations, including but not limited to investigation costs, material fines and penalties, compensatory, special, punitive, and statutory damages, litigation, consent orders regarding our privacy and security practices, requirements that we provide notices, credit monitoring services, and/or credit restoration services or other relevant services to impacted individuals, adverse actions against our licenses to do business, reputational damage and injunctive relief.

European data collection is also governed by restrictive regulations governing the use, processing and cross-border transfer of personal information. The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Union (the “EU”), including personal health data, is subject to the EU General Data Protection Regulation (“GDPR”), which imposes strict requirements for processing the personal data of individuals within the European Economic Area (the “EEA”). The GDPR is directly applicable in each EU member state and is extended to the EEA. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR implements more stringent operational requirements than its predecessor legislation. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with our European activities. For example, the GDPR applies extraterritorially, requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for collecting and processing personal data (including data from clinical trials), requires the appointment of data protection officers when sensitive personal data, such as health data, is processed on a large scale, provides more robust rights for data subjects, introduces mandatory data breach notification through the EU, imposes additional obligations on us when contracting with service providers and requires us to adopt appropriate privacy governance, including policies, procedures, training, and data audit. The GDPR provides that EEA countries may establish their own laws and regulations limiting the processing of personal data, including genetic, biometric, or health data, which could limit our ability to use and share personal data or could cause our costs to increase. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union (“CJEU”). While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield), it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, however, the nature of these additional measures is currently uncertain.

We cannot assure you that our third-party service providers with access to our or our customers’, suppliers’, trial patients’ and employees’ personally identifiable and other sensitive or confidential information will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations, and financial condition. We cannot assure you that our contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage, and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC, and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the

FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of the Business Combination and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Additionally, since March 2020, when foreign and domestic inspections of facilities were largely placed on hold due to the COVID-19 pandemic, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should the FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. Additionally, as of March 18, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the COVID-19 pandemic and travel restrictions the FDA is unable to complete such required inspections during the review period. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities.

Risks Related to Our Common Stock

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. We have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of the Business Combination or subsequent shifts in our stock ownership, some of which are outside our control. As of December 31, 2020 and 2019, we had federal net operating loss carryforwards of approximately $71.0 million and $3.2 million, respectively, and state net operating loss carryforwards of $59.3 million and $3.2 million, respectively. Our federal net operating loss carryforwards will not expire and the state net operating loss carryforwards will begin to expire at various times beginning in 2030. Our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to us. We have not conducted a study to assess whether a change of control has or will occur as a result of the Business Combination due to the significant complexity and cost associated with such a study. If we do experience a change of control, as defined by Section 382, as a result of the Business Combination, utilization of net operating loss carryforwards or research and development tax credit carryforwards could be subject to an annual limitation under Section 382. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization. Moreover, our ability to utilize our net operating loss carry-forwards (“NOLs”) or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As a result, the amount of the net operating loss and tax credit carryforwards presented in our consolidated financial statements could be limited and may expire unutilized. Federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 will not be subject to expiration. However, any such net operating loss carryforwards may only offset 80% of our annual taxable income in taxable years beginning after December 31, 2020.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, the TCJA was enacted in 2017 and made significant changes to corporate taxation, including the reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, the limitation of the tax deduction for net interest expense to 30% of adjusted taxable income (except for certain small businesses), the limitation of the deduction for net operating losses from taxable years beginning after December 31, 2017 to 80% of current year taxable income and the elimination of net operating loss carrybacks generated in taxable years ending after December 31, 2017 (though any such net operating losses may be carried forward indefinitely), and the modification or repeal of many business deductions and credits.

Additionally, on March 27, 2020, former President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act, which, among other things, suspends the 80% limitation on the deduction for net operating losses in taxable years beginning before January 1, 2021, permits a 5-year carryback of net operating losses arising in taxable years beginning after December 31, 2017 and before January 1, 2021, and generally caps the limitation on the deduction for net interest expense at 50% of adjusted taxable income for taxable years beginning in 2019 and 2020.

It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be promulgated or issued under existing or new tax laws, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management. Such acquisitions or attempts to remove or replace management may be beneficial to our stockholders, financially or otherwise, and may not be successful given these provisions.

The A&R Certificate of Incorporation and the amended and restated bylaws, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•        a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•        a prohibition on stockholder action through written consent, which requires that all stockholder actions be taken at a meeting of our stockholders;

•        a requirement that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons;

•        advance notice requirements for stockholder proposals and nominations for election to our board of directors;

•        a requirement that no member of our board of directors may be removed from office by our stockholders except for cause; and

•        the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval, which preferred stock may include rights superior to the rights of the holders of common stock.

These anti-takeover provisions and other provisions in the A&R Certificate of Incorporation and the amended and restated bylaws could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Our proposed A&R Certificate of Incorporation designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our A&R Certificate of Incorporation proposed to take effect at the closing of the Business Combination, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (including the interpretation, validity or enforceability thereof); or (4) any action asserting a claim governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase in time. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals and we can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, in 2008, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets and the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. See “— The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.” A severe or prolonged economic downturn could result in a variety of risks to our business, including, weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at the price you paid.

Prior to the Business Combination, there has been no public market for shares of EQRx common stock. Although we anticipate that the common stock to be issued in the Business Combination will be approved for continued listing on The Nasdaq Global Market, or Nasdaq, an active trading market for our shares may never develop or be sustained following the Closing. In the absence of an active trading market for our common stock, investors may be unable to sell their shares. In addition, we cannot assure you that, at the Special Meeting, we will have received confirmation that our Class A common stock to be issued in connection with the Business Combination has been approved, or that the parties will obtain prior to the consummation of the Business Combination approval, for listing on Nasdaq, and it is possible that such condition to the consummation of the Business Combination may be waived by the parties. As a result, you may be asked to vote to approve the Business Combination and the other proposals described in this proxy statement/prospectus without such confirmation, and, further it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived by the parties and therefore our Class A common stock and public Warrants would not be listed on any nationally recognized securities exchange.

If Nasdaq delists our securities from trading on its exchange and we are not able to list its securities on another national securities exchange, we expect that our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that our is a “penny stock”, which will require brokers trading in our stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock.

Our stock price is likely to be volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock. The market price for our common stock may be influenced by many factors, including:

•        the success of competitive products or technologies;

•        advancement of our preclinical programs, such as our targeted oncology programs, into clinical testing;

•        results of clinical trials of our product candidates or those of our competitors;

•        regulatory or legal developments in the United States and other countries;

•        developments or disputes concerning patent applications, issued patents or other proprietary rights;

•        the recruitment or departure of key personnel;

•        the level of expenses related to any of our programs and product candidates or preclinical and clinical development programs;

•        the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•        actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•        variations in our financial results or those of companies that are perceived to be similar to us;

•        changes in the structure of healthcare payment systems;

•        market conditions in the pharmaceutical and biotechnology sectors;

•        general economic, industry and market conditions; and

•        the other factors described in this “Risk Factors” section.

Analysts may not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile. The stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business, operating results, financial condition and prospects.

Risks Related to CMLS III and the Business Combination

Investors may not have the same benefits as an investor in an underwritten public offering.

The post-combination company will become a publicly listed company upon the completion of the Business Combination. The Business Combination is not an underwritten initial public offering of the post-combination company’s securities and differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. The post-combination company’s investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect evaluation of EQRx’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the post-combination company’s securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of the post-combination company’s securities or helping to stabilize, maintain or affect the public price of the post-combination company’s securities following the closing. Moreover, the post-combination company will not engage in, and has not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the post-combination company’s securities that will be outstanding immediately following the closing. In addition, because New EQRx will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New EQRx because there is no incentive to brokerage firms to recommend the purchase of its common shares. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on the post-combination company’s behalf. All of these differences from an underwritten public offering of the post-combination company’s securities could result in a more volatile price for the post-combination company’s securities.

In addition, the Sponsor, certain members of the CMLS III board of directors and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of the post-combination company’s securities following completion of the Business Combination, and that would not be present in an underwritten public offering of the post-combination company’s securities. Such interests may have influenced the board of directors of CMLS III in making their recommendation that CMLS III shareholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if the post-combination company became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

The Initial Stockholders have agreed to vote in favor of the Business Combination and the other proposals described in this proxy statement/prospectus, regardless of how the public stockholders of CMLS III vote.

Unlike many other blank check companies in which the founders agree to vote their Founder Shares in accordance with the majority of the votes cast by the holders of public shares in connection with an initial business combination, the Initial Stockholders have agreed to vote any shares of common stock owned by them in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. As of the date hereof, the Initial Stockholders own shares equal to 20% of the issued and outstanding shares of common stock of CMLS III. Accordingly, it is more likely that the necessary stockholder approval will be received for the Business Combination than would be the case if the Initial Stockholders agreed to vote any shares of common stock owned by them in accordance with the majority of the votes cast by public stockholders of CMLS III.

Mr. Casdin, our chief executive officer and one of our directors, and his affiliates have interests in and relationships with EQRx that are different from or in addition to those of other stockholders of CMLS III.

When considering the Board’s recommendation that the stockholders of CMLS III vote in favor of the approval of the Business Combination Proposal, such stockholders should be aware that Mr. Casdin, our chief executive officer and a director of CMLS III, has interests in the Business Combination that may be different from, or in addition to, the interests of the stockholders of CMLS III. This includes the fact that Mr. Casdin, through his affiliated fund, beneficially owns 55,068,057 shares of EQRx capital stock (approximately 10.1% of EQRx’s outstanding stock on an as-converted basis), which were acquired for an aggregate approximately $90.0 million investment. See “Certain Relationships and Related Party Transactions — EQRx’s Related Party Transactions.” In the Business Combination, such EQRx capital stock is expected to be converted into approximately 34,142,194 shares of CMLS III Class A common stock, valued at approximately $338.7 million based on $9.92 per share, the closing price for the CMLS Class A common stock on September 30, 2021, or a value of approximately $341.4 million, based on an implied transaction value of $10.00 per share. Funds managed by Mr. Casdin are acquiring 5.0 million shares in the PIPE Investment, for an additional $50 million investment. Mr. Casdin currently serves on the board of directors of EQRx. Mr. Casdin will also continue as a member of the board of the post-combination company. Mr. Casdin recused himself from voting on the proposed Business Combination with EQRx, and the Board obtained a fairness opinion in connection with the proposed Business Combination; however, Mr. Casdin provided his views regarding EQRx to the CMLS III Board as part of the board’s consideration of the proposed Business Combination.

Mr. Casdin also recused himself from any portions of the EQRx board of directors meetings where the proposal by CMLS III or any alternative opportunities under consideration by EQRx were discussed, and abstained from voting on any such matters.

CMLS III stockholder should take these interests into account in deciding whether to approve the Business Combination. Our Board was aware of and did consider these interests, among other matters, in evaluating and negotiating the transaction and the transaction agreements and in making the recommendation to CMLS III stockholders that they vote in favor of the proposals presented at the Special Meeting, including the Business Combination Proposal. For more information and specific considerations, see the sections entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Certain Persons in the Business Combination,” “Proposal No. 1 — Approval of the Business Combination — Background of the Business Combination” and “Certain Relationships and Related Transactions — The Company’s Related Party Transactions.”

Sponsor, certain members of the Board and officers of CMLS III have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the Board’s recommendation that the stockholders of CMLS III vote in favor of the approval of the Business Combination Proposal, such stockholders should be aware that the directors and officers of CMLS III have interests in the Business Combination that may be different from, or in addition to, the interests of the stockholders of CMLS III. These interests include:

•        the fact that the Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that the Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that the Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if CMLS III fails to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event CMLS III is unable to complete an initial business combination within the required time period, Sponsor has agreed to indemnify CMLS III to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which CMLS III has entered into an acquisition agreement or claims of any third party (other than the independent public accountants of CMLS II) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of the existing directors and officers of CMLS III and the continuation of the directors’ and officers’ liability insurance of CMLS III after the Business Combination;

•        the fact that Mr. Casdin and Dr. Abernethy will continue as board members of the post-combination company, and will be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding stock on an as-converted basis, following these entities’ investment of approximately $90.0 million since EQRx’s inception, with an estimated value of $341.4 million at the Closing based on an implied transaction value of $10.00, and Mr. Casdin serve on the board of directors of EQRx;

•        the fact that Sponsor, officers and directors will lose their entire investment in CMLS III and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the CMLS III’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of CMLS III’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of CMLS III’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of CMLS III’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, CMLS III completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the CMLS III’s directors (and/or entities controlled by them) generating gross proceeds to CMLS III of $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

The Initial Stockholders, including Sponsor and the independent directors of CMLS III, hold a significant number of shares of common stock of CMLS III. They will lose their entire investment in CMLS III if a business combination is not completed.

The Initial Stockholders hold, in the aggregate, 13,800,000 Founder Shares, representing 20% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will be worthless if CMLS III does not complete a business combination by the applicable deadline.

The Founder Shares of CMLS III are identical to the shares of common stock included in the public units, except that: (i) the Founder Shares of CMLS III are subject to certain transfer restrictions; (ii) Initial Stockholders, officers and directors of CMLS III have entered into a letter agreement with CMLS III, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of common stock in connection with the completion of the Business Combination; (b) waive their redemption rights with respect to their shares of common stock in connection with a stockholder vote to approve an amendment to our Current Charter to modify the substance or timing of CMLS III’s obligation to redeem 100% of the public shares if CMLS III does not complete its initial business combination within 24 months from the closing of the IPO or to provide for redemption in connection with a business combination; and (c) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if CMLS III fails to complete its initial business combination by the applicable deadline (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if CMLS III fails to complete its initial business combination by the applicable deadline.

The personal and financial interests of CMLS III officers and directors may have influenced their motivation in identifying and selecting EQRx, completing a business combination with EQRx and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline of the applicable deadline for completing an initial business combination nears.

Sponsor, CMLS III directors or officers or their affiliates may elect to purchase shares or warrants from public stockholders, which may influence a vote on a proposed Business Combination and the other proposals described in this proxy statement/prospectus and reduce the public “float” of common stock of CMLS III.

Sponsor, CMLS III directors or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of CMLS III Class A common stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Sponsor, CMLS III directors and officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy closing conditions in the Merger Agreement regarding required amounts in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding certain thresholds where it appears that such requirements would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the initial business combination. This may result in the completion of the Business Combination that may not otherwise have been possible. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of CMLS III Class A common stock and the number of beneficial holders of CMLS III securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of our securities on Nasdaq or another national securities exchange or reducing the liquidity of the trading market for our common stock.

The public stockholders of CMLS III will experience dilution as a consequence of, among other transactions, the issuance of common stock as consideration in the Business Combination and the PIPE Investment. Having a minority share position may reduce the influence that current stockholders of CMLS III have on the management of the post-combination company.

The issuance of the common stock in the Business Combination and in the PIPE Investment will dilute the equity interest of CMLS III’s existing stockholders and may adversely affect prevailing market prices for CMLS III public shares and/or public warrants.

It is anticipated that, upon completion of the Business Combination, assuming no redemptions: (i) public stockholders of CMLS III (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 10.5% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 22.7% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 33.2% of the outstanding shares of the post-combination company); (iii) Initial Stockholders (including Sponsor) will own, in the aggregate, approximately 2.6% of the outstanding shares of the post-combination company; and (iv) the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The PIPE Investors have agreed to purchase 120,000,000 shares of common stock, in the aggregate, for $1,200,000,000 of gross proceed.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 120,000,000 shares of CMLS III Class A Common Stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Resales of the shares of common stock included in the stock consideration could depress the market price of CMLS III Class A common stock.

Assuming 338,745,307 million shares of our common stock are issued to EQRx stockholders as Merger Consideration, CMLS III will have approximately 527,745,307 million shares of common stock outstanding immediately following the Business Combination (excluding shares underlying options to acquire EQRx stock, totaling, in the aggregate assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, approximately 26,254,693 million shares of CMLS III Class common stock), and there may be a large number of shares of common stock sold in the market following the completion of the Business Combination or shortly thereafter. The shares held by the public stockholders of CMLS III are freely tradable, and the shares of common stock held by the PIPE Investors will be freely tradable following effectiveness of the registration statement that CMLS III has agreed to file in connection with the Business Combination covering the resales of such shares. In addition, CMLS III will be obligated to register the resale of shares of common stock issued as Merger Consideration, which shares will become available for resale following the expiration of any applicable lockup period. CMLS III also expects that Rule 144 will become available for the resale of shares of common stock of CMLS III that are not registered for resale once one year has elapsed from the date that CMLS III files the Current Report on Form 8-K following the Closing that includes the required Form 10 information that reflects CMLS III is no longer a shell company. Such sales of shares of common stock or the perception of such sales could depress the market price of common stock of CMLS III.

CMLS III has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement. As such, there is a risk that CMLS III will be unable to continue as a going concern if it does not consummate an initial business combination by the applicable deadline. If CMLS III is unable to effect an initial business combination by the applicable deadline, it will be forced to liquidate and its warrants will expire worthless.

CMLS III is a blank check company, and as CMLS III has no operating history and is subject to a mandatory liquidation and subsequent dissolution requirement, there is a risk that CMLS III will be unable to continue as a going concern if it does not consummate an initial business combination by the applicable deadline. Unless CMLS III amends its Current Charter to extend the life of CMLS III and certain other agreements into which it has entered, if CMLS III does not complete an initial business combination by the applicable deadline, it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to CMLS III to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders of CMLS III and the Board, dissolve and liquidate, subject in each case to the obligations of CMLS III under the DGCL to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the IPO price per public unit in the IPO. In addition, if CMLS III fails to complete an initial business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to its public warrants or the private placement warrants, which will expire worthless. CMLS III expects to consummate the Business Combination and does not intend to take any action to extend the life of CMLS III beyond the applicable deadline if it is unable to effect an initial business combination by that date.

Even if CMLS III consummates the Business Combination, there is no guarantee that the public warrants will ever be in the money, and they may expire worthless and the terms of the public warrants of CMLS III may be amended.

The exercise price for the public warrants is $11.50 per share of common stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the public warrants could expire worthless.

The ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel, including the key personnel of CMLS III and EQRx. The loss of key personnel could negatively impact the operations and profitability of the post-combination business and its financial condition could suffer as a result.

The ability to successfully effect the Business Combination is dependent upon the efforts of key personnel, including the key personnel of CMLS III and EQRx. Although some key personnel are expected to remain with the post-combination company as members of the board of directors or in advisory positions following the Business Combination, it is possible that some key personnel will leave, the loss of which could negatively impact the operations and profitability of the post-combination business. CMLS III anticipates that the executive officers of EQRx will serve the post-combination company in their respective roles immediately following the Closing.

CMLS III and EQRx will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on CMLS III and EQRx. These uncertainties may impair CMLS III’s or EQRx’s ability to retain and motivate key personnel and could cause third parties that deal with CMLS III or EQRx to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, CMLS III’s or EQRx’s business could be harmed.

CMLS III may waive one or more of the conditions to the Business Combination.

CMLS III may agree to waive, in whole or in part, one or more of the conditions to its obligations to complete the Business Combination, to the extent permitted by its Current Charter and bylaws and applicable laws. CMLS III may not waive the condition that the stockholders of CMLS III approve the Business Combination. Please see the section entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement — Conditions to Closing the Business Combination” for additional information.

The exercise of discretion by the CMLS III directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of the stockholders of CMLS III.

In the period leading up to the Closing, other events may occur that, pursuant to the Merger Agreement, would require CMLS III to agree to amend the Merger Agreement, to consent to certain actions or to waive rights that CMLS III is entitled to under those agreements. Such events could arise because of changes in the course of EQRx’s business, a request by EQRx to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on EQRx’s business and would entitle CMLS III to terminate the Merger Agreement. In any of such circumstances, it would be in the discretion of CMLS III, acting through the CMLS III Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for CMLS III and its stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, CMLS III does not believe there will be any changes or waivers that its directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained at the Special Meeting. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, CMLS III will be required to circulate a new or amended proxy statement/prospectus relating to the Business Combination or supplement thereto and resolicit the vote of its stockholders with respect to the Business Combination Proposal thereto.

Stockholders may not know immediately after the Special Meeting whether CMLS III has satisfied the closing condition that the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000.

If CMLS III receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS III may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS III may select which holders to seek such withdrawals of redemption requests from based on any factors it may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the trust account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, after the payment of redemptions and satisfaction of Company and EQRx transaction expenses. This process could take a number of days, and there may be a period of time after the Special Meeting and before the Closing when stockholders do not know whether CMLS III has satisfied this closing condition.

CMLS III and EQRx will incur significant transaction and transition costs in connection with the Business Combination.

CMLS III and EQRx have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. CMLS III and EQRx may also incur additional costs to retain key employees. All expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs or paid by CMLS III following the Closing.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $59,000,000. The per-share amount CMLS III will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect CMLS III’s obligation to pay the transaction expenses.

As of September 30, 2021, Sponsor and its affiliates have invested or committed to invest an aggregate of approximately $116.5 million, including the commitments with respect to the PIPE Investment and assuming consummation of the Business Combination (the “Total Commitment”) in CMLS III. Assuming the issuance of all securities underlying the Total Commitment, and utilizing a per share price of $[•] (the closing sale price of CMLS III Class A common stock on [•], 2021, the trading day preceding the date of this proxy statement/prospectus) and a per warrant value of $1.50, the Total Commitment would have an approximate value of $[•]. If a business combination is not consummated, Sponsor and its affiliates will lose approximately $13.0 million of their amounts already invested. Except as described above, there are no outstanding loans or material fee or reimbursement arrangements among CMLS III, Sponsor, its affiliates or the CMLS III directors or officers.

If CMLS III is unable to complete an initial business combination, the public stockholders of CMLS III may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third party brings a claim against CMLS III that Sponsor is unable to indemnify), and the warrants of CMLS III will expire worthless.

If CMLS III is unable to complete an initial business combination by the applicable deadline, its public stockholders may receive only approximately $10.00 per share on the liquidation of the Trust Account (or less than $10.00 per share in certain circumstances where a third-party brings a claim against CMLS III that Sponsor is unable to indemnify (as described herein)) and the warrants of CMLS III will expire worthless.

If third parties bring claims against CMLS III, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

The placing of funds by CMLS III in the Trust Account may not protect those funds from third-party claims against CMLS III. Although CMLS III will seek to have all vendors, service providers, prospective target businesses or other entities with which it does business execute agreements with CMLS III waiving any right, title, interest or claim of any kind in or to any funds held in the Trust Account for the benefit of the public stockholders of CMLS III, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the funds held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to CMLS III than any alternative.

Examples of possible instances where CMLS III may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with CMLS III and will not seek recourse against the Trust Account for any reason.

Upon redemption of the public shares of CMLS III, if CMLS III is unable to complete its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial business combination, CMLS III will be required to provide for payment of claims of creditors that were not waived that may be brought against CMLS III within the ten years following redemption. Accordingly, the per-share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

Sponsor has agreed that it will be liable to CMLS III if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which CMLS III has entered into a written letter of intent, confidentiality or similar agreement or Merger Agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under CMLS III’s indemnity of the underwriter of CMLS III’s IPO against certain liabilities, including liabilities under the Securities Act. However, CMLS III has not asked Sponsor to reserve for such indemnification obligations, nor has CMLS III independently verified whether Sponsor has sufficient funds to satisfy its indemnity obligations and believe that Sponsor’s only assets are securities of CMLS III. Therefore, CMLS III cannot assure you that Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the business combination and redemptions could be reduced to less than $10.00 per public share. In such event, CMLS III may not be able to complete its business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of the CMLS III officers or directors will indemnify CMLS III for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

CMLS III directors may decide not to enforce the indemnification obligations of Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the public stockholders of CMLS III.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account is less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, the independent directors of CMLS III would determine whether to take legal action against Sponsor to enforce its indemnification obligations. While CMLS III currently expects that its independent directors would take legal action on CMLS III’s behalf against Sponsor to enforce its indemnification obligations to CMLS III, it is possible that the independent directors of CMLS III in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If the independent directors of CMLS III choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the public stockholders of CMLS III may be reduced below $10.00 per share.

If, before distributing the proceeds in the Trust Account to the public stockholders of CMLS III, CMLS III files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of the stockholders of CMLS III and the per-share amount that would otherwise be received by the stockholders of CMLS III in connection with the liquidation of CMLS III may be reduced.

If, before distributing the proceeds in the Trust Account to the public stockholders of CMLS III, CMLS III files a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS III that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in CMLS III’s bankruptcy estate and subject to the claims of third parties with priority over the claims of the stockholders of CMLS III. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by the stockholders of CMLS III in connection with CMLS III’s liquidation may be reduced.

Following the consummation of the Business Combination, CMLS III’s only significant asset will be its ownership interest in EQRx and such ownership may not be sufficient to pay dividends or make distributions or loans to enable CMLS III to pay any dividends on the common stock of CMLS III or satisfy CMLS III’s other financial obligations.

Following the consummation of the Business Combination, CMLS III will have no direct operations and no significant assets other than its ownership of EQRx. The EQRx stockholders, and directors and officers of EQRx will become stockholders of the post-combination company at that time. CMLS III will depend on EQRx for distributions, loans and other payments to generate the funds necessary to meet CMLS III’s financial obligations, including CMLS III’s expenses as a publicly traded company and to pay any dividends with respect to the common stock of the post-combination company. The financial condition and operating requirements of EQRx may limit CMLS III’s ability to obtain cash from EQRx. The earnings from, or other available assets of, EQRx may not be sufficient to pay dividends or make distributions or loans to enable CMLS III to pay any dividends on the common stock off the post-combination company or satisfy CMLS III’s other financial obligations.

The ability of EQRx to make distributions, loans and other payments to CMLS III for the purposes described above and for any other purpose may be limited by credit agreements to which EQRx is party from time to time, and will be subject to any negative covenants set forth therein. Any loans or other extensions of credit to CMLS III from EQRx will be permitted only to the extent there is an applicable exception to the investment covenants under these credit agreements. Similarly, any dividends, distributions or similar payments to CMLS III from EQRx will be permitted only to the extent there is an applicable exception to the dividends and distributions covenants under these credit agreements.

Subsequent to the completion of the Business Combination, CMLS III may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although CMLS III has conducted due diligence on EQRx, CMLS III cannot assure you that this diligence will surface all material issues that may be present in EQRx’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of EQRx’s business and outside of CMLS III’s and EQRx’s control will not later arise. As a result of these factors, CMLS III may be forced to later write down or write off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if CMLS III’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with CMLS III’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on CMLS III’s liquidity, the fact that CMLS III reports charges of this nature could contribute to negative market perceptions about the post-combination company or its securities. Accordingly, any of the stockholders of CMLS III who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value.

CMLS III has no operating or financial history and CMLS III’s results of operations and those of the post-combination company may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

CMLS III is a blank check company and has no operating history and no revenues. This proxy statement/prospectus includes unaudited pro forma condensed combined financial information for the post-combination company. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the unaudited condensed balance sheet of CMLS III as of June 30, 2021 with the unaudited condensed consolidated balance sheet of EQRx as of June 30, 2021, giving effect to the Business Combination and PIPE Investment as if they had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the unaudited condensed statement of operations of CMLS III for the period from January 25, 2021 (inception) through June 30, 2021 with the unaudited condensed consolidated statement of operations of EQRx for the six months ended June 30, 2021 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 adjusts the audited consolidated statement of operations of EQRx for the year ended December 31, 2020 as if the Business Combination and PIPE Investment had been consummated on January 1, 2020. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma condensed combined financial information is not necessarily indicative of the results of operations and financial position that would have been achieved had the Business Combination and the PIPE Investment been consummated on the dates indicated above, or the future consolidated results of operations or financial position of the post-combination company. Accordingly, the post-combination company’s business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma condensed combined financial information included in this document. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

If the Merger does not qualify as a “reorganization” under Section 368(a) of the Code, EQRx stockholders may incur a substantially greater U.S. income tax liability as a result of the Merger.

EQRx and CMLS III intend for the Business Combination to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, neither EQRx nor CMLS III has requested, or intends to request, a ruling from the Internal Revenue Service (“IRS”), with respect to the tax consequences of the Business Combination and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Business Combination does not qualify as a reorganization under Section 368(a) of the Code and is therefore fully taxable for U.S. federal income tax purposes, EQRx stockholders generally would recognize taxable gain or loss on their receipt of Merger Consideration in connection with the Business Combination. For a more complete discussion of U.S. federal income tax consequences of the Merger, see the section entitled “Certain Material U.S. Federal Income Tax Considerations.”

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of CMLS III’s income or other tax returns could adversely affect CMLS III’s financial condition and results of operations.

CMLS III will be subject to income taxes in the United States and other jurisdictions, and CMLS III’s tax liabilities will be subject to the allocation of expenses in differing jurisdictions. CMLS III’s future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•        changes in the valuation of CMLS III’s deferred tax assets and liabilities;

•        expected timing and amount of the release of any tax valuation allowances;

•        tax effects of stock-based compensation;

•        costs related to intercompany restructurings;

•        changes in tax laws, regulations or interpretations thereof; or

•        lower than anticipated future earnings in jurisdictions where CMLS III has lower statutory tax rates and higher than anticipated future earnings in jurisdictions where it has higher statutory tax rates.

In addition, CMLS III may be subject to audits of its income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on CMLS III’s financial condition and results of operations.

A market for CMLS III’s securities may not continue, which would adversely affect the liquidity and price of CMLS III’s securities.

Following the Business Combination, the price of CMLS III securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for CMLS III’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of CMLS III’s securities after the Business Combination could vary due to general economic conditions and forecasts, CMLS III’s general business condition and the release of CMLS III’s financial reports.

If the Business Combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of CMLS III’s securities may decline.

If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of the post-combination company’s securities prior to the Closing may decline. The market values of CMLS III’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which the stockholders of CMLS III vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of CMLS III securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for EQRx’s stock and trading in the shares of CMLS III Class A common stock has not been active. Accordingly, the valuation ascribed to EQRx and CMLS III Class A common stock in the Business Combination may not be indicative of the price of the post-combination company that will prevail in the trading market following the Business Combination. If an active market for CMLS III securities develops and continues, the trading price of CMLS III securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond CMLS III’s control. Any of the factors listed below could have a material adverse effect on your investment in CMLS III securities and CMLS III securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of CMLS III securities may not recover and could experience a further decline.

Factors affecting the trading price of the post-combination company’s securities following the Business Combination may include:

•        actual or anticipated fluctuations in CMLS III’s quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•        changes in the market’s expectations about CMLS III’s operating results;

•        the public’s reaction to CMLS III’s press releases, CMLS III’s other public announcements and CMLS III’s filings with the SEC;

•        speculation in the press or investment community;

•        announcements of technological innovation, new products, acquisitions, strategic alliances, significant agreements by CMLS III or competitors;

•        success of competitors;

•        CMLS III’s operating results falling below CMLS III’s financial guidance or other projections or failing to meet the expectation of securities analysts or investors in a particular period;

•        changes in financial estimates and recommendations by securities analysts concerning the post-combination company or the market in general;

•        operating and stock price performance of other companies that investors deem comparable to the post-combination company;

•        CMLS III’s ability to market new and enhanced products on a timely basis;

•        changes in laws and regulations affecting CMLS III’s business;

•        commencement of, or involvement in, litigation involving the post-combination company;

•        changes in the post-combination company’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•        the volume of shares of CMLS III’s common stock available for public sale;

•        any major change in the board of directors or management of the post-combination company;

•        sales of substantial amounts of common stock by CMLS III’s directors, officers or significant stockholders or the perception that such sales could occur;

•        the expiration of the market stand-off or contractual lock-up agreements;

•        the realization of any of the risk factors presented in this proxy statement/prospectus;

•        additions or departures of key personnel;

•        failure to comply with the requirements of Nasdaq;

•        failure to comply with the Sarbanes-Oxley Act or other laws or regulations;

•        actual, potential or perceived control, accounting or reporting problems;

•        changes in accounting principles, policies and guidelines; and

•        general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of CMLS III securities irrespective of CMLS III’s operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of CMLS III securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the post-combination company could depress CMLS III’s stock price regardless of CMLS III’s business, prospects, financial conditions or results of operations. A decline in the market price of CMLS III securities also could adversely affect CMLS III’s ability to issue additional securities and CMLS III’s ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert CMLS III’s management’s attention and resources, and could also require CMLS III to make substantial payments to satisfy judgments or to settle litigation.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the post-combination company, its business, or its market, or if they change their recommendations regarding CMLS III’s common stock adversely, then the price and trading volume of CMLS III’s common stock could decline.

The trading market for the post-combination company’s common stock will be influenced by the research and reports that industry or securities analysts may publish about the post-combination company, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on CMLS III or the post-combination company. If no securities or industry analysts commence coverage of the post-combination company, the post-combination company’s stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover the post-combination company change their recommendation regarding the post-combination company’s stock adversely, or provide more favorable relative recommendations about the post-combination company’s competitors, the price of the post-combination company’s common stock would likely decline. If any analyst who may cover the post-combination company were to cease coverage or fail to regularly publish reports on it, CMLS III could lose visibility in the financial markets, which could cause CMLS III’s stock price or trading volume to decline.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect CMLS III’s business, investments and results of operations.

CMLS III is subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, CMLS III is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on CMLS III’s business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on CMLS III’s business and results of operations.

CMLS III has not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise public warrants, thus precluding such investor from being able to exercise its public warrants except on a cashless basis and potentially causing such public warrants to expire worthless.

CMLS III has not registered the shares of common stock issuable upon exercise of the public warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, CMLS III has agreed that as soon as practicable, but in no event later than 15 business days after the closing of CMLS III’s initial business combination, CMLS III will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use its best efforts to cause the same to become effective within 60 business days following its initial business combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. CMLS III cannot assure you that it will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the public warrants are not registered under the Securities Act, CMLS III will be required to permit holders to exercise their public warrants on a cashless basis. However, no public warrant will be exercisable for cash or on a cashless basis, and CMLS III will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if CMLS III’s common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, CMLS III may, at its option, require holders of public warrants who exercise their public warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event CMLS III so elects, it will not be required to file or maintain in effect a registration statement, and in the event it does not so elect, CMLS III will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will CMLS III be required to net cash settle any public warrant, or issue securities or other compensation in exchange for the public warrants in the event that CMLS III is unable to register or qualify the shares underlying the public warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the public warrants is not so registered or qualified or exempt from registration or qualification, the holder of such public warrant shall not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In such event, holders who acquired their public warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the public warrants become redeemable by us, CMLS III may exercise its redemption right even if CMLS III is unable to register or qualify the underlying securities for sale under all applicable state securities laws. CMLS III will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by CMLS III in the IPO. However, there may be instances in which holders of CMLS III’s public warrants may be unable to exercise such public warrants but holders of CMLS III’s private warrants may be able to exercise such private warrants.

The exercise price for CMLS III’s public warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the public warrants are more likely to expire worthless.

The exercise price of CMLS III’s public warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a public warrant was generally a fraction of the purchase price of the units in the IPO. The exercise price for CMLS III’s public warrants is $11.50 per share, subject to adjustment as provided herein. As a result, the public warrants are less likely to ever be in the money and more likely to expire worthless.

CMLS III may amend the terms of the public warrants in a manner that may be adverse to holders with the approval by the holders of at least 50% of the then-outstanding public warrants. As a result, the exercise price of a holder’s public warrants could be increased, the exercise period could be shortened and the number of shares of CMLS III’s common stock purchasable upon exercise of a public warrant could be decreased, all without the approval of that warrant holder.

CMLS III’s public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then-outstanding public warrants to make any change that adversely affects the interests of the registered holders. Accordingly, CMLS III may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding public warrants approve of such amendment. Although CMLS III’s ability to amend the terms of the public warrants with the consent of at least 50% of the then-outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the public warrants, convert the warrants into cash or stock, shorten the exercise period or decrease the number of shares of common stock purchasable upon exercise of a public warrant.

CMLS III may redeem unexpired public warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their public warrants worthless.

CMLS III has the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration (A) at a price of $0.01 per public warrant; provided that the last reported sales price of CMLS III’s Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which CMLS III gives notice of such redemption to the warrant holders and provided certain other conditions are met, and (B) at a price of $0.10 per public warrant; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A common stock, and if the last reported sales price of Class A common stock equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders and provided certain other conditions are met. A redemption in accordance with (B) above could take place at a price lower than the public warrants’ $11.50 exercise price and may result in warrant holders having to exercise the public warrants at a time when they are out-of-the-money or receive nominal consideration from the Company for them. Please see the section titled “Description of Securities — Warrants — Public Warrants” for additional information. As of the close of trading on the business day preceding the date of this proxy statement/prospectus, the trading price of the CMLS III Class A common stock exceeded the threshold that would allow the Company to redeem the public warrants.

If and when the public warrants become redeemable by CMLS III, CMLS III may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. CMLS III will use its best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by CMLS III. Redemption of the outstanding public warrants could force the warrant holders: (i) to exercise their public warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so; (ii) to sell their public warrants at the then-current market price when they might otherwise wish to hold their public warrants; or (iii) to accept the nominal redemption price which, at the time the outstanding public warrants are called for redemption, is likely to be substantially less than the market value of their public warrants. None of the private placement warrants will be redeemable by CMLS III so long as they are held by Sponsor or its permitted transferees.

Warrants will become exercisable for CMLS III’s common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

CMLS III’s public warrants are exercisable for CMLS III Class A common stock as part of its IPO at $11.50 per share. CMLS III expects to issue 120,000,000 shares of its common stock to the PIPE Investors in the PIPE Investment upon consummation of the Business Combination. The shares of common stock issued in the PIPE Investment and additional shares of common stock of CMLS III issued upon exercise of the warrants of CMLS III will result in dilution to the then existing holders of common stock of CMLS III and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of CMLS III’s common stock.

The stockholders of CMLS III may be held liable for claims by third parties against CMLS III to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the public stockholders of CMLS III upon the redemption of the public shares of CMLS III in the event CMLS III does not complete an initial business combination by the applicable deadline may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is CMLS III’s intention to redeem its public shares as soon as reasonably possible following the applicable deadline in the event CMLS III does not complete an initial business combination and, therefore, CMLS III does not intend to comply with the foregoing procedures.

Because CMLS III will not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires CMLS III to adopt a plan, based on facts known to CMLS III at such time that will provide for CMLS III’s payment of all existing and pending claims or claims that may be potentially brought against CMLS III within the ten years following CMLS III’s dissolution. However, because CMLS III is a blank check company, rather than an operating company, and its operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from CMLS III’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If CMLS III’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. CMLS III cannot assure you that it will properly assess all claims that may be potentially brought against CMLS III. As such, the stockholders of CMLS III could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of the stockholders of CMLS III may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of CMLS III’s Trust Account distributed to the public stockholders of CMLS III upon the redemption of the public shares of CMLS III in the event CMLS III does not complete an initial business combination by the applicable deadline is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If, after CMLS III distributes the proceeds in the Trust Account to the public stockholders of CMLS III, CMLS III files a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS III that is not dismissed, a bankruptcy court may seek to recover such proceeds, and CMLS III and its Board may be exposed to claims of punitive damages.

If, after CMLS III distributes the proceeds in the Trust Account to the public stockholders of CMLS III, CMLS III file a bankruptcy petition or an involuntary bankruptcy petition is filed against CMLS III that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by the stockholders of CMLS III. In addition, CMLS III’s Board may be viewed as having breached its fiduciary duty to CMLS III’s creditors and/or having acted in bad faith, thereby exposing itself and CMLS III to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

Anti-takeover provisions contained in our Current Charter and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our Current Charter contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. CMLS III is also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for CMLS III securities. These provisions include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the Board;

•        the requirement that directors may only be removed from the Board for cause;

•        the right of the Board to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death or removal of a director in certain circumstances, which prevents stockholders from being able to fill vacancies on the Board;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the stockholders of CMLS II;

•        a prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by a majority of or Board, the chairman of the Board or the chief executive officer of the post-combination company and may not be called by any other person, which may delay the ability of the stockholders of CMLS III to force consideration of a proposal or to take action, including the removal of directors;

•        the requirement that changes or amendments to certain provisions of our Current Charter must be approved by holders of at least two-thirds of the common stock of CMLS II; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to the Board or to propose matters to be acted upon at a meeting of stockholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of CMLS III.

Provisions in our Current Charter and the proposed A&R Certificate of Incorporation and Delaware law may have the effect of discouraging lawsuits against the post-combination company or its directors, officers or employees.

The Current Charter and the proposed A&R Certificate of Incorporation, which will become the post-combination company’s certificate of incorporation assuming the approval of the Charter Amendment Proposal and consummation of the Business Combination, provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

•        action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders;

•        action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the General Corporation Law, the Company’s Amended and Restated Certificate of Incorporation or Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware;

•        action to interpret, apply, enforce or determine the validity of the Amended and Restated Certificate of Incorporation or the Bylaws; or

•        other action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created under the Exchange Act or any other claim for which federal courts have jurisdiction. Furthermore, in accordance with the post-combination’s company restated bylaws, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the Company’s exclusive forum provision in the restated bylaws and the choice of forum provision in the Current Charter and the proposed A&R Certificate of Incorporation.

These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the post-combination company or any of its directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in the post-combination company’s restated certificate of incorporation to be inapplicable or unenforceable in an action, it may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations and financial condition.

The stockholders will not be deemed to have waived the post-combination company’s compliance with the federal securities laws and the regulations promulgated thereunder.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of the post-combination company’s securities shall be deemed to have notice of and consented to its exclusive forum provisions, including the choice of forum provision. These provisions may limit a stockholders’ ability to bring a claim in a judicial forum of their choosing for disputes with the post-combination company or its directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

The JOBS Act permits “emerging growth companies” like CMLS III to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

CMLS III currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, CMLS III takes advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as CMLS III continues to be an emerging growth company, including: (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements; and (iii) reduced disclosure obligations regarding executive compensation in CMLS III’s periodic reports and proxy statements. As a result, the stockholders of CMLS III may not have access to certain information they deem important. CMLS III will remain an emerging growth company until the earliest of (i) the last day of the fiscal year: (a) following April 9, 2026, the fifth anniversary of its IPO; (b) in which CMLS III has a total annual gross revenue of at least $1.07 billion; or (c) in which CMLS III is deemed to be a large accelerated filer, which means the market value of CMLS III Class A common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (ii) the date on which CMLS III has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that CMLS III, as an emerging growth company, can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. CMLS III has elected to avail itself of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, CMLS III, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of CMLS III’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

CMLS III cannot predict if investors will find its common stock less attractive because CMLS III relies on these exemptions. If some investors find CMLS III’s common stock less attractive as a result, there may be a less active trading market for CMLS III’s common stock and CMLS III’s stock price may be more volatile.

CMLS III’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on its business and reputation.

As a public company, CMLS III is required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in CMLS III’s quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, the post-combination company will be required to provide management’s assessment on internal controls commencing with the annual report for fiscal year ended December 31, 2022, and CMLS III may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act are significantly more stringent than those required of EQRx as a privately-held company.

We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosure regarding our business, financial condition or results of operation. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our common stock.

Further, as an emerging growth company, CMLS III’s independent registered public accounting firm is not required to formally attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 until the date CMLS III is no longer an emerging growth company. At such time, CMLS III’s independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed or operating.

Testing and maintaining these controls can divert CMLS III’s management’s attention from other matters that are important to the operation of CMLS III’s business. If we identify material weaknesses in the internal control over financial reporting of the post-combination company or are unable to comply with the requirements of Section 404 or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we no longer qualify as an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Risks Related to the Redemption

CMLS III does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for CMLS III to complete a Business Combination with which a substantial majority of CMLS III’s stockholders do not agree.

Our Current Charter does not provide a specified maximum redemption threshold, except that it will not redeem its public shares in an amount that would cause CMLS III’s net tangible assets to be less than $5,000,001 upon consummation of its initial business combination (such that CMLS III is not subject to the SEC’s “penny stock” rules). However, the Merger Agreement provides that CMLS III’s obligation to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $1,000,000,000, and the obligation of EQRx to consummate the Business Combination is conditioned on the amount in the Trust Account and the proceeds from the PIPE Investment equaling or exceeding $1,000,000,000, in each case after the payment of redemptions and satisfaction of CMLS III and EQRx transaction expenses. As a result, CMLS III may be able to complete its Business Combination even though a substantial portion of its public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Sponsor, CMLS III’s directors or officers or their affiliates. Based on the amount of approximately $552 million in CMLS III’s Trust Account as of June 30, 2021, and taking into account the anticipated gross proceeds of approximately $1,200,000,000 from the PIPE Investment, approximately 55.2 million shares of common stock may be redeemed and still enable CMLS III to have sufficient cash to satisfy the cash closing conditions in the Merger Agreement. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by CMLS III or the persons described above have been entered into with any such investor or holder. CMLS III will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.

In the event the aggregate cash consideration CMLS III would be required to pay for all shares of common stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Merger Agreement exceeds the aggregate amount of cash available to CMLS III, CMLS III may not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and CMLS III instead may search for an alternate business combination.

There is no guarantee that a stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

The post-combination company can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in the post-combination company’s share price, and may result in a lower value realized now than a stockholder of the post-combination company might realize in the future had the stockholder not redeemed its shares. Similarly, if a stockholder does not redeem its shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Stockholders of CMLS III who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of CMLS III’s common stock for a pro rata portion of the funds held in CMLS III’s Trust Account.

Public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things (i) submit a request in writing and (ii) tender their certificates to CMLS III’s Transfer Agent or deliver their shares to the Transfer Agent electronically through the DWAC system at least two business days prior to the scheduled date of the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and CMLS III’s Transfer Agent will need to act to facilitate this request. It is CMLS III’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, because CMLS III does not have any control over this process or over the brokers, which CMLS III refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

Stockholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for additional information on how to exercise your redemption rights.

If a stockholder fails to receive notice of CMLS III’s offer to redeem its public shares in connection with its Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite CMLS III’s compliance with the proxy rules, a stockholder fails to receive CMLS III’s proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that CMLS III is furnishing to holders of CMLS III’s public shares in connection with CMLS III’s Business Combination describes the various procedures that must be complied with in order to validly redeem public shares. If a stockholder fails to follow such procedures, such stockholder’s shares may not be redeemed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the post-combination company as of June 30, 2021 and the unaudited pro forma condensed combined statements of operations of the post-combination company for the six months ended June 30, 2021 and for the year ended December 31, 2020 present the combination of the financial information of CMLS III and EQRx after giving effect to the Business Combination, PIPE Investment and related adjustments described in the accompanying notes. CMLS III and EQRx are referred to herein, subsequent to the Business Combination and the PIPE Investment, as the post-combination company.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 give pro forma effect to the Business Combination and PIPE Investment as if they had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives pro forma effect to the Business Combination and PIPE Investment as if they were completed on June 30, 2021.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited consolidated financial statements and unaudited condensed financial statements of each of CMLS III and EQRx and the notes thereto, as well as the disclosures contained in the sections entitled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “EQRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what the post-combination company’s financial condition or results of operations would have been had the Business Combination and PIPE Investment occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Description of Business Combination

The aggregate merger consideration for the Business Combination will be $4.2 billion, payable in the form of shares of CMLS III’s common stock valued at $10.00 per share, as well as contingent consideration of up to 50,000,000 additional shares of Class A common stock (the “Earn-Out Shares”) as described in Note 4 — Earn-Out Shares.

The unaudited pro forma condensed combined financial information presented gives effect to the Business Combination and PIPE Investment, as summarized below:

•        the conversion of CMLS III Class B common stock into CMLS III Class A common stock on a one-for-one basis;

•        the filing of the A&R Certificate of Incorporation to increase the authorized share capital, reclassify all outstanding shares of CMLS III Class A common stock as common stock and change its corporate name to “EQRx, Inc.”;

•        the merger of Merger Sub, a wholly owned subsidiary of CMLS III, with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of CMLS III;

•        the issuance of 120,000,000 shares of post-combination company common stock for aggregate proceeds of $1.2 billion from consummation of the PIPE Investment;

•        the conversion of EQRx’s outstanding redeemable convertible preferred stock (on an as-converted basis) into post-combination company common stock pursuant to the estimated exchange ratio of 0.62 effective immediately prior to the Closing;

•        the payment of transaction costs incurred by CMLS III and EQRx; and

•        the payment of deferred legal fees, underwriting commissions and other costs incurred in connection with the Business Combination and PIPE Investment.

The exchange ratio is currently expected to be 0.62 shares of CMLS III Class A common stock per share of EQRx’s common stock and preferred stock. The exchange ratio will be determined at Closing in accordance with the Merger Agreement and is subject to change.

The unaudited pro forma condensed combined financial information contained herein assumes that CMLS III’s stockholders approve the Business Combination. Public stockholders of CMLS III may elect to redeem their public shares for cash even if they approve the Business Combination. CMLS III cannot predict how many of its public stockholders will exercise their right to have their CMLS III Class A common stock redeemed for cash. As a result, the post-combination company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of the total post-combination company equity between holders of the common stock. As described in greater detail in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information, the first scenario, or “no redemption scenario,” assumes that none of the public stockholders of CMLS III will exercise their right to have their CMLS III public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash. Additionally, the maximum redemption scenario assumes the forfeiture of 50% of the 13,500,000 shares of CMLS III Class B common stock by our Sponsor, pursuant to the Forfeiture Agreement. Under the Forfeiture Agreement, up to 50% of Sponsor’s shares are subject to forfeiture based on the extent of redemptions from the Trust Account. The actual results are expected to be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, EQRx is considered the accounting acquirer, as further discussed in Note 1, Basis of Presentation, of the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
June 30, 2021

(in thousands)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS III (Historical)	EQRx (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$1,177	$500,158	$1,200,000	(A)	$2,193,897	$(552,000)	(K)	$1,641,897
			552,008	(B)
			(19,320)	(C)
			(40,126)	(D)
Prepaid expenses and other current assets	153	8,798	—		8,951	—		8,951
Total current assets	1,330	508,956	1,692,562		2,202,848	(552,000)		1,650,848
Investments held in Trust Account	552,008	—	(552,008)	(B)	—	—		—
Property and equipment, net	—	2,436	—		2,436	—		2,436
Restricted cash	—	633	—		633	—		633
Right-of-use asset, net	—	3,799	—		3,799	—		3,799
Other assets	—	5,269	—		5,269	—		5,269
Total assets	$553,338	$521,093	$1,140,554		$2,214,985	$(552,000)		$1,662,985

UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET (CONTINUED)
June 30, 2021

(in thousands)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS III (Historical)	EQRx (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Liabilities, Redeemable Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$44	$7,823	$—		$7,867	$—		$7,867
Accrued expenses	70	13,465	—		13,535	—		13,535
Lease liability, current	—	2,927	—		2,927	—		2,927
Franchise tax payable	84	—	—		84	—		84
Total current liabilities	198	24,215	—		24,413	—		24,413
Non-current liabilities:
Lease liability, net of current portion	—	1,861	—		1,861	—		1,861
Deferred underwriting commissions	19,320	—	(19,320)	(C)	—	—		—
Derivative warrant liabilities	61,605	—	—		61,605	—		61,605
Earn-Out Liability	—	—	329,055	(E)	329,055	—		329,055
Restricted stock repurchase liability	—	1,169	—		1,169	—		1,169
Total liabilities	81,123	27,245	309,735		418,103	—		418,103
Class A common subject to possible redemption	467,215	—	(467,215)	(F)	—	—		—
Series A redeemable convertible preferred stock	—	243,536	(243,536)	(G)	—	—		—
Series B redeemable convertible preferred stock	—	567,875	(567,875)	(G)	—	—		—
Stockholders’ equity (deficit):
Class A common stock	1	—	12	(A)	52	(6)	(K)	46
			5	(F)
			29	(G)
			1	(H)
			4	(I)
Class B common stock	1	—	(1)	(H)	—	—		—
EQRx common stock	—	4	(4)	(I)	—	—		—
Additional paid-in capital	36,838	2,267	1,199,988	(A)	2,116,664	(551,994)	(K)	1,564,670
			(40,126)	(D)
			(329,055)	(E)
			467,210	(F)
			811,382	(G)
			(31,840)	(J)
Accumulated deficit	(31,840)	(319,834)	31,840	(J)	(319,834)	—		(319,834)
Total stockholders’ equity (deficit)	5,000	(317,563)	2,109,445		1,796,882	(552,000)		1,244,882
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$553,338	$521,093	$1,140,554		$2,214,985	$(552,000)		$1,662,985

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in thousands, except share and per share amounts)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS III (Historical)Period from January 25, 2021 (Inception) through June 30, 2021	EQRx (Historical) For the Six Months Ended June 30, 2021	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	$—	$—		$—	$—		$—
Operating expenses:
Research and development	—	38,093	2,496	(AA)	40,589	—		40,589
General and administrative	152	23,505	5,810	(AA)	29,467	—		29,467
Franchise tax expenses	84	—	—		84	—		84
Total operating expenses	236	61,598	8,306		70,140	—		70,140
Loss from operations	(236)	(61,598)	(8,306)		(70,140)	—		(70,140)
Other (expense) income:
Interest income	—	163	—		163	—		163
Other income	—	92	—		92	—		92
Offering costs associated with derivative warrant liabilities	(1,042)	—	—		(1,042)	—		(1,042)
Change in fair value of derivative warrant liabilities	(15,356)	—	—		(15,356)	—		(15,356)
Loss upon issuance of private placement warrants	(15,213)	—	—		(15,213)	—		(15,213)
Income from investments held in Trust Account	7	—	(7)	(BB)	—	—		—
Total other (expense) income	(31,604)	255	(7)		(31,356)	—		(31,356)
Net loss	$(31,840)	$(61,343)	$(8,313)		$(101,496)	$—		$(101,496)
Weighted-average shares outstanding, basic and diluted	13,016,327	36,504,031		(CC)	527,745,307		(CC)	465,795,307
Net loss per share, basic and diluted	$(2.45)	$(1.68)			$(0.19)			$(0.22)

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share amounts)

			No Redemption Scenario			Maximum Redemption Scenario
	CMLS III (Historical)	EQRx (Historical)	Pro Forma Adjustments		Pro Forma Combined	Pro Forma Adjustments		Pro Forma Combined
Total revenue	$—	$—	$—		$—	$—		$—
Operating expenses:
Research and development	—	224,391	4,753	(AA)	229,144	—		$229,144
General and administrative	—	25,689	11,859	(AA)	37,548	—		37,548
Total operating expenses	—	250,080	16,612		266,692	—		266,692
Loss from operations	—	(250,080)	(16,612)		(266,692)	—		(266,692)
Other income:
Interest income	—	97	—		97	—		97
Franchise tax expenses	—	—	—		—	—		—
Total other income	—	97	—		97	—		97
Net loss	$—	$(249,983)	$(16,612)		$(266,595)	$—		$(266,595)
Weighted-average shares outstanding, basic and diluted	—	25,486,021		(CC)	527,745,307		(CC)	465,795,307
Net loss per share, basic and diluted	$—	$(9.81)			$(0.51)			$(0.57)

See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The historical information of CMLS III and EQRx has been adjusted in the unaudited pro forma condensed combined financial information to reflect pro forma adjustments related to the Business Combination and PIPE Investment in accordance with GAAP.

The Business Combination will be accounted for as a reverse recapitalization because EQRx has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations, under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:

•        the former EQRx stockholders will hold the majority of voting rights in the post-combination company;

•        the former EQRx stockholders will have the right to appoint the majority of the directors on the post-combination company board;

•        senior management of EQRx will comprise the senior management of the post-combination company; and

•        operations of EQRx will comprise the ongoing operations of the post-combination company.

Under the reverse recapitalization model, the Business Combination will be reflected as the equivalent of EQRx issuing stock for the net assets of CMLS III, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33 — 10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined balance sheet as of June 30, 2021 combines the unaudited condensed balance sheet of CMLS III as of June 30, 2021 with the unaudited condensed consolidated balance sheet of EQRx as of June 30, 2021, giving effect to the Business Combination and PIPE Investment as if it had been consummated on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 combines the unaudited condensed statement of operations of CMLS III for the period from January 25, 2021 (inception) through June 30, 2021 with the unaudited condensed consolidated statement of operations of EQRx for the six months ended June 30, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 adjusts the audited consolidated statement of operations of EQRx for the year ended December 31, 2020 as CMLS III did not exist during this period. The unaudited pro forma condensed combined statements of operations presented give effect to the Business Combination and PIPE Investment as if they had been consummated on January 1, 2020, the earliest period presented.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of the CMLS III Class A common stock into cash:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS III Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS III exercise redemption rights with respect to their CMLS III Class A common stock. This scenario assumes that 55,200,000 shares of CMLS III

Class A common stock are redeemed for an aggregate redemption payment of $552.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $1.0 billion, consisting of CMLS III’s Trust Account and PIPE Investment proceeds less CMLS III’s and EQRx’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 50% of the 13,500,000 shares of CMLS III Class B common stock by our Sponsor, pursuant to the Forfeiture Agreement.

The following summarizes the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment, presented under the two redemption scenarios:

	No Redemption Scenario		Maximum Redemption Scenario
	Shares Outstanding	%	Shares Outstanding	%
Public stockholders	55,200,000	10.5%	—	—%
PIPE investors	120,000,000	22.7%	120,000,000	25.8%
Initial stockholders	13,800,000	2.6%	7,050,000	1.5%
Former EQRx stockholders(1)	338,745,307	64.2%	338,745,307	72.7%
	527,745,307	100.0%	465,795,307	100.0%

____________

(1)     Amount excludes shares underlying outstanding option awards under the 2019 Plan and remaining shares available for issuance under such plan (estimated to total, in the aggregate and after giving effect to the estimated exchange ratio, 26,254,693 shares of post-combination company common stock) that may be exercised in the future.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS III private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing.

If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that EQRx incurred significant losses during the historical periods presented.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 and in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are based on preliminary estimates. The final amounts recorded may differ materially from the information presented.

Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2021 are as follows:

(A)    Reflects the proceeds of $1.2 billion from the issuance and sale of 120,000,000 shares of post-combination company common stock at $10.00 per share pursuant to the PIPE Investment entered into with PIPE Investors.

(B)   Reflects the liquidation and reclassification of $552.0 million of cash and marketable securities held in the Trust Account to cash and cash equivalents upon consummation of the Business Combination.

(C)   Represents the payment of $19.3 million of deferred underwriting commissions incurred as part of CMLS III’s IPO that becomes payable upon the Closing of the Business Combination.

(D)  Represents preliminary additional estimated transaction costs of $40.1 million to be incurred by CMLS III and EQRx related to the Business Combination and PIPE Investment, all of which have been reflected as a reduction in cash with a corresponding decrease in additional paid-in capital.

(E)   Reflects the preliminary estimated fair value of the Earn-Out Shares recorded as a liability as of June 30, 2021. For further information, see Note 4.

(F)   Reflects the reclassification of CMLS III Class A common stock subject to possible redemption to permanent equity, assuming no redemptions.

(G)   Reflects the conversion of EQRx’s outstanding Series A redeemable convertible preferred stock and Series B redeemable convertible preferred stock into post-combination company common stock pursuant to the estimated exchange ratio of 0.62 effective immediately prior to the Closing.

(H)  Reflects the conversion of CMLS III Class B common stock to CMLS III Class A common and reclassification as post-combination company common stock immediately prior to the Closing of the Business Combination on a one-for-one basis.

(I)    Reflects the conversion of EQRx’s outstanding common stock into post-combination company common stock pursuant to the estimated exchange ratio of 0.62 effective upon the Closing.

(J)   Reflects the elimination of CMLS III’s historical accumulated deficit.

(K)   Represents the amount paid to public stockholders who are assumed to exercise redemption rights under the maximum redemption scenario. Additionally, it is net of the forfeiture of 50% of the 13,500,000 shares of CMLS III Class B common stock held by the Sponsor pursuant to the Forfeiture Agreement.

Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

(AA)    Represents the estimated stock-based compensation measured as of the Closing Date for the portion of the Earn-Out Shares issuable to existing optionholders in the form of new restricted stock unit agreements with continuing service requirements, and assuming no forfeitures. For further details, refer to Note 4

(BB)    Represents the elimination of interest earned on investments held in CMLS III’s Trust Account for the six months ended June 30, 2021.

(CC)    Represents pro forma net loss per share based on pro forma net loss and 527,745,307 shares and 465,795,307 shares total pro forma post-combination company common stock outstanding upon consummation of the Business Combination and PIPE Investment for no redemption and maximum redemption scenarios, respectively. For each period presented, there is no difference between basic and diluted pro forma net loss per share as outstanding options, warrants, and Earn-Out Shares are anti-dilutive and are not included in the calculation of diluted net loss per share.

Note 4 — Earn-Out Shares

Following the closing of the Business Combination, the Earn-Out Service Providers, current EQRx stockholders and option holders including employees, are entitled to receive a pro rata share of up to 35,000,000 additional shares of post-combination company common stock if at any time between the 12-month anniversary of the Closing and the 36-month anniversary of the Closing (“Earn-Out Period”), the common share price is greater than or equal to $12.50 for a period of at least 20 out of 30 consecutive trading days (“Triggering Event I”). The Earn-Out Service Providers shall be entitled to receive an additional 15,000,000 shares if at any time during the Earn-Out Period the common share price is greater than or equal to $16.50 for a period of at least 20 out of 30 consecutive trading days (“Triggering Event II”). The earnout is subject to an early trigger upon certain change of control events.

Earn-Out Shares Issued to EQRx Shareholders

The Earn-Out Shares to be issued to EQRx shareholders in the form of earn-out award agreements were evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, to determine if the earn-out award agreements should be classified as a liability. As part of that analysis, it was determined that the Earn-Out Shares are freestanding and not liability classified. It was next evaluated whether the Earn-Out Shares represented a derivative instrument pursuant to ASC Topic 815, Derivatives and Hedging. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. In order to conclude that the Earn-Out Shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the Earn-Out Shares meet both of these requirements. The Earn-Out Shares contain a provision in which forfeited shares can be reallocated to the remaining holders of Earn-Out Shares that could impact the settlement of the Earnout Shares and therefore results in the Earnout Shares being classified as a liability pursuant to ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity.

The preliminary estimated fair value of the Earn-Out Liability for Earn-Out shares to be issued to EQRx shareholders in the form of earn-out award agreements was $329.1 million as of the Closing Date in the unaudited pro forma condensed combined balance asset as of June 30, 2021. The Earn-Out Liability will be remeasured at each reporting date with changes in the fair value recorded to earnings.

Earn-Out Shares Issued to Holders of Stock Options

The grant of Earn-Out Shares to existing holders of stock options in the form of new restricted stock unit agreements is considered a compensatory award and accounted for under ASC 718, Share-Based Compensation as the restricted stock units are subject to forfeiture based on the satisfaction of certain service conditions. Under this guidance, the award is measured at fair value at the grant (or issue) date and expense is recognized over the time-based vesting period (Trigger Event I and Trigger Event II are market conditions and do not impact expense recognition) with a credit to additional paid-in-capital.

The preliminary estimated fair value of the Earn-Out Shares issued in the form of new restricted stock units was $43.9 million, assuming the service conditions were met and assuming no forfeitures. The amount recorded as stock-based compensation expense in the unaudited pro forma condensed combined statements of operations was $8.3 million for the six months ended June 30, 2021 and $16.6 million for the year ended December 31, 2020.

Fair Value of Earn-Out Shares

As described above, the fair value of the Earn-Out Shares was determined to be $373.0 million based on the use of a Monte Carlo simulation valuation model that utilized a distribution of potential outcomes on a monthly basis over the Earn-Out Period using the most reliable information available. The preliminary fair values of the Earn-Out Shares are subject to change as additional information becomes available and additional analyses are performed. Such changes could be material once the final valuation is determined at the closing of the Transactions. Assumptions used in the preliminary valuation, which are subject to change at the Closing, were as follows:

•        Current stock price — The current stock price was set at the deemed value of $10.00 per share for the EQRx Common Stock.

•        Expected volatility — The volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards.

•        Risk-free interest rate — The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the Earn-Out Period.

•        Expected term — The expected term is the Earn-Out Period.

•        Expected dividend yield — The expected dividend yield is zero, as we have never declared or paid cash dividends and have no current plans to do so during the expected term.

COMPARATIVE SHARE INFORMATION

The following table sets forth selected historical comparative share information for CMLS III and EQRx, respectively, and unaudited pro forma condensed combined per share information of the post-combination company after giving effect to the Business Combination and PIPE Investment, assuming two redemption scenarios as follows:

•        No Redemption Scenario — This scenario assumes that no shares of CMLS III Class A common stock are redeemed;

•        Maximum Redemption Scenario — This scenario assumes that all of the public stockholders of CMLS III exercise redemption rights with respect to their CMLS III Class A common stock. This scenario assumes that 55,200,000 shares of CMLS III Class A common stock are redeemed for an aggregate redemption payment of $552.0 million. This maximum redemption scenario is based on the maximum number of redemptions that may occur but that would still provide the minimum aggregate Business Combination and PIPE Investment proceeds of $1.0 billion, consisting of CMLS III’s Trust Account and PIPE Investment proceeds less CMLS III’s and EQRx’s unpaid transaction expenses, to be delivered at the Closing of the Business Combination and the PIPE Investment. This scenario also assumes the forfeiture of 50% of the 13,500,000 shares of CMLS III Class B common stock by our Sponsor, pursuant to the Forfeiture Agreement.

The two alternative levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments to the pro forma shares outstanding for CMLS III private placement and public warrants issued in connection with its IPO, as such securities are not exercisable until 30 days after the Closing, or shares underlying issued and outstanding options to acquire EQRx stock that may be exercised in the future.

The following pro forma book value information reflects the Business Combination and PIPE Investment as if they had occurred on June 30, 2021. The pro forma weighted average shares outstanding and net loss per share information reflects the Business Combination and PIPE Investment as if they had occurred on January 1, 2020.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the audited consolidated financial statements and unaudited condensed financial statements of CMLS III and EQRx and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited CMLS III and EQRx pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined loss per share information below does not purport to represent the loss per share that would have occurred had the companies been combined during the periods presented, nor loss per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of CMLS III and EQRx would have been had the companies been combined during the period presented.

	Historical		Pro Forma Combined		EQRx Equivalent Pro Forma Per Share Data (3)
	CMLS III	EQRx	No Redemption Scenario	Maximum Redemption Scenario	No Redemption Scenario	Maximum Redemption Scenario
As of and for the Period from January 25, 2021 (Inception) through June 30, 2021 and as of and for the Six Months Ended June 30, 2021, respectively
Book value per share – basic and diluted(1)(2)	$0.22	$(8.05)	$3.40	$2.67	$2.11	$1.66
Weighted average shares outstanding – basic and diluted	13,016,327	36,504,031	527,745,307	465,795,307	N/A	N/A
Net loss per share – basic and diluted	$(2.45)	$(1.68)	$(0.19)	$(0.22)	$(0.12)	$(0.14)
As of and for the Year Ended December 31, 2020
Book value per share – basic and diluted(1)(2)	$—	$(7.96)	N/A	N/A	N/A	N/A
Weighted average shares outstanding – basic and diluted	—	25,486,021	527,745,307	465,795,307	—	—
Net loss per share – basic and diluted	$—	$(9.81)	$(0.51)	$(0.57)	$(0.31)	$(0.35)

____________

(1)     Historical book value per share is equal to total shareholders’ equity (deficit) divided by common shares outstanding classified in permanent equity.

(2)    Pro forma book value per share is equal to pro forma total stockholders’ equity divided by the pro forma post-combination company common stock outstanding immediately after the Business Combination and PIPE Investment.

(3)    Equivalent book value per share — basic and diluted and equivalent net loss per share — basic and diluted information is computed by multiplying the combined pro forma per share data by the estimated exchange ratio of 0.62 set forth in the Merger Agreement. The purpose of equivalent pro forma per share data is to equate the per share values to one share of EQRx.

SPECIAL MEETING OF COMPANY STOCKHOLDERS

This proxy statement/prospectus is being provided to Company stockholders as part of a solicitation of proxies by our Board for use at the Special Meeting of stockholders to be held on [•], 2021, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures.

This proxy statement/prospectus is being first mailed on or about [•], 2021 to all stockholders of record of the Company as of [•], 2021, the record date for the Special Meeting. Stockholders of record who owned Company common stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were 69,000,000 shares of Company common stock outstanding.

Date and Time of Special Meeting

The Special Meeting will be held on [date], 2021 at [time] a.m. Eastern time at [virtual meeting link], or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting [virtual meeting link] and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting should register for the meeting by [date], 2021 at [virtual meeting link]. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our common stock:

•        If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to [virtual meeting link], enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

•        Beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial stockholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the virtual meeting. Beneficial stockholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Voting Power; Record Date

As a stockholder of the Company, you have a right to vote on certain matters affecting the Company. The proposals that will be presented at the Special Meeting and upon which you are being asked to vote are summarized below and fully set forth in this proxy statement/prospectus. You will be entitled to vote or direct votes to be cast at the Special Meeting if you owned shares of our common stock at the close of business on [•], 2021, which is the record date for the Special Meeting. You are entitled to one vote for each share of our common stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 69,000,000 shares of common stock outstanding, of which 55,200,000 are public shares and 13,800,000 are Founder Shares held by our Initial Stockholders.

Proposals at the Special Meeting

At the Special Meeting, Company stockholders will vote on the following proposals:

•        Proposal No. 1 — The Business Combination Proposal — To approve and adopt the Merger Agreement, a composite copy of which is included in this proxy statement/prospectus as Annex A, and approve the transactions contemplated thereby, including the merger of Merger Sub with and into EQRx, with EQRx surviving the Merger as a wholly owned subsidiary of the Company, and the issuance of common stock to holders of EQRx stock as Merger Consideration;

•        Proposal No. 2 — The Nasdaq Stock Issuance Proposal — To approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination and Subscription Agreements, including up to 120,000,000 shares of our common stock to the PIPE Investors, which includes affiliates of our Sponsor that subscribed for 10,250,000 shares of common stock, and up 365,000,000 shares of our common stock to EQRx stockholders and up to 50,000,000 Earn-Out Shares, plus any additional shares pursuant to subscription agreements we may enter into prior to Closing;

•        Proposal No. 3 — The Incentive Plan Proposal — To approve the 2021 Incentive Plan, including the authorization of the initial share reserve under the 2021 Incentive Plan;

•        Proposal No. 4 — The ESPP Proposal — To approve the ESPP, including the authorization of the initial share reserve under the ESPP;

•        Proposal No. 5 — The Charter Amendment Proposal — To adopt the A&R Certificate of Incorporation, including a change to the Company’s stock classes and an increase in the number of authorized shares of the Company; and

•        Proposal No. 6 — The Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal or the ESPP Proposal.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THESE PROPOSALS.

Vote of the Company’s Sponsor, Directors and Officers

In connection with our IPO, we entered into agreements with our Initial Stockholders, other current directors and officers, pursuant to which each agreed to vote any shares of common stock owned by them in favor of an initial business combination. These agreements apply to our Initial Stockholders, including our Sponsor, as it relates to the Founder Shares and the requirement to vote all of the Founder Shares in favor of the Business Combination Proposal and for all other proposals to be presented to our stockholders at the Special Meeting and described in this proxy statement/prospectus.

Our Initial Stockholders and other current directors and officers have waived any redemption rights, including with respect to shares of common stock purchased in our IPO or in the aftermarket, in connection with the Business Combination. The Founder Shares held by our Initial Stockholders have no redemption rights upon our liquidation and will be worthless if no business combination is effected by us by the applicable deadline. However, our Initial Stockholders are entitled to redemption rights upon our liquidation with respect to any public shares they may own.

Quorum and Required Vote for Proposals for the Special Meeting

A quorum of Company stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the common stock outstanding on the record date and entitled to vote at the Special Meeting is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.

The approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock.

A failure to vote, broker non-vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. An abstention, failure to vote or broker non-vote will have the same effect as a vote against the Charter Amendment Proposal.

The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Recommendation to Company Stockholders

Our Board believes that each of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of the Company and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin and Dr. Amy Abernethy will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities, with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding stock on an as-converted basis, following these entities’ investment of approximately $90.0 million since EQRx’s inception, with an estimated value of $341.4 million at the Closing based on an implied transaction value of $10.00, and Mr. Casdin serves on the board of directors of EQRx;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of approximately $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

Abstentions, Failure to Vote and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal. A failure to vote, broker non-vote or an abstention will have the same effect as a vote against the Charter Amendment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting.

Voting Your Shares — Stockholders of Record

If you are a Company stockholder of record, you may vote by mail or at the Special Meeting. Each share of our common stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of our common stock that you own.

Voting by Mail — You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Nasdaq Stock Issuance Proposal, “FOR” the Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the Charter Amendment Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 5:00 p.m. Eastern time on [•], 2021.

Voting at the Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at [virtual meeting link], in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. Please see the section entitled “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to obtain a legal proxy from your bank, broker, or other nominee and e-mail a copy (a legible photograph is sufficient) of such legal proxy to proxy@continentalstock.com. You will then be issued a 12-digit meeting control number that will allow you to register to attend and participate in the Special Meeting. Please see the section entitled “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•        delivering a signed written notice of revocation to our Secretary at CM Life Sciences III Inc., 667 Madison Ave, New York, NY 10065, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•        signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•        attending and voting at the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of our common stock as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal, the Charter Amendment Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of our common stock, you may contact D.F. King, our proxy solicitor, at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMLT@dfking.com

Redemption Rights

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to the Company to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $552 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CMLS III’s consent, until the Closing. If CMLS III receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS III may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS III may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000.

In order to exercise your redemption rights, you must: (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on [•], 2021 (two business days before the scheduled date of the Special Meeting) (a) submit a written request to the Transfer Agent that the Company redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004

Attention: Mark Zimkind
Email: mzimkind@continentalstock.com

Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date set forth in these proxy materials, or up to two business days prior to the vote on the proposal to approve the Business Combination at the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Holders of outstanding units must separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

If you hold units registered in your own name, you must deliver the certificate for such units to Continental Stock Transfer & Trust Company, our Transfer Agent, with written instructions to separate such units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your redemption rights upon the separation of the public shares from the units.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our Transfer Agent. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and public warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

Each redemption of shares of common stock by CMLS III’s public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all CMLS III and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx. If, as a result of redemptions of common stock by CMLS III’s public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will CMLS III redeem shares of its common stock in an amount that would result in the CMLS III’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that it are not subject to the SEC’s “penny stock” rules). Holders of CMLS III’s outstanding public warrants do not have redemption rights in connection with the Business Combination.

Prior to exercising redemption rights, stockholders should verify the market price of our common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of our common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in our common stock when you wish to sell your shares.

If you exercise your redemption rights, your shares of our common stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and we do not consummate an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless.

Appraisal Rights

Appraisal rights are not available to holders of shares of our common stock in connection with the Business Combination.

Proxy Solicitation Costs

The Company is soliciting proxies on behalf of the CMLS III Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. The Company has engaged D.F. King to assist in the solicitation of proxies for the Special Meeting. The Company and its directors, officers and employees may also solicit proxies in person. The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

The Company will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. The Company will pay D.F. King a fee of $25,000, plus disbursements, reimburse D.F. King for its reasonable out-of-pocket expenses and indemnify D.F. King and its affiliates against certain claims, liabilities, losses, damages and expenses for their services as our proxy solicitor. We will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding the proxy materials to our stockholders. Directors, officers and employees of the Company who solicit proxies will not be paid any additional compensation for soliciting proxies.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Business Combination. Our stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, a composite copy of which is included as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to carefully read the Merger Agreement in its entirety before voting on this proposal.

We may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a majority of the votes cast by holders of our common stock represented in person or by proxy and entitled to vote at the Special Meeting.

The Merger Agreement

This section describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the Merger Agreement, a composite copy of which is included as Annex A to this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about the Company or EQRx. Such information can be found elsewhere in this proxy statement/prospectus.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of allocating risk in the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying confidential disclosure schedules, which we refer to as the “Schedules,” which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Schedules contain information that is material to an investment decision.

Effects of the Merger

As a result of the Merger, Merger Sub will merge with and into EQRx, with EQRx surviving the merger as a direct, wholly owned subsidiary of the Company. The certificate of incorporation and bylaws of the surviving company will be amended to read the same as the certificate of incorporation and bylaws of EQRx as in effect immediately prior to the Business Combination, except that the name of the surviving company will be EQRx Sub, Inc. (or such other name mutually agreed by EQRx and CMLS III)

Merger Consideration

Under the Merger Agreement, CMLS III has agreed to acquire all of the outstanding equity interests of EQRx for at least $3.65 billion in aggregate consideration consisting of 365,000,000 shares of CMLS III Class A common stock and up to an additional 50,000,000 shares of CMLS III Class A common stock pursuant to the Earn-Out Shares. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, and as further described in this proxy statement/prospectus, each share of EQRx stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), that is issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive: (a) a number of shares of CMLS III Class A common stock equal to the quotient of: (i) (the product of (x) such stockholder’s total shares of EQRx stock (with the EQRx common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement divided by (ii) $10.00; and (b) such stockholder’s earn-out pro-rata share of any Earn-Out Shares to which such stockholder is entitled pursuant to the terms of the Merger Agreement.

In addition, at the Effective Time, each outstanding option to purchase EQRx common stock will be exchanged for options to purchase CMLS III Class A common stock, and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of CMLS III Class A common stock calculated in accordance with the terms of the Merger Agreement.

Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the entity surviving the merger, which shall constitute the only outstanding shares of capital stock of the post-combination company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the post-combination company into which they were converted.

Each share of EQRx common stock and EQRx preferred stock held in EQRx’s treasury or owned by the Company, Merger Sub or EQRx immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

The numbers of shares of CMLS III Class A common stock that EQRx stockholders are entitled to receive as a result of the Merger is based upon the number of shares of CMLS III Class A common stock, and as otherwise contemplated by the Merger Agreement shall be adjusted to appropriately reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into CMLS III Class A common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to CMLS III Class A common stock occurring on or after the date of the Merger Agreement and prior to the Closing.

Following the closing of the Business Combination, and as additional consideration for the Merger and the other transactions, if during the Earn-Out Period, a Triggering Event occurs, then we will deliver or cause to be delivered to each applicable EQRx stockholder in accordance with such stockholder’s respective Earn-Out Pro Rata Share (as defined in the Merger Agreement) (other than holders of Dissenting Shares, as defined in the Merger Agreement), and Earn-Out Service Provider (in accordance with its respective earn-out pro rata share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), the applicable Earn-Out Shares. Such issuance shall be upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

Closing and Effective Time of the Merger

Unless the parties otherwise mutually agree, the Closing will take place on the date which is two business days after the date on which all of the closing conditions have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) (such date, the “Closing Date”). Please see the section entitled “The Merger Agreement — Conditions to the Merger” for a more complete description of the conditions that must be satisfied prior to closing.

On the Closing Date, the Company and EQRx will effect the Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Merger will become effective at the time the certificate of merger has been duly filed. The time at which the Merger becomes effective is referred to in this proxy statement/prospectus as the “Effective Time.”

As of the date of this proxy statement/prospectus, the parties expect that the Merger will be effective during the fourth quarter of 2021. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by March 31, 2022 (the “Outside Date”), the Merger Agreement may be terminated by either the Company or EQRx. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the failure of the Closing to occur by the Outside Date is due primarily to the failure of the party seeking to terminate the Merger Agreement to fulfil any obligations of such party set forth in the Merger Agreement. Please see the section entitled “The Merger Agreement — Termination.”

Treatment of Equity Awards

Each EQRx option that is outstanding as of immediately prior to the Effective Time shall be assumed by the Company and converted into an option to purchase an as-converted amount of CMLS III Class A common stock upon substantially the same terms and conditions as are in effect with respect to such EQRx option immediately prior to the Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, a “Company Option”) except that (a) such Company Option shall provide the right to purchase that whole number of shares of CMLS III Class A common stock (rounded down to the nearest whole share) equal to the number of shares of EQRx common stock subject to such EQRx option as of immediately prior to the Effective Time multiplied by the Equity Exchange Ratio (as defined below) and (b) the exercise price per share for each such Company Option shall be equal to the exercise price per share of such EQRx Option in effect immediately prior to the Effective Time (the exercise price per share, as so determined, being rounded up to the nearest full cent) divided by the Equity Exchange Ratio; provided, however, that the conversion of the EQRx options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such EQRx options for purposes of Section 409A or Section 424 of the Code. The “Equity Exchange Ratio” is the per share amount of merger consideration calculated in accordance with the Merger Agreement divided by $10.00.

Each EQRx restricted stock award that is outstanding immediately prior to the Effective Time, shall be cancelled and converted into a restricted stock award covering a number of shares of CMLS III Class A stock (each a “Company Restricted Stock Award”) equal to the number of shares of EQRx common stock underlying such EQRx restricted stock award immediately prior to the Effective Time multiplied by the Equity Exchange Ratio, upon substantially the same terms and conditions as are in effect with respect to such EQRx restricted stock award (including with respect to vesting and termination-related provisions).

EQRx shall take all necessary actions to effect the treatment of EQRx options and EQRx restricted stock awards pursuant to the Merger Agreement in accordance with the EQRx, Inc. 2019 Stock Option and Grant Plan (the “2019 Plan”) and the applicable award agreements and to ensure that no Company Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of the Company. The EQRx Board shall take all necessary actions, effective as of immediately prior to the Closing, in order to (i) provide that the unallocated share reserve remaining under the 2019 Plan as of the Closing Date (including any shares subsequently returned to such share reserve as a result of the termination of awards issued under the Company’s applicable stock plan) shall be included in the share reserve under the 2021 Incentive Plan, in accordance with the terms thereof, and (ii) provide that no new EQRx options will be granted under the 2019 Plan following the Closing. Prior to the Effective Time, EQRx shall deliver to each holder of a EQRx option or EQRx restricted stock award a notice, in a form reasonably acceptable to the Company, setting forth the effect of the Merger on such holder’s EQRx options and EQRx restricted stock awards and describing the treatment of such EQRx options and EQRx restricted stock awards in accordance with the Merger Agreement.

The Company shall take all actions that are necessary for the assumption and conversion of EQRx options and the cancellation and conversion of the EQRx restricted stock awards pursuant to the Merger Agreement. If registration of the issuance of the Company Options or Company Restricted Stock Awards is required under the Securities Act, the Company shall file, as promptly as practicable after the date that is 60 days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by applicable law), a registration statement on Form S-8 with respect to such Company Options or Company Restricted Stock Awards and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Company Options or Company Restricted Stock Awards remain outstanding and such registration of the sale of the shares of CMLS III Class A common stock issuable thereunder continues to be required.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

Subject to certain exceptions set forth in the EQRx Schedules, EQRx has agreed that, prior to the Closing or earlier valid termination of the Merger Agreement, it will, and cause its subsidiaries to use commercially reasonable efforts to conduct and operate their respective businesses in the ordinary course except (i) to the extent that the Company otherwise consents in writing and such consent will not be unreasonably withheld, conditioned or delayed; (ii) as expressly contemplated by the Merger Agreement or EQRx Schedules; or (iii) as may be required by any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental entity (“Applicable Legal Requirements”) (including measures required by the COVID-19 pandemic).

In addition to the general covenants above, EQRx has agreed that prior to the Closing, subject to specified exceptions, it will not, and will cause its subsidiary not to, without the written consent of the Company (such consent or denial of consent to be provided within 48 hours of receipt):

•        except as otherwise required by any existing EQRx benefit plans, the Merger Agreement or Applicable Legal Requirements: (i) grant or pay any severance or change of control pay or benefits to, or otherwise increase the severance or change of control pay or benefits of, any current or former employee, director or independent contractor; (ii) enter into, amend (other than immaterial amendments) or terminate any EQRx benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an EQRx benefit plan if it had been in effect on the date of the Merger Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to EQRx or its subsidiaries (“EQRx Companies”)); (iii) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any EQRx benefit plan; or (iv) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization respecting employees of EQRx Companies;

•        (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of EQRx in any owned intellectual property or licensed intellectual property, in each case, that is material to any of the businesses of EQRx Companies (other than in connection with permitted transactions); (ii) extend, amend, waive, cancel or modify any material rights in or to any owned intellectual property or licensed intellectual property, in each case, where such extension, amendment, waiver, cancellation or modification would be material to any business of EQRx Companies; (iii) fail to diligently prosecute the patent applications owned by and material to the EQRx other than applications the EQRx, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any trade secrets constituting material owned intellectual property or any trade secrets of any person to whom any of the EQRx Companies has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such trade secrets, other than, in each of (i) through (iv), in the ordinary course of business; provided, that in no event shall EQRx license on an exclusive basis or sell any material owned intellectual property;

•        except for transactions solely among EQRx and its subsidiary: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any EQRx subsidiary, other than pursuant to the terms of a EQRx option or EQRx restricted stock award; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other contracts for the purchase or acquisition of such capital stock except as otherwise contemplated by the Merger Agreement), as applicable, in any subsidiary; (iv) declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, except as otherwise contemplated by the Merger Agreement;

•        amend its certificate of incorporation, bylaws or other comparable governing instruments of any of the EQRx Companies or form or establish any subsidiary;

•        (i) merge, consolidate or combine with any entity; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest (other than equity at fair market value as consideration for payment of an in-licence transaction for a third party’s intellectual property rights) in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

•        sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than intellectual property) or material properties, other than any sale, lease or disposition in the ordinary course of business or as set forth on the EQRx Schedules;

•        (i) issue or sell any debt securities or rights to acquire any debt securities of any of the EQRx Companies or guarantee any debt securities of another person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any indebtedness of, any person other than any of the EQRx Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of August 5, 2021, in each case set forth on the EQRx Schedules; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with EQRx for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business, create any material liens on any material property or assets of any of the EQRx Companies in connection with any indebtedness thereof (other than permitted liens as defined in the Merger Agreement); or (iv) cancel or forgive any indebtedness owed to any of the EQRx Companies;

•        release, assign, compromise, settle or agree to settle any legal proceeding material to the EQRx Companies, taken as a whole;

•        except in the ordinary course of business, waive, delay the exercise of release or assign any material rights or claims under any Company Material Contract or Material Current Government Contract (each as defined in the Merger Agreement);

•        except in the ordinary course of business, modify, amend or terminate in a manner that is materially adverse to the applicable EQRx Companies, taken as a whole, any Company Material Contract or Material Current Government Contract (other than pursuant to (i) offers, bids or proposals made by any Group Company on or prior to August 5, 2021 that, if accepted, would result in a Government Contract or (ii) requirements from any Governmental Entity to modify the scope of work under any Government Contract);

•        except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices (regardless whether for general financial or tax purposes or any change in depreciation or amortization policies or rates adopted therein);

•        (i) make or rescind any material tax election; (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to any material tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for any material refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity; (viii) incur any material liability for taxes other than in the ordinary course of business; (ix) incur any liability for taxes other than in the ordinary course of business;(x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment; or (x) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of EQRx or any subsidiary of EQRx;

•        except for solely among the EQRx Companies, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on the EQRx Schedules as existing on August 5, 2021;

•        engage in any material new line of business; or

•        enter into any agreement or otherwise agree, commit or resolve to do any action prohibited by the foregoing.

EQRx also agreed to provide the Company with notice prior to taking any of the following actions: (i) enter into any contract that would have been a Company Material Contract (including a Company Material Contract memorializing a permitted transaction) or Material Current Government Contract (other than pursuant to offers, bids or proposals made by any Group Company on or prior to the date hereof that, if accepted, would result in a government contract) had it been entered into prior to August 5, 2021; (ii) materially amend any Company Material Contract or Material Current Government Contract, (iii) incur or enter into a contract requiring EQRx to make any capital expenditures in excess of $400,000 in any 12-month period, in each of (i) through (iii), outside the ordinary course of business.

Notwithstanding anything to the contrary in the Merger Agreement, EQRx may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (x) to protect the health and safety of its employees and other individuals having business dealings with EQRx or (y) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to pandemic measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” and not be considered a breach of the covenants of the Merger Agreement; provided that, to the extent that EQRx took any actions pursuant to the immediately preceding clause that caused deviations from its business being conducted in the ordinary course of business, EQRx is to resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable.

Nothing contained in the Merger Agreement shall give the Company, directly or indirectly, any right to control or direct the operations of the EQRx Companies prior to the Closing. Prior to the Closing, each of EQRx and the Company shall exercise, consistent with the other terms and conditions of the Merger Agreement, complete control and supervision over their respective businesses.

The Company has agreed to certain restrictions on the business of CMLS III and its subsidiaries prior to the Closing. Specifically, the Company has agreed that prior to the Effective Time, except as expressly contemplated or permitted by the Merger Agreement, as required to comply with Applicable Legal Requirements (including measures required by the COVID-19 pandemic and any applicable legal requirements or requirements of the SEC in effect or announced as of the date of the Merger Agreement, including the warrant accounting issue) or subject to certain specified exceptions, it will not, and it will not permit its subsidiary, without the written consent of EQRx (and such consent or denial of consent must be provided within 48 hours of receipt):

•        declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

•        purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of the Company or any of its subsidiaries;

•        other than in connection with the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

•        amend its certificate of incorporation, bylaws or other comparable governing instruments of the Company or its subsidiaries or form or establish any subsidiary;

•        (i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•        incur any indebtedness or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that Company shall be permitted to incur indebtedness (which shall constitutes a transaction cost by the terms of the Merger Agreement) from its affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Company in due course on a non-interest basis and otherwise on arms-length terms and conditions and repayable at Closing;

•        except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

•        (i) make or rescind any material tax election (ii) settle or compromise any material tax claim; (iii) change (or request to change) any method of accounting for tax purposes; (iv) file any amendment to any material tax return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material taxes may be issued (other than any extension pursuant to an extension to file any tax return); (vi) knowingly surrender any claim for a refund of taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar legal requirement) with any governmental entity; (viii) create any material liens on any material property or assets of the Company or Merger Sub; (ix) incur any liability for taxes other than in the ordinary course of business; or (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the intended tax treatment of the Business Combination;

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of the Company or Merger Sub;

•        commence, settle or compromise any legal proceeding;

•        engage in any material new line of business;

•        amend the Trust Agreement or any other agreement related to the Trust Account;

•        (i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement other than a long term incentive plan or an employee stock purchase plan, or (ii) hire any employee or any other individual to provide services to the Company or its subsidiaries;

•        (i) enter into any material or other contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation, (ii) modify, amend or terminate any material contract or (iii) waive, delay the exercise of, release or assign any material rights or claims under any material contract;

•        make any expenditures utilizing funds in the Trust Account; or

•        enter into any agreement or otherwise agree, commit or resolve to do any action prohibited by the foregoing.

Trust Account

The Company has agreed to make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement (as defined in the Merger Agreement) for the following: (a) the redemption of any shares of Company common stock in connection with the redemption offer in relation to the public shares; (b) the payment obligations of the Company with respect to certain expenses, as set forth in the Merger Agreement; and (c) the balance of the assets in the Trust Account, if any, after payment of the foregoing to be disbursed to the Company.

HSR Act and Regulatory Approvals

EQRx and the Company have agreed to comply promptly but in no event later than 10 business days after the date of the Merger Agreement with the notification and reporting requirements of the HSR Act. EQRx and the Company have agreed to furnish to each other as promptly as reasonably practicable all information required for any application or other filing to be made by the other pursuant to any applicable law relating to antitrust.

EQRx and the Company have agreed to promptly furnish to the other copies of all substantive written communications received by, them or any of their respective affiliates and any governmental authority with respect to the transactions contemplated by the Merger Agreement, and EQRx and the Company have agreed to permit counsel to the other an opportunity to review in advance any proposed substantive written communications by EQRx and the Company (respectively) and/or its affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement and incorporate reasonable comments thereto. EQRx and the Company have agreed to (a) give the other prompt written notice of the commencement of any legal proceeding with respect to the transactions contemplated by the Merger Agreement and (b) to the extent reasonably practicable, consult with the other party in advance of its participation in any substantive meeting or discussion with any governmental entity in respect of any filing, investigation or inquiry concerning the Merger Agreement or the transactions contemplated thereunder and, to the extent permitted by such governmental entity, give the other party the opportunity to also attend such meeting or discussion.

Each of the Company and EQRx has agreed to promptly and in good faith respond to any information or document requests from the Antitrust Division of the U.S. Department of Justice and the FTC.

Each of the Company and EQRx have agreed to pay 50% of all filing fees required by governmental entities payable to the Antitrust Division and FTC in connection with the transactions contemplated by the Merger Agreement.

Proxy Solicitation

The Company and EQRx have agreed to, as promptly as practicable, (i) establish the record date for, duly call, give notice of, convene and hold, no later than 30 days (which may be extended to 45 days if the Company determines it to be desirable to do so, after consultation with EQRx) after this proxy statement/prospectus is mailed, the Special Meeting in accordance with the DGCL, (ii) cause this proxy statement/prospectus to be disseminated to the Company’s stockholders in compliance with applicable law, and (iii) solicit proxies from the holders of Company common stock to vote in favor of each of the proposals contained in this proxy statement/prospectus. The Company has agreed, through the CMLS III Board, to recommend to its stockholders that they approve the proposals contained in this proxy statement/prospectus

(“Company board recommendation”) and to include the Company board recommendation in this proxy statement/prospectus, subject to the obligations described in this paragraph. Except as otherwise required by Applicable Legal Requirements, the CMLS III Board will not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company board recommendation (a “Company change in recommendation”); provided, that the Company’s obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting as contemplated by the foregoing shall not be affected by any Company change in recommendation. Notwithstanding the foregoing, if on a date for which the Special Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of common stock to obtain the stockholder approvals of the proposals contained in this proxy statement/prospectus, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Special Meeting; provided, that in the event of such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the reason for such postponement or adjournment has been resolved.

Consent Solicitation

EQRx has agreed to take all action necessary to solicit the EQRx Stockholder Approval via written consent as soon as practicable after the registration statement of which this proxy statement/prospectus is part becomes effective. EQRx will provide the Company with copies of all written consents it receives within one business day of receipt of the EQRx Stockholder Approval. If the EQRx Stockholder Approval is obtained, then promptly following the receipt of the required written consents, EQRx will prepare and deliver to its stockholders who have not consented the notice required by Section 228I and 262 of the DGCL. To the extent the EQRx Stockholder Approval is not delivered as described above, then EQRx has agreed to take all action necessary to duly call, given notice, convene and hold the EQRx Stockholders Meeting as soon as practicable, and, in connection therewith, EQRx will (a) mail a stockholder information statement and proxy solicitation which will include, without limitation, this proxy statement/prospectus and a notice of dissent and appraisal rights as required under applicable Delaware law to the holders of EQRx common stock in advance of such meeting for the purpose of soliciting from the holders of EQRx common stock proxies to vote in favor of the adoption of the Merger Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the EQRx stockholders required by applicable legal requirements to obtain such approval. EQRx will keep the Company and the Merger Sub updated with respect to proxy solicitation results as requested by the Company or the Merger Sub. Once the EQRx Stockholders Meeting has been called and noticed, EQRx will not postpone or adjourn the EQRx Stockholders Meeting without the consent of the Company (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by EQRx to comply with applicable legal requirements). EQRx will use its reasonable best efforts to cooperate with the Company to hold the EQRx Stockholders Meeting on the same day and at the same time as the Special Meeting as soon as reasonably practicable, and to set the same record date for each such meeting.

Unless the Merger Agreement has been terminated in accordance with its terms, EQRx’s obligation to solicit written consents from the EQRx stockholders to obtain the EQRx Stockholder Approval will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any other acquisition proposal.

In connection with the execution of the Merger Agreement, CMLS III entered into the Stockholder Support Agreement with certain stockholders of EQRx, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of EQRx stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

No Solicitation

During the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing , EQRx has agreed not to, and shall cause its subsidiary not to and shall direct its and their respective representatives not to, directly or indirectly:

•        solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than the Company and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of EQRx, recapitalization or similar transaction (each, a “EQRx Business Combination”);

•        enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a EQRx Business Combination; or

•        commence, continue or renew any due diligence investigation regarding a EQRx business combination.

In addition, EQRx shall, and shall cause its subsidiary and the EQRx stockholders to, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity with respect to any EQRx Business Combination.

During the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the Closing, the Company and Merger Sub shall not, and shall direct their respective representatives not to, directly or indirectly:

•        solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than EQRx, the EQRx stockholders and their respective representatives) concerning any merger, purchase of ownership interests or assets of the Company, recapitalization or similar business combination transaction (each, a “Company Business Combination”);

•        enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or

•        commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company and Merger Sub shall, and shall cause their respective representatives to, immediately cease any and all existing discussions or negotiations with any person or entity with respect to any Company Business Combination.

Each party to the Merger Agreement is to promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other parties (and in the case of the Company’s receipt of a Company Business Combination Proposal, the Company shall also provide notice to EQRx) if it or, to its knowledge, any of its or its representatives receives any inquiry, proposal, offer or submission with respect to a EQRx Business Combination or Company Business Combination, as applicable (including the identity of the person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of the Merger Agreement. If either party or its representatives receives an inquiry, proposal, offer or submission with respect to a EQRx Business Combination or Company Business Combination, as applicable, such party must provide the other parties with a copy of such inquiry, proposal, offer or submission (and in the case of the Company’s receipt, the Company shall also provide copies to EQRx).

Nasdaq Listing

Through the Closing, the Company has agreed to use reasonable best efforts to ensure it remains listed as a public company on, and for shares of Company common stock to be listed on, the Nasdaq or other national securities exchange. The Company has agreed to use commercially reasonable efforts to cause the common stock to be issued in connection with the Merger (including the common stock to be issued pursuant to payment of the earn-out consideration) to be approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

After the Closing, the Company shall use commercially reasonable efforts to: (a) continue the listing for trading of the Company common stock and Company warrants on Nasdaq or other national securities exchange; and (b) in the event any Earn-Out Shares become issuable pursuant to the Merger Agreement, cause such Earn-Out Shares to be approved for listing on Nasdaq or other national securities exchange.

Indemnification and Directors’ and Officers’ Insurance

From and after the Closing, the Company has agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each present and former director and officer of the EQRx Companies as provided in their respective certificates of incorporation (if applicable), bylaws and other organizational documents or in any indemnification agreement with respect to EQRx Companies. Without limiting the foregoing, the Company has agreed to use reasonable best efforts to cause the EQRx Companies to, (i) maintain for a period of not less than six years from the Closing the provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents or in any indemnification agreements (as in effect immediately prior to Closing) concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder, in each case, except as required by law. The Company has agreed to assume, and be liable for, and shall use reasonable best efforts to cause the EQRx Companies to honor, each of the covenants described in this paragraph.

Prior to the Closing, EQRx has agreed to use reasonable best efforts to, purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (“D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such person that is a director or officer of the Company or its subsidiary currently covered by directors’ and officers’ liability insurance policy of the Company or its subsidiary on terms with respect to coverage, deductibles and amounts on less favorable than those of such policy in effect on the date of the Merger Agreement and covering claims for the six year period following the Closing. The Company shall use reasonable best efforts to cause the EQRx Companies to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the EQRx Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance.

Financing

The Company has agreed not to permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacement of, any of the Subscription Agreements, in each case, without the prior written consent of EQRx (such consent not to be unreasonably withheld, conditioned or delayed in respect of any such amendment, modification, waiver or replacement that is not and would not reasonably be expected to be materially adverse to EQRx or the EQRx stockholders).

The Company has further agreed to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary proper and advisable to consummate the purchases contemplated by the Subscription Agreements on the terms and conditions described or contemplated therein.

Extension

The Company (on behalf of itself and Merger Sub) and EQRx (on behalf of its stockholders) may (i) extend the time for performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties made to the other party contained in the Merger Agreement, and (iii) waive compliance with any of the agreements or conditions for the benefit of such party.

Registration Rights

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter into the Amended and Restated Registration Rights Agreement and comply with the terms of an amended and restated registration rights agreement in favor of any holder of Company common stock, treating shares of common stock held by such holder as registrable securities thereunder.

Other Covenants and Agreements

The Merger Agreement contains other covenants and agreements, including covenants related to:

•        EQRx and the Company cooperating on the preparation and efforts to make effective the registration statement on Form S-4 of which this proxy statement/prospectus is part;

•        EQRx and the Company providing access, subject to certain specified restrictions and conditions, to the other party and its respective representatives reasonable access to EQRx’s and the Company’s (as applicable) and its subsidiary’s properties, records, systems, contracts and commitments;

•        EQRx and its controlled affiliates, officers, directors and employees agreeing not to engage in transactions involving securities of the Company without the Company’s prior written consent;

•        EQRx waiving claims to the Trust Account in the event that the Merger does not consummate;

•        the Company agreeing to take all actions necessary or appropriate to cause certain appointments to the board of directors of the post-combination company;

•        the Company keeping current and timely filing all reports required to be filed or furnished with the SEC and otherwise complying in all material respects with its reporting obligations under applicable securities laws;

•        the Company taking steps to exempt the acquisition of common stock from Section 16(a) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•        cooperation and reasonable best efforts between EQRx and the Company in obtaining any necessary third-party consents required to consummate the Merger;

•        agreement to promptly provide the other party with written notice of any event or development that would cause any closing conditions to not be satisfied or would require a supplement or amendment to the proxy statement/prospectus;

•        the Company agreeing to adopt the 2021 Incentive Plan and the ESPP provided in the exhibits to the Merger Agreement;

•        agreement relating to the transfer of taxes, filing of tax returns, an intended tax treatment of the transactions contemplated by the Merger Agreement;

•        confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby; and

•        the Company, on its own behalf and on behalf of its affiliates and representatives, has agreed to a release of certain claims against EQRx, each EQRx stockholders, its affiliates and its and their respective related parties, and the EQRx stockholders (solely in their capacity as a stockholder of EQRx), on its own behalf and on behalf of each of its affiliates and representatives, have agreed to a release of certain claims against the Company and the EQRx Companies, in each case subject to certain exceptions as set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by EQRx to the Company relating to a number of matters, including but not limited to, the following:

•        corporate organization and qualification;

•        subsidiaries;

•        capitalization;

•        due authorization;

•        no conflict; governmental consents and filings;

•        legal compliance; approvals;

•        governmental contracts;

•        financial statements;

•        no undisclosed liabilities;

•        absence of certain changes or events;

•        litigation;

•        benefit plans;

•        labor relations;

•        real property; tangible property

•        taxes;

•        environmental matters;

•        brokers; third party expenses;

•        intellectual property;

•        privacy & cybersecurity; HIPAA Compliance;

•        agreements, contracts and commitments;

•        insurance;

•        affiliate matters;

•        certain provided information;

•        absence of certain business practices;

•        government grants and incentives;

•        Office of Inspector General of the United States;

•        suppliers and customers; and

•        disclaimer of other warranties.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to EQRx means any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the EQRx Companies, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a material adverse effect has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the transactions contemplated by the Merger Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any governmental entity after the date of the Merger Agreement (including measures relating to the COVID-19 pandemic); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of the Merger Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which EQRx operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a material adverse effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of the Merger Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the EQRx Companies, taken as a whole, compared to other persons operating in the same industry as the EQRx Companies, then such disproportionate impact may be taken into account in determining whether a material adverse effect has occurred.

The Merger Agreement also contains representations and warranties made by the Company to EQRx relating to a number of matters, including the following:

•        corporate organization and qualification;

•        company subsidiaries;

•        capitalization;

•        authority;

•        no conflict; required filings and consents;

•        compliance; approvals;

•        Company SEC reports and financial statements;

•        absence of certain changes or events;

•        litigation;

•        business activities; liabilities;

•        Company material contracts;

•        Company listing;

•        equity financing amount;

•        the Trust Account;

•        taxes;

•        information supplied;

•        employees; benefit plans;

•        board approval; stockholder vote;

•        title to assets;

•        affiliate transactions;

•        brokers; and

•        disclaimer of other warranties.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “The Merger Agreement — Termination”, if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless a party willfully breached the Merger Agreement or committed intentional fraud in the making of the representations and warranties in the Merger Agreement.

This summary and the copy of the Merger Agreement included in the proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by the Company and EQRx, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of the Company, EQRx or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of each of EQRx and the Company to complete the Merger are subject to the satisfaction of the following conditions:

•        the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the requisite vote of the Company’s stockholders;

•        the Company must have $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(i) of the Exchange Act) following the exercise by the holders of Company common stock issued in the Company’s IPO of securities and outstanding immediately before Closing of their right to convert their Company common stock into a pro rata share of the Trust Account in accordance with the Company’s organizational documents;

•        the applicable waiting period(s) under the HSR Act and, if required, any other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement must have expired or been terminated, and the parties to the Merger Agreement have received or been deemed to have received all other necessary pre-closing authorizations, consents, clearances, waivers and approvals of all governmental entities in connection with the execution, delivery and performance of the Merger Agreement and the related transactions set forth on the Schedules; and

•        there must be no provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the transactions contemplated by the Merger Agreement must be in effect and no temporary, preliminary or permanent restraining order prohibiting, enjoining or making illegal the consummation of such transactions may be in effect.

Conditions to Obligations of the Company

The obligation of the Company to complete the Merger is also subject to the satisfaction, or waiver by the Company, of the following conditions:

•        the representations and warranties of EQRx related to organization, qualification, subsidiaries, due authorization, brokers and third party expenses, and absence of certain business practices must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); the representations and warranties of EQRx set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of EQRx set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        EQRx must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects;

•        EQRx must have delivered to the Company a certificate signed by an executive officer of EQRx certifying that the preceding conditions have been satisfied;

•        the EQRx Stockholder Approval shall have been obtained;

•        no material adverse effect may have occurred since the date of the Merger Agreement that is continuing; and

•        EQRx must have delivered, or caused to have been delivered, or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the company pursuant to the Merger Agreement, duly executed by the applicable signatory or signatories specified therein, if any.

Conditions to Obligations of EQRx

The obligation of EQRx to complete the Merger is also subject to the satisfaction or waiver by EQRx of the following conditions:

•        the representations and warranties of the Company related to organization, qualification, subsidiaries, authority in relation to the Merger Agreement and business activities and liabilities must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contain herein) on and as of the date of the Merger Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date); the representations and warranties of the Company set forth in the capitalization representation must be true and correct in all respects on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of the Company set forth in the Merger Agreement must be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained herein) on and as of the date of the Merger Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty must be true and correct as of such earlier date), except where the failure of such representations and warranties of EQRx to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect;

•        the Company and Merger Sub must have performed or complied with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects;

•        the Company must have delivered to EQRx a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying that the preceding conditions have been satisfied;

•        the Company must have delivered or must stand ready to deliver all of the certificates, instruments, contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to the Merger Agreement, duly executed by the Company and Merger Sub, as applicable;

•        the Company must have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant the Merger Agreement, available to the Company for payment of the cash payment amount to be paid at Closing, and the Company’s and EQRx transaction costs at the Closing;

•        the funds (i) contained in the Trust Account, plus (ii) the funds to be received pursuant to the Subscription Agreements substantially concurrently with the Closing, minus (iii) payment of the aggregate amount of cash proceeds that will be required to satisfy any exercise of the redemptions by the Company stockholders (prior to payment of transaction expenses), must equal or exceed $1,000,000,000;

•        the shares of Company common stock to be issued in connection with the Merger must have been approved for listing on the Nasdaq; and

•        no material adverse effect must have occurred since the date of the Merger Agreement and be continuing.

Termination

Mutual termination rights

The Merger Agreement may be terminated and the transactions abandoned:

•        by mutual written agreement of the Company and EQRx;

•        by either the Company or EQRx if the transactions contemplated by the Merger Agreement have not been consummated by March 31, 2022 (“Outside Date”); provided, however, that the right to terminate is not available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the transactions to occur on or before such date and such action or failure to act constitutes a breach of the Merger Agreement;

•        by either the Company or EQRx if a governmental entity has issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, including the Merger, which order or other action is final and nonappealable;

•        by either the Company or EQRx, if, at the Special Meeting (including any adjournments thereof), the required approvals are not duly adopted by the stockholders of the Company by the requisite vote under the DGCL and the organizational documents of the Company; or

•        by either the Company or EQRx, if the redemptions by the Company stockholders results in the Aggregate Transaction Proceeds Condition becoming incapable of being satisfied at the Closing.

EQRx termination rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by EQRx upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of the Company or Merger Sub, or if any representation or warranty of the Company or Merger Sub must have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty must have become untrue; provided, that if such breach by the Company or Merger Sub is curable by the Company or Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) 30 days after delivery of written notice from EQRx to the Company of such breach; and (ii) the Outside Date; provided, further, that each of the Company and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that EQRx may not terminate the Merger Agreement if: (A) it must have materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by the Company or Merger Sub is cured during such 30-day period).

Company termination rights

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned by the Company upon a breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of EQRx or if any representation or warranty of EQRx must have become untrue, in either case such that the conditions set forth in the Merger Agreement would not be satisfied as of the time of such breach or as of the time such representation or warranty must have become untrue; provided, that if such breach is curable by EQRx prior to the Closing, then the Company must first provide written notice of such breach and may not terminate the Merger Agreement until the earlier of: (i) 30 days after delivery of written notice from the Company to EQRx of such breach; and (ii) the Outside Date; provided, further, that EQRx continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate the Merger Agreement if: (A) it must have materially breached the Merger Agreement and such breach has not been cured; or (B) if such breach by EQRx is cured during such 30-day period).

Effect of Termination

In the event of termination of the Merger Agreement, such termination will be effective immediately upon the delivery of written notice of the terminating party to the other parties. If the Merger Agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties, unless a party willfully breached the Merger Agreement or committed intentional fraud in the making of the representations and warranties in the Merger Agreement. However, the provisions concerning EQRx’s waiver of any claims against the Trust Account, confidentiality, termination and certain other technical provisions will continue in effect notwithstanding termination of the Merger Agreement.

Amendments

The Merger Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of the parties; provided that, following the receipt of approval of the transactions contemplated by the Merger Agreement by the EQRx stockholders, there shall be no amendment to the Merger Agreement (or any of the provisions hereof) which under the DGCL or other Applicable Legal Requirements would require further approval by the stockholders of EQRx in accordance with the organizational documents of EQRx without such approval.

In order to avoid any possibility for confusion, counsel for EQRx and counsel for the Company have each agreed to provide a modification to the Merger Agreement to address scriveners errors relating to (i) the capitalization of EQRx and the number of its shares issued and outstanding and (ii) the aggregate consideration thresholds requiring consent of the Company in order for EQRx to agree to or consummate a merger or acquisition between the signing and the closing of the Business Combination, as specified in the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agree that it may be difficult to prove damages with reasonable certainty or to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the parties. Each of the parties to the Merger Agreement therefore agree that each such party shall be entitled to enforce specifically the terms and provisions of the Merger Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

Stock Market Listing

Application will be made by the Company to have the shares of Company common stock to be issued in the Merger approved for listing on Nasdaq or other national securities exchange, which is the principal trading market for existing shares of Company common stock. It is a condition to EQRx’s obligation to complete the Merger that such approval is obtained, subject to official notice of issuance.

Fees and Expenses

Each of the transaction costs of the Company and EQRx shall include 50% of any filing fees required by governmental entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of the merger agreement, the performance of the obligations thereunder and the consummation of the transactions contemplated by the merger agreement, including filing fees in connection with filings under the HSR Act.

Related Agreements

This section describes the material provisions of the Related Agreements, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Forms of the Forfeiture Agreement, Stockholder Support Agreement, Sponsor Support Agreement and Subscription Agreement are attached hereto as Annexes G, H, I, and J, respectively. Stockholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Amended and Restated Registration Rights Agreement

In connection with the closing of the Business Combination, the Company, the Sponsor and certain other parties thereto (collectively, the “rights holders”) expect to enter the Amended and Restated Registration Rights Agreement, which will amend and restate in its entirety the existing registration rights agreement, dated April 6, 2021, by and between CMLS III and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, CMLS III is to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. CMLS III is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies CMLS III that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that CMLS III file a registration statement on Form S-1 or Form S-3 to register certain shares of CMLS III Class A common stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

Forfeiture Agreement

In connection with the execution of the Merger Agreement, the Company and the Sponsor entered into the Forfeiture Agreement whereby the Sponsor agreed to forfeit certain of its CMLS III Class B common stock. Under the Forfeiture Agreement, up to 50% of Sponsor’s 13,500,000 Founder Shares are subject to forfeiture based on the extent of redemptions from the Trust Account, such that Sponsor shall forfeit the full 50% of such shares if there are redemptions for 100% of the Trust Account and no shares if there are 0% redemptions (with the portion of such 50% of Sponsor’s shares that are forfeited adjusting on a linear basis in between 100% and 0% redemptions from the Trust Account).

Stockholder Support Agreement

In connection with the execution of the Merger Agreement, CMLS III entered into the Stockholder Support Agreement with certain stockholders of EQRx, pursuant to which, among other things, such stockholders have agreed, respectively, to execute written consents with respect to their shares of EQRx stock held of record or thereafter acquired in favor of the Merger and related matters, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor entered into the Sponsor Support Agreement with the Company and EQRx, pursuant to which, among other things, the Sponsor agreed to vote all shares of Company common stock beneficially owned by the Sponsor in favor of each of the proposals and any other matters necessary or reasonably requested by EQRx for consummation of the Merger and the other transactions contemplated by the Merger Agreement, and against any other competing business combination proposal.

The Sponsor also agreed, subject to certain exceptions, not to (a) transfer any of its CMLS III Class B common stock or private placement warrants, (b) enter into any swap or other arrangement that transfers to another the Sponsor’s CMLS III Class B common stock or private placement warrants, and (c) publicly announce any intention to effect any transaction specified by the foregoing until the earlier of (i) the Effective Time, (ii) such date and time as the Merger Agreement is terminated in accordance with its terms (the earlier of (i) and (ii), the “Expiration Time”), and (iii) the liquidation of the Company subsequent to the Closing.

The Sponsor Support Agreement shall terminate and be of no further force or effect upon the earliest of: (i) the Expiration Time, (ii) the liquidation of the Company, and (iii) the written agreement of the Company, Sponsor and EQRx. Upon such termination of the Sponsor Support Agreement, all obligations of the parties under such agreement will terminate, without any liability or other obligation on the part of any party to any person in respect hereof or the transactions contemplated hereby, and no party shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of the Sponsor Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Support Agreement prior to such termination.

Insider Letter Amendment

In connection with the execution of the Merger Agreement, the Company, the Sponsor and certain other insiders entered into the Insider Letter Amendment.

Pursuant to the Insider Letter Amendment, the Sponsor agreed:

•        with respect to 50% of its Founder Shares (or any shares of CMLS III Class A common stock issuable upon conversion of its Founder Shares) not to transfer any such Founder Shares (or any shares of Class A common stock issuable upon conversion thereof) until the earlier of (A) one year after the Closing and (B) after the Business Combination, (x) the first date that the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30 trading-day period commencing at least 150 days after the Closing Date, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Class A Common Stock for cash securities or other property (the “Initial Sponsor Shares Lock-up Period”); and

•        with respect to any of its Founder Shares not subject to the Initial Sponsor Shares Lock-up Period, not to Transfer any such Founder Shares (or any shares of CMLS III Class A common stock issuable upon and each insider also agreed not to transfer any private placement warrants (or any share of Class A common stock issuable upon the exercise of its Founder Shares) until the expiration of the period ending on the second anniversary of the Closing.

Subscription Agreements

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Lock-up Agreements

In connection with the execution of the Merger Agreement, EQRx agrees to use reasonable best efforts to obtain a Stockholder Lock-Up Agreement from each EQRx stockholder holding more than 1% of the outstanding capital stock of EQRx. Pursuant to such Stockholder Lock-Up Agreement, each stockholder agrees, from the Closing Date until the earliest of (a) the date that is 180 calendar days from the Closing Date, and (b) the date following the Closing Date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Company capital stock for cash, securities or other property; not to (i) sell, offer to sell, contract or agree to sell, hypothecate pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to shares of CMLS III Class A common stock issued to such shareholder pursuant to the Merger Agreement (such shares of CMLS III Class A common stock, the “Lock-up Shares”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Background of the Business Combination

The terms of the Business Combination are the result of negotiations between the representatives of CMLS III and EQRx. The following is a brief description of the background of these negotiations and the resulting Merger Agreement and proposed Business Combination.

CMLS III is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. It was CMLS III’s intention to capitalize on the substantial deal sourcing, investing and operating expertise of CMLS III’s management team to identify and combine with one or more businesses in the life sciences industry, where there is an opportunity to create significant stockholder value by assisting one or more companies in accessing the public markets to provide capital to facilitate the growth of their business.

On April 9, 2021, CMLS III closed its IPO, generating total gross proceeds of $552,000,000.

Prior to the consummation of our IPO, neither CMLS III, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with CMLS III.

After our IPO, our officers and directors, leveraging their experience in the life science industry, began evaluating prospective businesses or assets to acquire in our initial business combination. In seeking to identify potential acquisition targets, CMLS III generally considered the following factors: the potential scientific or business advantages of the potential target; the potential risk-adjusted equity returns for CMLS III stockholders offered by the potential target; the potential target’s knowledge of the sector within which it operates; the backgrounds and experience of the key personnel of the potential target; the size and maturity of the potential target; the readiness of the potential target to operate as a publicly traded company; and the growth profile of the potential target and its business. Management of CMLS III had initially and preliminarily identified seven potential acquisition targets for evaluation, including EQRx, with contemplated valuations ranging from approximately $2 billion to $8 billion. These acquisition targets were known to management through the management team’s knowledge of, and experience in, the life sciences industry. These seven acquisition targets were considered by management because they were all in the life sciences tools, synthetic biology and diagnostics fields and management believed these acquisition targets had a potential scientific or other business advantage or opportunity in the markets in which they operate, had strong and experienced management teams or key personnel, and may offer attractive risk-adjusted equity returns for CMLS III stockholders.

On April 13, 2021, Eli Casdin, CEO of CMLS III and member of the board of directors of EQRx, and Alexis Borisy, Chairman and CEO of EQRx at such time, discussed potential financing strategies for EQRx which included a potential business combination with a special purpose acquisition company. Casdin Capital LLC (“Casdin Capital”), with which Mr. Casdin is affiliated, has been an investor in the life sciences industry for over 10 years and as a result Mr. Casdin has had familiarity with EQRx and the company’s founding team for a number of years. On October 2, 2019, January 13, 2020, and January 11, 2021, Casdin Capital, through its affiliated investment funds, participated in a convertible promissory notes financing, a Series A preferred stock private funding round and a Series B preferred stock private funding round, respectively, for EQRx (the “Series A Financing”) and Eli Casdin joined the EQRx board of directors in January 2020, all as described in the section entitled “Certain Relationships and Related Party Transactions — EQRx’s Related Party Transactions.”

On April 19, 2021, Mr. Casdin contacted Mr. Borisy to congratulate EQRx on its announcement that Jami Rubin joined EQRx as Chief Financial Officer and suggested that Ms. Rubin could lead a transaction with a special purpose acquisition company.

On April 20, 2021, CMLS III held a board meeting where CMLS III’s management briefly reviewed with the Board seven companies, all of which were in the life sciences tools, synthetic biology and diagnostics fields, CMLS III’s areas of primary focus.

Based on the factors discussed above, CMLS III’s management and the Board determined that they would approach one of the companies discussed (“Company A”) as an initial matter. In addition, management of CMLS III continued to evaluate other potential target companies, including EQRx as described below. Other than with respect to EQRx, CMLS III did not have any discussions with other companies.

On April 23, 2021, management sent information on CMLS III to Company A. Over the next several weeks, management of CMLS III and management of Company A discussed the possibility of a business combination between the parties. Such discussions were preliminary in nature and were conducted without exclusivity arrangements. During the discussions, management of CMLS III identified significant complexities arising from the fact that Company A was incorporated outside the United States, its operations were mostly outside of the United States, and all or a significant number of its stockholders were located outside the United States. On or about May 27, 2021, CMLS III ended discussions with Company A based upon CMLS III management’s view that a proposed business combination would be overly complex, in particular, with respect to structuring a business combination involving CMLS III and Company A.

On April 26, 2021, Mr. Casdin contacted Mr. Borisy to request an updated EQRx corporate presentation in order to consider a potential proposal from CMLS III to EQRx.

On May 3, 2021, Mr. Casdin contacted Mr. Borisy to discuss CMLS III’s stockholder base.

On May 19, 2021, Mr. Casdin contacted Mr. Borisy to request a formal introduction of EQRx to the CMLS III management team.

On or about May 27, 2021, Mr. Casdin contacted Mr. Borisy about exploring a business combination with CMLS III, including entry into a confidentiality agreement.

On or about May 27, 2021, Keith Meister, Chairman of CMLS III, contacted Samuel Merksamer, a director of SB Northstar, LP, a fund affiliated with Softbank, about potentially participating as a PIPE investor in a transaction between CMLS III and EQRx. Mr. Merksamer indicated that SB Northstar, subject to diligence and the terms of a transaction, may have interest in participating as a PIPE investor.

On or about June 1, 2021, CMLS III and EQRx executed a confidentiality agreement, and CMLS III and its outside counsel, White & Case LLP (“White & Case”), began detailed due diligence on EQRx.

On June 10, 2021, CMLS III sent an initial draft of a nonbinding letter of intent (“LOI”) to EQRx and Goodwin Procter LLP (“Goodwin”), outside counsel to EQRx. Discussions between the parties and their representatives, including White & Case and Goodwin, about diligence matters, required documentation and the terms of a possible transaction continued over the next several weeks. The proposed terms of the LOI included (i) that Mr. Casdin would remain and one member from Softbank would join the board of directors of the combined public company, with up to two additional directors to be agreed upon between CMLS III and EQRx; (ii) the pre-money equity value of EQRx of $4 billion (consisting of $3.5 billion of consideration at closing and a $500 million earn-out based on post-closing share price performance); and (iii) at least $1 billion would be raised via a combination of a private investment in public equity and forward purchase agreements.

The initial valuation of $4 billion (consisting of $3.5 billion of consideration at closing and a $500 million earn-out based on post-closing share price performance) in the LOI was based on CMLS III’s view as to EQRx’s anticipated ability to generate $2 billion in revenue within five to seven years. CMLS III was of the view that the path to generating such revenue would be de-risked because of the 10+ drugs in EQRx’s pipeline programs, including the two late stage pre-registrational assets, aumolertinib and sugemalimab, because there were multiple paths to achieve this revenue figure, even if not all drug programs were to be successful.

On June 30, 2021, a meeting of the CMLS III Board was held where management updated the Board on the status of the EQRx transaction discussions, and management was authorized to execute a non-binding LOI with EQRx. At that meeting, the Board reviewed the investments of Casdin funds in EQRx and Mr. Casdin’s position on the EQRx board. The Board also discussed that Mr. Casdin would not have any involvement on the EQRx side as related to the transaction, would recuse himself or abstain from any vote of the CMLS III Board to approve the transaction with EQRx, and that CMLS III would seek a fairness opinion from a independent financial advisor in connection with any transaction with EQRx.

On July 1, 2021, CMLS III and EQRx executed a nonbinding LOI, which contained a binding provision providing for an exclusive negotiation period for up to 38 days. The principal differences between the initial LOI and the executed LOI were as follows: (i) the pre-money equity value of EQRx of $4.00 billion was increased to $4.15 billion (including, in each case, a $500 million earn-out based on post-closing share price performance), as a result of arms-length negotiations between the parties; (ii) CMLS III would file a Form S-4/proxy statement as soon as practicable following the execution of the definitive transaction agreements; and (iii) a bifurcated lock-up period whereby 50% of the Founder Shares held by the Sponsor would be subject to the original lock-up described in the prospectus relating to our IPO and the remaining 50% of the Founder Shares held by the Sponsor would be subject to a longer lock-up ending on a fixed date two years after the closing of the business combination. The LOI also provided that SB Northstar would be willing to sign a forward purchase agreement to invest up to $600 million, and certain funds advised by Corvex Management and Casdin Capital would be willing to sign a forward purchase agreement to invest up to $150 million, in the PIPE Investment.

On July 6, 2021, management and representatives of CMLS III and EQRx held a call to discuss the diligence process and the preparation of materials and process for discussions with potential PIPE investors. Present for the call were representatives from J.P. Morgan Securities LLC’s M&A advisory group, lead financial advisor to EQRx, Goldman Sachs & Co. LLC and PJT Partners LP, joint financial advisors to EQRx, and Goodwin, legal counsel to EQRx. Also present for the call were representatives from Jefferies LLC and Cowen and Company, LLC, joint capital markets advisors to CMLS III and White & Case, legal counsel to CMLS III.

On Jul 12, 2021, in light of the ownership position in EQRx of certain entities with which Mr. Casdin is affiliated and Mr. Casdin’s position as a member of the board of directors of EQRx, as described in the section entitled “Certain Relationships and Related Party Transactions — EQRx’s Related Party Transactions”, the CMLS III Board authorized the retention of Houlihan Lokey as outside financial advisor to provide a fairness opinion to the CMLS III Board, and Houlihan commenced its review of EQRx and the proposed transaction.

On July 15, 2021, Mr. Borisy, Chairman and CEO at such time, Melanie Nallicheri, President and COO at such time, and Ms. Rubin, CFO of EQRx, met by video conference with the CMLS III Board and discussed EQRx and its business.

On July 16, 2021, CMLS III’s and EQRx’s management, including Mr. Meister, Mr. Casdin and Mr. Borisy, began the PIPE investor information sessions. Continuing over the next several weeks, representatives of CMLS III and EQRx held telephonic conferences and virtual meetings to discuss commercial, financial and legal elements of EQRx’s business.

Under the terms of the LOI, it was envisioned that Mr. Casdin and Mr. Borisy would discuss the constitution of the board of directors of CMLS III as of the effectiveness of the proposed Business Combination with EQRx. As part of that discussion Mr. Casdin and Mr. Borisy determined that Dr. Amy Abernethy, who was President, Clinical Studies Platforms at Verily Life Sciences, and had extensive experience as former Principal Deputy Commissioner and Acting Chief Information Officer at the FDA and as former Chief Medical Officer at Flatiron Health, would be a strong addition to the CMLS III Board, continuing on as a director after the proposed

Business Combination. In connection with approaching Dr. Abernethy to join the CMLS III Board, because of the benefits that the Sponsor thought Dr. Abernethy could bring to CMLS III as a director (whether the transaction with EQRx was completed or not) the Sponsor offered to transfer 200,000 Founder Shares held by the Sponsor to Dr. Abernethy at the same purchase price the Sponsor paid for such shares prior to the IPO. On August 1, 2021, the CMLS III Board approved the addition of Dr. Abernethy to the CMLS III Board, effective on August 2, 2021, and Dr. Abernethy signed an insider letter and joined the existing Registration Rights Agreement.

During the period from July 1, 2021 through August 5, 2021, Goodwin and White & Case each circulated responsive drafts of the Merger Agreement. Among other changes, key changes to the revised drafts included (i) further clarification of earn-out shares, escrow and relevant triggering events, (ii) adjustments to the representations and warranties of EQRx to more accurately reflect the applicable facts, (iii) relaxation of certain covenants to allow EQRx to make certain strategic decisions related to employment matters between signing and closing, and (iv) further clarification related to the minimum cash condition. The bases for these four changes were primarily driven by the completion of diligence and the parties’ agreeing to terms that would present a more reasonable standard given EQRx’s business model and its shareholder base.

On August 5, 2021, the CMLS III Board met via video conference, reviewed a legal due diligence report provided by White & Case and reviewed the principal terms of the definitive agreements for a transaction between CMLS III and EQRx. White & Case reviewed with the CMLS III Board their fiduciary duties in the context of the proposed business combination. At the request of the Board, Houlihan Lokey then reviewed and discussed its financial analyses with respect to EQRx and the proposed Business Combination. Thereafter, at the request of the CMLS III Board, Houlihan Lokey orally rendered its opinion to the CMLS III Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the CMLS III Board dated August 5, 2021), as to the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Business Combination pursuant to the Merger Agreement. Following deliberation and receipt of Houlihan Lokey’s opinion, CMLS III’s Board voted in favor of proceeding with EQRx on the Merger Agreement, the Business Combination and other transactions contemplated thereby and the related documentation thereby. Mr. Casdin abstained from participating in the vote due to his relationship with EQRx, and Dr. Abernethy abstained from participating in the vote given she had only joined the board on August 2, 2021 and had not had the opportunity to be involved in consideration of the transaction prior to such date.

Promptly after approval of the transaction by the CMLS III Board on August 5, 2021, CMLS III and EQRx executed the Merger Agreement, and CMLS III and the PIPE investors executed the Subscription Agreements, which transactions were publicly announced prior to the market opening on August 6, 2021.

As discussed elsewhere in this section and in this proxy statement/prospectus, including under the section entitled “Certain Relationships and Related Party Transactions — EQRx’s Related Party Transactions,” Eli Casdin has been an investor in EQRx since October 2019, and has been a member of its board of directors since January 2020. At all meetings of the EQRx board of directors held since June 13, 2021 to August 2, 2021, Mr. Casdin recused himself or did not attend that portion of any EQRx board of directors meetings that discussed the proposal by CMLS III or any alternative opportunities under consideration by EQRx, and abstained from voting on any such matters.

On September 21, 2021, the parties amended the Merger Agreement to increase the size of New EQRx’s board of directors to 12 directors and provide that Kathryn Giusti, a newly appointed member of the EQRx board, would become one of the initial members of New EQRx’s board of directors.

CMLS III Board of Directors’ Reasons for the Approval of the Business Combination

On August 5, 2021, in reaching resolution (i) that the terms and conditions of the Merger Agreement and the Business Combination are advisable, fair to and in the best interests of CMLS III and its stockholders and (ii) to recommend that the CMLS III stockholders adopt the Merger Agreement and approve the Business Combination, the CMLS III Board considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the CMLS III Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The CMLS III Board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of CMLS III’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision on August 5, 2021, the CMLS III Board considered the views of CMLS III’s management regarding the opportunity represented by the proposed transaction and the report from management and CMLS III’s legal counsel on the results of their due diligence of EQRx. The diligence investigation included:

•        public research on the life sciences industry, inclusive of drug development companies, tool/service providers, and payers, and its prospects;

•        review of publicly available information on EQRx’s in-licensed programs;

•        conference calls and video meetings with EQRx’s management and representatives regarding, among other things, operations, company products, business development strategy, payer collaborations, intellectual property and growth prospects;

•        review of material business contracts and certain other legal and intellectual property due diligence; and

•        financial and accounting due diligence.

In the prospectus for CMLS III’s IPO, we identified general criteria and guidelines that we believed would be considered in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines. EQRx appeared to meet such criteria of having:

•        potential scientific or other business advantages or opportunities in the markets in which it operates;

•        strong and experienced management teams or key personnel; and

•        the potential to offer attractive risk-adjusted equity returns for our stockholders.

The Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the Business Combination, including but not limited to, the above and following material factors:

•       Opportunities Arising from EQRx’s Business and Growth Model.    EQRx’s collaborative payer partnerships and modern drug development approach, combined with its strong business development efforts in-licensing assets and establishing collaborations and partnerships, uniquely position it to disrupt large therapeutic markets with lower cost, high quality, innovative drugs and take share in these markets in an efficient and profitable manner.

•       Committed and Capable Management and Scientific Team.    Our Board considered that EQRx has an experienced and professional management team. Alexis Borisy, EQRx’s Chairman and CEO at such time, has founded more than a dozen innovative biotech companies. Melanie Nallicheri, EQRx’s President and COO at such time is an accomplished leader and executive, with decades of experience across the biopharma and payer value chain. EQRx’s CFO Jami Rubin brings extensive BioPharma and capital markets expertise.

•       Fairness Opinion.    The financial analysis reviewed by Houlihan Lokey with the CMLS III Board as well as the oral opinion of Houlihan Lokey rendered to the CMLS III Board on August 5, 2021 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the CMLS III Board dated August 5, 2021), as to the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Business Combination pursuant to the Merger Agreement.

•       Potential for Development of Payer Partnerships.    Our Board considered publicly available information regarding current and anticipated EQRx efforts to develop a Global Buyers Club through its existing and future partnerships with payers and PBMs in the industry, including that over 20% of the insured U.S. population is covered under current collaboration agreements with payers.

•       Existing Drug Programs and Future Pipeline.    Our Board considered the current status of the drug candidate programs in the EQRx pipeline, including that two such programs that have positive data from registration enabling studies in China. Regulatory factors for approval in EQRx geographies were also considered.

•       Benefit of Adding Members of the CMLS III Board to the New EQRx Board.    Our Board considered that the addition of members of the CMLS III Board to the New EQRx Board as part of the Business Combination provides additional board members experienced in the life sciences industry and with public companies.

•       Familiarity of Management with EQRx.    Certain members of management of CMLS III associated with Casdin Capital LLC have historical familiarity with EQRx because Casdin Capital has been an active investor in the life sciences industry for over 10 years. Eli Casdin, who has served as a director of EQRx since January 2020 (upon being designated by the holders of EQRx’s Series A preferred stock pursuant to the terms of the Series A convertible preferred stock financing described in the section entitled “Certain Relationships and Related Party Transactions — EQRx’s Related Party Transactions — Equity Financings — Series A Convertible Preferred Stock”), currently serves as the Chief Executive Officer of CMLS III. Because of this familiarity, Casdin Capital’s due diligence of EQRx in connection with its previous investment in EQRx and Mr. Casdin’s position as a director at EQRx, Mr. Casdin was familiar with the information about EQRx’s business and growth opportunities that was presented to our Board.

•        Other Alternatives.    Our Board believed that the proposed Business Combination represents an excellent opportunity for CMLS III and its stockholders based upon its view of the growth prospects and risks associated with EQRx and its business, and at the time it approved the transaction had not identified another target that it determined would represent a preferred transaction opportunity.

•       Terms of the Merger Agreement.    Our Board considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Business Combination. In particular, the Board noted the limited number of conditions to closing of the Business Combination, including that the minimum cash closing condition would be satisfied from the PIPE commitments regardless of the number of redemptions by CMLS III stockholders.

•       PIPE Equity Commitment.    A group of institutional and accredited investors, including certain existing EQRx stockholders and funds affiliated with our Sponsor, have committed approximately $1.2 billion in PIPE Investment subscriptions. This was viewed as support from institutional investors for the opportunities represented by the transaction and provides for additional capital for the execution by EQRx of its business plan after the transaction is completed.

•        Sellers’ Retained Interest.    EQRx stockholders’ support for the transaction in which they retain a large stake in the post-combination company together with their potential to realize additional value through the Earn-out Shares, indicates ongoing commitment and support for the post-combination company.

The Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

•        Lack of Current Revenue and Uncertainty in Timing of Future Revenue.    The fact that EQRx does not currently generate any revenue from its drug candidate programs, as well as regulatory considerations in EQRx geographies for in-licensed drugs that could influence timing of commercial availability.

•        Importance of Establishing Ongoing Partnerships with Payers.    The importance of developing ongoing and deep relationships with payers, which may not occur at the scale, or on terms or within timeframes envisioned by EQRx.

•       Importance of Continued Build-Out of the Catalog of Medicines.    The importance of in-licensing and/or developing additional therapies in high-cost areas of interest to payers.

•       Dependence on Key Personnel.    The fact that the business and growth of EQRx is significantly dependent on its senior executives, including its post-closing Chairman Alexis Borisy and its post-closing Chief Executive Officer Melanie Nallicheri.

•        Liquidation of CMLS III.    The risks and costs to CMLS III if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in CMLS III being unable to affect a Business Combination, forcing CMLS III to liquidate.

•        Stockholder Vote.    The risk that CMLS III’s stockholders may fail to provide the votes necessary to effect the Business Combination.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within CMLS III’s control.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•       Other Risks.    Various other risks associated with the Business Combination, the business of CMLS III and the business of EQRx described under the section entitled “Risk Factors.”

In addition to considering the factors described above, the Board also considered that certain of the officers and directors of CMLS III may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of CMLS III’s stockholders (please see the section entitled “The Business Combination — Interests of Certain Persons in the Business Combination”). CMLS III’s independent directors who voted in favor of the transaction reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the CMLS III Board, the Merger Agreement and the transactions contemplated therein, including the Business Combination.

The Board concluded that the potential benefits that it expected CMLS III and its stockholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Board unanimously determined that the Merger Agreement and the Business Combination were advisable, fair to, and in the best interests of, CMLS III and its stockholders.

Opinion of Financial Advisor to CMLS III

On August 5, 2021, Houlihan Lokey, orally rendered its opinion to the CMLS III Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the CMLS III Board dated August 5, 2021), as to the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Merger pursuant to the Merger Agreement.

Houlihan Lokey’s opinion was directed to the CMLS III Board (in its capacity as such) and only addressed the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Business Combination pursuant to the Merger Agreement and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the CMLS III Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Business Combination or otherwise, including, without limitation, whether holders of CMLS III Class A common stock should redeem their shares or whether any party should participate in the PIPE Investment.

In connection with its opinion, Houlihan Lokey made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1.      reviewed a draft, dated August 3, 2021, of the Merger Agreement;

2.     reviewed certain publicly available business and financial information relating to CMLS III and EQRx that Houlihan Lokey deemed to be relevant;

3.     reviewed certain information relating to the historical, current and future operations, financial condition and prospects of EQRx made available to Houlihan Lokey by EQRx and CMLS III, including a projection of EQRx’s revenue for the year ending December 31, 2026 prepared by the management of EQRx (the “2026 Revenue Projection”) and a projection of EQRx’s revenue for the year ending December 31, 2028 prepared by the management of EQRx (the “2028 Revenue Projection”);

4.     spoke with certain members of the management of CMLS III and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of EQRx, the Business Combination and related matters;

5.     compared the financial performance and operating characteristics of EQRx with that of companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

6.     considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant; and

7.     conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, at CMLS III’s direction, Houlihan Lokey assumed that the 2026 Revenue Projection and the 2028 Revenue Projection were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of EQRx as to the future financial results and condition of EQRx. CMLS III advised Houlihan Lokey and, at CMLS III’s direction, Houlihan Lokey assumed that the 2026 Revenue Projection and the 2028 Revenue Projection were the only current projections in the possession of CMLS III with respect to the future financial performance of EQRx. In addition, at CMLS III’s direction, Houlihan Lokey assumed that the 2026 Revenue Projection and the 2028 Revenue Projection were the only current projections in the possession of EQRx with respect to the future financial performance of EQRx. CMLS III also advised Houlihan Lokey and, at CMLS III’s direction Houlihan Lokey assumed, that the 2026 Revenue Projection and the 2028 Revenue Projection provided a reasonable basis on which to evaluate EQRx and the Business Combination, and Houlihan Lokey, at CMLS III’s direction, used and relied upon the 2026 Revenue Projection and the 2028 Revenue Projection for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the 2026 Revenue Projection, the 2028 Revenue Projection or the respective assumptions on which they were based. For purposes of its financial analyses and opinion, with CMLS III’s consent, Houlihan Lokey (i) did not perform any financial analyses to evaluate the value of CMLS III or to derive valuation references ranges for any shares of CMLS III for purposes of comparison with the Closing Merger Consideration or otherwise, (ii) assumed that the value of each share of CMLS III capital stock (including, without limitation, each share of CMLS III Class A common stock and each share of CMLS III Class B common stock) was equal to $10.00 (with such $10.00 value being based on CMLS III’s initial public offering and CMLS III’s approximate cash per outstanding share of CMLS III Class A common stock (excluding, for the avoidance of doubt, the dilutive impact of outstanding shares of CMLS III Class B common stock or any warrants to purchase CMLS III Class A common stock or CMLS III Class B common stock)), notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value and (iii) the Closing Merger Consideration had a value equal to $3,650,000,000. In reaching the conclusions in its opinion, with CMLS III’s consent, Houlihan Lokey did not rely upon a discounted cash flow analysis of EQRx, because, as CMLS III advised Houlihan Lokey and directed Houlihan Lokey to assume, no current projections with respect to the future financial performance of EQRx were available, other than the 2026 Revenue Projection and the 2028 Revenue Projection. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of EQRx or CMLS III since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey also relied upon and assumed, without independent verification, the assessments of the managements of CMLS III and EQRx as to EQRx’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and Houlihan Lokey assumed at CMLS III’s direction that there would be no developments with respect to any such matters that would affect its analyses or opinion.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Business Combination would be satisfied without waiver thereof, and (d) the Business Combination would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with CMLS III’s consent, that the Business Combination would qualify as a reorganization under the provisions of Section 368(a) of the Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Business Combination would be consummated in a manner that complies in all respects with all applicable federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Business Combination would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of EQRx or CMLS III, or otherwise have an effect on the Business Combination, EQRx or CMLS III or any expected benefits of the Business Combination that would be material to Houlihan Lokey’s analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of CMLS III, EQRx or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which CMLS III or EQRx was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which CMLS III or EQRx was or may have been a party or was or may have been subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. As CMLS III was aware, the credit, financial and stock markets had been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Business Combination, and Houlihan Lokey’s opinion did not purport to address potential developments in any such markets. Furthermore, as CMLS III was aware, there was significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic

Effects could have a material impact on Houlihan Lokey’s analyses and opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Business Combination, the securities, assets, businesses or operations of CMLS III, EQRx or any other party, or any alternatives to the Business Combination, (b) negotiate the terms of the Business Combination, (c) advise the CMLS III Board, CMLS III or any other party with respect to alternatives to the Business Combination, or (d) identify, introduce to the CMLS III Board, CMLS III or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Business Combination. Houlihan Lokey did not express any opinion as to what the value of the CMLS III Class A common stock actually would be when issued in the Business Combination pursuant to the Merger Agreement or the price or range of prices at which the CMLS III Class A common stock, CMLS III Class B common stock, EQRx common stock or EQRx preferred stock may be purchased or sold, or otherwise be transferable, at any time.

Houlihan Lokey’s opinion was furnished for the use of the CMLS III Board in its capacity as such in connection with its evaluation of the Business Combination and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the CMLS III Board, CMLS III, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Business Combination or otherwise, including, without limitation, whether holders of CMLS III Class A common stock should redeem their shares or whether any party should participate in the PIPE Investment.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the CMLS III Board, CMLS III, its security holders or any other party to proceed with or effect the Business Combination, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Business Combination or otherwise (other than the Closing Merger Consideration to the extent expressly specified in the opinion), including, without limitation, the Contingent Consideration or any Related Transaction, (iii) the fairness of any portion or aspect of the Business Combination to the holders of any class of securities, creditors or other constituencies of CMLS III, or to any other party (including, without limitation, the potential dilutive or other effects of the Closing Merger Consideration, the CMLS III Class B common stock, warrants to purchase CMLS III Class A common stock or CMLS III Class B common stock, or any other portion or aspect of the Business Combination on existing security holders of CMLS III), (iv) the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might have been available for CMLS III or any other party, (v) the fairness of any portion or aspect of the Business Combination to any one class or group of CMLS III’s or any other party’s security holders or other constituents vis-à-vis any other class or group of CMLS III’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of CMLS III, whether CMLS III should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the PIPE Investment) or the likelihood of obtaining such financing, (vii) whether or not CMLS III, EQRx, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination, (viii) the solvency, creditworthiness or fair value of CMLS III, EQRx or any other participant in the Business Combination, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Business

Combination, any class of such persons or any other party, relative to the Closing Merger Consideration or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters requiring legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the CMLS III Board, on the assessments by the CMLS III board, CMLS III, EQRx and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to CMLS III, EQRx and the Business Combination or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to EQRx and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Projections and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of CMLS III or EQRx. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the CMLS III Board in evaluating the proposed Business Combination. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Closing Merger Consideration, the Contingent Consideration or of the views of the CMLS III Board or management with respect to the Business Combination, the Closing Merger Consideration or the Contingent Consideration. The type and amount of consideration payable in the Business Combination were determined through negotiation between CMLS III and EQRx, and the decision to enter into the Merger Agreement was solely that of the CMLS III Board.

Financial Analyses

In preparing its opinion to the CMLS III Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the CMLS III Board on August 5, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including enterprise value, which generally is the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, non-convertible preferred stock, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing prices of the common stock of the selected companies listed below as of August 3, 2021, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the value of the proposed consideration in the selected transactions. The estimates of the future financial performance of EQRx relied upon for the financial analyses described below were based on the Projections, and estimates of the future financial performance of the selected companies and acquisition targets listed below were based on publicly available research analyst estimates for those companies and acquisition targets.

Assumed Value of the Closing Merger Consideration.    For purposes of its financial analyses, with CMLS III’s consent, Houlihan Lokey assumed with CMLS III’s consent that (i) the value of each share of CMLS III common stock to be issued in the Business Combination was equal to $10.00 (with such $10.00 value being based on CMLS III’s initial public offering and CMLS III’s approximate cash per outstanding share of CMLS III Class A common stock (excluding, for the avoidance of doubt, the dilutive impact of outstanding CMLS III Class B common stock or any warrants to purchase CMLS III Class A common stock or CMLS III Class B common stock)) and (ii) the Closing Merger Consideration had a value equal to $3,650,000,000. The assumed value of the Closing Merger Consideration excludes the value of any Contingent Consideration, as to which Houlihan Lokey, with CMLS III’s consent, expressed no view or opinion.

Selected Companies Analysis.    Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The selected companies were selected because they were deemed similar to EQRx, including in one or more of the following respects: the nature of their business and operations, stage of drug development, product and potential product offerings and indications, and financial performance.

The financial data reviewed included:

•        Enterprise value as a multiple of estimated revenue for the 2026 calendar year, or “CY 2026E” revenue; and

•        Enterprise value as a multiple of estimated revenue for the 2028 calendar year, or “CY 2028E” revenue.

The selected companies and corresponding financial data included the following:

Enterprise Value/Revenue
Selected Company	CY 2026E	CY 2028E
Phase III/Pivotal Oncology Companies
ImmunoGen, Inc.	1.22x	0.99x
Iovance Biotherapeutics, Inc.	1.59x	1.14x
Legend Biotech Corporation	3.19x	3.18x
Mirati Therapeutics, Inc.	3.40x	2.36x
Nektar Therapeutics	0.98x	0.75x
SpringWorks Therapeutics, Inc.	15.95x	6.38x
Zymeworks Inc.	1.87x	NMF

Marketed Oncology Companies
Alnylam Pharmaceuticals, Inc.	4.68x	3.64x
BeiGene, Ltd.	7.00x	6.38x
BridgeBio Pharma, Inc.	3.92x	2.45x
Genmab A/S	6.49x	5.25x
TG Therapeutics, Inc.	1.33x	0.77x

____________

“NMF” refers to not meaningful figure.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 1.50x to 2.00x estimated CY 2026E revenue and 0.75x to 1.25x estimated CY 2028E revenue to corresponding financial data for EQRx. The selected companies analysis indicated implied total equity value reference ranges for EQRx of approximately $3,300,000,000 to $4,300,000,000 based on estimated CY 2026E revenue and approximately $3,300,000,000 to $5,300,000,000 based on estimated CY 2028E revenue, in each case as compared to the assumed value of the Closing Consideration of $3,650,000,000.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant. The selected transactions were selected because they involved target companies that were deemed similar to EQRx in one or more respects, including one or more of the following: the nature of their business and operations, stage of drug development, product and potential product offerings and indications, and financial performance.

The financial data reviewed included:

•        Transaction value as a multiple of estimated revenue for the fifth year following the announcement of the applicable transaction, or “Year 5 Revenue”; and

•        Transaction value as a multiple of estimated revenue for the seventh year following the announcement of the applicable transaction, or “Year 7 Revenue.”

The selected transactions and corresponding financial data included the following:

Transaction Value/ Revenue
Announced	Target	Acquiror	Year 5	Year 7
06/2021	Constellation Pharmaceuticals, Inc.	MorphoSys AG	3.28x	1.61x
05/2021	Montes Archimedes Acquisition Corp.	Roivant Sciences Ltd.	NA	NA
03/2021	Five Prime Therapeutics, Inc.	Amgen Inc.	4.22x	2.08x
12/2019	ArQule, Inc.	Merck Sharp & Dohme Corp.	NMF	3.75x
05/2019	Peloton Therapeutics, Inc.	Merck & Co., Inc.	NA	NA
02/2019	Clementia Pharmaceuticals Inc.	Ipsen Group	1.68x	1.60x
10/2018	Endocyte, Inc.	Novartis AG	2.61x	1.87x
05/2018	ARMO BioSciences, Inc	Eli Lilly and Company	NMF	2.89x
04/2018	Wilson Therapeutics AB	Alexion Pharmaceuticals, Inc.	6.83x	2.00x
01/2018	Cascadian Therapeutics, Inc.	Seattle Genetics, Inc.	1.45x	1.07x
12/2017	Ignyta, Inc.	Roche Holdings, Inc.	3.00x	1.98x
05/2016	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc	2.65x	2.08x

____________

“NA” refers to data not available.

“NMF” refers to not meaningful figure.

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of 1.50x to 2.00x estimated Year 5 revenue to EQRx’s estimated CY 2026E revenue and 0.75x to 1.25x estimated Year 7 revenue to EQRx’s estimated CY 2028E revenue. The selected transactions analysis indicated implied total equity value reference ranges for EQRx of approximately $3,300,000,000 to $4,300,000,000 based on estimated CY 2026E revenue and approximately $3,300,000,000 to $5,300,000,000 based on estimated CY 2028E revenue, in each case as compared to the assumed value of the Closing Merger Consideration of $3,650,000,000.

Other Matters

Houlihan Lokey was engaged by CMLS III to provide an opinion to the CMLS III Board as to the fairness, from a financial point of view, to CMLS III of the Closing Merger Consideration to be issued by CMLS III in the Business Combination pursuant to the Merger Agreement. CMLS III engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by CMLS III, Houlihan Lokey will be entitled to an aggregate fee of $750,000 for its services, of which $350,000 became payable upon the delivery of Houlihan Lokey’s opinion and the balance of which is contingent upon the completion of the Business Combination. CMLS III has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, CMLS III, EQRx or any other party that may be involved in the Business Combination and their respective affiliates or security holders or any currency or commodity that may be involved in the Business Combination.

Houlihan Lokey has provided, and is currently providing, financial advisory services to CM Life Sciences II, Inc., an affiliate of CMLS III (“CMLS II”), in connection with CMLS II’s proposed acquisition of Somalogic, Inc., for which Houlihan Lokey has received, or has become entitled to receive, aggregate fees of $400,000. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to CMLS

III, the Sponsor, EQRx, other participants in the Business Combination, or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, CMLS III, the Sponsor, EQRx, other participants in the Business Combination or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain EQRx Projected Financial Information

EQRx does not as a matter of course make public projections as to future results. EQRx provided its internally derived estimated annual revenues for the years ending December 31, 2026 and 2028 to CMLS III in the third quarter of 2021 for use as a component of its overall evaluation of EQRx and to Houlihan Lokey, which was authorized and directed by CMLS III to use and rely upon such information for purposes of providing advice to the CMLS III Board. Such estimated projected financial information is included in this proxy statement/prospectus because it was provided to the CMLS III Board for its evaluation of the Business Combination. EQRx’s estimated projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections are not included in this proxy statement/prospectus in order to induce any stockholders to vote in favor of any of the proposals at the Special Meeting. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.

The projections reflect numerous assumptions, including general business, economic, market, regulatory and financial conditions, competitive uncertainties, and operational assumptions, all of which are difficult to predict and many of which are beyond EQRx’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors”, “EQRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. The projections also assume the consummation of the Business Combination. The estimated financial projections for annual revenues provided to CMLS III Board are forward-looking statements that are based on assumptions including with respect to approval and market acceptance of its lead programs, which are inherently subject to significant uncertainties and contingencies, many of which are beyond EQRx’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, statements regarding EQRx’s business plan and estimated revenues are subject to material assumptions regarding EQRx’s ability to obtain regulatory approvals for, and commercialize its four lead programs, primarily in oncology, gain uptake by payer and health systems partners that vary widely across geographies, and to in-license additional assets and the timing thereof.

The inclusion of the estimated projections in this proxy statement/prospectus should not be regarded as an indication that EQRx or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the estimated projections to make a decision regarding the transaction.

EXCEPT AS SET FORTH BELOW AND EXCEPT AS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, EQRX DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES

OR EVENTS THAT MAY HAVE OCCURRED, OR MAY OCCUR, AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF EQRX, CMLS III NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY EQRXSTOCKHOLDER, CMLS III STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT PROJECTED FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

EQRx has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including CMLS III. None of EQRx or its board of directors, officers, management or any other representative of EQRx has made or makes any representation to any person regarding EQRx’s ultimate performance compared to the information contained in the projections, and, except as set forth below, none of such persons nor EQRx intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. EQRx does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.

The projections were prepared by, and are the responsibility of, EQRx’s management. Ernst & Young LLP, EQRx’s independent registered public accounting firm, have not examined, compiled or otherwise applied procedures with respect to the projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Ernst & Young LLP included in this proxy statement/prospectus relates to historical financial information of EQRx. It does not extend to the projections and should not be read as if it does. You are encouraged to review the audited financial statements of EQRx and the notes thereto, included in this proxy statement/prospectus, as well as the financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.

For the years ending December 31, 2026 and 2028, EQRx estimates revenue of $2.0 billion and $4.0 billion, respectively.

The primary assumptions supporting these estimated revenue figures are:

•        For 2026, EQRx assumes that both aumolertinib and sugemalimab are commercially available across various global markets, including the United States and certain OECD countries, as well as a small contribution from its lerociclib program in 2026, which is currently in Phase 3 clinical trials. All revenue assumptions assume receipt of necessary regulatory approvals for commercialization in major markets, none of which have been received.

•        For 2028, EQRx assumes that aumolertinib, sugemalimab, lerocicilb, EQ176 and EQ121 have achieved necessary regulatory approvals and commercial launch, as well as 10-15% additional value for unidentified in-licensed assets that EQRx has plans to acquire. All assumptions assume receipt of necessary regulatory approvals for commercialization in major markets, none of which have been received.

•        EQRx assumes achieving a market share of between 10% and 25% for each asset depending on competitive dynamics.

•        EQRx’s model uses a 66% price discount as a general assumption.

Satisfaction of 80% Test

The Nasdaq rules require that the Company’s initial business combination must occur with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in the Trust Account) at the time of the Company’s signing a definitive agreement in connection with its initial business combination. As of June 30, 2021, the date of the execution of the Merger Agreement, the value of the net assets held in the Trust Account was approximately $552 million and 80% thereof represents approximately $441.6 million. In reaching its conclusion that the merger meets the 80% asset test, our Board used as a fair market value the enterprise value of approximately $3.65 billion, which was implied based on the terms of the transactions agreed to by the parties in negotiating the Merger Agreement. The enterprise value consists of an implied equity value of approximately $3.65 billion. In determining whether the enterprise value described above represents the fair market value of EQRx, our Board considered all of the factors described in this section and the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — The Merger Agreement” and the fact that the purchase price for EQRx was the result of an arm’s length negotiation. As a result, our Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the net assets held in the Trust Account.

Interests of Certain Persons in the Business Combination

In considering the recommendation of our Board to vote in favor of the Business Combination, stockholders should be aware that aside from their interests as stockholders, our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Our Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•        the fact that our Initial Stockholders have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination;

•        the fact that our Initial Stockholders will retain up to 13,800,000 Founder Shares upon the Closing;

•        the fact that our Initial Stockholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete an initial business combination by the applicable deadline;

•        if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the required time period, our Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•        the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

•        the fact that Eli Casdin and Dr. Amy Abernethy will continue as board members of the post-combination company, and shall be entitled to receive compensation for serving on the board of directors of the post-combination company;

•        the fact that certain entities with which Mr. Casdin is affiliated collectively own approximately 10.1% of EQRx’s outstanding stock on an as-converted basis, following these entities’ investment of approximately $90.0 million since EQRx’s inception, with an estimated value of $341.4 million at the Closing based on an implied transaction value of $10.00, and Mr. Casdin serves on the board of directors of EQRx;

•        the fact that our Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline;

•        the fact that the Initial Stockholders (including entities controlled by the Company’s officers and directors) have made an aggregate average investment per share of CMLS III Class B common stock of less than $0.01 as of the consummation of the Company’s IPO, and as a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Company’s stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Company’s public stockholders;

•        the fact that simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 8,693,333 warrants at a purchase price of $1.50 per private placement warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them) generating gross proceeds to the Company of approximately $13,040,000, and if a business combination is not consummated by the applicable deadline, the proceeds from the sale of the private placement warrants will be used to fund the redemption of public shares (subject to the requirements of applicable law), and the private placement warrants will be worthless;

•        the fact that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate;

•        the fact that given the differential in purchase price that our Sponsor paid for the Founder Shares as compared to the price of the units sold in the IPO and the substantial number of shares of post-combination company common stock that our Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, our Sponsor and its affiliates may realize a positive on such investments even if other CMLS III stockholders experience a negative rate of return following the Business Combination; and

•        that funds advised by Casdin Capital LLC and Corvex Management L.P., affiliates of the Sponsor, have entered into Subscription Agreements with the Company, pursuant to which such affiliates have committed to purchase 5,000,000 and 5,250,000 shares of common stock in the PIPE Investment, respectively, for an aggregate commitment of approximately $50,000,000 and $52,500,000, respectively.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Potential Purchases of Public Shares

Our Sponsor or the Company’s or EQRx’s directors, officers or advisors, or any of their respective affiliates, may purchase public shares in privately negotiated transactions or in the open market prior to the Special Meeting, although they are under no obligation to do so. Any such purchases that are completed after the record date for the Special Meeting may include an agreement with a selling stockholder that such stockholder, for so long as it remains the record holder of the shares in question, will vote in favor of the proposals presented at the Special Meeting and/or will not exercise its redemption rights with respect to the shares so purchased. The purpose of such share purchases and other transactions would be to increase the likelihood of that the proposals to be voted upon at the Special Meeting are approved by the requisite number of votes. In the event that such purchases do occur, the purchasers may seek to purchase shares from stockholders who would otherwise have voted against the Business Combination Proposal and elected to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account. Any public shares held by or subsequently purchased by our affiliates may be voted in favor of the Business Combination Proposal and the other proposals presented at the Special Meeting. None of the Company’s Sponsor, directors, officers, advisors or their affiliates may make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

Total Company Shares to be Issued in the Business Combination

It is anticipated that, upon completion of the Business Combination: (i) the Company’s public stockholders (other than the PIPE Investors) will retain an ownership interest, in the aggregate, of approximately 10.5% of the outstanding shares of the post-combination company; (ii) the PIPE Investors will own, in the aggregate, approximately 22.7% of the outstanding shares of the post-combination company (such that public stockholders, including PIPE Investors (including the affiliates of our Sponsor), will own, in the aggregate, approximately 33.2% of the outstanding shares of the post-combination company); (iii) our Initial Stockholders (including our Sponsor) will own, in the aggregate, approximately 2.6% of the outstanding shares of the post-combination company; and (iv) the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The PIPE Investors have agreed to purchase 120,000,000 shares of common stock, in the aggregate, for $1,200,000,000 of gross proceeds.

The ownership percentages with respect to the post-combination company following the Business Combination and PIPE Investment are based on aggregate Merger Consideration of 365,000,000 shares of CMLS III Class A common stock and assume 338,745,307 shares will be issued at Closing to current holders of issued and outstanding shares of EQRx stock, but does not include the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future. This calculation also excludes (x) the issuance of any shares following the completion of the Business Combination under the 2021 Incentive Plan or the ESPP, copies of which are included in this proxy statement/prospectus as Annex C and Annex D, respectively, (y) the issuance of any Earn-Out Shares or (z) shares of CMLS III underlying warrants to purchase common stock of CMLS III that will remain outstanding following the Business Combination. In addition, the ownership percentages assume that no public shares are redeemed by the Company. If the actual facts are different than these assumptions, which they are likely to be, the ownership percentages in the post-combination company will be different from the above stated ownership percentages. For more information, please see the sections entitled “Summary of the Proxy Statement/Prospectus — Impact of the Business Combination on the Company’s Public Float,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Proposal No. 3 — The Incentive Plan Proposal” and “Proposal No. 4 — The ESPP Proposal.”

Sources and Uses for the Business Combination

The following tables summarize the estimated sources and uses for funding the Business Combination (all numbers in millions):

Sources	Amount
PIPE Investment	$1,200
SPAC cash in Trust Account	552
Cash on balance sheet	300
EQRx equity	3,650
Total	$5,702
Uses	Amount
Cash to balance sheet	$1,993
Equity to EQRx stockholders	3,650
Estimated fees and expenses	59
Total	$5,702

Board of Directors of the Company Following the Business Combination

The following individuals will serve on the post-combination company’s board of directors following the Closing:

•        Alexis Borisy;

•        Amy Abernethy;

•        Paul Berns;

•        Eli Casdin;

•        Jorge Conde;

•        Sandra Horning;

•        Clive Meanwell;

•        Samuel Merskamer;

•        Melanie Nallicheri;

•        Kathryn Giusti; and

•        Krishna Yeshwant.

Please see the section entitled “Management After the Business Combination” for more information.

Name; Headquarters

The name of the post-combination company after the Business Combination will be EQRx, Inc. and its headquarters will be located at 50 Hampshire Street, Cambridge, Massachusetts 02139.

Redemption Rights

Pursuant to our Current Charter, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with our Current Charter. As of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. If a holder exercises its redemption rights, then such holder will be exchanging its shares of our common stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein.

Each redemption of shares of common stock by CMLS III’s public stockholders will reduce the amount in the Trust Account. The Merger Agreement provides that EQRx’s obligation to consummate the Business Combination is subject to the condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,200,000,000, following payment of the aggregate amount of cash proceeds that will be required to satisfy any redemptions and payment of all CMLS III and EQRx transaction expenses. This condition to closing in the Merger Agreement is for the sole benefit of, and may be waived by, EQRx. If, as a result of redemptions of common stock by CMLS III’s public stockholders, this condition is not met (or waived by EQRx), then EQRx may elect not to consummate the Business Combination. In addition, in no event will CMLS III redeem shares of its common stock in an amount that would result in the CMLS III’s failure to have net tangible assets equaling or exceeding $5,000,001 (so that it are not subject to the SEC’s “penny stock” rules). Holders of CMLS III’s outstanding public warrants do not have redemption rights in connection with the Business Combination.

Appraisal Rights

Appraisal rights are not available to our stockholders in connection with the Business Combination.

Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, the Company will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of EQRx issuing stock for the net assets of the Company, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.

Certain Material U.S. Federal Income Tax Considerations of the Redemption

The following is a discussion of certain material U.S. federal income tax considerations for our public stockholders that elect to have their common stock that are public shares redeemed for cash if the Business Combination is completed, which is referred to as the “Redemption.” The following summary is the opinion of White & Case LLP, legal counsel to CMLS III, as to the material U.S. federal income tax consequences of the Redemption, insofar as it expresses conclusions as to the application of U.S. federal income tax law.

This summary is based upon the Code, the Treasury regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek a ruling from the IRS as to any U.S. federal income tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules, including financial institutions, insurance companies, mutual funds, pension plans, S corporations, partnerships or other entities classified as partnerships or pass-through entities, or investors in such entities, broker-dealers, traders in securities that elect mark-to-market treatment, regulated investment companies, real estate investment trusts, trusts and estates, tax-exempt organizations (including private foundations), investors that hold common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes, U.S. Holders (as defined below)

that have a functional currency other than the U.S. dollar, certain former U.S. citizens or long-term residents, investors that directly, indirectly, or constructively own five percent or more (by vote or value) of common stock, “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax, governments or agencies or instrumentalities thereof, persons who received their shares of common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, and Non-U.S. Holders (as defined below, and except as otherwise discussed below), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary addresses only the federal income tax laws of the United States, and does not discuss any U.S. state or local, or non-U.S. tax considerations, any non-income tax considerations (such as gift or estate taxes), the consequences of special tax accounting rules under Section 451(b) of the Code, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary is limited to investors that hold common stock as “capital assets” under the Code (generally, property held for investment).

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds common stock, the U.S. federal income tax treatment a partner in such partnership will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding common stock, you are urged to consult your tax advisor regarding the tax consequences of a Redemption.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE REDEMPTION OF SHARES OF COMMON STOCK BY PUBLIC STOCKHOLDERS. EACH INVESTOR IN SHARES OF COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE REDEMPTION OF SHARES OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Considerations to U.S. Holders

This section is addressed to U.S. Holders of our common stock that elect to have their common stock redeemed pursuant to the Redemption. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons (within the meaning of the Code) with the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

Redemption of Common Stock

In the event that a U.S. Holder’s common stock is redeemed pursuant to the Redemption, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the Redemption qualifies as a sale of the common stock under Section 302 of the Code. Whether the Redemption qualifies for sale treatment will depend largely on the total number of shares of our stock held or treated as held by the U.S. Holder both before and after the Redemption (including any stock constructively owned by the U.S. Holder as a result of owning warrants and stock ownership attributed to such U.S. Holder under applicable attribution rules) relative to all of our shares both before and after the Redemption. The Redemption generally will be treated as a sale of the common stock (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in us or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only shares of our stock actually owned by the U.S. Holder, but also shares of our stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the warrants. Moreover, any of our stock that a U.S. Holder directly or constructively acquires pursuant to the Business Combination or the PIPE Investment generally should be included in determining the U.S. federal income tax treatment of the Redemption.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the Redemption must, among other requirements, be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the Redemption (taking into account both redemptions by other holders of common stock and the common stock to be issued pursuant to the Business Combination or the PIPE Investment). There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of our stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of our stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and the U.S. Holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The Redemption will be not essentially equivalent to a dividend if a U.S. Holder’s Redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption will be treated as a distribution and the tax effects will be as described below under “U.S. Federal Income Tax Considerations to U.S. Holders — Taxation of Distributions.” U.S. Holders of our common stock considering exercising their redemption rights should consult their tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain or Loss on Sale, Taxable Exchange, or Other Taxable Disposition of Common Stock

If the Redemption qualifies as a sale of common stock, generally, a U.S. Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its common stock so disposed of. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. A U.S. Holder’s adjusted tax basis in its common stock generally will equal the U.S. Holder’s acquisition cost less any prior distributions treated as a return of capital. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

U.S. Holders who hold different blocks of common stock (i.e., shares of common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Taxation of Distribution

If the Redemption does not qualify as a sale of common stock, the U.S. Holder will be treated as receiving a distribution. In general, any distributions to U.S. Holders generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described above under “U.S. Federal Income Tax Considerations to U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.”

Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder may constitute “qualified dividend income” that will be taxable at a reduced rate. It is unclear whether the redemption rights with respect to the common stock described in this proxy statement/prospectus may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

U.S. Federal Income Tax Considerations to Non-U.S. Holders

This section is addressed to Non-U.S. Holders of our common stock that elect to have their common stock redeemed pursuant to the Redemption. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership) that is not a U.S. Holder. The characterization for U.S. federal income tax purposes of the Redemption generally will correspond to the U.S. federal income tax characterization of the Redemption as described above under “U.S. Federal Income Tax Considerations to U.S. Holders.”

Non-U.S. Holders of our common stock considering exercising their redemption rights should consult their tax advisors as to whether the Redemption will be treated as a sale or as a distribution under the Code.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock

If the redemption qualifies as a sale of common stock, subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale of its common stock, unless:

•        the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, under certain income tax treaties, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case, unless an applicable income tax treaty provides otherwise, the Non-U.S. Holder will generally be subject to the same treatment as a U.S. Holder with respect to the Redemption, and a corporate Non-U.S. Holder may be subject to an additional branch profits tax at a 30% rate (or lower rate as may be specified by an applicable income tax treaty);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year in which the Redemption takes place and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax on the individual’s net capital gain (including any gain realized in connection with the Redemption) for the year (which gain may be offset by certain U.S.-source capital losses), even though the Non-U.S. Holder is not considered a resident of the United States; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period for the shares of our common stock, in which case, gain recognized by such holder in connection with the Redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such Redemption. There can be no assurance that our common stock is or has been treated as regularly traded on an established securities market for this purpose. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Taxation of Distributions

If the Redemption does not qualify as a sale of common stock, the Non-U.S. Holder will be treated as receiving a distribution. In general, any distributions we make to a Non-U.S. Holder of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E).

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of our common stock redeemed and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “U.S. Federal Income Tax Considerations to Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.” If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of our current and accumulated earnings and profits, the distribution will be subject to withholding at the same 30% rate discussed in the last paragraph unless a Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E).

Because (i) it may not be certain at the time a Non-U.S. Holder is redeemed whether such Non-U.S. Holder’s Redemption will be treated as a sale of shares or a distribution constituting a dividend, (ii) such determination will depend in part on a Non-U.S. Holder’s particular circumstances, and (iii) we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we or the applicable withholding agent generally will withhold tax on the entire amount of any distribution at the 30% rate (subject to reduction by an applicable income tax treaty). However, if we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. Holder, such Non-U.S. Holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.

Dividends we pay to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. federal withholding tax, provided that such Non-U.S. Holder complies with certain certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders (subject to an exemption or reduction in such tax as may be provided by an applicable income tax treaty). If the Non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments resulting from our Redemption. U.S. Holders will have to provide their taxpayer identification number and comply with certain certification requirements to avoid backup withholding. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. Backup withholding is not an additional tax. The Amount of any backup withholding from a payment to a holder may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that an appropriate claim for refund is timely filed with the IRS and the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose a 30% withholding tax with respect to certain payments on our common stock, in each case if paid to a foreign financial institution or a non-financial foreign entity (including, in some cases, when such foreign financial institution or entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding

U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. The withholding tax may apply to payments made to Non-U.S. Holders pursuant to the Redemption if the Redemption does not qualify as a sale of common stock described above. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed Treasury regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible implications of such withholding tax.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. If the FTC or the Antitrust Division makes a Second Request, the waiting period with respect to the Business Combination will be extended for an additional period of 30 calendar days, which will begin on the date on which the Company and EQRx each certify compliance with the Second Request. Complying with a Second Request can take a significant period of time. On August 19, 2021, the Company and EQRx filed the required forms under the HSR Act with the Antitrust Division and the FTC.

At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities could take such action under applicable antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. We cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result. Neither the Company nor EQRx is aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal and the ESPP Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast at the Special Meeting vote “FOR” the Business Combination Proposal. A stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

Our Initial Stockholders have agreed to vote their shares of common stock “FOR” the Business Combination Proposal. As of the record date, our Sponsor, directors and officers own approximately 20% of our issued and outstanding shares of common stock.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE
“FOR” THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 2 — THE NASDAQ STOCK ISSUANCE PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, we are asking our stockholders to approve, for purposes of complying with applicable listing rules of Nasdaq, the issuance of more than 20% of the Company’s outstanding common stock in connection with the Business Combination, including the issuances described below.

Issuance of common stock to EQRx stockholders under Merger Agreement

Subject to the terms and conditions of the Merger Agreement, each share of EQRx common stock and EQRx preferred stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion for the total consideration, with each EQRx stockholder (as applicable) being entitled to receive (collectively, clauses (i) and (ii), the “Merger Consideration”) (i)  a number of shares of CMLS III Class A common stock equal to the quotient of: (A) the product of (x) such EQRx stockholder’s total outstanding shares multiplied by the per share amount calculated in accordance with the Merger Agreement divided by (B) $10.00; and (ii) its Earn-out Pro Rata share of any Earn-Out Shares to which such EQRx stockholder is entitled pursuant to the terms of the Merger Agreement, in each case of clauses (i) and (ii), without interest, upon delivery of the documents required pursuant to the Merger Agreement. As of the Effective Time, each EQRx stockholder shall cease to have any other rights in and to EQRx and each certificate relating to ownership of shares of EQRx common stock and EQRx preferred stock, other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement), will only represent the right to receive the applicable portion of the Closing Merger Consideration.

Each share of EQRx common stock and EQRx preferred stock held in EQRx’s treasury or owned by the Company, Merger Sub or EQRx immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

The numbers of shares of Company common stock that EQRx stockholders are entitled to receive as a result of the Merger is based upon the number of shares of Company common stock, and as otherwise contemplated by the Merger Agreement shall be adjusted to appropriately reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company common stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company common stock occurring on or after the date hereof and prior to the Closing.

Following the Closing, if at any time between the 12-month anniversary of the Closing and the 36-month anniversary of the Closing (inclusive of the first and last day of such period, the “Earn-Out Period”), the Common Share Price is greater than or equal to $12.50 during the Earn-Out Period (“Triggering Event I”) or $16.50 (“Triggering Event II” and, together with Triggering Event I, the “Triggering Events”), then Company shall deliver or cause to be delivered from the Earn-Out Shares in accordance with the earn-out escrow agreement to each applicable EQRx Stockholder in accordance with such EQRx stockholder’s respective earn-out pro rata share (other than holders of Dissenting Shares, as defined in the Merger Agreement) and the Earn-Out Service Providers, in accordance with the terms of the applicable earn-out award agreement), 35,000,000 shares of New EQRx common stock upon the occurrence of Triggering Event I (the “Triggering Event I Earn-Out Shares”) and 15,000,000 shares of New EQRx common stock upon the occurrence of Triggering Event II (the “Triggering Event II Earn-Out Shares”, together with the Triggering Event I Earn-Out Shares, the “Earn-Out Shares”) (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the CMLS III Class A common stock occurring on or after the Closing), upon the terms and subject to the conditions set forth in the Merger Agreement and the other transaction agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in the Merger Agreement and the applicable earn-out award agreement.

No fractional shares of Company common stock will be issued. In lieu of the issuance of any such fractional shares and pursuant to the Merger Agreement, fractional shares that would otherwise be issued will be rounded down to the nearest whole share of Company common stock.

Upon the Closing, the former EQRx stockholders are expected to hold, in the aggregate, approximately 64.2% of the outstanding shares of the post-combination company. Refer to the pro forma post-combination company common stock issued and outstanding immediately after the Business Combination and PIPE Investment in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Issuance of common stock to PIPE Investors

In connection with the Business Combination, the Company entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, the Company agreed to issue and sell, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of common stock at $10.00 per share to the PIPE Investors, for an aggregate purchase price of $1,200,000,000.

Why the Company Needs Stockholder Approval

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities.

Additionally, pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the given trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Upon the consummation of the Business Combination, we expect to issue (1) up to 365,000,000 shares of our common stock plus up to 50,000,000 Earn-Out Shares to the EQRx stockholders in accordance with the terms and subject to the conditions of the Merger Agreement, and (2) 120,000,000 shares of our common stock in the PIPE Investment, in accordance with the terms and subject to the conditions of the Subscription Agreements. Accordingly, the aggregate number of shares of our common stock that we will issue in connection with the Business Combination will exceed 20% of both the voting power and the number of shares of common stock outstanding before such issuance, and for this reason, we are seeking the approval of our stockholders for the issuance of shares of our common stock pursuant to the Merger Agreement and the PIPE Investment.

Additionally, pursuant to Nasdaq Listing Rule 5635(a)(2), when a Nasdaq-listed company proposes to issue securities in connection with the acquisition of the stock or assets of another company, stockholder approval is required if any director, officer or substantial stockholder of such company has a 5% or greater interest, directly or indirectly, in such company or the assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock (or securities convertible into or exercisable for common stock) could result in an increase in outstanding shares of common stock or voting power of 5% or more. Nasdaq Listing Rule 5635(e)(3) defines a substantial stockholder as the holder of an interest of 5% or more of either the number of shares of common stock or the voting power outstanding of a Nasdaq-listed company. Because our Sponsor currently owns greater than 5% of common stock, our Sponsor is considered a substantial stockholder of the Company under Nasdaq Listing Rule 5635(e)(3). In connection with the PIPE Investment, affiliates of our Sponsor are expected to be issued 10,250,000 shares of CMLS III Class A common stock.

In the event that this proposal is not approved by Company stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by Company stockholders, but the Merger Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of our common stock pursuant to the Merger Agreement or the PIPE Investment, such shares of common stock will not be issued.

Vote Required for Approval

The approval of the Nasdaq Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, a Company stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Stock Issuance Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

The Sponsor and each of our officer and directors have agreed to, among other things, vote in favor of this Nasdaq Stock Issuance Proposal. As of the date of this proxy statement/prospectus, the Initial Stockholders own approximately 20% of the outstanding shares of our common stock.

This Proposal No. 2 is conditioned upon the approval of the Business Combination Proposal. If the Business Combination Proposal is not approved, this Proposal No. 2 will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS
VOTE “FOR” THE NASDAQ STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 3 — THE INCENTIVE PLAN PROPOSAL

Overview

The following is a summary description of the 2021 Stock Option and Incentive Plan (the “2021 Incentive Plan”), as proposed to be adopted by CMLS III in connection with the Business Combination. This summary is not a complete statement of the 2021 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2021 Incentive Plan, a composite copy of which is included as Annex C to this proxy statement/prospectus. Our stockholders should refer to the 2021 Incentive Plan for more complete and detailed information about the terms and conditions of the 2021 Incentive Plan.

The purpose of the 2021 Incentive Plan is to provide a means whereby New EQRx can align the long-term financial interests of its employees, consultants, and directors with the financial interests of its stockholders. In addition, our Board believes that the ability to grant options and other equity-based awards will help New EQRx to attract, retain and motivate employees, consultants, and directors and encourages them to devote their best efforts to New EQRx’s business and financial success.

Approval of the 2021 Incentive Plan by our stockholders is required, among other things, in order to: (i) comply with Nasdaq rules requiring stockholder approval of equity compensation plans and (ii) allow the grant of incentive stock options to participants in the 2021 Incentive Plan.

If this 2021 Incentive Plan Proposal is approved by our stockholders, the 2021 Incentive Plan will become effective as of the Closing Date. Approval of the 2021 Incentive Plan by the CMLS III stockholders will allow New EQRx to grant stock options, restricted stock awards, restricted stock unit (“RSU”) awards and other awards at levels determined appropriate by its board of directors or Compensation and Talent Development Committee following the closing of the Business Combination. The 2021 Incentive Plan will also allow New EQRx to utilize a broad array of equity incentives and performance-based cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the closing of the Business Combination.

New EQRx’s employee equity compensation program, as implemented under the 2021 Incentive Plan, will allow New EQRx to remain competitive with comparable companies in its industry by giving it the resources to attract and retain talented individuals to achieve its business objectives and build stockholder value. Approval of the 2021 Incentive Plan will provide New EQRx with the flexibility it needs to use equity compensation and other incentive awards to attract, retain and motivate talented employees, directors and consultants who are important to New EQRx’s long-term growth and success.

Summary of Material Features of the 2021 Incentive Plan

The material features of the 2021 Incentive Plan include:

•        Initially, the maximum number of shares of common stock that may be issued under the 2021 Incentive Plan is              shares;

•        the award of stock options (both incentive and non-qualified options), stock appreciation rights, restricted stock, RSUs, unrestricted stock, cash-based awards, and dividend equivalent rights is permitted;

•        the administrator is authorized to exercise its discretion to reduce the exercise price of outstanding stock options or stock appreciation rights or effect the repricing of such awards through cancellation and re-grants;

•        the value of all awards awarded under the 2021 Incentive Plan and all other cash compensation paid by us to any non-employee director in any calendar year may not exceed $750,000 or $1,500,000 for the year in which a non-employee director is first appointed or elected to New EQRx’s Board;

any material amendment to the 2021 Incentive Plan is subject to approval by New EQRx stockholders; and the term of the 2021 Incentive Plan will expire on the tenth anniversary of the Closing Date.

Information Regarding Equity Incentive Program

It is critical to New EQRx’s long-term success that the interests of its employees, directors and consultants are tied to its success as “owners” of the business. Approval of the 2021 Incentive Plan will allow New EQRx to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and directors, retain existing employees and directors and to provide incentives for such persons to exert maximum efforts for New EQRx’s success and ultimately increase stockholder value. The 2021 Incentive Plan allows New EQRx to utilize a broad array of equity incentives with flexibility in designing equity incentives, including stock option grants, stock appreciation rights, restricted stock awards, RSU awards, unrestricted stock awards and dividend equivalent rights to offer competitive equity compensation packages in order to retain and motivate the talent necessary for New EQRx.

If our request to approve the 2021 Incentive Plan is approved by our stockholders, New EQRx will initially have             shares, subject to adjustment for specified changes in New EQRx’s capitalization, available for grant under the 2021 Incentive Plan as of the effective time of the closing of the Business Combination. We believe that this initial pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain, and motivate employees and other participants. The number of shares of our common stock reserved under the 2021 Incentive Plan will be subject to automatic annual increases as described below.

Description of the 2021 Incentive Plan

The 2021 Incentive Plan was adopted by the Board on August 5, 2021 and will become effective, subject to stockholder approval, on the Closing Date. The 2021 Incentive Plan allows us to make equity-based incentive awards to our officers, employees, directors and consultants. The Board anticipates that providing such persons with a direct stake in New EQRx will assure a closer alignment of the interests of such individuals with those of New EQRx and its stockholders, thereby stimulating their efforts on New EQRx’s behalf and strengthening their desire to remain with New EQRx.

We have initially reserved              shares of our common stock for the issuance of awards under the 2021 Incentive Plan (the “Share Reserve”). The 2021 Incentive Plan provides that the Share Reserve will automatically increase on January 1, 2022 and each January 1 thereafter, by 5% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by the Compensation and Talent Development Committee (the “Annual Increase”). Share limits under the 2021 Incentive Plan are subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares we issue under the 2021 Incentive Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire or are otherwise terminated (other than by exercise) under each of the 2021 Incentive Plan and the EQRx, Inc. 2019 Stock Option and Grant Plan will be added back to the Share Reserve. The maximum aggregate number of shares of common stock that may be issued upon exercise of incentive stock options under the 2021 Incentive Plan shall not exceed              shares of common stock. Based solely upon the closing price of $             per public share on the Nasdaq on             , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, the maximum aggregate market value of common stock that could potentially be issued under the 2021 Incentive Plan as of the Closing is $            .

The grant date fair value of all awards made under the 2021 Incentive Plan and all other cash compensation paid by us to any non-employee director in any calendar year shall not exceed $750,000; provided, however, that such amount shall be $1,500,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to the board.

The 2021 Incentive Plan will be administered by New EQRx’s Compensation and Talent Development Committee. The Compensation and Talent Development Committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Incentive Plan. The administrator may delegate to a committee consisting of one or more officers the authority to grant awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in the 2021 Incentive Plan will be those full or part-time officers, employees, non-employee directors, and consultants of New EQRx as selected from time to time by the Compensation and Talent Development Committee in its discretion. As of the date of this proxy statement/prospectus, following the Closing, approximately             individuals will be eligible to participate in the 2021 Incentive Plan, which includes approximately             officers,             employees who are not officers,            non-employee directors, and              consultants.

The 2021 Incentive Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2021 Incentive Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of New EQRx and its subsidiaries. Non-qualified options may be granted to any persons eligible for awards under the 2021 Incentive Plan. The exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by our administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the administrator or by delivery (or attestation to the ownership) of shares of common stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price.

The Compensation and Talent Development Committee may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to cash or shares of common stock equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by the Compensation and Talent Development Committee and may not exceed ten years from the date of grant. The Compensation and Talent Development Committee will determine at what time or times each stock appreciation right may be exercised.

The Compensation and Talent Development Committee may award restricted shares of common stock and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with New EQRx through a specified vesting period. The Compensation and Talent Development Committee may also grant shares of common stock that are free from any restrictions under the 2021 Incentive Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

The Compensation and Talent Development Committee may grant cash bonuses under the 2021 Incentive Plan to participants, subject to the achievement of certain performance goals.

The 2021 Incentive Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Incentive Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2021 Incentive Plan. To the extent that awards granted under the 2021 Incentive Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In such case, except as may be otherwise provided in the relevant award agreement, all awards with time-based vesting conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event to the extent earned as determined in the Compensation and Talent Development Committee’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, New EQRx may make or provide for payment, in cash or in kind, to participants holding options and stock appreciation rights equal to the excess of the per share cash consideration in the sale event over the exercise price of the options or stock appreciation rights (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration, such option or stock appreciation right shall be cancelled for no consideration). New EQRx shall also have the option to make or provide for a payment, in cash or in kind, to grantees holding other awards in an amount equal to the per share cash consideration multiplied by the number of vested shares under such award.

New EQRx’s board of directors may amend or discontinue the 2021 Incentive Plan and the Compensation and Talent Development Committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Incentive Plan require stockholder approval.

No awards may be granted under the 2021 Incentive Plan after the date that is ten years from the effective date of the 2021 Incentive Plan.

Form S-8

Following the consummation of the Business Combination, when permitted by SEC rules, New EQRx intends to file with the SEC a registration statement on Form S-8 covering the common stock issuable under the 2021 Incentive Plan.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences of certain transactions under the 2021 Incentive Plan, which, subject to approval by our stockholders, will not become effective until the Closing. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2021 Incentive Plan. The 2021 Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Incentive Stock Options.      No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If shares of common stock issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) New EQRx will not be entitled to any deduction for federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If shares of common stock acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares of common stock at exercise (or, if less, the amount realized on a sale of such shares of common stock) over the exercise price thereof, and (ii) New EQRx will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering shares of common stock.

If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a non-qualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Non-Qualified Options.      No income is generally realized by the optionee at the time a non-qualified option is granted. Generally (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the shares of common stock on the date of exercise, and we receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares of common stock have been held. Special rules will apply where all or a portion of the exercise price of the non-qualified option is paid by tendering shares of common stock. Upon exercise, the optionee will also be subject to social security taxes on the excess of the fair market value over the exercise price of the option.

Other Awards.      New EQRx generally will be entitled to a tax deduction in connection with other awards under the 2021 Incentive Plan in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Participants typically are subject to income tax and recognize such tax at the time that an award is exercised, vests or becomes non-forfeitable, unless the award provides for deferred settlement.

Parachute Payments.      The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to New EQRx, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

New Plan Benefits

No awards have been previously granted under the 2021 Incentive Plan and no awards have been granted under the 2021 Incentive Plan subject to stockholder approval of the 2021 Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the 2021 Incentive Plan are subject to the discretion of the administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Equity Compensation Plan Information

As of December 31, 2020, CMLS III did not maintain any equity compensation plans.

Vote Required for Approval

The approval of the Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of our common stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the Incentive Plan Proposal will have no effect on the Incentive Plan Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established

The Incentive Plan Proposal is conditioned on the approval of each of the condition precedent proposals. Therefore, if each of the condition precedent proposals is not approved, the Incentive Plan Proposal will have no effect, even if approved by our stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 4 — THE ESPP PROPOSAL

Overview

The following is a summary description of the ESPP as proposed to be adopted by the Company in connection with the Business Combination. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex D. The Company’s stockholders should refer to the ESPP for more complete and detailed information regarding the terms and conditions of the ESPP. Unless the context otherwise requires, references in this summary to “we”, “us”, and “our” generally refer to CMLS III in the present tense or the post-combination company from and after the Business Combination. The ESPP will become effective as of the Closing Date, if it is approved by our stockholders.

Overview

On              , 2021, the Board adopted, subject to the approval by our stockholders, the EQRx, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”). We believe that the adoption of the ESPP will benefit the combined entity by providing employees with an opportunity to acquire shares of New EQRx common stock and will enable the combined entity to attract, retain and motivate valued employees.

Based solely upon the closing price of $            per public share on the Nasdaq on             , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, the maximum aggregate market value of the             shares of common stock that could potentially be issued under the ESPP is $            .

Summary of the Material Provisions of the ESPP

The following description of certain provisions of the ESPP is intended to be a summary only. The summary is qualified in its entirety by the full text of the ESPP, a copy of which is included as Annex D to the proxy statement/prospectus.

The ESPP includes two components: a 423 Component and a Non-423 Component. It is intended that the 423 Component qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise provided in the ESPP or determined by the Compensation and Talent Development Committee, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Shares Subject to the Plan.    An aggregate of [•] shares of common stock will be initially reserved and available for issuance under the ESPP. If our capital structure changes because of a stock dividend, stock split or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted. The ESPP provides that the number of shares reserved and available for issuance thereunder will automatically increase on January 1, 2022 and each January 1 thereafter by the least of (i) 1% of the number of shares of common stock outstanding on the immediately preceding December 31, (ii) [•] shares of common stock, or (iii) such lesser number of shares determined by the administrator of the ESPP.

Plan Administration.    The ESPP will be administered by the Compensation and Talent Development Committee, which will have full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.

Eligibility.    Any employee of New EQRx or its designated subsidiaries is eligible to participate in the ESPP so long as the employee is employed for more than 20 hours a week (or such lesser number as determined by the Compensation and Talent Development Committee prior to the applicable time) on the first day of the applicable offering period and have completed such period of service prior to the offering period as the Compensation and Talent Development Committee may require (but in no event will the required period of continuous employment be equal to or greater than two years). No person who owns or holds, or as a result of participation in the ESPP would own or hold, common stock or options to purchase common stock, that together equal 5% or more of total outstanding common stock is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase common stock of New EQRx having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Participation; Payroll Deductions.    Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage or amount of base pay to the ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. As of the date of this proxy statement/prospectus, there are approximately [•] employees who will be eligible to participate in the ESPP. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Offering Periods.    Unless otherwise determined by the Compensation and Talent Development Committee, each offering of common stock under the ESPP will be for a period of six months, which we refer to as an “offering period.” The first offering period under the ESPP will begin on such dates as determined by the administrator of the ESPP. Shares are purchased on the last business day of each offering period, with that day being referred to as an “exercise date.” The Compensation and Talent Development Committee may establish different offering periods or exercise dates under the ESPP.

Exercise Price.    On the first day of an offering period, employees participating in that offering period will receive an option to purchase shares of common stock. On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price, to the extent of accumulated payroll deductions. The option exercise price is equal to the lesser of (i) 85% the fair market value per share of our common stock on the first day of the offering period or (ii) 85% of the fair market value per share of our common stock on the exercise date. The maximum number of shares of common stock that may be issued to any employee under the ESPP in any offering period is a number of shares determined by dividing $25,000 by the fair market value of common stock on the first day of the offering period or such other lesser number of shares as determined by the Compensation and Talent Development Committee from time to time.

Subject to certain limitations, the number of shares of common stock a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the option exercise price. In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Terms of Participation.    Except as may be permitted by the Compensation and Talent Development Committee in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrolment form at least 15 business days before the beginning of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the business day following the employee’s delivery of written notice of withdrawal under the ESPP.

Term; Amendments and Termination.      The ESPP will continue until terminated by New EQRx’s board of directors. New EQRx’s board of directors may, in its discretion, at any time, terminate or amend the ESPP. Upon termination of the ESPP, all amounts in the accounts of participating employees will be refunded.

New Plan Benefits

Because participation in the ESPP is voluntary, the benefits or amounts that will be received by or allocated to any individual or group of individuals under the ESPP in the future are not determinable.

Summary of Federal Income Tax Consequences

The following is only a summary of the effect of the United States income tax laws and regulations upon an employee and us with respect to an employee’s participation in the ESPP. This summary does not purport to be a complete description of all federal tax implications of participation in the ESPP, nor does it discuss the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise be subject to tax.

423 Component of the ESPP:

A participant in the 423 Component of the ESPP recognizes no taxable income either as a result of participation in the ESPP or upon exercise of an option to purchase shares of our common stock under the terms of the ESPP.

If a participant disposes of shares purchased upon exercise of an option granted under the ESPP within two years from the first day of the applicable offering period or within one year from the exercise date, which we refer to as a “disqualifying disposition,” the participant will realize ordinary income in the year of that disposition equal to the amount by which the fair market value of the shares on the date the shares were purchased exceeds the purchase price. The amount of ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares will be a capital gain or loss. A capital gain or loss will be long-term if the participant’s holding period is more than 12 months, or short-term if the participant’s holding period is 12 months or less.

If the participant disposes of shares purchased upon exercise of an option granted under the ESPP at least two years after the first day of the applicable offering period and at least one year after the exercise date, the participant will realize ordinary income in the year of disposition equal to the lesser of (1) 15% of the fair market value of the common stock on the first day of the offering period in which the shares were purchased and (2) the excess of the amount actually received for the common stock over the amount paid. The amount of any ordinary income will be added to the participant’s basis in the shares, and any additional gain recognized upon the disposition after that basis adjustment will be a long-term capital gain. If the fair market value of the shares on the date of disposition is less than the exercise price, there will be no ordinary income and any loss recognized will be a long-term capital loss.

We are generally entitled to a tax deduction in the year of a disqualifying disposition equal to the amount of ordinary income recognized by the participant as a result of that disposition. In all other cases, we are not allowed a deduction.

Non-423 Component of the ESPP:

A participant in the Non-423 Component of the ESPP will be taxed on amounts withheld for the purchase of shares as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by New EQRx or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the exercise date, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Upon an employee’s purchase of shares under the Non-423 Component, New EQRx or its designated subsidiaries will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant. There are no U.S. federal income tax consequences to New EQRx or its designated subsidiaries by reason of the grant of rights under the Non-423 Component of the ESPP.

Vote Required for Approval

The approval of the ESPP Proposal requires the affirmative vote of a majority of the votes cast by holders of outstanding shares of our common stock represented in person or by proxy and entitled to vote thereon at the Special Meeting. Accordingly, a stockholder’s failure to vote by proxy or to vote in person at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the ESPP Proposal will have no effect on the ESPP Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established.

The ESPP Proposal is conditioned on the approval of each of the condition precedent proposals. Therefore, if each of the condition precedent proposals is not approved, the ESPP Proposal will have no effect, even if approved by stockholders.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “ Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 5 — THE CHARTER AMENDMENT PROPOSAL

Overview

Our stockholders are also being asked to adopt the A&R Certificate of Incorporation in the form attached hereto as Annex E, which, in the judgment of our Board, is recommended to adequately address the needs of the post-combination company. The Business Combination is conditioned on the approval of the Charter Amendment Proposal.

The following is a summary of the key changes effected by the A&R Certificate of Incorporation, but this summary is qualified in its entirety by reference to the full text of the A&R Certificate of Incorporation, a copy of which is included as Annex E:

•        Change the post-combination company’s name to EQRx, Inc.    Currently, the Company’s name is CM Life Sciences III Inc. If this Proposal No. 5 is approved, the Company’s name will be EQRx, Inc. The Board believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change.

•        Delete provisions relating to blank check company.    Our board of directors has determined it is recommended to eliminate provisions of our current certificate of incorporation that are specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the Business Combination. For example, these proposed amendments remove the requirement to dissolve CMLS III and instead allow us to continue as a corporate entity with perpetual existence following consummation of the Business Combination.

•        Change stock classes and increase total number of authorized shares of common stock to 1,350,000,000 shares.    Our Current Charter authorizes the issuance of 380,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock. The A&R Certificate of Incorporation authorizes the issuance of 1,300,000,000 shares of post-combination company’s common stock. As part of the transactions contemplated by the Merger Agreement, all shares of the Company’s Class B common stock shall be automatically converted on a one-for-one basis into shares of the Company’s Class A common stock, and all shares of such Company Class A common stock shall be renamed as “common stock” for all purposes under the A&R Certificate of Incorporation. Our board of directors determined that there was no longer a need to continue with two series of common stock and, therefore, the A&R Certificate of Incorporation eliminates the dual classes of our common stock as described above. The A&R Certificate of Incorporation also provides adequate authorized capital and flexibility for future issuances of common stock if determined by the post-combination company’s Board to be in the best interests of the post-combination company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

•       Increase total number of authorized shares of preferred stock to 150,000,000 shares.    The authorized but undesignated preferred stock will allow the post-combination company to discourage unsolicited and hostile attempts to obtain control by means of a merger, tender offer, proxy context or otherwise without incurring the risk, delay and potential expense incident to obtaining stockholder approval to amend the certificate of incorporation to authorize preferred stock or other defensive measures at the time of an unsolicited and hostile attempt to obtain control. Under this proposal, the post-combination company’s board of directors will have the authority, without further action by the holders of common stock, to issue up to 150,000,000 shares of preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors.

Vote Required for Approval

The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of our outstanding shares of common stock. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have the same effect as a vote “AGAINST” such Charter Amendment Proposal.

This Proposal No. 5 is conditioned upon the approval of the Business Combination Proposal, and the Nasdaq Stock Issuance Proposal If we fail to obtain sufficient votes for any of the Business Combination Proposal, the Nasdaq Proposal or the Charter Proposal, we will not satisfy the conditions to closing of the Merger Agreement and we may be prevented from closing the Business Combination. If the Business Combination Proposal or the Nasdaq Proposal is not approved, this Charter Proposal will have no effect, even if approved by our stockholders.

As of the date of this proxy statement/prospectus, our Initial Stockholders have agreed to vote any shares of common stock owned by them in favor of this proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

PROPOSAL NO. 6 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal and the Charter Amendment Proposal are approved.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Stock Issuance Proposal, the Incentive Plan Proposal, the ESPP Proposal or the Charter Amendment Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, a Company stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of the Company and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. Please see the section above entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion.

INFORMATION ABOUT THE COMPANY

General

We are a blank check company incorporated on January 25, 2021 as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, we are a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

On April 9, 2021, we consummated our IPO of 55,200,000 Units which includes the full exercise by the underwriter of its over-allotment option in the amount of 7,200,000 Units, at a purchase price of $10.00 per Unit. Each unit consists of one share of common stock, $0.0001 par value per share and one-fifth of one redeemable warrant. Each whole warrant entitles the holder thereof to purchase one share of common stock for $11.50 per share, provided that if we have not consummated our initial business combination within 24 months from the closing of the IPO, each warrant will entitle the holder thereof to purchase one share of common stock at a price of $11.50 per whole share, subject to adjustment in either case. The Units were sold at an offering price of $10.00 per Unit, generating gross proceeds of $552,000,000.

Simultaneously with the consummation of the IPO, we completed the private placement of an aggregate of 8,693,333 warrants to the Sponsor and our independent director nominees at a price of $1.50 per warrant, generating gross proceeds of approximately $13,040,000.

Upon the closing of the IPO and the private placement, $552,000,000 ($10.00 per unit) of the net proceeds from the sale of units in the IPO and the private placements was placed in the Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in the Trust Account were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by CMLS III meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by CMLS III, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account, as described below.

Initial Business Combination

The Nasdaq rules require that we must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of our signing a definitive agreement in connection with an initial business combination. Our Board has determined that the Business Combination meets the 80% test.

Redemption Rights for Holders of Public Shares

Pursuant to our Current Charter, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of common stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to CMLS III to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the balance of the Trust Account of approximately $552 million as of June 30, 2021, the estimated per share redemption price would have been approximately $10.00. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with CMLS III’s consent, until the Closing. If CMLS III receives valid redemption requests from holders of public shares prior to the redemption deadline, CMLS III may, at its sole discretion, following the redemption deadline and until the date of Closing, seek and permit withdrawals by one or more of such holders of their redemption requests. CMLS III may select which holders to seek such withdrawals of redemption requests from based on any factors it may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where it otherwise would not satisfy the closing condition that the amount in the Trust Account and the proceeds from the PIPE Investment equal or exceed $1,000,000,000.

Submission of Our Initial Business Combination to a Stockholder Vote

The Special Meeting of our stockholders to which this proxy statement/prospectus relates is to solicit your approval of the Business Combination. Unlike many other blank check companies, our public stockholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then public stockholders electing to exercise their redemption rights will not be entitled to receive such payments. Our Initial Stockholders, including our Sponsor, have agreed to vote any shares of common stock owned by them in favor of the Business Combination.

Employees

We currently have three executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed an initial business combination. We presently expect our officers to devote such amount of time as they reasonably believe is necessary to our business, and the amount of time that any other members of our management will devote in any time period will vary based on the current stage of the Business Combination process.

Management

Directors, Executive Officer and Corporate Governance.

Our current directors and executive officer are as follows:

Name	Age	Title
Eli D. Casdin	47	Chief Executive Officer and Director
Keith A. Meister	47	Chairman
Brian Emes	38	Chief Financial Officer and Secretary
Shaun Rodriguez	43	Chief Strategy Officer
Amy Abernethy	52	Director
Christian Henry	53	Director
Kwame Owusu-Kesse	36	Director
Chad Robins	46	Director
Harlan Robins	47	Director

Eli Casdin has been our Chief Executive Officer since January 2021. He founded Casdin Capital, LLC, an investment firm focused on the life sciences and healthcare industry, in November 2011 and currently serves as its Chief Investment Officer. Since July 2020 and December 2020, he has served as the Chief Executive Officer of CM Life Sciences II Inc. (Nasdaq: CMII), respectively, a blank check company. Mr. Casdin has served on the boards of directors of CM Life Sciences, Inc. and CM Life Sciences II Inc., since July 2020 and December 2020, respectively. However, Mr. Casdin, now serves on the Board of Sema4 Holdings Corp (“Sema4”), the surviving company of CM Life Sciences’ merger, as of July of 2021. Mr. Casdin holds a B.S. degree from Columbia University School of General Studies and an MBA from Columbia Business School. His qualifications to serve on our board of directors include his extensive leadership experience as an executive officer of an investment firm, his extensive public and private company directorship experience in the life sciences and healthcare sectors, and his expertise in finance, capital markets, and the biotechnology industry.

Keith Meister has been Chairman of our board of directors since January 2021. He founded Corvex Management LP, a New York based investment manager, in December 2010 and since its inception has served as its Managing Partner and Chief Investment Officer. From 2003 to 2010, Mr. Meister served as Chief Executive Officer and then Principal Executive Officer and Vice Chairman of the Board of Icahn Enterprises L.P. (Nasdaq: IEP), the primary investment vehicle for Carl Icahn. Mr. Meister currently serves on the board of directors of MGM Resorts International (NYSE: MGM), a global hospitality and entertainment company, and its affiliate Roar Digital. Mr. Meister also served as Chairman of the boards of director of CM Life Sciences, Inc., and currently serves as Chairman of the board of directors of CM Life Sciences II Inc. Mr. Meister has previously served on the Board of Directors of numerous other public companies in his career, including Yum! Brands Inc. (NYSE: YUM), The Williams Companies, Inc. (NYSE: WMB), ADT, Inc. (NYSE: ADT), Ralcorp Holdings, Inc. and Motorola, Inc. (now Motorola Solutions, Inc., NYSE: MSI/Motorola Mobility, Inc.). He is Chairman of the board of the Harlem Children’s Zone and also serves on the board of trustees of the American Museum of Natural History. Mr. Meister holds a B.A. degree in government from Harvard College where he graduated cum laude. His qualifications to serve on our board of directors include his extensive leadership experience as managing partner and executive officer of an investment firm and a diversified holding company, his extensive public company directorship experience in a variety of industries, and his expertise in finance, capital markets, strategic development, and risk management.

Brian Emes has been our Chief Financial Officer and Secretary since January 2021. Mr. Emes is also the Chief Financial Officer of Corvex Management LP, which he joined in January 2013, and the Chief Financial Officer of and CM Life Sciences II Inc., since December 2020. Mr. Emes also served as Chief Financial Officer of CM Life Sciences, Inc. from July 2020 to July 2021. Mr. Emes holds a B.S. degree in finance and marketing from Elon University’s Martha & Spencer Love School of Business, and is a licensed certified public accountant.

Shaun Rodriguez has been our Chief Strategy Officer since January 2021. Mr. Rodriguez joined Casdin Capital, LLC, in July 2015 as a Senior Research Analyst and currently serves as its Director of Life Science Research. His coverage universe at Casdin Capital, LLC focuses on life science tools, diagnostics, health technology and services, and industrial applications of biotechnology. Mr. Rodriguez has served as Chief Strategy Officer of CM Life Sciences II Inc., since December 2020. Mr. Rodriguez also served as Chief Strategy Officer of CM Life Sciences, Inc. from July 2020 to July 2021. From February 2011 to July 2015, Mr. Rodriguez served as Director and Senior Research Analyst in the healthcare equity research group of Cowen Inc. (Nasdaq: COWN), an investment bank and financial services company. Mr. Rodriguez holds a Ph.D. in biological sciences from Harvard University.

Dr. Amy Abernethy has served a member of our board of directors since August 2021. Dr. Abernethy is the President of the Clinical Research Business of Verily Life Sciences, Inc., an Alphabet Company founded at the convergence of healthcare, data science and technology, building integrated solutions to improve health. Before joining Verily in July 2021, Dr. Abernethy was Principal Deputy Commissioner and Acting Chief Information Officer of the FDA from February 2019 to April 2021. During her tenure at the FDA, Dr. Abernethy initiated multiple critical efforts including FDA’s technology and data modernization action plans and FDA’s efforts to leverage real-world data and evidence to address critical questions during the COVID-19 pandemic. From July 2014 to January 2019, Dr. Abernethy was Chief Medical Officer and Chief Scientific Officer at Flatiron Health, Inc., a healthcare technology company. Before joining Flatiron, Dr. Abernethy was Professor of Medicine at Duke University School of Medicine from November 2008 to July 2015 and Director of the Center for Learning Health Care in the Duke Clinical Research Institute from March 2012 to July 2015. She was also Director of the

Duke Cancer Care Research Program in the Duke Cancer Institute between 2008 and 2015. Dr. Abernethy received her B.A. in Biochemistry from the University of Pennsylvania and her M.D. from the Duke University School of Medicine. She also received a Ph.D. from Flinders University in Australia, focused on evidence-based medicine. Dr. Abernethy previously served on the Board of Directors of athenahealth, Inc., a software platform company offering medical practice automation and claims management services, and CareDx, Inc., a transplantation diagnostics company. Her qualifications to serve on our board of directors include her wealth of leadership experience in the medicine and pharmaceuticals.

Christian Henry has served as a member of our board of directors since our IPO in April 2021. Mr. Henry is Chairman of the Board of Pacific Biosciences of California, Inc. (Nasdaq: PACB), since 2020, Chairman of the Board of WAVE Life Sciences Ltd. (Nasdaq: WVE), since October 2017, and a director of Gingko Bioworks. Mr. Henry previously served as Executive Vice President & Chief Commercial Officer of Illumina, Inc. (Nasdaq: ILMN), an applied genomics technology company, from 2015 through January 2017, and previously served as Senior Vice President & Chief Commercial Officer from 2014 to 2015, Senior Vice President & General Manager Genomic Solutions from 2012 to 2014, Senior Vice President, Chief Financial Officer & General Manager Life Sciences from 2010 to 2012, Senior Vice President, Corporate Development & Chief Financial Officer from 2009 to 2010, Senior Vice President & Chief Financial Officer from 2007 to 2009, and Vice President & Chief Financial Officer from 2005 to 2006. Prior to joining Illumina. Inc., Mr. Henry served as the Chief Financial Officer of Tickets.com, Inc., an online ticket provider, from 2003 to 2005. From 1999 to 2003, Mr. Henry served as Vice President, Finance & Corporate Controller of Affymetrix, Inc. (acquired by Thermo Fisher Scientific in 2016). In 1997, Mr. Henry joined Nektar Therapeutics (formerly Inhale Therapeutic Systems, Inc.), as Corporate Controller, and later as its Chief Accounting Officer from 1997 to 1999. In 1996, Mr. Henry served as General Accounting Manager of Sugen, Inc. Mr. Henry began his career in 1992 at Ernst & Young LLP, where he was a Senior Accountant through 1996. Mr. Henry holds a B.A. in biochemistry and cell biology from the University of California, San Diego and an M.B.A., with a concentration in finance, from the University of California, Irvine. His qualifications to serve on our board of directors include his wealth of leadership experience in the life sciences industry and his strengths in corporate strategy, finance and operations.

Kwame Owusu-Kesse has served as a member of our board of directors since our IPO in April 2021. Mr. Owusu-Kesse is Chief Executive Officer of Harlem Children’s Zone, an anti-poverty non-profit organization, since July 2020, and previously served as Harlem Children’s Zone’s Chief Operating Officer from June 2014 to June 2020 and Senior Manager from July 2012 to June 2014. Prior to Harlem Children’s Zone, Mr. Owusu-Kesse worked as an investment banking analyst at Morgan Stanley, multinational investment bank and financial services company. Mr. Owusu-Kesse received a B.A. in economics from Harvard College, an M.B.A. from Harvard Business School, and a master’s in public policy from Harvard Kennedy School. His qualifications to serve on our board of directors include his leadership experience across private, public, and social domains and his demonstrated expertise in cross-disciplinary management and financial analysis.

Chad Robins has served as a member of our board of directors since our IPO in April 2021. Mr. Robins is Chief Executive Officer, Co-Founder and Chairman of Adaptive Biotechnologies Corp. (Nasdaq: ADPT), a commercial stage biotechnology company that aims to translate the genetics of the adaptive immune system into clinical products to diagnose and treat disease, since 2009. In addition to serving as Chairman of the Board for Adaptive Biotechnologies Corp., he also holds board positions with AltPep Corporation, AdvaMedDx, and HeadLight Technologies, Inc. Mr. Robins also serves on the executive board of Life Science Washington and the steering committee of the Coalition for 21st Century Medicine. Prior to Adaptive Biotechnologies Corp., Mr. Robins held executive-level positions in medical technology, investment and real estate companies. Mr. Robins holds an M.B.A. from The Wharton School at the University of Pennsylvania and a B.S. in Managerial Economics from Cornell University. His qualifications to serve on our board of directors include his executive leadership experience in the biotechnology industry.

Dr. Harlan Robins has served as a member of our board of directors since our IPO in April 2021. Dr. Robins is Chief Scientific Officer and Co-Founder of Adaptive Biotechnologies Corp. (Nasdaq: ADPT), since 2009. Prior to co-founding Adaptive Biotechnologies Corp., Dr. Robins served in various roles in the Computational Biology Program at Fred Hutchinson Cancer Research Center, a cancer research institute, including as an Assistant Faculty Member from 2006 to 2011, as an Associate from 2011 to April 2016, and as a Full Member and the Head of the program from April 2016 to June 2019. Dr. Robins holds a B.S. in Physics from Harvard University and a Master’s degree and Ph.D. in Physics from the University of California, Berkeley, with a visiting appointment to the California Institute of Technology. Dr. Robins received postdoctoral appointments in the particle theory group at the Weizmann Institute of Science in Israel and at the Institute for Advanced Study in Princeton, NJ. His qualifications to serve on our board of directors include his scientific expertise and experience co-founding a biotechnology company.

Board Leadership Structure and Role in Risk Oversight

The Board’s oversight of risk is administered directly through the Board, as a whole, or through its audit committee. Various reports and presentations regarding risk management are presented to the Board to identify and manage risk. The audit committee addresses risks that fall within the committee’s area of responsibility. For example, the audit committee is responsible for overseeing the quality and objectivity of CMLS III’s financial statements and the independent audit thereof. Management furnishes information regarding risk to the Board as requested.

Number and Terms of Office of Officers and Directors

Our Board consists of seven members. Our Board is divided into three classes, with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the first class of directors, consisting of Christian Henry and Dr. Harlan Robins, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Dr. Amy Abernethy, Kwame Owusu-Kesse and Chad Robins, will expire at our second annual meeting of stockholders. The term of office of the third class of directors, consisting of Eli Casdin and Keith Meister, will expire at our third annual meeting of stockholders. Subject to any other special rights applicable to the stockholders, any vacancies on our Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board that includes any directors representing our Sponsor then on our Board, or by a majority of the holders of our common stock.

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board.

Director Independence

The listing standards of Nasdaq require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins, and Dr. Robins are “independent directors” as defined in

Rule 10A-3 of the Exchange Act and the rules of Nasdaq, and Keith Meister is an “independent director” as defined in Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. All of the members of these three committees are comprised solely of independent directors in accordance with the rules of Nasdaq and the SEC.

Audit Committee

The members of our audit committee are Mr. Henry and Mr. Owusu-Kesse. Mr. Henry serves as chairman of the audit committee. Each of Mr. Henry and Mr. Owusu-Kesse meets the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and our Board has determined that Mr. Henry qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting Board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of our compensation committee are Mr. Henry, Mr. Owusu-Kesse and Dr. Robins . Dr. Robins serves as chairman of the compensation committee. Each of Mr. Henry, Mr. Owusu-Kesse and Dr. Robins  meets the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our Board with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to Board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination.

Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance are Mr. Meister, Mr. Robins and Dr. Robins. Mr. Robins serves as chair of the nominating and corporate governance committee. Each of Mr. Robins and Dr. Robins meets the independent director standard under Nasdaq listing rules and under Rule 10A-3(b)(1) of the Exchange Act.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to the Board candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the Board;

•        developing and recommending to the Board and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the Board, its committees, individual directors and management in the governance of the company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Committee Membership, Meetings and Attendance

Each of the audit committee, compensation committee and nominating and corporate governance committee of our Board is comprised entirely of independent directors.

We encourage all of our directors to attend our annual meetings of stockholders.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our Board.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Business Conduct and Ethics as an exhibit to the registration statement in connection with our IPO. You are able to review this document by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees of our Board can be provided without charge upon request from us in writing at 667 Madison Ave, New York, NY 10065, or by telephone at (212) 474-6745. If we make any amendments to our Code of Business Conduct and Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this proxy statement/prospectus or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Conflicts of Interest

Our officers have agreed to present to us all target business opportunities that have a fair market value of at least 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) prior to presenting them to any other entity, subject to any fiduciary or contractual obligations they may have. The members of our management team are not otherwise obligated to present us with any opportunity for a potential business combination of which they become aware, unless presented to such member solely in his or her capacity as a director or officer of the company. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Potential investors should also be aware of the following other potential conflicts of interest:

•        entities affiliated with Mr. Casdin own 33,185,422 shares of Series A Preferred Stock of EQRx for a purchase price of approximately $30.0 million, and 21,882,635 shares of Series B Preferred Stock of EQRx for a purchase price of approximately $60.0 million. Such preferred stock would be valued (on an as converted basis) at approximately $341.4 million, based on the current estimated exchange ratio and based on a $10.00 per share price of the CMLS III common stock in the PIPE Investment, and approximately $338.7 million, based on the current estimated exchange ratio and based on the closing sale price of the CMLS III common stock on September 30, 2021 of $9.92 per share. Such amounts do not include the 5.0 million shares of CMLS III common stock to be acquired in the PIPE Investment for $50.0 million.

•        our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of the Business Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

•        our Initial Stockholders purchased Founder Shares prior to the date of the IPO and purchased private placement warrants in a transaction simultaneous to the IPO.

•        in the course of their other business activities, our officers and directors may become aware of investment and business opportunities which may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

•        our Initial Stockholders have agreed to waive their redemption rights with respect to any Founder Shares and any public shares held by them in connection with the consummation of our initial business combination. Additionally, our Initial Stockholders have agreed to waive their redemption rights with respect to any Founder Shares held by them if we fail to consummate our initial business combination within 18 months after the closing of our IPO. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants held in the Trust Account will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable by our Sponsor until the earlier of: (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. With certain limited exceptions, the private placement warrants and the common stock underlying such warrants, will not be transferable, assignable or able to be sold by our Sponsor or its permitted transferees until 30 days after the completion of our initial business combination. Because our Sponsor and officers and directors may directly or indirectly own common stock and warrants, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

•        our Sponsor, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our Sponsor or an affiliate of our Sponsor or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such working capital loans may be convertible into additional warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants, including as to exercisability and exercise price.

The conflicts described above may not be resolved in our favor.

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•        the corporation could financially undertake the opportunity;

•        the opportunity is within the corporation’s line of business; and

•        it would not be fair to our company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Our officers and directors currently have certain relevant fiduciary duties or contractual obligations to such other entities (as well as to us). Our officers have also agreed not to participate in the formation of, or become an officer or director of, any other SPAC with a class of securities intended to be registered under the Exchange Act which has publicly filed a registration statement with the SEC until we have entered into a definitive agreement regarding our initial business combination or we have failed to complete our initial business combination within the required time period. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity’s Business	Affiliation
Eli Casdin	AbSci	Biotechnology	Director
	C2i Genomics	Biotechnology	Director
	Casdin Capital, LLC(1)	Investment manager	Chief Investment Officer
	Cedilla Therapeutics, Inc.	Biotechnology	Director
	CM Life Sciences II Inc.	Blank check company	Chief Executive Officer and Director
	DNA Script	Biotechnology	Director
	EQRx, Inc.	Biotechnology	Director
	GeneMatters, LLC	Biotechnology	Director
	Genomatica, Inc.	Biotechnology	Director
	New York Genome Center	Biotechnology	Director
	Prominex Inc.	Biotechnology	Director
	Sexton Biotechnologies	Biotechnology	Director
	Somalogic Inc	Biotechnology	Director
	Tenaya Therapeutics, Inc.	Biotechnology	Director
	Verana Health	Biotechnology	Director
	Vineti	Biotechnology	Director
Keith Meister	Corvex Management LP(1)	Investment manager	Managing Partner and Chief Investment Officer
	CM Life Sciences II Inc.	Blank check company	Chairman
	Harlem Children’s Zone	Non-profit organization	Chairman
	MGM Resorts International	Hospitality and entertainment	Director
	Roar Digital, LLC	Sports betting and online gaming	Director
Brian Emes	Corvex Management LP(1)	Investment manager	Chief Financial Officer
	CM Life Sciences II Inc.	Blank check company	Chief Financial Officer and Secretary
Shaun Rodriguez	C2i Genomics	Biotechnology	Director
	Casdin Capital, LLC(1)	Investment manager	Director of Life Science Research
	CM Life Sciences II Inc.	Blank check company	Chief Strategy Officer
	GeneMatters, LLC	Biotechnology	Director
	Invetx	Biotechnology	Director

Individual	Entity	Entity’s Business	Affiliation
	Ivexsol	Biotechnology	Director
	Prominex Inc.	Biotechnology	Director
Christian Henry	Pacific Biosciences of California, Inc.	Biotechnology	Chairman
	WAVE Life Sciences Ltd.	Biotechnology	Chairman
Kwame Owusu-Kesse	Harlem Children’s Zone	Non-profit organization	Chief Executive Officer
Chad Robins	Adaptive Biotechnology Corp.	Biotechnology	Chief Executive Officer and Chairman
	AdvaMedDx	Advocacy organization	Director
	AltPep Corporation	Biotechnology	Director
	HeadLight Technologies, Inc.	Software	Director
	Life Science Washington	Non-profit organization	Director
Harlan Robins	Adaptive Biotechnology Corp.

____________

(1)     Including with respect to one or more investment funds, clients and accounts for which such entity acts as investment advisor.

Accordingly, if any of the above executive officers or directors becomes aware of a business combination opportunity which is suitable for any of the above entities to which he or she has current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to complete our initial business combination. Our Current Charter provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and to the extent the director or officer is permitted to refer that opportunity to us without violating another legal obligation. This provision in our Current Charter did not impact our search for a business combination target.

We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm, or from an independent valuation or appraisal firm that regularly prepares fairness opinions, that such an initial business combination is fair to our company from a financial point of view.

Our Sponsor, officers and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after the offering (including in open market and privately negotiated transactions) in favor of our Business Combination.

Limitation on Liability and Indemnification of Officers and Directors

Our Current Charter provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our Current Charter provides that our directors will not be personally liable for monetary damages to us or our stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our Current Charter. Our bylaws permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Executive Compensation

In February 2021, our Sponsor transferred 25,000 founder shares to each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins. In August 2021, our Sponsor transferred 200,000 founder shares to Dr. Abernethy. None of our executive officers or directors have received any cash compensation for services rendered to us. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from the post-combination company. All of these fees will be fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to our stockholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the post-combination company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed Business Combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to our Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table is based on 55,200,000 shares of CMLS III Class A common stock and 13,800,000 shares of CMLS III Class B common stock outstanding as of August 19, 2021. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these are not exercisable within 60 days of August 19, 2021.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
CMLS Holdings III LLC (our sponsor)(3)	13,500,000	19.6%
Eli Casdin(3)	13,500,000	19.6%
Keith Meister(3)	13,500,000	19.6%
Brian Emes	—	—
Shaun Rodriguez(5)	—	—
Amy Abernethy	200,000	1.5%
Christian Henry	25,000	*
Kwame Owusu-Kesse	25,000	*
Chad Robins	25,000	*
Harlan Robins	25,000	*
All executive officers, directors and director nominees as a group (nine individuals)	13,800,000	20%

____________

(1)     Unless otherwise noted, the business address of each of the following is 667 Madison Avenue, 2nd Floor, New York, New York 10065.

(2)    Interests shown consist solely of founder shares, classified as Class B common stock. Such shares will automatically convert into Class A common stock concurrently with or immediately following the consummation of our initial business combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities.” Excludes Class A common stock issuable pursuant to the forward purchase agreements, as such shares, if any, would only be issued concurrently with the closing of our initial business combination.

(3)    CMLS Holdings III LLC is the record holder of the shares reported herein. The Board of Managers of CMLS Holdings III LLC is comprised of Eli Casdin and Keith Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings III LLC. Each of Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein.

(4)    Does not include any shares indirectly owned by this individual as a result of his indirect ownership interest in our sponsor.

*        Less than 1%.

Our Initial Stockholders beneficially own approximately 20% of the issued and outstanding common stock. Because of this ownership block, our Initial Stockholders may be able to effectively influence the outcome of all other matters requiring approval by our stockholders, including amendments to our Current Charter and approval of significant corporate transactions including our initial Business Combination.

We have no compensation plans under which equity securities are authorized for issuance.

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our Board. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

THE COMPANY’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes of the Company, included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Delaware corporation on January 25, 2021. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). Our Sponsor is CMLS Holdings III LLC, a Delaware limited liability company (our “Sponsor”).

The registration statement for our IPO was declared effective on April 6, 2021. On April 9, 2021, we consummated our IPO of 55,200,000 Units, including 7,200,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $552.0 million, and incurring offering costs of approximately $31.0 million, of which approximately $19.3 million was for deferred underwriting fees.

Simultaneously with the closing of the IPO, the Company consummated the Private Placement of 8,693,333 Private Placement Warrants at a price of $1.50 per Private Placement Warrant to the Sponsor and certain of the Company’s directors (and/or entities controlled by them), generating proceeds of approximately $13.0 million.

Upon the closing of the IPO and the Private Placement, $552.0 million ($10.00 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and were invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which will be invested only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay taxes, if any, the proceeds from the IPO and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of a business combination, and (ii) the distribution of the Trust Account as described below.

If we have not completed a business combination 24 months from the closing of the IPO, or April 9, 2023, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish the rights of public stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

As of June 30, 2021, we had approximately $1.2 million in cash, and working capital of approximately $1.1 million.

Proposed Business Combination

On August 5, 2021, we entered into a Merger Agreement with EQRx, Inc. and Merger Sub, a copy of which is included as Annex A to this proxy statement/prospectus. Pursuant to the terms of the Merger Agreement, we will acquire EQRx through the merger of Merger Sub with and into EQRx, with EQRx surviving as our wholly-owned subsidiary. In connection with the Merger, the Company will be renamed.

The Business Combination and the other transactions contemplated by the Merger Agreement were approved by the boards of directors of each of the Company and EQRx. The Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by EQRx’s and our stockholders and the satisfaction of certain other customary closing conditions.

Business Combination Consideration

At the Effective Time, each share of EQRx’s Capital Sock issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive (a) a number of shares of CMLS Class A common stock equal to the quotient of: (i) the product of (x) such stockholder’s total shares of EQRx stock (with the EQRx common stock and preferred stock (determined on an as-converted basis) included as a single class) multiplied by (y) the per share amount calculated in accordance with the Merger Agreement, divided by (ii) $10.00.

In addition, at the Effective Time, each outstanding option to purchase EQRx common stock will be exchanged for options to purchase CMLS III Class A common stock, and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of CMLS III Class A common stock calculated in accordance with the terms of the Merger Agreement.

Liquidity and Capital Resources

As of June 30, 2021, we had approximately $1.2 million in cash, and working capital of approximately $1.1 million.

Our liquidity needs prior to the consummation of the IPO were satisfied through the payment of $25,000 from our Sponsor to cover for certain offering costs on behalf of us in exchange for issuance of the Founder Shares, and access to a loan under an unsecured promissory note from the Sponsor of $156,000 (“the Note”). Subsequent to March 31, 2021, we borrowed an additional amount of $40,000, for a total of $200,000 outstanding balance under the Note. On April 9, 2021, we repaid the Note in full and borrowings under the Note are no longer available. Subsequent to the consummation of the IPO, our liquidity has been satisfied through the net proceeds from the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a business combination, our Sponsor may, but is not obligated to, provide us working capital loans. As of June 30, 2021, there were no amounts outstanding under any working capital loan.

Based on the foregoing, management believes that we will have sufficient working capital and borrowing capacity to meet our needs through the earlier of the consummation of a business combination or one year from the consummation of the IPO. Over this time period, we will and have been using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating a business combination.

Results of Operations

Our business activities since inception through June 30, 2021, consisted primarily of our formation completion of our IPO, and since the offering, our activity has been limited to identifying and evaluating prospective acquisition targets for a business combination.

For the three months ended June 30, 2021, we had a net loss of approximately $31.8 million, which consisted of approximately $151,000 in general and administrative expenses, approximately $49,000 of franchise tax expense, approximately $1.0 million of offering costs associated with the derivative warrant liabilities, $15.4 million of non-operating loss from the change in fair value of the derivative warrant liabilities, and $15.2 million of loss upon issuance of private placement warrants, partially offset by approximately $7,000 in income from investments held in the Trust Account.

For the period from January 25, 2021 (inception) through June 30, 2021, we had a net loss of approximately $31.8 million, which consisted of approximately $152,000 in general and administrative expenses, approximately $84,000 of franchise tax expense, approximately $1.0 million of offering costs associated with the derivative warrant liabilities, $15.4 million of non-operating loss from the change in fair value of the derivative warrant liabilities, and $15.2 million of loss upon issuance of private placement warrants, partially offset by approximately $7,000 in income from investments held in the Trust Account.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results

As of June 30, 2020, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and did not have any commitments or contractual obligations.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We have identified the following as its critical accounting policies:

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the IPO (the “Public Warrants”) and the Private Placement Warrants will be recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the Public Warrants issued in connection with the IPO were estimated using a Monte Carlo model. The fair value of the Public Warrants as of June 30, 2021 is based on observable listed prices for such warrants. The fair value of the Private Placement Warrants as of June 30, 2021 is determined using Black-Scholes option pricing model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021, 46,721,452 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheet.

Net Income (Loss) Per Share of Common Stock

The Company’s condensed consolidated statements of operations include a presentation of net income (loss) per share for Class A common stock subject to possible redemption in a manner similar to the two-class method of net income (loss) per common stock. Net income (loss) per common stock, basic and diluted, for Class A common stock is calculated by dividing the interest income earned on the Trust Account, less interest available to be withdrawn for the payment of taxes, by the weighted average number of Class A common stock outstanding for the periods. Net income (loss) per common stock, basic and diluted, for Class B common stock is calculated by dividing the net income (loss), adjusted for income attributable to Class A common stock, by the weighted average number of Class B common stock outstanding for the periods. Class B common stock include the Founder Shares as these common stocks do not have any redemption features and do not participate in the income earned on the Trust Account.

The Company has not considered the effect of the warrants sold in the Public Offering and Private Placement Warrants to purchase 19,733,333 shares of the Company’s Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants and the conversion of the rights into shares of common stock is contingent upon the occurrence of future events.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021 using a modified retrospective method for transition. Adoption of the ASU 2020-06 did not impact the Company’s financial position, results of operations or cash flows.

Our management does not believe there are any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, that would have a material effect on our unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

EQRX’S BUSINESS

“We,” “us,” and “our” in this section generally refer to EQRx, Inc., a Delaware corporation, and its subsidiary (collectively, “EQRx”) prior to the consummation of the Business Combination, which will be the business of the post-combination company and its subsidiary following the consummation of the Business Combination.

Unless otherwise indicated or the context otherwise requires, references in this EQRx’s Business section to “EQRx,” “we,” “us,” “our” and other similar terms refer to EQRx prior to the Business Combination and to the Company and its consolidated subsidiary after giving effect to the Business Combination.

EQRx stands for...

EQual Access.

EQuitable Pricing.

EQually Good or Better Medicines.

The EQ in EQRx stands for a lot of things. But at its heart, our name stands for our societal contract to bring the best of today's innovation to patients at radically lower prices.

EQRx Mission

Such that all can be better – patients can access and afford innovative medicines and health systems can become more financially sustainable

EQRx™

EQRx at a glance

GROWING CATALOG OF MEDICINES IN DEVELOPMENT

10+ today* → **20+** by 2022

***including 2 pre-registrational programs**

OUR CURRENT PORTFOLIO ADDRESSES

>$100B

in global Rx spend*

*Expected global net prescription drug sales in 2026

COLLABORATIONS WITH PAYERS WHO COVER

~20%

of US patient lives

RAISED

$800M

from high-quality investors

BUILT A PASSIONATE TEAM OF

200+

changemakers

#BeYouAtEQ

RECOGNIZED WITH MORE THAN

20

industry and employer awards

Note: Pre-registrational means that we have achieved our Phase 3 primary endpoints, are continuing to collect additional evidence, and are in discussions with regulatory bodies regarding filing for marketing approval.

Founders Letter

Can it be done? Should it be done? Who should do it?

In the summer of 2019, we were asking each other these questions, as we pushed and pulled at the ideas and possibilities that would ultimately become EQRx.

Can it be done?

We got to know each other working together as part of the team building Foundation Medicine to bring the insights that powerful new genomic technologies were enabling in understanding cancer and to bring the right therapies to patients that needed them. This was breaking new ground and was not an easy company to build. There was no clear roadmap of how to build this new type of business. The experience helped us see how things could be quite different and serves as one small example of how science and technology are changing some of the underpinning assumptions of how the biotech and pharmaceutical industry can work.

Personalized medicine, both in cancer treatments and beyond, promises to bring the right drug to the right patient at the right time. In diseases where we understand the molecular mechanisms of the disease, the promise is that we can develop drugs that are more likely to work, that work better in those patient populations and that can be developed more quickly because their effect size is clear. As a result, they cost less to develop. By reducing the risk prevalence that comes with chasing completely novel targets, we expect the traditionally low rate of one out of ten drug candidates being successful to be something closer to three or five out of ten.

Furthermore, today when we understand the drug target at the biophysical, biochemical, biological, and pharmacological level, we have the tools to engineer a drug candidate effectively and efficiently, to a degree that would have sounded like science fiction to us when we first got into the industry. Techniques including physics-based and machine-learning-based computation, and experimental chemistry and biology technology-enhanced acumen, mean that what we used to call drug discovery may now be more appropriately called drug engineering. And this is happening all around us, in small biotech and in pharma, in the United States, China, Europe, United Kingdom, Canada, and beyond.

Even in clinical development, the possibilities of modernization are being demonstrated all around us. For years many in the industry would talk about the potential of decentralized clinical trials, remote-monitoring, technology-enabled patient identification and recruitment, wider and more diverse participation in clinical trials, all-digital clinical trials without the mountains of paper records, the incorporation of real-world settings and real-world evidence, master trial protocols, and efficiency engineering throughout the process. Then suddenly in COVID times, we see these demonstrated in practice all around us and the results have been tremendous.

Clearly, the underpinning assumptions of our industry are changing, in a profound way. When the underpinnings of an industry change, it usually suggests that the possibility for significant new opportunities, new ways of doing things may be feasible or even necessary. Higher probability of success, lower cost of development, faster development — these things together create an equation that would be both good for patients and good business.

So, we return to the question: Can it be done? From our perspective, it is clear that in many cases one can create equally good or better new medicines at a much lower risk adjusted cost.

Should it be done?

Commercial success has become habituated to the highest possible price a novel therapy can command. There are many reasons for this, and particularly in the United States, there are many participants in the value chain who benefit from higher price. Neither of us know what the “right” price of an innovative medicine should be, as that is a philosophical question that many people may answer differently. What we do know is that as a result of high drug prices, many patients get left behind, access gets throttled and not every person who can benefit from the best science has equal access. Drug pricing controls are pervasive everywhere as health care systems struggle to contain costs, trying to be the arbiter of care. People and society want great medical innovation in therapeutics to continue, but they also want it to be sustainable. We believe that when you understand what is possible today in the creation and development of new medicines, something in how the industry works just feels out of balance, out of whack, from both what is right and what is doable.

It is clear to us that while the science and technology have moved forward by leaps and bounds, there is both an opportunity and a need to create change from within; and that if you can make equally effective or better new medicines available, and you can do it profitably, while charging much lower prices, then that is a massive business opportunity, and an important moral call to action.

Should we do it?

We have each spent many years building businesses in life sciences. One of us more on the company creation side in breakthrough therapeutics and diagnostics, the other broadly across the value chain, payer and healthcare system delivery side. Together, our experiences span from the deployment of the cutting edge of science and technology creating new medicines, to how those medicines actually get to the patients and how they are paid for. We understand how and why things work the way they do in the biotech and pharmaceutical industry today, and we are convinced that it can now be done differently. And if that is indeed possible, then doing it differently could mean a great deal to many people and to society and could also be the basis for a compelling business. We therefore had to create EQRx.

The first step was to determine whether we could assemble a portfolio at scale. It was clear that one or two therapies would not be able to deliver the needed impact. Sifting through all known drug targets covering hundreds of indications, we created our first wish list of important targets that could deliver some of the greatest health benefits, while releasing outsized pressure on payers’ and health systems’ budgets and easing individuals’ financial burden.

Second, we determined that we could not do this without partnering with those who determine access — payers, providers, health systems. In order to create a value proposition that would resonate, we knew that this would not work through incremental change — we needed radically lower pricing. We set our sights on creating a pricing model that was simple to understand, that translates globally across boundaries, and that was transparent. Logic would dictate that pricing should work that way in any industry — but this is a true departure from where we are in our industry and our proposition is truly bold.

Third, to execute against our vision and deliver on our bold mission, we needed an exceptional team that would transcend some of the typical boundaries in our industry, we needed “changemakers” who would be passionate about our bold mission and unafraid to break new ground. We needed “rebel rebuilders” from across the ecosystem including cutting-edge scientific backgrounds, experienced drug developers and experts in pricing and reimbursement who wanted to use their deep respective expertise to lead the way in creating a new model. Remarkable as it may seem, such a true team across these disciplines rarely comes together today in our industry.

And lastly, to be able to radically lower prices, yet build a profitable and compelling business, we knew we needed to have a materially lower cost structure. We determined that we needed a laser sharp focus on efficiency and a commitment to build a truly modern drug development organization. We outlined the principles that would ultimately become “our vision of modern drug development.” First, we needed to understand the core mechanistic biology of any program we would start and be convinced we could create a therapy that would be at least equally good if not better than other therapeutic options in its class. Second, we had a way to create the clinical evidence required for adoption in an efficient manner lowering risk adjusted costs from creation of the molecule to bringing it to patients by close to an order of magnitude. Third, we would shift from the costly sales and marketing heavy “push” model that the industry employed to a “pull” model from payers and providers.

With these underpinnings of building at scale, radically lower prices and truly modern drug development, we set out to “remake medicine” and create “New Pharma.” It was clear to us that we should do this!

We are both proud and humbled that at our two-year milestone, with the help, support, and belief in this vision from so many people, partners, and investors, we have already surpassed where we thought we would be at this point:

•        Assembling a portfolio, “our catalog” of medicines, of ten molecules including two pre-registrational candidates for life-threatening and chronic diseases, that represent approximately $100 billion in global spend

•        Establishing collaborations with leading drug engineering companies to help rapidly expand our early-stage pipeline of novel programs, including with Exscientia, AbCellera, and Relay Therapeutics

•        Creating unique and novel partnerships with payers and health systems who share in our mission to make innovative medicines affordable and more accessible to people around the world

•        Forming a mission advisory board consisting of world leaders from pharmaceutical research and development (R&D), research science, health economics and patient advocacy

•        Building an incredible team of some of the most experienced “drug hunters,” clinical developers, and deep value chain experts working with shared values towards a common vision

•        Assembling a passionate team of over 200 changemakers driven by a shared and common purpose to “remake medicine”

•        Creating an award-winning culture of “Be You At EQ” to attract and empower our changemakers, earning more than 20 industry and employer awards in the span of 24 months

•        Raising $800 million to date from some of the most forward-thinking, blue-chip investors including life sciences and growth funds, family offices and sovereign wealth funds, as well as strategic partners including payers and integrated delivery networks

With this transaction, we are able to further build our portfolio adding the next ten candidates to our catalog of medicines, doubling the number of programs we can bring to people with life-threatening and chronic conditions, and increasing the associated coverage to $200 billion in global spend. In addition, this transaction also helps further build our team, strengthen capabilities in our modern drug development organization, and add to our partnerships with payers and health systems. This significant infusion of capital takes us from where we are today, having already created intrinsic value in the business, to proving our commercial model in the coming years, to ultimately establishing a marketplace for innovative, affordable medicines.

At this juncture, we have already gained significant momentum. The time is now to accelerate, for “New Pharma” to become the reality that is inevitable and necessary so that we can sustainably deliver equitable access while “improving health for all with great, innovative, affordable medicines.”

Alexis and Melanie

Our mission

Our mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner.

The EQRx business opportunity

Thanks to the powerful tools and technologies of the 21st century, including genome sequencing, proteomics, and genomics, to name a few, society has made tremendous progress in elucidating the drivers of many, but not all, diseases at the molecular mechanism level. It is now possible to engineer innovative molecules around well-known targets, as evidenced by the expanding supply of innovative but overlapping drug candidates with their own intellectual property. For example, there are now 50 Bruton’s tyrosine kinase (BTK) programs and over 160 checkpoint inhibitors in various stages of development. With the proliferation of cutting-edge artificial intelligence (AI), machine-learning and technology enabled experimental drug discovery engineering platforms, this trend is expected to further accelerate leading to more rapid engineering of potential molecules against disease targets, reducing expensive failure rates and lowering costs of early development.

Yet unlike other industries where prices fall with technology advances and spur competition, prices for innovative medicines have continued to increase. In 1990, prescription drug expenditure in the U.S. totaled $40 billion. This expenditure has since increased to over $350 billion in 2020, an almost 9-fold increase, or a 7.5% year-on-year increase over the past 30 years. Global prescription drug spend has increased over 200% from 2000-2020 and over 1,500% from 1989-2020, with global drug spend in 2021 estimated to be approximately $1 trillion. Our vision is to scale our catalog from 10 programs today to more than 20 programs in 2022, covering more than $100 billion and $200 billion in global drug spend, respectively.

As the average annual cost for new cancer therapies continues to increase, many patients struggle with the physical and emotional effects of high out-of-pocket medical costs. The clinical consequences are significant, either because of lack of access to the best therapy for a patient’s disease or due to worse outcomes. A number of recent studies have shown that there is a statistically significant correlation between out-of-pocket costs and increased mortality for lung cancer patients.

In some countries, rising drug prices have led to significant second-order challenges beyond the financial burden. When compared to the United States, innovative drugs in developed ex-U.S. markets often have price tags that exceed cost-effectiveness thresholds, resulting in launch delays for safe and efficacious drugs or reduced access.

At the same time, there are opportunities to making the drug development process significantly more efficient, as has been shown during the COVID-19 pandemic; the use of master protocols, decentralized trials including leveraging novel technology and data tools for data collection, remote and mobile monitoring, to just name a few of the levers that not only lower cost and increase speed but also have a positive effect on the patient experience.

This creates the opportunity for EQRx. The potential to leverage recent scientific, technological, and medical advances to develop innovative medicines at significantly lower costs and greater speed. The potential to capture a significant share of a large and growing market by offering future innovative therapies at lower prices. At scale, this creates a massive business opportunity that heretofore, no company has attempted to pursue and that we believe EQRx is purpose-built to capture.

Time for something new — time for “New Pharma”

Our business model – “New Pharma”

So, it’s time for something new. Time for a new business model to leverage these scientific, technological, and medical advances together with a new commercial model; one based on trust and collaboration with payers and health systems, rather than one focused on adversarial negotiations. Time to focus on efficiency from inception, to create the required cost structure to sustain dramatically lower prices. Time for a model built to successfully develop and commercialize medicines at scale. It’s time for “New Pharma.”

Our “New Pharma” solution starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases. We are focused on developing programs that are innovative, branded, and patent-protected that, if approved, have potential to be equivalent or superior to other therapies in their class. Through our team of leading drug hunters, we are building our catalog through:

•        In-licensing clinical and preclinical stage programs to accelerate our business model

•        Building alliances with cutting-edge drug engineering platforms to build an earlier-stage pipeline of programs

•        Establishing partnerships with other biopharma companies to develop combination therapies

Assuming we are successful in obtaining regulatory approval, we offer our catalog of innovative medicines to payers and health systems at radically lower prices, through a simple and transparent pricing model without surprise price increases.

We are also assembling a Global Buyers’ Club by entering into long-term, trusted strategic partnerships with private and public payers, providers and health systems so they and the patients they serve can gain access to, if approved, our equally as good or better medicines at radically lower prices. We will offer simple and transparent pricing models to provide an opportunity for dramatic savings in these high-cost drug areas, while also providing broader access to important medicines for their patients in a sustainable matter. As part of this “New Deal” working collaboratively with our strategic partners, we ask that they make prescribing seamless for physicians, lower cost share for patients, and reduce utilization barriers that slow access to important medicines. We are effectively replacing the traditional “push model” through a “pull model” to drive adoption of EQRx medicines.

As a result, patients and physicians will have better options for important medicines, payers will receive greater value and we create true access and a greater customer experience for patients.

We believe that healthcare innovation must include new ways of making life-changing therapies affordable and accessible to every patient who needs them through a market-based solution. Failing to do so, could possibly result in drug pricing being addressed by regulation or legislation that could result in repercussions to innovation and competition.

We do not have any products approved for commercial sale and have not generated any revenue to date, and so may never become profitable. In addition, our business and pricing model is untested and may never be successful or generate sufficient revenue to lead to profitability. Please see the section entitled “Risk Factors — Risks Related to EQRx.”

Building a profitable business at scale

Key to building a profitable business while offering radically lower prices is a lower cost structure, building the business at scale with a relentless focus on efficiency. There are several sources of efficiencies resulting in significantly lower unit cost for our future medicines, driven both by significantly lower research and development as well as commercial expenses:

Lower research and development expenses

•        Fewer program failures:    With a focus on validated targets, where we understand the mechanism of action and the underlying biology, we expect to create greater probability of success compared to the typical biopharma model. Historical industry success rates have typically been between 10% to 20%; due to our focus on validated targets, we are anticipating success rates ranging from five to seven out of every ten EQRx clinical candidates. As a result, we do not expect to need to burden the prices of our future therapies to compensate for the costs of prior drug failures, though there can be no guarantee we achieve these success rates.

•        Focus on evidence generation to adoption:    The EQRx model emphasizes the generation of a comprehensive body of clinical data to support the adoption of its medicines, recognizing that trials intended solely for the purpose of regulatory approval often do not address issues important to prescribing decisions. These issues include establishing efficacy and safety in patient populations more typical of “real-world” practice, specific tolerability or safety questions, treatment adherence, optimization of dose and schedule, and associated medical resource utilization. While recognizing the need to secure appropriate approved indications, we expect that many of the trials we conduct to generate evidence to support adoption will be designed and executed in conjunction with prescribing physicians and associated payers, so that specific questions of relevance to the use of these medicines in established therapeutic classes can be addressed. We expect the result will be clinical evidence programs that strike a balance between studies conducted for regulatory use and those intended for physician and payer audiences, rather than programs that are heavily weighted towards traditional registrational clinical trials.

•        Efficient, modern drug development:    With an eye towards lowering drug development costs, we built a truly modern drug development organization. This includes incorporating the many ways in which incremental operational improvements can be incorporated into the end-to-end drug development process to run clinical trials better, faster, and at lower costs. We believe modern development processes that are data-science enabled will allow us to operate more seamlessly and more directly, creating less dependency on external service providers and a more direct control of the data we are generating.

Lower sales and marketing expenses

•        Streamlined, lower cost of commercialization:    In a traditional biopharma company, a significant proportion of operating costs are spent on large sales forces and marketing budgets, effectively “pushing” high-cost medicines with physicians and direct-to-consumers. We will not be building a traditional sales and marketing oriented commercial organization, rather, we expect that our ability to create greater pull-through of our medicines by our strategic partners will enable us to significantly reduce commercial costs, effectively replacing the traditional “push” model with a “pull” model.

Economics that enable “New Pharma”

Each element in this equation contributes to reducing the unit cost of bringing innovative drugs to patients at dramatically lower prices, while still maintaining reasonable margins. As illustrated in the figure below, these elements, taken together and replicated across a scaled catalog of medicines, have the potential to improve access to developing novel, high quality, patent protected medicines while simultaneously reducing systemic spend on healthcare and building a sustainable, profitable business.

Our Vision

fewer program failures

focus on evidence generation to adoption

efficient, modern drug development

+ streamlined, lower cost of commercialization

---

improved patient access to medicines	reduced systemic spend on healthcare	profitable business

Our EQRx flywheel

We believe this business model only works at significant scale. In fact, one of the reasons why a business like EQRx has not been built to date is because biotechnology companies that have only a few pipeline candidates are not at the scale necessary to generate a level of economic impact required by health systems. At the same time, “big” pharma has legacy cost structures, driven by established processes and large-scale organizations that are hard to change.

As we add therapeutic options to our catalog of medicines, we are able to create greater value for our strategic partners; and as we are adding partners to our Global Buyers’ Club, we expect to generate more opportunities to grow our catalog of medicines. This in turn means we will be able to create more and more true access for people around the world who will be able to benefit from innovative science for their chronic or life-threatening condition. This marketplace becomes more efficient over time, including adding more therapies to the catalog as other drug developers partner with us to leverage the relationships and connections with the Global Buyers’ Club already built. Over time, this creates a fly wheel, making our model sustainable and creating significant competitive advantage. The result is a sustainable engine of innovative medicines at dramatically lower prices.

Business model innovation in other industries

In the 1970s, Southwest Airlines (Southwest) disrupted the market with a single interstate route and in 2003, became the largest domestic carrier in the United States — a position it has held since. One of the founding principles of the Southwest business model was offering radically lower fares to ensure air travel no longer discriminated across socioeconomic classes. To accomplish profitability with these fares, the company would also need to sustain a radically lower cost structure, which it achieved by moving to a single type of airplane, changing the traditional hub-and-spoke network approach to point-to-point, changing turnaround time, and simplifying fares.

Today, Southwest is one of the most honored airlines in the world, known for a “triple bottom line approach” that contributes to (i) the carrier’s performance and productivity, (ii) the importance of its people and the communities they serve, and (iii) an overall commitment to efficiency and the planet. The success of this business model is demonstrated by over 40 consecutive years of profitability, prior to the COVID-19 pandemic, making it the only U.S. airline that can make that claim.

We believe there are parallels between Southwest’s business model and ours. We aim to remake a large, incumbent industry, democratizing access to innovative medicines through lowering prices and increasing access and transparency. We aim to operate profitably while also caring for our patients, our people, our partners, and the healthcare system ecosystem.

In another more recent example, Netflix has disrupted the media and entertainment industry and we believe there are some parallels across our business model. Netflix initially introduced a low cost offering with known high-quality content, conveniently delivered against the existing cable carriers. Traditional cable networks forced viewers to overpay as cable carriers would strategically package content to force customers to purchase bigger and more comprehensive cable packages in order to gain access to the content they wanted. Simply put, customers were being overcharged for what they wanted to subsidize the content that yielded lower demand. Netflix initially delivered content generated by other producers in a more transparent, simple, convenient format. Eventually, Netflix became a content creator and marketplace for its own and others’ content, maintaining a low, simple to understand subscription-based pricing model delivering content conveniently and at scale. Netflix democratized viewable content.

Our intent is to create a marketplace with a low, transparent pricing model expanding access to innovative medicines for everyone.

Our business and pricing model is untested in the pharmaceutical industry, and there can be no assurance that our business model will achieve market acceptance or be able to compete effectively in the pharmaceutical industry or generate sufficient revenue to lead to profitability. Please see the section entitled “Risk Factors — Risks Related to EQRx.”

Our passionate team of changemakers

EQRx was founded on the premise of EQuity, EQuality, and EQual access to medicines for everyone who needs them. We have built a passionate team who are working relentlessly towards advancing our mission.

Our Rebel Rebuilders

To achieve our vision, we have brought together some of the best minds and executors across a range of disciplines, “Rebel Rebuilders” as we like to say, who are often not assembled in a single team. These are industry experts who know how the system works, with the experience, intimate knowledge, and collaborative spirit needed to work together to change the system from within.

These are the best in their respective disciplines:

•        Drug hunters that know how to identify and create excellent molecules, such as Carlos Garcia-Echeverria, Ph.D., our Chief of Rx Creation, who brings deep expertise across platforms, modalities, and therapeutic categories including cutting-edge digital technologies, is an inventor on 45 patents and most recently, as chief operating officer of research and global head of research platforms, established Sanofi’s research strategy. It also includes advisors Christoph Lengauer, Ph.D., who has close to 10 approved drugs to his credit, held leadership positions at Novartis, Sanofi, Blueprint Medicines, and was the founder of multiple innovative companies in therapeutics and diagnostics including Thrive Earlier Detection; Alan Huang, Ph.D. who is a recognized leader in translation research and target discovery, prior leadership roles at NIBR, deep China connections, and currently Chief Science Officer of Tango Therapeutics.

•        Drug developers and regulatory experts that can devise the most efficient clinical development path to generating clinical evidence required for adoption, such as Eric Hedrick, MD, who helped lead development for a number of impactful cancer medicines, including Rituximab, Avastin, Imbruvica, and Brukinsa. Eric has specific expertise in the development of best-in-class oncology agents and in the generation and use of clinical trials data from China in support of global regulatory submissions; and Christian Antoni, M.D., Ph.D., who was part of the first anti-TNF program development and led the development of major drugs in chronic autoimmune diseases. It also includes Sandra Horning, MD, who is an EQRx co-founder, serves on our Board of Directors and our Mission Advisory Board, who has served as chief medical officer and global head of product development at Genentech Roche where she helped bring 15 new medicines to patients across disease areas spanning cancer, multiple sclerosis, influenza and blindness.

•        Our “Rebel Rebuilders” also include some of the most experienced health tech assessors, payer and health system leaders, and population health experts to establish new population health deals with our growing Global Buyers’ Club. These include advisors Sir Andrew Dillon who served as CEO of NICE until 2020, David Joyner who was executive vice president sales & marketing at CVS Health and Kent Rogers, our Chief Customer Officer, who was most recently responsible for formulary and procurement contracting with pharmaceutical manufacturers for United Health Group’s commercial and government programs. It also includes out co-founder, Peter Bach, M.D., who, as the former Director of Health Policy & Outcomes for Memorial Sloan Kettering, has often been an outspoken advocate for policy reform and has provided input and perspective on numerous pricing and reimbursement policy proposals.

Alexis Borisy
Founder & Fmr CEO @ FMI, Blueprint & Relay, Fmr Partner @ Third Rock Ventures

Melanie Nallicheri
Fmr CBO @ FMI, SVP Strategy @ McKesson

Jami Rubin
Fmr Equity Analyst & Banker @ Goldman Sachs & PJT Partners

Rebel Rebuilders that bridge both worlds

To build our portfolio, we have **Drug Hunters**

Christoph Lengauer
Partner @ Third Rock Ventures, Fmr CSO @ Blueprint

Carlos Garcia-Echeverria
Fmr COO of Research @ Sanofi, Fmr Exec Dir Oncology Drug Discovery Head @ Novartis

Alan Huang
CSO @ Tango Therapeutics, Fmr Head of Onc Research @ Novartis

and **Drug Developers**

Eric Hedrick, MD
Fmr Chief Advisor @ BeiGene, Fmr Medical Director @ Genentech

Vince Miller, MD
Fmr CMO @ FMI, Physician @ MSKCC

Christian Antoni, MD, PhD
Fmr SVP Development @ LEO Pharma, Sanofi & Novartis

and **Regulatory Experts**

Mike Doherty
Fmr Head Regulatory @ FMI & Roche

Dan Hoey
Fmr SVP Supply Chain @ Teva & Merck

To build our Global Buyers' Club, we have **Health Tech Assessors**

Sir Andrew Dillon
Fmr CEO @ NICE

Brian O'Rourke
Fmr CEO @ CADTH

Finn Boerlum Kristensen
Fmr CEO @ EUnetHTA

and **Payer & PBM Leaders**

Peter Bach, MD
Fmr Director Health Policy & Outcomes @ MSKCC

David Joyner
Fmr EVP @ CVS Health & Caremark

Kent Rogers
Fmr SVP @ OptumRx

and **Population Health Expert**

Clive Meanwell
Founder & Fmr CEO @ The Medicines Company, Chairman @ Population Health Partners

To bring it all together, we have **Industry Experts**

Robert Forrester
Fmr CEO @ Verastem Oncology, CFO/COO @ Forma, Coley, & CombinatoRx

Rona Anhalt
Fmr VP HR @ Celgene & Novartis

Rich Buckley
Fmr VP of Global Corporate Affairs @ AstraZeneca

○ Founder ★ Advisor

Our founders include Alexis Borisy, co-founder, current Chief Executive Officer and Chairman of the Board, who carries a distinguished track record as a company builder. Of the 13 companies where he has been a Founder, Chairman, founding CEO, and/or founding investor, nine have been publicly listed and two have been acquired for $2 billion and $5 billion respectively; and at Third Rock Ventures where, as a General Partner for a decade, he and his partners invested in dozens of innovative life science companies. Alexis has over 25 years of experience as a visionary founder of innovative and ground-breaking life science companies.

Melanie Nallicheri, co-founder, current President and Chief Operating Officer, and incoming Chief Executive Officer, is an accomplished leader and executive with decades of experience across the biopharma and payer value chain. She was previously Chief Business Officer and Head of Biopharma at Foundation Medicine, SVP of Corporate Strategy and Business Development at McKesson, and carries nearly two decades at Booz & Company advising leading biopharma companies and payers, integrated delivery networks and PBMs. Her experience and relationships span many aspects of the biotech, diagnostics, distribution and payer value chain including the associated economics of drugs.

As a further testament to our company and mission, we have also established a Mission Advisory Board, comprised of the individuals below. Each brings world-leading expertise across key aspects of our business, lends credence to our efforts to build a world-class and new type of pharma company, and provides strategic input to further advance our mission. These deeply experienced, distinguished leaders represent some of the greatest successes in pharmaceutical R&D, strongest commitments to science and clinical advancement, and patient advocacy as well as deepest connectivity with leading academic institutions, payers and regulators.

Our people and culture

To build our company at scale, we employ over 200 ‘changemakers’ today, committed to advancing our mission and contributing to our strong culture. We have a tremendous focus on execution, “GSD” or “Getting Stuff Done” and celebrate “Be you at EQ,” which encourages bold and creative thinking, transparency, trust, and collaboration in everything we do. While we are only two years old, we have won over 20 industry awards to date, including awards for Best Company Culture and Best Company Leadership team, and we have been recognized for our commitment to diversity with our majority female workforce. We are tremendously proud of the recognition we have received for our people and culture.

Our Board of Directors

Our Board of Directors includes industry leaders and veterans, company builders and investors across life sciences, technology/data, life sciences and healthcare. They have been invested in our mission since our inception and we are grateful for their ongoing guidance and support.

Our investors

We are supported by a top-tier investor base that includes leading life science specialists, world-class mutual funds and private equity funds, sovereign wealth and family offices, and market-leading payers and health systems that cover more than 20% of insured lives in the United States. We are proud of this diversified group of investors, which includes many of our strategic partners and customers. In building our company, we have capitalized our business with $800 million to date from this blue-chip syndicate of long-term oriented, preeminent investors, sharing our enthusiasm for our mission and our long-term goals to build “new pharma” at scale.

Our competitive advantage

Our business is built around several core tenets and capabilities that will enable us to create “New Pharma” through patient-focused drug engineering, modern drug development and business model innovation, and sustain our competitive advantage over time. The biopharma industry, increasingly complex and burdened by legacy business models, needs a purpose-built solution and incumbents will be unwilling or unable to replicate our business model. At the same time, new market entrants may find it difficult to replicate the people, assets, and capabilities that we have assembled at the scale required.

•        We have assembled a team of world-class drug hunters and developers.    Our team, with decades of experience across platforms and modalities, including cutting-edge life and data science tool knowledge, continues to be instrumental in identifying targets and assets that, if approved, have the properties to be equally good or better than competing medicines, acquiring them at attractive prices and creating an efficient development path for regulatory approval and adoption.

•        We have quickly built a pipeline to accelerate our business model.    Since starting operations in in the fall of 2019, we have already assembled a pipeline of more than 10 programs, including two that are pre-registrational, with three additional clinical-stage programs and several undisclosed pre-clinical and drug engineering programs. The current portfolio alone represents therapeutic classes and indications that cover $100 billion in global 2026 specialty spend.

•        We are establishing innovative strategic partnerships with payers and health systems globally.    These partnerships, forged by our team with deep expertise and relationships across the payer, provider and integrated delivery network landscape, form the basis of our “Global Buyers’ Club” — a collection of customers with aligned incentives and deep engagement. These collaborations are rooted in transparency, trust and a shared vision of value. Assuming we obtain the necessary regulatory approvals, we plan to leverage this platform to commercialize our medicines, removing costs from the system, providing quantifiable value to our partners and patients.

•       We are building a purpose-built business model at scale.    With our novel business model, a “first mover advantage” building scale rapidly, can become a competitive moat, successively more difficult to replicate over time as we expand our catalog of medicines, build out our Global Buyers’ Club, and generate greater savings for payers and patients.

Building a catalog of affordable medicines

Our growing catalog of medicines is targeting therapeutic classes, like oncology and immune-inflammatory diseases, and including indications such as lung cancer, breast cancer, rheumatoid arthritis or psoriasis, that are creating the highest-cost burden to patients and society. These include drug classes with therapies available to patients today that are pressuring healthcare budgets as well as classes of medicines that are anticipated to be blockbusters adding further cost pressure in new and evolving drug classes in the future. The targets we select generally still have multiple years of patent protection securing high prices and large revenues of incumbents before generic entry is anticipated potentially lowering prices. It is in these drug classes, with multi-billion spend and multi-year protection, that we have the opportunity to generate the greatest economic impact and significant savings for our payer and health system partners.

Equally importantly, we need to be convinced that we can create a potential therapy that, if approved, would be equally good or better than competing medicines. A strong efficacy and safety profile along with a significantly lower price creates the opportunity to be included as a therapy option and to be able to capture meaningful market share.

A final selection criterion for inclusion into our portfolio is to have an understanding of the mechanism of action and the underlying biology of disease. This results in a significantly larger probability of technical success, and while it does not eliminate all risk, the probability of success is likely six to seven out of ten as opposed the industry standard one to two out of ten.

With these criteria in mind, we have rapidly assembled a catalog of more than 10 drug programs, initially through in-licensing efforts and more recently through drug engineering collaborations, since commencing operations in late 2019. Our initial focus has been in oncology and immune-inflammatory diseases, and includes both small molecules and biologics, with five disclosed clinical-stage programs, two of which are pre-registrational, and several undisclosed pre-clinical and drug engineering programs.

PROGRAM
PRECLINICAL AND DISCOVERY
PHASE 1
PHASE 2
PHASE 3
Aumolertinib (EGFR)
PRE-REGISTRATIONAL*
Sugemalimab (PD-L1)
PRE-REGISTRATIONAL*
Lerociclib (CDK4/6)
EQ176 (formerly CS1003) (PD-1)
EQ121 (JAK1)
Additional undisclosed preclinical and discovery programs targeting large oncology and immune-inflammatory indications

Note: Pre-registrational means that we have achieved our Phase 3 primary endpoints, are continuing to collect additional evidence, and are in discussions with regulatory bodies regarding filing for marketing approval.

Note: We have in-licensed all programs in our clinical pipeline to-date and continue to work with our development partners to transfer sponsorship of the INDs to us, as appropriate. To date, we have assumed sponsorship of three INDs, including one for aumolertinib and two for sugemalimab. Additionally, we continue to work with the U.S FDA on submitting additional INDs as we work to advance our programs through clinical trials.

Our two pre-registrational programs include:

•        Aumolertinib (EQ143) is a third-generation epidermal growth factor receptor (EGFR) inhibitor, in-licensed from (Shanghai) Healthtech Co., LTD and Jiangsu Hansoh Pharmaceutical Group Company LTD (collectively, Hansoh) in 2020. Aumolertinib has demonstrated clinical activity in late-stage clinical trials in initial treatment of patients with EGFR mutant NSCLC, and in treatment for patients with EGFR-mutated non-small cell lung cancer (NSCLC) who have developed resistance after treatment with a first-generation EGFR inhibitor. Clinical trials for aumolertinib have treated over 700 patients, and aumolertinib has marketing approval in China for the treatment of patients with EGFR-mutated NSCLC who have developed resistance after treatment with a first-generation EGFR inhibitor.

•        Sugemalimab (EQ165, also known as CS1001) is an anti-programmed death-ligand 1 (PD-L1) antibody, in-licensed from CStone Pharmaceuticals (CStone) in 2020. Sugemalimab has demonstrated strong clinical activity in Phase 3 clinical trials in the treatment of Stage III and Stage IV NSCLC, respectively. We believe that sugemalimab is the only immune checkpoint inhibitor which has demonstrated positive Phase 3 results in broadly defined Stage III and Stage IV patient populations, including in patients with Stage III disease treated with either concurrent or sequential chemoradiotherapy. In clinical trials with sugemalimab, over 1,600 patients have been treated either as monotherapy or in combination with other therapies. In addition, sugemalimab is currently being investigated in a variety of solid tumors and lymphomas and has received Breakthrough Therapy Designation (BTD) in the U.S. and China for the treatment of patients with relapsed or refractory extra-nodal natural killer/T-cell lymphoma (R/R ENKTL).

Based on internal market research, the EGFR inhibitor market is anticipated to reach an expected $10 billion in global drug spend by 2026. Further, the PD-1/PD-L1 market for our initial indications including NSCLC, gastric cancer and esophageal cancer is expected to reach $30 billion in global drug spend by 2026. Taken together, our aumolertinib and sugemalimab programs are targeting an expected $40 billion drug spend, with the immunotherapy drug class expected to see an incremental $20 billion in drug spend in 2026 beyond our initial indications. We are in ongoing discussions with several regulatory bodies for our lead programs, and we anticipate our first regulatory filings will occur in the second half of 2022. As we continue our ongoing discussions with regulatory authorities, we should have more clarity on our regulatory requirements and filing timelines.

Our other programs in our growing pipeline include clinical and pre-clinical stage assets in both oncology and immune-inflammatory diseases:

•        Lerociclib (EQ132) is a novel, oral, potent, and selective small molecule cyclin-dependent kinase (CDK) 4/6 inhibitor, which has been demonstrated in a Phase 1 clinical trial in patients with metastatic breast cancer to be highly active in combination with estrogen receptor antagonists, with a tolerability profile that allows for continuous uninterrupted dosing, as opposed to other approved CDK4/6 inhibitors. Lerociclib is entering two Phase 3 clinical trials in China for the treatment of metastatic breast cancer patients.

•        EQ176 (also known as CS1003) is an anti-programmed death-1 (PD-1) antibody and is being evaluated in an ongoing global Phase 3 trial for the treatment of patients with primary liver cancer.

•        EQ121 is a novel, highly selective janus kinase-1 (JAK1) inhibitor that is currently in multiple Phase 1 trials.

•        Additional undisclosed preclinical programs targeting large oncology and immune-inflammatory indications.

In order to rapidly assemble our portfolio, our initial assets were all in-licensed from biopharma companies around the world. Now, with a well-balanced portfolio of late-stage, mid-stage and preclinical assets, we have the opportunity to create our own molecules. We have entered into multiple drug engineering collaborations with cutting-edge technology platform companies including leading technology enabled experimental platforms, machine-learning computational platforms and physics based computational platforms, to efficiently engineer molecules against well-specified targets for important chronic and life-threatening conditions. We have recently announced three such collaborations with Exscientia and Relay Therapeutics for the engineering of small molecule therapeutics and AbCellera for the engineering of antibody therapeutics.

Our vision is to scale our catalog from more than 10 programs today covering $100 billion in global specialty drug spend to more than 20 programs in 2022, estimated to address over $200 billion of global drug spend by 2026, with plans to continue to grow our pipeline to over 50 programs by the latter half of this decade and the beginning of the next decade through a mix of in-licensing, drug engineering collaborations and working with partners that will use our drugs and drug candidates in combination with their experimental medicines.

Our Global Buyers’ Club

If our catalog of medicines represents our total addressable market, our ability to make our medicines available to patients and to capture share in those markets is through strategic partnerships with our Global Buyers’ Club. The objectives of setting up these transparent, engaging, open, and trusted strategic partnerships is to improve access to important, new medicines, lowering patient out-of-pocket burden and to lower pharmacy spend for payers, providers and integrated delivery networks.

Overview of the “New Deal”

We will enable those goals through radically lower pricing compared to market-leading medicines. In this “new deal” that we are offering our strategic partners, we are asking them to help us achieve the following objectives:

•        Reduce administrative hassles for physicians to prescribe and/or administer our medicines.

•        Make medicines more affordable for patients, through the elimination or reduction of patient out-of-pocket costs

•        Ensure market adoption through “pull-through” efforts instead of traditional, expensive “push models”

This level of transparency and engagement between a manufacturer and a payer is unprecedented in the biopharma industry. Our goal is to rebuild trust with payers, providers and health care systems as true partners, creating a new level of access and collaboration that is needed to drive change together from within the industry.

Progress assembling the Global Buyers’ Club

Today, we have partnerships in place with strategic partners that cover approximately 20% of the 300 million insured lives in the United States and are in discussions with the next 25 or more payers covering ~50% of U.S. lives. Importantly, many of these current and potential partners are also investors in EQRx.

Outside of the United States, we are in discussions with eight countries that represent more than 200 million lives, with the next wave of markets representing an additional 300 million lives. In certain countries in the Middle East, Turkey, and Africa, we are in late-stage negotiations with a potential commercial and distribution partner.

We are working diligently to engage with potential future members of our Global Buyers’ Club in a dialog around shared goals of lowering the cost burden on patients, making innovative medicines more accessible, and reducing total drug costs to keep health budgets sustainable.

We expect that our future Global Buyers’ Club will ultimately be comprised of a range of private and public payers, including health insurance organizations, pharmacy benefit managers, integrated delivery networks, single payer systems and public payer organizations as well as health systems and clinical practice across geographies.

Our stages of growth

We have already created significant value in our short existence, and we expect to incur rapid growth and create value for patients and customers in three key stages:

•        2021 — 2022:    Our valuation is anchored by our two pre-registrational assets.

•      Our two late stage pre-registrational assets, aumolertinib and sugemalimab, for which we have recently announced positive Phase 3 results, currently anchor our enterprise valuation. We are in ongoing discussions with regulatory bodies across multiple geographies for these lead programs.

•      Behind our lead assets are three mid-stage programs including our PD-1, CDK4/6, and JAK-1 programs, as well as several other non-disclosed pre-clinical assets, creating additional opportunity for future value creation. In addition, we have signed drug engineering collaborations with Exscientia, AbCellera and Relay Therapeutics to create additional molecules against pre-specified targets with well-defined profiles to further build out our portfolio.

•      In parallel with our drug development efforts, we have collaborative relationships in place with initial strategic payer and integrated delivery network partners covering approximately 20% of US covered lives and are in advanced conversations with non-US single payer government systems that can serve as the foundation for the creation of our Global Buyers’ Club.

•        2023 — 2028:     Delivering first commercial proof points.

•      We expect to launch our first wave of drugs — aumolertinib and sugemalimab — on a global basis and begin to generate significant revenue.

•      Later in the decade, we expect to introduce our second wave of medicines generating additional substantial revenue and delivering greater value to our strategic partners through savings and greater options to patients.

•      We expect to sign commercial agreements with a significant number of private and public payers and health system partners in the United States and globally.

•      At this point, these proof points would validate New Pharma as an innovative, purpose-built business model that offers high quality, innovative drugs at lower prices through our new payer partnerships.

•      While delivering our first proof points, we anticipate that we would continue to grow our pipeline of in-licensed programs, drug engineering collaborations, and combination partnerships, as we aim to access new targets and franchises, further adding to our catalog of medicines.

•        2029 and beyond:    Marketplace established and flywheel in full motion.

•      We expect to have significant commercial volume passing through our marketplace as members of our Global Buyer’s Club, including U.S. and international payers and providers, have access to our deepening catalog of medicines across multiple therapeutic areas.

•      With our marketplace fully established, we expect to demonstrate meaningful savings to healthcare systems, reinforcing the value of our new business model to the Global Buyer’s Club. We would expect this would generate further demand to access our catalog and include more medicines into the catalog. We expect to provide a deep catalog of programs across multiple therapeutic areas, coupled with an expansive list of commercial agreements.

•      We also foresee opportunities for other innovators to place their medicines into our marketplace, which allows them to leverage our purpose-built business model and access our Global Buyers’ Club. We expect the combination of a growing catalog of drugs with trusted, strategic partnerships to create mutually reinforcing flywheel effect, encouraging more innovators to join our marketplace, generating compounding value for all stakeholders, and driving our growth into the next decade.

Additional information on our pipeline programs

Our pre-registrational programs

Aumolertinib (EQ143) for the treatment of adjuvant and first-line (1L) EGFR-mutated NSCLC

We are developing aumolertinib, a novel, irreversible, third generation epidermal growth factor receptor tyrosine kinase inhibitor (EGFR TKI) for the treatment of EGFR-mutated NSCLC. In July 2020, we in-licensed the exclusive development and commercialization rights of aumolertinib globally, excluding Greater China, from Hansoh Pharmaceuticals (Hansoh). Hansoh retains rights to aumolertinib in Greater China, where it is approved by the NMPA of China for second-line (2L) treatment of patients with metastatic EGFR-mutated NSCLC who have developed resistance after treatment with a first-generation EGFR inhibitor.

Based on the clinical data generated to date with aumolertinib, recent pivotal trial results, and commercial approval in China, we believe that aumolertinib has demonstrated clinically meaningful activity and an encouraging tolerability profile for patients with EGFR mutated NSCLC, a market expected to double in the next five years to $10 billion. From in-licensing through potential approval, we anticipate we will have spent less than $200 million in expenses, and recent payer discussions suggest strong receptivity for a differentiated therapy option for patients in this space.

As of July 31, 2021, aumolertinib clinical trials, sponsored by Hansoh and conducted in China, have treated over 700 patients including:

•        The pivotal, Phase 3 randomized trial in the initial treatment of Chinese patients with locally advanced (Stage IIIB) or metastatic (Stage IV) NSCLC harboring sensitizing EGFR mutations (n=429). The trial compared aumolertinib 110 mg once daily (n=214) to gefitinib 250 mg once daily (n=215). The trial met its primary endpoint of improvement in progression-free survival (PFS).

•        The pivotal, Phase 2b open-label, single-arm trial in Chinese patients with metastatic EGFR-mutated NSCLC who had developed resistance to a first-generation EGFR inhibitor (EGFR T790M mutation-positive NSCLC) (n=244). Results demonstrated that aumolertinib met the primary endpoint of ORR and was well-tolerated. These data supported the approval by the NMPA in China for the treatment of patients with metastatic EGFR T790M mutation-positive NSCLC who had failed a first-generation EGFR TKI.

•        Phase 1 trials consisting of two components: a Phase 1a dose escalation phase (n=26) and a Phase 1b dose expansion phase (94 patients), with patients in China, the United States, Australia, and Korea. The results demonstrated predictable pharmacokinetics and established the basis for the clinical activity and tolerability profile subsequently confirmed in pivotal trials.

In February 2021, our partner, Hansoh, disclosed topline results of its Phase 3 trial which demonstrated that aumolertinib met its primary endpoint of improvement of PFS in 1L treatment of patients with locally advanced (Stage IIIB) or metastatic (Stage IV) EGFR-mutated NSCLC. Key secondary endpoints included overall survival (OS), overall response rate (ORR), duration of response (DoR), disease control rate (DCR) and depth in response (DepOR). Additional results from the trial, presented at the American Society of Clinical Oncology (ASCO) 2021 Virtual Annual Meeting, demonstrated that aumolertinib has potential to provide significant benefits as initial treatment for patients with locally advanced or metastatic EGFR-mutated NSCLC. Highlights from the trial include:

•        The median PFS, as evaluated by investigators, was estimated at 19.3 months for aumolertinib versus 9.9 months for gefitinib with a hazard ratio of 0.46 (Log-rank p-value < 0.0001). The effect of aumolertinib on overall survival will be available at a future timepoint when these data are mature.

•        At a one-year landmark, 69 percent of patients treated with aumolertinib were free of disease progression compared to 46 percent of patients treated with gefitinib.

•        Improvement in PFS in patients who received aumolertinib over gefitinib was observed across relevant subgroups of patients, including those with brain metastases.

•        Aumolertinib was generally well-tolerated and adverse events resulting in patients temporarily stopping or discontinuing treatment were less common with aumolertinib than with gefitinib.

•        Treatment-related adverse events (AEs) were reported in 92.1% and 95.8% of patients treated with aumolertinib or gefitinib, respectively. Treatment-related severe (Grade 3 or higher) AEs were reported in 20.1% and 26.5% of patients treated with aumolertinib or gefitinib, respectively. Treatment-related serious AEs were reported in 4.2% and 11.2% of patients treated with aumolertinib or gefitinib, respectively. In terms of adverse events related to the inhibition of wild-type EGFR, both rash (23.4% vs 41.4%) and diarrhea (16.4% vs 35.8%) were less commonly observed with aumolertinib versus gefitinib treatment. Conversely, elevations in creatine phosphokinase were more common with aumolertinib but were not associated with clinical consequences such as kidney or cardiac damage.

In August 2021, we initiated an open-label clinical trial to evaluate the comparative pharmacokinetics of aumolertinib following oral single dose administration in adult healthy volunteers of different racial and ethnic populations, for the purpose of establishing whether aumolertinib pharmacokinetics are sensitive to ethnicity. Such determination will be critical to the acceptance of the aumolertinib clinical trials data by various regulatory authorities outside of China. We anticipate enrolling approximately 45 participants to this trial in the United States and in New Zealand and expect the study to be completed by the end of 2021. This study, together with the Phase 3 trial results, should support ongoing regulatory discussions and global expansion of access to aumolertinib in multiple countries for the initial treatment of patients with locally advanced or metastatic EGFR-mutated NSCLC.

Our partner, Hansoh, is also conducting an ongoing Phase 3 registrational study in China assessing the effects of aumolertinib versus placebo as adjuvant therapy in patients with surgically resected Stage II-IIIB EGFR-mutated NSCLC. We expect to use the results of this trial to support regulatory discussions on expanding the addressable patient population for aumolertinib.

As part of our differentiated business model and collaboration agreements with payers, we also intend to conduct additional clinical trials to generate evidence to support the adoption of aumolertinib in multiple geographies across the globe.

Sugemalimab (EQ165) for NSCLC and other cancers

We are developing sugemalimab, a monoclonal antibody targeting programmed death-ligand 1 (PD-L1), for the treatment of NSCLC, with Phase 3 clinical trials in both metastatic Stage IV and locally advanced/unresectable (Stage III) disease, as well as additional solid tumors and hematologic malignancies. Authorized by a company based in the United States, Ligand Pharmaceuticals Inc. (NASDAQ: LGND), sugemalimab was developed using the OmniRat® transgenic animal platform, which can generate fully human antibodies in one stop. In October 2020, we in-licensed the exclusive development and commercialization rights of sugemalimab globally, excluding Greater China, from CStone Pharmaceuticals (CStone). Pfizer, Inc. holds the exclusive development and commercialization rights to sugemalimab within Greater China. Sugemalimab is the only PD-L1 inhibitor to demonstrated the potential for progression free survival benefit in broadly defined Stage III (locally advanced/unresectable) and Stage IV (metastatic) NSCLC patient populations, inclusive of Stage III patients treated with either concurrent or sequential chemoradiotherapy.

In October 2020, the U.S. FDA granted sugemalimab Orphan Drug Designation (ODD) for the treatment of patients with T-cell lymphoma and both the U.S. FDA and the NMPA granted Breakthrough Therapy Designation (BTD) for the treatment of patients with relapsed or refractory extranodal natural killer/T-cell lymphoma (R/R ENKTL), a subtype of non-Hodgkin lymphoma.

Based on clinical data generated to date and recent pivotal trial results, we believe that sugemalimab is an anti-PD-L1 with demonstrated clinically meaningful activity and an acceptable tolerability profile for treatment of patients with Stage III and Stage IV NSCLC, a market estimated to be between $25 billion to $30 billion in global spend by 2026. From in-licensing through potential approval, we anticipate we will have spent $200 million in expenses, and recent payer discussions suggest strong receptivity for a broadly effective and competitively priced immune checkpoint inhibitor.

As of July 31, 2021, sugemalimab clinical trials, sponsored by CStone, have treated over 1,600 patients including:

•        The Phase 3 double-blind, randomized GEMSTONE-302 trial, conducted in China, evaluating the addition of sugemalimab to platinum-based chemotherapy as an initial treatment for Stage IV squamous or non-squamous NSCLC (n=320). The GEMSTONE-302 trial met its primary endpoint of improvement in PFS for sugemalimab plus chemotherapy as compared to chemotherapy alone. The benefit of adding sugemalimab to chemotherapy was observed, regardless of PD-L1 expression level or pathologic subtype of NSCLC (squamous versus non-squamous), and the tolerability profile was acceptable and comparable to other immune checkpoint inhibitors. We are expecting the first formal assessment of the effect of sugemalimab on overall survival in early 2022.

•        The Phase 3 double-blind, randomized GEMSTONE-301 trial, conducted in China, evaluating sugemalimab as consolidation therapy in patients with locally advanced, unresectable Stage III NSCLC without disease progression after either concurrent or sequential chemoradiotherapy (n=255). The GEMSTONE-301 trial met its primary endpoint of improvement in PFS for sugemalimab as compared to placebo. The tolerability profile was acceptable and comparable to other immune checkpoint inhibitors.

•        An ongoing Phase 2 single-arm, registrational trial, conducted in the United States and China, evaluating the activity and tolerability of sugemalimab in the treatment of adult patients with relapsed/refractory ENKTL (n=80).

•        Phase 1 and 1b studies for patients with a variety of advanced solid tumors.

In August 2020, our partner, CStone, first announced that its Phase 3 GEMSTONE-302 trial met its primary endpoint in Stage IV NSCSLC. The most recent data, as of March 2021, was presented in September 2021 at the International Association for the Study of Lung Cancer 2021 World Conference on Lung Cancer (IASLC 2021 WCLC). Highlights from the GEMSTONE-302 trial include:

•        Sugemalimab combined with chemotherapy met the primary endpoint of improvement in PFS, as evaluated by investigators as compared with chemotherapy and placebo at the time of the pre-specified event-driven analysis. Key secondary endpoints included OS, PFS as assessed by an independent review committee, PFS as assess by investigator in patients with PD-L1 expression ≥1 percent, ORR, DoR, and safety.

•        The findings showed that sugemalimab plus chemotherapy in Stage IV NSCLC patients resulted in statistically significant and clinically meaningful improvement in PFS. The median PFS was estimated at 9.0 months for the sugemalimab/chemotherapy combination group versus 4.9 months for the chemotherapy alone group with a hazard ratio of 0.48 (Log-rank p-value <0.0001).

•        A higher ORR (63 percent versus 40 percent, p-value < 0.0001) and longer median DoR (9.7 versus 3.7 months) were significantly improved with the addition of sugemalimab to chemotherapy as compared to chemotherapy alone.

•        The benefit of the addition of sugemalimab to chemotherapy was observed regardless of PD-L1 expression level, patient functional status, and the presence or absence of brain or liver metastases.

•        Sugemalimab added to chemotherapy was generally well-tolerated and no new safety signals, as compared to the class of immune checkpoint inhibitors, were identified.

•        Treatment-related AEs were reported in nearly all patients in both groups with 99.1% and 96.2% in the sugemalimab/chemotherapy and chemotherapy groups, respectively. Treatment-related severe (Grade 3 or higher) AEs were reported in 56.9% and 57.2% of patients in the sugemalimab/chemotherapy and chemotherapy groups, respectively. Treatment-related serious AEs were reported in 22.8% and 19.5% of patients in the sugemalimab/chemotherapy and chemotherapy groups, respectively.

In May 2021, our partner, CStone, first announced that its Phase 3 GEMSTONE-301 trial met its primary endpoint in Stage III NSCLC. The most recent data, as of March 2021, was presented in September 2021 at the European Society for Medical Oncology (ESMO) Congress 2021. Highlights from the GEMSTONE-301 trial include:

•        Sugemalimab met the primary endpoint of improvement of PFS, as assessed by an independent review committee compared to placebo at the time of the pre-specified interim analysis. Key secondary endpoints included OS, PFS as assessed by investigators, ORR, DoR, and time to death/distant metastasis (TTDM).

•        The findings showed that sugemalimab as a consolidation therapy in Stage III NSCLC patients without disease progression after chemoradiotherapy resulted in statistically significant and clinically meaningful improvement in PFS as assessed by an independent review committee. The median PFS was estimated at 9.0 months for the sugemalimab group versus 5.8 months for the placebo group with a hazard ratio of 0.64 (Log-rank p-value = 0.0026).

•        The clinical benefit of sugemalimab as a consolidation therapy in Stage III NSCLC patients without disease progression after chemoradiotherapy was observed regardless of whether patients received concurrent or sequential chemoradiotherapy prior to sugemalimab.

•        Sugemalimab was well-tolerated and no new safety signals, as compared to the class of immune checkpoint inhibitors, were identified.

•        Treatment-related AEs were reported in 75.7% and 57.9% of patients in the sugemalimab and placebo groups, respectively. Treatment-related severe (Grade 3 or higher) AEs were reported in 10.2% and 5.6% of patients in the sugemalimab and placebo groups, respectively. Treatment-related serious AEs were reported in 14.9% and 9.5% of patients in the sugemalimab and placebo groups, respectively.

We believe the results of the GEMSTONE-301 and GEMSTONE-302 trials will advance the clinical application of immune checkpoint inhibitors and improve the availability of treatment for many patients with Stage III and Stage IV NSCLC. We expect these trials will support our ongoing regulatory discussions in multiple countries regarding approval of sugemalimab for the treatment of Stage III and Stage IV NSCLC.

Currently, sugemalimab is being investigated in multiple ongoing clinical trials. In addition to the aforementioned Phase 3 studies in NSCLC these studies include:

•        A Phase 2 pivotal study evaluating sugemalimab in the treatment of relapsed/refractory extranodal natural killer T-cell lymphoma, being conducted in China and the United States (n=80). The primary endpoint is ORR, as assessed by an independent review committee according to Lugano 2014 classification. The key secondary endpoints include ORR assessed by investigators, complete remission rate (CRR), partial remission rate (PRR), time to response (TTR), and DoR.

•        A Phase 3 study evaluating sugemalimab in addition to chemotherapy in the initial treatment of metastatic gastric cancer being conducted in China. This study has co-primary endpoints of overall and progression-free survival, as assessed by an independent review committee. Key secondary endpoints include ORR, DoR of response, and safety.

•        A Phase 3 study evaluating sugemalimab in addition to chemotherapy in the initial treatment of metastatic esophageal cancer, being conducted in China. This study has co-primary endpoints of overall and progression-free survival. Key secondary endpoints include ORR, DoR, and safety.

Leveraging our partnership with CStone, we intend to expand global access to sugemalimab and pursue regulatory discussions in multiple countries.

Additional clinical-stage assets

Lerociclib (EQ132) for estrogen receptor positive (HR+)/HER2- receptor negative (HER2-) breast cancer

We are developing lerociclib, a novel, oral, potent, and selective small molecule cyclin-dependent kinase (CDK) 4/6 inhibitor for use in combination with other targeted therapies for the treatment of patients with HR+/HER2-metastatic breast cancer (mBC). In July 2020, we in-licensed the exclusive development and commercialization rights of lerociclib for the United States, Europe, Japan, and all other global markets, excluding the Asia-Pacific region (except Japan), from G1 Therapeutics (G1), a U.S. based, NASDAQ listed biotech company. Genor Biopharma holds the development and commercialization rights to lerociclib within the Asia-Pacific region (except Japan).

Currently, lerociclib is being evaluated in the following clinical trials:

•        A Phase 3 clinical trial, being initiated in China, evaluating lerociclib in addition to estrogen receptor antagonists in patients with HR+/HER2- mBC in the initial treatment setting. The primary endpoint is PFS as assessed by investigators and key secondary endpoints include PFS, as assessed by an independent review committee, OS, ORR, DoR and clinical benefit rate (CBR).

•        A second Phase 3 clinical trial, being initiated in China, evaluating lerociclib in addition to estrogen receptor antagonists in patients with HR+/HER2- mBC in the relapsed disease setting. The primary endpoint is PFS, as assessed by investigators. Key secondary endpoints include PFS as assessed by an independent review committee, OS, ORR, DoR and CBR.

•        A Phase 1/2 clinical trial, conducted in the United Kingdom, Georgia, Moldova, and Bulgaria, sponsored by G1, evaluating lerociclib in combination with the estrogen receptor antagonist fulvestrant in patients with HR+/HER2-negative locally advanced or metastatic breast cancer after endocrine therapy failure (n=110). The trial was designed to evaluate the safety, tolerability and antitumor activity and identify the dose and schedule for future trials of lerociclib.

•        A Phase 1/2 clinical trial, conducted in the United States, Hong Kong, Korea, and Taiwan, sponsored by G1, evaluating lerociclib in combination with osimertinib in EGFR-mutated NSCLC (n=36). The trial was designed to evaluate the safety, tolerability and antitumor activity and identify the dose and schedule for future trials of lerociclib.

At the San Antonio Breast Cancer Symposium (SABCS) in December 2019, G1 reported preliminary Phase 1/2 clinical data in HR+/HER2- metastatic breast cancer. Highlights from the trial included:

•        Continuously dosed, twice-daily lerociclib, in combination with fulvestrant, was well tolerated. Additionally, lerociclib could be dosed continuously without need for interruption for management of neutropenia.

•        Coadministration of fulvestrant had minimal impact on the pharmacokinetics of lerociclib.

•        The clinical activity data were consistent with those from other approved CDK4/6 inhibitors when used in combination with fulvestrant.

Taken together, these results demonstrate the potentially differentiated clinical profile of lerociclib in combination with fulvestrant versus currently marketed CDK4/6 inhibitors, and suggest that lerociclib can be administered without need for dose interruption due to neutropenia, one of the main toxicities associated with CDK4/6 inhibition. Current CDK4/6 therapies require frequent blood testing for neutropenia and lerociclib has the potential to offer fewer office visits and blood draws, improving the experience for patients and reducing the burden on physician offices and costs to the healthcare system.

EQ176 for advanced solid tumors

We are developing EQ176, a novel, anti-programmed death-1 (PD-1) monoclonal antibody for the treatment of advanced solid tumors. In July 2020, the U.S. FDA granted EQ176 Orphan Drug Designation (ODD) for the treatment of patients with hepatocellular carcinoma (HCC) and in October 2020, we in-licensed the exclusive development and commercialization rights of EQ176 globally, excluding Greater China, from CStone Pharmaceuticals (CStone). CStone retains rights to EQ176 (CS1003) in Greater China.

Our partner, CStone, reported that its Phase 1 trial in China (n=19) demonstrated that EQ176 monotherapy was well-tolerated at 60mg and 200mg Q3W with no dose-limiting toxicities (DLT) observed and the maximum tolerated dose (MTD) not reached. CStone’s Phase 1b trial (n=20) evaluated EQ176 in combination with lenvatinib for the treatment of HCC and demonstrated an ORR of 40% and median PFS of 8.4 months. Currently, a global, randomized, Phase 3 trial is evaluating EQ176 in combination with lenvatinib in initial treatment of patients with advanced unresectable HCC (n=525). The co-primary endpoint are PFS, as assessed by an independent review committee, and OS. The key secondary endpoints include PFS as assessed by investigators, ORR, DCR, DoR, and time to progression (TTP).

EQ121 for rheumatoid arthritis and other I&I indications

We are developing EQ121, a highly selective, novel, Janus kinase-1 (JAK-1) inhibitor for the treatment of rheumatoid arthritis and other I&I indications. In April 2020, we in-licensed the exclusive development and commercialization rights of EQ121 globally, excluding Greater China, from Lynk Pharmaceuticals. Lynk Pharmaceuticals retains rights to EQ121 (LNK-207) in Greater China.

Currently, we are conducting multiple Phase 1 trials in Australia and New Zealand which include both healthy subjects as well as RA patients. In the first substudy, the primary endpoint is to evaluate the safety and tolerability of EQ121 following oral single and multiple ascending dose administration in adult healthy volunteers; key secondary endpoint is to characterize the pharmacokinetics (PK) of EQ121 following single and multiple ascending dose administration. In the second substudy, the primary endpoint is to evaluate the safety, tolerability, and PK of multiple doses of EQ121 in adults with rheumatoid arthritis (RA) who are on a stable oral methotrexate (MTX) regimen; key secondary endpoints include evaluation of the effect of MTX on the PK of EQ121 and the effect of EQ121 on the PK of MTX. Lynk Pharmaceuticals is also conducting a Phase 1 trial in China in healthy subjects as well a Phase 2a proof-of-concept trial in China for the treatment of RA.

Pre-clinical programs and drug engineering collaborations

In additional to our five disclosed clinical stage programs, our pre-clinical pipeline includes several undisclosed preclinical assets and programs through our drug engineering collaborations. These assets and programs are focused on oncology and immune-inflammatory diseases that are expected to have large, multi-billion-dollar market opportunities.

We have entered into multiple drug engineering collaborations with cutting-edge technology platform companies including leading technology enabled experimental platforms, machine-learning computational platforms and physics based computational platforms. These are multi-year, multi-target collaborations intended to accelerate the engineering of therapeutic drug candidates against selective targets across a range of therapeutic areas, further expanding the breadth of our pipeline of novel therapies. Each of our partner companies have aligned missions with EQRx, where we intend to radically improve how drugs are discovered, developed, and commercialized.

In June 2021, we entered a drug creation, development, and commercialization collaboration with Exscientia, an AI-driven pharmatech company committed to discovering and designing the best possible medicines in the fastest and most effective manner. Exscientia is the first company to progress AI-designed small molecules into the clinical setting and repeatedly demonstrate the ability of AI to transform how drugs are created. Exscientia’s AI platform has now designed three drugs that are in Phase 1 human clinical trials.

In June 2021, we entered into a drug creation, development, and commercialization collaboration with AbCellera, a technology company that searches, decodes, and analyzes natural immune systems to find antibodies that its partners can develop into drugs to prevent and treat disease. AbCellera partners with drug developers of all sizes, from large pharmaceutical to small biotechnology companies, empowering them to move quickly, reduce cost, and tackle the toughest problems in antibody drug development.

In August 2021, we entered into a drug creation, development, and commercialization collaboration with Relay Therapeutics, Inc. (Relay), a clinical-stage precision medicines company transforming the drug discovery process with the goal of bringing life-changing therapies to patients.

We are in discussions with multiple other drug engineering platform companies to continue building our catalog of medicines so that we can bring important, innovative medicines to patients at radically lower prices.

We do not have any products approved for commercial sale and have not generated any revenue to date, and so may never become profitable. In addition, our business and pricing model is untested and may never be successful or generate sufficient revenue to lead to profitability. Please see the section entitled “Risk Factors — Risks Related to EQRx.”

Licenses and collaborations

A key component of our strategy is to build our catalog of affordable medicines. We plan to do this using multiple strategies, including entering into agreements to in-license assets, drug engineering collaborations, and combination programs.

Material license agreements

We believe that license and collaboration agreements for our two pre-registrational assets, aumolertinib (EQ143) and sugemalimab (EQ165) are material agreements. We have a number of other collaboration and license agreements for earlier stage assets, such as our April 2020 agreement with Lynk Pharmaceuticals for the development of EQ121, our highly selective, novel, JAK-1 inhibitor for the treatment of rheumatoid arthritis and other I&I indications. Our agreement with CStone, described in more detail below, also gives us rights to EQ176 (also known as CS1003), an anti-PD-1 antibody, which is currently in an ongoing Phase 3 trial for the treatment of liver cancer patients. We intend to continue into additional in-licenses for assets in various stages of development to build our catalog of affordable medicines.

Aumolertinib (EQ143)

In July 2020, we entered into a license agreement with Hansoh under which we acquired a worldwide exclusive license for the research, development and commercialization of aumolertinib (EQ143) (also/previously known as almonertinib), for any and all uses for the treatment of cancer, cancer-related and immune-inflammatory diseases in humans at our own cost and expense, with the exception of the People’s Republic of China (PRC), and its territories and possessions, including, Hong Kong, Macau and Taiwan (the Hansoh Territory). We also received a non-exclusive license in the Hansoh Territory to research, develop and export aumolertinib for purposes of obtaining regulatory approval for, and commercialization of aumolertinib for use outside of the Hansoh Territory.

We made an upfront non-refundable, non-creditable payment of $25.0 million to Hansoh, and if we succeed in developing and commercializing aumolertinib (EQ143), Hansoh will be eligible to receive (i) up to $90.0 million in development and regulatory milestone payments, and (ii) up to $420.0 million in commercial sales milestone payments. In the event that Hansoh elects to opt out of sharing certain global development costs in accordance with the terms of the license agreement, the total potential development and regulatory payments Hansoh is eligible to receive will be reduced to $55.0 million, and the total potential commercial sales milestone payments will be reduced to $350.0 million.

Hansoh is also eligible to receive royalties on worldwide net sales of any products containing aumolertinib (EQ143), which range from mid-single digits to low teens, subject to potential reduction following the launch of certain generic products. The royalties for aumolertinib (EQ143) will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in such country, (ii) the expiration of all regulatory exclusivities for aumolertinib (EQ143) in a country, or (iii) 11 years following the first commercial sale of aumolertinib (EQ143) in such country.

We have the right to terminate the license agreement with Hansoh for any or no reason upon at least 180 days prior written notice to Hansoh. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

Sugemalimab (EQ165) and EQ176

In October 2020, we entered into a license agreement with CStone Pharmaceuticals (CStone) under which we acquired a worldwide exclusive license for the research, development, and commercialization of sugemalimab (EQ165) and EQ176 for any and all uses at our own cost and expense, with the exception of Mainland China, Taiwan, Hong Kong and Macau (the CStone Territory).

We made an upfront non-refundable, non-creditable payment of $150.0 million, including $10.0 million as CStone received notification that the FDA designated sugemalimab (EQ165) as a breakthrough therapy. If we succeed in developing and commercializing sugemalimab (EQ165), CStone will be eligible to receive (i) up to $107.5 million in development and regulatory milestone payments, and (ii) up to $565.0 million in sales milestone payments. If we succeed in developing and commercializing EQ176, CStone will be eligible to receive (i) up to $75.0 million in development and regulatory milestone payments, and (ii) up to $405.0 million in sales milestone payments.

CStone is also eligible to receive royalties on worldwide (excluding the CStone Territory) net sales of any products containing sugemalimab (EQ165) or EQ176 ranging from the low teens to the high teens for sugemalimab and from the mid-single digits to teens for EQ176, subject to potential reduction following the launch of certain generic products. The royalties for sugemalimab (EQ165) and EQ176 will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in a country, (ii) the expiration of all regulatory exclusivities for sugemalimab (EQ165) or EQ176 in a country, or (iii) eleven years following the first commercial sale of sugemalimab (EQ165) or EQ176 in a country.

We are responsible for the costs associated with the development and regulatory approvals of sugemalimab (EQ165) and of EQ176 in our territory. We are also required to reimburse CStone for any costs it incurs in our territory following the execution of the license agreement for development activities that were ongoing at the time the license agreement became effective. Additionally, during the term of the license agreement, either party may propose the development of a combination study with sugemalimab (EQ165) or EQ176. If both parties agree to participate in the combination study, the costs incurred will be split between the two parties based upon the terms provided for in a separate written agreement detailing each party’s rights and obligations with respect to the development of the combination regimen.

We have the right to terminate the license agreement with CStone prior to the first regulatory approval for a licensed product (EQ165 or EQ176) in the EQRx Territory for any or no reason upon providing prior written notice to CStone and after the first regulatory approval for a licensed product (EQ165 or EQ176) in the EQRx Territory or any or no reason upon at least nine months prior written notice to CStone. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

Our drug engineering collaborations

In June 2021, we entered into a drug creation, development, and commercialization collaboration with Exscientia, an AI-driven pharmatech company committed to discovering and designing the best possible medicines in the fastest and most effective manner. Exscientia is the first company to progress AI-designed small molecules into the clinical setting and repeatedly demonstrate the ability of AI to transform how drugs are created. Exscientia’s AI platform has now designed three drugs that are in Phase 1 human clinical trials.

In June 2021, we entered a drug creation, development, and commercialization collaboration with AbCellera, a technology company that searches, decodes, and analyzes natural immune systems to find antibodies that its partners can develop into drugs to prevent and treat disease. AbCellera partners with drug developers of all sizes, from large pharmaceutical to small biotechnology companies, empowering them to move quickly, reduce cost, and tackle the toughest problems in antibody drug development.

In August 2021, we entered into a drug creation, development, and commercialization collaboration with Relay Therapeutics, Inc. (Relay), a clinical-stage precision medicines company transforming the drug discovery process with the goal of bringing life-changing therapies to patients. Under the terms of the agreement, Relay will be responsible for the discovery phase through to Investigational New Drug application filing, while we will be responsible for clinical development, regulatory and commercialization efforts of the product candidates developed pursuant to the collaboration. We will equally share with Relay in the discovery, development and commercialization costs and the net profits from sales of any collaboration medicines, if approved. Our collaboration with Relay will start with one program, but the companies can mutually agree to add additional programs to the collaboration in the future. Relay retains the right to develop any collaboration medicines in combination with its wholly-owned pipeline.

Competition

Since our founding, our strategy has been focused on developing an innovative business model where we have the potential to bring novel, patent-protected medicines to the market at radically lower prices through our strategic partnerships with our Global Buyers’ Club. While we do not believe there are currently any direct competitors that are positioned to offer their customers the broad and growing catalog of programs and shared economic incentives that we do, there are many companies that compete with certain components of our “New Pharma” solution.

The biopharma industry is highly competitive and dynamic, driven by rapidly advancing technologies and resulting in a proliferation of assets within drug classes. Our pipeline faces competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, drug engineering platforms, academic institutions, government agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing treatments and new treatments that may become available in the future.

Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and more established companies. These competitors will also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and subject registration for clinical trials, and acquiring programs complementary to our pipeline, among others.

Further, biopharma companies have not historically offered one, transparent price for a branded drug but multiple prices that can vary widely for each payer, based on financial incentives offered to each gatekeeper in the value chain between the drug manufacturer to the patient. Due to this lack of transparency, we may not be aware of the financial or other incentives that our competitors are offering their customers or how their customer value proposition compares to ours.

Our commercial potential could be negatively impacted if competitors:

•        Develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are more convenient.

•        Develop and implement strategies that erode our anticipated cost advantage, including by lowering list prices, developing partnerships with payers, or offering other incentives.

We believe that our company and innovative business model will allow us to compete favorably with respect to the key success factors of our industry, including clinical efficacy and safety, breadth and depth of programs, affordability for patients and health systems, and quality of payer partnerships.

Intellectual property

We seek to protect the intellectual property and proprietary technology that we consider important to our business, including by pursuing patent applications that cover our product candidates and methods of using the same, as well as any other relevant inventions and improvements that are considered commercially important to the development of our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position. Our commercial success depends, in part, on our ability to obtain, maintain, enforce, and protect our intellectual property and other proprietary rights for the technology, inventions, and improvements we consider important to our business, and to defend any patents we may own or in-license in the future, prevent others from infringing any patents we may own or in-license in the future, preserve the confidentiality of our trade secrets, and operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and proprietary rights of third parties.

As with other biotechnology and pharmaceutical companies, our ability to maintain and solidify our proprietary and intellectual property position for our product candidates and technologies will depend on our success in obtaining effective patent claims and enforcing those claims, if granted. However, our pending patent applications, and any patent applications that we may in the future file or license from third parties, may not result in the issuance of patents and any issued patents we may obtain do not guarantee us the right to practice our technology in relation to the commercialization of our products.

Patent portfolio

Aumolertinib (EQ143)

As of July 29, 2021, we exclusively licensed three patent families from Hansoh Pharma that cover aumolertinib. The first patent family, covering the composition of matter and methods of using aumolertinib, includes two U.S. granted patents with claims covering aumolertinib. This family includes cases that are granted in Australia, Europe, Japan, Russia and South Africa and pending in Brazil, Canada, India, South Korea and Mexico. The United States granted patents and any foreign patent issuing from this patent family are scheduled to expire in 2035, excluding any additional term for patent term extension. The second patent family, covering certain solid forms and salts of aumolertinib, includes a granted U.S. patent with claims covering a specific crystalline form of aumolertinib and a pending U.S. application. This family also includes cases that are granted in Australia, Europe and Russia and pending in Canada, Japan and South Korea. The U.S. granted patent and any U.S. or foreign patent issuing from this patent family are scheduled to expire in 2036, excluding any additional term for patent term extension. The third patent family, covering certain formulations of aumolertinib, is pending in the United States, Australia, Canada, Japan and South Korea. Any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2037, excluding any additional term for patent term adjustment or patent term extension.

Sugemalimab (EQ165)

As of July 29, 2021, we exclusively licensed one patent family from CStone Pharmaceuticals that covers compositions of matter and methods of using sugemalimab. This family includes a granted U.S. patent covering the composition of matter, and a pending U.S. application covering additional compositions and methods of treatment. This family also includes cases that are granted in Russia and pending in Australia, Brazil, Canada, Europe, Indonesia, India, Israel, Japan, South Korea, Mexico, Saudi Arabia, Singapore and Thailand. The U.S. granted patent accrued patent term adjustment and will expire in 2037, excluding any additional term for patent term extension. Any additional U.S. or foreign patent issuing from this patent family is scheduled to expire in 2036, excluding any additional term for patent term extension.

Lerociclib

As of July 29, 2021, we exclusively licensed 12 patent families from G1 Therapeutics. The first family covers the composition of matter of lerociclib and includes six granted U.S. patents and a pending U.S. application. This family also includes cases that are granted in Canada, Israel, Japan, Mexico and Russia and pending in Brazil. The U.S. granted patents and any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2031, excluding any additional term for patent term extension. The second family covers methods of using lerociclib for the treatment of certain Rb positive cancers and includes three granted U.S. patents and a pending U.S. application. This family also includes cases that are granted in Japan and pending in Europe and Canada. The U.S. granted patents and any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2034, excluding any additional term for patent term extension. The third family covers methods of using lerociclib for the treatment of certain B and T cell cancers and includes one granted U.S. patent and one pending U.S. application. This family also includes cases that are granted in Japan and pending in Canada and Europe. The granted U.S. patent and any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2034, excluding any additional term for patent term extension. The fourth family covers methods of using lerociclib using certain combinations and dosing regimens in Rb positive cancers, and includes one granted U.S. patent, one pending U.S. application, and one pending European application. The granted U.S. patent and pending applications, if granted, will expire in 2035, excluding any additional term for patent term extension. The fifth patent family covers methods of synthesizing lerociclib and includes one granted U.S. patent and one pending U.S. application. This family also includes cases that are pending in the African Regional Intellectual Property Organization (ARIPO), Brazil, Canada, the Eurasian Patent convention, Europe, Israel, Japan, Mexico, Russia and South Africa. The U.S. granted patent and any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2037. The sixth patent family covers certain solid forms of lerociclib. This patent family includes cases that are pending in the United States, the ARIPO, Brazil, Canada, the Eurasian Patent convention, Europe, Israel, Japan, Mexico, Russia and South Africa. The pending applications, if granted will expire in 2038, excluding any additional term for patent term adjustment or patent term extension. The seventh family covers certain methods of synthesizing lactams, and includes two granted U.S. patents and patents granted in Canada and Israel. The U.S. granted patents, and any U.S. foreign patent issuing from this patent family is scheduled to expire in 2033. The remaining patent families are directed to additional methods of treatment and dosage forms, and are pending in the United States and other major jurisdictions including Brazil, Canada, Europe, Israel, Japan and Mexico. Any U.S. or foreign patent issuing from these patent families is scheduled to expire ranging from 2038 to 2040, excluding any additional term for patent term adjustment or patent term extension.

EQ176

As of July 29, 2021, we exclusively licensed one patent family from CStone that covers compositions of matter and methods of using EQ176. This family includes a pending U.S. patent, as well as cases that are granted in Australia and South Korea and pending in Brazil, Canada, Europe, Israel, India, Indonesia, Japan, Korea, Mexico, Russia, Saudi Arabia, Singapore and Thailand. Any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2036, excluding any additional term for patent term adjustment or patent term extension.

EQ121

As of July 29, 2021, we exclusively licensed one patent family from Lynk Pharmaceuticals that covers compositions of matter and methods of using EQ121. This family includes a pending U.S. patent as well as cases that are pending in Australia, Brazil, Canada, Europe, India, Indonesia, Israel, Japan, South Korea, Mexico, Russia, Saudi Arabia, Singapore and Thailand. Any U.S. or foreign patent issuing from this patent family is scheduled to expire in 2039, excluding any additional term for patent term adjustment or patent term extension.

Trade secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for patent protection. We protect our trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements generally provide that all confidential information developed or made known during the course of an individual or entity’s relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Government regulation

The FDA and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, recordkeeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics. We, along with our vendors, contract research organizations, or CROs, clinical investigators, and contract manufacturing organizations, or CMOs, will be required to comply with the various preclinical, clinical, manufacturing, and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and biologics and ensuring subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

In the U.S., the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and biologics under the FD&C Act and the Public Health Service Act, or PHSA, as amended, and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time with respect to product development, clinical testing, approval or any other regulatory requirements relating to product manufacture, processing, handling, storage, quality control, safety, marketing, advertising, promotion, packaging, labeling, export, import, distribution, or sale, we may become subject to administrative or judicial sanctions or other legal consequences. These sanctions or consequences could include, among other things, the FDA’s refusal to approve pending applications, issuance of clinical holds for ongoing studies, suspension or revocation of approved applications, warning or untitled letters, product withdrawals or recalls, product seizures, relabeling or repackaging, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

Our product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the U.S. For drug product candidates regulated under the FD&C Act, FDA must approve a New Drug Application, or NDA. For biologic product candidates regulated under the FD&C Act and PHSA, FDA must approve a Biologics License Application, or BLA. The process is similar and generally involves the following:

•        completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

•        completion of the manufacture, under current Good Manufacturing Practices, or cGMP, conditions, of the drug substance and drug product that the sponsor intends to use in human clinical trials along with required analytical and stability testing;

•        submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually and when certain changes are made;

•        approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each trial may be initiated;

•        performance of adequate and well-controlled clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•        preparation and submission to the FDA of an NDA or BLA;

•        a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

•        satisfactory completion of one or more FDA pre-approval or pre-license inspections of the manufacturing facility or facilities where the drug will be produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug or biological product’s identity, strength, quality and purity;

•        satisfactory completion of FDA audit of the clinical trial sites that generated the data in support of the NDA or BLA;

•        payment of user fees for FDA review of the NDA or BLA; and

•        FDA review and approval of the NDA or BLA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States.

Preclinical studies and clinical trials for drugs and biologics

Before testing any drug or biologic in humans, a product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of product chemistry, formulation and stability, as well as in vitro and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulation and requirements, including GLP requirements for safety/toxicology studies. The results of the preclinical studies, together with manufacturing information and analytical data, must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes the results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. Some long-term preclinical testing may continue after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a full or partial clinical hold. FDA must notify the sponsor of the grounds for the hold and any identified deficiencies must be resolved before the clinical trial can begin. Submission of an IND may result in the FDA not allowing clinical trials to commence or not allowing clinical trials to commence on the terms originally specified in the IND. A clinical hold can also be imposed once a trial has already begun, thereby halting the trial until the deficiencies articulated by FDA are corrected.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, who generally are physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable compared to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. The FDA, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. Information about clinical trials, including results for clinical trials other than Phase 1 investigations, must be submitted within specific timeframes for publication on www.ClinicalTrials.gov, a clinical trials database maintained by the National Institutes of Health.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, FDA will nevertheless accept the results of the study in support of an NDA or BLA if the study was well-designed and well-conducted in accordance with GCP requirements, including that the clinical trial was performed by a qualified investigator(s); the data are applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful, and that the trials were conducted in compliance with all applicable U.S. laws and regulations, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

•        Phase 1 — Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, excretion the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

•        Phase 2 — Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the drug’s potential efficacy, to determine the optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks.

•        Phase 3 — Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval and physician labeling. Generally, two adequate and well-controlled Phase 3 trials are required by the FDA for approval of an NDA or BLA.

In August 2018, the FDA released a draft guidance entitled “Expansion Cohorts: Use in First-In-Human Clinical Trials to Expedite Development of Oncology Drugs and Biologics,” which outlines how drug developers can utilize an adaptive trial design commonly referred to as a seamless trial design in early stages of oncology drug development (i.e., the first-in-human clinical trial) to compress the traditional three phases of trials into one continuous trial called an expansion cohort trial. Information to support the design of individual expansion cohorts are included in IND applications and assessed by FDA. Expansion cohort trials can potentially bring efficiency to drug development and reduce development costs and time.

Post-approval trials, sometimes referred to as Phase 4 clinical trials or post-marketing studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of NDA or BLA approval.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. Written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human volunteers and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Expanded access

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient

IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

There is no requirement for a company to provide expanded access to its investigational product. However, if a company decides to make its investigational product available for expanded access, FDA reviews each request for expanded access and determines if treatment may proceed. Expanded access may be appropriate when all of the following criteria apply: the patient has a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context of the disease or condition to be treated; and providing the investigational product for the requested use will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the expanded access use or otherwise compromise the potential development of the expanded access use.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. While there is no obligation for a drug manufacturer to make its drug products available to eligible patients under the Right to Try Act, the 21st Century Cures Act requires the manufacturer to develop a policy for evaluating and responding to patient requests for expanded access. This policy must be made public and readily available and must include company contact information and expected response times.

U.S. marketing approval for drugs and biologics

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. An NDA is a request for approval to market a new drug for one or more specified indications and must contain proof of the drug’s safety and efficacy for the requested indications. A BLA is a request for approval to market a new biologic for one or more specified indications and must contain proof of the biologic’s safety, purity and potency for the requested indications. The marketing application is required to include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA must approve an NDA or BLA before a drug or biologic may be marketed in the United States.

The FDA reviews all submitted NDAs and BLAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA or BLA for filing. The FDA must make a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the NDA or BLA. The FDA reviews an NDA or BLA to determine, among other things, whether the product is safe and effective for the indications sought and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product’s continued identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA or BLA and respond to the applicant, and six months from the filing date of a new molecular entity NDA or BLA for priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA or BLA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA also may require submission of a Risk Evaluation and Mitigation Strategy, or REMS, if it believes that a risk evaluation and mitigation strategy is necessary to ensure that the benefits of the drug outweigh its risks. A REMS can include use of risk evaluation and mitigation strategies like medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, special monitoring or other risk-minimization tools.

The FDA may refer an application for a novel drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and are adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the NDA or BLA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may require additional clinical or preclinical testing or recommend other actions, such as requests for additional information or clarification, that the applicant might take in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making the product available in the United States for the disease or condition will be recovered from sales of the product. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process, though companies developing orphan products are eligible for certain incentives, including tax credits for qualified clinical testing and waiver of application fees.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year period of marketing exclusivity during which the FDA may not approve any other applications to market the same therapeutic agent for the same indication, except in limited circumstances, such as a subsequent product’s showing of clinical superiority over the product with orphan exclusivity or where the original applicant cannot produce sufficient quantities of product. Competitors, however, may receive approval of different therapeutic agents for the indication for which the orphan product has exclusivity or obtain approval for the same therapeutic agent for a different indication than that for which the orphan product has exclusivity. Orphan product exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for the same therapeutic agent for the same indication before we do, unless we are able to demonstrate that our product is clinically superior. If an orphan designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity. Further, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Rare pediatric disease designation and priority review vouchers

Under the FD&C Act, the FDA incentivizes the development of products that meet the definition of a “rare pediatric disease,” defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the United States or affects more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making in the United States a drug for such disease or condition will be recovered from sales in the United States of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a voucher that can be used to obtain a priority review for a subsequent human drug application after the date of approval of the rare pediatric disease drug product, referred to as a priority review voucher, or PRV. A sponsor may request rare pediatric disease designation from the FDA prior to the submission of its NDA or BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a PRV upon approval of its NDA or BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a PRV upon approval of its marketing application if it requests such a voucher in its original marketing application and meets all of the eligibility criteria. If a PRV is received, it may be sold or transferred an unlimited number of times. Congress has extended the PRV program through September 30, 2024, with the potential for PRVs to be granted through September 30, 2026.

Expedited development and review programs for drugs and biologics

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval, and the purpose of these programs is to either expedite the development or review of important new drugs and biologics to get them to patients more quickly than standard FDA review timelines typically permit.

A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product candidate and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed. Rolling review means that the FDA may review portions of the marketing application before the sponsor submits the complete application.

In addition, a new drug or biologic may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient product development program beginning as early as Phase 1, and FDA organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track or Breakthrough Therapy designation, may also be eligible for additional FDA programs intended to expedite the review and approval process, including Priority Review designation and Accelerated Approval. A product is eligible for Priority Review, once an NDA or BLA is submitted, if the product that is the subject of the marketing application has the potential to provide a significant improvement in safety or effectiveness in the treatment, diagnosis or prevention of a serious disease or condition. Under priority review, the FDA’s goal date to take action on the marketing application is six months compared to ten months for a standard review. Products are eligible for Accelerated Approval if they can be shown to have an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or an effect on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, which is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

Accelerated Approval is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, adequate and well-controlled additional post-approval confirmatory studies to verify and describe the product’s clinical benefit. The FDA may withdraw approval of a drug or an indication approved under Accelerated Approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, for products being considered for Accelerated Approval, the FDA generally requires, unless otherwise informed by the agency, that all advertising and promotional materials intended for dissemination or publication within

120 days of marketing approval be submitted to the agency for review during the pre-approval review period. After the 120-day period has passed, all advertising and promotional materials must be submitted at least 30 days prior to the intended time of initial dissemination or publication.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, Breakthrough Therapy designation, Priority Review and Accelerated Approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval, though they may expedite the development or review process.

Pediatric information and pediatric exclusivity

Under the Pediatric Research Equity Act, or PREA, as amended, certain NDAs and BLAs and certain NDA and BLA supplements must contain data that can be used to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The FD&C Act requires that a sponsor who is planning to submit a marketing application for a product candidate that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 study. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. Unless otherwise required by regulation, PREA does not apply to a drug or biologic for an indication for which orphan designation has been granted, except that PREA will apply to an original NDA or BLA for a new active ingredient that is orphan-designated if the drug or biologic is a molecularly targeted cancer product intended for the treatment of an adult cancer and is directed at a molecular target that FDA determines to be substantially relevant to the growth or progression of a pediatric cancer.

A product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

U.S. post-approval requirements for drugs and biologics

Drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by company employees but also by agents of the company or those speaking on the company’s behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Promotional materials for approved drugs and biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or BLA or NDA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, manufacturers and their subcontractors involved in the manufacture and distribution of approved drugs and biologics are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements on sponsors and their CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third party manufacturers that a sponsor may use. Additionally, manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements may subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution. There is also a continuing, annual program user fee for any marketed product.

The FDA may withdraw approval of a product if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•        the issuance of safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

•        fines, warning letters or holds on post-approval clinical trials;

•        refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

•        product seizure or detention, or refusal to permit the import or export of products;

•        injunctions or the imposition of civil or criminal penalties;

•        consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs; and

•        mandated modification of promotional materials and labeling and issuance of corrective information.

United States patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of our future product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond a patent’s current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Marketing exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an Abbreviated New Drug Application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

United States biosimilars and exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars in the United States.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

Other regulatory matters

Manufacturing, labeling, packaging, distribution, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also potentially subject to federal and state consumer protection and unfair competition laws, among other requirements to which we may be subject. Additionally, the activities associated with the commercialization of product candidates is subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the CMS, other divisions of the U.S. Department of Health and Human Services, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with any of these laws or regulatory requirements may subject firms to legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines or other penalties, injunctions, exclusion from federal healthcare programs, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, relabeling or repackaging, or refusal to allow a firm to enter into supply contracts, including government contracts. Any claim or action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Prohibitions or restrictions on marketing, sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Changes in statutes, regulations, or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling or packaging; (iii) the recall or discontinuation of our products; or (iv) additional recordkeeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Other healthcare laws

Coverage and reimbursement

Government authorities and third-party payers, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. In the United States and markets in other countries, patients generally rely on these government or payers to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payers is critical to new product acceptance. Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is also significant uncertainty related to the insurance coverage and reimbursement of newly approved products and coverage may be more limited than the purposes for which the medicine is approved by the FDA or comparable foreign regulatory authorities. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services. CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare and private payers tend to follow CMS to a substantial degree. Further, due to the ongoing COVID-19 global pandemic, millions of individuals have lost or may lose employer-based insurance coverage, which may adversely affect our ability to commercialize our products.

Payers determining reimbursement level consider multiple factors, including whether the product is:

•        a covered benefit under its health plan;

•        safe, effective and medically necessary;

•        appropriate for the specific patient;

•        cost-effective; and

•        neither experimental nor investigational.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price, or ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the U.S. and generally prices tend to be significantly lower.

Other healthcare laws and compliance requirements

In the United States, our current and future operations are subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, CMS, other divisions of HHS (such as the Office of Inspector General, Office for Civil Rights and the Health Resources and Service Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. Our clinical research, sales, marketing, scientific/educational grant programs, collaboration agreements, and partnerships with third-party payers, providers, pharmacy benefit managers, and other entities may be subject to the following laws, each as amended, as applicable:

•        the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs; a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and providers, prescribers, purchasers and formulary managers, among others, on the other. The U.S. Department of Health and Human Resources, Office of Inspector General, or OIG, heavily scrutinizes relationships between pharmaceutical companies and persons in a position to generate referrals for or the purchasing of their products such as healthcare providers and pharmacy benefit managers;

•        the federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. A claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payers if they are deemed to “cause” the submission of false or fraudulent claims. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

•        HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious, or fraudulent statements or representations in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the use, or disclosure of, individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;

•        the federal transparency requirements under the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which require applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

•        federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs; and

•        federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

Further, on November 30, 2020, the OIG, published modifications to the federal Anti-Kickback Statute. The rule removes safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and a manufacturer. These modifications were originally set to take effect on January 1, 2022. However, in response to a lawsuit, the Biden administration delayed the effective date of the November rule until January 1, 2023. Further, implementation of this rule is currently under review by the Biden administration and the rule may be amended or repealed. If the rule is enacted in its current form, we may be required to restructure our arrangements with pharmacy benefit managers in a way that ensures compliance with all of the elements of any applicable safe harbors.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payer. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payers, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties. Finally, there are state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Healthcare reform

Payers, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new technologies. In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was enacted, which, among other things, subjected biologic products to potential competition by lower-cost biosimilars; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70% pursuant to the Bipartisan Budget Act of 2018, effective as of January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an Executive Order to initiate a special enrollment period from February 15, 2021, through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The Executive Order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how other healthcare reform measures of the Biden administrations or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. Further, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional action is taken by Congress. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic. Additionally, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. However, it is unclear whether the Biden administration will challenge, reverse, revoke or otherwise modify these executive and administrative actions after January 20, 2021.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. At a federal level, President Biden signed an Executive Order on July 9, 2021 affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates will be calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The MFN Model regulations mandate participation by identified Part B providers and would have applied to all U.S. states and territories for a seven-year period beginning January 1, 2021, and ending December 31, 2027. The MFN is currently subject to ongoing litigation. Further, authorities in Canada have passed rules designed to safeguard the Canadian drug supply from shortages. If implemented, importation of drugs from Canada and the MFN Model may materially and adversely affect the price we receive for any of our product candidates. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that it will continue to seek new legislative measures to control drug costs.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Other U.S. environmental, health and safety laws and regulations

We may be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

We maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees, but this insurance may not provide adequate coverage against potential liabilities. However, we do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. Current or future environmental laws and regulations may impair our research, development or production efforts. In addition, failure to comply with these laws and regulations may result in substantial fines, penalties or other sanctions.

Personal data processing

The collection, use, transfer, disclosure, retention, security and other processing of personal data (including, without limitation, clinical trial data and other personal health data) (collectively, Process or Processing) may be subject to independent and overlapping data security and privacy regulatory frameworks in the various jurisdictions in which we operate. These frameworks are evolving and may impose potentially conflicting obligations. For example, in the EEA, the European Union’s General Data Protection Regulation (EU) 2016/679, which became effective May 25, 2018, governs the Processing of personal data. The GDPR applies to any company established in the EEA and to companies established outside the EEA that Process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers (such as clinical trial sponsors) of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct privacy impact assessments for “high risk” Processing, limitations on retention of personal data, special provisions for “sensitive information” including health and genetic information of data subjects, mandatory data breach notification and “privacy by design” requirements, and direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection for personal data, like the United States. Such transfers of personal data outside of the EEA require the use of a valid “transfer mechanism” and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States may result in fines up to €20 million or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to request deletion of personal data in certain circumstances, and claim material and non-material damages resulting from infringement of the GDPR. Notwithstanding the United Kingdom’s withdrawal from the

European Union, by operation of the so-called “UK GDPR”, the GDPR continues to apply in substantially equivalent form in the context of the United Kingdom, UK establishments and UK-focused personal data Processing operations. Under the post-Brexit Trade and Cooperation Agreement between the European Union and the United Kingdom, the United Kingdom and European Union have agreed that personal data transfers to the United Kingdom from EEA Member States will not be treated as ‘restricted transfers’ to a non-EEA country for a period of up to four months from January 1, 2021, plus a potential further two months extension. If the European Commission does not adopt an “adequacy decision” in respect of the United Kingdom during this period, from that point onwards the United Kingdom will be an “inadequate third country” under the GDPR and transfers of personal data from the EEA to the United Kingdom will require a valid “transfer mechanism.”

In the United States, there are a broad variety of data protection laws and regulations that may apply to our activities such as state data breach notification laws, state personal data privacy laws (for example, the California Consumer Privacy Act of 2018 (CCPA)), state health information privacy laws, and federal and state consumer protection laws.

Given the breadth and depth of changes in data protection obligations, achieving and maintaining compliance with applicable data protection laws and regulations such as the GDPR, UK GDPR and CCPA will require significant time, resources and expense, and we may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements. This may be an onerous undertaking and adversely affect our business, financial condition, results of operations and prospects.

Government regulation of drugs and biologics outside of the United States

European drug development

In the European Union, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Although the EU Clinical Trials Directive 2001/20/EC has sought to harmonize the EU clinical trials regulatory framework, setting out common rules for the control and authorization of clinical trials in the European Union, the EU Member States have transposed and applied the provisions of the Directive differently. This has led to significant variations in the Member State regimes. Under the current regime, before a clinical trial can be initiated it must be approved in each of the EU countries where the trial is to be conducted by two distinct bodies: the National Competent Authority, or NCA, and one or more Ethics Committees, or ECs. Under the current regime all suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the NCA and ECs of the Member State where they occurred.

The EU clinical trials legislation currently is undergoing a transition process mainly aimed at harmonizing and streamlining clinical-trial authorization, simplifying adverse-event reporting procedures, improving the supervision of clinical trials and increasing their transparency. In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation (EU) No 536/2014 will apply following confirmation of full functionality of the Clinical Trials Information System, or CTIS, the centralized EU portal and database for clinical trials foreseen by the Regulation, through an independent audit, currently expected to occur in December 2021. The new Regulation will be directly applicable in all Member States (and so does not require national implementing legislation in each Member State), and aims at simplifying and streamlining the approval of clinical studies in the European Union, for instance by providing for a streamlined application procedure via a single point and strictly defined deadlines for the assessment of clinical study applications.

European drug marketing

Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians or other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by the national anti-bribery laws of European Union Member States, and the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Payments made to physicians or other healthcare professionals in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

European drug review and approval

In the European Economic Area, or EEA, which is comprised of the Member States of the European Union together with Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a marketing authorization, or MA. There are two main types of MAs:

•        The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the EMA, and is valid throughout the entire territory of the EEA. The centralized procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, advanced-therapy medicinal products (i.e., gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union. Under the centralized procedure the maximum timeframe for the evaluation of a MA application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of a MA application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a MA application under the accelerated assessment procedure is of 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

•        National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this national MA can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State, or RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Concerned Member States).

Under the procedures described above, before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European new chemical entity exclusivity

In the EEA, innovative medicinal products (including both small molecules and biological medicinal products), sometimes referred to as new active substances, qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization, for a period of eight years from the date on which the reference product was first authorized in the EEA. During the additional two-year period of market exclusivity, a generic or biosimilar marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained a marketing authorization based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

European orphan designation and exclusivity

In the EEA, the EMA’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of life-threatening or chronically debilitating conditions which either affect no more than 5 in 10,000 persons in the European Union, or where it is unlikely that the marketing of the medicine would generate sufficient return to justify the necessary investment in its development. In each case, no satisfactory method of diagnosis, prevention or treatment has been authorized (or, if such a method exists, the product in question would be of significant benefit to those affected by the condition).

In the EEA, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers, and ten years of market exclusivity is granted following marketing approval for the orphan product. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. During the period of market exclusivity, marketing authorization may only be granted to a “similar medicinal product” for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized product, is safer, more effective or otherwise clinically superior; (ii) the marketing authorization holder for the authorized product consents to a second orphan medicinal product application; or (iii) the marketing authorization holder for the authorized product cannot supply enough orphan medicinal product. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European pediatric investigation plan

In the EEA, companies developing a new medicinal product must agree upon a pediatric investigation plan, or PIP, with the EMA’s Pediatric Committee, or PDCO, and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the drug for which marketing authorization is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Products that are granted a marketing authorization with the results of the pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for six months’ supplementary protection certificate extension (if any is in effect at the time of approval). In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

PRIME designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation, where the marketing authorization application will be made through the centralized procedure. Eligible products must target conditions for which where is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EEA or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the EMA’s CHMP or Committee for Advanced Therapies are appointed early in PRIME scheme facilitating increased understanding of the product at EMA’s Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Post-approval requirements

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the Member States. The holder of a MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. This obligation to appoint a qualified person for pharmacovigilance similarly applies in the UK. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

All new MA applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each Member State and can differ from one country to another.

Pricing and reimbursement

In the European Union, pricing and reimbursement schemes vary widely from country to country. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies (so-called health technology assessments, or HTAs) in order to obtain reimbursement or pricing approval.

The European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union Member States may approve a specific price for a product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union Member States and parallel trade

(arbitrage between low-priced and high-priced Member States) can further reduce prices. Special pricing and reimbursement rules may apply to orphan drugs. Inclusion of orphan drugs in reimbursement systems tend to focus on the medical usefulness, need, quality and economic benefits to patients and the healthcare system as for any drug. Acceptance of any medicinal product for reimbursement may come with cost, use and often volume restrictions, which again can vary by country. In addition, results-based rules of reimbursement may apply.

Brexit and the regulatory framework in the United Kingdom

On June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the European Union, commonly referred to as Brexit, and the United Kingdom officially withdrew from the European Union on January 31, 2020. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom was subject to a transition period until December 31, 2020 (Transition Period), during which EU rules continued to apply. The EU-UK Trade and Cooperation Agreement, which outlines the future trading relationship between the United Kingdom and the European Union was agreed in December 2020.

Great Britain is no longer covered by the European Union’s procedures for the grant of marketing authorizations (Northern Ireland will be covered by the centralized authorization procedure and can be covered as a CMS under the decentralized or mutual recognition procedures). A separate marketing authorization will be required to market drugs in Great Britain. All medicinal products with a valid centralized MA on January 1, 2021 were automatically converted into Great Britain MAs (unless the MA holder opted out of such a conversion). For two years from 1 January 2021, the United Kingdom’s regulator, the MHRA, may adopt decisions taken by the European Commission on the approval of new marketing authorizations through the centralized procedure, and the MHRA will have regard to marketing authorizations approved in a country in the European Economic Area (although in both cases a marketing authorization will only be granted if any Great Britain-specific requirements are met). Various national procedures are now available to place a drug on the market in the United Kingdom, Great Britain, or Northern Ireland, with the main national procedure having a maximum timeframe of 150 days (excluding time taken to provide any further information or data required). The data exclusivity periods in the United Kingdom are currently in line with those in the European Union, but the EU-UK Trade and Cooperation Agreement provides that the periods for both data and market exclusivity are to be determined by domestic law, and so there could be divergence in the future. It is currently unclear whether the MHRA in the United Kingdom is sufficiently prepared to handle the increased volume of marketing authorization applications that it is likely to receive.

Orphan designation in Great Britain following Brexit is essentially identical to the position in the European Union, but is based on the prevalence of the condition in Great Britain. It is therefore possible that conditions that are currently designated as orphan conditions in Great Britain will no longer be and that conditions that are not currently designated as orphan conditions in the European Union will be designated as such in Great Britain.

The European Union’s regulatory environment for clinical trials is being harmonized as part of the Clinical Trial Regulations, which are due to enter into full effect at the end of 2021, but it is currently unclear as to what extent the United Kingdom will seek to align its regulations with the European Union.

China- Human Genetic Resources Approval

According to the Interim Measures for the Administration of Human Genetic Resources, promulgated by the Ministry of Science and Technology and the MOH jointly on June 10, 1998, an additional approval is required for any foreign companies or foreign affiliates that conduct trials in China. Prior to beginning a trial, the foreign sponsor and the Chinese clinical trial site are required to obtain approval from the Human Genetic Resources Administration of China, or HGRAC, which is an agency under the Ministry of Science and Technology, to collect any biological samples that contain the genetic material of Chinese human subjects, and to transfer cross-border the samples or associated data. Furthermore, one of the key matters that is subject to the HGRAC review and approval process is the IP sharing arrangement between Chinese and foreign parties. The parties are required to share patent rights to inventions arising from the analysis of the samples. Conducting a clinical trial in China without obtaining the relevant HGRAC preapproval will subject the sponsor and trial site to administrative liability, including confiscation of HGRAC samples and associated data, and administrative fines.

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested sponsors that sample, collect or research human genetic resources in clinical trials shall be required to apply for approval of the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. On May 28, 2019, the State Council of PRC issued the HGR Regulation, which became effective on July 1, 2019. The HGR Regulation regulate the collection, preservation, usage and provision abroad of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Foreign entities, individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources or provide human genetic resources abroad. If foreign entities and individuals and foreign-established or foreign-controlled entities want to use China’s human genetic resources for conducting scientific research, they must comply with the applicable Chinese laws, regulations and rules (including any approval requirements) and carry out such research through collaboration with Chinese research institutions, universities, medical institutions or enterprises. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.

Rest of the world regulation

For other countries outside of the EEA, the United Kingdom and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, privacy, information security, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Employees

As of June 30, 2021, we had 170 full-time employees, of which 36 have M.D. or Ph.D. degrees. At such date, we also had 3 part-time employees, and 40 consultants/contractors. Within our workforce, 78 employees are engaged in research and development and 92 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be very strong, as evidenced by our more than 20 awards for company culture and leadership.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our corporate headquarters is located in Cambridge, MA, where we lease and occupy approximately 33,539 square feet of office space, pursuant to a lease expiring January 31, 2023. We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Manufacturing

We developed our manufacturing strategy with the aim to deliver reliability, quality, and affordability for our future customers, the Global Buyers’ Club. We do not own or operate, and currently have no plans to establish, any manufacturing facilities. As such, we are developing robust and replicable manufacturing processes and analytical methods in concert with world-class, global CMOs. Additionally, we plan to maintain efficient use of inventory, leveraging advanced supply chain planning capabilities and storing inventory at the most strategic points of the value chain to also ensure reliability of supply for us and our combination partners, as appropriate.

For clinical supply, we use CMOs who act in accordance with the FDA’s good manufacturing practices, or cGMP, for the manufacture of drug substance and product. We expect to rely on third parties for the production of all clinical supply drug substance and drug product. We use additional contract manufacturers to fill, label, package, store and distribute investigational drug products. It is our intent to identify and qualify additional manufacturers to provide drug substance and drug product services (including packaging and distribution) as products move into the regulatory approval stage for any product candidates that complete clinical development. In parallel, we are designing our supply chains for late-stage clinical programs with dual sourcing of both drug substance manufacturing and drug product formulation.

All of our CMOs have Quality Management Systems in line with U.S., EU and UK regulatory expectations and our internal quality function has full oversight responsibility, including on-site pre and post approval inspections, for those suppliers. The quality oversight is ensured through the supply and quality agreements agreed with all of our suppliers.

As our portfolio expands, we will continue to evaluate whether there is strategic benefit to internalizing certain technologies or processes. This assessment will be based on our priorities of quality, reliability, and affordability, as well as risk management factors, including geopolitical

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

EQRX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, unless otherwise noted, “we,” “us,” “EQRx” and the “Company” refer to EQRx, Inc. and its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes and unaudited condensed consolidated financial statements and related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/ prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Our mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner. Launched in January 2020, our “New Pharma” solution starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases. We are focused on developing programs that are innovative, branded, and patent-protected that, if approved, have potential to be equivalent or superior to other therapies in their class. Our team of leading drug hunters is building our catalog through:

•        In-licensing clinical and preclinical stage programs to accelerate our business model;

•        Building alliances with cutting-edge drug engineering platforms to build an earlier-stage pipeline of programs; and

•        Establishing partnerships with other biopharma companies to develop combination therapies.

Assuming we are successful in obtaining regulatory approval, we plan to offer our catalog of innovative medicines to payers and health systems at radically lower prices, through a simple and transparent pricing model without surprise price increases. We are also assembling a Global Buyers’ Club by entering into long-term, trusted strategic partnerships with private and public payers, providers and health systems so they and the patients they serve can gain access to our, if approved, equally as good or better medicines at radically lower prices. We will offer simple and transparent pricing models to provide an opportunity for dramatic savings in these high-cost drug areas. Our current pipeline of product candidates includes two late stage pre-registrational programs each acquired in 2020: aumolertinib (EQ143), a third-generation epidermal growth factor receptor (EGFR) inhibitor, in-licensed from (Shanghai) Healthtech Co., LTD and Jiangsu Hansoh Pharmaceutical Group Company LTD (collectively, Hansoh), and sugemalimab (EQ165, also known as CS1001), an anti-programmed death-ligand 1 (PD-L1) antibody, in-licensed from CStone Pharmaceuticals (CStone).

We are seeking to complete a merger with CMLS that would result in CMLS acquiring 100% of our issued and outstanding equity securities. Together with CMLS’s cash resources, additional funding for our operations would be provided through a PIPE Financing (as defined below) to be completed concurrently with the merger. In the event a merger is not consummated, we may be required to obtain additional funding whether through private or public offerings, debt, future collaboration agreements or a combination thereof and such additional funding may not be available on terms acceptable or favorable to us. There is inherent uncertainty associated with these fundraising activities and they are not considered probable.

Since our inception, we have focused primarily on organizing and staffing our company, business planning, raising capital, acquiring product candidates, securing related intellectual property, establishing strategic collaborations with payers, integrated delivery networks and health systems, and conducting research and development activities for our programs. Since our inception, we have funded our operations primarily through private equity financings. To date, we have raised an aggregate of approximately $786.7 million of gross proceeds from the sale of our convertible preferred shares and another $22.0 million through convertible preferred notes that were issued in 2019 and subsequently converted into shares of our Series A convertible preferred stock (“Series A”).

Since inception, we have incurred significant operating losses. Our net losses were $250.0 million and $8.5 million for the year ended December 31, 2020 and the period from August 26, 2019 (“Inception”) to December 31, 2019, respectively, and $61.3 million and $15.5 million for the six months ended June 30, 2021 and 2020, respectively. We had an accumulated deficit of $319.8 million and $258.5 million as of June 30, 2021 and December 31, 2020, respectively. We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future, as we seek regulatory approvals for our pipeline candidates, manufacture drug product and drug supply, maintain and expand our intellectual property portfolio, as well as hire additional personnel, pay for accounting, audit, legal, regulatory and consulting services, and pay costs associated with maintaining compliance with Nasdaq listing rules and the requirements of the U.S. Securities and Exchange Commission (“SEC”), director and officer liability insurance, investor and public relations activities and other expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies, our clinical trials and our expenditures on other research and development activities and the expansion of our pipeline.

We do not have any product candidates approved for sale and have not generated any revenue from product sales. We will not generate revenue from product sales unless and until we successfully obtain regulatory approval for our product candidates, if ever, and as appropriate, complete clinical development. In addition, if we obtain regulatory approval for our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on acceptable terms, or at all. Our failure to raise capital or enter into such agreements as, and when needed, could have a negative effect on our business, results of operations and financial condition.

Response to COVID-19

In March 2020, the World Health Organization characterized the novel COVID-19 virus as a global pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. These situations, or others associated with COVID-19, could cause delays in our clinical trial plans, our ability to obtain regulatory approvals, and could increase expected costs, all of which could have a material adverse effect on our business and financial condition. We implemented work-from-home and other policies, and are adapting to evolving federal, state and local health regulations as they evolve. Because of the nature of our current operations, COVID-19 has not had a significant impact on our operations or financial results to date.

Proposed Business Combination Transaction

On August 5, 2021, we executed a definitive merger agreement with CMLS and Clover III Merger Sub, Inc., which will result in CMLS acquiring 100% of our issued and outstanding equity securities. The proposed merger will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as EQRx issuing equity for the net assets of CMLS, with no goodwill or intangible assets recorded. Under this method of accounting, CMLS will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, our stockholders are expected to have a majority of the voting power of the combined company, we will comprise all of the ongoing operations of the combined entity, we will comprise a majority of the governing body of the combined company, and our senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, CMLS will be renamed EQRx, Inc. The boards of directors of both CMLS and EQRx have approved the proposed Business Combination. Completion of the transaction, which is expected to occur during the fourth quarter of 2021, is subject to approval of CMLS stockholders and the satisfaction or waiver of certain other customary closing conditions.

The post combination company is expected to receive net proceeds of approximately $1.7 billion upon the closing of the proposed Business Combination, assuming no redemptions are affected by stockholders of CMLS, and the newly combined business will operate under the current EQRx management team upon the closing of the proposed merger. In connection with the proposed Business Combination, CMLS has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 120.0 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $1.2 billion upon the closing of the PIPE Financing. The closing of the proposed Business Combination is a precondition to the PIPE Financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of our convertible preferred stock issued and outstanding immediately prior to the Effective Time shall be converted into a share of our common stock, and then exchanged for CMLS common stock in the merger. At the Effective Time, each option to purchase our common stock shall become an option, respectively, to purchase shares of common stock of the combined company, subject to adjustment in accordance with the exchange ratio, as defined in the merger agreement. Completion of the PIPE Financing and proposed Business Combination is subject to approval of CMLS stockholders and the satisfaction or waiver of certain other customary closing conditions. The approval from CMLS stockholders is expected in the fourth quarter of 2021.

Financial Overview

Revenue

To date, we have not recognized any revenue from product sales. If our development efforts for our product candidates are successful and result in regulatory approval, or license agreements with third parties, we may generate revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts and the development of our product candidates, salaries and benefits, and third-party license fees. We expense research and development costs as incurred, which include:

•        employee-related expenses, including salaries, bonuses, benefits, stock-based compensation, other related costs for those employees involved in research and development efforts;

•        external research and development expenses incurred under agreements with contract research organizations (“CROs”) as well as consultants that conduct our preclinical studies and development services;

•        costs incurred under collaboration agreements;

•        costs related to manufacturing material for our preclinical and clinical studies;

•        costs related to compliance with regulatory requirements; and

•        facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent, utilities and insurance.

We expense research and development costs as they are incurred. We estimate preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions, CROs, and clinical manufacturing organizations (“CMOs”), that conduct and manage preclinical studies and clinical trials on our behalf based on actual time and expenses incurred by them. Further, we accrue expenses related to clinical trials based on the level of patient activity according to the related agreement. We monitor patient enrollment levels and related activity to the extent reasonably possible and adjust estimates accordingly.

We account for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the services have been performed or when the goods have been received rather than when the payment is made.

We track external research and development costs on a program-by-program basis once we have identified a product candidate. We do not allocate employee costs, facilities costs, including depreciation, or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to conduct our research activities as well as for managing our preclinical development, clinical development and manufacturing activities.

The following table summarizes our research and development expenses (in thousands):

	Six Months Ended June 30,		Year Ended December 31, 2020	From Inception to December 31, 2019
	2021	2020
EQ121	$7,355	$3,000	$4,057	$—
Lerociclib	2,778	—	26,872	—
Aumolertinib	2,864	—	28,016	—
Sugemalimab	3,004	—	80,745	—
EQ176	1,205	—	71,374	—
Preclinical assets	6,550	—	4,000	—
Unallocated other research and development expense	6,174	1,250	4,158	1,000
Unallocated compensation expense	8,163	1,035	5,169	145
Total research and development expense	$38,093	$5,285	$224,391	$1,145

The successful development of our product candidates is highly uncertain. We plan to substantially increase our research and development expenses for the foreseeable future as we continue the development of our product candidates and manufacturing processes, conduct discovery and research activities for our preclinical programs and expand our pipeline. We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We anticipate that we will make determinations as to which product candidates to pursue and how much funding to direct to each product candidate on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and our ongoing assessments as to each product candidate’s commercial potential. Our clinical development costs are expected to increase significantly as we commence additional clinical trials. We anticipate that our expenses will increase substantially, particularly due to the numerous risks and uncertainties associated with developing product candidates, including the uncertainty of:

•        the scope, rate of progress, and expenses of our ongoing research activities as well as any preclinical studies, clinical trials and other research and development activities;

•        establishing an appropriate safety profile with IND enabling studies;

•        successful enrollment in and completion of clinical trials;

•        whether our product candidates show safety and efficacy in our clinical trials;

•        receipt of marketing approvals from applicable regulatory authorities;

•        the progress of our discovery collaborations with strategic partners;

•        establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•        obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•        commercializing product candidates, if and when approved, whether alone or in collaboration with others; and

•        continued acceptable safety profile of products following any regulatory approval.

Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on other product candidates. For example, if the FDA, EMA or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expense consists primarily of employee related costs, including salaries, bonuses, benefits, stock-based compensation and other related costs for our executive and administrative functions. General and administrative expense also includes professional services, including legal, accounting and audit services and other consulting fees, costs associated with the partnership contracts we have in place with certain payers, integrated delivery networks and health systems, as well as facility costs not otherwise included in research and development expenses, insurance and other general administrative expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance and director and officer insurance costs as well as investor and public relations expenses associated with operating as a public company. In addition, when and if we obtain regulatory approval for our pre-registrational programs, or any of our other product candidates, we expect to incur additional expenses related to the building of our team to support product sales and distribution activities.

Other Income (Expense)

Change in Fair Value of Convertible Promissory Notes

Change in fair value of convertible promissory notes consists of a loss realized for the period from Inception to December 31, 2019, as a result of adjusting our convertible promissory notes to their fair value. The convertible promissory notes converted into shares of Series A concurrently with the close of the Series A financing in January 2020.

Interest Income

Interest income consists of income earned on our cash and cash equivalents.

Other Income (Expense)

Other income (expense) consists of miscellaneous income and expense unrelated to our core operations.

Results of Operations

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,		Change
	2021	2020
Operating expenses:
Research and development	$38,093	$5,285	$32,808
General and administrative	23,505	10,316	13,189
Total operating expenses	61,598	15,601	45,997
Loss from operations	(61,598)	(15,601)	(45,997)
Other income:
Interest income	163	56	107
Other income	92	—	92
Total other income	255	56	199
Net loss	$(61,343)	$(15,545)	$(45,798)

Research and Development Expenses

Research and development expense was $38.1 million for the six months ended June 30, 2021, compared to $5.3 million for the six months ended June 30, 2020. The increase of $32.8 million was primarily driven by increases of $12.4 million in preclinical and clinical development costs and $4.5 million in license and milestone fees associated with the compounds added to our pipeline during 2020 and 2021, a $7.2 million increase in employee related expenses driven by significant growth in our research and development headcount to support the development of our pipeline, a $3.7 million increase in consulting and professional fees, and a $5.0 million increase in information technology, facilities and other allocated expenses that support our overall research and development activities.

General and Administrative Expenses

General and administrative expense was $23.5 million for the six months ended June 30, 2021, compared to $10.3 million for the six months ended June 30, 2020. The increase of $13.2 million was primarily driven by a $9.5 million increase in employee related expenses driven by an increase in headcount to support the overall growth of the organization, a $2.5 million increase in costs associated with the partnership contracts we have in place with certain payers, integrated delivery networks and health systems, and a $1.6 million increase in consulting and professional fees, partially offset by a $0.4 million decrease in information technology, facilities, overhead allocations and other expenses.

Other Income

Total other income was $0.3 million for the six months ended June 30, 2021, compared to $56 thousand for the six months ended June 30, 2020. The increase was primarily due to an increase of $0.1 million in interest income driven by higher cash balances during the six months ended June 30, 2021, and a $0.1 million increase in other income due to amortization of premiums and discounts associated with our investments classified within cash and cash equivalents.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the year ended December 31, 2020, and for the period from Inception through December 31, 2019 (in thousands):

	Year Ended December 31, 2020	Period From Inception To December 31, 2019	Change
Operating expenses:
Research and development	$224,391	$1,145	$223,246
General and administrative	25,689	3,481	22,208
Total operating expenses	250,080	4,626	245,454
Loss from operations	(250,080)	(4,626)	(245,454)
Other income (expense):
Change in fair value of convertible promissory notes	—	(3,882)	3,882
Interest income	97	—	97
Total other income (expense)	97	(3,882)	3,979
Net loss	$(249,983)	$(8,508)	$(241,475)

Research and Development Expenses

Research and development expense was $224.4 million for the year ended December 31, 2020 compared to $1.1 million for the period from inception through December 31, 2019. The increase of $223.2 million was primarily driven by increases of $204.0 million of license and milestone fees and $9.3 million of preclinical and clinical development costs associated with the compounds added to our pipeline during 2020, a $5.5 million increase in employee related expenses driven by significant growth in our research and development headcount to support the growth and development of our pipeline, a $1.8 million increase in consulting and professional fees, and a $2.6 million increase in information technology, facilities and other allocated expenses that support our overall research and development activities.

General and Administrative Expenses

General and administrative expense was $25.7 million for the year ended December 31, 2020 compared to $3.5 million for the period from inception through December 31, 2019. The increase of $22.2 million was primarily driven by a $10.7 million increase in employee related expenses driven by an increase in headcount to support the overall growth of the organization, a $5.1 million increase in consulting and professional fees, a $2.5 million increase in legal fees, a $1.8 million increase in costs associated with the partnership contracts we have in place with certain payers, integrated delivery networks and health systems, and a $2.1 million increase in information technology, facilities and other expenses.

Other Income (Expense)

Total other income was $97 thousand for the year ended December 31, 2020, compared to total other expense of $3.9 million for the period from Inception through December 31, 2019. The income recognized during the year ended December 31, 2020, consists of interest income earned on our cash and cash equivalents balances. The $3.9 million loss recognized during the period from Inception to December 31, 2019 consists of a loss recognized upon adjusting our convertible promissory notes to their fair value. The convertible promissory notes converted into shares of Series A concurrently with the close of the Series A financing in January 2020. At the time of conversion, the convertible promissory notes were already valued at fair value. Accordingly, no gain or loss was recognized during the year ended December 31, 2020.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have generated recurring net losses. We have not yet commercialized any product and we do not expect to generate revenue from sales of any products until 2023, if at all. Since our inception, we have funded our operations primarily through proceeds from the issuance of preferred stock. To date, we have raised an aggregate of approximately $786.7 million of gross proceeds from the sale of our convertible preferred stock and another $22.0 million through convertible preferred notes that were issued in 2019 and subsequently converted into shares of Series A. As of June 30, 2021, we had cash, cash equivalents and restricted cash of $500.8 million.

Funding Requirements

We believe that, prior to the consideration of revenue and associated costs from the potential future sales of any of our investigational products that may receive regulatory approval, the net proceeds from the Business Combination and the PIPE Financing, together with our existing cash and cash equivalents on hand as of June 30, 2021 of $500.8 million will enable us to fund our operating expenses and capital expenditure requirements at least through 2024, based on certain assumptions for our development programs. Assuming we receive regulatory approval for our two late stage pre-registrational products and begin commercial launch activities throughout the 2023-2025 time period, continue launching across multiple markets thereafter, and can successfully execute on our current plans to develop and commercialize our products, we believe that, absent the proceeds from the Business Combination and PIPE Financing, an incremental investment of approximately $2.0 billion would be sufficient to fund our operations through 2026 when we expect to become cash flow neutral. However, we may never succeed in these activities and, even if we succeed in commercializing one or more of our product candidates, we may never generate revenue that is significant enough to become cash flow neutral or achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional product candidates. We have based this estimate on assumptions that may prove to be wrong, and we could expend our capital resources sooner than we expect.

We expect to incur significant expenses and operating losses for the foreseeable future as we seek regulatory approval, advance our product candidates, pursue commercialization of any approved product candidates and advance other candidates in our pipeline through preclinical and clinical development. We expect that our research and development and general and administrative costs will increase in connection with our planned research and development and commercialization activities. In addition, upon the completion of the Business Combination, we expect to incur additional costs associated with operating as a public company. Because of the numerous risks and uncertainties associated with research, development and commercialization of our product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future capital requirements will depend on many factors, including:

•        the outcome, timing and cost of meeting regulatory requirements established by the FDA, EMA and other regulatory authorities;

•        the progress of our efforts to license rights to additional product candidates;

•        the timing and amount of milestone and royalty payments that we are required to make or eligible to receive under our current or future collaboration and license agreements;

•        the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•        the cost and timing of completion of commercial-scale manufacturing activities;

•        the extent to which we partner our programs, acquire or in-license other product candidates and technologies or enter into additional collaborations;

•        efforts to establish and develop our Global Buyer’s Club through which payers can access our future product candidates;

•        the scope, progress, results and costs of our research programs and development of any additional product candidates that we may pursue;

•        our headcount growth and associated costs as we expand our research and development and establish our commercial infrastructure;

•        the cost of expanding, maintaining and enforcing our intellectual property portfolio, including filing, prosecuting, defending and enforcing our patent claims and other intellectual property rights;

•        the cost of defending potential intellectual property disputes, including patent infringement actions brought by third parties against us or any of our product candidates;

•        the effect of competing technological and market developments;

•        the revenue, if any, received from commercial sales of aumolertinib and sugemalimab and any future product candidates for which we receive marketing approval; and

•        the costs of operating as a public company.

Until such time, if ever, as we can generate substantial product revenues to support our cost structure, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations and other similar arrangements. To the extent that we raise additional capital through the sale of equity or convertible securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, or other similar arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common shares. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash Flows

Comparison of the Six Months Ended June 30, 2021 and 2020

The following table summarizes our cash flows for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020	Change
Net cash used in operating activities	$(60,830)	$(16,150)	$(44,680)
Net cash used in investing activities	(295)	(789)	494
Net cash provided by financing activities	71,601	110,406	(38,805)
Net increase (decrease) in cash, cash equivalents and restricted cash	$10,476	$93,467	$(82,991)

Operating Activities

Cash flows from operating activities represent the cash receipts and disbursements related to all of our activities other than investing and financing activities. Operating cash flow is derived by adjusting our net loss for non-cash operating items such as depreciation, and stock-based compensation, as well as changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.

Cash used in operating activities for the six months ended June 30, 2021 was $60.8 million, which was primarily attributable to a net loss of $61.3 million and net cash used as a result of changes in our operating assets and liabilities of $2.6 million, partially offset by $1.8 million of stock-based compensation expense, $0.8 million of amortization of our right-to-use asset and lease liability, and $0.6 million of depreciation expense. The net cash used of $2.6 million as a result of changes in our operating assets and liabilities was primarily due to a $11.4 million increase in prepaid expenses, partially offset by a $6.5 million increase in accounts payable and a $2.3 million increase in accrued expenses.

Cash used in operating activities for the six months ended June 30, 2020 was $16.2 million, which was primarily attributable to a net loss of $15.5 million and net cash used as a result of changes in our operating assets and liabilities of $0.9 million, partially offset by $0.2 million of amortization of our right-of-use assets and liabilities. The net cash used of $0.9 million as a result of changes in our operating assets and liabilities was primarily due to a $1.0 million increase in prepaid expenses and other assets, and a $0.1 million decrease in accounts payable, partially offset by a $0.2 million increase in accrued expenses.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2021 was $0.3 million, and consisted of purchases of property and equipment.

Cash used in investing activities for the six months ended June 30, 2020 was $0.8 million, and consisted of purchases of property and equipment.

Financing Activities

Cash provided by financing activities for the six months ended June 30, 2021 was $71.6 million, and consisted of $71.3 million of net proceeds from the sale and issuance of shares of Series B convertible preferred stock, and $0.3 million from the issuance of shares of restricted common stock to our employees and advisors.

Cash provided by financing activities for the six months ended June 30, 2020 was $110.4 million, and consisted of $110.2 million of net proceeds from the sale and issuance of shares of Series A, and $0.2 million from the issuance of shares of restricted common stock to our employees and advisors.

Comparison of the Years Ended December 31, 2020 and 2019

The following table summarizes our cash flows for the year ended December 31, 2020 and for the period from Inception through December 31, 2019 (in thousands):

	Year Ended December 31, 2020	Period From Inception To December 31, 2019	Change
Net cash used in operating activities	$(241,506)	$(2,603)	$(238,903)
Net cash used in investing activities	(2,980)	(78)	(2,902)
Net cash provided by financing activities	715,479	22,003	693,476
Net increase (decrease in cash, cash equivalents and restricted cash	$470,993	$19,322	$451,671

Operating Activities

Cash used in operating activities for the year ended December 31, 2020, was $241.5 million, which was primarily attributable to a net loss of $250.0 million and was partially offset by net cash provided by changes in our operating assets and liabilities of $7.6 million, $0.3 million of stock-based compensation expense, $0.3 million of depreciation expense, and $0.2 million in amortization of our right-of-use assets and liabilities. The net cash provided of $7.6 million as a result of changes in our operating assets and liabilities was primarily due to a $9.9 million increase in accrued expenses and $0.3 million increase in accounts payable, partially offset by a $2.6 million increase in prepaid expenses and other assets.

Cash used in operating activities for the period from Inception to December 31, 2019 was $2.6 million, which was primarily attributable to a net loss of $8.5 million, $3.9 million of changes in fair value of convertible promissory notes, and net cash provided by changes in our operating assets and liabilities of $2.0 million. The net cash provided of $2.0 million as a result of changes in our operating assets and liabilities was primarily due to a $1.1 million increase in accrued expenses and a $1.0 million increase in account payable.

Investing Activities

Cash used in investing activities for the year ended December 31, 2020 was $3.0 million, and consisted of purchases of property and equipment.

Cash used in investing activities for the period from Inception to December 31, 2019 was $78 thousand, and consisted of purchases of property and equipment.

Financing Activities

Cash provided by financing activities for the year ended December 31, 2020 was $715.5 million, and consisted of $714.5 million of net proceeds from the sale and issuance of shares of Series A, and $0.9 million from issuance of shares of restricted common stock to our employees and advisors.

Cash provided by financing activities for the period from Inception to December 31, 2019 was $22.0 million, and consisted of proceeds from the sale and issuance of convertible promissory notes.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with CROs and CMOs for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations above.

In December 2019, we entered into a non-cancellable operating lease with Surface Oncology, Inc. for 33,529 square feet of office space in Cambridge, Massachusetts (the “Lease Agreement”). The term of the Lease Agreement commenced on January 1, 2020 and will expire on January 31, 2023, with no renewal option.

As discussed in Note 9 to the annual audited consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we are party to several agreements to license intellectual property. The license agreements may require us to pay upfront license fees, milestone payments, minimum royalty payments, as well as reimbursement of certain patent costs incurred by the licensors, as applicable. All of the agreements are cancelable by us at any time upon prior written notice to the licensor.

As discussed in Note 10 to the unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we are party to discovery collaboration agreements. The discovery collaboration agreements may require us to pay upfront fees, as well as reimbursements of certain research and development costs and sharing of operating profits (losses), as applicable. The discovery collaboration agreements are cancelable by us at any time upon prior written notice to the collaborator.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the consolidated financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in Note 2 to our audited annual consolidated financial statements appearing elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development and manufacturing expenses. This process involves reviewing open contracts, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

•        CROs in connection with performing research and development activities on our behalf, including preclinical studies and clinical trials;

•        Investigative sites or other service providers in connection with preclinical or clinical trials; and

•        CMOs and other vendors related to product manufacturing and development and distribution of preclinical and clinical supplies.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts from CROs that conduct and manage studies on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract, which may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing fees, we estimate the time period over which services will be performed, enrollment of patients, number of sites activated and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We measure stock-based awards granted to employees, non-employees and directors based on their fair value on the date of grant and recognize compensation expense over the requisite service period, which is generally the vesting period. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions. For awards with performance-based vesting conditions, we assess the probability that the performance conditions will be achieved at each reporting period. We use the accelerated attribution method to expense the awards over the requisite service period when the performance conditions are deemed probable of achievement.

We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected term of our common stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options, and our expected dividend yield. We estimate the fair value of each restricted common stock granted based upon the difference between the fair value of our common stock on the grant date and the price per share paid by the purchasers.

As there is not a public market for our common stock prior to becoming publicly traded, the estimated fair value of our common stock was determined by our board of directors as of the date of grant of each option or restricted stock award, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method (“OPM”) or a hybrid method, both of which used market approaches to estimate our enterprise value. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. The hybrid method is a probability-weighted expected return method (“PWERM”) where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

In addition to the results of these third-party valuations, our board of directors also considered a number of objective and subjective factors to determine the fair value of our common stock on each grant date, including: (i) our stage of development and our business strategy; (ii) the progress of our research and development programs; (iii) the progress of our collaboration and licensing efforts; (iv) the illiquid nature of our common stock; (v) the prices at which we sold convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to our common stock at the time of each grant; (vi) external market conditions affecting the biotechnology industry, and trends within the biotechnology industry; (vii) our financial position, including cash on hand, and our historical and forecasted performance and operating results; and (viii) the likelihood of achieving a liquidity event.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Adopted Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited annual consolidated financial statements and unaudited condensed consolidated financial statements appearing elsewhere in this proxy statement/prospectus.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

We had cash, cash equivalents and restricted cash of $500.8 million and $490.3 million as of June 30, 2021 and December 31, 2020, respectively, which consisted of cash, U.S. Government money market funds and commercial bonds. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 1% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

Foreign Currency Exchange Risk

Our reporting and functional currency is the U.S. dollar. We currently do not have significant exposure to foreign currencies as we hold no foreign exchange contracts, option contracts, or other foreign hedging arrangements. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Effects of Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Our operations may be subject to inflation in the future.

Emerging Growth Company Status

We are an “emerging growth company,” or EGC, under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Section 107 of the JOBS Act provides that an EGC can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of new or revised accounting standards and, therefore, we will be subject to the same requirements to adopt new or revised accounting standards as private entities. As an EGC, we may take advantage of certain exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an EGC:

•        we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        we may avail ourselves of the exemption from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

•        we may provide reduced disclosure about our executive compensation arrangements; and

•        we may not require nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments.

We will remain an EGC until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the completion of the CMLS IPO, (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more, (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous rolling three-year period, or (iv) the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

EXECUTIVE AND DIRECTOR COMPENSATION OF EQRx

Throughout this section, unless otherwise noted, “we,” “us,” “EQRx” and the “company” refer to EQRx, Inc. and its consolidated subsidiaries prior to completion of the Business Combination; and the term “New EQRx” refers to the combined company following consummation of the Business Combination.

Executive Compensation Overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of our Chairman and former Chief Executive Officer, our Chief Executive Officer and President and our other executive officers identified in the 2020 Summary Compensation Table below, who we refer to as the named executive officers, has consisted of a combination of base salary, bonuses and equity incentive compensation in the form of restricted stock awards and stock options. Our named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in our retirement and health and welfare benefit plans.

As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances merit. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the New EQRx board of directors and the Compensation and Talent Development Committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. In connection with our executive compensation program, we will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New EQRx adopts following the closing of the Business Combination could vary from our historical practices and currently planned programs summarized in this discussion.

The following table shows the total compensation during the year ended December 31, 2020 awarded to or earned by (1) EQRx’s former principal executive officer, who is expected to serve as Executive Chairman of New EQRx, (2) EQRx’s current principal executive officer, who is expected to serve as principal executive officer of New EQRx, and (3) EQRx’s two next most highly compensated executive officers who are expected to serve as executive officers of New

EQRx. Our executive officers who are expected to become executive officers of New EQRx did not earn any nonqualified deferred compensation during the period presented and accordingly, we have omitted that column from the table.

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(2) ($)	Total ($)
Alexis Borisy(3)	2020	575,000	—	—	396,750	—	971,750
Executive Chairman and Former Chief Executive Officer

Melanie Nallicheri(4)	2020	475,000	—	—	285,000	11,400	771,400
President and Chief Executive Officer

Jami Rubin(5)	2020	—	—	—	—	—	—
Chief Financial Officer

Eric Hedrick, M.D.(6)	2020	146,250	—	—	61,032	—	207,282
Chief Physician Executive

____________

(1)     Represents aggregate grant date fair value of restricted stock awarded to the named executive officer calculated in accordance with ASC 718. See footnote 8 to EQRx’s audited financial statements appearing elsewhere in this proxy statement/prospectus for a discussion of ASC 718. Ms. Nallicheri purchased 1.7 million restricted shares at the then-current fair market value in February 2020; Dr. Hedrick purchased 1.0 million restricted shares at the then-current fair market value in August 2020.

(2)    Represents 401(k) match paid by EQRx.

(3)    Mr. Borisy served as Chairman and Chief Executive Officer of EQRx during 2020 and through August 31, 2021, and will become Executive Chairman effective September 1, 2021.

(4)    Ms. Nallicheri served as President and Chief Operating Officer of EQRx during 2020 and through August 31, 2021, and will become President and Chief Executive Officer and join the board of directors of EQRx on September 1, 2021.

(5)    Ms. Rubin joined EQRx in April 2021 and did not earn any compensation in 2020.

(6)    Dr. Hedrick joined EQRx in August 2020. Salary and target bonus amounts are pro-rated.

Narrative Disclosures to the Summary Compensation Table

Our board of directors reviews compensation annually for all employees, including our named executive officers. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, historical compensation level of our executives, individual performance as compared to our expectations and objectives, our desire to motivate employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to value creation for our company.

2020 Base Salaries

The annual base salaries of our named executive officers are generally determined, approved and reviewed periodically by our board of directors or compensation committee in order to compensate our named executive officers for their satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our named executive officers, reflecting their skill sets, experience, roles and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Name	2020 Base Salary ($)
Alexis Borisy	575,000
Melanie Nallicheri	475,000
Jami Rubin	—
Eric Hedrick	390,000

Non-Equity Incentive Plan Compensation

Our bonus program is intended to recognize and reward associates for achieving established objectives that are linked to the company’s growth and success, thereby allowing you to share in our performance based on corporate and individual accomplishments.

Name	2020 Bonus Target (%)
Alexis Borisy	57.5
Melanie Nallicheri	50.0
Jami Rubin	—
Eric Hedrick	35.0

Our named executive officers earned bonuses as set forth in the 2020 Summary Compensation Table. Theses bonuses were based on specified company and individual performance metrics that were approved by the board of directors, and in the case of Dr. Hedrick, was prorated based on employment start date.

Equity Incentive Compensation

Our equity-based incentive awards granted to our named executive officers are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. We have historically used restricted stock awards and share options as an incentive for long-term compensation to our executive officers.

Share options allow our executive officers to profit from this form of equity compensation only if our share price increases relative to the share option’s exercise price, which exercise price is set at the fair market value of our common shares on the date of grant. We may grant equity awards at such times as our board of directors or compensation committee determines appropriate.

Our executives generally are given the opportunity to acquire restricted stock and/or a grant of stock options in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving corporate goals or to reward certain performance. All options are granted with an exercise price that is no less than the fair market value of our common shares on the date of such grant of such award.

Prior to the Business Combination, we granted all restricted stock awards and share options pursuant to EQRx’s 2019 Stock Option and Grant Plan (the “2019 Plan”). The terms of our equity plans are described below under “— Equity Incentive Plans.”

Executive Compensation Arrangements

The material terms of the employment agreements with our executive officers are described below.

Alexis Borisy

On November 11, 2019, and as amended and restated as of January 10, 2020, we entered into an employment letter with Alexis Borisy for the position of Chief Executive Officer, pursuant to which Mr. Borisy is entitled to a base salary of $575,000 and an annual target bonus equal to 57.5% of his base salary. His salary is subject to annual review at the discretion of the board of directors. Mr. Borisy’s employment has no specified term and can be terminated at will by either party.

Prior to the amendment and restatement of his letter agreement, Mr. Borisy held two equity grants that he received as a co-founder of EQRx to purchase an aggregate of 30,000,000 shares of common stock at a purchase price per share equal to fair market value on the date of grant. In connection with amending and restating his letter agreement, Mr. Borisy agreed to amend the terms of his founder grants to subject 25,500,000 of the underlying shares to the acceleration provisions set forth in the Severance Policy (as described below) and a new time-based vesting schedule. Accordingly, such options now vest in 48 equal monthly installments until January 2024 subject to Mr. Borisy’s continuous employment or other service relationship. However, in the event that (i) Mr. Borisy’s employment is terminated without cause (as defined in his letter agreement) and (ii) the board of directors do not otherwise provide an opportunity for Mr. Borisy to provide continued consulting, advisory, or other services for a period of at least 24 months following such termination, then 6,375,000 of his then-unvested shares (or, if a lesser number, all of his then-unvested shares) will immediately accelerate and become fully nonforfeitable as of the date of such termination. Additionally, in the event that Mr. Borisy’s employment is terminated without cause or he resigns for good reason in connection with, or within the 12-month period following a change in control (as such term is defined in his letter agreement), such period the “change in control” period, any then-unvested shares will immediately accelerate and become fully nonforfeitable.

If Mr. Borisy’s employment is terminated without cause or as a result of his resignation for good reason outside of the change in control period, he will be eligible to receive: (i) 12 months of salary at his then current base salary and his target bonus amount, payable in a lump sum within 60 days of termination, (ii) 12 months’ benefits continuation, (iii) salary earned through date of termination, (iv) any unreimbursed expenses incurred through the date of termination, and (v) all accrued and vested benefits under the employee benefit plans in which he participates in accordance with the terms of such plans.

In the event Mr. Borisy is terminated without cause or he resigns for good reason during the change in control period, he will be eligible to receive: (i) 12 months of salary at his then current base salary and his target bonus amount, (ii) 12 months’ benefits continuation, (iii) full acceleration of all outstanding stock options and other equity awards then subject to vesting, (iv) salary earned through date of termination, (v) any unreimbursed expenses incurred through the date of termination, and (vi) all accrued and vested benefits under the employee benefit plans in which Mr. Borisy participates in accordance with the terms of such plans.

In connection with his transition to Executive Chairman in September 2021, EQRx entered into an amendment to Mr. Borisy’s letter agreement to reduce his salary to $360,000 per year, pro-rated for the 2021 calendar year, along with a reduction in his target bonus percentage to 55% of his base salary, pro-rated for the 2021 calendar year.

Melanie Nallicheri

On November 11, 2019, and as amended and restated January 10, 2020, we entered into an employment agreement with Melanie Nallicheri for the position of President and Chief Operating Officer, pursuant to which Ms. Nallicheri is entitled to a base salary of $475,000 and an annual target bonus equal to 50% of her base salary. Her salary is subject to an annual review and increase, but not decrease, within the sole discretion of the board of directors. Ms. Nallicheri’s employment has no specified term and can be terminated at will by either party.

Prior to the amendment and restatement of her agreement, Ms. Nallicheri held 13,500,000 restricted shares of common stock that she was granted as a co-founder of EQRx and purchased at a price per share equal to fair market value of common stock on the date of grant. In connection with amending and restating her agreement, Ms. Nallicheri agreed to amend the terms of her founder shares to subject 11,475,000 shares to the acceleration provisions set forth in the Severance Policy (as defined below) and new time-based vesting schedule. Accordingly, these 11,475,000 restricted shares now vest in 48 equal monthly installments until January 10, 2024, subject to Ms. Nallicheri’s continuous employment or other service relationship on each applicable vesting date. Additionally, Ms. Nallicheri was eligible to receive an additional equity grant to purchase 1,700,000 shares of common stock at a purchase price per share equal to fair market value of common stock subject to time-based vesting and the acceleration provisions of the Severance Policy, which were granted to her in February 2020.

If Ms. Nallicheri’s employment is terminated without cause or as a result of her resignation for good reason outside of the change in control period, she will be eligible to receive: (i) 12 months of salary at her then current base salary and her target bonus amount, payable in a lump sum within 60 days of termination, and (ii) 12 months’ benefits continuation, (iii) salary earned through date of termination, (iv) any unreimbursed expenses incurred through the date of termination, and (v) all accrued and vested benefits under the employee benefit plans in which Ms. Nallicheri participates in accordance with the terms of such plans.

In the event Ms. Nallicheri is terminated without cause or resigns for good reason during the change in control period, she will be eligible to receive: (i) 12 months of salary at her then current base salary and her target bonus amount, (ii) 12 months’ benefits continuation, (iii) full acceleration of all outstanding stock options and other equity awards then subject to vesting, (iv) salary earned through date of termination, (v) any unreimbursed expenses incurred through the date of termination, and (vi) all accrued and vested benefits under the employee benefit plans in which she participates in accordance with the terms of such plans.

In connection with her transition to Chief Executive Officer in September 2021, EQRx entered into an amendment to Ms. Nallicheri’s letter agreement to increase her salary to $550,000 per year, pro-rated for the 2021 calendar year, and to increase her target bonus percentage to 55% of her base salary, pro-rated for the 2021 calendar year.

Jami Rubin

On March 8, 2021 we entered into an employment letter with Jami Rubin for the position of Chief Financial Officer pursuant to which Ms. Rubin is entitled to a base salary of $410,000 and an annual target bonus equal to 40% of her base salary. Her salary is subject to annual review at the discretion of the board of directors. Ms. Rubin’s employment has no specified term and can be terminated at will by either party.

Pursuant to the terms of her letter agreement, Ms. Rubin was eligible to receive an equity grant to purchase 3,500,000 shares of common stock in the form of either restricted stock or stock options. Ms. Rubin chose to receive her award in the form of restricted stock and acquired such shares in April 2021 in connection with her commencement of employment. The restricted stock is subject to the acceleration provisions of the Severance Policy and the following time-based and performance-based vesting conditions:

•        1,500,000 vest 25% on the first anniversary of the date of grant and in 36 monthly installments thereafter subject to Ms. Rubin’s continued employment or service relationship with EQRx;

•        1,000,000 vest if Ms. Rubin’s employment or service relationship remains continuous through the consummation of a bona fide financing transaction with a purchase price per share of at least $4.00 and results in proceeds to EQRx of $800,000,000 that occurs within the 18 month period, or performance period, following Ms. Rubin’s start date, or the finance condition; and

•        1,000,000 vest if Ms. Rubin’s employment or service relationship remains continuous through the date that EQRx’s common stock reaching $10.00 per share following an initial public offering or sale event (as such term is defined in the 2019 Plan) for 60 consecutive trading days within the four year period following Ms. Rubin’s start date.

Notwithstanding the foregoing, a ratable declining percentage (computed daily) of the 1,000,000 tranche subject to the finance condition will remain eligible to vest within the 180 day period following the performance period with 50% of the award vesting if such finance condition is reached on the 180th day following the performance period.

If Ms. Rubin’s employment is terminated without cause or as a result of her resignation for good reason outside of the change in control period, she will be eligible to receive: (i) 12 months of salary at her then current base salary and her target bonus amount, payable in a lump sum within 60 days of termination, (ii) 12 months’ benefits continuation, (iii) salary earned through date of termination, (iv) any unreimbursed expenses incurred through the date of termination, and (v) all accrued and vested benefits under the employee benefit plans in which she participates in accordance with the terms of such plans.

In the event Ms. Rubin is terminated without cause or resigns for good reason during the change in control period, she will be eligible to receive: (i) 12 months of salary at her then current base salary and her target bonus amount, (ii) 12 months’ benefits continuation, (iii) full acceleration of all outstanding stock options and other equity awards then subject to vesting, (iv) salary earned through date of termination, (v) any unreimbursed expenses incurred through the date of termination, and (vi) all accrued and vested benefits under the employee benefit plans in which she participates in accordance with the terms of such plans.

Eric Hedrick

In June 2020, EQRx entered into a letter agreement with Eric Hedrick to provide advisor services. On August 17, 2021, Dr. Hedrick transitioned from an advisor to the role of Chief Physician Executive. Pursuant to the employment letter, Dr. Hedrick is entitled to a base salary of $390,000 and an annual target bonus equal to 35% of his base salary. His salary is subject to annual review at the discretion of the board of directors. Dr. Hedrick’s employment has no specified term and can be terminated at will by either party.

Pursuant to the terms of his letter agreement, Dr. Hedrick was eligible to receive an equity grant to purchase 1,000,000 shares of common stock in the form of either restricted stock or stock options at a purchase price or exercise price per share equal to fair market value of common stock. Dr. Hedrick chose to receive his award in the form of restricted stock. Such equity grant is subject to vesting commencing on the employment start date with 25% vesting on the first anniversary of such date, and the remainder vesting in 36 equal monthly installments thereafter, subject Dr. Hedrick’s continued employment or service relationship with EQRx.

Dr. Hedrick is eligible to participate in benefits programs currently offered by EQRx. He is subject to the same terms, conditions and limitations applicable to other employees of EQRx of similar rank and tenure.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information concerning outstanding stock awards held by our executive officers as of December 31, 2020 who are expected to become executive officers of New EQRx. Our executive officers did not hold any stock options as of such date.

	Stock Awards(1)
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Alexis Borisy	19,656,250	27,125,625	—	—
Melanie Nallicheri	8,845,314	12,206,533	—	—
	—	—	1,310,417	1,808,375
Jami Rubin	—	—	—	—
Eric Hedrick	—	—	1,000,000	1,380,000

____________

(1)     The restricted shares shown for Mr. Borisy and Ms. Nallicheri vest in 48 equal monthly installments through the fourth anniversary of their respective vesting commencement dates. The restricted shares shown for Dr. Hedrick vest as follows: 25% of the shares vest on the first anniversary of Dr. Hedrick’s employment start date, and the remaining 75% vest is 36 equal monthly installments thereafter.

(2)    There was no public market value for our common stock as of December 31, 2020. Market value as of December 31, 2020 was determined as $1.38 per share, as determined by an independent valuation firm.

Other Elements of Compensation; Perquisites

Health and Welfare Plans

During their employment, our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, life insurance and disability benefits, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans.

Retirement Plan

In July 2020, EQRx adopted a 401(k) retirement and savings plan (the 401(k) Plan) covering all employees. The 401(k) Plan allows employees to make pre-tax or post tax contributions up to the maximum allowable amount set by the IRS. Under the 401(k) Plan, EQRx may make discretionary contributions as approved by the board of directors. Our executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees.

Severance and Change in Control Policy

Our board of directors has adopted a Severance and Change in Control Policy (the “Severance Policy”), pursuant to which our executive officers and certain other key employees are eligible to receive severance benefits. The Severance Policy will be in lieu of any other severance payments and benefits to which such key employee unless the key employee is party to any agreement or other arrangement that provides for greater benefits in the aggregate other than those set forth therein. All officers in the role of senior vice president or higher are eligible participants.

In the event of an “qualified termination” of the employment of an eligible employee, which generally includes a termination of employment by the employee by us for a reason other than “cause” or his or her resignation for “good reason” (as such terms are defined in the Severance Policy), that occurs outside the change in control period (as described below), then the eligible employee will be entitled to the following payments and benefits, or the Severance Benefits:

•        an amount equal to the sum of (i) 12 months of the eligible employee’s base salary as in effect immediately prior to their qualified termination of employment and (ii) such employee’s target bonus in the year of such termination; and

•        up to 12 months of company-paid continued health coverage under the Consolidated Omnibus Reconciliation Act of 1985 as amended, or COBRA.

If such qualified termination occurs within the period beginning immediately prior to a “change in control” (as defined in the Severance Policy) and ending 12 months following such “change in control,” then the eligible employee will be entitled to the Severance Benefits and 100% accelerated vesting of all then-outstanding equity awards. Eligible participants who are not members of the senior leadership team (i.e., our executive officers and their direct reports) are entitled to (i) an amount equal to the sum of nine months of base salary and 0.75x his or her target bonus in the year of such termination and (ii) up to nine months of continued health coverage under COBRA.

The receipt of the payments and benefits provided for under the Severance Policy described above is conditioned on the eligible employee signing and not revoking a separation and release of claims agreement, such release becoming effective and irrevocable no later than the 60th day following the eligible employee’s involuntary termination of employment and continued compliance with all applicable restrictive covenants that he or she is bound by us or any successor.

Equity Plans

We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and directors by aligning their financial interests with those of our stockholders. The principal features of our equity plans are summarized below.

2019 Stock Option and Grant Plan

The 2019 Plan was initially adopted by our board of directors and approved by our stockholders in January 2020. The 2019 Plan was most recently amended in November 2020 to increase the number of shares of common stock reserved for issuance under the plan as described below. The 2019 Plan provides for the grant of options to purchase shares of EQRx’s common stock, as well as for the award of restricted stock (“RSAs”), restricted stock units (“RSUs”).

As of December 31, 2020, we had 70,500,313 shares of our common stock reserved for issuance pursuant to grants under the 2019 Plan, of which 56,083,313 remained available for grant. As of December 31, 2020, no options had been exercised and options to purchase 9,229,963 remained outstanding, with a weighted-average exercise price of $0.54 per share.

Administration.    The 2019 Plan is administered by EQRx’s board of directors, and following the Closing will be administered by New EQRx’s Compensation and Talent Development Committee, referred to as the Committee. Subject to the terms of the 2019 Plan, the Committee has the power and authority to grant awards consistent with the terms of the plan, and among other things, prescribe, amend, expand, modify and rescind rules and regulations relating to the 2019 Plan.

Eligibility.    Pursuant to the 2019 Plan, we may grant incentive stock options, which are intended to qualify for tax treatment as set forth under Section 422 of the Code, only to our full-time or part-time employees (including officers and directors who are also employees). We may grant non-statutory stock options and all other types of awards to our employees (including officers and directors who are also employees), non-employee directors and consultants.

Options.    The 2019 Plan provides that the exercise price per share for the shares covered by a stock option shall be determined by the committee at the time of grant but shall not be less than 100% of the fair market value on the grant date. In the case of an incentive stock option that is granted to a ten percent owner, the exercise price per share for the shares covered by such incentive stock option shall not be less than 110% of the fair market value on the grant date.

The maximum permitted term of options granted under the 2019 Plan is ten years from the date of grant. In the case of an incentive stock option that is granted to a ten percent owner, the term of such stock option shall be no more than five years from the grant date.

Restricted Stock Awards.    The 2019 Plan also provides for the issuance of RSA’s pursuant to which the holder may purchase restricted shares of our common stock. Among other terms and conditions, we may retain an option to repurchase the unvested restricted stock for defined periods of time following the holder’s termination of service.

Limited transferability.    Unless otherwise determined by the committee, awards granted under the 2019 Plan generally may not be transferred or assigned in any manner other than by will or the laws of descent and distribution.

Change in Control.    In the case of a “sale event” (as defined in the 2019 Plan), the 2019 Plan and all outstanding options issued hereunder terminate upon the effective time of any such sale event unless assumed or continued by the successor entity, or new stock options or other awards of the successor entity or parent thereof are substituted therefor, with an equitable or proportionate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties agree (after taking into account any acceleration hereunder and/or pursuant to the terms of any award agreement).

In the event of the termination of the 2019 Plan, each option holder shall be permitted, within a period of time prior to the consummation of the sale event as specified by the committee, to exercise all such options that are then exercisable or will become exercisable as of the effective time of the sale event; provided, however, that the exercise of options not exercisable prior to the sale event shall be subject to the consummation of the sale event. EQRx may also have the right but not the obligation, to make or provide for a cash payment to the option holders without their consent in exchange for the cancellation thereof, in an amount equal to the difference between (A) the value as determined by the committee of the consideration payable per share of stock pursuant to the sale event (the “Sale Price”) times the number of shares subject to outstanding options being cancelled (to the extent then vested and exercisable, including by reason of acceleration in connection with such sale event, at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding vested and exercisable options.

DIRECTOR COMPENSATION

We expect to adopt a compensation program for our non-employee directors under which each non-employee director of New EQRx will receive the following amounts for their services on the New EQRx board of directors. Alexis Borisy is expected to serve as Executive Chairman of New EQRx and Melanie Nallicheri is expected to serve as Chief Executive Officer of New EQRx and neither will receive compensation as a non-employee director of New EQRx.

•        An option to purchase that number of shares of our common stock having a grant date fair value equal to $800,000 upon the director’s initial election or appointment to our board of directors that occurs after the Closing.

•        An annual option to purchase that number of shares of our common stock having a grant date fair value equal to $400,000 on the date of the annual meeting for such year. Directors who were elected in the 12 months preceding the annual grant are pro-rated on a monthly basis for time in service.

•        An annual director fee of $50,000.

•        If the director serves on a committee of our board of directors or in the other capacities stated below, an additional annual fee as follows:

•        Audit Committee Chairperson, $20,000

•        Audit Committee member, $10,000

•        Compensation and Talent Development Committee chairperson, $15,000

•        Compensation and Talent Development Committee member, $7,500

•        Nominating and Corporate Governance Committee Chairperson, $10,000

•        Nominating and Corporate Governance Committee member, $5,000

•        Research and Development Committee Chairperson, $15,000

•        Research and Development Committee member, $7,500

Options granted to our non-employee directors under the program will have an exercise price equal to the fair market value of our common stock on the date of grant and will expire not later than ten years after the date of grant. One-third of the options granted upon a director’s initial election or appointment will vest on the one year anniversary of the director’s initial election or appointment to our board of directors, and the remaining two-thirds will vest in eight substantially equal quarterly installments thereafter, with annual grants vesting on the one year anniversary of the date of grant. In addition, all unvested options will vest in full upon the occurrence of a change in control.

The following table sets forth compensation paid by EQRx to each non-employee director of EQRx who was serving as of December 31, 2020 and who will be a director of New EQRx following Closing of the Business Combination. Compensation for Alexis Borisy and Melanie Nallicheri, both of whom are expected to be directors of New EQRx and who were executive officers of EQRx in 2020, is set forth above under “— 2020 Summary Compensation Table.” EQRx did not pay any compensation to Paul Berns, Jorge Conde, Eli Casdin or Krishna Yeshwant

in 2020. EQRx did not grant its non-employee directors any stock awards in 2020, nor did such directors earn any non-equity incentive plan compensation or nonqualified deferred compensation in 2020, and accordingly, we have omitted those columns from the table.

2020 Director Compensation Table

Name	Year	Fees Earned or Paid-in Cash ($)	Option Awards(1)(3) ($)	All Other Compensation(2) ($)	Total ($)
Sandra Horning	2020	18,145	79,778	100,000	197,923
Clive Meanwell	2020	10,887	590,779	—	601,666

____________

(1)     Represents aggregate grant date fair value of options granted to the non-employee director calculated in accordance with ASC 718. See footnote 8 to EQRx’s audited financial statements appearing elsewhere in this proxy statement/prospectus for a discussion of the assumptions used in ASC 718.

(2)    Represents fees earned for consulting services.

(3)    The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director who was serving as of December 31, 2020 and who will be a non-employee director of New EQRx.

Name	Options Outstanding at 2020 Fiscal Year End
Sandra Horning	500,000
Clive Meanwell	500,000

MANAGEMENT AFTER THE BUSINESS COMBINATION

Management and Board of Directors

The following persons are expected to serve as executive officers, key employees and directors of the post-combination company following the Business Combination.

Name	Age(1)	Position(s)
Executive Officers:
Melanie Nallicheri	53	President, Chief Executive Officer and Director
Jami Rubin	58	Chief Financial Officer
Eric Hedrick, M.D.	56	Chief Physician Executive

Key Employees:
Rona Anhalt	56	Chief People Officer
Christian Antoni, M.D., Ph.D.	59	Chief Global Development Officer
Richard Buckley, J.D.	52	Chief Corporate Affairs Officer
Carlos Garcia-Echeverria, Ph.D.	57	Chief of Rx Creation
Daniel Hoey	54	Chief of Technical Operations
Vince Miller, M.D.	59	Physician-In-Chief
Kent Rogers	51	Chief Customer Officer

Directors:
Alexis Borisy	49	Executive Chairman
Amy Abernethy, M.D., Ph.D.(5)	53	Director
Paul Berns(2)(4)	54	Director
Eli Casdin(2)(4)	48	Director
Jorge Conde(2)(3)	44	Director
Kathryn Giusti	62	Director
Sandra Horning, M.D.(3)(5)	72	Director
Clive Meanwell, M.D., Ph.D.(4)(5)	64	Director
Samuel Merksamer	41	Director
Krishna Yeshwant, M.D.(3)(5)	43	Director

____________

(1)     As of September 30, 2021

(2)    Audit Committee member

(3)    Compensation and Talent Development Committee member

(4)    Nominating and Corporate Governance Committee member

(5)    Research and Development Committee member

Executive Officers

Melanie Nallicheri

Melanie Nallicheri is a co-founder of EQRx and has been the President and Chief Operating Officer of EQRx since August 2019 and effective September 1, 2021 will assume the role of Chief Executive Officer and join EQRx’s board of directors. Ms. Nallicheri is a healthcare and life sciences executive with nearly three decades of experience. Prior to joining EQRx, from September 2016 to April 2019, Ms. Nallicheri served as Chief Business Officer and Head of Biopharma for Foundation Medicine. Prior to that, from 2013 to June 2016, Ms. Nallicheri served in a variety of roles at McKesson Corporation, including as Senior Vice President, Corporate Strategy and Business Development at McKesson Distribution Solutions and McKesson Data & Analytics; and prior thereto, from 2011 to 2013 as Senior Vice President, Corporate Development at Geron Corporation. Ms. Nallicheri holds an M.S. in business and economics from WHU Otto Beisheim School of Corporate Management in Koblenz, Germany and an M.B.A. with honors from Columbia Business School.

We believe Ms. Nallicheri’s extensive experience as a healthcare and life sciences industry executive, her role as a co-founder of EQRx and her work and leadership at provide her with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Jami Rubin

Jami Rubin has been the Chief Financial Officer of EQRx since April 2021. Prior to joining EQRx, from May 2019 to April 2021, Ms. Rubin was a partner at PJT Partners, a global advisory-focused investment bank. Ms. Rubin spent more than 25 years as an equity analyst following the pharmaceutical industry, and was an equity research analyst and then partner at Goldman Sachs, managing the global healthcare research team from 2008 to October 2018. Ms. Rubin has served as a member of the board of directors of Relay Therapeutics, Inc. (Nasdaq: RLAY) since October 2019, and Red Door Community (f/k/a Gilda’s Club NYC) since January 2010. Ms. Rubin holds a B.A. from Vassar College.

Eric Hedrick

Eric Hedrick, M.D. has been the Chief Physician Executive of EQRx since August 2020. Prior to joining EQRx, Dr. Hedrick acted as an independent hematology and oncology clinical development consultant from 2015 to August 2020, including serving as Chief Advisor to BeiGene, Inc. from March 2017 to August 2020. From 2012 to 2014, he was Chief Medical Officer at Epizyme and prior to that, from 2010 to 2012, Chief Medical Officer at Pharmacyclics. Prior to that, Dr. Hedrick spent almost a decade building out late-stage clinical development and post-marketing programs at Genentech. Prior to joining the pharmaceutical industry, Dr. Hedrick was an attending physician at Memorial Sloan Kettering Cancer Center, and he served as Chief Resident of Internal Medicine at Boston City Hospital. He holds a B.A. from Boston University and earned his M.D. from the University of Maryland School of Medicine.

Key Employees

Rona Anhalt

Rona Anhalt has been the Chief People Officer of EQRx since August 2020. Prior to joining EQRx, she previously led human resource functions at Celgene from October 2016 to January 2020, and Novartis from 2003 to September 2016, aligning people and talent strategies to drive business performance and results. Ms. Anhalt started her career in finance, working in both banking and technology before moving into the life sciences industry. She holds a B.A. in accounting and economics from Queens College, as well as an M.B.A. in finance from New York University.

Christian Antoni

Christian Antoni, M.D., Ph.D. has been the Chief Global Development Officer of EQRx since July 2020. Prior to joining EQRx, he led drug development functions at various pharmaceutical companies, including LEO Pharma (from June 2018 to July 2020), Sanofi (from 2014 to May 2018), Novartis (from 2008 to 2014) and Schering Plough (from 2004 to 2008), with a focus on immunology and inflammatory diseases. Prior to that, he established and led the clinical trial unit at Friedrich-Alexander University, Erlangen, Germany from 1991 to 2004, and was the lead investigator on all rheumatology development programs, including the first IIS trial that led to the psoriatic arthritis indication for the first TNF-alpha inhibitor, Remicade® (infliximab). Dr. Antoni is a member of the American College of Rheumatology (ACR) and the German Society of Rheumatology (DGRh). He received an M.D. and a Ph.D. from Friedrich Alexander University, Erlangen, Germany.

Richard Buckley

Richard Buckley has been the Chief Corporate Affairs Officer of EQRx since August 2021. Prior to joining to EQRx, Mr. Buckley led the internal, external, scientific and product communications, global government affairs and policy, patient advocacy and philanthropy functions at AstraZeneca for 17 years from 2004 to July 2021. From 2014 to July 2021, he was also the President of the AstraZeneca U.S. Healthcare Foundation, a non-profit supporting, among other things, the reduction of cardiovascular disease in underserved communities. Prior to joining AstraZeneca, Mr. Buckley was Director of Federal Government Affairs at Eli Lilly from 1997 to 2004, and prior to that, he was Legislative Counsel at PhRMA from 1995 to 1997. Mr. Buckley received a B.A. from Boston College and a J.D. from American University Law School.

Carlos Garcia-Echeverria

Carlos Garcia-Echeverria, Ph.D. has been the Chief of Rx Creation of EQRx since July 2021. Prior to joining EQRx, Dr. Echeverria provided scientific leadership to drug discovery and early clinical development teams across different modalities and diseases, most recently at Sanofi as Chief Operating Officer of Research from 2010 to July 2021, and at Novartis as Executive Director, Oncology Drug Discovery Head from 1993 to 2005. Dr. Echeverria also has broad experience in managing research partnerships. He is a member of the Scientific Advisory Board of several biotech companies. Dr. Echeverria’s research accomplishments are documented by 190 peer-reviewed articles, book chapters and review papers, and 45 granted patents. He received the Leonidas Zerwas Award from the European Peptide Society in recognition of his outstanding contributions to peptide science. Dr. Echeverria holds a Ph.D. in organic chemistry from the University of Barcelona, Spain.

Daniel Hoey

Daniel Hoey has been the Chief of Technical Operations of EQRx since July 2020. Prior to joining EQRx, Mr. Hoey led global supply chain operations at Teva from September 2017 to July 2020. Prior to that, Mr. Hoey held senior leadership roles at Teva API and Biologics from January 2016 to September 2017, as well as Merck from 1989 to 2016, where he spent almost 27 years in technical operations, commercialization, strategy development and contract manufacturing. Mr. Hoey is certified in application of lean manufacturing and six-sigma process improvement in pharmaceutical operations. He holds a B.S. in Chemical Engineering from Michigan State University.

Vince Miller

Vince Miller, M.D. has been the Physician-In-Chief of EQRx since March 2020. Prior to joining EQRx, he served as Chief Medical Officer at Foundation Medicine from 2011 to April 2019. Prior to that, Dr. Miller spent nearly 20 years as an attending physician focused on thoracic oncology at Memorial Sloan Kettering Cancer Center from 1991 to 2011. He has also served as Chief Medical Resident at Thomas Jefferson University Hospital. Dr. Miller is one of the world’s experts in lung cancer and clinical trial design and interpretation. His work was critical to identification of EGFR sensitizing and resistance mutations. Among his many accolades, Dr. Miller received the American Cancer Society Clinical Oncology Career Development Award and is a fellow of the American College of Physicians. Dr. Miller received a B.A. from the University of Pennsylvania and an M.D. from the University of Medicine and Dentistry of New Jersey.

Kent Rogers

Kent Rogers has been the Chief Customer Officer of EQRx since April 2021. Prior to joining EQRx, Mr. Rogers was Senior Vice President of Industry Relations at OptumRx, a United Health Group company, leading the formulary contracting and specialty procurement function from February 2016 to April 2021. Prior to that, Mr. Rogers took on roles of increasing seniority and leadership at the Blue Fin Group (from 2013 to January 2016), Acorda Therapeutics (from 2008 to 2013),

Merck (from 2004 to 2008), and Schering-Plough (from 1994 to 2004). Mr. Rogers holds a B.S. in Business Management from Indiana University and an M.B.A. from Emory University’s Goizueta School of Business.

Directors

Alexis Borisy

Alexis Borisy is a co-founder of EQRx and has been the Chairman of the board of directors and Chief Executive Officer of EQRx since August 2019. Mr. Borisy will transition to the role of Executive Chairman effective September 1, 2021 and continue in such role, along with being an employee, at the post-combination company. Mr. Borisy is a leading biotechnology entrepreneur and investor with more than 25 years of experience. From 2010 to June 2019, Mr. Borisy was a Partner at Third Rock Ventures. Mr. Borisy co-founded Blueprint Medicines Corporation (Nasdaq: BPMC), a biopharmaceutical company, and served as its Interim Chief Executive Officer from 2013 to 2014 and has served as a member of its board of directors since 2011. Mr. Borisy co-founded Foundation Medicine, Inc., where he served as its Interim Chief Executive Officer from 2009 to 2011 and served as a member of its board of directors from 2009 to July 2018, including as Chairman from 2011 to February 2017. Mr. Borisy has served as a member of the board of directors of Tango Therapeutics, Inc. (Nasdaq: TNGX) since January 2017, Magenta Therapeutics, Inc. (Nasdaq: MGTA) since 2015, and Revolution Medicines, Inc. (Nasdaq: RVMD) since 2014. Mr. Borisy is chairman of Relay Therapeutics, Inc. (Nasdaq: RLAY), has served on its board of directors since 2015 and was also Relay’s founding chief executive officer In addition, Mr. Borisy currently serves on the board of directors several privately held biopharmaceutical companies. Mr. Borisy received an A.B. in Chemistry from the University of Chicago and an A.M. in Chemistry and Chemical Biology from Harvard University.

We believe Mr. Borisy’s extensive experience as an executive of, and working with and serving on the boards of directors of, multiple biopharmaceutical and life sciences companies, his role as a co-founder of EQRx, and his experience working in the venture capital industry provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Amy Abernethy

Amy Abernethy, M.D., Ph.D. has served as President, Clinical Research at Verily Life Sciences, an Alphabet company, since July 2021 and on the Board of CM Life Sciences III (Nasdaq: CMLT) since August 2021. Before joining Verily, Dr. Abernethy was Principal Deputy Commissioner of Food and Drugs of the FDA and the agency’s acting Chief Information Officer, a role she held from February 2019 until April 2021. Prior to FDA, Dr. Abernethy served as Chief Medical Officer, Chief Scientific Officer and Senior Vice President of Oncology at Flatiron Health, Inc., a healthcare technology company, from 2014 to January 2019. Before joining Flatiron, she was a Professor of Medicine in the Duke University School of Medicine from 2008 to 2015 and ran the Center for Learning Health Care in the Duke Clinical Research Institute from 2012 to 2015. She was also director of the Duke Cancer Care Research Program in the Duke Cancer Institute between 2008 and 2015. She also holds the title of Adjunct Professor of Medicine in the Duke University School of Medicine, and previously held a number of progressive faculty and clinical roles at Duke University and Flinders University of South Australia. Dr. Abernethy previously served on the board of directors of athenahealth, Inc., a software platform company offering medical practice automation and claims management services from 2013 to January 2019. Dr. Abernethy received her B.A. in biochemistry from the University of Pennsylvania and her M.D. from the Duke University School of Medicine. She also received a Ph.D. from Flinders University of South Australia.

We believe Dr. Abernethy’s FDA experience and experiences with data, clinical research and the use of technology within the biopharmaceutical industry provide her with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Paul Berns

Paul Berns has been a member of the board of directors of EQRx since January 2020. Mr. Berns has been a consultant in the pharmaceutical industry since July 2016 and has been a member of ARCH Venture Partners since August 2018. From 2014 to June 2016, Mr. Berns served as President and Chief Executive Officer, and served on the board from 2012 to June 2016 of Anacor Pharmaceuticals, Inc., a biopharmaceutical company, which was acquired by Pfizer Inc. in June 2016. Previously, Mr. Berns served as President and Chief Executive Officer of Allos Therapeutics, Inc., a biopharmaceutical company, from 2006 to 2012, and served on its board from 2006 to 2012, when it was acquired by Spectrum Pharmaceuticals, Inc. Mr. Berns was President and Chief Executive Officer, and served on the board of directors of Bone Care International, Inc., a specialty pharmaceutical company, from June 2002 to 2005, when it was acquired by Genzyme Corporation. Prior to that, Mr. Berns was Vice President and General Manager of the Immunology, Oncology and Pain Therapeutics business unit of Abbott Laboratories from 2001 to 2002, and from 2000 to 2001, he served as Vice President, Marketing of BASF Pharmaceuticals/Knoll, when it was acquired by Abbott Laboratories in 2001. Earlier in his career, Mr. Berns held various positions, including senior management roles, at Bristol-Myers Squibb Company from 1990 to 2000. Mr. Berns has been serving as a member of the board of directors of Unity Biotechnology, Inc. (Nasdaq: UBX) since March 2018, is currently on the board of a number of privately held companies. Mr. Berns received his B.S. in Economics from the University of Wisconsin.

We believe Mr. Berns’s extensive experience as an outside advisor, venture investor and executive of multiple biopharmaceutical and life sciences companies provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Eli Casdin

Eli Casdin has been a member of the board of directors of EQRx since January 2020 and Chief Executive Officer and a board member of CM Life Sciences III since January 2021. Mr. Casdin founded Casdin Capital, a venture capital firm specializing in life sciences, in 2011, and serves as Chief Investment Officer of Casdin Capital. Prior to founding Casdin Capital, Mr. Casdin was a Vice President and Analyst at Alliance Bernstein and a member of its “thematic” based investment group from 2007 until 2011. Mr. Casdin’s previously held positions at Bear Stearns, an investment bank and Cooper Hill Partners, a biotechnology-focused investment firm. Mr. Casdin also currently serves on the board of directors of publicly held life-sciences-focused special purpose acquisition company CM Life Sciences II, Inc. (Nasdaq: CMII) since February 2021, Sema4 Holdings Corp. (Nasdaq: SMFR) since July 2020, Century Therapeutics, Inc. (Nasdaq: IPSC) since February 2021, Tenaya Therapeutics, Inc. (Nasdaq: TNYA) since August 2019, and Absci Corp (Nasdaq: ABSI) since October 2020. Mr. Casdin also currently serves on the board of directors of a number of privately held life sciences companies, on the Columbia University School of General Studies board of directors, and he has previously served on the board of directors of a number of public companies. Mr. Casdin earned his B.S. from Columbia University and an M.B.A. from Columbia Business School.

We believe that Mr. Casdin’s extensive experience as both an investor and executive in the biopharmaceutical industry, as well as his extensive service on the boards of directors of numerous life sciences and biotechnology companies provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Jorge Conde

Jorge Conde has been a member of the board of director of EQRx since January 2020. Mr. Conde is a General Partner at Andreessen Horowitz since June 2017, where he leads investments at the cross section of biology, computer science and engineering. Mr. Conde previously served as Chief Strategy Officer for Syros Pharmaceuticals, Inc. from April 2016 to March 2017, and as its Chief Product Officer from 2014 to May 2016. Prior to joining Syros, from 2007 to 2014,

Mr. Conde served in various roles at Knome, Inc., a genomics company, including Founding Chief Executive Officer, Chief Financial Officer and Chief Product Officer. Earlier in his career, Mr. Conde worked in marketing and operations at MedImmune, in the life sciences group at Flagship Ventures and managed the business development function at Helicos Biosciences Corporation, a DNA sequencing company, and as a biotechnology investment banker at Morgan Stanley. Mr. Conde holds a B.A. in Biology from Johns Hopkins University, an M.S. from the Harvard-MIT Division of Health Sciences and Technology, and an M.B.A. from Harvard Business School.

We believe that Mr. Conde’s depth of knowledge of and experience in the biopharmaceutical industry, both as an investor and executive provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Kathryn Giusti

Kathryn Giusti has been a member of the board of directors of EQRx since September 2021. Ms. Giusti is the founder and Chief Mission Officer of the Multiple Myeloma Research Foundation (the “MMRF”), founded in 1998. Ms. Giusti Co-Chairs the Harvard Business School (“HBS”) Kraft Precision Medicine Accelerator, which she helped found in 2016, as a Senior Fellow at Harvard Business School. Ms. Giusti is a business leader and a healthcare disrupter with over three decades of experience. Prior to founding the MMRF, from 1992 to 1997, Ms. Giusti held various positions including the Executive Director of Worldwide Arthritis Franchise at G.D. Searle & Company. From 1985 to 1990, Ms. Giusti served as a Marketing Executive for Gillette. Ms. Giusti served as a Sales & Marketing executive at Merck from 1980 to 1983. Ms. Giusti has served on a variety of boards including President Obama’s Precision Medicine Initiative Working Group and served as an advisor to the Biden Moonshot program. She was named to the President’s Council of Advisors on Science and Technology (PCAST), the National Cancer Advisory Board (NCAB), and the National Cancer Policy Board (NCPB). She served on the board of IMS Health and is on the advisory boards of Verily. Ms. Giusti is a member of the FasterCures Non-Profit Council and the Harvard Business School Health Advisory Board. Ms. Giusti has been named one of Time magazine’s 100 Most Influential People in the World in 2011 and was ranked #19 on Fortune’s list of the World’s 50 Greatest Leaders in 2014. Ms. Giusti received her MBA in general management from Harvard Business School and holds a B.S. and an honorary doctorate from the University of Vermont.

We believe that Ms. Giusti’s extensive experience as a leader in the healthcare industry, her work in precision medicine and medical research, and her role as the co-founder of MMRF provide her with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Sandra Horning

Sandra J. Horning, M.D., is a co-founder of EQRx and has been a member of the board of directors of EQRx since August 2019. Dr. Horning previously served as the Chief Medical Officer and Global Head of Product Development of Roche, Inc., from 2013 until her retirement in October 2019, and prior to that as Global Head of Oncology Product Development of Roche, Inc. from 2009 to 2013. From 1980 until 2009, Dr. Horning was a practicing oncologist, investigator and tenured professor at Stanford University School of Medicine, where she remains a Professor of Medicine Emerita. From 2005 to 2006, Dr. Horning served as the President of the American Society of Clinical Oncology. From 2015 to July 2018, Dr. Horning served as a member of the board of directors of Foundation Medicine, Inc. She has been serving as a member of the board of directors of Olema Pharmaceuticals, Inc. (Nasdaq: OLMA) since November 2020, Moderna, Inc. (Nasdaq: MRNA) since March 2020, and Gilead Sciences, Inc. (Nasdaq: GILD) since January 2020. Dr. Horning received her M.D. from the University of Iowa School of Medicine and completed her internal medicine training at the University of Rochester and a fellowship in Oncology at Stanford University.

We believe that Dr. Horning’s significant experience in the field of oncology and her product development leadership experience, her role as a co-founder of EQRx, and her significant industry and public company board experience provide her with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Clive Meanwell

Clive Meanwell, M.D., Ph.D., has been a member of the board of director of EQRx since October 2020. Dr. Meanwell is also the co-founder of Population Health Investment Co., Inc. (Nasdaq: PHICU), a special purpose acquisition company, and has been its Chief Executive Officer and director since September 2020, and is a founding partner of Population Health Partners. Dr. Meanwell previously was a founder of The Medicines Company and was a director from 1996 until it was acquired by Novartis for $9.7 billion in January 2020. From December 2018 until January 2020, Dr. Meanwell served as The Medicines Company’s Chief Innovation Officer, and served a number of roles at The Medicines Company while serving as Chief Executive Officer from 1996 until December 2018, including as Executive Chairman from 2001 to 2004 and Chairman of the board from 2001 to 2015. Dr. Meanwell is the Vice Chairman of BB Biotech, a Swiss investment corporation. Dr. Meanwell received an M.D. (M.B. Ch.B.) and a Ph.D. (M.D.) from the University of Birmingham, United Kingdom.

We believe that Dr. Meanwell’s significant experience in building and leading successful biotechnology companies, developing pharmaceuticals and scientific expertise provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Samuel Merksamer

Samuel Merksamer has been a partner at Softbank Investment Advisers since October 2019. Prior thereto, he served as Partner at Caligan Partners, L.P., an investment firm from January 2017 to September 2019. He was a Managing Director of Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., from 2008 to 2016. From 2003 until 2008, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management. Mr. Merksamer has been serving as a director of Transocean Ltd. (NYSE: RIG) since 2013, and has previous experience on a number of public company boards, including as a director of American International Group, Inc. from 2016 to 2018, Hertz Global Holdings, Inc. from 2014 to 2017, Navistar International Corporation from 2012 to 2017, Cheniere Energy Inc. from 2015 to 2017, Transocean Partners from 2014 to 2016, Hologic Inc. from 2013 to 2016, and Ferrous Resources Limited from 2012 to 2016. Mr. Merksamer received an A.B. in Economics from Cornell University in 2002.

We believe that Mr. Merksamer’s extensive experience as an investor and knowledge of capital markets and public company experience, provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Krishna Yeshwant

Krishna Yeshwant, M.D. has been a member of the board of director of EQRx since January 2020. Dr. Yeshwant has also served as a managing partner at GV since 2009 and has been working with GV since 2008. Dr. Yeshwant has also been employed by Partners Healthcare, a not-for-profit health care system, as an internal medicine physician at Brigham and Women’s Hospital since 2009. Before joining GV, Dr. Yeshwant founded Stanford Students Consulting, an electronic data interchange company that was acquired by The Hewlett-Packard Company in 2000. In 2000, he founded Recourse Technologies, Inc., a network security company that was acquired by Symantec Corporation in 2002. Dr. Yeshwant has served on board of directors of Verve Therapeutics, Inc. (Nasdaq: VERV) since August 2018, and previously served on the board of directors of Foundation Medicine. Dr. Yeshwant received a B.S. in computer science from Stanford University, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School.

We believe Dr. Yeshwant’s extensive experience as an investor in the biotechnology industry, and his experience as a physician, and deep knowledge of life sciences companies provide him with the qualifications and skills necessary to serve as a member of the post-combination company board of directors.

Family Relationships

There are no family relationships among any of the proposed directors or executive officers of the post-combination company.

Board Composition — Post-Combination Company

The business and affairs of the post-combination company will be organized under the direction of its board of directors. Alexis Borisy will serve as Executive Chairman. The primary responsibilities of the board of the post-combination company will be to provide oversight, strategic guidance, counseling and direction to management. The board of directors of the post-combination company will meet on a regular basis and additionally as required.

In accordance with the terms of the Amended and Restated Bylaws, which will be effective upon the consummation of the Business Combination, the board of directors may establish the authorized number of directors from time to time by resolution. The board of directors will consist of [•] members upon the consummation of the Business Combination. Each of the directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. Vacancies on the board of directors can be filled by resolution of the board of directors. The board of directors will be divided into three classes, each serving staggered, three-year terms:

•        the Class I directors will be [            ], [            ], and [            ], and their terms will expire at the annual meeting of stockholders to be held in 2022;

•        the Class II directors will be [            ], [            ], and [            ], and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•        the Class III directors will be [            ], [            ], [            ], and [            ], and their terms will expire at the annual meeting of stockholders to be held in 2024.

As a result of the staggered board, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Director Independence

Prior to the consummation of the Business Combination, the Board will undertake a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, it is expected that the Board will determine that none of the directors, other than Mr. Borisy and Ms. Nallicheri, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of the directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, the board of directors will consider the current and prior relationships that each non-employee director has with CMLS III and EQRx and all other facts and circumstances the board of directors deems relevant in determining their independence, including the beneficial ownership of securities of the post-combination company by each non- employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Role of the Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the post-combination company board of directors will be informed oversight of the risk management process. The post-combination company board of directors does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the post-combination company board of directors as a whole, as well as through various standing committees of such board that address risks inherent in their respective areas of oversight. In particular, the post-combination company’s board of directors will be responsible for monitoring and assessing strategic risk exposure and the Audit Committee will have the responsibility to consider and discuss major financial risk exposures and the steps management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee will also monitor compliance with legal and other applicable regulatory requirements. The Compensation and Talent Development Committee will also assess and monitor whether the post-combination company’s compensation plans, policies and programs comply with applicable legal and regulatory requirements. The Research and Development Committee will provide oversight of research and development activities and function.

Board Committees

The post-combination company board of directors will have the authority to appoint committees to perform certain management and administration functions. In connection with the Closing, CMLS III’s current board will reconstitute the membership of the Audit Committee, and form a Compensation and Talent Development Committee and a Nominating and Corporate Governance Committee The composition and responsibilities of each of these three committees are described below. Members will serve on these committees until their resignation or until otherwise determined by the post-combination company board. Following the Closing, the charters for each of these committees will be available on EQRx’s website at www.eqrx.com. Information contained on or accessible through EQRx’s website is not a part of this proxy statement/prospectus, and the inclusion of such website address in this proxy statement/prospectus is an inactive textual reference only. The post-combination company board of directors will also form a Research and Development Committee, and may form other standing committees from time to time.

Audit Committee

The Audit Committee is expected to consist of Paul Berns, Eli Casdin and Jorge Conde. The post-combination company board is expected to determine that each proposed member is independent under the listing standards and Rule 10A-3(b)(1) of the Exchange Act. The Chairperson of the Audit Committee is expected to be Eli Casdin. The post-combination company board is expected to determine that Eli Casdin is an “audit committee financial expert” within the meaning of SEC regulations. The post-combination company board is expected to determine that each member of the proposed Audit Committee has the requisite financial expertise required under the applicable requirements of the Nasdaq Global Market. In arriving at this determination, the Board has examined each Audit Committee member’s scope of experience and the nature of their employment.

The primary purpose of the Audit Committee is to discharge the responsibilities of the board of directors with respect to the post-combination company’s accounting, financial, and other reporting and internal control practices and to oversee the post-combination company’s independent registered accounting firm. Specific responsibilities of the Audit Committee will include:

•        helping the board of directors oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement and qualifications of a qualified firm to serve as the independent registered public accounting firm to audit the post-combination company’s financial statements;

•        helping to ensure the independence and performance of the independent registered public accounting firm;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, the post-combination company’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing policies on financial risk assessment and financial risk management;

•        reviewing related party transactions;

•        obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes the post-combination company’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation and Talent Development Committee

The Compensation and Talent Development Committee is expected to consist of Jorge Conde, Sandra Horning and Krishna Yeshwant. The post-combination company board is expected to determine that each proposed member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Chairperson of the Compensation and Talent Development Committee is expected to be Krishna Yeshwant. The primary purpose of the Compensation and Talent Development Committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the Compensation and Talent Development Committee will include:

•        reviewing and approving, or recommending that the post-combination company’s board of directors approve, the compensation of executive officers and senior management;

•        reviewing and recommending to the board, the compensation of the post-combination company’s board of directors;

•        administering the stock and equity incentive plans;

•        selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•        reviewing, approving, amending and terminating, or recommending that the post-combination company board approve, amend or terminate, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for executive officers and other senior management, as appropriate;

•        reviewing and establishing general policies relating to employee compensation and benefits;

•        reviewing overall compensation philosophy;

•        ensuring that the post-combination company is a leader in diversity, equality and inclusion and identifying ways to incorporate diversity, equality and inclusion in its recruitment and talent development programs and efforts upholding a culture of equality and equity;

•        evaluating programs and practices that provide for talent and leadership development and advancement of high potential talent, and supporting a culture of high performance and continuous learning; and

•        reviewing management succession plans.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is expected to consist of Paul Berns, Eli Casdin and Clive Meanwell. The post-combination company board of directors is expected to determine that each proposed member is independent under the listing standards. The Chairperson of the Nominating and Corporate Governance Committee Is expected to be Paul Berns.

Specific responsibilities of the Nominating and Corporate Governance Committee will include:

•        identifying, evaluating and selecting, or recommending that the post-combination company board of directors approve, nominees for election to the board;

•        evaluating the performance of the board and of individual directors;

•        evaluating the adequacy of corporate governance practices and reporting; and

•        developing and making recommendations to the post-combination company board regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

The post-combination company will adopt an amended and restated Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including those officers responsible for financial reporting. Following the Closing, the Code of Business Conduct and Ethics will be available on EQRx’s website at www.eqrx.com. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. The post-combination company intends to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No proposed member of the Compensation and Talent Development Committee has ever been an officer or employee of either CMLS III or EQRx. None of the expected executive officers of the post-combination company serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of the post-combination company’s directors or on either company’s compensation committee.

Non-Employee Director Compensation

The post-combination company board of directors plans to adopt a non-employee director compensation policy effective upon the closing of the Business Combination, which will be designed to align compensation with its business objectives and the creation of stockholder value, while enabling the post-combination company to attract, retain, incentivize and reward directors who contribute to its long-term success. See “Executive and Director Compensation of EQRx — Director Compensation.”

Limitation on Liability and Indemnification of Directors and Officers

The A&R Certificate of Incorporation, which will be effective upon consummation of the Business Combination, will limit a directors’ liability to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•        for any transaction from which the director derives an improper personal benefit;

•        for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        for any unlawful payment of dividends or redemption of shares; or

•        for any breach of a director’s duty of loyalty to the corporation or its stockholders.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Delaware law and the Amended and Restated Bylaws provide that the post-combination company will, in certain situations, indemnify its directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment, or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, the post-combination company will enter into separate indemnification agreements with its directors and officers. These agreements, among other things, require the post-combination company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of its directors or officers or any other company or enterprise to which the person provides services at its request.

The post-combination company plans to maintain a directors’ and officers’ insurance policy pursuant to which its directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe these provisions in the A&R Certificate of Incorporation and Amended and Restated Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF SECURITIES

The following summary of the material terms of the post-combination company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities.    The Current Charter is being amended in connection with the Business Combination, in the form of the A&R Certificate of Incorporation. The rights, powers, preferences to the Class A common stock will remain the same. Certain provisions of our Current Charter will be of no further force or effect following the consummation of the Business Combination. The full text of the proposed A&R Certificate of Incorporation is included as Annex E to this proxy statement/prospectus. We urge you to read the A&R Certificate of Incorporation in its entirety for a complete description of the rights and preferences of the post-combination company’s securities following the Business Combination. The Business Combination is conditioned upon the approval of the Charter Amendment Proposal.

A&R Certificate of Incorporation

Authorized Stock

New EQRx is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock that New EQRx shall have authority to issue is 1,252,000,000. The total number of shares of Common Stock that New EQRx is authorized to issue is 1,250,000,000, having a par value of $0.0001 per share, and the total number of shares of Preferred Stock that New EQRx is authorized to issue is 2,000,000, having a par value of $0.0001 per share.

Common Stock

Our A&R Certificate of Incorporation provides that the common stock has the following rights, powers, preferences and privileges to current common stock.

General

The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors and outstanding from time to time.

Voting Power

Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to A&R Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the A&R Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividends

Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

Liquidation

Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the company, whether voluntary or involuntary, the funds and assets of the company that may be legally distributed to the company’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

Transfer Rights

Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the company, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and the A&R Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by the A&R Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Certificate of Incorporation

Authorized and Outstanding Stock

Our Current Charter authorizes the issuance of 401,000,000 shares of common stock, $0.0001 par value per share, including 380,000,000 shares of Class A common stock, 20,000,000 shares of Class B common stock and 1,000,000 shares of preferred stock of the Company. The outstanding shares of our common stock are, and the shares of common stock issuable in connection with the Business Combination pursuant to the Merger Agreement and the PIPE Investment will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the Special Meeting, there were [•] shares of common stock outstanding, held of record by approximately [•] holders of common stock, no shares of preferred stock outstanding and [•] warrants outstanding held of record by approximately [•] holders of warrants. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

Our Current Charter provides that the common stock has the following rights, powers, preferences and privileges to current common stock.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under our Current Charter, the holders of common stock possess or will possess, as applicable, all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. The holders of common stock shall at all times vote together as one class on all matters submitted to a vote of the holders of common stock under our Current Charter.

Dividends

Subject to the rights, if any of the holders of any outstanding shares of preferred stock, under our Current Charter, holders of common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by our Board in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the post-combination company under our Current Charter, the holders of common stock will be entitled to receive all the remaining assets of the post-combination company available for distribution to stockholders, ratably in proportion to the number of shares of common stock held by them, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

Under our Current Charter, our stockholders have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our Board is currently divided into three classes, Class I, Class II and Class III, with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. The term of office of the

Class I directors will expire at our first annual meeting of stockholders. The term of office of the Class II directors will expire at the second annual meeting of stockholders. The term of office of the Class III directors will expire at the third annual meeting of stockholders.

Preferred Stock

Our Current Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our Board is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Provisions Relating to our Capital Stock Prior to the Business Combination

We are providing stockholders with the opportunity to redeem all or a portion of their public shares of common stock upon the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including interest not previously released to CMLS III to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations described herein. Our Initial Stockholders, directors and officers have agreed to waive their redemption rights with respect to their shares of common stock in connection with the consummation of the Business Combination. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination.

We will consummate the Business Combination only if a majority of our outstanding shares of common stock entitled to vote and actually cast thereon at the Special Meeting are voted in favor of the Business Combination Proposal at the Special Meeting. However, the participation of our Sponsor, officers and directors, or their affiliates in privately negotiated transactions (as described in this proxy statement/prospectus), if any, could result in the approval of the Business Combination even if a majority of the stockholders vote, or indicate their intention to vote, against the Business Combination.

Our Initial Stockholders have agreed to vote their shares of common stock in favor of the Business Combination. As of the date of filing this proxy statement/prospectus, our Initial Stockholders, directors and officers do not currently hold any public shares. Public stockholders may elect to redeem their public shares whether they vote for or against the Business Combination.

Pursuant to our Current Charter, if we are unable to consummate a business combination by the applicable deadline, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Our Initial Stockholders, officers and directors have agreed to waive their redemption rights with respect to the Founder Shares: (a) in connection with the consummation of a business combination; (b) if we fail to consummate our initial business combination by the applicable deadline; (c) in connection with a tender offer; and (d) otherwise upon our liquidation or in the event our Board resolves to liquidate the Trust Account and ceases to pursue the consummation of a business combination prior to the applicable deadline. Our Initial Stockholders have also agreed to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination. However, if our Initial Stockholders or any of our officers, directors or affiliates acquire public shares, they will be entitled to redemption rights with respect to such public shares if we fail to consummate our initial business combination within the required time period.

In the event of a liquidation, dissolution or winding up of CMLS III after our initial business combination, holders of our common stock are entitled to share ratably in proportion to the number of shares of common stock in all assets remaining available for distribution to them after payment of the debts and other liabilities and after provision is made for each class of stock, if any, having preference over the common stock.

Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that upon the consummation of our initial business combination, subject to the limitations described herein, we will provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the Closing, including any amounts representing interest earned on the Trust Account, less any interest released to us released to pay its franchise and income taxes.

Founder Shares

The Founder Shares are designated as CMLS III Class B common stock and, are identical to the shares of common stock, and holders of Founder Shares have the same stockholder rights as public stockholders, except that: (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; and (ii) our Initial Stockholders, directors and officers have entered into a letter agreement with us, pursuant to which they have agreed (a) to waive their redemption rights with respect to their shares of common stock in connection with the completion of our business combination and (b) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our business combination by the applicable deadline, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our business combination within such time period; (iii) our Initial Stockholders have to waive their right to a conversion price adjustment with respect to any shares of our common stock they may hold in connection with the consummation of the Business Combination; and (iv) are subject to registration rights. Our Initial Stockholders, officers and directors have agreed to vote their shares of common stock in favor of our Business Combination. With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until 180 days after the completion of our initial business combination.

Warrants

Public Warrants

Each whole public warrant entitles the registered holder to purchase one share of our Class A common stock at a price of $11.50 per whole share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of the IPO or 30 days after the completion of our initial business combination. Pursuant to the warrant agreement, a warrant holder may exercise its public warrants only for a whole number of shares of common stock. This means that only a whole public warrant may be exercised at any given time by a warrant holder. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of common stock pursuant to the exercise of a public warrant and will have no obligation to settle such public warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the public warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No public warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their public warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such public warrant will not be entitled to exercise such public warrant and such public warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised public warrants, the purchaser of a unit containing such public warrant will have paid the full purchase price for the unit solely for the share of common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than 15 business days, after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the public warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their public warrants to do so a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but will use our best efforts to register the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $18.00 — Once the warrants become exercisable, CMLS III may redeem the outstanding public warrants:

•        in whole and not in part;

•        at a price of $0.01 per public warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three trading days before sending the notice of redemption to warrant holders (“Reference Value”).

If and when the warrants become redeemable by CMLS III, CMLS III may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of Warrants When the Price per Share of Class A Common Stock Equals or Exceeds $10.00 — Once the warrants become exercisable, CMLS III may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•        if, and only if, the closing price of the Class A common stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before CMLS III sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before CMLS III sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

In addition, if (x) CMLS III issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the CMLS III Board, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (“Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of CMLS III’s Class A common stock during the 20 trading day period starting on the trading day after the day on which CMLS III completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the public warrants underlying the Units sold in the IPO, except that (1) the private placement warrants and the Class A common stock issuable upon the exercise of the private placement warrants will not be transferable, assignable or able to be sold until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the private placement warrants will be exercisable on a cashless basis, (3) the private placement warrants will be non-redeemable (except as described above in “Redemption of Warrants When the Price per Share of Class A common stock Equals or Exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees, and (4) the holders of the private placement warrants and the Class A common stock issuable upon the exercise of the private placement warrants will have certain registration rights. If the private placement warrants are held by someone other than the initial purchasers or their permitted transferees, the private placement warrants will be redeemable by CMLS III and exercisable by such holders on the same basis as the public warrants.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise. If we call the public warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its public warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of public warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our public warrants. If our management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of shares of common stock equal to the quotient obtained by dividing (i) the product of the number of shares of common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” (defined below) by (ii) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the public warrants after our initial business combination. If we call our public warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their public warrants on a cashless basis, as described in more detail below.

A holder of a public warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such public warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of common stock outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments. If the number of outstanding shares of common stock is increased by a stock dividend payable in shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for common stock) multiplied by (ii) one minus the quotient of (a) the price per share of common stock paid in such rights offering divided by (b) the fair market value. For these purposes (1) if the rights offering is for securities convertible into or exercisable for common stock, in determining the price payable for common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the public warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of common stock on account of such shares of common stock (or other shares of our capital stock into which the public warrants are convertible), other than (i) as described above; (ii) certain ordinary cash dividends; (iii) to satisfy the redemption rights of the holders of common stock in connection with a proposed initial business combination; (iv) to satisfy the redemption rights of the holders of common stock in connection with a stockholder vote to amend our charter to modify the substance or timing of CMLS III’s obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months from the closing of the IPO, or (v) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of our common stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of common stock issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the public warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares of common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the public warrants and in lieu of the shares of our common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the public warrants would have received if such holder had exercised their public warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each public warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by CMLS III in connection with redemption rights held by stockholders of CMLS III as provided for in our Current Charter or as a result of the repurchase of shares of common stock by the company if a proposed initial business combination is presented to the stockholders of the company for approval) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding shares of common stock, the holder of a public warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such warrant holder had exercised the public warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the common stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the public warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the warrant agreement) of the public warrant.

The public warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement pertaining to our IPO, for a complete description of the terms and conditions applicable to the public warrants. The warrant agreement provides that the terms of the public warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of public warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of common stock. No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder. As a result, warrant holders not purchasing public warrants in multiples of three warrants will not obtain value from the fractional interest that will not be issued.

Private Placement Warrants

Our Sponsor and Mr. Henry, Mr. Robins, Dr. Robins and Mr. Owusu-Kesse purchased an aggregate of 8,693,333 private placement warrants at a price of $1.50 per warrant for an aggregate purchase price of approximately $13,040,000 in a private placement. The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO, including as to exercisability and exercise period.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our Board at such time. In addition, our Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Transfer Agent and Warrant Agent

The Transfer Agent for our common stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, our Current Charter, the A&R Certificate of Incorporation and Bylaws

Provisions of the DGCL and our Current Charter and the A&R Certificate of Incorporation could make it more difficult to acquire the post-combination company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the post-combination company to first negotiate with the board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of the common stock.

In addition, our Current Charter and the A&R Certificate of Incorporation provides for certain other provisions that may have an anti-takeover effect:

•        There is no cumulative voting with respect to the election of directors.

•        Our Board is empowered to elect a director to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances.

•        Directors may only be removed from the Board for cause.

•        Our Board will be classified into three classes of directors. As a result, in most circumstances, a person can gain control of our Board by successfully engaging in a proxy contest at two or more annual meetings.

•        A prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders.

•        A prohibition on stockholders calling a special meeting and the requirement that a meeting of stockholders may only be called by members of our Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors.

•        Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. Our Board is entitled, without further stockholder approval, to designate one or more series of preferred stock and the associated voting rights, preferences and privileges of such series of preferred stock. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Forum Selection Clause

Our Current Charter and the A&R Certificate of Incorporation include a forum selection clause. Our Current Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware will be exclusive forums for any:

•        derivative action or proceeding brought on CMLS III’s behalf;

•        action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of CMLS III to CMLS III or CMLS III’s stockholders;

•        action asserting a claim against CMLS III or any director, officer, stockholder, employee or agent of CMLS III arising pursuant to any provision of the DGCL, our charter or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware:

•        action to interpret, apply, enforce or determine the validity of our charter or bylaws; or

•        other action asserting a claim against CMLS III or any director, officer, stockholder, employee or agent of CMLS III that is governed by the internal affairs doctrine.

This choice of forum provision does not apply to actions brought to enforce a duty or liability created by the Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Furthermore, in accordance with the post-combination’s company restated bylaws, unless CMLS III consents in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Company intends for this provision to apply to any complaints asserting a cause of action under the Securities Act despite the fact that Section 22 of the Securities Act creates concurrent jurisdiction for the federal and state courts over all actions brought to enforce any duty or liability created by the Securities Act or the rules and regulations promulgated thereunder.

Rule 144 and Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

In general, Rule 144 of the Securities Act (“Rule 144”), permits the resale of restricted securities without registration under the Securities Act if certain conditions are met. Rule 144 is not available for the resale of restricted securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company, including us. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met at the time of such resale:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We anticipate that following the consummation of the Business Combination, we will no longer be a shell company, and as long as the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of our restricted securities.

If the above conditions have been met and Rule 144 is available, a person who has beneficially owned restricted shares of our common stock or warrants for at least one year would be entitled to sell their securities pursuant to Rule 144, provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale. If such persons are our affiliates at the time of, or at any time during the three months preceding, a sale, such persons would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of common stock or warrants, as applicable, then outstanding; or

•        the average weekly reported trading volume of the common stock or warrants, as applicable, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates under Rule 144, when available, will also limited by manner of sale provisions and notice requirements.

As of the date of this proxy statement/prospectus, we had 69,000,000 shares of common stock outstanding, of which 55,200,000 shares are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates. All of the 13,800,000 Founder Shares owned by our Initial Stockholders are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering. If the Business Combination is approved, the shares of our common stock we issue to the PIPE Investors pursuant to the Subscription Agreements will be restricted securities for purposes of Rule 144.

As of the date of this proxy statement/prospectus, there are 19,733,333 warrants of CMLS III outstanding, consisting of 11,040,000 public warrants originally sold as part of the units issued in CMLS III’s IPO and 8,693,333 private placement warrants that were sold by CMLS III to our Sponsor in a private sale concurrently with CMLS III’s IPO. Each warrant is exercisable for one share of our common stock, in accordance with the terms of the warrant agreement governing the warrants. The public warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to file no later than 15 business days after the Closing, a registration statement under the Securities Act covering the 11,040,000 shares of our Class A common stock that may be issued upon the exercise of the public warrants, and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the warrants.

We expect Rule 144 to be available for the resale of the above noted restricted securities as long as the conditions set forth in the exceptions listed above are satisfied following the Business Combination.

Registration Rights

CMLS III Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration rights agreement signed April 6, 2021, requiring CMLS III to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that CMLS III register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require CMLS III to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that CMLS III will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Demand Registration Rights

Following the expiration of the Founder Shares Lock-Up Period, the Private Placement Lock-Up Period the Initial Sponsor Shares Lock-Up Period, the Final Sponsor Shares Lock-Up Period or any other applicable lock-up period, holders of at least a majority in interest of the then-outstanding number of registrable securities held by the holders or any holder expecting to sell registrable securities yielding aggregate gross proceeds in excess of $50,000,000 may make a written demand for registration of all or part of their registrable securities. The Company will within five days of CMLS III’s receipt of the demand, notify, in writing all other Holders of registrable securities of such demand. Each holder who will want to participate in the registration will notify CMLS III, in writing, within five days after the receipt by the holder of the notice from CMLS III. Upon receipt by CMLS III of any such written notification from a holder(s) to CMLS III such holder(s) will be entitled to have their registrable securities included in a registration more than 60 days immediately after CMLS III’s receipt of the demand.

Under no circumstances will CMLS III be obligated to effect more than an aggregate of three registrations pursuant to a demand by the existing holders and an aggregate of five registrations pursuant to a demand by the new holders with respect to any or all registrable securities.

Notwithstanding the foregoing, (i) CMLS III shall not be required to give effect to a demand from a holder if CMLS III has registered registrable securities pursuant to a demand (which has become effective) from such holder in the preceding 120 days, and (ii) CMLS III’s obligations with respect to any demand will be deemed satisfied so long as the registration statement filed includes all of such holder’s registrable securities and is effective.

Piggyback Registration Rights

If CMLS III proposes to file a registration statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of CMLS III, other than a registration statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to CMLS III’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of CMLS III,(d) for a dividend reinvestment plan, (e) for any issuances of securities in connection with a transaction involving a merger, consolidation, sale, exchange, issuance, transfer, reorganization or other extraordinary transaction between CMLS III or any of its Affiliates and any third party, or (f) filed pursuant to subsection 2.1.1 of the registration rights agreement, then, CMLS III shall give written notice of such proposed filing to all of the holders of registrable securities (excluding the Sponsor with respect to any Registrable Securities distributed by the Sponsor to its members following the expiration of the Initial Sponsor Shares Lock-Up Period, the Final Sponsor Shares Lock-up Period or the Private Placement Lock-up Period, as applicable) as soon as practicable but not less than 20 days before the anticipated filing date of such Registration Statement. This notice will offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five days after receipt of such written notice.

The Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering, if any, to permit the Registrable Securities requested by the Holders to be included in a Piggyback Registration on the same terms and conditions as any similar securities of CMLS III or Company stockholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering will enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by CMLS III.

Shelf Registration Rights

The Company will, as soon as practicable, but in any event within 30 days after the Closing Date for the Business Combination, file a Registration Statement under the Securities Act to permit the public resale of all the registrable securities held by the holders from time to time as permitted by Rule 415 under the Securities Act on the terms and conditions specified in the amended and restated registration rights agreement and will use its commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (i) 60 days following the Closing Date for the Business Combination and (ii) five business days after the SEC notifies the Company that it will not review the registration statement.

Without limiting the foregoing, as soon as practicable, but in no event later than three business days, following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that the registration statement will not be subject to review, the Company will file a request for acceleration of effectiveness of such registration statement to a time and date not later than two business days after the submission of such request.

The registration statement filed with the SEC will be on Form S-1 or such other form of registration statement as is then available to effect a registration for resale of the registrable securities, provided, that the Company will file, within 30 days of such time as Form S-3 is available for the registration, a post-effective amendment to the registration statement then in effect, or otherwise file a registration statement on Form S-3, registering the registrable securities for resale on Form S-3 (provided that the Company will use commercially reasonable efforts to maintain the effectiveness of the Registration Statement then in effect until such time as a registration statement (or post-effective amendment) on Form S-3 covering such registrable securities has been declared effective by the SEC.

The registration statement will cover all registrable securities, and will contain a prospectus in such form as permits any holder to sell such registrable securities pursuant to Rule 415 under the Securities Act at any time beginning on the effective date for such registration statement and the Company will file with the SEC the final form of such prospectus pursuant to Rule 424 (or successor thereto) under the Securities Act no later than the second Business Day after the Registration Statement becomes effective. The registration statement will provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the holders and will include a customary “plan of distribution.” The Company will use its commercially reasonable efforts to cause the registration statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that the registration statement is available or, if not available, that another registration statement is available at all times, for the public resale of all the registrable securities held by the holders until all such registrable securities have ceased to be registrable securities. As soon as practicable following the effective date of the registration statement, but in any event within three business days of such date, the Company will notify the Holders of the effectiveness of such registration statement.

PIPE Subscription Agreement

Under the terms of the Subscription Agreements, CMLS III, as soon as practicable, but in no event later than 30 calendar days after the Business Combination, will file with the SEC (at CMLS III’s sole cost and expense) a Registration Statement registering the resale of the Acquired Shares, and CMLS III will use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies CMLS III that it will “review” the Registration Statement) following the Closing of the Business Combination and (ii) the fifth business day after the date CMLS III is notified by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Under no circumstances shall Subscriber be required to sign any type of lock-up agreement.

If the SEC prevents CMLS III from including any or all of the shares proposed to be registered under the registration statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the acquired shares by the applicable stockholders or otherwise, such registration statement will register for resale such number of acquired shares which is equal to the maximum number of acquired shares as is permitted by the Commission. In such event, the number of acquired shares to be registered for each selling shareholder named in the registration statement will be reduced pro rata among all such selling shareholders. In the event CMLS III amends the registration statement in accordance with the foregoing, CMLS III will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission, one or more registration statements to register the resale of those registrable securities that were not registered on the initial registration statement. The Company will use its commercially reasonable efforts to maintain the continuous effectiveness of the registration statement until all such securities cease to be registrable securities or such shorter period upon which each undersigned party with registrable securities included in such registration statement have notified CMLS III that such registrable securities have actually been sold.

The Company will provide all customary and commercially reasonable cooperation necessary to enable the holders to resell registrable securities pursuant to the registration statement or Rule 144 under the Securities Act (“Rule 144”), as applicable, qualify the registrable securities for listing on the primary stock exchange on which its Class A Shares are then listed, update or amend the Registration Statement as necessary to include registrable securities and provide customary notice to holders of registrable securities.

Public Warrants

Under the terms of the warrant agreement pursuant to which the public warrants were issued, CMLS III agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants. The Company will thereafter use its best efforts to cause the same to become effective within 60 business days following the Business Combination and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. If any such registration statement has not been declared effective by the 60th Business Day following the Business Combination, holders of the Warrants shall have the right, during the period beginning on the sixty-first Business Day after the closing of the Business Combination and ending upon such registration statement being declared effective by the Commission, and during any other period when CMLS III failed to have maintained an effective registration statement covering the issuance of the shares of common stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) in accordance with the provisions of the warrant agreement.

If the common stock is at the time of any exercise of a public warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, CMLS III may, at its option, (i) require holders of public warrants who exercise public warrants to exercise such public warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and (ii) in the event CMLS III so elects, CMLS III shall (x) not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, notwithstanding anything in the warrant agreement to the contrary, and (y) use its commercially reasonable efforts to register or qualify for sale the shares of common stock issuable upon exercise of the public warrant under applicable blue sky laws to the extent an exemption is not available.

Listing of Securities

CMLS III intends to apply to list the post-combination company’s common stock and public warrants on Nasdaq under the symbols “EQRX” and “EQRXW,” respectively, upon the Closing. CMLS III will not have units traded following the Closing.

COMPARISON OF STOCKHOLDER RIGHTS

General

CMLS III is incorporated under the laws of the State of Delaware and the rights of CMLS III’s Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and CMLS III’s bylaws (the “Current Bylaws”). As a result of the Business Combination, CMLS III Stockholders who receive shares of EQRx’s common stock will become EQRx stockholders. EQRx is incorporated under the laws of the State of Delaware and the rights of EQRx stockholders are governed by the laws of the State of Delaware, including the DGCL, the A&R Certificate of Incorporation and Proposed Bylaws. Thus, following the Business Combination, the rights of CMLS III Stockholders who become EQRx stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and CMLS III’s bylaws and instead will be governed by the A&R Certificate of Incorporation and Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of CMLS III”s Stockholders under the Current Charter and Current Bylaws (left column), and the rights of EQRx’s stockholders under forms of the A&R Certificate of Incorporation and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of CMLS III’s Current Charter and Current Bylaws, and forms of the A&R Certificate of Incorporation and Proposed Bylaws, which are included as Annex E and Annex F, respectively, as well as the relevant provisions of the DGCL.

CMLS III	EQRx
Authorized Capital Stock

Under the Current Charter, CMLS III is currently authorized to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.

The total number of shares of all classes of capital stock which EQRx is authorized to issue will be 1,252,000,000 shares each with a par value of $0.0001 per share.

EQRx Common Stock. The authorized common stock of EQRx will consist of 1,250,000,000 shares of common stock.

EQRx preferred stock. The authorized preferred stock of EQRx will consist of 2,000,000 shares of preferred stock.

Rights of Preferred Stock

The Current Charter permits CMLS III’s Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock will be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series of preferred stock and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL.

The A&R Certificate of Incorporation would permit the EQRx Board to provide out of the unissued shares of preferred stock for one or more series of preferred stock and to establish from time to time the number of shares to be included in each such series, to fix the voting rights, if any, powers, designations, preference and relative, participating, optional, special, and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof. The rights of each series of preferred stock will be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series of preferred stock and included in a Preferred Stock Designation filed pursuant to the DGCL.

CMLS III	EQRx
Number and Qualification of Directors

Under the Current Charter, the number of directors of CMLS III, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by CMLS III’s Board of directors pursuant to a resolution adopted by a majority of CLM III’s Board.

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitute the EQRx Board will be determined from time to time, solely and exclusively, by resolution duly adopted by the Board. Directors need not be stockholders of EQRx.

Classification of the Board of Directors

Under the Current Charter, subject to the rights of the holders of one or more series of preferred stock of CMLS III to elect one or more directors, the CMLS III Board is classified into three classes of directors with staggered terms of office.

Under the A&R Certificate of Incorporation, subject to the rights of the holders of one or more series of preferred stock of EQRx to elect one or more directors, the EQRx Board is classified into three classes of directors with staggered terms of office.

Removal of Directors

The Current Charter provides that, subject to the rights of the holders of any series of preferred stock, any director or the entire CMLS III Board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least a majority of the voting power of all then outstanding shares of capital stock of CMLS III entitled to vote generally in the election of directors, voting together as a single class.

The A&R Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock, any director or the entire board may be removed from office at any time, but only for cause and only by the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of capital stock of EQRx entitled to vote generally in the election of directors. At least 45 days prior to any annual or special meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the director whose removal will be considered at the meeting.

Voting

The Current Charter provides that, except as otherwise required by law or the Current Charter, including the rights of the holders of any series of preferred stock, holders of the CMLS III Class A common stock and the CMLS III Class B common stock exclusively possess all voting power with respect to CMLS III. Except as otherwise required by law or the Current Charter, the holders of CMLS III Shares shall be entitled to one vote for each such share on each matter properly submitted to CMLS III Stockholders on which the holders of CMLS III Shares are entitled to vote.

The A&R Certificate of Incorporation provides that, except as otherwise required by law or the A&R Certificate of Incorporation, holders of EQRx common stock shall exclusively possess all voting power with respect to EQRx, other than an amendment to the Proposed Charter that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of undesignated preferred stock where the holders of such affected series are entitled to vote, either separately or together with holders of one or more other such series on amendments to the Proposed Charter or under the DGCL. The holders of shares of EQRx’s common stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the EQRx common stock are entitled to vote. The holders of shares of EQRx common stock shall at all times vote together as one class on all matters submitted to a vote of the stockholders of EQRx.

CMLS III	EQRx

Except as otherwise required by law or the Current Charter, including the rights of the holders of any series of preferred stock, for so long as any shares of CMLS III Class B common stock remain outstanding, CMLS III may not, without first obtaining the written consent of the holders of at least a majority of the then outstanding shares of CMLS III Class B common stock, voting separately as a single class, amend, alter or repeal any provision of the Current Charter, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would alter or change the powers, preferences or relative, participating, optional or other or special rights of the CMLS III Class B common stock.

Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the A&R Certificate of Incorporation; however, the A&R Certificate of Incorporation does not authorize cumulative voting.
Vacancies on the Board of Directors

The Current Charter provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the CMLS III Board resulting from death, resignation, retirement, disqualification, removal or other cause are filled exclusively by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders).

The A&R Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause shall be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders).

Any director so chosen will hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of Stockholders

The Current Charter provides that special meetings of stockholders may be called by the Chairman of the Board of Directors, the Chief Executive Officer or the Board pursuant to a resolution adopted by the majority of the Board. Stockholders are not permitted to call a special meeting.

The Proposed Charter provides that special meetings of the Board may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. Stockholders are not permitted to call a special meeting.

CMLS III	EQRx
Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the stockholders of CMLS III must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders, except that holders of Class B common stock may take action by written consent in lieu of taking action at a meeting of the shareholders, and other than what may otherwise be provided for pursuant to the Current Charter relating to the rights of the holders of any outstanding series of preferred stock of CMLS III.

Under the A&R Certificate of Incorporation, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders of EQRx must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Amendment to Certificate of Incorporation

The Current Charter requires the approval of the CM Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of voting stock in the manner prescribed in the DGCL to amend the Current Charter; except that Article IX of the Current Charter, relating to business combination requirements, may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding CMLS III Shares.

Pursuant to Delaware law, the A&R Certificate of Incorporation requires the approval of the EQRx Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of capital stock entitled to vote thereon, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class, to amend the Proposed Charter.

Amendment of the Bylaws

The Current Charter provides that the CMLS III Board is expressly authorized to adopt, alter, amend or repeal the Current Bylaws. The Current Bylaws may also be adopted, amended, altered or repealed by an affirmative vote of holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of CMLS III entitled to vote generally in the election of directors, voting together as a single class.

The A&R Certificate of Incorporation provides that the EQRx Board will be expressly authorized to adopt, alter, amend or repeal the EQRx Bylaws. The EQRx Bylaws may also be adopted, amended, altered or repealed by an affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of EQRx entitled to vote thereon, voting together as a single class.

Corporate Opportunity

Under the Current Charter, to the extent permitted by law, CMLS III renounces any expectancy that any of the CMLS III directors or officers will offer any corporate opportunity in which he or she may become aware to CMLS III, except with respect to any of the directors or officers of CMLS III with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of CMLS III and (i) such opportunity is one that CMLS III is legally and contractually permitted to undertake and would otherwise be reasonable for CMLS III to pursue and (ii) the director or officer is permitted to refer that opportunity to CMLS III without violating any legal obligation.

The A&R Certificate of Incorporation does not contain any such renunciations or waivers.

CMLS III	EQRx
Notice of Stockholder Meetings

Whenever notice is required to be given to any CMLS III Stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

The EQRx Bylaws provide that notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting. Notice may also be given by means in accordance with Section 232 of the DGCL.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

The CMLS III Stockholder must (i) give timely notice thereof in proper written form to the Secretary of CMLS III and (ii) the business must be a proper matter for stockholder action. To be timely, a CMLS III Stockholder’s notice must be received by the Secretary at the principal executive offices of CMLS III not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by CMLS III. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Current Bylaws.

In order for a stockholder to bring a matter before the annual meeting, the stockholder will be required to give timely notice to the Secretary of EQRx, as described in the Proposed Bylaws. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of EQRx: (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary, not later than the 90th day prior to such annual meeting or, if later the 10th day following the day on which public disclosure of the date of such annual meeting was first made or sent by EQRx. Notwithstanding anything to the contrary provided herein, for the first annual meeting following the closing of the Business Combination, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of EQRx not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made or sent by EQRx.

Additionally, to be in proper form, the stockholder must provide information pursuant to the provisions in the Proposed Bylaws relating to advance notice for the proposal of business other than the nomination of persons for election as directors.

CMLS III	EQRx
Stockholder Nominations of Persons for Election as Directors

The CMLS III stockholder must give timely notice in proper written form to the Secretary of CMLS III. To give timely notice, a stockholder’s notice must be received by the Secretary at the principal executive offices of CMLS III (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the close of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the CMLS III; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made.

Additionally, to be in proper form, the stockholder must provide information pursuant to the advance notice for nomination of directors provisions in the Current Bylaws.

The EQRx stockholder must give timely notice in proper written form to the Secretary of EQRx. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of EQRx: (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made Or sent by EQRx. Notwithstanding anything to the contrary provided herein, for the first annual meeting following the closing of the Business Combination, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of EQRx not later than the close of business on the later of the 90th day prior to the scheduled date of such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made or sent by the Company.

Additionally, to be in proper form, the stockholder must provide information pursuant to the provisions in the Proposed Bylaws relating to advance notice for the nomination of persons for election as directors.

Limitation of Liability of Directors and Officers

The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit. The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to CMLS III or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

Consistent with the authority under Delaware law (as stated in the explanation regarding the Current Charter), the A&R Certificate of Incorporation provides that no director will be personally liable except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

CMLS III	EQRx
Indemnification of Directors, Officers

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity. The Current Charter and the Current Bylaws provide that, to the fullest extent permitted by applicable law, CMLS III will indemnify, each person who is or was made a party or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of CMLS III or, while director or officer of CMLS III, is or was serving at CMLS III’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity. CMLS III shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.

Dividends

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The Current Charter provides that, subject to applicable law, the rights, if any, of outstanding shares of preferred stock and Article IX of the Current Charter, relating to business combination requirements, the holders of CMLS III Shares shall be entitled to receive dividends and other distributions (payable in cash, property, or capital stock of CMLS III) when, as, and if declared by the Board of directors from time to time out of any assets of CMLS III legally available for dividends, and shall be treated equally, identically, and ratably, on a per share basis, with respect to any dividends.

Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.

The A&R Certificate of Incorporation provides that dividends may be declared and paid or set apart from payment out of any assets or funds of EQRx, but only when and as declared by the Board of Directors.

CMLS III	EQRx
Liquidation

The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of outstanding shares of preferred stock, and Article IX of the Current Charter, relating to business combination requirements, following the payment or provision for payment of the debts and other liabilities of CMLS III in the event of an voluntary or involuntary liquidation, dissolution, or winding-up of CMLS III, the holders of CMLS III Shares shall be entitled to receive all the remaining assets of CMLS III available for distribution to its stockholders, ratably in proportion to the number of shares of CMLS III Shares held by them.

The A&R Certificate of Incorporation provides that, upon involuntary liquidation, dissolution or winding up of EQRx, the net assets of EQRx shall be distributed pro rata to the holders of common stock.

Anti-Takeover Provisions and Other Stockholder Protections

The anti-takeover provisions and other stockholder protections in the Current Charter include a staggered board, a prohibition on stockholder action by written consent (subject to exceptions, described above under “Stockholder Action by Written Consent”) and blank check preferred stock. The Current Charter causes the Company not to be governed by Section 203 of the DGCL and, instead, includes a provision that is substantially similar to Section 203 of the DGCL but exempts from the definition of “interested stockholder” CMLS Holdings III LLC and its affiliates.

The anti-takeover provisions and other stockholder protections in the A&R Certificate of Incorporation include the staggered Board, a prohibition on stockholder action by written consent, and blank check preferred stock. The A&R Certificate of Incorporation would cause EQRx not to be governed by Section 203 of the DGCL and, instead, include a provision in the A&R Certificate of Incorporation that is substantially similar to Section 203 of the DGCL but exempts from the definition of “interested stockholder” CMLS Holdings III LLC and its affiliates.

Preemptive Rights
There are no preemptive rights relating to the CMLS III Shares.	There are no preemptive rights relating to the shares of EQRx common stock.
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.

CMLS III	EQRx

The Current Bylaws provide that the CMLS III Board may exercise all such powers of CMLS III and do all such lawful acts and things as are not by statute or by the Current Charter or by CMLS III’s bylaws required to be exercised or done solely by stockholders.

The EQRx Board may exercise all such powers of EQRx and do all such lawful acts and things as are not by statute or the A&R Certificate of Incorporation or the Proposed Bylaws required to be exercised or done by the stockholders.

Inspection of Books and Records

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.

Choice of Forum

The Current Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware and federal court within the State of Delaware as the sole and exclusive forums for any: (i) derivative action or proceeding brought on behalf of CMLS III; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of CMLS III to CMLS III or CMLS III Stockholders; (iii) any action asserting a claim against CMLS III, its directors, officers, or employees arising pursuant to any provision of the DGCL, the Current Charter or Current Bylaws, or (iv) other action asserting a claim against CMLS III, its directors, officers, or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. In addition, notwithstanding anything to the contrary in the foregoing, the Charter also provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The exclusive forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act.

The A&R Certificate of Incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware shall be the sole and exclusive forums for any: (i) derivative claim or proceeding brought on behalf of EQRx; (ii) any claim of breach of a fiduciary duty owed by any director, officer, or other employee of EQRx to EQRx or EQRx’s stockholders; (iii) any claim against EQRx, its directors, officers or employees arising pursuant to any provision of the DCGL, the A&R Certificate of Incorporation or the Current Bylaws; or (iv) any other claim against EQRx, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware in the name of any stockholder, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. In addition, notwithstanding anything to the contrary in the foregoing, the A&R Certificate of Incorporation also provides that the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The exclusive forum provisions do not apply to suits brought to enforce any liability or duty created by the Exchange Act.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership regarding (i) the actual beneficial ownership of the common stock of CMLS III as of September 30, 2021 and (ii) expected beneficial ownership of the common stock of CMLS III immediately following the Closing, assuming that no public shares are redeemed, and alternatively that 55,200,000 public shares are redeemed and 6,750,000 Founder Shares are forfeited, by:

•        each person known to be the beneficial owner of more than 5% of the outstanding common stock of CMLS III as of September 30, 2021;

•        each person who may become the beneficial owner of more than 5% of outstanding common stock of the post-combination company immediately following consummation of the Transactions;

•        each of CMLS III’s current executive officers and directors;

•        all of CMLS III’s current executive officers and directors as a group;

•        each person who will become an executive officer or a director of the post-combination company upon consummation of the Business Combination; and

•        all of the executive officers and directors of the post-combination company as a group after the consummation of the Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options within 60 days of the record date. Shares subject to warrants or options that are currently exercisable or exercisable within 60 days of the record date are considered outstanding and beneficially owned by the person holding such warrants or options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The beneficial ownership of shares of common stock prior to the Business Combination is based on 69,000,000 shares of common stock of CMLS III (including 55,200,000 public shares and 13,800,000 Founder Shares) issued and outstanding as of September 30, 2021.

The expected beneficial ownership of shares of the post-combination company’s common stock after the Business Combination assuming none of the public shares are redeemed (the no redemption scenario) has been determined based upon the following: (i) that no public stockholders exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of common stock (prior to or after the Business Combination), (iii) that 120,000,000 shares of common stock are issued to the PIPE Investors, (iv) that 338,745,307 shares of common stock are issued to the former EQRx stockholders as Merger Consideration, (v) the Sponsor does not forfeit any Founder Shares pursuant to the terms of the Forfeiture Agreement and the remaining Founder Shares convert into 13,800,000 shares of common stock in connection with the Business Combination, and (vi) there will be an aggregate of 527,745,307 shares of the post-combination company’s common stock issued and outstanding at Closing.

The expected beneficial ownership of shares of the post-combination company’s common stock after the Business Combination assuming the maximum number of public shares of CMLS III have been redeemed (the maximum redemption scenario) has been determined based on the following: (i) that holders of 55,200,000 public shares of CMLS III exercise their redemption rights, (ii) that none of the investors set forth in the table below has purchased or purchases additional shares of common stock (prior to or after the Business Combination), (iii) that 120,000,000 shares of common stock are issued to the PIPE Investors, (iv) that

338,745,307 shares of common stock are issued to the former EQRx stockholders as Merger Consideration, (v) the Sponsor forfeits an aggregate of 6,750,000 Founder Shares pursuant to the Forfeiture Agreement and the remaining Founder Shares convert into 7,050,000 shares of common stock in connection with the Business Combination, and (vi) there will be an aggregate of 465,795,307 shares of the post-combination company’s common stock issued and outstanding at Closing.

The share numbers and ownership percentages set forth herein do not take into account (a) the Public Warrants and Private Placement Warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of the IPO, which occurred on April 9, 2021, (b) the Earn-Out Shares, (c) the issuance of any share upon completion of the Business Combination under the 2021 Incentive Plan or the ESPP, or (d) the portion of the Closing Merger Consideration that will be allocated to shares underlying options to acquire EQRx stock (totaling, in aggregate, assuming full usage of EQRx’s existing equity pool before completion of the Business Combination and after giving effect to the estimated exchange ratio, 26,254,693 shares of CMLS III Class A common stock) that may be exercised in the future, except to the extent noted in the footnotes to the table below. If the actual facts are different from the assumptions set forth above, which they are likely to be, the share numbers and ownership percentages in the post-combination company will be different.

In addition, the calculations of the expected number of Company securities to be issued (or reserved for issuance) in the Business Combination under each of the no redemptions and maximum redemption scenarios has been determined based upon the number of shares of EQRx common stock and EQRx preferred stock that were issued and outstanding as of             , 2021.

Except as noted by footnote, and subject to community property laws where applicable, based on the information provided to CMLS III and EQRx, respectively, the persons and entities named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as noted by footnote, the business address of each of the CMLS III stockholders included below prior to the Business Combination is c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065 and following the Business Combination the business address for each of the stockholders of the post-combination company will be c/o EQRx, Inc. 50 Hampshire Street, Cambridge, Massachusetts 02139.

	Before the Business Combination					After Business Combination
						Assuming no redemptions		Assuming max redemptions
As Name and Address of Beneficial Owner	Number of shares of CMLS III Class A common stock	% of Class A common stock	Number of shares of CMLS III Class B common stock(1)	% of Class B common stock	% of Total Voting Power**	Number of shares of post- combination company common stock	% of common stock	Number of shares of post- combination company common stock	% of common stock
Directors and executive officers of CMLS III
Eli Casdin(2)(3)(4)	—	—	13,500,000	97.8%	19.6%	52,642,194	10.0%	45,892,194	9.9%
Keith Meister(3)(4)(5)	—	—	13,500,000	97.8%	19.6%	18,750,000	3.6%	12,000,000	2.6%
Brian Emes	—	—	—	—	—	—	—	—	—
Shaun Rodriguez(6)	—	—	—	—	—	—	—	—	—
Amy Abernethy	—	—	200,000	1.4%	*	200,000	*	200,000	*
Christian Henry	—	—	25,000	*	*	25,000	*	25,500	*
Kwame Owusu-Kesse	—	—	25,000	*	*	25,000	*	25,000	*
Chad Robins	—	—	25,000	*	*	25,000	*	25,000	*
Harland Robins	—	—	25,000	*	*	25,000	*	25,000	*
All executive officers, directors and director nominees of CMLS III as a group (9 individuals)	—	—	13,800,000	100%	20.0%

5% beneficial owners of CMLS III
CMLS Holdings III LLC(3)	—	—	13,500,000	97.8%	19.6%	13,500,000	2.6%	6,750,000	1.5%

Directors and executive officers of the post-combination company
Melanie Nallicheri(7)	—	—	—	—	—	9,475,666	1.8%	9,475,666	2.0%
Jami Rubin	—	—	—	—	—	2,170,000	*	2,170,000	*
Eric Hedrick	—	—	—	—	—	620,000	*	620,000	*
Alexis Borisy(8)	—	—	—	—	—	18,690,416	3.5%	18,690,416	4.0%
Amy Abernethy	—	—	200,000	1.5%	*	200,000	*	200,000	*
Paul Berns	—	—	—	—	—	620,000	*	620,000	*
Eli Casdin(2)(3)(4)	—	—	13,500,000	97.8%	19.6%	52,642,194	10.0%	45,892,194	9.9%
Jorge Conde	—	—	—	—	—	—	—	—
Kathy Giusti	—	—	—	—	—	—	—	—
Sandra Horning(9)	—	—	—	—	—	561,875	*	561,875	*
Clive Meanwell(10)	—	—	—	—	—	77,500	*	77,500	*
Samuel Merksamer	—	—	—	—	—	—	—	—	—
Krisha Yeshwant(11)	—	—	—	—	—	—	—	—	—
All executive officers, directors and director nominees as a group (13 individuals)	—	—	13,700,000	99.25%	19.8%	85,057,651	16.1%	78,307,651	16.8%

5% beneficial owners of the post-combination company
Entities affiliated with Casdin Partners(3)(4)	—	—	—	—	—	39,142,194	7.4%	39,142,194	8.4%
Entities affiliated with ARCH Venture Partners(12)						35,929,721	6.8%	35,929,721	7.7%
Entities affiliated with Softbank(13)						41,250,000	7.8%	41,250,000	8.9%
Entities affiliated with GV 2019, L.P.(14)						46,725,145	8.9%	46,725,145	10.0%
Entities affiliated with Andreessen Horowitz(15)						52,527,557	10.0%	52,527,557	11.3%

____________

*        Indicates beneficial ownership of less than 1%.

**      The percentage beneficial ownership of CMLS III prior to the Business Combination is based on 69,000,000 shares of common stock of CMLS III (including 55,200,000 public shares and 13,800,000 Founder Shares) issued and outstanding as of September 30, 2021. The percentage of ownership of the post-combination company is based on 527,745,307 shares of post-combination company common stock outstanding assuming no redemption and 465,795,307 shares of post-combination company common stock outstanding assuming maximum redemption and forfeiture of 6,750,000 Founder Shares, after giving effect to the Transactions described in this proxy statement/prospectus, as of September 30, 2021, and reclassification of all outstanding Class A common stock as common stock. The number of outstanding shares after the Business Combination assumes no exercise of the Private placement warrants, no exercise of the Public warrants and that none of EQRx’s options are exercised prior to the Closing of the Business Combination. Shares of EQRx or post-combination company common stock, as the case may be, that a person has the right to acquire within 60 days of September 30, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers of EQRx or the post-combination company, as the case may be, as a group. Percentage of total voting power represents voting power with respect to all shares of pre-combination company Class A common stock. For more information about the voting rights of post-combination company common stock after the Business Combination, see “Description of Securities.”

(1)     Interests shown consist solely of Founder Shares, classified as CMLS III Class B common stock. Such shares will automatically convert into CMLS III Class A common stock concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis, subject to adjustment, as described in the section entitled “Description of Securities” and will be reclassified as common stock upon filing of the A&R Certificate of Incorporation. Excludes CMLS III Class A common stock issuable pursuant to the forward purchase agreements, as CMLS III, Casdin and Corvex agreed to terminate the obligations under the forward purchase agreements, contingent upon the Closing, so such shares, if any, would only be issued concurrently with the closing of the Business Combination.

(2)    CMLS Holdings III LLC is the record holder of the 13,500,000 shares of CMLS III Class B common stock reported herein prior to the consummation of the Business Combination. The Board of Managers of CMLS Holdings III LLC is comprised of Eli Casdin and Keith Meister who share voting and investment discretion with respect to the common stock held of record by CMLS Holdings III LLC. Each of Messrs. Casdin and Meister disclaims beneficial ownership of these shares except to the extent of his respective pecuniary interest therein.

(3)    Includes an aggregate 39,142,194 shares of CMLS III Class A common stock to be issued in the Business Combination (i) 29,933,427 of which will be held of record by Casdin Partners Master Fund, L.P. (“CPMF”), (ii) 3,781,874 of which will be held of record by Casdin Venture Opportunities Fund, L.P. (“CVOF”) and (iii) 5,426,893 of which will be held of record by Casdin Private Growth Equity Fund GP, LLC. (“CPGEF” and together with CPMF and CVOF, the “Casdin Funds”). The shares held by the Casdin Funds may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to the Casdin Funds, (ii) Casdin Partners GP, LLC, the general partner of the Casdin Funds and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. The shares held by Casdin Partners GP, LLC may be deemed to be indirectly beneficially owned by (i) Eli Casdin, the managing member of Casdin Partners GP, LLC. The address for the Casdin entities noted herein is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(4)    Includes 5,000,000 shares to be issued in the PIPE Investment to Casdin Partners Master Fund, L.P. The shares may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC.

(5)    Includes an aggregate of 5,250,000 shares to be issued in the PIPE Investment to affiliates of Corvex Management LP as follows: 105,200 shares to Corvex Dynamic Equity Select Master Fund, 3,894,800 shares to Corvex Select Equity Master Fund LP and 1,250,000 shares to JS Capital LLC. The shares may be deemed to be indirectly beneficially owned by Corvex Management LP., the investment adviser to such funds ,and Keith Meister, by virtue of Mr. Meister’s control of the general partner of Corvex Management LP.

(6)    Does not include any shares indirectly owned by this individual as a result of his indirect ownership interest in our sponsor.

(7)    Includes 51,666 shares of CMLS III common stock issuable upon exercise of vested options of EQRx being assumed in the Merger.

(8)    Includes 90,416 shares of CMLS III common stock issuable upon exercise of vested options of EQRx being assumed in the Merger.

(9)    Includes 96,875 shares of CMLS III common stock issuable upon exercise of vested options of EQRx being assumed in the Merger.

(10)  Includes 77,500 shares of CMLS III common stock issuable upon exercise of vested options of EQRx being assumed in the Merger.

(11)   Dr. Yeshwant, a nominee for Director, is a managing partner of GV. Dr. Yeshwant does not have voting or dispositive power over any of the shares directly held by GV 2019, L.P. referenced in footnote (15) below.

(12)  Includes (i) 17,964,861 shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by ARCH Venture Fund X, L.P. (“ARCH X”) and (ii) 17,964,860 shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by ARCH Venture Fund X Overage, L.P. (“ARCH X Overage”). ARCH Venture Partners X, L.P. (“AVP X LP”) is the sole general partner of ARCH X. ARCH Venture Partners X Overage, L.P. (“AVP X Overage LP”) is the sole general partner of ARCH X Overage. ARCH Venture Partners X, LLC (“AVP X LLC”), is the sole general partner of each of AVP X LP and AVP X Overage LP. As members of the investment committee of AVP X LLC, each of Keith Crandell, Kristina Burow, Steven Gillis and Robert Nelsen (the “Committee Members”) may also be deemed to share the power to direct the disposition and vote of the ARCH X and ARCH X Overage shares. AVP X LP and AVP X Overage LP may be deemed to beneficially own the shares held by ARCH X and ARCH X Overage, respectively, AVP X LLC may be deemed to beneficially own the shares held by ARCH X and ARCH X Overage, and each of the Committee Members may be deemed to share the power to direct the disposition and vote of the shares held by ARCH X and ARCH X Overage. AVP X LP, AVP X Overage LP, AVP X LLC, and the Committee Members each disclaim beneficial ownership, except, in each case, to the extent of any pecuniary interest therein. The principal business address of ARCH X, ARCH X Overage, AVP X LP, AVP X Overage LP, AVP X LLC and the Committee Members is 8755 Higgins Road, Suite 1025, Chicago, IL 60631.

(13)  Reflects 41,250,000 shares of CMLS III Class A common stock to be issued in the PIPE Investment to SB Northstar LP. The shares held by SB Northstar LP may be deemed to be indirectly beneficially owned by SB Northstar GP, its General Partner. The address for the Softbank entities noted herein is SB Northstar LP, Walkers Corporate Limited, 190 Elgin Avenue, George Town City, Grand Cayman, Cayman Islands, KY1-9008.

(14)  Reflects shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by GV 2019, L.P. GV 2019 GP, L.P. (the general partner of GV 2019, L.P.), GV 2019 GP, L.L.C. (the general partner of GV 2019 GP, L.P.), Alphabet Holdings LLC (the managing member of GV 2019 GP, L.L.C.), XXVI Holdings Inc. (the managing member of Alphabet Holdings LLC) and Alphabet Inc. (the controlling stockholder of XXVI Holdings Inc.) may each be deemed to have sole power to vote or dispose of the shares held directly by GV 2019, L.P. The principal business address of GV 2019, L.P., GV 2019 GP, L.P., GV 2019 GP, L.L.C., Alphabet Holdings LLC, XXVI Holdings Inc. and Alphabet Inc. is 1600 Amphitheatre Parkway, Mountain View, CA 94043.

(15)   Includes (i) 17,243,777 shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by AH Bio Fund II, L.P., for itself and as nominee for AH Bio Fund II-B, L.P. (collectively, the “AH Bio Fund II Entities”), (ii) 18,977,751 shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by AH Bio Fund III, L.P., for itself and as nominee for AH Bio Fund III-B, L.P. and AH Bio Fund III-Q, L.P. (collectively, the “AH Bio Fund III Entities”), (iii) 11,306,029 shares of CMLS III Class A common stock to be issued in the Business Combination to be held of record by Andreessen Horowitz LSV Fund I, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P. (collectively, the “AH LSV I Fund I Entities”), and (iv) 5,000,000 shares of CMLS III Class A common stock to be issued in the PIPE Investment to the AH LSV I Fund I Entities. AH Equity Partners Bio II, L.L.C., the general partner of the AH Bio Fund II Entities may be deemed to have sole voting and dispositive power over the shares held by the AH Bio Fund II Entities. AH Equity Partners Bio III, L.L.C., the general partner of the AH Bio Fund III Entities may be deemed to have sole voting and dispositive power over the shares held by the AH Bio Fund III Entities. AH Equity Partners LSV I, L.L.C., the general partner of the AH LSV I Fund I Entities may be deemed to have sole voting and dispositive power over the shares held by the AH LSV I Fund I Entities. The managing members of each of the AH Bio Fund II Entities, the AH Bio Fund III Entities and the AH LSV I Fund I Entities are Marc Andreessen and Ben Horowitz, and each of them may be deemed to hold shared voting and dispositive power over the shares held by the AH Bio Fund II Entities, the AH Bio Fund III Entities and the AH LSV I Fund I Entities. Shares held by each of these entities include shares that may be subsequently sold by each of Marc Andreessen, Ben Horowitz and Jorge Conde, a member of EQRx’s board of directors, following in-kind distributions of shares by these entities. The address for the persons and entities set forth herein is 2865 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company’s Related Party Transactions

Founder Shares

On February 4, 2021, the Sponsor paid $25,000, or approximately $0.002 per share, to cover certain offering costs in consideration for 11,500,000 CMLS III Class B common stock, par value $0.0001 (“Founder Shares”). In February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins. On April 6, 2021, CMLS III effected a 1:1.2 stock split of the Class B common stock, resulting in our sponsor holding an aggregate of 13,700,000 Founder Shares and there being an aggregate of 13,800,000 Founder Shares outstanding, including up to 1,800,000 Founder Shares subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. As a result of the underwriters’ election to fully exercise their over-allotment option on April 9, 2021, none of the Class B shares were forfeited. In August of 2021, 200,000 Founder Shares were subsequently transferred to Dr. Abernethy, resulting in our sponsor holding 13,500,000 Founder Shares and there being an aggregate of 13,800,000 Founder Shares outstanding.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of our initial business combination, (ii) waive their redemption rights with respect to their Founder Shares and public shares in connection with a stockholder vote to approve an amendment to our charter to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of our IPO or to provide for redemption in connection with a business combination and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our initial business combination within 24 months from the closing of the IPO, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame.

Private Placement Warrants

The Sponsor and CMLS III’s independent directors purchased an aggregate of 8,693,333 private placement warrants at a price of $1.50 per warrant, for an aggregate purchase price of approximately $13,040,000. The Sponsor purchased 8,110,001 warrants and each of Mr. Henry, Mr. Robins and Dr. Robins (and/or one or more entities controlled by them) has purchased 166,666 Private Placement Warrants and Mr. Owusu-Kesse (and/or one or more entities controlled by him) purchased 83,334 Private Placement Warrants. The private placement warrants are identical to the warrants sold in the IPO except that the private placement warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by CMLS III (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of CMLS III’s initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by CMLS III and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

Registration Rights

The holders of the Founder Shares, private placement warrants (and any shares of common stock issuable upon the exercise of the private placement warrants), and securities that may be issued upon conversion of working capital loans are entitled to registration rights pursuant to a registration Rights Agreement signed April 6, 2021, requiring CMLS III to register such securities for resale. The holders of the majority of these securities are entitled to make up to three demands, excluding short form demands, that CMLS III register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require CMLS III to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that CMLS III will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. CMLS III will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note — Related Party

On February 4, 2021, the Sponsor agreed to loan CMLS III up to $300,000 to be used for a portion of the expenses of the IPO pursuant to a promissory note (the “Note”). This loan was non-interest bearing, unsecured and payable on the earlier of June 30, 2021, or the completion of the IPO. As of February 4, 2021, CMLS III had no borrowings under the Note. Subsequent to February 4, 2021, CMLS III borrowed approximately $200,000 under the Note. The loan was repaid upon the closing of the IPO out of the offering proceeds.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of CMLS III’s officers and directors may, but are not obligated to, loan CMLS III funds as may be required (“Working Capital Loans”). If CMLS III completes the initial business combination, CMLS III would repay the Working Capital Loans. In the event that the initial business combination does not close, CMLS III may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants. As of September 30, 2021, CMLS III had no borrowings under the Working Capital Loans.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $19,320,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that CMLS III completes a Business Combination, subject to the terms of the underwriting agreement.

Forward Purchase Agreement

CMLS III entered into separate forward purchase agreements with affiliates of the Sponsor, Casdin Capital, LLC (“Casdin”) and Corvex Management LP (“Corvex”), in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by each of Casdin and Corvex, respectively (collectively, their “Clients”), pursuant to which, subject to the conditions described below, they will cause the Clients to purchase from CMLS III up to an aggregate amount of 15,000,000 shares of Class A common stock, or the forward purchase shares, for $10.00 per forward purchase share, or an aggregate amount of up to $150,000,000, in a private placement that will close concurrently with the closing of a Business

Combination. The amount of forward purchase shares sold pursuant to the forward purchase agreements will be determined in CMLS III’s discretion based on CMLS III’s need for additional capital to consummate a Business Combination. Under each forward purchase agreement, CMLS III is required to approach Casdin and Corvex if it proposes to raise additional capital by issuing any equity, or securities convertible into, exchangeable or exercisable for equity securities in connection with a Business Combination. The respective obligations of Casdin and Corvex to purchase forward purchase shares will, among other things, be conditioned on CMLS III completing a Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing forward purchase shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by Casdin or Corvex, as relevant, as investment advisors on behalf of such Clients. Each of Casdin and Corvex will have the right to transfer a portion of its purchase obligation under the forward purchase agreement to third parties, subject to compliance with applicable securities laws. To the extent that CMLS III obtains alternative financing to fund the initial Business Combination and the Clients participate in such financing, the aggregate commitment under the forward purchase agreement will be reduced by the amount of such alternative financing. The Clients (directly or through one or more affiliates) agreed to purchase an aggregate of 10,250,000 shares of Class A common stock in the PIPE Investment, which would satisfy the obligations of Casdin and Corvex under the forward purchase agreements. As a result, CMLS III, Casdin and Corvex agreed to terminate the obligations under the forward purchase agreements, contingent upon the Closing.

Subscription Agreement

In connection with the Business Combination, CMLS III entered into the Subscription Agreements with the PIPE Investors, pursuant to which, among other things, CMLS III agreed to issue and sell to the PIPE Investors, in private placements to close immediately prior to the Closing, an aggregate of 120,000,000 shares of common stock at $10.00 per share, for an aggregate purchase price of $1,200,000,000. The obligations to consummate the subscriptions are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment will be consummated substantially concurrently with the Closing.

Related Party Policy

Prior to the consummation of our IPO, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving CMLS III.

In addition, our audit committee, pursuant to a written charter that we adopted prior to the consummation of our IPO, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present is required in order to approve a related party transaction. A majority of the members of the entire audit committee constitutes a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee is required to approve a related party transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

EQRx’s Related Party Transactions

Eli Casdin

As described in this proxy statement/prospectus, if the Business Combination is approved by CMLS III’s stockholders and the transactions under the Business Combination are consummated, the Merger will take place. Eli Casdin, who has served as a director of EQRx since January 2020, currently serves as the Chief Executive Officer of CMLS III and is on the board of directors of CMLS III, and is expected to continue as a director of New EQRx. Additionally, Eli Casdin is a beneficial owner of the Sponsor because Sponsor is controlled by C-LSH III LLC, an entity affiliated with Eli Casdin. As a result, Mr. Casdin is a related party.

In view of Mr. Casdin’s role with CMLS III, Mr. Casdin did not attend any portion of the EQRx board meetings that discussed the proposed Merger and Business Combination or any alternative opportunities under consideration by EQRx, nor did Mr. Casdin vote on any such matters.

For more information regarding the Business Combination, please see the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Convertible Promissory Note Financing

On October 2, 2019, EQRx entered into a note purchase agreement, pursuant to which EQRx sold an aggregate $22.0 million of convertible promissory notes, including to the following related parties:

•        GV 2019, L.P., an affiliate of Krishna Yeshwant, a director on the board of EQRx, a convertible promissory note, in the principal amount of $5.0 million, which was later converted into a total of 6,321,033 shares of EQRx Series A preferred stock on January 10, 2020 as described below;

•        ARCH Venture Fund X, L.P., an affiliate of Paul Berns, a director on the board of EQRx, a convertible promissory note, in the principal amount of $2.5 million, which was later converted into a total of 3,160,517 shares of EQRx Series A preferred stock on January 10, 2020 as described below;

•        ARCH Venture Fund X Overage, L.P., an affiliate of Paul Berns, a director on the board of EQRx, a convertible promissory note, in the principal amount of $2.5 million, which was later converted into a total of 3,160,516 shares of EQRx Series A preferred stock on January 10, 2020 as described below;

•        AH Bio Fund II, L.P., as nominee, an affiliate of Jorge Conde, a director on the board of EQRx, a convertible promissory note, in the principal amount of $5.0 million, which was later converted into a total of 6,321,033 shares of EQRx Series A preferred stock on January 10, 2020 as described below; and

•        Casdin Partners Master Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, a convertible promissory note, in the principal amount of $4.0 million, which was later converted into a total of 5,056,826 shares of EQRx Series A preferred stock on January 10, 2020 as described below.

•        Casdin Venture Opportunities Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, a convertible promissory note, in the principal amount of $1.0 million, which was later converted into a total of 1,264,207 shares of EQRx Series A preferred stock on January 10, 2020 as described below.

Equity Financings

Series A Convertible Preferred Stock

On January 10, 2020, EQRx entered into a Series A preferred stock purchase agreement with a number of accredited investors, pursuant to which EQRx sold an aggregate 262,070,014 shares of EQRx Series A preferred stock and 12,000,000 shares of EQRx common stock for $218.0 million in cash and conversion of $22.0 million of outstanding convertible notes issued October 2019, or $0.9306 per share, including to the following related parties:

•        GV 2019, L.P., an affiliate of Krishna Yeshwant, a director on the board of EQRx, 49,304,055 shares of EQRx Series A preferred stock and 6,000,000 shares of EQRx’s common stock for $45.0 million, $5.0 million of which was paid via conversion of its then-outstanding convertible promissory notes;

•        ARCH Venture Fund X, L.P., an affiliate of Paul Berns, a director on the board of EQRx, 24,652,028 shares of EQRx Series A preferred stock and 2,500,000 shares of EQRx common stock for $22.5 million, $2.5 million of which was paid via conversion of its then-outstanding convertible promissory notes;

•        Paul Berns, a director on the board of EQRx, an aggregate of 1,000,000 shares of EQRx common stock for $100 in cash;

•        ARCH Venture Fund X Overage, L.P., an affiliate of Paul Berns, a director on the board of EQRx, 24,652,027 shares of EQRx Series A preferred stock and 2,500,000 shares of EQRx common stock for $22.5 million, $2.5 million of which was paid via conversion of its then-outstanding convertible promissory notes;

•        AH Bio Fund II, L.P., as nominee, an affiliate of Jorge Conde, a director on the board of EQRx, 27,812,544 shares of EQRx Series A preferred stock for $25.0 million, $5.0 million of which was paid via conversion of its then-outstanding convertible promissory notes;

•        AH Bio Fund III, L.P., as nominee, an affiliate of Jorge Conde, a director on the board of EQRx, 21,491,511 shares of EQRx Series A preferred stock for $20.0 million;

•        Casdin Partners Master Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, 27,085,625 shares of EQRx Series A preferred stock for $24.5 million, $4.0 million of which was paid via conversion of its then-outstanding convertible promissory notes; and

•        Casdin Venture Opportunities Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, 6,099,797 shares of EQRx Series A preferred stock for $5.5 million, $1.0 million of which was paid via conversion of its then-outstanding convertible promissory notes.

Series B Convertible Preferred Stock

On November 2, 2020, EQRx entered into the Series B preferred stock purchase agreement with a number of accredited investors, pursuant to which EQRx sold an aggregate 207,394,482 shares of EQRx Series B preferred stock for approximately $568.7 million in cash, or $2.7419 per share, including to the following related parties:

•        GV 2019, L.P., an affiliate of Krishna Yeshwant, a director on the board of EQRx, 20,059,083 shares of EQRx Series B preferred stock for $55.0 million in cash;

•        ARCH Venture Fund X, L.P., an affiliate of Paul Berns, a director on the board of EQRx, 1,823,553 shares of EQRx Series B preferred stock for $5.0 million in cash;

•        ARCH Venture Fund X Overage, L.P., an affiliate of Paul Berns, a director on the board of EQRx, 1,823,553 shares of EQRx Series B preferred stock for $5.0 million in cash;

•        AH Bio Fund III, L.P., as nominee, an affiliate of Jorge Conde, a director on the board of EQRx, 9,117,765 shares of EQRx Series B preferred stock for $25.0 million in cash;

•        Andreessen Horowitz LSV Fund I, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q,L.P., an affiliate of Jorge Conde, a director on the board of EQRx, 18,235,530 shares of EQRx Series B preferred stock for $50.0 million in cash;

•        Casdin Partners Master Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, 13,129,581 shares of EQRx Series B preferred stock for $36.0 million in cash; and

•        Casdin Private Growth Equity Fund, L.P., an affiliate of Eli Casdin, a director on the board of EQRx and Chief Executive Officer of and director on the board of CMLS III, 8,753,054 shares of EQRx Series B preferred stock for $24.0 million in cash.

Founder Shares

On December 5, 2019, EQRx issued 30,000,000 shares of restricted common stock to Alexis Borisy, Executive Chairman and former Chief Executive Officer of EQRx and 13,500,000 shares of restricted common stock to Melanie Nallicheri, Director and current Chief Executive Officer of EQRx. On January 10, 2020, concurrent with the EQRx Series A preferred stock financing, Mr. Borisy and Ms. Nallicheri entered into amended and restated employment agreements and agreed to subject such shares (25,500,000 for Mr. Borisy and 11,475,000 for Ms. Nallicheri) to vesting and certain other transfer restrictions. See “— EQRx Executive and Director Compensation — Executive Compensation Arrangements.”

Indemnification Agreements

EQRx has entered into agreements to indemnify its directors. These agreements require EQRx to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in EQRx’s right, on account of any services undertaken by such person on behalf of EQRx or that person’s status as a member of EQRx’s board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Party Transactions

EQRx’s board of directors reviews and approves transactions with directors, officers and holders of 5% or more of its capital stock and their affiliates, each a related party. Prior to this transaction, the material facts as to the related party’s relationship or interest in the transaction are disclosed to its board of directors prior to their consideration of such transaction, and the transaction is not considered approved by EQRx’s board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

The Company

Market Price and Ticker Symbol

The Company’s units, common stock and warrants are currently listed on Nasdaq under the symbols “CMLTU”, “CMLT” and “CMLTW”, respectively.

On August 5, 2021, the trading date before the public announcement of the Business Combination, the Company’s units closed at $10.01 On such date, the Company common stock and warrants did not trade separately. On September 30, 2021, the trading date immediately prior to the date of this proxy statement/prospectus, the Company’s units, common stock and warrants closed at $10.25, $9.92 and $2.14, respectively.

Holders

As of September 15, 2021 there was one holder of record of our units, one holders of record of our common stock, and five holders of record of our warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, common stock and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the post-combination company’s board of directors at such time. We currently expect that the post-combination company will retain future earnings to finance operations and grow its business, and we do not expect the post-combination company to declare or pay cash dividends for the foreseeable future.

EQRx

There is no public market for shares of EQRx stock.

LEGAL MATTERS

White & Case LLP will pass upon the validity of the CMLS III Class A common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of CMLS III for the period from January 25, 2021 (inception) through February 4, 2021, included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of EQRx, Inc. at December 31, 2020 and 2019, and for the year ended December 31, 2020 and for the period from August 26, 2019 (inception) through December 31, 2019, included in the Proxy Statement of CM Life Sciences III Inc., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, CMLS III and the service provider(s) that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, CMLS III will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that CMLS III deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify CMLS III of their requests by writing CMLS III at its principal executive offices at 667 Madison Avenue, New York, New York 10065, or by telephone at (212) 474-6745.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations of the Business Combination for U.S. EQRx Holders (as defined below) and Non-U.S. EQRx Holders (as defined below, and together, the “EQRx Holders”) who exchange their EQRx stock for the Closing Merger Consideration in the Business Combination. This summary is based upon the Code, the Treasury regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. We have not sought, and do not intend to seek, a ruling from the IRS as to any U.S. federal income tax consequences described herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, such as investors subject to special tax rules, including financial institutions or financial service entities, insurance companies, mutual funds, pension plans, S corporations, partnerships or other entities classified as partnerships or pass-through entities for U.S. federal income tax purposes, or investors in such entities, broker-dealers, traders in securities that elect mark-to-market treatment with respect to shares of CMLS III Class A Common stock or EQRx stock, regulated investment companies, real estate investment trusts, trusts and estates, tax-exempt organizations (including private foundations), investors that hold CMLS III Class A common stock or EQRx stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” “constructive ownership transaction,” “constructive sale,” or other integrated transaction for U.S. federal income tax purposes, U.S. EQRx Holders (as defined below) that have a functional currency other than the U.S. dollar, certain former U.S. citizens or long-term residents, investors that directly, indirectly or constructively own 5 percent or more (by vote or value) of the EQRx stock, “specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax, governments or agencies or instrumentalities thereof, persons who received their EQRx stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, and Non-U.S. EQRx Holders (as defined below, and except as otherwise discussed below), all of whom may be subject to tax rules that differ materially from those summarized below. In addition, this summary addresses only the federal income tax laws of the United States, and does not discuss any U.S. state or local, or non-U.S. tax considerations, any non-income tax considerations (such as gift or estate taxes), the consequences of special tax accounting rules under Section 451(b) of the Code, the alternative minimum tax or the Medicare tax on net investment income. In addition, this summary is limited to EQRx Holders that hold EQRx stock as “capital assets” under the Code (generally, property held for investment).

For purposes of this discussion, a “U.S. EQRx Holder” is a beneficial owner of EQRx stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons (within the meaning of the Code) with the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person.

For purposes of this discussion, a “Non-U.S. EQRx Holder” is a beneficial owner of EQRx stock (other than a partnership) that is not a U.S. EQRx Holder.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds EQRx stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partnership or a partner of a partnership holding EQRx stock, you are urged to consult your tax advisor regarding the tax consequences of the Business Combination.

The discussion under this section “— Certain Material U. S. Federal Income Tax Considerations” constitutes the opinion of Goodwin Procter LLP, insofar as it discusses certain material U. S. federal income tax considerations applicable to EQRx Holders as a result of the Business Combination, based on, and subject to, customary assumptions, qualifications and limitations, and the assumptions, qualifications and limitations herein and in the opinion included as Exhibit 8.2 hereto, as well as representations by EQRx and the Company.

WE URGE EQRX HOLDERS TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE BUSINESS COMBINATION.

Tax Consequences if the Business Combination Qualifies as a Reorganization

Subject to the qualifications and assumptions described in this proxy statement/prospectus, CMLS III and EQRx intend for the Business Combination to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Nevertheless, the parties’ intentions and this proxy statement/prospectus are not binding on the IRS, and the IRS or a U.S. court could disagree with one or more of the positions discussed in this proxy statement/prospectus. Neither CMLS III nor EQRx has requested a ruling from the IRS regarding the U.S. federal income tax consequences arising from and relating to the Business Combination. For a discussion of the U.S. federal income tax consequences if the Business Combination fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, see “— Tax Consequences if the Business Combination Fails to Qualify as a Reorganization” below. The Business Combination should qualify as a reorganization within the meaning of Section 368(a) of the Code. The remainder of this discussion “— Tax Consequences if the Business Combination Qualifies as a Reorganization” summarizes certain material U.S. federal income tax consequences of the Business Combination to EQRx Holders assuming that the Business Combination qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Exchange for CMLS III Class A Common Stock

Provided that the Business Combination qualifies as a reorganization within the meaning of Section 368(a) of the Code, in general, the following U.S. federal income tax consequences would result to EQRx Holders who exchange shares of EQRx stock for CMLS III Class A common stock:

EQRx Holders will not recognize gain or loss on the exchange of EQRx stock for shares of CMLS III Class A common stock in the Business Combination.

The aggregate tax basis in shares of CMLS III Class A common stock received in the Business Combination will be equal to the aggregate tax basis of the EQRx stock exchanged in the Business Combination.

The holding period of CMLS III Class A common stock received in the Business Combination by a EQRx Holder will include the holding period of the EQRx stock that it surrendered in exchange therefor.

Tax Consequences if the Business Combination Fails to Qualify as a Reorganization

If the Business Combination fails to qualify as a reorganization under Section 368(a) of the Code, the Business Combination will be a fully taxable transaction to each EQRx Holder. In such case, each U.S. EQRx Holder will recognize gain or loss measured by the difference between the fair market value of the Closing Merger Consideration received in the Business Combination and the U.S. EQRx Holder’s tax basis in the shares of EQRx common stock surrendered in the Business Combination. The aggregate tax basis in the CMLS III Class A common stock received pursuant to the Business Combination will be equal to the fair market value of such CMLS III Class A common stock as of date received. The holding period of such CMLS III Class A common stock will begin on the date immediately following the date received. Gain or loss recognized will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. EQRx Holder will have a holding period in the EQRx stock of more than one year at the Effective Time. Long-term capital gains of U.S. EQRx Holders that are non-corporate taxpayers are currently taxed at preferential U.S. federal income tax rates. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is generally subject to limitations. Gain or loss must be calculated separately for each block of EQRx stock acquired at the same time in a single transaction. U.S. EQRx Holders are urged to consult with their tax advisors regarding the manner in which gain or loss should be calculated among different blocks of EQRx stock surrendered in the Business Combination.

The tax consequences to a Non-U.S. EQRx Holder if the Business Combination is treated as a taxable transaction generally will be the same as described above under the section titled “Proposal No. 1 — The Business Combination Proposal — Certain Material U.S. Federal Income Tax Considerations of the Redemption — U.S. Federal Income Tax Considerations to Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” as if the Non-U.S. EQRx Holder exchanging its EQRx common stock for CMLS III Class A common stock were a Non-U.S. Holder (as defined therein) selling its common stock for property. The Merger Agreement obligates EQRx to deliver a certificate to CMLS III on or prior to the Closing Date that as of the date of the certificate, EQRx is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” (within the meaning of the Code).

Information Reporting and Backup Withholding

A U.S. EQRx Holder may be subject to information reporting and backup withholding unless the U.S EQRx Holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. EQRx Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Each U.S. EQRx Holder should properly complete and sign, and deliver, an IRS Form W-9 in order to provide the information and certification necessary to avoid backup withholding, or otherwise establish an applicable exemption in a manner acceptable to the paying agent. U.S. EQRx Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

A Non-U.S. EQRx Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against an EQRx Holder’s federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. EQRx Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

An EQRx Holder that receives CMLS III Class A common stock as a result of the Business Combination should retain records pertaining to the Business Combination, including records relating to the number of shares and the tax basis of such holder’s EQRx stock. Each EQRx Holder that is required to file a U.S. federal income tax return and that is a “significant holder” that receives CMLS III Class A common stock in the Business Combination will be required to file a statement with such U.S. federal income tax return in accordance with Treasury regulations Section 1.368-3 setting forth such holder’s tax basis in the EQRx stock surrendered, the fair market value of the CMLS III Class A common stock received in the Business Combination, and certain other information.

STOCKHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the post-combination company Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the post-combination company Bylaws provide that the stockholder must give timely notice in written form to the post-combination company’s Corporate Secretary and provide any updates or supplements to such notice at the times and in the forms required by the post-combination company Bylaws. Notice, to be timely, must be received at least 90 days, but no more than 120 days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within 30 days before such anniversary date and ends within 70 days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the 90th day before the meeting or (ii) the 10th day following the day on which the date of the annual meeting is first publicly announced or disclosed and not earlier than 120 days prior to the date of the annual meeting in the case of notice of nomination of directors.

Any notice must include the following information: (i) the name and address of such Proposing Person (as defined in the post-combination company Bylaws) (including, if applicable, the name and address that appear on the post-combination company’s books and records); (ii) the class(es) and series and number of shares of the post-combination company that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person will in all events be deemed to beneficially own any shares of any class or series of the post-combination company as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (iii) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the post-combination company; (iv) any rights to dividends on the shares of any class or series of shares of the post-combination company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the post-combination company; (v) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the post-combination company or any of its officers or directors, or any affiliate of the post-combination company; (vi) any other material relationship between such Proposing Person, on the one hand, and the post-combination company and any affiliate of the post-combination company, on the other hand; (vii) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the post-combination company or any affiliate of the post-combination company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (viii) a representation that such stockholder is a holder of record of stock of the post-combination company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; (ix) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the post-combination company’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (x) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.

Any notice relating to the nomination of directors must include the following information: (A) as to each proposed nominee, (i) such person’s name, age, business address and, if known, residence address; (ii) such person’s principal occupation or employment; (iii) the class(es) and series and number of shares of stock of the post-combination company that are, directly or indirectly, owned, beneficially or of record, by such person; (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (1) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (2) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant; and (v) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner; (ii) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner; (iii) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s); (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the post-combination company; (v) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a representation that such stockholder is a holder of record of stock of the post-combination company entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and (vii) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the post-combination company outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials).

A Proposing Person must update and supplement its notice to the post-combination company, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement must be delivered to, or mailed and received by, the Corporate Secretary of the post-combination company at the principal executive offices of the post-combination company not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof).

STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the CMLS III Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson at the address under “Where You Can Find More Information” below. Following the Business Combination, such communications should be sent to EQRx, Attn: Chief Financial Officer, 50 Hampshire Street, Cambridge, MA 02139. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the transaction or the proposals to be presented at the Special Meeting, you should contact the Company at the following address and telephone number:

c/o Corvex Management LP
667 Madison Avenue
New York, New York 10065
Telephone: (212) 474-6745
Attn: Eli Casdin
Email: Eli@casdincapital.com

You may also obtain these documents by requesting them in writing or by telephone from the Company’s proxy solicitation agent at the following address and telephone number:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Stockholders Call (toll-free): (866) 864-7961
Banks and Brokers Call: (212) 269-5550
Email: CMIII@dfking.com

If you are a stockholder of the Company and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to the Company has been supplied by the Company, and all such information relating to EQRx has been supplied by EQRx. Information provided by either the Company or EQRx does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of the Company for the Special Meeting. We have not authorized anyone to give any information or make any representation about the transaction, the Company or EQRx that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

CM LIFE SCIENCES III INC.

EQRX, INC.

Condensed Consolidated Financial Statements June 30, 2021 and June 30, 2020

Consolidated Financial Statements December 31, 2020 and Inception to December 31, 2019

CM LIFE SCIENCES III INC.
UNAUDITED BALANCE SHEET
JUNE 30, 2021

Assets:
Current assets:
Cash	$1,176,974
Prepaid expenses	153,351
Total current assets	1,330,325
Investments held in Trust Account	552,007,459
Total Assets	$553,337,784

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$44,029
Accrued expenses	70,000
Franchise tax payable	84,433
Total current liabilities	198,462
Deferred underwriting commissions	19,320,000
Derivative warrant liabilities	61,604,799
Total Liabilities	81,123,261

Commitments and contingencies

Class A common stock, $0.0001 par value; 46,721,452 shares subject to possible redemption at $10.00 per share	467,214,520

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 8,478,548 shares issued and outstanding (excluding 46,721,452 shares subject to possible redemption)	848
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 13,800,000 shares issued and outstanding	1,380
Additional paid-in capital	36,838,090
Accumulated deficit	(31,840,315)
Total Stockholders’ Equity	5,000,003
Total Liabilities and Stockholders’ Equity	$553,337,784

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CM LIFE SCIENCES III INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH JUNE 30, 2021

	For the Three Months Ended June 30, 2021	For the Period From January 25, 2021 (Inception) Through June 30, 2021
General and administrative costs	$150,886	$151,637
Franchise tax expenses	48,768	84,434
Loss from operations	(199,654)	(236,071)
Other income (expenses):
Offering costs associated with derivative warrant liabilities	(1,042,104)	(1,042,104)
Change in fair value of derivative warrant liabilities	(15,356,267)	(15,356,267)
Income from investments held in Trust Account	7,459	7,459
Loss upon issuance of private placement warrants	(15,213,332)	(15,213,332)
Total other income (expenses)	(31,604,244)	(31,604,244)
Net loss	$(31,803,898)	$(31,840,315)

Weighted average shares outstanding of Class A common stock	55,200,000	55,200,000
Basic and diluted net income per share, Class A common stock	$0.00	$0.00
Weighted average shares outstanding of Class B common stock	13,641,758	13,016,327
Basic and diluted net loss per share, Class B common stock	$(2.33)	$(2.45)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CM LIFE SCIENCES III INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’
EQUITY (DEFICIT)
FOR THE THREE MONTHS ENDED JUNE 30, 2021 AND
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH JUNE 30, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 25, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor	—	—	13,800,000	1,380	23,620	—	25,000
Net loss	—	—	—	—	—	(36,417)	(36,417)
Balance – March 31, 2021	—	—	13,800,000	1,380	23,620	(36,417)	(11,417)
Sale of units in initial public offering, less fair value of derivative warrant liabilities	55,200,000	5,520	—	—	533,999,280	—	534,004,800
Offering costs	—	—	—	—	(29,974,962)	—	(29,974,962)
Class A common stock subject to possible redemption	(46,721,452)	(4,672)	—	—	(467,209,848)	—	(467,214,520)
Net loss	—	—	—	—	—	(31,803,898)	(31,803,898)
Balance – June 30, 2021	8,478,548	$848	13,800,000	$1,380	$36,838,090	$(31,840,315)	$5,000,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CM LIFE SCIENCES III INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH JUNE 30, 2021

Cash Flows from Operating Activities:
Net loss	$(31,840,315)
Adjustments to reconcile net loss to net cash used in operating activities:
Offering costs associated with derivative warrant liabilities	1,042,104
Income from investments held in Trust Account	(7,459)
Change in the fair value of derivative warrant liabilities	15,356,267
Loss upon issuance of private placement warrants	15,213,332
Changes in operating assets and liabilities:
Prepaid expenses	(153,351)
Accounts payable	44,029
Franchise tax payable	84,433
Net cash used in operating activities	(260,960)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(552,000,000)
Net cash used in investing activities	(552,000,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	149,000
Repayment of note payable to related party	(200,000)
Proceeds received from initial public offering, gross	552,000,000
Proceeds received from private placement	13,040,000
Offering costs paid	(11,551,066)
Net cash provided by financing activities	553,437,934

Net change in cash	1,176,974

Cash – beginning of the period	—
Cash – end of the period	$1,176,974

Supplemental disclosure of noncash activities:
Offering costs paid in exchange for issuance of Class B common stock to Sponsor	$25,000
Offering costs included in accrued expenses	$70,000
Offering costs paid by related party under promissory note	$51,000
Deferred underwriting commissions in connection with the initial public offering	$19,320,000
Initial value of Class A common stock subject to possible redemption	$482,750,970
Change in value of Class A common stock subject to possible redemption	$15,536,450

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

CM Life Sciences III Inc. (the “Company”) is a blank check company incorporated as a Delaware corporation on January 25, 2021. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from January 25, 2021 (inception) through June 30, 2021 relates to the Company’s formation and the preparation for the initial public offering (the “Initial Public Offering”) described below, and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is CMLS Holdings III LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on April 6, 2021. On April 9, 2021, the Company consummated its Initial Public Offering of 55,200,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 7,200,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $552.0 million, and incurring offering costs of approximately $31.0 million, of which approximately $19.3 million was for deferred underwriting fees (see Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,693,333 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.50 per Private Placement Warrant to the Sponsor and certain of the Company’s directors (and/or entities controlled by them), generating proceeds of approximately $13.0 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, $552.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and was invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which will be invested only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

The Company will provide its holders of the Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is at $10.00 per Public Share plus the pro rata portion of the funds in the Trust Account that are available for distribution to Public Stockholders. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 24 months from the closing of the Initial Public Offering, or April 9, 2023, to complete the initial Business Combination (the “Combination Period”) or during any extended period of time that the Company may have to consummate an initial Business Combination as a result of an amendment to its amended and restated certificate of incorporation (an “Extension Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period or during any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

The Sponsor and the Company’s officers and directors agreed to (i) waive their redemption rights with respect to any founder shares and Public Shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and Public Shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within the Combination Period or during any Extension Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete the initial Business Combination within such time period, and (iv) vote any founder shares held by them and any Public Shares purchased during or after the Initial Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company will enter into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Proposed Business Combination

On August 5, 2021, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with EQRx, Inc., a Delaware corporation (“EQRx”), and Clover III Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company (“Merger Sub”).

Business Combination

Pursuant to the terms of the Merger Agreement, the Company will acquire EQRx through the merger of Merger Sub with and into EQRx, with EQRx surviving as a wholly-owned subsidiary of the Company (the “Merger”). In connection with the Merger, the Company will be renamed.

The Merger and the other transactions contemplated by the Merger Agreement (collectively, the “EQRx Business Combination”) were approved by the boards of directors of each of the Company and EQRx.

The EQRx Business Combination is expected to close in the fourth quarter of 2021, following the receipt of the required approval by EQRx’s and the Company’s stockholders and the satisfaction of certain other customary closing conditions.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Business Combination Consideration

At the effective time of the Merger (the “Effective Time”), each share of EQRx’s common stock and preferred stock (collectively, “EQRx Capital Sock”) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the total consideration, with each EQRx’s stockholder (as applicable) being entitled to receive a number of shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Common Stock”) equal to: (x) such EQRx stockholder’s total shares of EQRx Capital Stock multiplied by (y) the number equal to the final quotient of: (i) $3,650,000,000 divided by (ii) 10 divided by (iii) the Aggregate Company Share Amount (as defined in the Merger Agreement).

In addition, at the Effective Time, each outstanding option to purchase EQRx Capital Stock will be rolled over into options to purchase Class A Common Stock, as further set forth in and in accordance with the terms of the Merger Agreement; and each outstanding EQRx restricted stock award will be cancelled and converted into restricted stock awards of Class A Common Stock calculated in accordance with the terms of the Merger Agreement.

Refer to the Company’s current report on Form 8-K, filed with the SEC on August 6, 2021, for more information.

Liquidity and Capital Resources

As of June 30, 2021, the Company had approximately $1.2 million in cash, and working capital of approximately $1.2 million.

The Company’s liquidity needs through June 30, 2021 were satisfied through the payment of $25,000 from the Sponsor to cover for certain offering costs on behalf of the Company in exchange for issuance of the Founder Shares (as defined in Note 5), and loan proceeds from the Sponsor of $156,000 under the Note (as defined in Note 5) and the proceeds from the consummation of the Private Placement not held in the Trust Account. Subsequent to March 31, 2021, the Company borrowed an additional amount of $44,000, for a total of $200,000 outstanding balance under the Note. On April 9, 2021, the Company repaid the Note in full and borrowings under the Note are no longer available. Subsequent from the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account. In addition, in order to finance transaction costs in connection with a Business Combination, our Sponsor may, but is not obligated to, provide us Working Capital Loans (as defined in Note 5). As of June 30, 2021, there were no amounts outstanding under any Working Capital Loan.

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using the funds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended June 30, 2021 and for the period from January 25, 2021 (inception) through June 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021 or any future period.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s prospectus as filed with the SEC on April 8, 2021 which contains the audited financial statements and the notes thereto.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in income on investments held in the Trust Account in the accompanying unaudited condensed consolidated statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. As of June 30, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements,” equal or approximate the carrying amounts represented in the condensed consolidated balance sheet.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

•        Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;;

•        Quoted prices in markets that are not active or financial instruments for which significant inputs to models are observable (including but not limited to quoted prices for similar securities, interest rates, foreign exchange rates, volatility and credit risk), either directly or indirectly; and

•        Prices or valuations that require significant unobservable inputs (including the Management’s assumptions in determining fair value measurement).

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that were directly related to the Initial Public Offering and that will be charged to stockholders’ equity upon the completion of the Initial Public Offering. Offering costs will be allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities will be expensed as incurred, presented as non-operating expenses in the statement of operations. Offering costs associated with the Class A common stock will be charged to stockholders’ equity upon the completion of the Initial Public Offering.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants will be recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the carrying value of the instruments to fair value at each reporting period until they are exercised. The initial fair value of the Public Warrants issued in connection with the Initial Public Offering were estimated using a Monte Carlo model. The fair value of the Public Warrants as of June 30, 2021 is based on observable listed prices for such warrants. The fair value of the Private Placement Warrants as of June 30, 2021 is determined using Black-Scholes option pricing model. The determination of the fair value of the warrant liability may be subject to change as more current information becomes available and accordingly the actual results

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

could differ significantly. Derivative warrant liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of June 30, 2021, 46,721,452 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s condensed consolidated balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Share of Common Stock

The Company’s condensed consolidated statements of operations include a presentation of net income (loss) per share for Class A common stock subject to possible redemption in a manner similar to the two-class method of net income (loss) per common stock. Net income (loss) per common stock, basic and diluted, for Class A common stock is calculated by dividing the interest income earned on the Trust Account, less interest available to be withdrawn for the payment of taxes, by the weighted average number of Class A common stock outstanding for the periods. Net income (loss) per common stock, basic and diluted, for Class B common stock is calculated by dividing the net income (loss), adjusted for income attributable to Class A

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

common stock, by the weighted average number of Class B common stock outstanding for the periods. Class B common stock include the Founder Shares as these common stocks do not have any redemption features and do not participate in the income earned on the Trust Account.

The Company has not considered the effect of the warrants sold in the Public Offering and Private Placement Warrants to purchase 19,733,333 shares of the Company’s Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants and the conversion of the rights into shares of common stock is contingent upon the occurrence of future events.

The following table reflects the calculation of basic and diluted net income (loss) per share of common stock:
	For the Three Months Ended June 30, 2021	For the Period From January 25, 2021 (Inception) Through June 30, 2021
Class A common stock
Numerator: Income allocable to Class A common stock
Income from investments held in Trust Account	$7,459	$7,459
Less: Company’s portion available to be withdrawn to pay taxes	(7,459)	(7,459)
Net income attributable to Class A common stock	$—	$—
Denominator: Weighted average Class A common stock
Basic and diluted weighted average shares outstanding, Class A common stock	55,200,000	55,200,000
Basic and diluted net income per share, Class A common stock	$0.00	$0.00

Class B common stock
Numerator: Net loss minus net income allocable to Class A common stock
Net income (loss)	$(31,803,898)	$(31,840,315)
Net income allocable to Class A common stock	—	—
Net loss attributable to Class B common stock	$(31,803,898)	$(31,840,315)
Denominator: Weighted average Class B common stock
Basic and diluted weighted average shares outstanding, Class B common stock	13,641,758	13,016,327
Basic and diluted net loss per share, Class B common stock	$(2.33)	$(2.45)

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

current GAAP. The ASU 2020-06 also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021 using a modified retrospective method for transition. Adoption of the ASU 2020-06 did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.

Note 3 — Initial Public Offering

On April 9, 2021, the Company consummated its Initial Public Offering of 55,200,000 Units, including 7,200,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $552.0 million, and incurring offering costs of approximately $31.0 million, of which approximately $19.3 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock and one-fifth of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable 30 days after the completion of the initial Business Combination, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Note 4 — Private Placement

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 8,693,333 Private Placement Warrants, at a price of $1.50 per Private Placement Warrant, to the Sponsor and certain of the Company’s directors (and/or entities controlled by them), generating proceeds of approximately $13.0 million. Of these, the Sponsor purchased 8,110,001 Private Placement Warrants, and each of Mr. Henry, Mr. Robins and Dr. Robins (and/or one or more entities controlled by them) purchased 166,666 Private Placement Warrants and Mr. Owusu-Kesse (and/or one or more entities controlled by him) purchased 83,334 Private Placement Warrants.

The Private Placement Warrants were identical to the warrants sold in the Initial Public Offering, except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units sold in the Initial Public Offering.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions

Founder Shares

On February 4, 2021, the Sponsor paid $25,000, or approximately $0.002 per share, to cover certain offering costs in consideration for 11,500,000 Class B common stock, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins. On April 6, 2021, the Company effected a 1.2:1 stock split of the Class B common stock, resulting in the Sponsor holding an aggregate of 13,700,000 Founder Shares and there being an aggregate of 13,800,000 Founder Shares outstanding. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. Of these, up to 1,800,000 Founder Shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriters exercised the over-allotment option in full on April 7, 2021 and closed the purchase of the additional units on April 9, 2021; thus, these 1,800,000 Founder Shares are no longer subject to forfeiture.

The initial stockholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees (the “lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of the initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (i) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On February 4, 2021, the Sponsor agreed to loan the Company up to $300,000 pursuant to a promissory note (the “Note”). This loan was non-interest bearing, unsecured and is due upon the closing of the Initial Public Offering. As of March 31, 2021, the Company borrowed $156,000 under the Note. Subsequent to March 31, 2021, the Company borrowed an additional amount of $44,000, for a total of $200,000 outstanding balance under the Note. On April 9, 2021, the Company repaid the Note in full. As of June 30, 2021, the Note was no longer available.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of June 30, 2021, the Company had no borrowings under the Working Capital Loans.

Forward Purchase Agreements

On April 6, 2021, the Company entered into separate forward purchase agreements with affiliates of the Sponsor, in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by affiliates of the Sponsor (collectively, the “Clients”), pursuant to which, the affiliates will cause certain Clients to purchase from the Company up to an aggregate amount of 15,000,000 shares of Class A common stock (the “Forward Purchase Shares”), for $10.00 per Forward Purchase Share, or an aggregate amount of up to $150,000,000 in a private placement that will close concurrently with the closing of an initial Business Combination. The respective obligations of Clients to purchase Forward Purchase Shares will, among other things, be conditioned on the completing an initial Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing Forward Purchase Shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by the affiliates of the Sponsor.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the (i) Founder Shares, (ii) Private Placement Warrants and the shares of Class A common stock underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans and (iv) any Forward Purchase Shares that are issued in a private placement simultaneously with the closing of the initial Business Combination, had registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the Initial Public Offering to purchase up to an additional 7,200,000 units to cover over-allotments, if any. The underwriters exercised the over-allotment option in full on April 7, 2021 and closed the purchase of the additional Units on April 9, 2021.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies (cont.)

The underwriters were entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Initial Public Offering, or approximately $11.0 million. Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Initial Public Offering, or approximately $19.3 million if the underwriters’ over-allotment is exercised in full), upon the completion of the Company’s initial Business Combination.

Note 7 — Stockholders’ Equity

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021, there was no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of June 30, 2021, there were 8,478,548 shares of Class A common stock issued and outstanding, excluding 46,721,452 shares of Class A common stock subject to possible redemption.

Class B common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. As of June 30, 2021, there were 13,800,000 shares of Class B common stock issued and outstanding.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The shares of Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by Public Stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including any Forward Purchase Shares), excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 8 — Derivative Warrant Liabilities

As of June 30, 2021, there were 11,040,000 and 8,693,333 Public Warrants and Private Placement Warrants outstanding, respectively.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Derivative Warrant Liabilities (cont.)

Each whole Public Warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination (excluding any issuance of Forward Purchase Shares) at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, or earlier upon redemption or liquidation.

The Company agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants.

The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Derivative Warrant Liabilities (cont.)

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” (as defined below) of the Company’s Class A common stock except as otherwise described below;

•        if, and only if, the closing price of the Company’s Class A common stock equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the volume weighted average price of the Company’s Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment).

The Company will account for the 19,733,333 warrants issued in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability due to the existence of provisions whereby adjustments to the exercise price of the warrants is based on

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Derivative Warrant Liabilities (cont.)

a variable that is not an input to the fair value of a ’‘fixed-for-fixed’’ option and the existence of the potential for net cash settlement for the warrant holders (but not all common stockholders) in the event of a tender offer.

The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon the closing of the Initial Public Offering. Accordingly, the Company will classify each warrant as a liability at its fair value and the warrants will be allocated a portion of the proceeds from the issuance of the Units equal to its fair value determined by the Monte Carlo simulation and Black-Scholes model. This liability will be subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations. The Company will reassess the classification at each balance sheet date. If the classification changes as a result of events during the period, the warrants will be reclassified as of the date of the event that causes the reclassification.

Note 9 — Fair Value Measurements

The following table presents information about the Company’s financial assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:
Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets: Investments in Trust Account
U.S. Treasury securities	$552,007,459	$—	$—
Derivative Warrant Liabilities:
Public Warrants	$28,483,200	$—	$—
Private Placement Warrants	$—	$—	$33,121,599

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of Public Warrants was transferred from a Level 3 fair value measurement to a Level 1 measurement, when the Public Warrants were separately listed and traded in May 2021. There were no other transfers to/from Levels 1, 2, and 3 during the three months ended June 30, 2021 and for the period from January 25, 2021 (inception) through June 30, 2021.

Level 1 instruments include investments in U.S Treasury Securities invested in government securities and, as of June 30, 2021, the Public Warrants. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments. The fair value of the Public Warrants at June 30, 2021 is measured utilizing the listed trading price.

The Company utilizes a Monte Carlo model to estimate the fair value of the Private Placement Warrants at each reporting period. The Company recognized a loss of $15,213,000 for the derivative warrant liabilities upon their issuance on April 9, 2021. The Sponsor paid an aggregate of $13,040,000 for Private Placement Warrants with an initial aggregate fair value of $28,253,000.

CM LIFE SCIENCES III INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

The estimated fair value of the Private Placement Warrants is determined using Level 3 inputs. Inherent in a Monte Carlo model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. Any changes in these assumptions can change the valuation significantly.

The following tables provide quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:
	Initial Fair Value	As of June 30, 2021
Exercise price	$11.50	$11.50
Unit price	$10.00	$10.32
Volatility	23.7% – 41.0%	31.9% – 42.0%
Term (years)	5.98	5.75
Risk-free rate	1.09%	0.99%
Dividend yield	0.0%	0.0%

The activity of derivative warrant liabilities, classified as Level 3, for the period from January 25, 2021 (inception) through June 30, 2021 is summarized as follows:
Derivative warrant liabilities at January 25, 2021 (inception)	$—
Level 3 Warrant liabilities at March 31, 2021	—
Issuance of Public and Private Warrants	46,248,532
Transfer of Public Warrants to Level 1	(17,995,200)
Change in fair value of warrant liabilities	4,868,267
Level 3 Warrant liabilities at June 30, 2021	33,121,599

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the condensed consolidated financial statements were issued. Based upon this review, except as set forth above in Note 1, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
CM Life Sciences III Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CM Life Sciences III Inc. (the “Company”) as of February 4, 2021, the related statements of operations, changes in stockholder’s equity and cash flows for the period from January 25, 2021 (inception) through February 4, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 4, 2021, and the results of its operations and its cash flows for the period from January 25, 2021 (inception) through February 4, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

April 8, 2021

CM LIFE SCIENCES III INC.
BALANCE SHEET
FEBRUARY 4, 2021

Assets:
Deferred offering costs associated with initial public offering	$29,249
Total assets	$29,249

Liabilities and Stockholder’s Equity:
Accrued expenses	$5,000
Total current liabilities	5,000

Commitments & contingencies (Note 6)

Stockholder’s Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; none issued and outstanding	—
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 13,800,000 shares issued and outstanding(1)(2)	1,380
Additional paid-in capital	23,620
Accumulated deficit	(751)
Total stockholder’s equity	24,249
Total Liabilities and Stockholder’s Equity	$29,249

____________

(1)    This number includes up to 1,800,000 shares of Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)    The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of Class B common stock on April 6, 2021, resulting in an aggregate of 13,800,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES III INC.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH FEBRUARY 4, 2021

General and administrative costs	$751
Net loss	$(751)

Weighted average shares outstanding, basic and diluted(1)(2)	12,000,000

Basic and diluted net loss per Class B common share	$(0.00)

____________

(1)    This number excludes an aggregate of up to 1,800,000 Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)    The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of Class B common stock on April 6, 2021, resulting in an aggregate of 13,800,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES III INC.

STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH FEBRUARY 4, 2021

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – January 25, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsor(1)(2)	—	—	13,800,000	1,380	23,620	—	25,000
Net loss	—	—	—	—	—	(751)	(751)
Balance – February 4, 2021	—	$—	13,800,000	$1,380	$23,620	$(751)	$24,249

____________

(1)    This number includes up to 1,800,000 shares of Class B common stock subject to forfeiture by the Sponsor if the over-allotment option is not exercised in full or in part by the underwriters (see Note 5).

(2)    The shares and the associated amounts have been retroactively restated to reflect a 1:1.2 stock split of Class B common stock on April 6, 2021, resulting in an aggregate of 13,800,000 shares of Class B common stock outstanding (see Note 5).

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES III INC.

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 25, 2021 (INCEPTION) THROUGH FEBRUARY 4, 2021

Cash Flows from Operating Activities:
Net loss	$(751)

Changes in operating assets and liabilities:
Accrued expenses	751
Net cash used in operating activities	—

Net change in cash	—

Cash – beginning of the period	—
Cash – end of the period	$—

Supplemental disclosure of noncash activities:
Deferred offering costs included in accrued expenses	$4,249
Deferred offering costs paid in exchange for issuance of Class B common stock to Sponsor	$25,000

The accompanying notes are an integral part of these financial statements.

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations

CM Life Sciences III Inc. (the “Company”) is a newly organized blank check company incorporated as a Delaware corporation on January 25, 2021. The Company was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of February 4, 2021, the Company had not commenced any operations. All activity for the period from January 25, 2021 (inception) through February 4, 2021 relates to the Company’s formation and the proposed initial public offering described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is CMLS Holdings III LLC, a Delaware limited liability company (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of 48,000,000 units at $10.00 per unit (the “Units”) (or 55,200,000 units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of 7,733,333 warrants (or 8,693,333 warrants if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”), each exercisable to purchase one Class A common stock at $11.50 per share, at a price of $1.50 per Private Placement Warrant in a private placement to the Sponsor that will close simultaneously with the Proposed Public Offering. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to complete a Business Combination successfully.

Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.00 per Unit sold in the Proposed Public Offering, including proceeds of the Private Placement Warrants, will be held in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will invest only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay taxes, if any, the proceeds from the Proposed Public Offering and the sale of the Private

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of initial Business Combination, (ii) the redemption of the Company’s public shares if the Company does not complete an initial Business Combination within 24months from the closing of the Proposed Public Offering or during any Extension Period, subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a stockholder vote to amend its amended and restated certificate of incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company has not consummated an initial business combination within 24months from the closing of the Proposed Public Offering or during any Extension Period or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the business combination or (ii) without a stockholder vote by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the Trust Account is initially anticipated to be $10.00 per public share. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters.

The shares of common stock subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company will have 24months from the closing of the Proposed Public Offering to complete the initial Business Combination (the “Combination Period”) or during any extended period of time that the Company may have to consummate an initial Business Combination as a result of an amendment to its amended and restated certificate of incorporation (an “Extension Period”). However, if the Company is unable to complete the initial Business Combination within the Combination Period or during any Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Description of Organization and Business Operations (cont.)

(iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject, in each case, to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and the Company’s officers and directors have agreed to (i) waive their redemption rights with respect to any founder shares and public shares they hold in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a stockholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, (iii) waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold if the Company fails to complete the initial Business Combination within the Combination Period or during any Extension Period, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within such time period, and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately-negotiated transactions) in favor of the initial Business Combination.

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company will enter into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations. None of the Company’s officers or directors will indemnify the Company for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the SEC.

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of these financial statements. In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company has access to funds from the

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Sponsor that are sufficient to fund the working capital needs of the Company until the earlier of the consummation of the Proposed Public Offering or one year from the date of issuance of these financial statements.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Deferred Offering Costs

Deferred offering costs consist of legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss by the weighted average number of common stock outstanding during the period, excluding common stock subject to forfeiture by the Sponsor. Weighted average shares were reduced for the effect of an aggregate of 1,800,000 shares of Class A common stock that are subject to forfeiture by the Sponsor if the over-allotment option is not exercised by the underwriters (see Note 5). At February4, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted loss per common share is the same as basic loss per common share for the period presented.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of February 4, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The provision for income taxes was deemed to be immaterial for the period from January 25, 2021 (inception) through February 4, 2021. The Company’s deferred tax assets were deemed to be de minimis as of February 4, 2021.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Proposed Public Offering

Pursuant to the Proposed Public Offering, the Company intends to offer for sale 48,000,000 Units, (or 55,200,000 Units if the underwriters’ over-allotment option is exercised in full) at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-fifth of one redeemable warrant. Each whole warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will become exercisable 30 days after the completion of the initial Business Combination, and will expire five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

Note 4 — Private Placement

The Sponsor and our independent director nominees have severally agreed to purchase an aggregate of 7,733,333 warrants (or 8,693,333 warrants if the underwriters’ over-allotment option is exercised in full) at a price of $1.50 per warrant, for an aggregate purchase price of $11,600,000, or $13,040,000 if the underwriters’ over-allotment option is exercised in full. The Sponsor has committed to purchase 7,150,001 Private Placement Warrants (or 8,110,001 warrants if the underwriters’ over-allotment option is exercised in full), each of Mr. Henry, Mr. Robins and Dr. Robins (and/or one or more entities controlled by them) has committed to purchase 166,666 Private Placement Warrants and Mr. Owusu-Kesse (and/or one or more entities controlled by him) has committed to purchase 83,334 Private Placement Warrants. The Private Placement Warrants will be identical to the warrants sold in the Proposed Public Offering except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the Company (except as described herein), (ii) may not (including the Class A common stock issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the Company’s initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to certain registration rights.

If the Private Placement Warrants are held by holders other than the sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the units being sold in the Proposed Public Offering.

Note 5 — Related Party Transactions

Founder Shares

On February 4, 2021, the Sponsor paid $25,000, or approximately $0.002 per share, to cover certain offering costs in consideration for 11,500,000 Class B common stock, par value $0.0001 (the “Founder Shares”). In February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins. On April 6, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in the Sponsor holding an aggregate of 13,700,000 Founder Shares and there being an aggregate of 13,800,000 Founder Shares outstanding (see Note 8). All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split. Up to 1,800,000 Founder Shares are subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option is exercised.

The initial stockholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 5 — Related Party Transactions (cont.)

stockholders having the right to exchange their Class A common stock for cash, securities or other property; except to certain permitted transferees (the “lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares. Notwithstanding the foregoing, if (i) the closing price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the lock-up.

Promissory Note — Related Party

On February 4, 2021, the Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering pursuant to a promissory note (the “Note”). These loans are non-interest bearing, unsecured and are due at the earlier of June 30, 2021, or the closing of the Proposed Public Offering. The loan will be repaid upon the closing of the Proposed Public Offering out of the offering proceeds. As of February 4, 2021, the Company had no borrowings under the Note. Subsequent to February 4, 2021, the Company borrowed approximately $200,000 under the Note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay the Working Capital Loans. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Private Placement Warrants at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. As of February 4, 2021, the Company had no borrowings under the Working Capital Loans.

Forward Purchase

In connection with the consummation of the Proposed Public Offering, the Company has entered into separate forward purchase agreements with affiliates of the Sponsor, in their capacities as investment advisors on behalf of one or more investment funds, clients or accounts managed by affiliates of the Sponsor (collectively, the “Clients”), pursuant to which, the affiliates will cause certain Clients to purchase from the Company up to an aggregate amount of 15,000,000 shares of Class A common stock (the “Forward Purchase Shares”), for $10.00 per Forward Purchase Share, or an aggregate amount of up to $150,000,000 in a private placement that will close concurrently with the closing of an initial Business Combination. The respective obligations of Clients to purchase Forward Purchase Shares will, among other things, be conditioned on the completing an initial Business Combination with a company engaged in a business that is within the investment objectives of the Clients purchasing Forward Purchase Shares and on the Business Combination (including the target assets or business, and the terms of the Business Combination) being reasonably acceptable to such Clients as determined by the affiliates of the Sponsor.

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Commitments and Contingencies

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, close of the Proposed Public Offering and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the Proposed Public Offering, (ii) Private Placement Warrants which will be issued in a private placement simultaneously with the closing of the Proposed Public Offering and the shares of Class A common stock underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans and (iv) any Forward Purchase Shares that are issued in a private placement simultaneously with the closing of the initial Business Combination, will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company will grant the underwriters a 45-day option from the date of this Proposed Public Offering to purchase up to an additional 7,200,000 units to cover over-allotments, if any.

The underwriters will be entitled to a cash underwriting discount of two percent (2%) of the gross proceeds of the Proposed Public Offering, or $9,600,000 (or up to $11,040,000 if the underwriters’ over-allotment is exercised in full). Additionally, the underwriters will be entitled to a deferred underwriting discount of 3.5% of the gross proceeds of the Proposed Public Offering, or $16,800,000 (or up to $19,320,000 if the underwriters’ over-allotment is exercised in full), upon the completion of the Company’s initial Business Combination.

Note 7 — Stockholder’s Equity

Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of February 4, 2021, there was no preferred stock issued or outstanding.

Class A common stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of February 4, 2021, there were no shares of Class A common stock issued or outstanding.

Class B common stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders are entitled to one vote for each share of Class B common stock. As of February 4, 2021, there were 11,500,000 shares of Class B common stock issued and outstanding. On April 6, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in an aggregate of 13,800,000 shares of Class B common stock outstanding (see Note 8). All shares and the associated amounts have

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholder’s Equity (cont.)

been retroactively restated to reflect the aforementioned stock split. Of the 13,800,000 shares of Class B common stock, an aggregate of up to 1,800,000 shares are subject to forfeiture to the Company for no consideration to the extent that the underwriters’ over-allotment option is not exercised in full or in part, so that the initial stockholders will collectively own 20% of the Company’s issued and outstanding common stock after the Proposed Public Offering.

Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of the Company’s stockholders except as required by law. Unless specified in the Company’s amended and restated certificate of incorporation, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s shares of common stock that are voted is required to approve any such matter voted on by its stockholders.

The shares of Class B common stock will automatically convert into Class A common stock concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (including any Forward Purchase Shares), excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Warrants — No warrants are currently outstanding. Each whole warrant will entitle the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issue additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination (excluding any issuance of Forward Purchase Shares) at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by the initial stockholders or such affiliates, as applicable, prior to such issuance), (the “Newly Issued Price”) (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00” and under “— Redemption of warrants when the

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholder’s Equity (cont.)

price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The warrants will become exercisable 30 days after the completion of its initial Business Combination, and will expire five years after the completion of the Company’s initial Business Combination, or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of the initial Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the warrants.

The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”); and

•        if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders.

CM LIFE SCIENCES III INC.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Stockholder’s Equity (cont.)

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.

•        in whole and not in part;

•        at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the “fair market value” (as defined below) of the Company’s Class A common stock except as otherwise described below;

•        if, and only if, the closing price of the Company’s Class A common stock equals or exceeds $10.00 per public share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

•        if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

The “fair market value” of the Company’s Class A common stock shall mean the volume weighted average price of the Company’s Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. This redemption feature differs from the typical warrant redemption features used in other blank check offerings. The Company will provide its warrant holders with the final fair market value no later than one business day after the 10 trading day period described above ends. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361shares of Class A common stock per warrant (subject to adjustment).

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to April 8, 2021, the date that the financial statements were available to be issued. Other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

In February 2021, the Sponsor transferred 25,000 Founder Shares to each of Mr. Henry, Mr. Owusu-Kesse, Mr. Robins and Dr. Robins at their original per-share purchase price, for an aggregate of 100,000 Founder Shares transferred.

On April 6, 2021, the Company effected a 1:1.2 stock split of the Class B common stock, resulting in the Sponsor holding an aggregate of 13,700,000 Founder Shares and there being an aggregate of 13,800,000 Founder Shares outstanding. All shares and the associated amounts have been retroactively restated to reflect the aforementioned stock split.

Subsequent to February 4, 2021, the Company borrowed approximately $200,000 under the Note.

EQRx, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(in thousands, except share and per share information)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$500,158	$489,682
Prepaid expenses and other current assets	8,798	2,594
Total current assets	508,956	492,276
Property and equipment, net	2,436	2,720
Restricted cash	633	633
Right-of-use asset	3,799	4,863
Other non-current assets	5,269	36
Total assets	$521,093	$500,528
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$7,823	$1,319
Accrued expenses	13,465	11,165
Lease liability, current	2,927	1,712
Total current liabilities	24,215	14,196
Non-current liabilities:
Lease liability, non-current	1,861	3,373
Restricted stock repurchase liability	1,169	877
Total liabilities	27,245	18,446
Commitments and contingencies (note 10)
Series A convertible preferred stock, $0.0001 par value 262,070,014 shares authorized, issued and outstanding at June 30, 2021 and December 31, 2020	243,536	243,536
Series B convertible preferred stock, $0.0001 par value 207,885,043 and 191,473,066 shares authorized at June 30, 2021 and December 31, 2020, respectively; 207,394,482 and 181,261,150 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	567,875	496,619
Stockholders’ deficit:
Common Stock, $0.0001 par value; 620,000,000 and 605,000,000 shares authorized at June 30, 2021 and December 31, 2020, respectively; 77,544,737 and 73,794,737 shares issued at June 30, 2021 and December 31, 2020, respectively; and 39,461,127 and 32,418,943 shares outstanding at June 30, 2021 and December 31, 2020, respectively	4	3
Additional paid-in capital	2,267	415
Accumulated deficit	(319,834)	(258,491)
Total stockholders’ deficit	(317,563)	(258,073)
Total liabilities, convertible preferred stock and stockholders’ deficit	$521,093	$500,528

See accompanying notes to the condensed consolidated financial statements.

EQRx, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(unaudited)
(in thousands, except share and per share data)

	Six Months Ended June 30,
	2021	2020
Operating expenses:
Research and development	$38,093	$5,285
General and administrative	23,505	10,316
Total operating expenses	61,598	15,601
Loss from operations	(61,598)	(15,601)
Other income:
Interest income	163	56
Other income	92	—
Total other income	255	56
Net loss and comprehensive loss	$(61,343)	$(15,545)
Net loss per share, basic and diluted	$(1.68)	$(0.70)
Weighted average common shares outstanding – basic and diluted	36,504,031	22,259,716

See accompanying notes to the condensed consolidated financial statements.

EQRx, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(unaudited)
(in thousands, except share information)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2019	—	$—	—	$—	20,500,000	$2	$—	$(8,508)	$(8,506)
Issuance of Series A convertible preferred stock, net of issuance costs of $316	146,553,139	136,066	—	—	—	—	—	—	—
Issuance of common stock	—	—	—		12,000,000	1	—	—	1
Vesting of restricted common stock	—	—	—		11,540,622	1	24	—	25
Modification of restricted common stock	—	—	—		(19,250,000)	(2)	—	—	(2)
Stock-based compensation							70		70
Net loss	—	—	—		—	—	—	(15,545)	(15,545)
Balance at June 30, 2020	146,553,139	136,066	—	—	24,790,622	2	94	(24,053)	(23,957)
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2020	262,070,014	$243,536	181,261,150	$496,619	32,418,943	$3	$415	$(258,491)	$(258,073)
Issuance of Series B convertible preferred stock, net of issuance costs of $169	—	—	26,133,332	71,256	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	7,042,184	1	52		53
Stock-based compensation	—	—	—	—	—	—	1,800	—	1,800
Net loss	—	—	—	—	—	—	—	(61,343)	(61,343)
Balance at June 30, 2021	262,070,014	$243,536	207,394,482	$567,875	39,461,127	$4	$2,267	$(319,834)	$(317,563)

See accompanying notes to the condensed consolidated financial statements.

EQRx, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities:
Net loss	$(61,343)	$(15,545)
Reconciliation of net loss to net cash used in operating activities:
Stock based compensation	1,800	70
Depreciation expense	579	25
Non-cash lease expense	767	219
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(11,395)	(1,004)
Accounts payable	6,504	(160)
Accrued expenses	2,258	245
Net cash used in operating activities	(60,830)	(16,150)
Investing activities:
Purchases of property and equipment	(295)	(789)
Net cash used in investing activities	(295)	(789)
Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	71,256	110,233
Proceeds from issuance of common stock	345	173
Net cash provided by financing activities	71,601	110,406
Increase in cash, cash equivalents and restricted cash	10,476	93,467
Cash and restricted cash, beginning of period	490,315	19,322
Cash and restricted cash, end of period	$500,791	$112,789
Supplemental disclosure of non-cash financing activities
Right of use asset obtained in exchange for lease obligation	—	$6,931

See accompanying notes to the condensed consolidated financial statements

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

1. NATURE OF BUSINESS

EQRx, Inc. (the “Company”) was incorporated on August 26, 2019 (“Inception”) and launched in January 2020 as a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Its mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner. This approach starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases.

Assuming it is successful in obtaining regulatory approval, the Company plans to offer its catalog of innovative medicines to payers and health systems at radically lower prices, through a simple and transparent pricing model without surprise price increases. The Company is also assembling a Global Buyers’ Club by entering into long-term, trusted strategic partnerships with private and public payers, providers and health systems so they and the patients they serve can gain access to its equally as good or better medicines at radically lower prices. The Company will offer simple and transparent pricing models to provide an opportunity for dramatic savings in these high-cost drug areas. The Company’s current pipeline of product candidates include two late stage pre-registrational programs each acquired in 2020: aumolertinib (EQ143), a third-generation epidermal growth factor receptor (EGFR) inhibitor, and sugemalimab (EQ165, also known as CS1001), an anti-programmed death-ligand 1 (PD-L1) antibody.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to companies in the biotechnology industry, including, but not limited to, identification of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, establishment of relationships with strategic partners, and the ability to secure additional capital to fund operations. Product candidates in-licensed and to be in-licensed, acquired or developed will require significant research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance and reporting capabilities.

There can be no assurance that the Company’s ability to identify product candidates and subsequently research and develop those product candidates will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained both inside and outside the U.S., that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. Even if the Company’s product identification and development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales, and the Company may be subject to significant competitive or litigation risks.

In March 2020, the World Health Organization characterized the novel COVID-19 virus as a global pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. These situations, or others associated with COVID-19, could

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

1. NATURE OF BUSINESS (cont.)

cause delays in the Company’s clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Company’s business and its financial condition. COVID-19 has not had a significant impact on the operations or financial results of the Company to date.

Liquidity

The Company has limited operating history and anticipates that it will incur losses for the foreseeable future as it builds its internal infrastructure, identifies and acquires product candidates, and conducts the research and development of its product candidates. The Company incurred net losses of $61.3 million and $15.5 million during the six months ended June 30, 2021 and 2020, respectively.

As of June 30, 2021, the Company had cash, cash equivalents and restricted cash of $500.8 million, and had an accumulated deficit of $319.8 million. The Company expects that its cash, cash equivalents and restricted cash outstanding as of June 30, 2021, will be sufficient to fund its obligations for at least twelve months from the date of issuance of these condensed consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated interim financial statements and accompanying notes include the accounts of the Company, EQRx Securities Holding Corporation, a wholly-owned subsidiary, and its immaterial wholly-owned foreign subsidiary. All intercompany transactions and balances have been eliminated in consolidation. The accompanying condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information.

Certain information and disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2020 and the related notes, which provide a more complete discussion of the Company’s accounting policies and certain other information. The December 31, 2020 condensed consolidated balance sheet was derived from the Company’s audited financial statements. These unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s condensed consolidated financial position as of June 30, 2021 and its results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The Company bases its estimates and assumptions on historical experience, known

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuation of the Company’s common stock, the accrual of research and development and manufacturing expenses and stock-based compensation expense. Changes in estimates are recorded in the period in which they become known. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions and, given the subjective element of the estimates and assumptions made, actual results may differ from estimated results.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. Among other items, the amendments in ASU 2019-12 simplify the accounting treatment of tax law changes and year-to-date losses in interim periods. An entity generally recognizes the effects of a change in tax law in the period of enactment; however, there is an exception for tax laws with delayed effective dates. Under current guidance, an entity may not adjust its annual effective tax rate for a tax law change until the period in which the law is effective. This exception was removed under ASU 2019-12, thereby providing that all effects of a tax law change are recognized in the period of enactment, including adjustment of the estimated annual effective tax rate. Regarding year-to-date losses in interim periods, an entity is required to estimate its annual effective tax rate for the full fiscal year at the end of each interim period and use that rate to calculate its income taxes on a year-to-date basis. However, current guidance provides an exception that when a loss in an interim period exceeds the anticipated loss for the year, the income tax benefit is limited to the amount that would be recognized if the year-to-date loss were the anticipated loss for the full year. ASU 2019-12 removes this exception and provides that in this situation, an entity would compute its income tax benefit at each interim period based on its estimated annual effective tax rate. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company has not elected to early adopt ASU 2019-12 and is currently evaluating the impact the adoption of the standard will have on its consolidated financial statements and related disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows (in thousands):
	June 30, 2021	December 31, 2020
Cash and cash equivalents	$500,158	$489,682
Restricted cash	633	633
Total cash and restricted cash	$500,791	$490,315

Amounts included in restricted cash as of June 30, 2021 and December 31, 2020 consist of cash held to collateralize a letter of credit issued as a security deposit in connection with the Company’s lease of its corporate facility located in Cambridge, MA (see Note 11).

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

4. FAIR VALUE MEASUREMENTS AND FAIR VALUE OF INSTRUMENTS

The following tables set forth the Company’s financial assets measured at fair value on a recurring basis and the level of inputs used in such measurements as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021
	Amortized Costs	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Financial assets
Cash equivalents:
Money market funds	$144,347	$—	$—	$144,347	Level 1
Commercial paper (due within 90 days)	353,765	—	—	353,765	Level 2
Total financial assets	$498,112	$—	$—	$498,112
	December 31, 2020
	Amortized Costs	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Financial assets
Cash equivalents:
Money market funds	$361,087	$—	$—	$361,087	Level 1
Commercial bonds (due within 90 days)	32,059	—	—	32,059	Level 2
Commercial paper (due within 90 days)	94,536	—	—	94,536	Level 2
Total financial assets	$487,682	$—	$—	$487,682

In determining the fair value of its cash equivalents at each date presented above, the Company relied on quoted prices for similar securities in active markets or using other inputs that are observable or can be corroborated by observable market data. The Company did not have any financial assets or liabilities during any of the periods presented in the accompanying consolidated financial statements that required Level 3 inputs.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in thousands):
	Estimated Useful Life	June 30, 2021	December 31, 2020
Property and equipment:
Leasehold improvements	Lesser of useful life or life of lease	$1,492	$1,479
Furniture and fixtures	5 years	899	893
Capitalized website development	1 – 3 years	577	548
Computer equipment	3 years	175	138
Work-in-progress	n.a.	211	—
		3,354	3,058
Less: Accumulated depreciation		(918)	(338)
Property and equipment, net:		$2,436	$2,720

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

5. PROPERTY AND EQUIPMENT, NET (cont.)

The Company recorded $0.6 million and $25.3 thousand of depreciation expense during the six months ended June 30, 2021 and 2020, respectively.

6. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):
	June 30, 2021	December 31, 2020
External research and development	$8,261	$9,870
Accrued professional services	727	723
Accrued consulting	1,508	334
Accrued compensation	2,969	120
Other	—	118
Total accrued expenses	$13,465	$11,165

7. CONVERTIBLE PREFERRED STOCK

The Company has issued shares of Series A convertible preferred stock and Series B convertible preferred stock (collectively, the “Convertible Preferred Stock”). As of June 30, 2021, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 469,955,057 shares of $0.0001 par value preferred stock, of which 262,070,014 are designated as Series A and 207,885,043 are designated as Series B. All of the Company’s Convertible Preferred Stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

Series A

On January 10, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (“Series A Purchase Agreement”), pursuant to which it could raise up to approximately $218.0 million through the issuance of up to 234,257,469 Series A shares, excluding the issuance of shares of Series A upon conversion of the convertible promissory notes issued in October 2019 (the “October 2019 Notes”), par value $0.0001 per share, for $0.9306 per share (“Series A Original Issue Price”).

In January, February, June and July 2020 (the “Initial Closings”), the Company sold a total of 126,262,623 shares of its Series A for gross proceeds of $117.5 million, excluding 27,812,545 shares of Series A issued upon conversion of the October 2019 Notes.

Based upon the terms of the Series A Purchase Agreement, the investors that participated in the Initial Closings were obligated to purchase an additional 107,994,846 shares of Series A for aggregate proceeds of $100.5 million within 15 business days of a written notice from either (i) 55% of the holders then-outstanding, or (ii) the Company on or after June 1, 2020 (the “Second Closing”). The Company provided notice to investors that it would like to close the Second Closing in September 2020. Upon completion of the Second Closing, the Company issued the additional 107,994,846 shares of Series A at the Series A Original Issue Price.

Series B

On November 2, 2020 (the “Series B Original Issue Date”), the Company entered into a Series B Preferred Stock Purchase Agreement, as further amended on November 18, 2020 (“Series B

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

7. CONVERTIBLE PREFERRED STOCK (cont.)

Purchase Agreement”), pursuant to which it immediately issued 98,654,203 shares of Series B (the “Series B Initial Closing”) at a purchase price of $2.7419 per share (the “Series B Original Issue Price”).

Based upon the terms of the Series B Purchase Agreement, after the Series B Initial Closing, the Company may sell, in one or more additional closings, 191,473,066 additional shares of Series B to one or more purchasers who are existing stockholders of the Company or are mutually acceptable to the Company and its board of directors, provided that (a) such subsequent closings are consummated prior to March 31, 2021, (b) each such additional purchaser becomes a party to the transaction agreements, and (c) the Company may not sell and issue more than 191,473,066 shares in aggregate in all closings under the Series B Purchase Agreement (“Series B Additional Closings”). During the year ended December 31, 2020, the Company issued a total of 181,261,150 shares of Series B for aggregate proceeds of $497.0 million in the Series B Initial Closing and through Series B Additional Closings.

On January 28, 2021, the Company further amended the Series B Purchase Agreement to increase the number of shares of Series B that could be issued under the agreement from 191,473,066 to 207,885,043. Subsequent to December 31, 2020, the Company issued a total of 26,133,332 additional shares of Series B at the Series B Original Issued Price for aggregate proceeds of $71.7 million.

The following table summarize the Company’s outstanding Convertible Preferred Stock as of June 30, 2021 (in thousands, except share information):
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price (per share)
Series A	262,070,014	262,070,014	$243,536	$243,882	$0.9306
Series B	207,885,043	207,394,482	567,875	568,655	$2.7419
Balance at June 30, 2021	469,955,057	469,464,496	$811,411	$812,537

Convertible Preferred Stock Rights and Preferences

The holders of the Convertible Preferred Stock have the following rights and preferences as of June 30, 2021:

Dividends — The holders of Convertible Preferred Stock are entitled to receive a non-cumulative dividend at the rate of six percent of the applicable original issue price, payable only when, and if, declared by the Company’s board of directors. The holders are also entitled to any dividends declared or paid on any shares of common stock.

Liquidation/Redemption — Upon any voluntary or involuntary liquidation, dissolution, winding up, certain mergers, consolidations, and sale of assets (“Deemed Liquidation Event”), the holders of the Convertible Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid out or the consideration payable to stockholders in such Deemed Liquidation Event out of the available proceeds before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each share of each series of Convertible Preferred Stock that would receive a greater amount upon conversion into common stock than pursuant to clause (i) above converted immediately

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

7. CONVERTIBLE PREFERRED STOCK (cont.)

prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution are insufficient, the holders of shares of Convertible Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting — Holders of Convertible Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Convertible Preferred Stock held by such holder are convertible into as of the record date for determining stockholders entitled to vote on such matter.

The holders of the shares of Series A, exclusively and as a separate class, shall be entitled to elect four directors of the Company. Holders of the shares of common stock and Series A, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company.

Conversion Rights — Each share of Convertible Preferred Stock shall be convertible, at the option of the holder at any time, into such number of common shares determined by dividing the applicable original issue price of the Convertible Preferred Stock by the respective conversion price. As of December 31, 2020, the conversion price for the Series A is $0.9306 and the conversion price for the Series B is $2.7419.

The Company is required to maintain sufficient shares of common stock authorized but unissued at all times to affect a conversion of all Convertible Preferred Stock outstanding.

Mandatory Conversion — Mandatory conversion will be triggered upon either:

a.     the closing of the sale of shares of common stock to the public pursuant to an effective registration statement resulting in $60.0 million in net proceeds at a price of at least $5.4838 per share, or

b.     the vote or written consent of at least 55% of the then outstanding Convertible Preferred Stock holders.

If, during the period commencing on the Series B Original Issue Date and ending on or before the first to occur of (i) the second anniversary of the Series B Original Issue Date or (ii) the issuance by the Company in a bona fide financing transaction of shares of preferred stock (other than Series A or Series B), a mandatory conversion is proposed to be effected in connection with, or in contemplation of, a Deemed Liquidation Event that would result in per share proceeds to the holders of Series B of less than $2.7419 per share. Such proposed mandatory conversion shall also require the written consent or affirmative vote of at least 55% of the outstanding shares of Series B.

Anti-dilution — Holders of the Convertible Preferred Stock are afforded anti-dilution protection with respect to corporate events such as stock splits and recapitalizations.

In anticipation of the closing of the Series B in November 2020, the Company amended its certificate of incorporation and certain rights and preferences pertaining to the Series A. The amendment to the certificate of incorporation revised: (1) the mandatory conversion feature; (2) the liquidation preference for the Series A holders; and (3) the protective voting rights of the Series A shares. The Company assessed each of the revisions made to the Series A pursuant to the amended certificate of incorporation and concluded that they should be accounted for as modifications to the terms of the Series A and that there was no transfer of value to be recorded in the Company’s consolidated balance sheet for the year-ended December 31, 2020.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

8. COMMON STOCK

As of June 30, 2021, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 620,000,000 shares of $0.0001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. However, common stockholders shall not be entitled to vote on any amendments to the certificate of incorporation that relate to the terms of the Convertible Preferred Stock. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Convertible Preferred Stock.

As of June 30, 2021, 77,544,737 shares of common stock were issued including 65,544,537 shares sold to the Company’s founders, employees and advisors under restricted stock agreements (see Note 9). The Company has reserved a total of 608,572,509 shares of common stock as of June 30, 2021 for common stock outstanding, the conversion of the outstanding shares of Convertible Preferred Stock, the exercise of outstanding stock options and the number of shares remaining available for future grant under the Company’s 2019 Stock Option and Grant Plan (the “2019 Plan”).

9. STOCK-BASED COMPENSATION

As of June 30, 2021, the Company has issued a total of 39,466,000 stock options and shares of restricted stock under the 2019 Plan, and 31,034,313 shares remain available for future grant.

As required by the 2019 Plan, the exercise price for stock options granted is not to be less than the fair value of common shares as determined by the Company as of the date of grant. The Company values its common stock by taking into consideration its most recently available valuation of common shares performed by management and the board of directors, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock-based compensation expense included in the Company’s condensed consolidated statements of operations and comprehensive loss is as follows (in thousands):
	Six Months Ended June 30,
	2021	2020
Research and development	$541	$8
General and administrative	1,259	62
Total stock-based compensation	$1,800	$70

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

9. STOCK-BASED COMPENSATION (cont.)

Stock Options

A summary of stock option activity for employee and nonemployee awards under the 2019 Plan is presented below:
	Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2020	9,229,963	$0.54	9.71	$7,726
Granted	20,949,000	1.68
Exercised	—	—
Forfeited/cancelled	(650,000)	0.88
Outstanding at June 30, 2021	29,528,963	$1.34	9.62	$69,007
Vested at June 30, 2021	1,086,017	$0.71	9.27	$3,221
Vested and expected to vest at June 30, 2021	29,153,963	$1.34	9.62	$68,145

The fair value of each stock option was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:
	Six Months Ended June 30,
	2021	2020
Risk-free interest rate	0.91%	0.43%
Volatility	65%	67%
Dividend yield	0.00%	0.00%
Expected term (years)	6.0	5.9

The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2021 and 2020 was $1.10 and $0.16 per share, respectively. The fair value of options that vested during the six months ended June 30, 2021 and 2020 was $0.5 million and $4.1 thousand, respectively.

During the six months ended June 30, 2021, the Company granted stock options to purchase a total of 375,000 shares of common stock to certain employees that vest only upon the achievement of a specified performance condition. The grant date fair value of these options is approximately $0.3 million. The Company has determined that the performance condition is not considered probable of achievement as of June 30, 2021 and as a result, has not recognized any stock-based compensation expense related to these awards.

As of June 30, 2021, there was $24.8 million of total unrecognized compensation expense related to unvested stock options that the Company expects to recognize over a remaining weighted-average period of 3.7 years.

Restricted Common Stock

As of June 30, 2021, the Company has issued a total of: (i) 8,937,037 shares of restricted common stock to employees and advisors of the Company under the 2019 Plan; (ii) 1,000,000 shares of restricted common stock to a strategic partner outside of the 2019 Plan as partial compensation for future services; and (iii) 56,357,500 shares of restricted common stock to its founders, employees and advisors outside of the 2019 Plan.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

9. STOCK-BASED COMPENSATION (cont.)

All shares of restricted common stock were issued subject to restricted stock purchase agreements between the Company and each purchaser. Pursuant to the restricted stock purchase agreements, the Company, at its discretion, has the right to repurchase unvested shares if the holder’s relationship with the Company is terminated at the lesser of the original purchase price of the shares, or the fair value of the shares at repurchase. The restricted shares are not deemed to be issued for accounting purposes until they vest and are therefore excluded from shares outstanding until the repurchase right lapses and the shares are no longer subject to the repurchase feature.

In January 2020, the Company’s board of directors modified the terms of 43,500,000 shares of restricted common stock that were granted to certain members of the senior leadership team during the period from Inception to December 31, 2019. Pursuant to the modified terms, the awards granted will vest at a slower rate than originally provided for under the respective stock purchase agreements. No incremental stock-based compensation expense was recognized as a result of the modification of the awards.

A summary of the Company’s restricted stock activity and related information is as follows:
	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2020	41,375,794	$0.01
Granted	3,750,000	1.29
Forfeited	(645,834)	0.00
Vested	(7,042,184)	0.01
Unvested restricted common stock at June 30, 2021	37,437,776	0.10

During the six months ended June 30, 2021, the Company issued 1,000,000 shares of restricted stock with vesting conditions tied to the achievement of an average closing stock price that meets a specified threshold for 60 consecutive trading days (the “Market Awards”). As the vesting of the Market Awards is tied to the achievement of a market condition, the weighted-average grant-date fair value per share was calculated using a Monte Carlo simulation analysis. This valuation methodology utilizes several key assumptions including the forecasted stock price, stock price volatility, risk-free rate as of valuation date, stock price as of grant date and the trigger for the performance condition to be met. The resulting compensation expense is recognized over the derived service period, calculated using a Monte Carlo simulation analysis.

During the six months ended June 30, 2021, the Company granted 1,000,000 shares of restricted stock to certain employees that vest only upon the achievement of a specified performance condition. The grant date fair value of these shares of restricted stock is approximately $1.4 million. The Company has determined that the performance condition is not considered probable of achievement as of June 30, 2021 and as a result, has not recognized any stock-based compensation expense related to these awards.

As of June 30, 2021, there was $2.6 million of total unrecognized compensation expense related to unvested restricted common stock that the Company expects to recognize over a remaining weighted-average period of 3.6 years.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

10. LICENSE AGREEMENTS AND DISCOVERY COLLABORATIONS

License Agreements

Aumolertinib — Hansoh

On July 22, 2020, the Company entered into a collaboration and license agreement with (Shanghai) Healthtech Co., LTD and Jiangsu Hansoh Pharmaceutical Group Company LTD, (“Hansoh”) under which it acquired an exclusive license for the research, development, and commercialization of aumolertinib, a 3rd generation EGFR inhibitor, worldwide, with the exception of the People’s Republic of China, and its territories and possessions, including Hong Kong, Macau and Taiwan (the “Hansoh Territory”). The license agreement also provides the Company with a non-exclusive license in the Hansoh Territory to research, develop and export aumolertinib for purposes of obtaining regulatory approval for, and commercialization of aumolertinib for use outside of the Hansoh Territory.

Under the terms of the license agreement, the Company received an exclusive license to develop aumolertinib for any and all uses for the treatment of cancer, cancer-related and immune-inflammatory diseases in humans at its own cost and expense in the Company’s territory. The Company was obligated to make an upfront non-refundable, non-creditable payment of $25.0 million. If the Company succeeds in developing and commercializing aumolertinib, Hansoh will be eligible to receive (i) up to $90.0 million in development and regulatory milestone payments, and (ii) up to $420.0 million in sales milestone payments. In the event that Hansoh elects to opt out of sharing certain global development costs in accordance with the terms of the license agreement, the total potential development and regulatory payments Hansoh is eligible to receive will be reduced to $55.0 million, and the total potential sales milestone payments will be reduced to $350.0 million.

Hansoh is also eligible to receive royalties on worldwide net sales of any products containing aumolertinib which range from mid-single digits to low teens, subject to potential reduction following the launch of certain generic products. The royalties for aumolertinib will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in a country, (ii) the expiration of all regulatory exclusivities for aumolertinib in a country, or (iii) eleven years following the first commercial sale of aumolertinib in a country.

The Company has the right to terminate the license agreement with Hansoh for any or no reason upon at least 180 days prior written notice to Hansoh. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreement with Hansoh under ASC 805 and concluded that as the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition. The Company recorded the upfront payment of $25.0 million as research and development expense.

Sugemalimab/EQ176 — CStone

On October 26, 2020, the Company entered into a license agreement with CStone Pharmaceuticals (“CStone”) under which it acquired an exclusive license for the research, development, and commercialization of CStone’s sugemalimab, an anti-PD-L 1 monoclonal antibody, and CS1003, an anti-PD-1 monoclonal antibody (“EQ176”), worldwide, with the exception of Mainland China, Taiwan, Hong Kong and Macau (the “CStone Territory”).

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

10. LICENSE AGREEMENTS AND DISCOVERY COLLABORATIONS (cont.)

Under the terms of the license agreement, the Company received an exclusive license to develop sugemalimab and EQ176 for any and all uses at its own cost and expense in the Company’s territory. The Company was obligated to make an upfront non-refundable, non-creditable payment of $150.0 million, including $10.0 million as CStone received notification that the U.S. Food and Drug Administration designated sugemalimab as a Breakthrough Therapy. If the Company succeeds in developing and commercializing sugemalimab, CStone will be eligible to receive (i) up to $107.5 million in development and regulatory milestone payments, and (ii) up to $565.0 million in sales milestone payments. If the Company succeeds in developing and commercializing EQ176, CStone will be eligible to receive (i) up to $75.0 million in development and regulatory milestone payments, and (ii) up to $405.0 million in sales milestone payments.

CStone is also eligible to receive royalties on worldwide (excluding the CStone Territory) net sales of any products containing sugemalimab and EQ176 ranging from the low teens to the high teens for sugemalimab and from the mid-single digits to teens for EQ176, subject to potential reduction following the launch of certain generic products. The royalties for sugemalimab and EQ176 will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in a country, (ii) the expiration of all regulatory exclusivities for sugemalimab and EQ176 in a country, or (iii) eleven years following the first commercial sale of sugemalimab or EQ176 in a country.

The Company is responsible for the costs associated with the development and regulatory approvals of sugemalimab and EQ176 in its territory. The Company is also required to reimburse CStone for any costs it incurs in the Company’s territory following the execution of the license agreement for development activities that were ongoing at the time the license agreement became effective. Additionally, during the term of the license agreement, either party may propose the development of a combination study with sugemalimab or EQ176. If both parties agree to participate in the combination study, the costs incurred will be split between the two parties based upon the terms provided for in a separate written agreement detailing each party’s rights and obligations with respect to the development of the combination regimen.

The Company has the right to terminate the license agreement with CStone for any or no reason upon providing prior written notice to CStone. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreement with CStone under ASC 805 and concluded that the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition. The Company recorded the upfront payment of $150.0 million as research and development expense.

Other Licenses

Through June 30, 2021, the Company entered into a number of license agreements under which it acquired exclusive licenses for the research, development and commercialization of preclinical and clinical compounds from pharmaceutical and/or biotechnology companies (the “Preclinical/Clinical Assets”).

Under the terms of the license agreements executed, the Company received exclusive licenses to develop the Preclinical/Clinical Assets at its own cost and expense in the Company’s territory. The Company was obligated to make upfront non-refundable, non-creditable

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

10. LICENSE AGREEMENTS AND DISCOVERY COLLABORATIONS (cont.)

payments of $31.5 million through June 30, 2021. If the Company succeeds in developing and commercializing the Preclinical/Clinical Assets, the Company may be required to pay (i) up to $108.0 million in development milestone payments, (ii) up to $243.0 million in regulatory milestone payments, and (iii) up to $1.0 billion in sales milestone payments. Additionally, the Company may be required to pay royalties on worldwide net sales of any products containing the Preclinical/Clinical Assets which range from mid-single digits to low double digits, subject to potential reduction following the launch of certain generic products. The royalties for the Preclinical/Clinical Assets will expire on a product-by-product and country-by-country basis.

The Company has the right to terminate the license agreements for the Preclinical/Clinical Assets for any or no reason with prior written notice, and either party may terminate the license agreements in their entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreements in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreements under ASC 805 and concluded that as the fair value of the gross assets acquired under each license agreement is concentrated in a single identifiable asset or group of similar assets, the transactions did not meet the requirements to be accounted for as a business combination and therefore were accounted for as asset acquisitions. The Company recorded the upfront payments for each of the Preclinical/Clinical Assets as research and development expense.

Discovery Collaboration Agreements

During the six months ended June 30, 2021, the Company entered into a number of discovery collaboration agreements pursuant to which the Company agreed to collaborate with certain collaboration partners (the “Partners”), leveraging the Partner’s AI capabilities to identify, discover and develop innovative therapeutics for agreed upon targets, in order to further expand the Company’s pipeline of therapies (the “Collaboration Agreements”).

Pursuant to the Collaboration Agreements, the parties will collaborate to identify a number of targets for which the parties will seek to develop candidates to treat patients. The Partners are responsible for performing the discovery, profiling, preclinical and investigational new drug application (“IND”) enabling studies (the “Research Activities”) for all potential candidates. Once a candidate is identified and selected for further development (the “Collaboration Product”), the Company is responsible for all activities required to develop and commercialize the Collaboration Product.

The Company and the Partners will equally share costs (including research, development, and commercialization) and profits (losses) with respect to each Collaboration Product. Under certain Collaboration Agreements, the Company is required to make one-time, refundable, up-front payments of up to $7.5 million for each agreed upon target (the “Target Fee”). The Target Fee is fully creditable against the Company’s shares of the associated Research Activities.

All activities performed under the Collaboration Agreements will be overseen by joint steering committees established under each Collaboration Agreement and made up of an equal number of participants from the Partner and the Company. Decisions by the joint steering committee will generally be made by consensus.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

10. LICENSE AGREEMENTS AND DISCOVERY COLLABORATIONS (cont.)

The terms of the Collaboration Agreements will continue throughout the development and commercialization of the Collaboration Products, on a product-by-product basis, until the expiration of the last payment obligation by one of the parties to the other or, if earlier terminated. The Company has the right to terminate the Collaboration Agreements for any or no reason upon providing prior written notice.

The Collaboration Agreements are considered to be within the scope of ASC 808 as the agreements represent a joint operating activity and both the Partners and the Company are active participants and exposed to the risks and rewards. The Company has evaluated the Collaboration Agreements and determined they do not fall within the scope of ASC 606 as the Partners do not meet the definition of a customer. During the six months ended June 30, 2021, the Company paid one Target Fee, of which $2.4 million and $5.1 million are reflected in prepaid and other current assets and other non-current assets, respectively, on the condensed consolidated balance sheet at June 30, 2021.

11. COMMITMENT AND CONTINGENCIES

Operating Leases

In December 2019, the Company entered into a non-cancellable operating lease with Surface Oncology, Inc. (“Surface”) for 33,529 square feet of office space in Cambridge, Massachusetts (the “Lease Agreement”). The term of the Lease Agreement commenced on January 1, 2020 and will expire on January 31, 2023, with no renewal option. Pursuant to the Lease Agreement, the Company will pay an initial annual base rent of $2.5 million, which base rent increases after every twelve-month period during the lease term to $2.7 million for the last twelve-month period (the “Base Rent”). The Company has also agreed to pay its proportionate share of operating expenses and property taxes for the building in which the leased space is located. The Lease Agreement provides the Company with an improvement allowance of up to $1.0 million that must be utilized prior to October 1, 2020. Upon payment to the Company of any amounts under the improvement allowance, the annual Base Rent shall be increased by the total amount drawn and amortized on a straight-line basis over the balance of the lease term such that the full amount of the allowance drawn shall be reimbursed to Surface as of the last regularly scheduled Base Rent payment date.

During the year ended December 31, 2020, the Company completed a buildout of the leased office space and received the $1.0 million improvement allowance from Surface in January 2021. The Company determined that it owns the leasehold improvements and, as such, reflected the $1.0 million leasehold improvement as property and equipment in the consolidated balance sheet as of December 31, 2020.

Pursuant to the Lease Agreement the Company provided a security deposit in the form of a letter of credit in the amount of $0.8 million, which was reduced during the year ended December 31, 2020 to $0.6 million upon providing confirmation in writing of raising a Series A equal to or greater than $100.0 million.

The Company took possession of the leased space provided for under the Lease Agreement on January 1, 2020.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

11. COMMITMENT AND CONTINGENCIES (cont.)

The following table summarizes the effect of lease costs in the Company’s condensed consolidated statements of operations and comprehensive loss (in thousands):
		Six Months Ended June 30,
	Classification	2021	2020
Operating lease costs	Research and development	$598	$346
	General and administrative	706	958
Variable lease costs(1)	Research and development	191	79
	General and administrative	226	217
Total lease costs		$1,721	$1,600

____________

(1)     Variable lease costs include the Company’s proportionate share of operating expenses, property taxes, utilities and parking for the building in which the leased space is located.

The Company made cash payments under the lease agreement of $2.0 million and $1.4 million during the six months ended June 30, 2021 and 2020, respectively.

Legal Proceedings

From time to time, the Company may become subject to legal proceedings and claims which arise in the ordinary course of its business. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable, and the amount can be reasonably estimated. The Company reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably estimated, the Company estimates and discloses the possible loss or range of loss to the extent necessary to make the consolidated financial statements not misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in its consolidated financial statements.

As of June 30, 2021, the Company is not party to any litigation.

12. EMPLOYEE BENEFITS

In July 2020, the Company adopted a 401(k) retirement and savings plan (the “401(k) Plan”) covering all employees. The 401(k) plan allows employees to make pre-tax or post-tax contributions up to the maximum allowable amount set by the Internal Revenue Services. Under the 401(k) Plan, the Company may make discretionary contributions as approved by the board of directors. The Company made contributions to the 401(k) Plan of approximately $0.4 million during the six months ended June 30, 2021, respectively. No contributions were made during the six months ended June 30, 2020.

13. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (in thousands, expect share and per share data):
	Six Months Ended June 30,
	2021	2020
Net loss	$(61,343)	$(15,545)
Weighted average common shares outstanding, basic and diluted	36,504,031	22,259,716
Net loss per share, basic and diluted	$(1.68)	$(0.70)

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

13. NET LOSS PER SHARE (cont.)

The Company’s potentially dilutive securities, which include convertible preferred stock, options to purchase common stock and unvested restricted stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:
	Six Months Ended June 30,
	2021	2020
Convertible preferred shares	469,464,496	146,553,139
Outstanding stock options	29,528,963	1,100,000
Unvested restricted stock	37,437,776	46,891,878

14. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 25, 2021 which is the date the financial statements were issued. The Company is not aware of any material subsequent events other than those disclosed below and elsewhere in the notes to the consolidated financial statements.

On August 5, 2021, the Company entered into a merger agreement with CM Life Sciences III, Inc. (“CMLS”), a Special Purpose Acquisition Company (“SPAC”) and related party, and its wholly owned subsidiary Clover III Merger Sub Inc. (“Merger Sub”) (the “Merger Agreement”). The contemplated merger (the “Business Combination”) with CMLS, under which Merger Sub will merge with and into the Company, and the Company will be a wholly owned subsidiary of CMLS, would provide all holders of Company common and preferred stock the right to receive common stock of CMLS. The post-combination public company is expected to receive net proceeds of approximately $1.7 billion upon the closing of the proposed Business Combination, assuming no redemptions are affected by stockholders of CMLS, and the newly combined business will operate under the current EQRx management team upon the closing of the proposed merger. In connection with the proposed Business Combination, CMLS has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 120.0 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $1.2 billion upon the closing of the PIPE Financing. The closing of the proposed Business Combination is a precondition to the PIPE Financing.

Subject to the terms of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into a share of Company common stock. At the Effective Time, each option to purchase Company common stock shall become an option, respectively, to purchase shares of common stock of CMLS, subject to adjustment in accordance with the exchange ratio as defined in the Merger Agreement.

The proposed transaction is expected to be completed in the fourth quarter of 2021, subject to, among other things, the approval by CMLS’s stockholders, satisfaction of the conditions stated in the Merger Agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.

EQRx, INC.
Notes to the Condensed Consolidated Financial Statements

14. SUBSEQUENT EVENTS (cont.)

In August 2021, the Company and Relay Therapeutics, Inc. (“Relay”), a related party, entered into a discovery collaboration agreement to discover, develop, and commercialize novel medicines against validated oncology targets. Under the terms of the agreement, Relay will be responsible for the discovery phase through to IND application filing, while the Company will be responsible for clinical development, regulatory and commercialization efforts of the product candidates developed pursuant to the collaboration. Subject to certain opt-out rights, the Company and Relay will equally share in the discovery, development and commercialization costs and the net profits from sales of any collaboration medicines, if approved.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of EQRx, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EQRx, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2020 and for the period from August 26, 2019 (inception) through December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the year ended December 31, 2020, and for the period from August 26, 2019 (inception) through December 31, 2019 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.
Boston, Massachusetts
August 25, 2021

EQRx, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share information)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$489,682	$18,478
Prepaid expenses and other current assets	2,594	25
Total current assets	492,276	18,503
Property and equipment, net	2,720	78
Restricted cash	633	844
Right-of-use asset	4,863	—
Other non-current assets	36	114
Total assets	$500,528	$19,539
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,319	$1,045
Accrued expenses	11,165	1,114
Convertible promissory notes	—	25,882
Lease liability, current	1,712	—
Total current liabilities	14,196	28,041
Non-current liabilities:
Lease liability, noncurrent	3,373	—
Restricted stock repurchase liability	877	4
Total liabilities	18,446	28,045
Commitments and contingencies (note 10)
Series A convertible preferred stock, $0.0001 par value 262,070,014 and 0 authorized, issued and outstanding as of December 31, 2020 and 2019, respectively	243,536	—
Series B convertible preferred stock, $0.0001 par value 191,473,066 and 0 authorized as of December 31, 2020 and 2019; 181,261,150 and 0 issued and outstanding as of December 31, 2020 and 2019, respectively	496,619	—
Stockholders’ deficit:

Common Stock, $0.0001 par value; 605,000,000 and 75,000,000 share authorized as of December 31, 2020 and 2019, respectively; 73,794,737 and 56,357,500 shares issued as of December 31, 2020 and 2019, respectively; and 32,418,943 and 20,500,000 shares outstanding at December 31, 2020 and 2019, respectively

	3	2
Additional paid-in capital	415	—
Accumulated deficit	(258,491)	(8,508)
Total stockholders’ deficit	(258,073)	(8,506)
Total liabilities, convertible preferred stock and stockholders’ deficit	$500,528	$19,539

See accompanying notes to the consolidated financial statements.

EQRx, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31, 2020	For the Period From August 26, 2019 (Inception) Through December 31, 2019
Operating expenses:
Research and development	$224,391	$1,145
General and administrative	25,689	3,481
Total operating expenses	250,080	4,626
Loss from operations	(250,080)	(4,626)
Other income (expense):
Change in fair value of convertible promissory notes	—	(3,882)
Interest income	97	—
Total other income (expense)	97	(3,882)
Net loss and comprehensive loss	$(249,983)	$(8,508)
Net loss per share, basic and diluted	$(9.81)	$(2.00)
Weighted average common shares outstanding – basic and diluted	25,486,021	4,264,435

See accompanying notes to the consolidated financial statements.

EQRx, INC.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share information)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at August 26, 2019 (Inception)	—	$—	—	$—	—	$—	$—	$—	$—
Issuance of common stock	—	—	—	—	20,500,000	2	—	—	2
Net loss	—	$—	—	$—	—	—		(8,508)	(8,508)
Balance at December 31, 2019	—	—	—	—	20,500,000	2	—	(8,508)	(8,506)
Issuance of Series A convertible preferred stock, net of issuance costs of $347	262,070,014	243,536	—	—	—	—	—	—	—
Issuance of Series B convertible preferred stock, net of issuance costs of $381	—	—	181,261,150	496,619	—	—	—	—	—
Issuance of common stock					12,000,200	1	—	—	1
Vesting of restricted common stock					19,168,743	2	69	—	71
Modification of restricted common stock					(19,250,000)	(2)	—	—	(2)
Stock-based compensation	—	—	—	—	—	—	346	—	346
Net loss	—	—	—	—	—	—	—	(249,983)	(249,983)
Balance at December 31, 2020	262,070,014	$243,536	181,261,150	$496,619	32,418,943	$3	$415	$(258,491)	$(258,073)

See accompanying notes to the consolidated financial statements.

EQRx, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2020	For the Period From August 26, 2019 (Inception) Through December 31, 2019

Operating activities:
Net loss	$(249,983)	$(8,508)
Reconciliation of net loss to net cash used in operating activities:
Stock based compensation	346	—
Depreciation expense	338	—
Non-cash lease expense	222	—
Change in fair value of convertible promissory notes	—	3,882
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(2,604)	(67)
Accounts payable	324	976
Accrued expenses	9,851	1,114
Net cash used in operating activities	(241,506)	(2,603)
Investing activities:
Purchases of property and equipment	(2,980)	(78)
Net cash used in investing activities	(2,980)	(78)
Financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	714,534	—
Proceeds from issuance of convertible promissory notes	—	22,000
Proceeds from issuance of common stock	945	3
Net cash provided by financing activities	715,479	22,003
Increase in cash, cash equivalents and restricted cash	470,993	19,322
Cash and restricted cash, beginning of period	19,322	—
Cash and restricted cash, end of period	$490,315	$19,322
Supplemental disclosure of non-cash financing activities
Issuance costs for convertible preferred stock included in accounts payable and accrued expenses	$220	$—
Right of use asset obtained in exchange for lease obligation	$6,931	$—

See accompanying notes to the consolidated financial statements.

EQRx, INC.
Notes to the Consolidated Financial Statements

1. NATURE OF BUSINESS

EQRx, Inc. (the “Company”) was incorporated on August 26, 2019 (“Inception”) and launched in January 2020 as a new type of pharmaceutical company committed to developing and delivering innovative medicines to patients at radically lower prices. Its mission is to improve health for all with great, innovative, affordable medicines so that people with life-changing or chronic conditions can gain access to the medicines they need, physicians can treat patients without barriers to prescribing, and health systems can afford to make those medicines available, without restrictions, to the populations they serve in a financially sustainable manner. This approach starts with assembling a catalog of medicines at significant scale, targeting some of the most innovative clinical opportunities and highest drug cost categories of today and tomorrow, with an initial focus on oncology and immune-inflammatory diseases.

Assuming it is successful in obtaining regulatory approval, the Company plans to offer its catalog of innovative medicines to payers and health systems at radically lower prices, through a simple and transparent pricing model without surprise price increases. The Company is also assembling a Global Buyers’ Club by entering into long-term, trusted strategic partnerships with private and public payers, providers and health systems so they and the patients they serve can gain access to its equally as good or better medicines at radically lower prices. The Company will offer simple and transparent pricing models to provide an opportunity for dramatic savings in these high-cost drug areas. The Company’s current pipeline of product candidates include two late stage pre-registrational programs each acquired in 2020: aumolertinib (EQ143), a third-generation epidermal growth factor receptor (EGFR) inhibitor, and sugemalimab (EQ165, also known as CS1001), an anti-programmed death-ligand 1 (PD-L1) antibody.

Risks and Uncertainties

The Company is subject to risks and uncertainties common to companies in the biotechnology industry, including, but not limited to, identification of product candidates, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, establishment of relationships with strategic partners, and the ability to secure additional capital to fund operations. Product candidates in-licensed and to be in-licensed, acquired or developed will require significant research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure, and extensive compliance and reporting capabilities.

There can be no assurance that the Company’s ability to identify product candidates and subsequently research and develop those product candidates will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained both inside and outside the U.S., that any products developed will obtain necessary government regulatory approval, or that any approved products will be commercially viable. Even if the Company’s product identification and development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales, and the Company may be subject to significant competitive or litigation risks.

In March 2020, the World Health Organization characterized the novel COVID-19 virus as a global pandemic. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional,

EQRx, INC.
Notes to the Consolidated Financial Statements

1. NATURE OF BUSINESS (cont.)

national and international markets. These situations, or others associated with COVID-19, could cause delays in the Company’s clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Company’s business and its financial condition. COVID-19 has not had a significant impact on the operations or financial results of the Company to date.

Liquidity

The Company has limited operating history and anticipates that it will incur losses for the foreseeable future as it builds its internal infrastructure, identifies and acquires product candidates, and conducts the research and development of its product candidates. The Company incurred a net loss of $250.0 million for the year ended December 31, 2020 and $8.5 million from Inception to December 31, 2019. Through December 31, 2020, the Company has funded its operations with proceeds from borrowings under the convertible promissory notes it issued in October 2019 (the “October 2019 Notes”) (see note 4) and from the sale of convertible preferred stock.

As of December 31, 2020, the Company had cash, cash equivalents and restricted cash of $490.3 million, which reflects the issuance of 181,261,150 shares of Series B convertible preferred stock (“Series B”) for aggregate proceeds of $497.0 million. In January and February 2021, the Company issued a total of 26,133,332 additional shares of its Series B for aggregate proceeds of $71.7 million (see note 6).

The Company expects that its cash, cash equivalents and restricted cash outstanding as of December 31, 2020, together with the proceeds from the sale of shares of Series B in January and February 2021, will be sufficient to fund its obligations for at least twelve months from the date of issuance of these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of EQRx Securities Holding Corporation, a wholly-owned subsidiary of the Company. All financial information presented has been consolidated and includes the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions, based on judgments considered reasonable, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known trends and events and various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant estimates and assumptions reflected in these consolidated financial statements include, but

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

are not limited to, the valuation of the Company’s convertible promissory notes and common stock, the accrual of research and development and manufacturing expenses and stock-based compensation expense. Changes in estimates are recorded in the period in which they become known. Due to the risks and uncertainties involved in the Company’s business and evolving market conditions and, given the subjective element of the estimates and assumptions made, actual results may differ from estimated results.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents as of December 31, 2020 consists of U.S. Government money market funds and commercial bonds and are reported at fair value. The Company had no cash equivalents reported within the consolidated balance sheet as of December 31, 2019.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheet that sum to the total of the same such amount shown in the consolidated statement of cash flows (in thousands):
	December 31,
	2020	2019
Cash and cash equivalents	$489,682	$18,478
Restricted cash	633	844
Total cash and restricted cash	$490,315	$19,322

Amounts included in restricted cash as of December 31, 2020 and 2019 consist of cash held to collateralize a letter of credit issued as a security deposit in connection with the Company’s lease of its corporate facility located in Cambridge, MA (see note 10).

Concentrations of Credit Risk and Significant Suppliers

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents. The Company mitigates this risk by maintaining its cash and cash equivalents with high quality, accredited financial institutions. The management of the Company’s investments is not discretionary on the part of these financial institutions. As of December 31, 2020, the Company’s cash and cash equivalents were deposited at two financial institutions and it has no significant off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements. The Company has not experienced any losses on its deposits of cash and cash equivalents and does not believe that it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company is dependent on third-party manufacturers to supply products for research and development activities of its programs, including preclinical and clinical testing. These programs could be adversely affected by a significant interruption to the supply of such drug substance and drug products.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

Fair Value Option

As permitted under Accounting Standards Codification (“ASC”) 825, Financial Instruments, (“ASC 825”), the Company elected the fair value option to account for the October 2019 Notes. During the period ended December 31, 2019, the Company recorded these convertible promissory notes at fair value with changes in fair value recorded in the consolidated statement of operations and comprehensive loss in accordance with ASC 825. As a result of applying the fair value option, direct costs and fees related to the October 2019 Notes were recognized in earnings as incurred and not deferred for the period ended December 31, 2019. The October 2019 Notes were converted on January 10, 2020, upon the closing of the Company’s Series A convertible preferred stock (“Series A”) financing.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•        Level 1 — Quoted prices in active markets for identical assets or liabilities.

•        Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•        Level 3 — Non-observable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts of the Company’s prepaid and other current assets, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

The following tables present information about the Company’s financial instruments that are measured at fair value on a recurring basis and the level of inputs used in such measurements (in thousands):
	December 31, 2020
	Amortized Costs	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Financial assets
Cash equivalents:
Money market funds	361,087	—	—	361,087	Level 1
Commercial bonds (due within 90 days)	32,059	—	—	32,059	Level 2
Commercial paper (due within 90 days)	94,536	—	—	94,536	Level 2
Total financial assets	$487,682	$—	$—	$487,682

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

	December 31, 2019
	Amortized Costs	Gross Unrealized Gain	Gross Unrealized Loss	Aggregate Fair Value	Fair Value Level
Financial liabilities
Convertible promissory notes	$25,882	$—	$—	$25,882	Level 2
Total financial liabilities	$25,882	$—	$—	$25,882

In determining the fair value of its cash equivalents at each date presented above, the Company relied on quoted prices for similar securities in active markets or using other inputs that are observable or can be corroborated by observable market data. The Company did not have any financial assets or liabilities during any of the periods presented in the accompanying consolidated financial statements that required Level 3 inputs.

The Company elected the fair value option to account for its October 2019 Notes. The fair value of the October 2019 Notes was estimated using the actual conversion rate utilized when the October 2019 Notes were converted on January 10, 2020. As the fair value was based upon the actual fair value at the time of conversion in January 2020, there were no significant judgments, assumptions or estimates inherent in the determination of the fair value of the October 2019 Notes as of December 31, 2019.

Lease Agreements

Under ASC Topic 842, Leases (“ASC 842”), the Company determines if an arrangement is or contains a lease at inception. For leases with a term of 12 months or less, the Company does not recognize a right-of-use asset or lease liability. The Company’s operating leases are recognized on its consolidated balance sheets as noncurrent assets, current liabilities and noncurrent liabilities. The Company does not have any finance leases.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company’s leases typically do not provide an implicit rate, the Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Operating lease right-of-use assets also include the effect of any lease payments made prior to commencement and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are accounted for as a combined element.

Property and Equipment

Property and equipment consist of leasehold improvements, furniture, computer equipment, and capitalized website development costs.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

The Company capitalizes certain costs incurred during the application development stage related to the development of internal-use software and websites when it is probable the project will be completed. Capitalized costs include internal and external costs, if direct and incremental, and deemed by management to be significant. The Company expenses costs related to the planning and post-implementation phases of software and website development as these costs are incurred. Maintenance and enhancement costs (including those costs in the post-implementation stages) are typically expensed as incurred, unless such costs relate to substantial upgrades and enhancements to the website or software resulting in added functionality, in which case the costs are capitalized.

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the respective assets. Expenses for repairs and maintenance are charged to operations as incurred.

Upon retirement or sale, the cost of the disposed asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

The Company reviews its long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of assets may not be recoverable. Recoverability is measured by comparison of the asset’s book value to future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the projected discounted future net cash flows arising from the assets. No impairment losses have been recorded through December 31, 2020.

Cloud Computing Arrangements

The Company defers implementation costs incurred in cloud computing hosting arrangements in accordance with Accounting Standards Update (“ASU”) 2018-15 and amortizes these costs over the noncancelable term of the cloud computing arrangement, plus any optional renewal periods (1) that are reasonably certain to be exercised by the Company or (2) for which exercises of the renewal option is controlled by the cloud service provider. Costs incurred during the application development stage are capitalized within prepaid expense and other assets on the consolidated balance sheet. Amortization of implementation costs are recorded on a straight-line basis, over the estimated useful life for each module or component of the related hosting arrangement when it is ready for its intended use and reflected in either research and development or general and administrative expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Classification and Accretion of Convertible Preferred Stock

The Company’s convertible preferred stock is classified outside of stockholders’ equity (deficit) on the consolidated balance sheet because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company and would require the redemption of the then-outstanding convertible preferred stock. The convertible preferred stock is not redeemable, except in the event of a deemed liquidation (see note 6). Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the convertible preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the convertible preferred stock would be made only when a deemed liquidation event becomes probable.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

Research and Development Funding

In October 2019, the Company provided Crimson Biopharm (“Crimson”) with $1.0 million in research and development funding through a convertible promissory note (the “2019 Crimson Note”). In February 2020, the Company provided Crimson with an additional $0.5 million in research and development funding through a convertible promissory note (the “2020 Crimson Note”). The 2019 Crimson Note and 2020 Crimson Note (collectively, the “Crimson Notes”) are senior to all other indebtedness of Crimson and bear interest at 6%, compounding annually, unless previously repaid or converted. The conversion rate of the Crimson Notes are defined based upon the possible occurrence of certain defined events which may or may not occur.

In October 2020, the Company amended the Crimson Notes to extend their original maturity dates. The 2019 Crimson Note matures on October 4, 2021 and the 2020 Crimson Note matures on December 28, 2021.

The Company evaluated the arrangement with Crimson and concluded that it represents a research and development funding arrangement. As the convertible promissory note purchase agreements do not specify exactly how the funding is to be spent with respect to the continued development of the Crimson asset, the $1.5 million of aggregate funding provided through the Crimson Notes has been expensed as research and development expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020 and the period from Inception to December 31, 2019.

Research and Development Costs

Research and development expenses for the year ended December 31, 2020, consists of salaries and benefits, including associated stock-based compensation, third-party license fees, and other operational costs related to the Company’s research and development activities, including allocated facility-related expenses and fees paid to other entities that conduct certain research and development activities on the Company’s behalf. Research and development expenses as of December 31, 2019, consist primarily of research and development funding provided to Crimson and employee-related expenses, including salaries, benefits and travel expenses.

Research and development costs are expensed as incurred. The Company estimates preclinical study and clinical trial expenses based on the services performed pursuant to contracts with research institutions, contract research organizations, and clinical manufacturing organizations, that conduct and manage preclinical studies and clinical trials on the Company’s behalf based on actual time and expenses incurred by them. Further, the Company accrues expenses related to clinical trials based on the level of patient activity according to the related agreement. The Company monitors patient enrollment levels and related activity to the extent reasonably possible and adjusts estimates accordingly.

The Company accounts for nonrefundable advance payments for goods and services that will be used in future research and development activities as expenses when the services have been performed or when the goods have been received rather than when the payment is made.

Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to the Company’s prior estimates of accrued research and development expenses.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

Stock-Based Compensation

The Company recognizes stock-based compensation expense for stock options based upon the fair value of the awards on the grant date and recognizes the expense on a straight-line basis over the requisite service period of the award, which is typically the vesting period. Compensation expense is measured using the fair value of the award at the grant date and is adjusted to reflect actual forfeitures as they occur.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model that takes into account the fair value of its common stock, the exercise price, the expected term of the option, the expected volatility of the Company’s common stock, expected dividends on the Company’s common stock, and the risk-free interest rate over the expected life of the option.

Expected Term — The Company uses the simplified method described in the Securities and Exchange Commission Staff Accounting Bulletin Topic 14.D.2 to calculate the expected term as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees.

Expected Volatility — The Company is a private company and lacks Company-specific historical and implied volatility information. Therefore, the Company estimates expected volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its traded stock price.

Risk Free Interest Rate — The risk-free rate assumption is based on the U.S. Treasury yield curves whose terms are consistent with the expected term of the stock options.

Expected Dividend — The Company has not issued any dividends and does not expect to issue dividends over the life of the options. As a result, the Company has estimated the dividend yield to be zero.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs or service payments are classified.

The Company recognizes stock-based compensation expense for restricted common stock based upon the difference between the fair value of the Company’s common stock on the grant date of the restricted common stock and the price per share paid by the purchasers and recognizes the expense on a straight-line basis over the requisite service period of the award.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

The Company accounts for uncertainty in income taxes recognized. If the tax position is deemed more-likely-than-not to be sustained it would then be assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. To date the Company has no uncertain tax positions and there have been no interest and penalties.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders’ deficit that result from transactions and economic events other than those with stockholders. During the year ended December 31, 2020, and the period from Inception to December 31, 2019, there was no difference between net loss and comprehensive loss.

Net Loss Per Share

The Company’s net loss is equivalent to net loss attributable to common stockholders for all periods presented. Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the sum of the weighted average number of common shares outstanding during the period and the effect of dilutive securities.

The Company applies the two-class method to calculate its basic and diluted net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. The Company’s participating securities contractually entitle the holders of such shares to participate in dividends; but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Collaborative Arrangements

The Company analyzes its collaboration arrangements to assess whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities and therefore within the scope of ASC 808, Collaborative Arrangements (“ASC 808”). This assessment is performed throughout the life of the arrangement based on changes in the responsibilities of all parties in the arrangement. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Company first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and which elements of the collaboration are more reflective of a vendor-customer relationship and therefore within the scope of ASC 606, Revenue from Contracts with Customers. If the Company concludes that some or all aspects of the arrangement are within the scope of ASC 808 and do not represent a transaction with a customer, the Company recognizes its allocation of the shared costs incurred with respect to the jointly conducted activities as a component of the related expense in the period incurred.

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available and regulatory reviewed by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment as the CODM manages operations on a consolidated basis for purposes of allocating resources and assessing performance. The Company’s singular focus is on making innovative medicines at dramatically lower prices for the benefit of people and society. All of the Company’s long-lived assets reside in the United States.

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-15, Intangibles-Goodwill and Other-Internal Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2020, with early adoption permitted. The Company elected to early adopt ASU 2018-15 effective January 1, 2020 on a prospective basis and recorded $0.2 million as prepaid and other current assets and other non-current assets on the consolidated balance sheet as of December 31, 2020. The Company recorded $19.4 thousand of amortization expense during the year ended December 31, 2020.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019. An entity is permitted to early adopt either the entire standard or only the provisions that eliminate or modify requirements. The Company adopted ASU 2018-13 effective January 1, 2020. The adoption of this standard did not have a material impact on the notes to the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. Among other items, the amendments in ASU 2019-12 simplify the accounting treatment of tax law changes and year-to-date losses in interim periods. An entity generally recognizes the effects of a change in tax law in the period of enactment; however, there is an exception for tax laws with delayed effective dates. Under current guidance, an entity may not adjust its annual effective tax rate for a tax law change until the period in which the law is effective. This exception was removed under ASU 2019-12, thereby providing that all effects of a tax law change are recognized in the period of enactment, including adjustment of the estimated annual effective tax rate. Regarding year-to-date losses in interim periods, an entity is required to estimate its annual effective tax rate for the full fiscal year at the end of each interim period and use that rate to calculate its income taxes on a year-to-date basis. However, current guidance provides an exception that when a loss in an interim period exceeds the anticipated loss for the year, the income tax benefit is limited to the amount that would be recognized if the year-to-date loss were the anticipated loss for the full year. ASU 2019-12 removes this exception and provides that in this situation, an entity would compute its income tax benefit at

EQRx, INC.
Notes to the Consolidated Financial Statements

2. SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (cont.)

each interim period based on its estimated annual effective tax rate. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company has not elected to early adopt ASU 2019-12 and is currently evaluating the impact the adoption of the standard will have on its consolidated financial statements and related disclosures.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following (in thousands):
	Estimated Useful Life	December 31,
		2020	2019
Property and equipment:
Leasehold improvements	Lesser of useful life or life of lease	$1,479	$—
Furniture and fixtures	5 years	893	—
Capitalized website development	1 – 3 years	548	—
Computer equipment	3 years	138
Work-in-progress	n.a.	—	78
		3,058	78
Less: Accumulated depreciation		(338)	—
Property and equipment, net:		$2,720	$78

During the year ended December 31, 2020, the Company recorded approximately $0.3 million in depreciation expense. The Company did not record any depreciation expense during the period from Inception to December 31, 2019.

4. CONVERTIBLE PROMISSORY NOTES

On October 2, 2019, the Company entered into a note purchase agreement under which it issued the October 2019 Notes for an aggregate of $22.0 million. The October 2019 Notes became payable upon written election of the lenders any time after October 2, 2020 (the “Maturity Date”), subject to earlier conversion in the event of a preferred stock financing or repayment in the event of default. The October 2019 Notes automatically convert at the time of the Company’s first preferred stock financing, with a conversion price equal to 85% of the price paid per share in such financing.

The Company elected to account for the October 2019 Notes under the fair value option. On January 10, 2020, the Company closed on a Series A financing. Concurrent with the closing of the Series A financing, the October 2019 Notes converted at a conversion price per share equal to $0.79101, resulting in the issuance of 27,812,545 shares of Series A valued at $25.9 million.

Using the actual conversion price of $0.79101, the Company increased the fair value of the October 2019 Notes to $25.9 million in the consolidated balance sheet as of December 31, 2019 and recognized a loss of $3.9 million in other expense in the consolidated statement of operations and comprehensive loss for the period from Inception to December 31, 2019. As the October 2019 Notes were already valued at fair value at conversion, no gain or loss was recognized at conversion in the consolidated statement of operations and comprehensive loss during the year ended December 31, 2020.

EQRx, INC.
Notes to the Consolidated Financial Statements

5. ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):
	December 31,
	2020	2019
External research and development	$9,870	$—
Accrued professional services	723	116
Accrued consulting	334	424
Accrued compensation	120	524
Other	118	50
Total accrued expenses	$11,165	$1,114

6. CONVERTIBLE PREFERRED STOCK

The Company has issued shares of Series A and Series B (collectively, the “Convertible Preferred Stock”). As of December 31, 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 453,543,080 shares of $0.0001 par value preferred stock, of which 262,070,014 are designated as Series A and 191,473,066 are designated as Series B. All of the Company’s Convertible Preferred Stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company.

Series A

On January 10, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (“Series A Purchase Agreement”), pursuant to which it could raise up to approximately $218.0 million through the issuance of up to 234,257,469 Series A shares, excluding the issuance of shares of Series A upon conversion of the October 2019 Notes, par value $0.0001 per share, for $0.9306 per share (“Series A Original Issue Price”).

In January, February, June and July 2020 (the “Initial Closings”), the Company sold a total of 126,262,623 shares of its Series A for gross proceeds of $117.5 million, excluding the shares of Series A issued upon conversion of the October 2019 Notes.

Based upon the terms of the Series A Purchase Agreement, the investors that participated in the Initial Closings were obligated to purchase an additional 107,994,846 shares of Series A for aggregate proceeds of $100.5 million within 15 business days of a written notice from either (i) 55% of the holders then-outstanding, or (ii) the Company on or after June 1, 2020 (the “Second Closing”). The Company provided notice to investors that it would like to close the Second Closing in September 2020. Upon completion of the Second Closing, the Company issued the additional 107,994,846 shares of Series A at the Series A Original Issue Price.

Series B

On November 2, 2020 (the “Series B Original Issue Date”), the Company entered into a Series B Preferred Stock Purchase Agreement, as further amended on November 18, 2020 (“Series B Purchase Agreement”), pursuant to which it immediately issued 98,654,203 shares of Series B (the “Series B Initial Closing”) at a purchase price of $2.7419 per share (the “Series B Original Issue Price”).

EQRx, INC.
Notes to the Consolidated Financial Statements

6. CONVERTIBLE PREFERRED STOCK (cont.)

Based upon the terms of the Series B Purchase Agreement, after the Series B Initial Closing, the Company may sell, in one or more additional closings, 191,473,066 additional shares of Series B to one or more purchasers who are existing stockholders of the Company or are mutually acceptable to the Company and its board of directors, provided that (a) such subsequent closings are consummated prior to March 31, 2021, (b) each such additional purchaser becomes a party to the transaction agreements, and (c) the Company may not sell and issue more than 191,473,066 shares in aggregate in all closings under the Series B Purchase Agreement (“Series B Additional Closings”). During the year ended December 31, 2020, the Company issued a total of 181,261,150 shares of Series B for aggregate proceeds of $497.0 million in the Series B Initial Closing and through Series B Additional Closings.

On January 28, 2021, the Company further amended the Series B Purchase Agreement to increase the number of shares of Series B that could be issued under the agreement from 191,473,066 to 207,885,043. Subsequent to December 31, 2020, the Company issued a total of 26,133,332 additional shares of Series B at the Series B Original Issued Price for aggregate proceeds of $71.7 million.

The following table summarize the Company’s outstanding Convertible Preferred Stock as of December 31, 2020 (in thousands, except share information):
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Liquidation Preference	Conversion Price (per share)
Series A	262,070,014	262,070,014	$243,536	$243,882	$0.9306
Series B	191,473,066	181,261,150	496,619	497,000	$2.7419
Balance at December 31, 2020	453,543,080	443,331,164	$740,155	$740,882

Convertible Preferred Stock Rights and Preferences

The holders of the Convertible Preferred Stock have the following rights and preferences as of December 31, 2020:

Dividends — The holders of Convertible Preferred Stock are entitled to receive a non-cumulative dividend at the rate of six percent of the applicable original issue price, payable only when, and if, declared by the Company’s board of directors. The holders are also entitled to any dividends declared or paid on any shares of common stock.

Liquidation/Redemption — Upon any voluntary or involuntary liquidation, dissolution, winding up, certain mergers, consolidations, and sale of assets (“Deemed Liquidation Event”), the holders of the Convertible Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Convertible Preferred Stock then outstanding shall be entitled to be paid out or the consideration payable to stockholders in such Deemed Liquidation Event out of the available proceeds before any payment shall be made to the holders of common stock, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had each share of each series of Convertible Preferred Stock that would receive a greater amount upon conversion into common stock than pursuant to clause (i) above converted immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If the assets of the Company available for distribution are insufficient, the holders of shares of Convertible Preferred Stock shall share ratably in any distribution of the assets available for distribution

EQRx, INC.
Notes to the Consolidated Financial Statements

6. CONVERTIBLE PREFERRED STOCK (cont.)

in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Voting — Holders of Convertible Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of Convertible Preferred Stock held by such holder are convertible into as of the record date for determining stockholders entitled to vote on such matter.

The holders of the shares of Series A, exclusively and as a separate class, shall be entitled to elect four directors of the Company. Holders of the shares of common stock and Series A, exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Company.

Conversion Rights — Each share of Convertible Preferred Stock shall be convertible, at the option of the holder at any time, into such number of common shares determined by dividing the applicable original issue price of the Convertible Preferred Stock by the respective conversion price. As of December 31, 2020, the conversion price for the Series A is $0.9306 and the conversion price for the Series B is $2.7419.

The Company is required to maintain sufficient shares of common stock authorized but unissued at all times to affect a conversion of all Convertible Preferred Stock outstanding.

Mandatory Conversion — Mandatory conversion will be triggered upon either:

a.     the closing of the sale of shares of common stock to the public pursuant to an effective registration statement resulting in $60.0 million in net proceeds at a price of at least $5.4838 per share, or

b.     the vote or written consent of at least 55% of the then outstanding Convertible Preferred Stock holders.

If, during the period commencing on the Series B Original Issue Date and ending on or before the first to occur of (i) the second anniversary of the Series B Original Issue Date or (ii) the issuance by the Company in a bona fide financing transaction of shares of preferred stock (other than Series A or Series B), a mandatory conversion is proposed to be effected in connection with, or in contemplation of, a Deemed Liquidation Event that would result in per share proceeds to the holders of Series B of less than $2.7419 per share. Such proposed mandatory conversion shall also require the written consent or affirmative vote of at least 55% of the outstanding shares of Series B.

Anti-dilution — Holders of the Convertible Preferred Stock are afforded anti-dilution protection with respect to corporate events such as stock splits and recapitalizations.

In anticipation of the closing of the Series B in November 2020, the Company amended its certificate of incorporation and certain rights and preferences pertaining to the Series A. The amendment to the certificate of incorporation revised: (1) the mandatory conversion feature; (2) the liquidation preference for the Series A holders; and (3) the protective voting rights of the Series A shares. The Company assessed each of the revisions made to the Series A pursuant to the amended certificate of incorporation and concluded that they should be accounted for as modifications to the terms of the Series A and that there was no transfer of value to be recorded in the Company’s consolidated balance sheet for the year-ended December 31, 2020.

EQRx, INC.
Notes to the Consolidated Financial Statements

7. COMMON STOCK

As of December 31, 2020, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 605,000,000 shares of $0.0001 par value common stock.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. However, common stockholders shall not be entitled to vote on any amendments to the certificate of incorporation that relate to the terms of the Convertible Preferred Stock. Common stockholders are entitled to receive dividends, as may be declared by the board of directors, if any, subject to the preferential dividend rights of the Convertible Preferred Stock.

As of December 31, 2020, 73,794,737 shares of common stock were issued including 61,794,537 shares sold to the Company’s founders, employees and advisors under restricted stock agreements (see note 8). The Company has reserved a total of 582,439,177 shares of common stock as of December 31, 2020 for common stock outstanding, the conversion of the outstanding shares of Convertible Preferred Stock, the exercise of outstanding stock options and the number of shares remaining available for future grant under the Company’s 2019 Stock Option and Grant Plan (the “2019 Plan”).

8. STOCK-BASED COMPENSATION

2019 Stock Option and Grant Plan

The Company has one stock-based compensation plan under which it is able to issue equity to employees, board members, consultants and advisors, the 2019 Plan. The 2019 Plan provides for the issuance of incentive stock options or non-qualified stock options, restricted stock awards, unrestricted stock awards, restricted stock units, or any combination of the foregoing.

The 2019 Plan is administered by the board of directors, or at the discretion of the board of directors, by a committee of the board. The exercise prices, vesting and other restrictions are determined at the discretion of the board of directors, or their committee if so delegated, except that the exercise price per share of stock options may not be less than 100% of the fair market value of a share of common stock on the date of grant and the term of a stock option may not be greater than ten years. The Company generally grants stock-based awards with service conditions only. Stock options granted under the 2019 Plan generally vest over four years and expire after ten years, although options have been granted with vesting terms less than four years.

The total number of shares of common stock that may be issued under the 2019 Plan was 39,094,724 at plan adoption. In November 2020, the Company increased the number of shares of common stock reserved for issuance under the 2019 Plan by 31,405,589. Shares underlying any awards that are forfeited, canceled, or reacquired by the Company prior to vesting, satisfied without the issuance of stock or otherwise terminated and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding shall be added back to the shares available for issuance under the 2019 Plan. As of December 31, 2020, the Company has issued a total of 14,517,000 stock options and shares of restricted stock under the 2019 Plan, and 56,083,313 shares remain available for future grant.

As required by the 2019 Plan, the exercise price for stock options granted is not to be less than the fair value of common shares as determined by the Company as of the date of grant. The Company values its common stock by taking into consideration its most recently available

EQRx, INC.
Notes to the Consolidated Financial Statements

8. STOCK-BASED COMPENSATION (cont.)

valuation of common shares performed by management and the board of directors, as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

Stock-based compensation expense included in the Company’s consolidated statements of operations and comprehensive loss is as follows:
	Year Ended December31, 2020	For the Period From August 26, 2019 (Inception) Through December 31, 2019
Research and development	$99	$—
General and administrative	247	—
Total stock-based compensation	$346	$—

Stock Options

A summary of stock option activity for employee and nonemployee awards under the 2019 Plan is presented below:
	Options	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2019	—	$—	—	$—
Granted	9,329,963	0.54
Forfeited	(100,000)	0.27
Outstanding at December 31, 2020	9,229,963	$0.54	9.71	$7,726
Vested at December 31, 2020	166,145	$0.35	9.51	$172
Vested and expected to vest at December 31, 2020	9,229,963	$0.54	9.71	$7,726

The fair value of each stock option was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:
Year Ended December 31, 2020
Risk-free interest rate	0.42%
Volatility	66%
Dividend yield	0.00%
Expected term (years)	6.02

The Company recorded stock-based compensation expense associated with employee and non-employee stock options of $0.2 million and $0 during the year ended December 31, 2020 and the period from Inception to December 31, 2019, respectively. The weighted average grant-date fair value of stock options granted during the year ended December 31, 2020 was $0.46 per share. The fair value of options that vested during the year ended December 31, 2020 was $31.4 thousand. There were no stock options granted or vested during the period ended December 31, 2019.

EQRx, INC.
Notes to the Consolidated Financial Statements

8. STOCK-BASED COMPENSATION (cont.)

As of December 31, 2020, there was $4.1 million of total unrecognized compensation expense related to unvested stock options that the Company expects to recognize over a remaining weighted-average period of 3.8 years.

Restricted Common Stock

During the year ended December 31, 2020, the Company issued 5,187,037 shares of restricted common stock to employees and advisors of the Company under the 2019 Plan. All shares were purchased at fair value at the date of issuance by the holders, resulting in aggregate proceeds of $0.9 million. The Company also issued 1,000,000 shares of restricted common stock to a strategic partner outside of the 2019 Plan as partial compensation for future services.

During the period from Inception to December 31, 2019, the Company issued a total of 56,357,500 shares of restricted common stock to its founders, employees and advisors, which were purchased at fair value at the date of issuance, resulting in aggregate proceeds of $5,636.

All shares of restricted common stock were issued subject to restricted stock purchase agreements between the Company and each purchaser. Pursuant to the restricted stock purchase agreements, the Company, at its discretion, has the right to repurchase unvested shares if the holder’s relationship with the Company is terminated at the lesser of the original purchase price of the shares, or the fair value of the shares at repurchase. The restricted shares are not deemed to be issued for accounting purposes until they vest and are therefore excluded from shares outstanding until the repurchase right lapses and the shares are no longer subject to the repurchase feature.

In January 2020, the Company’s board of directors modified the terms of 43,500,000 shares of restricted common stock that were granted to certain members of the senior leadership team during the period from Inception to December 31, 2019. Pursuant to the modified terms, the awards granted will vest at a slower rate than originally provided for under the respective stock purchase agreements. No incremental stock-based compensation expense was recognized as a result of the modification of the awards during the year ended December 31, 2020.

A summary of the Company’s restricted stock activity and related information is as follows:
	Number of Shares	Weighted- Average Grant Date Fair Value
Unvested restricted common stock at December 31, 2019	35,857,500	$—
Granted	6,187,037	0.04
Forfeited	(750,000)	—
Effect of modification to vesting terms	19,250,000	—
Vested	(19,168,743)	—
Unvested restricted common stock at December 31, 2020	41,375,794	0.01

The Company recorded stock-based compensation expense associated with employee and non-employee restricted common stock of $0.1 million and $0 during the year ended December 31, 2020 and during the period from Inception to December 31, 2019. As of December 31, 2020, there was $0.6 million of total unrecognized compensation expense related to unvested restricted common stock that the Company expects to recognize over a remaining weighted-average period of 3.6 years.

EQRx, INC.
Notes to the Consolidated Financial Statements

9. LICENSE AGREEMENTS

Aumolertinib — Hansoh

On July 22, 2020, the Company entered into a collaboration and license agreement with (Shanghai) Healthtech Co., LTD and Jiangsu Hansoh Pharmaceutical Group Company LTD (“Hansoh”) under which it acquired an exclusive license for the research, development, and commercialization of aumolertinib, a 3rd generation EGFR inhibitor, worldwide, with the exception of the People’s Republic of China, and its territories and possessions, including, Hong Kong, Macau and Taiwan (the “Hansoh Territory”). The license agreement also provides the Company with a non-exclusive license in the Hansoh Territory to research, develop and export aumolertinib for purposes of obtaining regulatory approval for, and commercialization of aumolertinib for use outside of the Hansoh Territory.

Under the terms of the license agreement, the Company received an exclusive license to develop aumolertinib for any and all uses for the treatment of cancer, cancer-related and immune-inflammatory diseases in humans at its own cost and expense in the Company’s territory. The Company was obligated to make an upfront non-refundable, non-creditable payment of $25.0 million. If the Company succeeds in developing and commercializing EQ143, Hansoh will be eligible to receive (i) up to $90.0 million in development and regulatory milestone payments, and (ii) up to $420.0 million in sales milestone payments. In the event that Hansoh elects to opt out of sharing certain global development costs in accordance with the terms of the license agreement, the total potential development and regulatory payments Hansoh is eligible to receive will be reduced to $55.0 million, and the total potential sales milestone payments will be reduced to $350.0 million.

Hansoh is also eligible to receive royalties on worldwide net sales of any products containing aumolertinib which range from mid-single digits to low teens, subject to potential reduction following the launch of certain generic products. The royalties for EQ143 will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in a country, (ii) the expiration of all regulatory exclusivities for aumolertinib in a country, or (iii) eleven years following the first commercial sale of aumolertinib in a country.

The Company has the right to terminate the license agreement with Hansoh for any or no reason upon at least 180 days prior written notice to Hansoh. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreement with Hansoh under ASC 805 and concluded that as the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets, the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition. The Company recorded the upfront payment of $25.0 million as research and development expense within the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Sugemalimab/EQ176 — CStone

On October 26, 2020, the Company entered into a license agreement with CStone Pharmaceuticals (“CStone”) under which it acquired an exclusive license for the research, development, and commercialization of CStone’s sugemalimab, an anti-PD-L 1 monoclonal antibody, and CS1003, an anti- PD-1 monoclonal antibody (“EQ176”), worldwide, with the exception of Mainland China, Taiwan, Hong Kong and Macau (the “CStone Territory”).

EQRx, INC.
Notes to the Consolidated Financial Statements

9. LICENSE AGREEMENTS (cont.)

Under the terms of the license agreement, the Company received an exclusive license to develop sugemalimab and EQ176 for any and all uses at its own cost and expense in the Company’s territory. The Company was obligated to make an upfront non-refundable, non-creditable payment of $150.0 million, including $10.0 million as CStone received notification that the U.S. Food and Drug Administration designated sugemalimab as a Breakthrough Therapy. If the Company succeeds in developing and commercializing sugemalimab, CStone will be eligible to receive (i) up to $107.5 million in development and regulatory milestone payments, and (ii) up to $565.0 million in sales milestone payments. If the Company succeeds in developing and commercializing EQ176, CStone will be eligible to receive (i) up to $75.0 million in development and regulatory milestone payments, and (ii) up to $405.0 million in sales milestone payments.

CStone is also eligible to receive royalties on worldwide (excluding the CStone Territory) net sales of any products containing sugemalimab and EQ176 ranging from the low teens to the high teens for sugemalimab and from the mid-single digits to teens for EQ176, subject to potential reduction following the launch of certain generic products. The royalties for sugemalimab and EQ176 will expire on a product-by-product and country-by-country basis upon the later to occur of (i) the expiration of all valid patent claims covering the compounds in a country, (ii) the expiration of all regulatory exclusivities for sugemalimab and EQ176 in a country, or (iii) eleven years following the first commercial sale of sugemalimab or EQ176 in a country.

The Company is responsible for the costs associated with the development and regulatory approvals of sugemalimab and EQ176 in its territory. The Company is also required to reimburse CStone for any costs it incurs in the Company’s territory following the execution of the license agreement for development activities that were ongoing at the time the license agreement became effective. Additionally, during the term of the license agreement, either party may propose the development of a combination study with sugemalimab or EQ176. If both parties agree to participate in the combination study, the costs incurred will be split between the two parties based upon the terms provided for in a separate written agreement detailing each party’s rights and obligations with respect to the development of the combination regimen.

The Company has the right to terminate the license agreement with CStone for any or no reason upon providing prior written notice to CStone. Either party may terminate the license agreement in its entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreement in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreement with CStone under ASC 805 and concluded that the transaction did not meet the requirements to be accounted for as a business combination and therefore was accounted for as an asset acquisition. The Company recorded the upfront payment of $150.0 million as research and development expense within the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

Other Licenses

During the year ended December 31, 2020, the Company entered into a number of license agreements under which it acquired exclusive licenses for the research, development and commercialization of preclinical compounds from pharmaceutical and/or biotechnology companies (the “Preclinical/Clinical Assets”).

Under the terms of the license agreements executed, the Company received exclusive licenses to develop the Preclinical/Clinical Assets at its own cost and expense in the Company’s territory. The Company was obligated to make upfront non-refundable, non-creditable payments of $27.0 million through June 30, 2021. If the Company succeeds in developing and

EQRx, INC.
Notes to the Consolidated Financial Statements

9. LICENSE AGREEMENTS (cont.)

commercializing the Preclinical/Clinical Assets, the Company may be required to pay (i) up to $75.5 million in development milestone payments, (ii) up to $170.0 million in regulatory milestone payments, and (iii) up to $820.0 million in sales milestone payments. Additionally, the Company may be required to pay royalties on worldwide net sales of any products containing the Preclinical/Clinical Assets which range from mid-single digits to low double digits, subject to potential reduction following the launch of certain generic products. The royalties for the Preclinical/Clinical Assets will expire on a product-by-product and country-by-country basis.

The Company has the right to terminate the license agreements for the Preclinical/Clinical Assets for any or no reason with prior written notice, and either party may terminate the license agreements in their entirety for the other party’s material breach if such party fails to cure the breach. Either party may also terminate the agreements in its entirety upon certain insolvency events involving the other party.

The Company evaluated the license agreements under ASC 805 and concluded that as the fair value of the gross assets acquired under each license agreement is concentrated in a single identifiable asset or group of similar assets, the transactions did not meet the requirements to be accounted for as a business combination and therefore were accounted for as asset acquisitions. The Company recorded the upfront payments as research and development expense within the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

10. COMMITMENT AND CONTINGENCIES

Operating Leases

In December 2019, the Company entered into a non-cancellable operating lease with Surface Oncology, Inc. (“Surface”) for 33,529 square feet of office space in Cambridge, Massachusetts (the “Lease Agreement”). The term of the Lease Agreement commenced on January 1, 2020, and will expire on January 31, 2023, with no renewal option. Pursuant to the Lease Agreement, the Company will pay an initial annual base rent of $2.5 million, which base rent increases after every twelve-month period during the lease term to $2.7 million for the last twelve-month period (the “Base Rent”). The Company has also agreed to pay its proportionate share of operating expenses and property taxes for the building in which the leased space is located. The Lease Agreement provides the Company with an improvement allowance of up to $1.0 million that must be utilized prior to October 1, 2020. Upon payment to the Company of any amounts under the improvement allowance, the annual Base Rent shall be increased by the total amount drawn and amortized on a straight-line basis over the balance of the lease term such that the full amount of the allowance drawn shall be reimbursed to Surface as of the last regularly scheduled Base Rent payment date.

During the year ended December 31, 2020, the Company completed a buildout of the leased office space and received the $1.0 million improvement allowance from Surface in January 2021. The Company determined that it owns the leasehold improvements and, as such, reflected the $1.0 million leasehold improvement as property and equipment in the consolidated balance sheet as of December 31, 2020.

Pursuant to the Lease Agreement the Company provided a security deposit in the form of a letter of credit in the amount of $0.8 million, which was reduced during the year ended December 31, 2020 to $0.6 million upon providing confirmation in writing of raising a Series A equal to or greater than $100.0 million.

EQRx, INC.
Notes to the Consolidated Financial Statements

10. COMMITMENT AND CONTINGENCIES (cont.)

The Company took possession of the leased space provided for under the Lease Agreement on January 1, 2020. Therefore, no right-of-use asset or corresponding lease liability was recognized in the consolidated balance sheet as of December 31, 2019, or rent expense recognized in the consolidated statement of operations and comprehensive loss for the period from Inception to December 31, 2019.

The following table summarizes the effect of lease costs in the Company’s consolidated statements of operations and comprehensive loss for the year ended December 31, 2020 (in thousands):
	Classification	Year Ended December 31, 2020
Operating lease costs	Research and development	$939
	General and administrative	1,669
Variable lease costs(1)	Research and development	240
	General and administrative	410
Total lease costs		$3,258

____________

(1)     Variable lease costs include the Company’s proportionate share of operating expenses, property taxes, utilities and parking for the building in which the leased space is located.

The Company made cash payments of $3.0 million under the lease agreement during the year ended December 31, 2020.

As of December 31, 2020, the weighted average remaining lease term and weighted average discount rate of the Company’s operating lease was 2.1 years and 9.0%, respectively.

Total lease payments as of December 31, 2020 for the next five years and thereafter are expected to be as follows (in thousands):
Year ending December 31,
2021	$2,128
2022	3,255
2023	272
2024	—
2025	—
Thereafter	—
Total lease payments	5,655
Less: Imputed interest	(570)
Total future minimum lease obligations (lease liability)	$5,085

Legal Proceedings

From time to time, the Company may become subject to legal proceedings and claims which arise in the ordinary course of its business. The Company records a liability in its consolidated financial statements for these matters when a loss is known or considered probable, and the amount can be reasonably estimated. The Company reviews these estimates each accounting period as additional information is known and adjusts the loss provision when appropriate. If a matter is both probable to result in a liability and the amounts of loss can be reasonably

EQRx, INC.
Notes to the Consolidated Financial Statements

10. COMMITMENT AND CONTINGENCIES (cont.)

estimated, the Company estimates and discloses the possible loss or range of loss to the extent necessary to make the consolidated financial statements not misleading. If the loss is not probable or cannot be reasonably estimated, a liability is not recorded in its consolidated financial statements.

As of December 31, 2020, the Company is not party to any litigation.

11. INCOME TAXES

No provision for income taxes was recorded for the year ended December 31, 2020, or for the period from Inception through December 31, 2019. The Company has incurred net pre-tax losses in the United States only for all periods presented. The Company has not reflected any benefit of such net operating loss (“NOL”) carryforwards in the accompanying financial statements. The provision for income taxes differs from the amount expected by applying the federal statutory rate to the loss before taxes as follows:
	Year Ended December 31, 2020	For the Period From August 26, 2019 (Inception) Through December 31, 2019
Profit before tax at federal statutory rate	21.0%	21.0%
State tax benefit, net of federal effects	5.4%	3.4%
Research and development credits	0.2%	0.0%
Change in fair value of convertible promissory notes	0.0%	(9.6)%
Change in valuation allowance	(26.6)%	(14.8)%
Effective income tax rate	0.0%	0.0%

Net deferred tax assets as of December 31, 2020 and 2019, consist of the following (in thousands):
	December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$18,643	$875
Intangible assets	47,936	—
Operating lease liability	1,345	—
Research and development tax credits	657	—
Convertible note	397	273
Other	66	—
Accrued bonus	—	115
Total gross deferred tax assets	69,044	1,263
Valuation allowance	(67,758)	(1,263)
Net deferred tax assets	1,286	—
Deferred tax liabilities:
Operating lease asset	(1,286)	—
Total deferred tax liability	(1,286)	—
Net deferred tax asset (liability)	$—	$—

EQRx, INC.
Notes to the Consolidated Financial Statements

11. INCOME TAXES (cont.)

In assessing the realizability of the net deferred tax asset, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income in the future. The Company has recorded a valuation allowance against its deferred tax assets as of December 31, 2020 and 2019 because the Company’s management believes that it is more likely than not that these assets will not be fully realized.

The Company has incurred NOLs since inception. As of December 31, 2020 and 2019, the Company had federal NOL carryforwards of approximately $71.0 million and $3.2 million, respectively, and state NOL carryforwards of $59.3 million and $3.2 million, respectively. The Company’s federal NOL carryforwards will not expire and the state NOL carryforwards will begin to expire at various times beginning in 2030.

As of December 31, 2020, the Company also had available federal research and development tax credit carryforwards of $0.6 million to reduce future tax liabilities which begin to expire in 2040. The Company also has state research and development tax credit carryforwards of $0.1 million available to reduce future state tax liabilities, which begin to expire in 2040. The Company did not have any available federal or state research and development tax credit carryforwards as of December 31, 2019.

NOL carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities and may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. If the Company experiences a change of ownership, as defined by Section 382, at any time following Inception, utilization of the NOL carryforwards will be subject to the annual limitations under Section 382.

The Company will recognize both accrued interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2020 and 2019, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statement of operations and comprehensive loss. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available.

12. EMPLOYEE BENEFITS

In July 2020, the Company adopted a 401(k) retirement and savings plan (the “401(k) Plan”) covering all employees. The 401(k) plan allows employees to make pre-tax or post-tax contributions up to the maximum allowable amount set by the Internal Revenue Services. Under the 401(k) Plan, the Company may make discretionary contributions as approved by the board of directors. The Company made contributions to the 401(k) Plan of approximately $0.3 million during the year ended December 31, 2020.

EQRx, INC.
Notes to the Consolidated Financial Statements

13. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (in thousands, expect share and per share data):
	Year Ended December 31, 2020	For the Period From August 26, 2019 (Inception) Through December 31, 2019
Net loss	$(249,983)	$(8,508)
Weighted average common shares outstanding, basic and diluted	25,486,021	4,264,435
Net loss per share, basic and diluted	$(9.81)	$(2.00)

The Company’s potentially dilutive securities, which include convertible preferred stock, options to purchase common stock and unvested restricted stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the periods indicated because including them would have had an anti-dilutive effect:
	December 31,
	2020	2019
Convertible preferred shares	443,331,164	—
Outstanding stock options	9,229,963	—
Unvested restricted stock	41,375,794	35,857,500

14. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August 25, 2021 which is the date the financial statements were issued.  The Company is not aware of any material subsequent events other than those disclosed below and elsewhere in the notes to the consolidated financial statements.

On August 5, 2021, the Company entered into a merger agreement with CM Life Sciences III, Inc. (“CMLS”), a Special Purpose Acquisition Company (“SPAC”) and related party, and its wholly owned subsidiary Clover III Merger Sub Inc. (“Merger Sub”) (the “Merger Agreement”). The contemplated merger (the “Business Combination”) with CMLS, under which Merger Sub will merge with and into the Company, and the Company will be a wholly owned subsidiary of CMLS, would provide all holders of Company common and preferred stock the right to receive common stock of CMLS. The post-combination public company is expected to receive net proceeds of approximately $1.7 billion upon the closing of the proposed Business Combination, assuming no redemptions are affected by stockholders of CMLS, and the newly combined business will operate under the current EQRx management team upon the closing of the proposed merger. In connection with the proposed Business Combination, CMLS has entered into agreements with existing and new investors to subscribe for and purchase an aggregate of 120.0 million shares of its common stock (the “PIPE Financing”) that will result in net proceeds of an additional $1.2 billion upon the closing of the PIPE Financing. The closing of the proposed Business Combination is a precondition to the PIPE Financing.

EQRx, INC.
Notes to the Consolidated Financial Statements

14. SUBSEQUENT EVENTS (cont.)

Subject to the terms of the Merger Agreement, at the effective time of the merger (the “Effective Time”), each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into a share of Company common stock. At the Effective Time, each option to purchase Company common stock shall become an option, respectively, to purchase shares of common stock of CMLS, subject to adjustment in accordance with the exchange ratio as defined in the Merger Agreement.

The proposed transaction is expected to be completed in the fourth quarter of 2021, subject to, among other things, the approval by CMLS’s stockholders, satisfaction of the conditions stated in the Merger Agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.

In August 2021, the Company and Relay Therapeutics, Inc. (“Relay”), a related party, entered into a discovery collaboration agreement to discover, develop, and commercialize novel medicines against validated oncology targets. Under the terms of the agreement, Relay will be responsible for the discovery phase through to IND application filing, while the Company will be responsible for clinical development, regulatory and commercialization efforts of the product candidates developed pursuant to the collaboration. Subject to certain opt-out rights, the Company and Relay will equally share in the discovery, development and commercialization costs and the net profits from sales of any collaboration medicines, if approved.

Annex A

Composite Agreement and Plan of Merger

Agreement and Plan of Merger, dated as of August 5, 2021, as amended September 21, 2021, by and among CM Life Sciences III, Inc., Clover III Merger Sub, Inc., and EQRx, Inc. (composite copy incorporating the Agreement and Plan of Merger, dated as of August 5, 2021 and Amendment to Agreement and Plan of Merger, dated as of September 21, 2021).

Each reference in the Agreement and Plan of Merger to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Agreement and Plan of Merger in any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Transaction Agreements, will mean and be a reference to the Agreement and Plan of Merger, as amended by the Amendment to Agreement and Plan of Merger.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CM LIFE SCIENCES III INC.,

CLOVER III MERGER SUB INC.,

and

EQRX, INC.

DATED AS OF August 5, 2021

Annex A-i

Annex A-ii

Annex A-iii

Schedules and Exhibits

Schedule A — Defined Terms

Exhibit A — Form of Stockholder Support Agreement

Exhibit B — Form of Stock Option and Incentive Plan

Exhibit C — Form of Employee Stock Purchase Plan

Exhibit D — Form of Second Amended and Restated Certificate of Incorporation of Parent

Exhibit E — Form of Amended and Restated Registration Rights Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of August 5, 2021, by and among CM Life Sciences III Inc., a Delaware corporation (“Parent”), Clover III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and EQRx, Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub shall individually be referred to herein as a “Party” and, collectively, the “Parties.” The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules, exhibits and annexes hereto (including the Company Disclosure Letter and the Parent Disclosure Letter, as defined herein). Defined terms used in this Agreement are listed alphabetically in Schedule A, together with the section and, if applicable, subsection in which the definition of each such term is located.

RECITALS

WHEREAS, Parent is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and other applicable Legal Requirements (collectively, as applicable based on context, the “Applicable Legal Requirements”), the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”).

WHEREAS, for U.S. federal income tax purposes (and for purposes of any applicable state or local Tax Legal Requirements that follows the U.S. federal income tax treatment), each of the Parties intends that the Merger will constitute a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and any comparable provision of state or local Tax Legal Requirements (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g).

WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of the Company.

WHEREAS, following execution of this Agreement, the Company shall seek to obtain and deliver to Parent as promptly as practicable, and in any event no later than forty-eight (48) hours following execution of this Agreement (the “Company Stockholder Approval Deadline”): (a) a stockholder voting and support agreement (the “Stockholder Voting and Support Agreement”) in the form attached hereto as Exhibit A executed by the Company Stockholders set forth on Schedule 1.1-A of the Company Disclosure Letter and (b) a lock-up letter agreement (the “Lock-Up Letter”) executed by the Company Stockholders set forth on Schedule 1.1-B of the Company Disclosure Letter.

WHEREAS, the board of directors of Parent has: (a) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL; (b) determined that the fair market value of the Company is equal to at least eighty percent (80%) of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (c) approved this Agreement and the Transactions, including

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the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (d) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent (the “Parent Recommendation”).

WHEREAS, prior to the Closing, Parent shall, in each case, subject to obtaining the approval of the Parent Stockholder Matters: (a) adopt a Stock Option and Incentive Plan in substantially the form attached hereto as Exhibit B (as such form may be modified in accordance with Section 7.18) (the “LTIP”), (b) adopt an employee stock purchase plan in substantially the form attached hereto as Exhibit C (as such form may be modified in accordance with Section 7.18) (the “ESPP”), and (c) adopt the Second Amended and Restated Certificate of Incorporation of Parent in the form attached hereto as Exhibit D (the “Parent A&R Charter”).

WHEREAS, on or about the date hereof, Parent has obtained commitments from the Equity Financing Investors for equity financing pursuant to certain subscription agreements, with such equity financings to be consummated immediately prior to the consummation of the Transactions.

WHEREAS, in connection with the consummation of the Merger, Parent and the Company Stockholders will enter into an amended and restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit E.

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I
THE CLOSING TRANSACTIONS

Section 1.1 Closing. Unless this Agreement shall have been terminated pursuant to Section 9.1, the consummation of the Transactions (the “Closing”), other than the filing of the Certificate of Merger (as defined below), shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other time, date and location as the Parties agree in writing (the date on which the Closing occurs, the “Closing Date”). The Parties agree that the Closing signatures may be transmitted by email pdf files.

Section 1.2 Parent Financing Certificate. Not more than two (2) Business Days prior to the Closing, Parent shall deliver to the Company written notice (the “Parent Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions; (b) the amount of Parent Cash and Parent Transaction Costs as of the Closing; (c) confirmation that the aggregate amount of the equity financing equal to the Equity Financing Amount was committed to Parent by the Equity Financing Agreements; and (d) the number of shares of Parent Class A Stock to be outstanding as of the Closing after giving effect to the Parent Stockholder Redemptions, any forfeitures of shares of Parent Class A Stock by the Sponsor pursuant to that certain Sponsor Forfeiture Agreement, dated as of the date hereof, between the Parent and the Company (the “Sponsor Forfeiture Agreement”), and the issuance of shares of Parent Class A Stock pursuant to the Equity Financing Agreements.

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Section 1.3 Closing Documents.

(a) At the Closing, Parent or Merger Sub, as applicable, shall deliver to the Company:

(i) a certified copy of the Parent A&R Charter;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by Parent, Sponsor and the other existing parties thereto;

(iii) copies of resolutions and actions taken by Parent’s and Merger Sub’s board of directors and stockholders in connection with the approval of this Agreement and the Transactions;

(iv) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Merger Sub and the officers and directors of Parent who will not retain such positions upon the Closing, as mutually agreed by Parent and the Company or as otherwise stated herein;

(v) a duly executed counterpart of the Earn-Out Escrow Agreement from a representative of Parent designated prior to the Closing;

(vi) the Indemnification Agreements, duly executed by Parent; and

(vii) all other documents, instruments or certificates required to be delivered by Parent at or prior to the Closing pursuant to Section 8.2.

(b) At the Closing, the Company shall deliver to Parent:

(i) a copy of the Certificate of Merger, duly executed by the Company;

(ii) a copy of the A&R Registration Rights Agreement, duly executed by parties mutually agreed upon by Parent and the Company between the date hereof and the Closing;

(iii) a duly executed counterpart of the Earn-Out Escrow Agreement from a representative of the Company that will be an officer of Parent following the Closing;

(iv) copies of resolutions and actions taken by the Company’s board of directors and the Company Stockholders in connection with the approval of this Agreement and the Transactions;

(v) a schedule reflecting: (A) the calculation, as of the Closing, of the Aggregate Company Share Amount, Total Outstanding Company Shares, each Company Stockholder’s Total Stockholder Outstanding Shares and the Per Share Amount; (B) the portion of the Closing Number of Securities issuable to each Company Stockholder at Closing pursuant to Section 2.7(a); and (C) each Company Stockholder’s Earn-Out Pro Rata Share of the Earn-Out Shares to be issued upon the occurrence of the Triggering Events in accordance with Article III; and

(vi) all other documents, instruments or certificates required to be delivered by the Company at or prior to the Closing pursuant to Section 8.3.

Section 1.4 Closing Transactions. At the Closing and on the Closing Date, the Parties shall cause the consummation of the following transactions in the following order, upon the terms and subject to the conditions of this Agreement:

(a) Parent shall make any payments in the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Parent Stockholder Redemptions.

(b) Parent shall pay, or cause to be paid, all Parent Transaction Costs and Company Transaction Costs to the applicable payees, to the extent not paid prior to the Closing.

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(c) The certificate of merger with respect to the Merger shall be prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and filed with the Secretary of State of the State of Delaware.

(d) Parent shall deposit with the Exchange Agent (or cause to be deposited therewith) the Closing Number of Securities.

(e) Parent shall deposit with the Continental (or cause to be deposited therewith) the Earn-Out Shares.

Article II
THE MERGER

Section 2.1 Effective Time. Subject to the terms and subject to the conditions of this Agreement, on the Closing Date the Company and Merger Sub shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”).

Section 2.2 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation after the Merger and as a direct, wholly-owned subsidiary of Parent.

Section 2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Corporation, which shall include the assumption by the Surviving Corporation of any and all agreements, covenants, duties and obligations of Merger Sub and the Company set forth in this Agreement to be performed after the Effective Time.

Section 2.4 Governing Documents. Subject to Section 7.13, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended to read the same as the certificate of incorporation and bylaws of the Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be “EQRx Sub, Inc.” (or such other name mutually agreed by the Parties).

Section 2.5 Directors and Officers of the Surviving Corporation. Immediately after the Effective Time, the board of directors and executive officers of the Surviving Corporation shall be the board of directors and executive officers of the Company as of immediately prior to the Effective Time.

Section 2.6 Merger Consideration.

(a) Upon the terms and subject to the conditions of this Agreement, the aggregate consideration to be paid to the Company Stockholders shall be: (i) the Closing Merger Consideration; and (ii) the contingent right to receive the Earn-Out Shares following the Closing in accordance with Article III (collectively, the “Total Consideration”).

(b) The Closing Merger Consideration shall be issued in the form of the Closing Number of Securities.

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Section 2.7 Effect of the Merger on the Company Common Stock and Company Preferred Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, the Company Stockholders or the holders of any of the securities of Parent, the following shall occur:

(a) Each share of Company Common Stock and Company Preferred Stock (other than Excluded Shares and Dissenting Shares) issued and outstanding immediately prior to the Effective Time will be cancelled and automatically deemed for all purposes to represent the right to receive a portion of the Total Consideration, with each Company Stockholder (as applicable) being entitled to receive:

(i) a number of shares of Parent Class A Stock equal to the quotient of: (A) (1) the product of (x) such Company Stockholder’s Total Stockholder Outstanding Shares multiplied by (y) the Per Share Amount divided by (B) $10.00; and

(ii) its Earn-Out Pro Rata Share of any Earn-Out Shares in accordance with Article III, subject to adjustment in accordance with Section 2.7(e);

in each case, without interest, upon delivery of the documents required pursuant to Section 2.8. As of the Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or Surviving Corporation, and each Certificate relating to the ownership of shares of Company Common Stock and Company Preferred Stock (other than Excluded Shares) shall thereafter represent only the right to receive the applicable portion of the Total Consideration.

(b) Notwithstanding anything in this Agreement to the contrary, no fraction of a share of Parent Class A Stock will be issued by virtue of the Merger. Any fractional shares that would otherwise be issued will be rounded down to the nearest whole share of Parent Class A Stock.

(c) Each issued and outstanding share of common stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(d) Each share of Company Common Stock and Company Preferred Stock held in the Company’s treasury or owned by Parent, Merger Sub or the Company immediately prior to the Effective Time (each an “Excluded Share”), shall be cancelled and no consideration shall be paid or payable with respect thereto.

(e) The numbers of shares of Parent Class A Stock that the Company Stockholders are entitled to receive as a result of the Merger, and each other amount contained herein which is based upon the number of shares of Parent Class A Stock, and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, split-up, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Class A Stock occurring on or after the date hereof and prior to the Closing.

Section 2.8 Surrender of Company Certificates and Disbursement of Closing Consideration.

(a) Subject to this Section 2.8, at the Effective Time, Parent shall deliver, or cause to be delivered to each Company Stockholder portion of the Total Consideration to which such Company Stockholder is entitled pursuant to Section 2.7(a) and Section 2.7(a)(ii) (collectively, the “Closing Consideration”).

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(b) Prior to the Effective Time, unless otherwise agreed by the Parties, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates for each Company Stockholder’s portion of the Closing Consideration.

(c) At the Effective Time, Parent shall deposit with the Exchange Agent and make available the Closing Number of Securities. At the Effective Time, Parent shall deliver irrevocable instructions to the Exchange Agent to deliver the Closing Consideration in the manner it is contemplated to be issued or paid pursuant to this Article II.

(d) Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Exchange Agent shall mail to each Company Stockholder who has not already received the Surrender Documentation (other than holders of Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form with such other provisions as Parent and the Company may reasonably agree; and (ii) instructions for submission of such letters or transmittal and other documentation reasonably required by the Exchange Agent (the “Surrender Documentation”); provided, however, that the Exchange Agent shall not be required to deliver the Surrender Documentation to any Company Stockholder that has delivered its Surrender Documentation with respect to such Company Stockholder’s Certificates to the Exchange Agent at least two (2) Business Days prior to the Closing Date. Upon submission of the Surrender Documentation, the Exchange Agent will deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration in accordance with Section 2.8(a) hereof, with the Closing Number of Securities being delivered via book-entry issuance (or at the written election of any Company Stockholder, in certificated form), less any required Tax withholdings as provided in Section 2.9; provided, however, that if the holder of such Certificate delivers to the Exchange Agent the Surrender Documentation with respect to such Company Stockholder’s Certificates at least two (2) Business Days prior to the Closing Date, the Exchange Agent shall deliver to the holder of such Certificate in exchange therefor such holder’s portion of the Closing Consideration covered by such Surrender Documentation in accordance with this sentence on the Closing Date or as promptly as practicable thereafter. The Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each Certificate shall represent after the Effective Time for all purposes only the right to receive the applicable portion of the Total Consideration attributable to such Certificate. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of shares of Company Common Stock or Company Preferred Stock that is not registered in the transfer records of the Company, the applicable portion of the Total Consideration to be delivered upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(e) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock or Company Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and deemed exchanged for (without interest and after giving effect to any required Tax withholdings as provided in Section 2.9) the portion of the Total Consideration represented by such Certificate.

(f) Any portion of the Closing Consideration that remains unclaimed by the Company Stockholders for 180 days after the Effective Time shall be delivered to the Surviving Corporation upon the Surviving Corporation’s written request. Any Company Stockholder who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of their respective portion of the Total Consideration (after giving effect to any required Tax withholdings as provided in Section 2.9) upon due submission of the Surrender Documentation, without any interest thereon. Notwithstanding the foregoing, none of the

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Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former Company Stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Legal Requirements.

Section 2.9 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under Applicable Legal Requirements; provided, that if Parent, Merger Sub, any of their respective Affiliates, or any party acting on their behalf determines that any payment to the Company Stockholders hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company (with respect to any withholding required on or before the Closing Date) or the applicable Company Stockholders (with respect to any withholding required after the Closing Date) as soon as reasonably practicable after such determination; provided, further, that the parties shall use commercially reasonable efforts to minimize any such deduction and/or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity.

Section 2.10 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors or members, as applicable, (or their designees) of the Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.11 Tax Treatment of the Merger. For U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the Parties will prepare and file all Tax Returns consistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code (or comparable provision of state and local Tax Legal Requirement) and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a final “determination” within the meaning of Section 1313 of the Code. Each Party shall use their respective reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. No Party shall take any action, or fail to take any action, that would reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 2.12 Effect on Company Options and Company Restricted Stock Awards.

(a) Each Company Option that is outstanding as of immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Class A Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Effective Time, including with respect to vesting, exercisability and termination-related provisions (each, a “Parent Option”) except that (a) such Parent Option shall provide the right to purchase that whole number of shares of Parent Class A Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time multiplied by the Equity Exchange Ratio and (b) the exercise price per share shall be equal to the exercise price per share of such Company Option in the effect immediately prior to the Effective Time (the exercise price per share, as so determined, being rounded up to the nearest full cent) divided by the Equity Exchange Ratio; provided, however, that the conversion of the Company

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Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) Each Company Restricted Stock Award that is outstanding immediately prior to the Effective Time, shall be cancelled and converted into a restricted stock award covering a number of shares of Parent Class A Stock (each a “Parent Restricted Stock Award”) equal to the number of shares of Company Common Stock underlying such Company Restricted Stock Award immediately prior to the Effective Time multiplied by the Equity Exchange Ratio, upon substantially the same terms and conditions as are in effect with respect to such Company Restricted Stock Award (including with respect to vesting and termination-related provisions).

(c) The Company shall take all necessary actions to effect the treatment of Company Options and Company Restricted Stock Awards pursuant to Section 2.12(a) and Section 2.12(b) in accordance with the Company Incentive Plan and the applicable award agreements and to ensure that no Parent Option may be exercised prior to the effective date of an applicable Form S-8 (or other applicable form, including Form S-1 or Form S-3) of Parent. The board of directors of the Company shall take all necessary actions, effective as of immediately prior to the Closing, in order to (i) provide that the unallocated share reserve remaining under the Company Incentive Plan as of the Closing Date (including any shares subsequently returned to such share reserve as a result of the termination of awards issued under the Company’s applicable stock plan) shall be included in the share reserve under the LTIP, in accordance with the terms thereof, and (ii) provide that no new Company Options will be granted under the Company Incentive Plan following the Closing. Prior to the Effective Time, the Company shall deliver to each holder of a Company Option and unvested Company Restricted Stock Award, a notice, in a form reasonably acceptable to Parent, setting forth the effect of the Merger on such holder’s Company Options and Company Restricted Stock Awards and describing the treatment of such Company Options and Company Restricted Stock Awards in accordance with this Section 2.12.

(d) Parent shall take all actions that are necessary for the assumption and conversion of the Company Options and the cancellation and conversion of the Company Restricted Stock Awards pursuant to Section 2.12. If registration of the issuance of the Parent Options or Parent Restricted Stock Award is required under the Securities Act, Parent shall file, as promptly as practicable after the date that is sixty (60) days after the Form 8-K announcing the Closing is filed (or any such earlier date permitted by Applicable Legal Requirements), a registration statement on Form S-8 with respect to such Parent Options or Parent Restricted Stock Awards and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the applicable Parent Options or Parent Restricted Stock Awards remain outstanding and such registration of the sale of the shares of Parent Class A Common Stock issuable thereunder continues to be required.

Section 2.13 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock or Company Preferred Stock outstanding immediately prior to the Effective Time and held by a Company Stockholder who has not voted in favor of the Merger or consented thereto in writing or by electronic transmissions and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Closing Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such Dissenting Shares under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into

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and shall only represent the right to receive the Closing Merger Consideration upon the surrender of such shares in accordance with this Article II. The Company shall give Parent reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock or Company Preferred Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

Article III
EARN-OUT

Section 3.1 Issuance of Earn-Out Shares.

(a) Following the Closing, and as additional consideration for the Merger and the other Transactions, Parent shall deliver or cause to be delivered from the Earn-Out Shares (including any Earn-Out Shares accumulated in the Forfeiture Pool as of the occurrence of Triggering Event I or Triggering Event II, as applicable) in accordance with the Earn-Out Escrow Agreement to each applicable Company Stockholder (other than holders of Dissenting Shares) and Earn-Out Service Provider (in accordance with its respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, in accordance with the terms of the applicable Earn-Out Award Agreement), upon the terms and subject to the conditions set forth in this Agreement and the other Transaction Agreements and, in the case of the Earn-Out Service Providers, subject to the additional requirements set forth in Section 3.4 and the applicable Earn-Out Award Agreement:

(i) upon the occurrence of Triggering Event I, a one-time issuance of 35,000,000 shares of Parent Class A Stock (the “Triggering Event I Earn-Out Shares”); and

(ii) upon the occurrence of Triggering Event II, an additional (one-time issuance) of 15,000,000 shares of Parent Class A Stock (the “Triggering Event II Earn-Out Shares”, together with the Triggering Event I Earn-Out Shares, the “Earn-Out Shares”).

(b) For the avoidance of doubt, (i) the Earn-Out Shares shall be, in each case, equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock occurring on or after the Closing, (ii) Triggering Event I and Triggering Event II may be achieved at the same time or over the same overlapping Trading Days, (iii) Earn-Out Shares issued to Company Stockholders that received a Parent Restricted Stock Award at the Closing may be issued in the form of an additional Parent Restricted Stock Award with substantially the same terms and conditions as are in effect with respect to such Company Restricted Stock Award (including with respect to vesting and termination-related provisions), and (iv) in no event shall the total number of Earn-Out Shares issuable to Company Stockholder and Earn-Out Service Providers exceed 50,000,000 shares of Parent Class A Stock.

Section 3.2 Acceleration Event. If, prior to the expiration of the Earn-Out Period, there is a Change of Control that will result in the holders of Parent Class A Stock receiving a per share price equal to or in excess of the applicable Common Share Price required in connection with the Triggering Events (an “Acceleration Event”), then immediately prior to the consummation of such Change of Control (the “Accelerated Vesting Date”): (a) the Triggering Events that had not previously occurred shall be deemed to have occurred; and (b) Parent shall deliver or cause to be delivered from the Earn-Out Shares (including any Earn-Out Shares accumulated in the Forfeiture Pool as of the Accelerated Vesting Date) in accordance with the Earn-Out Escrow Agreement to each applicable Company Stockholder and Earn-Out Service Providers (in accordance with its respective Earn-Out Pro Rata Share and, in the case of Earn-Out Service

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Providers, if and to the extent required in accordance with the applicable Earn-Out Award Agreement), and the recipients of such issued Earn-Out Shares shall be eligible to participate with respect thereto in such Change of Control. If there is a Change of Control following the Earn-Out Period, then immediately prior to the consummation of such Change of Control, Parent shall issue the Earn-Out Shares then-accumulated in the Forfeiture Pool, if any, to the Company Stockholders and Earn-Out Service Providers (in accordance with their respective Earn-Out Pro Rata Share and, in the case of the Earn-Out Service Providers, if and to the extent required in accordance with the applicable Earn-Out Award Agreement), and the recipients of such issued Earn-Out Shares shall be eligible to participate with respect thereto in such Change of Control.

Section 3.3 Tax Treatment of Earn-Out Shares. Any issuance of Earn-Out Shares to Company Stockholders, including any delivery of Earn-Out Shares made upon the occurrence of an Acceleration Event pursuant to Section 3.2, shall be treated as an adjustment to the Total Consideration by the Parties for Tax purposes, unless otherwise required by Tax law, and such issuance is intended to comply with and shall be effected in accordance with Rev. Proc. 84-42, 1984-1 C.B. 521.

Section 3.4 Earn-Out Service Providers. Earn-Out Shares issuable upon the occurrence of a Triggering Event may be issued to Earn-Out Service Providers as described in this Section 3.4 rather than to Company Stockholders. The terms of the issuance of the Earn-Out Shares underlying an award of Earn-Out RSUs to the Earn-Out Service Providers shall be set forth in a written agreement between the Company and such Earn-Out Service Provider (each, an “Earn-Out Award Agreement”), in a form reasonably acceptable to Parent, which may provide that the Earn-Out Shares that would otherwise become issuable to an Earn-Out Service Provider pursuant to Section 3.1 shall remain subject to certain additional vesting conditions as set forth therein, and which may provide for accelerated vesting in the event of a Change of Control. In the event that an Earn-Out Service Provider does not satisfy the vesting conditions set forth in his or her Earn-Out Award Agreement, such Earn-Out Service Provider shall be deemed to have forfeited his or her right to receive the applicable Earn-Out Shares for no consideration. Any such Earn-Out Shares that are so forfeited under the terms of an Earn-Out Award Agreement shall accumulate in the “Forfeiture Pool” and shall be issued in accordance with Section 3.1 or Section 3.2, as applicable; provided that, for the avoidance of doubt, no Earn-Out Shares shall be issuable, including those accumulated in the Forfeiture Pool, unless and until the conditions set forth in Section 3.1 or Section 3.2, as applicable, have been met. The delivery of Earn-Out Shares underlying the Earn-Out RSUs shall be subject to the payment of any applicable Tax withholdings and compliance with any applicable requirements of the securities and other laws.

Section 3.5 Escrow of Earn-Out Shares.

(a) At the Closing, the Company shall deliver electronically to Continental, the Earn-Out Shares.

(b) Upon receipt of the Earn-Out Shares, Continental will place the Earn-Out Shares in an escrow account established pursuant to an escrow agreement, in a form mutually agreed by Parent, the Company and Continental (the “Earn-Out Escrow Agreement”).

(c) Promptly upon the occurrence of the Triggering Events, a representative designated prior to the Closing by Parent and Parent shall jointly prepare and deliver, or cause to be prepared and delivered, in a mutually agreeable written notice to Continental (a “Release Notice”), which Release Notice shall set forth in reasonable detail the specific release instructions with respect to the Earn-Out Shares, including, without limitation, the number of Earn-Out Shares to be released and the identity of each Person to whom such Earn-Out Shares shall be released.

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Article IV
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to Parent and Merger Sub prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date as follows:

Section 4.1 Organization and Qualification. The Company is a corporation duly incorporated, validly existing and in good standing under the Legal Requirements of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to the Group Companies, taken as a whole. The Company is duly licensed or qualified to do business in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect. Complete and correct copies of the certificate of incorporation, certificate of designation, stockholders’ rights agreement and by-laws (and any other governing documents or instruments, collectively, the “Charter Documents”) of the Company as amended and currently in effect, have been made available to Parent or its representatives.

Section 4.2 Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Each Company Subsidiary has been duly formed or organized and is validly existing under the Legal Requirements of its respective jurisdiction of incorporation or organization and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being conducted, except where the failure to be so formed, organized or existing, or to have such power and authority, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Company has previously provided to Parent or its representatives true and complete copies of the Charter Documents of the Company Subsidiaries, as amended and currently in effect.

(b) Except as set forth on Schedule 4.2(b) of the Company Disclosure Letter, each Company Subsidiary is duly licensed or qualified to do business and, where applicable, is in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which it is conducting business, or the operation, ownership or leasing of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 620,000,000 shares of Common Stock, par value $0.0001 of the Company (the “Company Common Stock”), of which 76,912,028 shares are issued and outstanding as of the date of this Agreement; (ii) 469,955,057 shares of Preferred Stock, par value $0.0001 of the Company, of which (x) 262,070,014 shares have been designated Series A Preferred Stock of the Company (the “Company Series A Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement and (y) 207,885,043 shares have been designated Series B Preferred Stock of the Company (the “Company Series B Preferred Stock”, together with the Company

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Series A Preferred Stock, the “Company Preferred Stock”), 207,394,482 of which are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Each share of Company Common Stock and Company Preferred Stock has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Company’s Charter Documents.

(b) The Company has previously provided to Parent a list, dated as of August 3, 2021, that is true and correct as of such date, setting forth the name of (i) each Company Stockholder and the number and class or series of shares of Company Common Stock and Company Preferred Stock held by each, and (ii) each holder of any Company Option and Company Restricted Stock Awards granted under the Company Incentive Plan, the number of Company Options and Company Restricted Stock Awards held by each holder, the class of shares underlying such Company Options or Company Restricted Stock Award and the applicable exercise price of the Company Options (the “Capitalization Ledger”). Other than the Company Options and the Company Restricted Stock Awards there are no stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted stock, restricted stock unit or other equity-based compensation award or similar rights with respect to the Company. Each Company Option held by a U.S. taxpayer has been granted with an exercise price that is intended to be no less than the fair market value of the underlying Company Common Stock on the date of grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, if applicable. Each Company Option held by a U.S. taxpayer is intended to be exempt under Section 409A of the Code. Other than the Company Options, the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Company Common Stock or Company Preferred Stock, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of Company Common Stock or Company Preferred Stock, and there are no agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock. Except for this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings with respect to the shares of Company Common Stock or Company Preferred Stock.

(c) The outstanding shares of capital stock (or other equity interests) of each of the Company Subsidiaries have been duly authorized and validly issued and (if applicable) are fully paid and nonassessable (where such concepts are applicable) and have not been issued in violation of any preemptive or similar rights. The Company or one or more of its wholly owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock (or other equity interests) of such Company Subsidiaries free and clear of any Liens other than (i) as may be set forth on Schedule 4.3(c); (ii) for any restrictions on sales of securities under applicable securities laws; and (iii) Permitted Liens. There are no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for any shares of capital stock (or other equity interests) of such Company Subsidiaries, any other commitments or agreements providing for the issuance of additional shares (or other equity interests), the sale of treasury shares, or for the repurchase or redemption of such Company Subsidiaries’ shares of capital stock (or other equity interests), or any agreements of any kind which may obligate any Company Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its shares of capital stock (or other equity interests). Except for the equity interests of the Company Subsidiaries set forth on Schedule 4.2(a) of the Company Disclosure Letter and as otherwise set forth on Schedule 4.3(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract,

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binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(d) Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.4 Due Authorization. The Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions (including the Merger), in each case, subject to the consents, approvals, authorizations and other requirements described in Section 4.5. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Merger) have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly authorized by all requisite action, including approval by the board of directors of the Company and, following receipt of the affirmative vote or consent of the holders of shares representing a majority of the voting power of the Company required to approve and adopt this Agreement, the Merger and the other Transactions under the Charter Documents and the DGCL, including, without limitation, the approval of the holders of the Company Preferred Stock and Company Common Stock, respectively, including the (x) approval of the majority of the holders of the Company Preferred Stock and the Company Common Stock voting as a single class (on an as converted basis) and (y) approval of fifty-five percent (55%) of the holders of the outstanding Company Preferred Stock (the Company Series A Preferred Stock and the Company Series B Preferred Stock voting together as a separate class from the Company Common Stock) (collectively, the “Company Stockholder Approval”), and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and (assuming this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub) constitute or will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (collectively, the “Remedies Exception”).

Section 4.5 No Conflict; Governmental Consents and Filings.

(a) Except as set forth on Schedule 4.5(a) of the Company Disclosure Letter, subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.5(b), the execution, delivery and performance of this Agreement (including the consummation by the Company of the Transactions) and the other Transaction Agreements to which the Company is a party by the Company do not and will not: (i) violate any provision of, or result in the breach of, any Applicable Legal Requirement to which any of the Group Companies is subject or by which any property or asset of any of the Group Companies is bound; (ii) conflict with or violate the Charter Documents of any of the Group Companies; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, or create any right to payment under any Company Material Contract or Material Current Government Contract, or terminate or result in the termination of any Company Material Contract or Material Current Government Contract, or result in the creation of any Lien under any Company Material Contract or Material Current Government Contract upon any of the properties or assets of any of the Group Companies, or constitute an event which, after notice or lapse of time or both, would

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result in any such violation, breach, default, acceleration, termination or creation of a Lien; or (iv) result in a violation or revocation of any required Approvals, except to the extent that the occurrence of any of the foregoing items set forth in clauses (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, no consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement, any of the other Transaction Agreements to which it is a party or the consummation by the Company of the Transactions (including the Merger), except for: (i) applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any similar foreign law; (ii) any consents, notices, approvals, authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to have a Company Material Adverse Effect; (iii) compliance with any applicable requirements of the securities laws; (iv) as otherwise disclosed on Schedule 4.5(b); and (v) the filing of the Certificate of Merger in accordance with the DGCL.

Section 4.6 Legal Compliance; Approvals.

(a) Each of the Group Companies has, since the Company’s inception, complied with, and is not currently in violation of, any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and are not reasonably likely to be material to the Group Companies, taken as a whole. No written, or to the Knowledge of the Company, oral notice of non-compliance with any Applicable Legal Requirements has been received since the Company’s inception by any of the Group Companies.

(b) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

Section 4.7 Government Contracts. Schedule 4.7 of the Company Disclosure Letter sets forth a list of each Current Government Contract in existence as of the date hereof that involves aggregate payments to the Company or any of the Company Subsidiaries that are reasonably expected to be in excess of $250,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the Company or a Company Subsidiary, as applicable. Each Material Current Government Contract: (i) is a legal, valid binding obligation of the Company or such Company Subsidiary, as applicable; and (ii) is in full force and effect and enforceable against the Company or such Company Subsidiary, as applicable, in accordance with its terms.

Section 4.8 Financial Statements.

(a) The Company has previously provided to Parent: (i) the audited consolidated balance sheets and consolidated statements of operations and comprehensive loss, changes in equity and cash flows of the Group Companies for the twelve-month period ended December 31, 2020 and December 31, 2019 together with the auditor’s reports thereon (the “Audited Financial Statements”); and (ii) an unaudited consolidated balance sheet and statements of operations and comprehensive loss and cash flows of the Group Companies as of and for the six-month period ended June 30, 2021 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on

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Schedule 4.8(a) of the Company Disclosure Letter, the Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Group Companies as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except in the case of the Interim Financial Statements for the absence of footnotes and other presentation items and for normal year-end adjustments).

(b) The Company has established and maintained a system of internal controls. To the Knowledge of the Company, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP.

(c) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.9 No Undisclosed Liabilities. There is no liability, debt or obligation (absolute, accrued, contingent or otherwise) of any of the Group Companies of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts and obligations: (a) provided for in, or otherwise reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of the operation of business of the Group Companies; (c) incurred in connection with the transactions contemplated by this Agreement; or (d) which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2020 through the date of this Agreement, except as required to respond to Pandemic Measures, each of the Group Companies has conducted its business in the ordinary course consistent with past practice and there has not been: (a) any Company Material Adverse Effect; (b) any purchase, redemption or other acquisition by the Company of any of the shares of Company Common Stock, Company Preferred Stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such Company Common Stock, Company Preferred Stock or other securities, other than pursuant to the terms of a Company Option, other than the repurchase of unvested shares of Company Common Stock from former Company employees, consultants or other service providers; (c) any split, combination or reclassification of any of the shares of Company Common Stock or Company Preferred Stock; (d) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP or Applicable Legal Requirements; (e) any change in the auditors of the Company; (f) except as set forth on Schedule 4.10(f) of the Company Disclosure Letter, any issuance of shares of Company Common Stock or Company Preferred Stock, other than in connection with the exercise of a Company Option; (g) any revaluation by the Company of any of its assets, including any sale of assets of the Company other than with respect to sales in the ordinary course of business; or (h) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 6.1 (other than clauses (a), (c), (d), (i), (j) and, to the extent related to the foregoing clauses, (n) thereof) if such action were taken on or after the date hereof without the consent of Parent.

Section 4.11 Litigation. Except as set forth on Schedule 4.11 of the Company Disclosure Letter or as would not be material to the Group Companies, taken as a whole, as of the date hereof, there are: (a) no pending or, to the Knowledge of the Company, threatened in writing, Legal Proceedings against any of the Group Companies or any of its properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such; (b) to the Knowledge of the Company, other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity pursuant to a Current Government Contract, no pending or threatened in writing, audits, examinations or investigations by any Governmental Entity against any of the Group Companies with regard

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to their actions as such; (c) no pending or threatened in writing Legal Proceedings by any of the Group Companies against any third party; (d) no settlements or similar agreements that imposes any material ongoing obligations or restrictions on any of the Group Companies; and (e) no Orders imposed or, to the Knowledge of the Company, threatened to be imposed upon any of the Group Companies or any of their respective properties or assets, or any of the directors or officers of any of the Group Companies with regard to their actions as such.

Section 4.12 Company Benefit Plans.

(a) Schedule 4.12(a) of the Company Disclosure Letter sets forth a complete list of each material Company Benefit Plan, including all employment contracts or offer letters unless any such arrangement is in a form substantially similar to a form of employment contract or offer letter identified on Schedule 4.12(a) of the Company Disclosure Letter (which schedule includes a general description of groups of employees that has entered into agreements on such forms). “Company Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each other retirement, supplemental retirement, deferred compensation, employment, bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change of control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, fringe benefit and all other employee benefit plan, policy, agreement, program or arrangement, whether or not subject to ERISA, whether formal or informal, oral or written, which any Group Company sponsors or maintains for the benefit of its current or former employees, individuals who provide services and are compensated as individual independent contractors or directors, or with respect to which any Group Company has any direct or indirect present or future liability, including, without limitation, any liability on account of the Group Company’s affiliation with an ERISA Affiliate. Notwithstanding anything to the contrary herein, in the case of any representation or warranty contained in this Section 4.12 concerning an employee benefit plan that is a Company Benefit Plan on account of the Company’s affiliation with an ERISA Affiliate, such representation and warranty is made to the Knowledge of the Company.

(b) With respect to each Company Benefit Plan on Schedule 4.12(a) of the Company Disclosure Letter, the Company has made available to Parent or its representatives copies of, as applicable: (i) such Company Benefit Plan, or the applicable form listed on Schedule 4.12(a) of the Company Disclosure Letter, and any trust agreement relating to such plan; (ii) the most recent summary plan description for such Company Benefit Plan for which such summary plan description is required; (iii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Company Benefit Plan (if applicable); (iv) the most recent audited financial statements, and actuarial or other valuation reports; (v) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service with respect to such Company Benefit Plan; and (vi) any material non-routine correspondence with any Governmental Entity regarding any Company Benefit Plan since the Company’s inception.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole:

(i) each Company Benefit Plan has been administered in accordance with its terms and all Applicable Legal Requirements, including ERISA and the Code;

(ii) all contributions required to be made with respect to any Company Benefit Plan on or before the date hereof have been made;

(iii) no non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Company Benefit Plan;

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(iv) with respect to any Company Benefit Plan no actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, proceedings or lawsuits are pending, or, to the Knowledge of the Company, threatened against any Company Benefit Plan, the assets of any of the trusts under such plans or the plan sponsor or administrator, or against any fiduciary of any Company Benefit Plan with respect to the operation thereof; and

(v) no event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of the Company’s affiliation with any of its ERISA Affiliates, subject any Group Company to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements

(d) Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code: (A) has received a favorable determination or opinion letter as to its qualification; or (B) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and to the Knowledge of the Company, nothing has occurred and no circumstances exist that would reasonably be expected to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, (i) no Company Benefit Plan covered by Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (a “Pension Plan”) has been terminated and no proceedings have been instituted to terminate or appoint a trustee to administer any such plan; (ii) no Pension Plan has failed to satisfy the minimum funding standard within the meaning of Section 412 of the Code or Section 302 of ERISA, or obtained a waiver of any minimum funding standard or an extension of any amortization period under Section 412 of the Code or Section 302 or 304 of ERISA; (iii) no Pension Plan is, or is expected to be, considered an at-risk plan within the meaning of Section 430 of the Code or Section 303 of ERISA; (iv) neither the Company, any of its Subsidiaries, or any of their respective ERISA Affiliates has incurred any unsatisfied withdrawal liability to any “multiemployer plan” within the meaning of Section (3)(37) of ERISA (“Multiemployer Plan”) and the aggregate liabilities of the Group Companies to all Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each Multiemployer Plan ended prior to the date hereof, would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole and (v) to the Knowledge of the Company, no Multiemployer Plan is in endangered or critical status under Section 432 of the Code or Section 305 of ERISA. No Group Company nor any of their respective ERISA Affiliates has, within the past six years, sponsored, contributed to, been obligated to contribute to, or has any current or contingent liability in respect of a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, with respect to the Company Benefit Plans or their administrators or fiduciaries: (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened; and (ii) no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims.

(g) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since December 31, 2020, (i) no Group Company has been party to any proceeding, order, dispute, or claim involving any joint employer or co-employer causes of action by any individual who was employed or engaged by a third party and providing services to any Group Company; and (ii) no Group Company has been deemed to be, or to the

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Knowledge of the Company alleged to be, in a joint-employment, co-employment, or similar relationship with any third party, with respect to any of the Group Company’s employees or individual independent contractors

(h) None of the Company Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retiree or post-employment health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s) and in any material respect: (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Group Companies or under any Company Benefit Plan; or (iv) result in any limit on the right to merge, amend or terminate any Company Benefit Plan.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s), give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

(k) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(l) Each Company Benefit Plan which is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code in all material respects.

Section 4.13 Labor Relations.

(a) The Company has made available to the Parent a complete list of all employees of the Group Companies as of the date of this Agreement and, as applicable, their classification as exempt or non-exempt under the Fair Labor Standards Act, employer, title and/or job description, job location (city and state) and base compensation and any bonuses paid with respect to the 2020 fiscal year; provided that such list may be anonymized in order to comply with Applicable Legal Requirements relating to the transfer or disclosure of personally identifiable information, data privacy, or otherwise. As of the date of this Agreement, all employees of the Group Companies are legally permitted to be employed by the Group Companies in the jurisdiction in which such employees are employed in their current job capacities.

(b) No Group Company is a party to or negotiating any collective bargaining agreement with respect to employees of any Group Company.

(c) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since the Company’s inception, there have been no strikes, work stoppages, slowdowns, lockouts, arbitrations, or material grievances or other labor disputes (including unfair labor practice charges, grievances, or complaints) pending, or, to the Knowledge of the Company, threatened against or involving any Group Company. Since the Company’s inception, (i) no labor union or other labor organization, or group of employees of any Group Company, has made a written demand for recognition or certification with respect to any employees of any Group Company, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed

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with the National Labor Relations Board or any similar labor relations tribunal or authority, (ii) to the Knowledge of the Company, there have been no pending or threatened union organizing activities with respect to employees of any Group Company, and (iii) there has been no actual or, to the Knowledge of the Company, threatened, material unfair labor practice charges against any Group Company.

(d) As of the date hereof, there are no, and since the Company’s inception through the date hereof, there has been no, complaints, charges or claims against the Company pending or, to Knowledge of the Company, threatened before any Governmental Entity based on, arising out of, in connection with or otherwise relating to the employment, termination of employment or failure to employ by any Group Company, of any individual, except for those complaints, charges or claims which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(e) The Group Companies are, and since the Company’s inception through the date hereof, have been, in compliance in all material respects with all Legal Requirements relating to the employment of labor, including all such Legal Requirements relating to wages (including minimum wage and overtime), hours or work, child labor, discrimination, civil rights, withholdings and deductions, classification and payment of employees, independent contractors, and consultants, employment equity, the federal Worker Adjustment and Retraining Notification Act (“WARN”) and any similar state or local “mass layoff” or “plant closing” Legal Requirement, collective bargaining, occupational health and safety, workers’ compensation, and immigration, except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the Group Companies within the six months prior to the date of this Agreement and no such events are reasonably expected to occur prior to Closing.

(f) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since the Company’s inception, (i) each of the Group Companies has withheld all amounts required by Legal Requirements or by agreement to be withheld from the wages, salaries and other payments that have become due and payable to employees; (ii) each of the Group Companies has paid in full to all employees and individual independent contractors all wages, salaries, commissions, bonuses and other compensation due and payable to or on behalf of such employees and such individual independent contractors; (iii) to the Knowledge of the Company, each individual who since the Company’s inception has provided or is providing services to any Group Company, and has been classified as (y) an independent contractor, consultant, leased employee, or other non-employee service provider, or (z) an exempt employee, has been properly classified as such under all Applicable Legal Requirements relating to wage and hour and Tax; and (iv) no Group Company has been liable for any arrears of wages, compensation or related Taxes, penalties, or other sums with respect to its employees.

(g) To the Knowledge of the Company, no senior executive has provided oral or written notice, and no key employee of the Group Companies has provided written notice, of any present intention to terminate his or her relationship with any Group Company within the first twelve (12) months following the Closing.

(h) Since the Company’s inception, there have been no material employment discrimination or employment harassment allegations made in writing raised, brought, or settled or, to the Knowledge of the Company, threatened, relating to any appointed officer or director of any Group Company involving or relating to his or her services provided to the Group Companies that would reasonably be expected to result in any material liability to the Group Companies, taken as a whole. The policies and practices of the Group Companies comply in all material respects with all federal, state, and local Legal Requirements concerning employment discrimination and employment harassment, except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

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(i) Except as would not reasonably be expected to result in material liabilities to the Group Companies, taken as a whole, since the Company’s inception, (i) no Group Company has been party to any proceeding, order, dispute, or claim involving any joint employer or co-employer causes of action by any individual who was employed or engaged by a third party and providing services to any Group Company; and (ii) no Group Company has been deemed to be, or to the Knowledge of the Company alleged to be, in a joint-employment, co-employment, or similar relationship with any third party, with respect to any of the Group Company’s employees or individual independent contractors.

(j) The execution and delivery of this Agreement and the other Transaction Agreements and the performance of this Agreement and the Transactions do not require the Company to seek or obtain any consent, engage in consultation with, or issue any notice to any unions or labor organizations.

Section 4.14 Real Property; Tangible Property.

(a) The Group Companies do not own any real property.

(b) Schedule 4.14(b) of the Company Disclosure Letter lists, as of the date of this Agreement, all material real property leased by the Group Companies (the “Leased Real Property”). The Company or one of the Company Subsidiaries has a valid, binding and enforceable leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property and each of the leases, lease guarantees, agreements and documents related to any Leased Real Property, including all amendments, terminations and modifications thereof, is in full force and effect. The Company has made available to Parent true, correct and complete copies of all material Leased Real Property. None of the Group Companies is in breach of or default under any Leased Real Property lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a breach or default, except for such breaches or defaults as would not individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. None of the Group Companies has received written notice from, or given any written notice to, any lessor of such Leased Real Property of, nor is there any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property. No party to any Leased Real Property lease has exercised any termination rights with respect thereto.

(c) The Company or one of the Company Subsidiaries owns and has good and marketable title to, or a valid leasehold interest in or right to use, all of its material tangible assets or personal property (together with the Intellectual Property rights and contractual rights), free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any leases. The material tangible assets or personal property of the Group Companies: (A) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Group Companies as they are now conducted, and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; and (B) have been maintained in all material respects in accordance with generally applicable accepted industry practice, are in good working order and condition, except for ordinary wear and tear and as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Group Companies, taken as a whole.

Section 4.15 Taxes.

(a) All material Tax Returns required to be filed by (or with respect to) the Group Companies have been timely filed (after giving effect to any valid extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) The Group Companies have paid all material amounts of their Taxes which are due and payable. All material Taxes incurred but not yet due and payable (i) for periods covered by the

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Financial Statements have been accrued and adequately disclosed on the Financial Statements of the Group Companies in accordance with GAAP, and (ii) for periods not covered by the Financial Statements have been accrued on the books and records of the Group Companies.

(c) The Group Companies have complied in all material respects with all Applicable Legal Requirements relating to the withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by the Group Companies have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against any Group Company (nor to the Knowledge of the Company is there any), which deficiency has not been paid, resolved, or being contested in good faith in appropriate Legal Proceedings and for which sufficient reserves have been established on the Financial Statements in accordance with GAAP. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against any Group Company with respect to any Taxes due from such entities (and, to the Knowledge of the Company, no such audit is pending or contemplated).

(e) There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) There are no Tax indemnification agreements or Tax sharing agreements under which any Group Company could be liable after the Closing Date for the Tax liability of any Person other than one or more of the Group Companies, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(g) None of the Group Companies has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the past two years.

(h) None of the Group Companies has entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) No Group Company: (i) has any liability for the Taxes of another Person (other than another Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Legal Requirement) or as a transferee or a successor; or (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company (or another Group Company).

(j) No Group Company has consented to waive or extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect, and no written request for any such waiver or extension is currently pending.

(k) No Group Company has a permanent establishment in any country other than the country of its organization or has been subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Legal Requirements); (iii) other than in the ordinary course of business a prepaid amount

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received or deferred revenue recognized on or prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Tax Legal Requirements) that occurred or existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Legal Requirements entered into prior to the Closing; or (vi) an inclusion under Section 965 of the Code.

(m) The Company is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) No claim has been made in writing (nor to the Knowledge of the Company is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(o) As of the date of this Agreement, the Company is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 4.16 Environmental Matters. Each of the Group Companies is in compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole. The Group Companies have obtained, hold, are, and since the Company’s inception have been, in material compliance with all permits required under applicable Environmental Laws to permit the Group Companies to operate their assets in a manner in which they are now operated and maintained and to conduct the business of the Group Companies as currently conducted, except where the absence of, or failure to be in material compliance with, any such permit would not reasonably be expected to be material to the Group Companies taken as a whole. Except as set forth on Schedule 4.16 of the Company Disclosure Letter, there are no written claims or notices of violation pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies alleging violations of or liability under any Environmental Law, except for any such claim or notice that would not reasonably be expected to be material to the Group Companies. Neither the Group Companies nor, to the Knowledge of the Company, any other Person has disposed of or released any Hazardous Material at, on or under the any facility currently or formerly owned or operated by any of the Group Companies or any third-party site, in each case in a manner that would be reasonably likely to give rise to a material liability of the Group Companies for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under any Environmental Laws. None of the Group Companies has agreed to indemnify any Person or assumed by Contract the liability of any third party arising under Environmental Law. The Group Companies have made available to Parent copies of all material written environmental reports, audits, assessments, liability analyses, memoranda and studies in the possession of, or conducted by, the Group Companies with respect to compliance or liabilities under Environmental Law.

Section 4.17 Brokers; Third Party Expenses. Except as reflected on Schedule 4.17, no broker, finder, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which Parent or any of the Group Companies would be liable in connection with the transactions contemplated by this Agreement or the Transactions based upon arrangements made by any of the Group Companies or any of their Affiliates.

Section 4.18 Intellectual Property.

(a) Schedule 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date of this Agreement, of each registered Patent and Patent application, registered Trademark and application for Trademark registration, registered Copyright, internet domain name, and material unregistered Trademark which any of the Group Companies has (or
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purports to have) an ownership interest or an exclusive license or similar exclusive right in any field or territory, whether in the United States or internationally (in each case setting forth the applicable jurisdiction, title, application and registration or serial number and date, and record owner and, if different, the legal owner and beneficial owner).

(b) The Company or one of the Company Subsidiaries owns, or has the right to use pursuant to a valid license, sublicense, or other written agreement all Intellectual Property material to the conduct and operation of the business of the Group Companies, as presently conducted and as proposed to be conducted immediately following the Closing. The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens).

(c) Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, the conduct and operation of the business of the Group Companies as presently conducted and as proposed to be conducted immediately following the Closing (including the creation, licensing, marketing, importation, offering for sale, sale, or use of the products and services of the business of the Group Companies), and the Owned Intellectual Property has not infringed, misappropriated (or constituted or resulted from a misappropriation of) or otherwise violated, and are not infringing, misappropriating (or constitute or result from the misappropriation of) or otherwise violating any Intellectual Property of any Person. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, none of the Group Companies has received from any Person since the Company’s inception any written (or to the Knowledge of the Company, oral) notice, charge, complaint, claim or other assertion (i) of any infringement, misappropriation or other violation of any Intellectual Property of any Person or (ii) contesting the use, ownership, validity or enforceability of any of the Owned Intellectual Property. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, to the Knowledge of the Company, no other Person has infringed, misappropriated or violated, or is infringing, misappropriating or violating, any Intellectual Property of any of the Group Companies, and no such claims have been made in writing against any Person by any of the Group Companies since the Company’s inception. Except in relation to the disputes disclosed on Schedule 4.18(c)(i) of the Company Disclosure Letter, none of the Owned Intellectual Property is subject to any pending or outstanding Order, settlement, consent order or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any Owned Intellectual Property.

(d) To the Knowledge of the Company, no past or present director, officer or employee of any of the Group Companies owns (or has any claim, or any right (whether or not currently exercisable) to any ownership interest, in or to) any material Owned Intellectual Property. Each of the present employees, consultants and independent contractors of the Group Companies who are engaged in creating or developing for or on behalf of such Group Company any material Owned Intellectual Property in the course of such Person’s employment or engagement has executed and delivered a written agreement, pursuant to which such Person has: (i) agreed to hold all confidential information of such Group Company in confidence both during and after such Person’s employment or retention, as applicable; and (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all Owned Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no material uncured breach by any such Person with respect to material Owned Intellectual Property under any such agreement.

(e) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, value and confidentiality of all Trade Secrets constituting Owned Intellectual Property and that are material to the business of the Group Companies, and all Trade Secrets of any Person to whom any Group Company has a contractual confidentiality obligation with respect to such Trade Secrets. No Trade Secret that is material to the business of the Group Companies has been authorized to be disclosed, or, to the Knowledge of the Company, has been disclosed to any other Person, other than as subject to a written agreement restricting the disclosure and use of such Trade Secret. No source code constituting Owned

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Intellectual Property has been delivered, licensed or made available by any Group Company to, or accessed by, any escrow agent or other Person, other than employees or contractors of such Group Company subject to written agreements restricting the disclosure and use of such source code.

(f) No open source software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, maintenance, operation, delivery or provision of any computer software that is part of the services or products currently offered by, utilized by or under development by, the Group Companies, in each case, in a manner that requires or obligates any Group Company to: (i) disclose, contribute, distribute, license or otherwise make available to any Person (including the open source community) any source code constituting Owned Intellectual Property; (ii) license any computer software constituting Owned Intellectual Property for making modifications or derivative works; (iii) disclose, contribute, distribute, license or otherwise make available to any Person any computer software constituting Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents. Each Group Company is in compliance with the terms and conditions of all relevant licenses for open source software used in connection with services or products currently offered by, otherwise utilized by or under development by the Group Companies.

(g) No Governmental Entity has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the software constituting Owned Intellectual Property; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property. No funding, facilities or personnel of any Governmental Entity were used, directly or indirectly, to develop or create, in whole or in part, any Owned Intellectual Property.

(h) The Company or one of the Company Subsidiaries owns or has a valid right to access and use pursuant to a written agreement all Company IT Systems. The Company IT Systems: (i) are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted; and (ii) do not contain any viruses, worms, trojan horses, bugs, faults or other devices, errors, contaminants or effects that (A) materially disrupt or adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any Company IT Systems. Since the Company’s inception, there has been no unauthorized access to, breach or violation of, or security incidents impacting the integrity and availability of any Company IT Systems. Since the Company’s inception, there have been no failures, breakdowns, continued substandard performance, data loss, material outages, material unscheduled downtime or other adverse events affecting any such Company IT Systems that have caused or could reasonably be expected to result in the substantial disruption of or interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Group Companies.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in combination with any other event) will result in the: (i) loss or impairment of, or any Lien on, any Owned Intellectual Property or material Licensed Intellectual Property; (ii) release, disclosure or delivery of any source code constituting Owned Intellectual Property to any Person; (iii) grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property; or (iv) payment of any additional consideration to, or the reduction of any payments from, any Person with respect to any Owned Intellectual Property or material Licensed Intellectual Property.

Section 4.19 Privacy & Cybersecurity; HIPAA Compliance.

(a) The Group Companies and, to the Knowledge of the Company, any Person acting for or on the Group Companies’ behalf has at all times since the Company’s inception (in the case of any such Person, during the time such Person was acting for or on behalf of any of the Group Companies) materially complied, as applicable to the Group Companies, with: (i) all applicable

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Privacy Laws; (ii) all of the Group Companies’ policies and notices regarding Personal Information (“Group Companies’ Privacy Notices”); and (iii) all of the Group Companies’ obligations regarding Personal Information under any Company Material Contract. Since the Company’s inception, none of the Group Companies has received any written notice of any claims (including written notice from third parties acting on its or their behalf), of or been charged with, the violation of, any Privacy Laws. None of the Group Companies’ Privacy Notices have contained any material omissions or been misleading or deceptive.

(b) Except as reflected on Schedule 4.19(b), each of the Group Companies has since the Company’s inception used reasonable efforts to: (i) implement and maintain in all material respects reasonable safeguards to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, use, destruction, modification or disclosure; and (ii) require all third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Information for or on behalf of such Group Company that obligate such Persons to comply with applicable Privacy Laws in all material respects and to take reasonable steps to protect and secure Personal Information from loss, theft, misuse or unauthorized access, use, destruction modification or disclosure. Any third party who has provided Personal Information to such Group Company since the Company’s inception has done so in compliance with applicable Privacy Laws, including providing any notice and obtaining any consent required under such Privacy Laws.

(c) Since the Company’s inception, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any Personal Information and other confidential data in the possession or control of any of the Group Companies or collected, used or processed by or on behalf of the Group Companies and none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with unauthorized access to or disclosure of Personal Information since the Company’s inception. Since the Company’s inception, the Group Companies have implemented reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans, to the extent required, to safeguard the data and Personal Information in its possession or control. The Company has conducted commercially reasonable data security testing or audits at reasonable and appropriate intervals and has resolved or remediated any material data security issues or vulnerabilities identified. None of the Group Companies nor any third party acting at the direction or authorization of such Group Companies has paid: (i) any perpetrator of any data breach incident or cyber-attack; or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third party.

(d) The Group Companies have been in compliance with all applicable Contracts that involve the use, disclosure, or access to individually identifiable health information, including, compliance with the applicable provisions of HIPAA.

Section 4.20 Agreements, Contracts and Commitments.

(a) Schedule 4.20 of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which any of the Group Companies is a party:

(i) Each Contract continuing over a period of more than twelve (12) months from the date thereof and not terminable by the Company upon sixty (60) days’ or less notice without liability or penalty (other than (A) agreements for the provision of Company’s products or services and (B) purchase orders with suppliers or customers, in each case (A) and (B), entered into in the ordinary course of business) that the Company reasonably anticipates will involve annual payments or consideration furnished by or to any of the Group Companies of more than $2,500,000;

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(ii) Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other contract for money borrowed by any of the Group Companies from a third party, in each case, having an outstanding principal amount in excess of $2,500,000, but excluding guarantees of performance under Government Contracts entered into in the ordinary course of business;

(iii) Each Contract for the acquisition of any Person or any business division thereof or the disposition of any material assets of any of the Group Companies (other than in the ordinary course of business), in each case, whether by merger, purchase or sale of stock or assets or otherwise (other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business) occurring in the last five years and/or relating to the pending or future acquisitions or dispositions;

(iv) Each obligation to make payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(v) Each collective bargaining agreement with any labor union;

(vi) Each employment or consulting (with respect to an individual independent contractor) Contract providing for annual base salary or annual commitment consulting fee payments in excess of $350,000, excluding any such employment, consulting, or management Contract that either: (A) is terminable by the Company or the applicable Company Subsidiary at will; or (B) provides for severance, notice and/or garden leave obligations of 90 days or less or such longer period as is required by Applicable Legal Requirements;

(vii) Each lease, rental agreement, installment and conditional sale agreement, or other Contract that, in each case, (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any personal property; and (B) involves annual payments in excess of $2,500,000;

(viii) Each joint venture Contract, partnership agreement or limited liability company agreement with a third party (in each case, other than with respect to wholly owned Company Subsidiaries);

(ix) Each Contract, other than teaming agreements entered into in connection with the pursuit of a specific Government Contract or subcontract thereto or customary non-disclosure agreements, that purports to limit or contains covenants expressly limiting in any material respect the freedom of any of the Group Companies to: (A) compete with any Person in a product line or line of business, (B) otherwise develop, market, sell, distribute or otherwise exploit any service or products; or (C) operate in any geographic area;

(x) Each Contract (other than those made in the ordinary course of business): (A) providing for the grant of any preferential rights to purchase or lease any material asset (other than any services or products) of the Group Companies; or (B) providing for any right (exclusive or non-exclusive) to sell or distribute any material product or service of any of the Group Companies;

(xi) Each Contract pursuant to which any of the Group Companies licenses material Intellectual Property from a third party, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are available on standard terms to the public generally with license, maintenance, support and other fees less than $50,000 per year;

(xii) Each Contract containing an assignment or license to any third party of any material Owned Intellectual Property, or any covenant not to assert or enforce, any material Owned Intellectual Property against any third party, in each case, except non-exclusive

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licenses or covenants not to assert or enforce any such Intellectual Property granted by any Group Company to any third parties (including customers, suppliers, consultants, and independent contractors) in the ordinary course of business;

(xiii) Each Contract containing a license to any Group Company under any Licensed Intellectual Property;

(xiv) Each Contract pursuant to which any material Owned Intellectual Property is or was developed by any third party for any Group Company (in each case excluding (i) non-exclusive licenses to “off the shelf” third party computer software that is licensed on generally available, standard commercial terms and (ii) licenses for open-source software);

(xv) Each Contract that contains a most-favored nations clause, non-competition covenant, non-solicitation of employees, customers or clients covenant or any other covenant that restricts, precludes or limits any of the Group Companies (or purports to bind any Affiliate thereof) from operating or freely engaging in any line of business or in any geographic location or with any Person or during any period of time, or from developing, marketing, selling, distributing or otherwise exploiting any service or products;

(xvi) All Contracts that grant to any counterparty to such Contract a right of first refusal, first offer or first negotiation, or similar right with respect to any material assets, rights, or properties of the Group Companies;

(xvii) All Contracts that contain indemnification provisions, an earn-out or the payment of a deferred purchase price other than in the ordinary course of business;

(xviii) All Contracts that are settlement, conciliation, or similar agreements, other than releases entered into with former employees or independent contractors in the ordinary course of business;

(xix) All Contracts involving transactions with an Affiliate of the Company;

(xx) each Leased Real Property lease; and

(xxi) Each obligation to register any Company Common Stock, Company Preferred Stock or other securities of the Company with any Governmental Entity.

(b) All Company Material Contracts are: (i) in full force and effect, subject to the Remedies Exception; and (ii) represent the valid and binding obligations of the Company or one of the Company Subsidiaries party thereto and, to the Knowledge of the Company, represent the valid and binding obligations of the other parties thereto. True, correct and complete copies of all Company Material Contracts have been made available to Parent. None of the Group Companies nor, to the Knowledge of the Company, any other party thereto, is in breach of or default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any of the Company Material Contracts, and no party to any Company Material Contract has given any written or, to the Knowledge of the Company, oral, claim or notice of any such breach, default or event, which individually or in the aggregate, would be reasonably likely to be material to the Group Companies, taken as a whole.

Section 4.21 Insurance. Schedule 4.21 of the Company Disclosure Letter contains a list of all material policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement (collectively, the “Insurance Policies”), which policies are in full force and effect as of the date of this Agreement. True and complete copies of the Insurance Policies (or, to the extent such policies are not available, policy binders) have been made available to Parent or its representatives. As of the date of this Agreement, none of the Group Companies has received any written notice from any insurer under any of the Insurance Policies, canceling, terminating or materially adversely amending any such policy or denying renewal of coverage thereunder and all premiums on such insurance policies due and payable as of the date of this Agreement

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have been paid. As of the date of this Agreement, there is no pending material claim by any Group Company against any insurance carrier for which coverage has been denied or disputed by the applicable insurance carrier (other than a customary reservation of rights notice).

Section 4.22 Affiliate Matters. Except: (a) the Company Benefit Plans; (b) Contracts relating to labor and employment matters set forth on Schedule 4.13 of the Company Disclosure Letter; (c) for Contracts pertaining to securities of the Company listed in the Capitalization Ledger; and (d) Contracts between or among the Group Companies, none of the Group Companies is party to any Contract with any: (i) present or former officer, director, employee or Company Stockholder or a member of his or her immediate family of any of the Group Companies; or (ii) Affiliate of the Company (other than commercial contracts on arms-length terms). To the Knowledge of the Company, no present or former officer, director, employee, Company Stockholder or holder of derivative securities of the Company (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, interested in any Contract with any of the Group Companies (other than such Contracts as relate to any such Person’s ownership of Company Common Stock, Company Preferred Stock or other securities of the Company or such Person’s employment or consulting arrangements with the Group Companies or commercial contracts on arms-length terms).

Section 4.23 Certain Provided Information. The information relating to the Group Companies supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading at (a) the time that such information is filed with the SEC (provided, if such information is revised by any subsequently filed amendment to the Registration Statement prior to the time that the Registration Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) at the time the Registration Statement is declared effective by the SEC; (c) the time that the Proxy Statement/Prospectus included in the Registration Statement is first mailed to the holders of Parent Class A Stock; or (d) at the time of the Special Meeting. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement, the Proxy Statement/Prospectus or any Parent SEC Reports or Additional Parent SEC Reports.

Section 4.24 Absence of Certain Business Practices.

(a) Since the Company’s Inception: (i) the Group Companies and their respective directors and officers (in their capacities as such) and, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) have been in material compliance with all applicable Specified Business Conduct Laws; and (ii) none of the Group Companies has: (A) received written notice, inquiry or internal or external allegation of or made a voluntary, mandatory or directed disclosure to any Governmental Entity relating to any actual or potential violation of any Specified Business Conduct Law; or (B) been a party to or the subject of any pending or, to the Knowledge of the Company, threatened in writing Legal Proceeding or, to the Knowledge of the Company, investigation by or before any Governmental Entity related to any actual or potential violation of any Specified Business Conduct Law.

(b) None of the Group Companies, nor any of their respective directors or officers, nor to the Knowledge of the Company, any of their respective employees or agents is the subject or target of any sanctions or the target of restrictive export controls administered by the U.S. government, the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, or the European Union.

(c) None of the Group Companies, their respective directors or officers, or, to the Knowledge of the Company, their respective employees or agents is a person who is, or is owned or controlled by a person who is, the subject or target of any economic or financial sanctions or is located, organized or resident in a country or territory that is the subject of

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sanctions administered or enforced by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, including currently, Crimea, Cuba, Iran, North Korea, and Syria. None of the Group Companies’ products are identified or described on the Commerce Control List of the EAR or otherwise controlled for export.

(d) None of the Group Companies, their respective directors or officers (in their capacities as such), or, to the Knowledge of the Company, their respective employees or agents (in their capacities as such) is subject to any pending Legal Proceeding by any Governmental Entity, and, to the Knowledge of the Company, no such Legal Proceeding is threatened in writing, alleging that any of the Group Companies or such Person has offered, made or received on behalf of any of the Group Companies any illegal payment of any kind, directly or indirectly, including payments, gifts or gratuities, to any Person, including any United States federal, state, local or foreign government officeholder, official, employee or agent or any candidate therefor.

Section 4.25 Government Grants and Incentives. Schedule 4.25 of the Company Disclosure Letter provides a complete list of all pending and outstanding grants, incentives, benefits, qualifications and subsidies from any Governmental Entity granted to the Company or any of its Subsidiaries (collectively, “Government Grants”). The Group Companies do not have any obligation whatsoever with respect to royalties or other payments relating to, arising out of or in connection with the Government Grants identified or required to be identified in Schedule 4.25 of the Company Disclosure Letter. The Group Companies are in material compliance with all of the terms, conditions and requirements of their respective Government Grants and have duly fulfilled all the undertakings relating thereto. None of the Group Companies or their agents, contractors, vendors, or licensors has developed any material Owned Intellectual Property through the application of any financing made available by any Government Grants, and no material Owned Intellectual Property is subject to any assignment, grant-back, license or other right of any Governmental Entity as a result of any Government Grants.

Section 4.26 OIG. To the Group Companies’ Knowledge, none of the employees of the Group Companies are included on the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the United States Department of Health and Human Services.

Section 4.27 Suppliers and Customers.

(a) The Group Companies have no customers.

(b) Schedule 4.27(b) of the Company Disclosure Letter lists the 20 largest suppliers (by committed amounts paid/payable to such suppliers) of the Group Companies, during the 12-month period ended June 30, 2021 (each, a “Top Supplier”). Since the commencement of such 12-month period until the date of this Agreement, (i) no such Top Supplier has terminated, or otherwise materially and adversely modified, its relationship with the Group Companies and (ii) none of the Group Companies has received written notice from any such Top Supplier notifying any of the Group Companies that such Top Supplier intends to terminate, or otherwise materially and adversely modify, its relationship with the Group Companies.

Section 4.28 Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE V, NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY, ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO

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MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY PARENT AND MERGER SUB TO THE COMPANY IN ARTICLE V; AND (b) NONE OF PARENT, MERGER SUB, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO THE COMPANY, COMPANY STOCKHOLDERS, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THEM BY OR ON BEHALF OF PARENT OR MERGER SUB IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO PARENT, MERGER SUB, OR ANY OF THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF PARENT, MERGER SUB, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE V OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 4.28, CLAIMS AGAINST PARENT, MERGER SUB, OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE V BY SUCH PERSON.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except: (a) as set forth in the letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”); and (b) as disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports) excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, Parent and Merger Sub represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 5.1 Organization and Qualification.

(a) Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and as of immediately prior to the Closing, will be a company duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Each of Parent and Merger Sub has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to Parent and Merger Sub, taken as a whole.

(c) None of Parent or Merger Sub are in violation of any of the provisions of their respective Charter Documents.

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(d) Each of Parent and Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which Parent and Merger Sub are so qualified or licensed is listed on Schedule 5.1(d) of the Parent Disclosure Letter.

Section 5.2 Parent Subsidiaries. Parent has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated, other than Merger Sub. Merger Sub has no assets or properties of any kind, does not now conduct and has never conducted any business, and has and will have at the Closing no obligations or liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement. Merger Sub is an entity that has been formed solely for the purpose of engaging in the Transactions.

Section 5.3 Capitalization.

(a) As of the date of this Agreement: (i) 380,000,000 Class A common shares of Parent, par value $0.0001 per share, which shares of Class A Common Stock shall be reclassified immediately prior to the Closing into common stock, par value $0.0001 per share of Parent (such shares, prior to and following such reclassification, referred to herein as “Parent Class A Stock”), are authorized and 55,200,000 shares of Parent Class A Stock are issued and outstanding; (ii) 20,000,000 Class B common shares of Parent, par value $0.0001 per share (“Parent Class B Stock” and, together with the Parent Class A Stock, the “Parent Shares”), are authorized and 13,800,000 shares of Parent Class B Stock are issued and outstanding; (iii) upon the closing of the transactions contemplated by the Equity Financing Agreements, Parent has committed to issue up to 120,000,000 shares of Parent Class A Stock to the Equity Financing Investors; (iv) 8,693,333 warrants to purchase one share of Parent Class A Stock (the “Private Placement Warrants”) are outstanding; and (v) 11,040,000 warrants to purchase one share of Parent Class A Stock (the “Public Warrants”, collectively with the Private Placement Warrants, the “Parent Warrants”) are outstanding. All outstanding Parent Class A Stock, Parent Class B Stock, Private Placement Warrants and Public Warrants have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 100 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent.

(c) Except for the Parent Warrants and the Equity Financing Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, restricted stock units, commitments or Contracts of any kind to which Parent or Merger Sub is a party or by which any of them is bound obligating Parent or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional Parent Shares, Merger Sub Common Stock or any other shares of capital stock or membership interests other interest or participation in, or any security convertible or exercisable for or exchangeable into Parent Shares, Merger Sub Common Stock or any other shares of capital stock or membership interests or other interest or participation in Parent or Merger Sub.

(d) Each Parent Share, share of Merger Sub Common Stock and Parent Warrant: (i) has been issued in compliance in all material respects with: (A) Applicable Legal Requirements; and (B) the Charter Documents of Parent or Merger Sub, as applicable; and (ii) was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any Applicable Legal Requirements, the Charter Documents of Parent or Merger Sub, as applicable or any Contract to which any of Parent or Merger Sub is a party or otherwise bound by.

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(e) All outstanding shares of capital stock of the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, free and clear of all Liens (other than Permitted Liens).

(f) Subject to approval of the Parent Stockholder Matters, the shares of Parent Class A Stock to be issued by Parent in connection with the Transactions, upon issuance in accordance with the terms of this Agreement will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Parent and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable securities Legal Requirements).

(g) Each holder of any of Parent Shares initially issued to the Sponsor in connection with Parent’s initial public offering: (i) is obligated to vote all of such Parent Shares in favor of approving the Transactions; and (ii) is not entitled to elect to redeem any of such Parent pursuant to the Parent Organizational Documents.

(h) Except as set forth in the Parent Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to any ownership interests of Parent.

(i) The holders of the Parent Class B Stock have irrevocably waived any adjustment to the Initial Conversion Ratio (as defined in the Parent Charter).

Section 5.4 Authority Relative to this Agreement.

(a) Each of Parent and Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and, to consummate the Transactions (including the Merger). The execution and delivery by Parent and Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by Parent and Merger Sub of the Transactions (including the Merger) have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of Parent and Merger Sub, and no other proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby, other than approval of the Parent Stockholder Matters. This Agreement and the other Transaction Agreements to which each of them is a party have been, or in the case of any Transaction Agreements to be executed at or in connection with the Closing, will be duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute or will constitute the legal and binding obligations of Parent and Merger Sub (as applicable), enforceable against Parent and Merger Sub (as applicable) in accordance with their terms, subject to the Remedies Exception.

(b) The affirmative vote of (i) a majority of the votes cast by the stockholders of Parent present in person or represented by proxy at the Special Meeting and entitled to vote thereon at the Special Meeting shall be required to approve the Parent Stockholder Matters (other than the Parent A&R Charter) and (ii) solely with respect to the Parent A&R Charter, the holders representing a majority of the outstanding capital stock of Parent entitled to vote thereon at the Special Meeting shall be required to approve the Parent A&R Charter ((i) and (ii), such approval by the stockholders of Parent, the “Parent Stockholder Approval”). The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock of Parent required to approve and adopt this Agreement and approve the Transactions.

(c) At a meeting duly called and held, the board of directors of Parent has: (i) determined that it is in the best interests of Parent and the stockholders of Parent, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL;

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(ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof; (iii) approved this Agreement and the Transactions, including the Merger in accordance with the DGCL, on the terms and subject to the conditions of this Agreement; and (iv) adopted a resolution recommending the plan of merger set forth in this Agreement be adopted by the stockholders of Parent.

Section 5.5 No Conflict; Required Filings and Consents.

(a) Neither the execution, delivery nor performance by Parent and Merger Sub of this Agreement or the other Transaction Agreements to which each of them is a party, nor (assuming approval of the Parent Stockholder Matters is obtained) the consummation of the Transactions shall: (i) conflict with or violate their respective Charter Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any Applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair their respective rights or alter the rights or obligations of any third party under, or give to others any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent or any of its Subsidiaries pursuant to, any Parent Material Contracts, except, with respect to clause (iii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) The execution and delivery by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Certificate of Merger in accordance with the DGCL; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which Parent is qualified to do business; (iii) for the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder; and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, or prevent the consummation of the Merger.

Section 5.6 Compliance; Approvals. Since its incorporation or organization, as applicable, each of Parent and Merger Sub has complied in all material respects with and has not been in violation of any Applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries has been pending or threatened. No written, or to the Knowledge of Parent, oral notice of non-compliance with any Applicable Legal Requirements has been received by Parent or Merger Sub. Each of Parent and Merger Sub is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to be material to Parent and Merger Sub, taken as a whole.

Section 5.7 Parent SEC Reports and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC under the Exchange Act or the Securities Act since the initial registration of Parent Class A Stock to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “Parent SEC Reports”), and will have filed all such forms, reports, schedules, statements and other documents required to be

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filed subsequent to the date of this Agreement through the Closing Date (the “Additional Parent SEC Reports”). All Parent SEC Reports, Additional Parent SEC Reports, any correspondence from or to the SEC or Nasdaq (other than such correspondence in connection with the initial public offering of Parent) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. The Parent SEC Reports were, and the Additional Parent SEC Reports will be, prepared in accordance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The Parent SEC Reports did not, and the Additional Parent SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct. Parent maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq. None of Parent (including any employee thereof), Merger Sub or Parent’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent other than the material weakness identified in connection with the Warrant Accounting Issue disclosed in Parent’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 26, 2021 (the “Parent Q1 2021 Quarterly Report”), (B) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (C) any claim or allegation regarding either (A) or (B). To resolve the Warrant Accounting Issue, the Parent Q1 2021 Quarterly Report classified the Parent Warrants as derivative liabilities measured at fair value in the financial statements and notes contained therein.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Reports fairly present, and the financial statements and notes to be contained in or to be incorporated by reference in the Additional Parent SEC Reports will fairly present, the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.

Section 5.8 Absence of Certain Changes or Events. Except as set forth in Parent SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since December 31, 2020, there has not been: (a) any Parent Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend on, or other distribution in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities; (c) any split, combination or reclassification of any of Parent’s capital stock; (d) any material change by Parent in its accounting methods, principles

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or practices, except as required by concurrent changes in GAAP (or any interpretation thereof) or Applicable Legal Requirements (including with respect to the Warrant Accounting Issue); (e) any change in the auditors of Parent; (f) any revaluation by Parent of any of its assets, including, without limitation, any sale of assets of Parent other than in the ordinary course of business; or (g) any action taken or agreed upon by Parent or any of its Subsidiaries that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of the Company.

Section 5.9 Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing against or otherwise relating to Parent or any of its Subsidiaries, before any Governmental Entity: (a) challenging or seeking to enjoining, alter or materially delay the Transactions; or (b) that would, individually or in the aggregate, reasonably be expected to be material to Parent.

Section 5.10 Business Activities; Liabilities.

(a) Since their respective incorporation, neither Parent, nor Merger Sub has conducted any business activities other than activities: (i) in connection with its organization; or (ii) directed toward the accomplishment of a business combination. Except as set forth in the Parent Organizational Documents, there is no Contract or Order binding upon Parent or Merger Sub or to which any of them is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing). Other than under the Transaction Agreements or pursuant to the performance of its obligations thereunder, neither Parent nor Merger Sub has any material liabilities, debts or obligations (absolute, accrued, contingent or otherwise).

(b) Merger Sub was formed solely for the purpose of effecting the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and has no, and at all times prior to the Effective Time, except as expressly contemplated by this Agreement, the Transaction Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(c) Except for this Agreement, the Transaction Agreements, the Transactions and the Parent Material Contracts, Parent has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Parent Material Contract (as defined below) or party to any transaction which is, or would reasonably be interpreted as constituting, a Parent Business Combination. Except for the transactions contemplated by this Agreement, the Transaction Agreements, or the Trust Agreement, Merger Sub does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

Section 5.11 Parent Material Contracts. Schedule 5.11 of the Parent Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Parent or Merger Sub is party (the “Parent Material Contracts”), other than any such Parent Material Contract that is listed as an exhibit to Parent’s Form S-1 Registration Statement, initially filed with the SEC on February 25, 2021.

Section 5.12 Parent Listing. The issued and outstanding Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CMLTU.” The issued and outstanding shares of Parent Class A Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “CMLT.” The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol

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“CMLTW.” Parent is a member in good standing with Nasdaq. There is no action or proceeding pending or, to the Knowledge of Parent, threatened in writing against Parent by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Units, the shares of Parent Class A Stock or Public Warrants or terminate the listing of Parent on Nasdaq. None of Parent or any of its Affiliates has taken any action in an attempt to terminate the registration of the Parent Units, the Parent Class A Stock or Public Warrants under the Exchange Act.

Section 5.13 Equity Financing Amount. Parent has delivered to the Company each of the subscription agreements (the “Equity Financing Agreements”) entered into by Parent with the applicable investors named therein (collectively, the “Equity Financing Investors”), pursuant to which the Equity Financing Investors have committed to provide equity financing to Parent in the aggregate amount of $1,200,000,000 (the “Equity Financing Amount”). The Equity Financing Amount, together with the amount in the Trust Account at the Closing, are in the aggregate sufficient to enable Parent to: (a) pay all cash amounts required to be paid by Parent or its Subsidiaries under or in connection with this Agreement; and (b) pay any and all fees and expenses of or payable by Parent with respect to the Transactions. To Parent’s Knowledge with respect, as of the date hereof, the Equity Financing Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by Parent. Each Equity Financing Agreement is a legal, valid and binding obligation of Parent and, to Parent’s Knowledge, each Equity Financing Investor. As of the date hereof, Parent does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Equity Financing Agreement not being satisfied, or the Equity Financing Amount not being available to Parent, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term or condition of any Equity Financing Agreement and, as of the date hereof, Parent has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Equity Financing Agreement. The Equity Financing Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the Equity Financing Investor to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement on the terms therein.

Section 5.14 Trust Account.

(a) As of the date hereof, Parent has not less than $552,000,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of April 6, 2021, by and between Parent and Continental Stock Transfer & Trust Company, a New York corporation (“Continental”), for the benefit of its public stockholders, with such funds invested in United States Government securities or money market funds meeting all of the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Equity Financing Agreements, the obligations of Parent under this Agreement are not subject to any conditions regarding Parent’s, its Affiliates’, or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the Knowledge of Parent, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and Continental that would cause the description of the Trust Agreement in the Parent

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SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any Person (other than stockholders of Parent holding Parent Class A Stock sold in Parent’s initial public offering who shall have elected to redeem their shares of Parent Class A Stock pursuant to Parent’s Charter Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem Parent Class A Stock in accordance with the provisions of Parent’s Charter Documents. There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened in writing with respect to the Trust Account. Parent has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Effective Time, the obligations of Parent to dissolve or liquidate pursuant to Parent’s Charter Documents shall terminate, and as of the Effective Time, Parent shall have no obligation whatsoever pursuant to Parent’s Charter Documents to dissolve and liquidate the assets of Parent by reason of the consummation of the transactions contemplated hereby. To the Knowledge of Parent, following the Effective Time, no stockholder of Parent shall be entitled to receive any amount from the Trust Account except to the extent such stockholder of Parent validly elects to redeem their shares of Parent Class A Stock. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Parent nor Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent and Merger Sub on the Closing Date.

Section 5.15 Taxes.

(a) All material Tax Returns required to be filed by Parent have been timely filed (after giving effect to any valid extensions) and all such Tax Returns are true, correct and complete in all material respects.

(b) Parent has paid all material amounts of its Taxes which are due and payable. All material Taxes incurred but not yet due and have been accrued on the books and records of Parent.

(c) Parent has complied in all material respects with all Applicable Legal Requirements relating to withholding and remittance of all material amounts of Taxes and all material amounts of Taxes required by Applicable Legal Requirements to be withheld by Parent have been withheld and paid over to the appropriate Governmental Entity.

(d) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Entity in writing against Parent (nor to the Knowledge of Parent is there any), which deficiency has not been paid or resolved. No material audit or other proceeding by any Governmental Entity is currently pending or threatened in writing against Parent with respect to any Taxes due from Parent (and, to the Knowledge of Parent, no such audit is pending or contemplated).

(e) There are no Tax indemnification agreements or Tax sharing agreements under which Parent could be liable after the Closing Date for the Tax liability of any Person other than Parent or Merger Sub, except for customary agreements or arrangements with customers, vendors, lessors, lenders and the like or other similar agreements, in each case, that do not relate primarily to Taxes.

(f) Parent has not consented to extend the time in which any material Tax may be assessed or collected by any Governmental Entity (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business), which extension is still in effect and no written request for any such waiver or extension is currently pending.

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(g) Parent will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing; (ii) any change in method of accounting on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Tax Legal Requirements); (iii) other than in the ordinary course of business a prepaid amount received or deferred revenue recognized on or prior to the Closing; (iv) any intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 (or any corresponding or similar provision of state or local Tax Legal Requirements) that occurred or existed prior to the Closing; (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Tax Legal Requirements entered into prior to the Closing; or (vi) an inclusion under Section 965 of the Code.

(h) There are no liens for material amounts of Taxes (other than Permitted Liens) upon any of Parent’s assets.

(i) Parent has not entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(j) Parent: (i) does not have any liability for the Taxes of another Person (other than Parent or Merger Sub) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax Legal Requirement) or as a transferee or a successor; and (ii) has never been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is Parent.

(k) Parent does not have a permanent establishment in any country other than the country of its organization or has been subject to income Tax in a jurisdiction outside the country of its organization, in each case, where it is required to file a material income Tax Return and does not file such Tax Return.

(l) No claim has been made in writing (nor to the Knowledge of Parent is any such claim pending or contemplated) by any Governmental Entity in a jurisdiction in which Parent does not file Tax Returns that is or may be subject to taxation by, or required to file Tax Returns in that jurisdiction.

(m) Parent is not, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(n) As of the date of this Agreement, Parent is not aware of any fact or circumstances that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Section 5.16 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at (a) the time that such information is filed with the SEC (provided, if such information is revised by any subsequently filed amendment to the Registration Statement prior to the time that the Registration Statement is declared effective by the SEC, this clause (a) shall solely refer to the time of such subsequent revision); (b) at the time the Registration Statement is declared effective by the SEC; (c) the time that the Proxy Statement/Prospectus included in the Registration Statement is first mailed to the holders of Parent Class A Stock; or (d) at the time of the Special Meeting. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to: (a) statements

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made or incorporated by reference therein based on information supplied by the Company or the Company Subsidiaries for inclusion or incorporation by reference in the Proxy Statement/Prospectus; or (b) any projections or forecasts included in the Proxy Statement/Prospectus.

Section 5.17 Employees; Benefit Plans. Other than any former officers or as described in the Parent SEC Reports, Parent has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any employee. Parent does not currently maintain or have any direct liability under any benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will, either alone or in connection with any other event: (a) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer, employee of, or any other individual service provider to Parent; (b) result in the acceleration of the time of payment or vesting of any such benefits; or (c) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code or any excise tax owing under Section 4999 of the Code.

Section 5.18 Board Approval; Stockholder Vote. The board of directors of Parent and Merger Sub (including any required committee or subgroup of the board of directors of Parent or Merger Sub, as applicable), as of the date of this Agreement: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; and (b) determined that the consummation of the Transactions is in the best interest of, as applicable, the stockholders of Parent or Merger Sub (as applicable). Other than the approval of the Parent Stockholder Matters, no other corporate proceedings on the part of Parent are necessary to approve the consummation of the Transactions.

Section 5.19 Title to Assets. Subject to the restrictions on use of the Trust Account set forth in the Trust Agreement, Parent owns good and marketable title to, or holds a valid leasehold interest in, or a valid license to use, all of the assets used by Parent in the operation of its business and which are material to Parent, free and clear of any Liens (other than Permitted Liens).

Section 5.20 Affiliate Transactions. Except as described in the Parent SEC Reports, no Contract between Parent, on the one hand, and any of the present or former directors, officers, employees, stockholders or warrant holders or Affiliates of Parent (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing, other than any such Contract that is not material to Parent.

Section 5.21 Brokers. Other than fees or commissions for which Parent will be solely responsible, none of Parent, Merger Sub, or any of their respective Affiliates, including Sponsor, has any liability or obligation to pay, or is entitled to receive, any fees or commissions to any broker, finder or agent with respect to the Transactions.

Section 5.22 Disclaimer of Other Warranties. PARENT AND MERGER SUB HEREBY ACKNOWLEDGE THAT, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE IV, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO PARENT, MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE COMPANY STOCKHOLDERS (OR ANY HOLDER OF DERIVATIVE SECURITIES OF THE COMPANY), ANY OF THE GROUP COMPANIES OR ANY OF THE DIRECTORS, OFFICERS, EMPLOYEES, BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING AND NOTWITHSTANDING ANYTHING TO THE CONTRARY: (a) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF

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THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY TO PARENT AND MERGER SUB IN ARTICLE IV; AND (b) NONE OF THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE TO PARENT, MERGER SUB, OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (i) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO PARENT OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (ii) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (iii) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING. EACH OF PARENT AND MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN ARTICLE IV, OF THIS AGREEMENT. EACH OF PARENT AND MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING AND, IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF PARENT AND MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN ARTICLE IV, OF THIS AGREEMENT. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.22, CLAIMS AGAINST THE COMPANY OR ANY OTHER PERSON SHALL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING THE OF THE REPRESENTATIONS AND WARRANTIES IN ARTICLE IV, BY SUCH PERSON.

Article VI
CONDUCT PRIOR TO THE CLOSING DATE

Section 6.1 Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall, and shall cause the Company Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course, except: (a) to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or the Company Disclosure Letter or (c) as may be required by Applicable Legal Requirements (including Pandemic Measures). Without limiting the generality of the foregoing, except as required or expressly permitted by the terms of this Agreement, as set forth on Schedule 6.1 of the Company Disclosure Letter, or as required by Applicable Legal Requirements (including Pandemic Measures), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed; and Parent consent or denial of consent to be provided within 48 hours of receipt (the “Consent Timeframe”) of Company consent request, and if no such response is received by the Company within the Consent Timeframe, then Parent consent shall be deemed received by the Company), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except as otherwise required by any existing Company Benefit Plan, this Agreement or Applicable Legal Requirements: (i) grant or pay any severance or change of control pay or benefits to, or otherwise increase the severance or change of control pay or benefits of, any

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current or former employee, director or independent contractor; (ii) enter into, amend (other than immaterial amendments) or terminate any Company Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Company Benefit Plan if it had been in effect on the date of this Agreement (other than annual renewal of welfare plans in the ordinary course of business that does not result in a material increase in cost to the Group Companies); (iii) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Company Benefit Plan; or (iv) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization respecting employees of the Group Companies;

(b) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon, fail to diligently maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the businesses of the Group Companies (other than in connection with Permitted Transactions); (ii) extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, where such extension, amendment, waiver, cancellation or modification would be material to any business of the Group Companies; (iii) fail to diligently prosecute the Patent applications owned by and material to the Company other than applications the Company, in the exercise of its good faith business judgment, has determined to abandon; or (iv) divulge, furnish to or make accessible any Trade Secrets constituting material Owned Intellectual Property or any Trade Secrets of any Person to whom any Group Company has a confidentiality obligation to any third party who is not subject to an enforceable written agreement to maintain the confidentiality of such Trade Secrets, other than, in each of (i) through (iv), in the ordinary course of business; provided, that in no event shall the Company license on an exclusive basis or sell any material Owned Intellectual Property;

(c) except for transactions solely among the Group Companies: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, capital stock or any other equity interests, as applicable, in any Group Company, other than pursuant to the terms of a Company Option or Company Restricted Stock Award; (iii) grant, issue, sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, capital stock or any other equity interests (such as stock options, stock units, restricted stock or other Contracts for the purchase or acquisition of such capital stock, except as otherwise contemplated by this Agreement), as applicable, in any Subsidiary; (iv) declare, set aside or pay any dividend or make any other distribution; or (v) issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities, except as otherwise contemplated by this Agreement;

(d) amend its Charter Documents, or form or establish any Subsidiary;

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(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing any equity interest (other than equity at fair market value as consideration for payment of an in-license transaction for a third party’s Intellectual Party rights) in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f) sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, any material assets (other than Intellectual Property) or material properties, other than any sale, lease or disposition in the ordinary course of business or as set forth on Schedule 6.1(f) of the Company Disclosure Letter;

(g) (i) issue or sell any debt securities or rights to acquire any debt securities of any of the Group Companies or guarantee any debt securities of another Person; (ii) make, incur, create or assume any loans, advances or capital contributions to, or investments in, or guarantee any Indebtedness of, any Person other than any of the Group Companies except for (A) loans, advances or capital contributions pursuant to and in accordance with the terms of agreements or legal obligations existing as of the date of this Agreement, in each case set forth on Schedule 6.1(g) of the Company Disclosure Letter; provided, that any such amounts do not exceed $250,000 in the aggregate and remain with the Company for general working capital expenditures in the ordinary course of business and (B) equipment financing arrangements entered into in the ordinary course of business; (iii) except in the ordinary course of business, create any material Liens on any material property or assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies;

(h) release, assign, compromise, settle or agree to settle any Legal Proceeding material to the Group Companies, taken as a whole;

(i) except in the ordinary course of business, waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract or Material Current Government Contract;

(j) except in the ordinary course of business, modify, amend or terminate in a manner that is materially adverse to the applicable Group Companies, taken as a whole, any Company Material Contract or Material Current Government Contract (other than pursuant to (i) offers, bids or proposals made by any Group Company on or prior to the date hereof that, if accepted, would result in a Government Contract or (ii) requirements from any Governmental Entity to modify the scope of work under any Government Contract);

(k) except as required by U.S. GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices (regardless whether for general financial or tax purposes or any change in depreciation or amortization policies or rates adopted therein);

(l) (i) make or rescind any material Tax election; (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to any material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a material refund of Taxes; (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) incur any material liability for Taxes other than in the ordinary course of business; (ix) incur any liability for Taxes other than in the ordinary course of business; (x) take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment; or

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(xi) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or any Company Subsidiary;

(m) subject to clause (c) above, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, employees, partners, stockholders or other Affiliates, other than payments or distributions relating to obligations in respect of arms-length commercial transactions pursuant to the agreements set forth on Schedule 6.1(m) of the Company Disclosure Letter as existing on the date of this Agreement;

(n) engage in any material new line of business; or

(o) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through (n) above.

The Company also hereby agrees to provide Parent with notice prior to taking any of the following actions: (i) enter into any Contract that would have been a Company Material Contract (including a Company Material Contract memorializing a Permitted Transaction) or Material Current Government Contract (other than pursuant to offers, bids or proposals made by any Group Company on or prior to the date hereof that, if accepted, would result in a Government Contract) had it been entered into prior to the date of this Agreement; (ii) materially amend any Company Material Contract or Material Current Government Contract, (iii) incur or enter into a Contract requiring the Company to make any capital expenditures in excess of $400,000 in any 12-month period, in each of (i) through (iii), outside the ordinary course of business.

Notwithstanding anything to the contrary herein, the Company may, in connection with COVID-19, take such actions in good faith as are reasonably necessary (x) to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company or (y) to respond to third-party supply or service disruptions caused by COVID-19, including, but not limited to Pandemic Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to COVID-19 shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.1 and not be considered a breach of this Section 6.1; provided that, to the extent that the Company took any actions pursuant to the immediately preceding clause that caused deviations from its business being conducted in the ordinary course of business, the Company shall resume conducting its business in the ordinary course of business in all material respects as soon as reasonably practicable.

Nothing contained in this Agreement shall give Parent, directly or indirectly, any right to control or direct the operations of the Group Companies prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the other terms and conditions of this Agreement, complete control and supervision over their respective businesses.

Section 6.2 Conduct of Business by Parent and Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to carry on its business in the ordinary course, except to the extent that the Company shall otherwise consent in writing or as contemplated by this Agreement (including as contemplated by the Equity Financing Agreements). Without limiting the generality of the foregoing, except as required or permitted by the terms of this Agreement or as required by Applicable Legal Requirements (including Pandemic Measures and the Warrant Accounting Issue, respectively), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this

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Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent shall not, and shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock (or warrant) or split, combine or reclassify any capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or warrant, or effect any like change in capitalization;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of Parent or any of its Subsidiaries;

(c) other than in connection with the Equity Financing Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Charter Documents or form or establish any Subsidiary;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business; provided, however, that Parent shall be permitted to incur Indebtedness (which shall constitute Parent Transaction Costs) from its Affiliates and stockholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of Parent in due course on a non-interest basis and otherwise on arm’s-length terms and conditions and repayable at Closing;

(g) except as required by GAAP (or any interpretation thereof) or Applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) (i) make or rescind any material Tax election (ii) settle or compromise any material Tax claim; (iii) change (or request to change) any method of accounting for Tax purposes; (iv) file any amendment to any material Tax Return; (v) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued (other than any extension pursuant to an extension to file any Tax Return); (vi) knowingly surrender any claim for a refund of Taxes; or (vii) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar Legal Requirement) with any Governmental Entity; (viii) create any material Liens on any material property or assets of Parent or Merger Sub; (ix) incur any liability for Taxes other than in the ordinary course of business; or (x) take any action or fail to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(i) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Parent or Merger Sub;

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(j) commence, settle or compromise any Legal Proceeding;

(k) engage in any material new line of business;

(l) amend the Trust Agreement or any other agreement related to the Trust Account;

(m) (i) adopt or amend any employee benefit plan, or enter into any employment contract or collective bargaining agreement other than the LTIP or the ESPP, or (ii) hire any employee or any other individual to provide services to Parent or its Subsidiaries;

(n) (i) enter into any Parent Material Contract or other Contract that will not be terminable for convenience on or before Closing without requiring the payment of any amount or any post-Closing liability or obligation, (ii) modify, amend or terminate any Parent Material Contract or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Parent Material Contract;

(o) make any expenditures utilizing funds in the Trust Account; or

(p) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Sections 6.2(a) through (o) above.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Proxy Statement/Prospectus; Registration Statement; Special Meeting.

(a) As promptly as practicable and with the parties hereto using commercially reasonable efforts to file after the execution of this Agreement and the delivery of the PCAOB Financial Statements, (i) Parent, Merger Sub and the Company shall jointly prepare, and upon the prior approval of both Parent and the Company, Parent shall file with the SEC, a registration statement on Form S-4 (the “Registration Statement”), containing a proxy statement/prospectus (the “Proxy Statement/Prospectus”), in preliminary form, to be filed with the SEC in connection with the Special Meeting for the purpose of, among other things: (A) providing Parent’s stockholders with the opportunity to redeem shares of Parent Class A Stock (the “Parent Stockholder Redemption”); (B) soliciting proxies from holders of Parent Class A Stock to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the issuance of shares of Parent Class A Stock in connection with Section 2.6 and the issuance of shares of Parent Class A in connection with the Equity Financing Agreements; (3) the adoption of the Parent A&R Charter; (4) adoption of the LTIP and ESPP; and (5) any other proposals the Parties deem reasonably necessary or desirable to consummate the Transactions (collectively, the “Parent Stockholder Matters”); and (C) the registration under the Securities Act of the issuance of the Closing Number of Securities and the Earn-Out Shares. Each of Parent, the Merger Sub and the Company shall use its reasonable efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby, and to obtain all necessary state securities law or “Blue Sky” approvals required to carry out the transactions contemplated hereby. Each of Parent, the Merger Sub and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, the Proxy Statement/Prospectus, a current report on Form 8-K pursuant to the Exchange Act in connection with the transactions, or any other statement, filing, notice or application made by or on behalf of Parent, the Merger Sub and the Company or their respective Subsidiaries to any regulatory authority (including Nasdaq) in connection with the Transactions (the “Solicitation Documents”). Parent shall file an amendment to the Registration Statement containing a definitive Proxy Statement/Prospectus with the SEC and, as promptly

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as practicable after the Registration Statement is declared effective under the Securities Act (the “Registration Statement Effective Date”), cause the definitive Proxy Statement/Prospectus to be mailed to its stockholders of record, as of the record date to be established by the board of directors of Parent.

(b) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a tax opinion be prepared and submitted in connection with such, Parent and the Company shall deliver to White & Case LLP and Goodwin Procter LLP (or, in each case, other nationally recognized tax counsel described in this Section 7.1(b)), respectively, customary Tax representation letters satisfactory to its tax counsel, dated and executed as of the date the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such tax counsel in connection with the preparation and filing of the Registration Statement. If required by the SEC in connection with the filing of the Registration Statement, Parent shall cause White & Case LLP (or such other nationally recognized tax counsel to Parent reasonably satisfactory to the Company) to furnish an opinion, subject to customary assumptions and limitations, regarding the U.S. federal income tax treatment of the transactions contemplated by this Agreement (including the Intended Tax Treatment) applicable to Parent stockholders and holders of Parent options. If required by the SEC in connection with the filing of the Registration Statement, the Company shall cause Goodwin Procter LLP (or such other nationally recognized tax counsel to the Company reasonably satisfactory to Parent) to furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Company Stockholders in connection with the Merger.

(c) Each of Parent and the Company will advise the other party reasonably promptly after such party receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the shares of capital stock of Parent for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Each of Parent and the Company and their counsel shall be given a reasonable opportunity to review and comment on the Registration Statement, the Proxy Statement/Prospectus and any Solicitation Document each time before any such document is filed with the SEC by Parent or the Company, and each shall give reasonable and good faith consideration to any comments made by the other parties and their counsel. Each of Parent and the Company shall provide the other parties and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Registration Statement, the Proxy Statement/Prospectus or the Solicitation Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC. Parent shall promptly respond to any SEC comments on the Registration Statement, the Proxy Statement/Prospectus or the Solicitation Documents and shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(d) If, at any time prior to the Closing, Parent or the Company discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus so that the Proxy Statement/Prospectus would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such party shall inform the other parties, and Parent shall prepare (and the

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Company shall cooperate in preparing, to the extent necessary) and promptly file (with the Company’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed) an appropriate amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus containing such information and, to the extent required by Legal Requirements, transmit to Parent’s stockholders such amendment or supplement to the Proxy Statement/Prospectus containing such information.

(e) As soon as reasonably practicable and using commercially reasonable efforts, the Company shall deliver to Parent (A) audited consolidated balance sheets as of December 31, 2020 and 2019 and consolidated statements of operations and comprehensive (loss) income, stockholders’ deficit and cash flows of the Group Companies for the 12-month periods ended December 31, 2020 and 2019 together with the auditor’s reports thereon, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant (collectively, the “PCAOB Financial Statements”); provided, that, upon delivery of such PCAOB Financial Statements, such financial statements shall be deemed “Audited Financial Statements” for all the purposes of this Agreement and the representation and warranties set forth in Section 4.8 shall be deemed to apply to such Audited Financial Statements with the same force and effect as if made as of the date of this Agreement; (B) all other audited and unaudited financial statements of the Group Companies and any company or business units acquired by it, as applicable, required under the Applicable Legal Requirements of the SEC to be included in the Proxy Statement/Prospectus and/or the Closing Form 8-K (including pro forma financial information); (C) all selected financial data of the Group Companies required by Item 301 of Regulation S-K, as necessary for inclusion in the Proxy Statement/Prospectus and the Closing Form 8-K; and (D) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC with respect to the periods ended December 31, 2020 and 2019, as necessary for inclusion in the Proxy Statement/Prospectus and Closing Form 8-K (including pro forma financial information).

(f) Parent shall, as promptly as practicable following the Registration Statement Effective Date, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. Parent shall convene and hold, no later than 30 days (which may be extended to 45 days if Parent determines it is desirable to do so, after consultation with the Company) after the Proxy Statement/Prospectus is mailed, a meeting of Parent’s stockholders (the “Special Meeting”), for the purpose of obtaining the approval of the Parent Stockholder Matters. Parent shall use its reasonable best efforts to obtain the approval of the Parent Stockholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Legal Requirements for the purpose of seeking the approval of the Parent Stockholder Matters. Subject to the proviso in the following sentence, Parent shall include the Parent Recommendation in the Proxy Statement/Prospectus. Except as otherwise required by Applicable Legal Requirements, the board of directors of Parent shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Parent Recommendation (a “Change in Recommendation”). Parent agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Parent Stockholder Matters shall not be affected by any Change in Recommendation, and Parent agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its stockholders the matters contemplated by the Proxy Statement/Prospectus as contemplated by this Section 7.1(f), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Proxy Statement/Prospectus that the board of directors of Parent has determined in good faith is required by Applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders prior to the Special Meeting; (ii) if, as of the time for which the Special Meeting is originally scheduled

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(as set forth in the Proxy Statement/Prospectus), there are insufficient shares of Parent Class A Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) in order to solicit additional proxies from stockholders for purposes of obtaining approval of the Parent Stockholder Matters; or (iv) if the holders of Parent Class A Stock have elected to redeem a number of Parent Class A Stock as of such time that would reasonably be expected to result in Parent not satisfying the Company’s Required Funds; provided, that in the event of a postponement or adjournment pursuant to clauses (i), (ii), (iii) or (iv) above, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 7.2 Company Stockholder Approval.

(a) The Company shall take all action necessary to solicit the Company Stockholder Approval via written consent as soon as practicable after the Registration Statement Effective Date. The Company will provide Parent with copies of all written consents it receives within one (1) Business Day of receipt of the Company Stockholder Approval. If the Company Stockholder Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) and 262 of the DGCL.

(b) To the extent the Company Stockholder Approval is not delivered pursuant to Section 7.2(a) within one (1) day following the Registration Statement Effective Date, then the Company shall take all action necessary to duly call, given notice, convene and hold the Company Stockholders Meeting as soon as practicable, and, in connection therewith, the Company shall (a) mail a stockholder information statement and proxy solicitation which shall include, without limitation, the Proxy Statement/Prospectus and a notice of dissent and appraisal rights as required under applicable Delaware law to the holders of Company Common Stock in advance of such meeting for the purpose of soliciting from the holders of Company Common Stock proxies to vote in favor of the adoption of this Agreement and approval of the Merger; and (b) take all other actions necessary or advisable to secure the vote or consent of the Company Stockholders required by applicable Legal Requirements to obtain such approval. The Company shall keep Parent and the Merger Sub updated with respect to proxy solicitation results as requested by Parent or the Merger Sub. Once the Company Stockholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Stockholders Meeting without the consent of Parent (other than: (i) in order to obtain a quorum of its stockholders; or (ii) as reasonably determined by the Company to comply with applicable Legal Requirements). The Company shall use its reasonable best efforts to cooperate with Parent to hold the Company Stockholders Meeting on the same day and at the same time as the Special Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(c) Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders to give the Company Stockholder Approval in accordance with this Section 7.2 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any other acquisition proposal.

Section 7.3 Regulatory Approvals. As promptly as practicable after the date of this Agreement, Parent and the Company shall each prepare and file the notification required of it under the HSR Act within 10 Business Days after the date hereof in connection with the Transactions and shall promptly and in good faith respond to all information requested of it by the U.S. Federal Trade Commission, U.S. Department of Justice or any other Governmental Entity in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable.

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Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any other Antitrust Laws and will use reasonable best efforts to cause the expiration or termination of the applicable waiting periods or obtain the applicable approvals as soon as practicable. Each Party will promptly provide the other with copies of all substantive written communications (and memoranda setting forth the substance of all substantive oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any communication to or from the U.S. Federal Trade Commission, the U.S. Department of Justice or any other Governmental Entity regarding the Transactions; (ii) permit each other to review in advance any proposed substantive written communication to any such Governmental Entity and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (iv) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (v) keep the other reasonably informed as to the status of any such Legal Proceeding; and (vi) promptly furnish each other with copies of all correspondence, filings (except for filings made under the HSR Act) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions. Each of the Company Transaction Costs and Parent Transaction Costs shall include fifty percent (50%) of any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under the HSR Act.

Section 7.4 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Parent will prepare and file a current report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company.

(b) Promptly after the execution of this Agreement, Parent and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) The Parties shall prepare a draft current report on Form 8-K announcing the Closing, together with, or incorporating by reference, the financial statements prepared by the Company and its accountant, and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC (“Closing Form 8-K”). Prior to Closing, Parent and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Concurrently with the Closing, Parent shall issue the Closing Press Release. Concurrently with the Closing, or as soon as practicable thereafter, Parent shall file the Closing Form 8-K with the SEC.

Section 7.5 Confidentiality; Access to Information.

(a) The Company and Parent each acknowledge that it is a party to the Confidentiality Agreement, the terms of which are incorporated herein by reference, and the Company and Parent each agree to be bound by the Confidentiality Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the fifth anniversary of this Agreement (but

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perpetually with respect to any trade secrets), each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or the Company Stockholders, on the one hand, or Parent or Merger Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents or representatives from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) disclosure required by Applicable Legal Requirement or stock exchange rule; or (vi) disclosure consented to in writing by Parent or Merger Sub (in the case of the Company Stockholders and, prior to the Closing, the Company) or the Company (in the case of Parent or Merger Sub).

(b) Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement, any other Transaction Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by Parent, or Parent, in the case of a public announcement by the Company Stockholders or the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by Applicable Legal Requirements, in which case the disclosing Party shall, to the extent permitted by Applicable Legal Requirements, first allow such other Parties to review such announcement or communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company or the Company Stockholders, Parent and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; (iii) announcements and communications regarding this Agreement and the Transactions to the Group Companies’ stockholders, Affiliates, and its and their respective directors, officers, employees, managers and advisors, in each case subject to an obligation of confidentiality; (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.4 or this Section 7.5(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) communications to customers and suppliers of the Group Companies for purposes of seeking any consents and approvals required in connection with the Transactions.

(c) The Company will afford Parent and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Company during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as Parent may reasonably request in connection with the consummation of the Transactions; provided, however, that (i) any such access shall be conducted in a manner not to interfere with the businesses or operations of the Company, (ii) the Company shall not be required to provide access to or to disclose information where such access or disclosure would (x) contravene any Applicable Legal Requirement, Order or Contract of any Group Companies or, if determined by the Company in good faith after consulting with counsel, reasonably be expected to result in antitrust risk for the Company, (y) reasonably be expected to violate or result in a loss or impairment of any attorney client, legal or work product privilege or (z) expose the Company to risk of liability for disclosure of sensitive or Personal Information, and (iii) the Company shall

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not be required to provide such access if the Company in good faith determines, in light of any Pandemic Measures, that such access would reasonably be expected to jeopardize the health and safety of any Group Company personnel or representatives.

(d) Parent will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of Parent during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of Parent, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to interfere with the businesses or operations of Parent.

Section 7.6 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (ii) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any); (iii) the taking of commercially reasonable acts necessary to obtain all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents, approvals or waivers from third parties referred to on Schedule 7.6(a) of the Company Disclosure Letter, and, in the case of Parent, to terminate any Contracts to which Parent or Merger Sub is a party that are not required for the operation of the Surviving Corporation following Closing, if and to the extent reasonably requested by the Company; (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (v) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of Parent, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”).

(b) Notwithstanding anything herein to the contrary, nothing in this Section 7.6 shall be deemed to require Parent or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties and capital stock, or the incurrence of any liability or expense.

(c) From and after the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement pursuant to its terms, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands, inquiries or other stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any Transaction Agreement or any matters relating thereto other than any appraisal claims contemplated by Section 2.13 (collectively, the “Transaction Litigation”) commenced against, in the case of Parent or Merger Sub, any of Parent or Merger Sub or any of their respective Representatives (in their capacity as a representative of Parent or Merger Sub) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of a Group Company). Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with

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the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation; provided, however, that in no event shall Parent or Merger Sub, on one hand, or the Company, any other Group Company, on the other hand, or, in any case, any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company or Parent, as the case may be.

(d) From and after the date of this Agreement, the Company shall use reasonable best efforts to obtain Lock-Up Letters from all Company Stockholders holding in excess of 1% of the Company’s outstanding capital stock.

Section 7.7 No Parent Securities Transactions. Neither the Company nor any of its controlled Affiliates, directly or indirectly, shall engage in any transactions involving the securities of Parent prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall use its commercially reasonable efforts to require each of its officers, directors and employees to comply with the foregoing requirement.

Section 7.8 No Claim Against Trust Account. For and in consideration of Parent entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, on behalf of itself and its Affiliates agrees that:

(a) neither the Company nor any of its Affiliates do now or at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, and shall not make any claim against the Trust Account (including any distributions therefrom), in each case, regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the Transactions or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims against the Trust Account are collectively referred to hereafter as the “Released Claims”);

(b) the Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Released Claims that the Company or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, Contracts or agreements with Parent or its Representatives, including this Agreement or the Transactions, and will not seek recourse against the Trust Account (including any distributions therefrom) in connection therewith (including for an alleged breach of this Agreement or any other agreement with Parent or its Affiliates);

(c) the irrevocable waiver set forth in the immediately preceding clause (b) is material to this Agreement and specifically relied upon by Parent and its Affiliates to induce Parent to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its Affiliates under Applicable Legal Requirements; and

(d) to the extent the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, including this Agreement or the Transactions, which proceeding seeks, in whole or in part, monetary relief against Parent or Representatives, the Company hereby acknowledges and agrees that the Company’s and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and such claim shall not permit the Company or its Affiliates (or any Person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

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(e) For the avoidance of doubt, (i) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent pursuant to this Agreement for legal relief against monies or other assets of Parent held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions or for intentional fraud in the making of the representations and warranties in Article V; and (ii) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against Parent’s assets or funds that are not held in the Trust Account.

Section 7.9 Disclosure of Certain Matters. Each of Parent, Merger Sub and the Company will promptly provide the other Parties with prompt written notice of any event, development or condition of which they have Knowledge that: (a) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

Section 7.10 Securities Listing; Parent Public Filings.

(a) Parent will use its reasonable best efforts to cause the shares of Parent Class A Stock issued in connection with the Transactions to be approved for listing on Nasdaq at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to ensure Parent remains listed as a public company on Nasdaq or other national securities exchange and keep the Parent Class A Stock and Parent Warrants listed for trading on Nasdaq or other national securities exchange. After the Closing, Parent shall use commercially reasonable efforts to (a) continue the listing for trading of the Parent Class A Stock and Parent Warrants on Nasdaq or other national securities exchange and (b) in the event any Earn-Out Shares become issuable pursuant to Article III, cause such Earn-Out Shares to be approved for listing on Nasdaq or other national securities exchange.

(b) From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws.

Section 7.11 No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its stockholders, employees, agents, officers, directors, representatives and advisors (collectively, in each case in their capacity as such, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than Parent and its agents, representatives, advisors) concerning any merger, sale of ownership interests and/or assets of the Company, recapitalization or similar transaction (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. In addition, the Company shall, and shall cause its Subsidiaries and the Company Stockholders to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Closing, Parent and Merger Sub shall not, and shall direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company, the Company Stockholders and their respective Representatives) concerning any merger, purchase of ownership interests or assets of Parent, recapitalization or similar business combination transaction (each, a “Parent Business Combination”); (ii) enter into any agreement

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regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Parent Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Parent Business Combination. Parent and Merger Sub shall, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Parent Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties (and in the case of Parent’s receipt of a Parent Business Combination proposal, Parent shall also provide notice to the Company) if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or Parent Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission (and in the case of Parent’s receipt, Parent shall also provide copies to the Company).

Section 7.12 Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be used or released except for the withdrawal of interest to pay any tax obligation owed by Parent as a result of assets owned by Parent, including franchise taxes. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental (which notice Parent shall provide to Continental in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, Parent: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and (ii) shall use best efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable to: (A) to stockholders who elect to have their Parent Class A Stock converted to cash in accordance with the provisions of Parent’s Charter Documents in respect of Parent Stockholder Redemptions; (B) for income tax or other tax obligations of Parent prior to Closing; (C) for any Parent Transaction Costs and any Company Transaction Costs; and (D) as repayment of loans and reimbursement of expenses to directors, officers and stockholders of Parent; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.13 Directors’ and Officers’ Liability Insurance.

(a) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Charter Documents or in any indemnification agreement with respect to any Group Company set forth on Schedule 7.12(a) of the Company Disclosure Letter shall survive the Closing and shall continue in full force and effect. For a period of six (6) years from the Closing Date, Parent shall use reasonable best efforts to cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Charter Documents or in any indemnification agreements of each Group Company as in effect immediately prior to the Closing Date with any D&O Indemnified Party, and Parent shall, and shall use reasonable best efforts to cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such six (6)-year period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

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(b) Prior to the Closing, the Company shall use reasonable best efforts to purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of a Group Company currently covered by a directors’ and officers’ liability insurance policy of one or more Group Companies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement and covering claims for the six-year period following the Closing. Parent shall, and shall use reasonable best efforts to cause the Surviving Corporation to, maintain the D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.13(b).

(c) The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Charter Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of Parent and the Group Companies under this Section 7.13 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 7.13 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.13.

(d) If Parent or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, Parent shall, and shall use reasonable best efforts to cause the Group Companies to, make reasonable efforts to ensure that proper provision is made to have the successors and assigns of Parent or such Group Company, as applicable, assume the obligations set forth in this Section 7.13.

(e) On or before the Closing, Parent shall obtain a directors’ and officers’ liability insurance policy on terms satisfactory to the Company, which policy shall provide coverage for the directors and officers of Parent as of immediately following the Closing (and the Company and Parent shall reasonably cooperate with respect thereto).

Section 7.14 Tax Matters.

(a) Parent covenants that it will file a consolidated U.S. federal income Tax Return with the applicable Group Companies for the period starting on the day following the Closing Date and, for U.S. federal income Tax purposes, the applicable Group Companies will become members of the affiliated group of corporations of which Parent is the common parent or of which Parent is a member on the day following the Closing Date.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions shall be borne and paid by the Parent. Parent shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Parent shall reasonably cooperate with respect thereto as necessary).

(c) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2); provided, that, notwithstanding anything to the contrary, Parent’s sole remedy in the event the Company fails to deliver such certificate shall be to make a proper withholding of Tax to the extent required by applicable Tax law.

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(d) All Tax sharing agreements or similar arrangements with respect to or involving any Group Company (other than any agreement entered into in the ordinary course of business and not primarily concerning Taxes or any agreement the only parties to which are Group Companies) shall be terminated prior to the Closing Date and, after the Closing Date, none of the Group Companies shall be bound thereby or have any liability thereunder for amounts due in respect of periods ending on or before the Closing Date, and there shall be no continuing obligation after the Closing Date to make any payments under any such agreements or arrangements.

Section 7.15 Equity Financing Agreements.

(a) Parent shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Equity Financing Agreements, in each case, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed in respect of any such amendment, modification, waiver or replacement that is not and would not reasonably be expected to be materially adverse to the Company or the Company Stockholders). Parent shall take, or use its reasonable best efforts to cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Equity Financing Agreements on the terms and conditions described therein, including maintaining in effect the Equity Financing Agreements and using its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to Parent in the Equity Financing Agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Equity Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Equity Financing Agreements at or prior to Closing; and (iii) enforce its rights under the Equity Financing Agreements in the event that all conditions in the Equity Financing Agreements (other than conditions that Parent or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable Equity Financing Investor to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement at or prior to the Closing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and, in any event within three (3) Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Equity Financing Agreement known to Parent; (B) of the receipt of any written notice or other written communication from any party to any Equity Financing Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Equity Financing Agreement or any provisions of any Equity Financing Agreement; and (C) if Parent does not expect to receive all or any portion of the Equity Financing Amount on the terms, in the manner or from the sources contemplated by the Equity Financing Agreements. The Equity Financing Agreements contain all of the conditions precedent to the obligations of the Equity Financing Investors to contribute to Parent the applicable portion of the Equity Financing Amount set forth in the applicable Equity Financing Agreement on the terms therein.

(b) Parent shall use its reasonable best efforts to cause the Equity Financing Investors to contribute the Equity Financing Amount at or prior to the Closing if all conditions set forth in the applicable Equity Financing Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that Parent or any of its Affiliates control the satisfaction of). Parent shall use its reasonable best efforts to take, or cause to be taken, all actions required to obtain the Equity Financing Amount contemplated by the Equity Financing Agreements, including enforcing the rights of Parent under the Equity Financing Agreements.

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Section 7.16 Section 16 Matters. Prior to the Effective Time, Parent shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the Parent Class A Stock that occurs or is deemed to occur by reason of or pursuant to the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

Section 7.17 Board of Directors.

(a) Subject to the terms of the Parent’s Charter Documents, Parent shall take all such action within its power as may be necessary or appropriate such that immediately following the Effective Time:

(i) the board of directors of Parent shall consist of up to twelve (12) directors, which shall initially include: (A) Alexis Borisy, Krishna Yeshwant, Paul Berns, Jorge Conde, Eli Casdin, Sandra Horning, Clive Meanwell, Kathryn Giusti and Melanie Nallicheri, as designees of the Company; (B) Sam Merksamer, as a designee of Softbank, or in the case of the foregoing clauses (A) and (B), if any such individual is unavailable to serve, then an alternative individual may be designated in writing by the Company or Softbank, as applicable, and subject to the approval of the board of directors of the Company (which such approval shall not be unreasonably withheld, delayed or conditioned); and (C) the remaining director nominees, if any, shall be mutually agreed upon between the chief executive officer of Parent and the chief executive officer of the Company; and

(ii) the board of directors of Parent shall have a majority of “independent” directors for the purposes of Nasdaq rules, each of whom shall serve in such capacity in accordance with the terms of the Parent’s Organizational Documents following the Effective Time.

(b) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each individual to be appointed to, or serving on, the board of directors of Parent upon the Closing, which indemnification agreements shall continue to be effective following the Closing (the “Indemnification Agreements”).

Section 7.18 LTIP and ESPP. Effective as of (and contingent on) the Closing, Parent shall adopt (a) the LTIP, in substantially the form attached hereto as Exhibit B (as such form may be modified in accordance with this Section 7.18) and (b) the ESPP, in substantially the form attached hereto as Exhibit C (as such form may be modified in accordance with this Section 7.18). The Company may propose further edits to the LTIP and the ESPP based on recommendations from the Company’s compensation consultant and the board of directors of the Company, which, after consideration and approval by Parent, not to be unreasonably withheld or delayed, shall be incorporated into the LTIP and the ESPP in advance of the Special Meeting.

Section 7.19 Release.

(a) Effective upon and following the Closing, Parent, on its own behalf and on behalf of its respective Affiliates and Representatives, generally, irrevocably, unconditionally and completely releases and forever discharges the Company, each Company Stockholder, its Affiliates, and its and their respective Related Parties, (collectively, the “Company Stockholder Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from any matter concerning any Group Company occurring prior to the Closing Date (other than as contemplated by this Agreement and the other Transaction Agreements), including for controlling equityholder liability or breach of any fiduciary duty relating to any pre-Closing actions or failures to act by the Company Stockholder Released Parties; provided, however, that nothing in this Section 7.19(a) shall release any Company Stockholder Released Parties from (i) their obligations under this Agreement or the other Transaction Agreements; (ii) as applicable, any disputes, claims,

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losses, controversies, demands, rights, liabilities, breaches of fiduciary duty, actions and causes of action arising out of such Company Stockholder Released Party’s employment by any Group Company; (iii) any commercial Contract between the Company and a Company Stockholder Released Party that is in force as of the Closing Date or (iv) from any claim of fraud on the part of any Company Stockholder Released Party.

(b) Effective upon and following the Closing, each Company Stockholder (solely in its capacity as a stockholder of the Company), on its own behalf and on behalf of each of its Affiliates and Representatives (collectively, the “Company Stockholder Releasing Parties”), generally, irrevocably, unconditionally and completely releases and forever discharges each of Parent and each Group Company, their respective Affiliates, and its and their respective Related Parties (collectively, the “Parent Released Parties”) from all disputes, claims, losses, controversies, demands, rights, liabilities, actions and causes of action of every kind and nature, whether known or unknown, arising from (i) the Company Stockholder Releasing Party’s ownership or purported ownership of (or right to acquire) shares of capital stock, warrants, options or other securities of or interests in the Company or relating to the governance of the Company, including any and all claims that the Company Stockholder Releasing Party may have against any of the Parent Released Parties with respect thereto whether pursuant to any contract or agreement with respect thereto, breach or alleged breach of fiduciary duty or otherwise and (ii) the negotiation or execution of this Agreement or the other Transaction Agreement, or the consummation of any of the Transactions; provided, however, that, for the avoidance of doubt, nothing in this Section 7.19(b) shall release the Parent Released Parties from their obligations or otherwise modify, waive, replace, supersede, or impair in any way any rights of any Company Stockholder Releasing Party (A) under this Agreement or the other Transaction Agreements, including the right to receive its respective portion of the Total Consideration, (B) with respect to any salary, bonuses, vacation pay or employee benefits accrued pursuant to a Company Benefit Plan in effect as of the date of this Agreement or any expense reimbursement pursuant to a policy of the Group Companies in effect as of the date of this Agreement accrued in the ordinary course of business; or (C) under any Contract between the Company Stockholder and a Parent Released Party to the extent that such Contract does not specifically pertain to such Company Stockholder’s ownership or purported ownership of (or right to acquire) shares of capital stock, warrants, options or other securities of or interests in the Company or specifically relate to the governance of the Company; (D) with respect to any rights to indemnification, exculpation or expense reimbursement to the extent provided for in the Company Organizational Documents or in any indemnification agreement with a Group Company; or (E) from any claim of fraud on the part of any Parent Released Party.

Article VIII
CONDITIONS TO THE TRANSACTION

Section 8.1 Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Each Parent Stockholder Matter shall have been duly adopted by the stockholders of Parent.

(b) Parent shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(i) of the Exchange Act) following the exercise by the holders of Parent Class A Stock issued in Parent’s initial public offering of securities and outstanding immediately before the Closing of their right to convert their Parent Class A Stock held by them into a pro rata share of the Trust Account in accordance with Parent’s Organizational Documents.

(c) All applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated, and the Parties will have received or have been deemed to have received all other necessary pre-closing authorizations, consents, clearances,

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waivers and approvals of all Governmental Entities in connection with the execution, delivery and performance of this Agreement and the Transactions set forth on Schedule 8.1(c) of the Company Disclosure Letter.

(d) No provision of any Applicable Legal Requirement prohibiting, enjoining or making illegal the consummation of the Transactions shall be in effect and no temporary, preliminary or permanent restraining Order prohibiting, enjoining or making illegal the consummation of the Transactions will be in effect.

Section 8.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The Fundamental Representations of Parent, other than Section 5.3, shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of Parent set forth in Section 5.3 shall be true and correct in all respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of Parent set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, in each case in all material respects.

(c) Parent shall have delivered to the Company a certificate, signed by an executive officer of Parent and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a) and Section 8.2(b).

(d) Parent shall have delivered or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by Parent pursuant to Section 1.2 and Section 1.3(a), duly executed by Parent and Merger Sub, as applicable.

(e) Parent shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.12, available to Parent for payment of the Company Transaction Costs and the Parent Transaction Costs at the Closing.

(f) The shares of Parent Class A Stock to be issued in connection with the Merger shall have been approved for listing on the Nasdaq.

(g) No Parent Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

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(h) The funds (i) contained in the Trust Account, plus (ii) the Equity Financing Amount to be received substantially concurrently with the Closing, minus (iii) payment of the aggregate amount of cash proceeds required to satisfy any exercise of the Parent Stockholder Redemptions (for the avoidance of doubt, in the case of the foregoing clauses, prior to giving effect to the payment of any Parent Transaction Costs and any Company Transaction Costs), shall equal or exceed the Company’s Required Funds.

Section 8.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger and the other Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) The Fundamental Representations of the Company, other than Section 4.3, shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contain herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); the representations and warranties of the Company set forth in Section 4.3 shall be true and correct in all respects on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies; and all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the date of this Agreement and on as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, in each case in all material respects.

(c) The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a) and Section 8.3(b).

(d) The Company Stockholder Approval shall have been obtained.

(e) No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(f) The Company shall have delivered, or caused to be delivered, or shall stand ready to deliver all of the certificates, instruments, Contracts and other documents specified to be delivered by it hereunder, including copies of the documents to be delivered by the Company pursuant to Section 1.3(b), duly executed by the applicable signatory or signatories specified in Section 1.3(b), if any.

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Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Parent and the Company at any time;

(b) by either Parent or the Company if the Transactions shall not have been consummated by March 31, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Transactions to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Parent or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Parent or Merger Sub, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by Parent or Merger Sub is curable by Parent or Merger Sub prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to Parent of such breach; and (ii) the Outside Date; provided, further, that each of Parent and Merger Sub continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by Parent or Merger Sub is cured during such 30-day period);

(e) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then Parent must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from Parent to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30-day period);

(f) by either Parent or the Company, if, at the Special Meeting (including any adjournments thereof), the Parent Stockholder Matters are not duly adopted by the stockholders of Parent by the requisite vote under the DGCL and the Parent Organizational Documents;

(g) by either Parent or the Company, if the Parent Stockholder Redemption results in the condition set forth in Section 8.2(h) becoming incapable of being satisfied at the Closing; or

(h) by Parent within twenty-four hours of the Company Stockholder Approval Deadline if the executed Stockholder Voting and Support Agreements shall not have been delivered by the Company Stockholder Approval Deadline.

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Section 9.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.5, Section 7.8, this Section 9.2, Article XI and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any willful and intentional breach of this Agreement or intentional fraud in the making of the representations and warranties in this Agreement.

Article X
NO SURVIVAL

Section 10.1 No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) any claim against the Company with respect to intentional fraud in the making of the representations and warranties by the Company in Article IV or any claim against Parent with respect to intentional fraud in the making of the representations and warranties by Parent in Article V, as applicable. For the avoidance of doubt, for purposes of this Agreement, “fraud” does not include any claim for equitable fraud, promissory fraud or any torts (including a claim for fraud or alleged fraud) based on negligence.

Article XI
GENERAL PROVISIONS

Section 11.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Parent or Merger Sub, to:

CM Life Sciences III Inc.
667 Madison Avenue
New York, NY 10065
Attention: Keith Meister
E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020-1095
Attention: Matthew Kautz; Joel Rubinstein
Email: mkautz@whitecase.com; joel.rubinstein@whitecase.com

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if to the Company, prior to the Closing, to:

EQRx, Inc.
50 Hampshire Street
Cambridge, MA 02139
Attention: Jami Rubin
Email: jrubin@eqrx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02210
Attention: William Collins
Email: wcollins@goodwinlaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 11.2 Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Clover” online datasite hosted by “Datasite” prior to the date of this Agreement. The words “ordinary course” shall be deemed to include “consistent with past practice.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars.

Section 11.3 Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

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Section 11.4 Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 7.4(b), Section 7.13 and Section 11.14 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

Section 11.5 Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 11.6 Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 11.7 Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

Section 11.8 Consent to Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware). Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of such courts, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and

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waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (i) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (ii) such Legal Proceeding may not be brought or is not maintainable in such court; (iii) such Person’s property is exempt or immune from execution; (iv) such Legal Proceeding is brought in an inconvenient forum; or (v) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENTS WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

Section 11.9 Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 11.10 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

Section 11.11 Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

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Section 11.12 Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided that, following the receipt of the Company Stockholder Approval, there shall be no amendment to this Agreement (or any of the provisions hereof) which under the DGCL or other Applicable Legal Requirements would require further approval by the stockholders of the Company in accordance with the Company Organizational Documents without such approval.

Section 11.13 Extension; Waiver. At any time prior to the Closing, Parent (on behalf of itself and Merger Sub), on the one hand, and the Company (on behalf of itself and the Company Stockholders), on the other hand, may, to the extent not prohibited by Applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. Without limiting the generality of the foregoing, the Parties will not, and will not cause or permit any other Person to, hold or attempt to hold any Related Party liable for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company or any Related Party, or their respective agents or other Representatives, concerning a Group Company, this Agreement or the Transactions. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

Section 11.15 Legal Representation.

(a) Parent hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates (including after the Closing, the Company), and each of their respective successors and assigns (all such parties, the “Parent Waiving Parties”), that Goodwin Procter LLP (or any successor) may represent the Company Stockholders or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Stockholder Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Group Companies or other Parent Waiving Parties, and each of Parent and the Company on behalf of itself and the Parent Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Parent and the Company acknowledge that the foregoing provision applies whether or not Goodwin Procter LLP provides legal services to any Group Companies after the Closing Date. Each of Parent and the Company, for itself and the Parent Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any

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Group Company or any member of the Stockholder Group and its counsel, including Goodwin Procter LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Stockholder Group (the “Stockholder Privileged Communications”), without any waiver thereof. Parent and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and Parent and the Company agree not to assert that any privilege has been waived as to the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge of the officers and employees of the Company).

(b) The Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and the Company Stockholders, and each of their respective successors and assigns (all such parties, the “Company Waiving Parties”), that White & Case LLP (or any successor) may represent the Sponsor, Parent or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Company) (collectively, the “Parent Group”), in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, notwithstanding its representation (or any continued representation) of the Parent Group, and the Company on behalf of itself and Company Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. The Company acknowledges that the foregoing provision applies whether or not White & Case LLP provides legal services to the Sponsor or Parent after the Closing Date. The Company, for itself and the Company Waiving Parties, hereby further irrevocably acknowledges and agrees that all communications, written or oral, between any of the Parent Group and its counsel, including White & Case LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Company notwithstanding the Merger, and instead survive, remain with and are controlled by the Sponsor and Parent (the “Parent Privileged Communications”), without any waiver thereof. Sponsor and Parent, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Stockholder Privileged Communications, whether located in the records or email server of the Company or otherwise (including in the knowledge or the officers and employees of the Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and the Company Waiving Parties agree not to assert that any privilege has been waived as to the Parent Privileged Communications.

Section 11.16 Disclosure Letters and Exhibits. The Company Disclosure Letter and Parent Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular provision set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or Parent Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another provision in this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter and Parent Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such

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amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or Parent Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in Company Disclosure Letter or the Parent Disclosure Letter is or is not material for purposes of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to constitute an acknowledgment by the Company or Parent, as applicable, that the matter is required to be disclosed by the terms of this Agreement, nor shall such disclosure be deemed (a) an admission of any breach or violation of any Contract or Legal Requirement, (b) an admission of any liability or obligation to any third party, or (c) to establish a standard of materiality. The disclosure of any items or information that is not required by this Agreement to be so included is solely for informational purposes and the convenience of Parent and Merger Sub or the Company, as applicable. In addition, under no circumstances shall the disclosure of any matter in this Company Disclosure Letter or Parent Disclosure Letter, where a representation or warranty of the Company or Parent, as applicable, is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect. Neither the Company nor Parent shall be prejudiced in any manner whatsoever, and no presumptions shall be created, by virtue of the disclosure of any matter in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, which otherwise is not required to be disclosed by this Agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

CM LIFE SCIENCES III INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

CLOVER III MERGER SUB INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

EQRX, INC.
By:	/s/ Melanie Nallicheri
Name:	Melanie Nallicheri
Title:	President and Chief Operating Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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Schedule A
DEFINED TERMS

Section 1.1. Defined Terms. Terms defined in this Agreement are organized alphabetically as follows, together with the Section and, where applicable, paragraph, number in which definition of each such term is located:

“A&R Registration Rights Agreement”	Recitals
“Acceleration Event”	Section 3.2
“Accelerated Vesting Date”	Section 3.2
“Additional Parent SEC Reports”	Section 5.7(a)
“Affiliate”	Schedule A, Section 1.2
“Agreement”	Preamble
“Antitrust Laws”	Schedule A, Section 1.2
“Approvals”	Section 4.6(b)
“Audited Financial Statements”	Section 4.8(a)
“Business Day”	Schedule A, Section 1.2
“Certificate”	Section 2.7(a)
“Certificate of Merger”	Section 1.4(c)
“Certifications”	Section 5.7(a)
“Change in Recommendation”	Section 7.1(f)
“Change of Control”	Schedule A, Section 1.2
“Charter Documents”	Section 4.1
“Closing”	Section 1.1
“Closing Consideration”	Section 2.8(a)
“Closing Date”	Section 1.1
“Closing Form 8-K”	Section 7.4(c)
“Closing Merger Consideration”	Schedule A, Section 1.2
“Closing Number of Securities”	Schedule A, Section 1.2
“Closing Press Release”	Section 7.4(c)
“Code”	Schedule A, Section 1.2
“Common Share Price”	Schedule A, Section 1.2
“Company”	Preamble
“Company Benefit Plan”	Section 4.12(a)
“Company Business Combination”	Section 7.11(a)
“Company Common Stock”	Section 4.3(a)
“Company Disclosure Letter”	Article IV, Preamble
“Company Material Adverse Effect”	Schedule A, Section 1.2
“Company Organizational Documents”	Schedule A, Section 1.2
“Company Material Contract”	Section 4.20(a)
“Company Preferred Stock”	Section 4.3(a)
“Company Series A Preferred Stock”	Section 4.3(a)
“Company Series B Preferred Stock”	Section 4.3(a)
“Company Stockholder”	Schedule A, Section 1.2
“Company Stockholder Approval”	Section 4.4
“Company Stockholder Approval Deadline”	Recitals
“Company Stockholder Released Parties”	Section 7.19(a)
“Company Stockholder Releasing Parties”	Section 7.19(b)
“Company Subsidiaries”	Section 4.2(a)
“Company’s Required Funds”	Schedule A, Section 1.2

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“Company Transaction Costs”	Schedule A, Section 1.2
“Company Waiving Parties”	Section 11.15(b)
“Confidentiality Agreement”	Schedule A, Section 1.2
“Continental”	Section 5.14(a)
“Contract”	Schedule A, Section 1.2
“Copyright”	Schedule A, Section 1.2
“Current Government Contract”	Schedule A, Section 1.2
“D&O Indemnified Party”	Section 7.13(a)
“D&O Tail”	Section 7.13(b)
“DGCL”	Recitals
“Dissenting Shares”	Section 2.12(d)
“EAR”	Definition of Specified Business Conduct Laws
“Earn-Out Award Agreement”	Section 3.4
“Earn-Out Escrow Agreement”	Section 3.5(b)
“Earn-Out Period”	Schedule A
“Earn-Out Pro Rata Share”	Schedule A, Section 1.2
“Earn-Out Shares”	Section 3.1
“Effective Time”	Section 2.1
“Environmental Law”	Schedule A, Section 1.2
“ERISA”	Schedule A, Section 1.2
“ERISA Affiliate”	Schedule A, Section 1.2
“Equity Financing Agreement”	Section 5.13
“Equity Financing Amount”	Section 5.13
“Equity Financing Investors”	Section 5.13
“Equity Exchange Ratio”	Schedule A
“ESPP”	Recitals
“Exchange Act”	Schedule A, Section 1.2
“Exchange Agent”	Section 2.8(b)
“Excluded Share”	Section 2.7(d)
“Financial Statements” “Forfeiture Pool”	Section 4.8(a) Section 3.4
“Fundamental Representations”	Schedule A, Section 1.2
“GAAP”	Schedule A, Section 1.2
“Governmental Entity”	Schedule A, Section 1.2
“Government Grants”	Section 4.25
“Group Companies”	Schedule A, Section 1.2
“Group Companies’ Privacy Notices”	Section 4.19(a)
“Hazardous Material”	Schedule A, Section 1.2
“HSR Act”	Section 4.5(b)
“Indebtedness”	Schedule A, Section 1.2
“Indemnification Agreement”	Section 7.17(b)
“Insider”	Section 4.22
“Insurance Policies”	Section 4.21
“Intended Tax Treatment”	Recitals
“Intellectual Property”	Schedule A, Section 1.2
“Interim Financial Statements”	Section 4.8(a)
“Knowledge”	Schedule A, Section 1.2
“Leased Real Property”	Section 4.14(b)
“Legal Proceeding”	Schedule A, Section 1.2

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“Legal Requirements”	Schedule A, Section 1.2
“Lien”	Schedule A, Section 1.2
“Lock-Up Letter”	Recitals
“LTIP”	Recitals
“Material Current Government Contract”	Section 4.7
“Merger”	Recitals
“Merger Sub”	Preamble
“Merger Sub Common Stock”	Section 5.3(b)
“Multiemployer Plan”	Section 4.12(e)
“Nasdaq”	Section 5.12
“OFAC”	Schedule A, Section 1.2
“Order”	Schedule A, Section 1.2
“Outside Date”	Section 9.1(b)
“Parent”	Preamble
“Parent A&R Charter”	Recitals
“Parent Business Combination”	Section 7.11(b)
“Parent Cash”	Schedule A, Section 1.2
“Parent Charter”	Schedule A, Section 1.2
“Parent Class A Stock”	Section 5.3(a)
“Parent Class B Stock”	Section 5.3(a)
“Parent Disclosure Letter”	Article V
“Parent Financing Certificate”	Section 1.2
“Parent Group”	Section 11.15(b)
“Parent Material Adverse Effect”	Schedule A, Section 1.2
“Parent Material Contracts”	Section 5.11
“Parent Option”	Section 2.12(a)
“Parent Organizational Documents”	Schedule A, Section 1.2
“Parent Privileged Communications”	Section 11.15(b)
“Parent Q1 2021 Quarterly Report”	Section 5.7(a)
“Parent Recommendation”	Recitals
“Parent Released Parties”	Section 7.19(b)
“Parent Restricted Stock Award”	Section 2.12(b)
“Parent SEC Reports”	Section 5.7(a)
“Parent Shares”	Section 5.3(a)
“Parent Stockholder Approval”	Section 5.4(b)
“Parent Stockholder Matters”	Section 7.1(a)
“Parent Stockholder Redemption”	Section 7.1(a)
“Parent Transaction Costs”	Schedule A, Section 1.2
“Parent Units”	Schedule A, Section 1.2
“Parent Waiving Parties”	Section 11.15(a)
“Parent Warrants”	Section 5.3(a)
“Parties”	Preamble
“Patent”	Schedule A, Section 1.2
“PCAOB Financial Statements”	Section 7.1(e)
“Pension Plan”	Section 4.12(e)
“Permitted Lien”	Schedule A, Section 1.2
“Person”	Schedule A, Section 1.2
“Private Placement Warrants”	Section 5.3(a)
“Proxy Statement/Prospectus”	Section 7.1(a)

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“Public Warrants”	Section 5.3(a)
“Registration Statement Effective Date”	Section 7.1(a)
“Related Parties”	Schedule A, Section 1.2
“Release Notice”	Section 3.5(c)
“Released Claims”	Section 7.8(a)
“Remedies Exception”	Section 4.4
“Representatives”	Section 7.11(a)
“SEC”	Schedule A, Section 1.2
“Securities Act”	Schedule A, Section 1.2
“Softbank”	Schedule A
“Solicitation Documents”	Section 7.1(a)
“Special Meeting”	Section 7.1(f)
“Specified Business Conduct Laws”	Schedule A, Section 1.2
“Sponsor”	Schedule A, Section 1.2
“Sponsor Forfeiture Agreement”	Section 1.2
“Stockholder Group”	Section 11.15(a)
“Stockholder Privileged Communications”	Section 11.15(a)
“Stockholder Voting and Support Agreement”	Recitals
“Subsidiary”	Schedule A, Section 1.2
“Surrender Documentation”	Section 2.8(d)
“Surviving Corporation”	Recitals
“Tax Return”	Schedule A, Section 1.2
“Tax/Taxes”	Schedule A, Section 1.2
“Top Supplier”	Section 4.27(b)
“Total Consideration”	Section 2.6(a)
“Transaction Agreements”	Schedule A, Section 1.2
“Transaction Litigation”	Section 7.6(c)
“Transactions”	Schedule A, Section 1.2
“Trademarks”	Schedule A, Section 1.2
“Trade Secrets”	Schedule A, Section 1.2
“Treasury Regulations”	Schedule A, Section 1.2
“Triggering Event I”	Schedule A
“Triggering Event II”	Schedule A
“Triggering Events”	Schedule A
“Triggering Event I Earn-Out Shares”	Section 3.1
“Triggering Event II Earn-Out Shares”	Section 3.1
“Trust Account”	Section 5.14(a)
“Trust Agreement”	Section 5.14(a)
“Trust Termination Letter”	Section 7.6
“WARN”	Section 4.13(e)
“Warrant Accounting Issue”	Schedule A

Section 1.2. Additional Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person,

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means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Company Share Amount” shall mean the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (b) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Options or other direct or indirect rights to acquire shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time, (c) the aggregate number of shares of Company Common Stock that are underlying Company Restricted Stock Awards issued and outstanding immediately prior to the Effective Time, and (d) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock into shares of Company Common Stock pursuant to the Company Organizational Documents, in each case calculated on a treasury stock basis.

“Antitrust Laws” shall mean the HSR Act and any federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by Legal Requirements to close.

“Change of Control” shall mean any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of Parent; (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power of the then outstanding securities of Parent or the surviving Person outstanding immediately after such combination; or (c) a sale of all or substantially all of the assets of Parent.

“Closing Merger Consideration” shall mean an amount equal to $3,650,000,000.

“Closing Number of Securities” shall mean the number of shares of Parent Class A Stock equal to the quotient of (a) the Closing Merger Consideration divided by (b) $10.00.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Share Price” shall mean the share price equal to the closing sale price of one share of Parent Class A Stock as reported on Nasdaq (or the exchange on which the shares of Parent Class A Stock are then listed) for a period of at least twenty (20) days out of thirty (30) consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Parent Class A Stock), extraordinary cash dividend (which adjustment shall be subject to the reasonable mutual agreement of Parent and the Company), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Parent Class A Stock).

“Company Incentive Plan” shall mean that certain 2019 Stock Option and Grant Plan of the Company.

“Company IT Systems” shall mean all computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by any Group Company to process, store, maintain, backup or operate data, information and functions that are used in connection with the business of the Group

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Companies, but excluding, for the avoidance of doubt, any computer systems, software, firmware, hardware, networks, interfaces, platforms, related systems, databases, websites and equipment owned, outsourced or licensed by customers of any Group Company.

“Company Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; provided, however, that no change, event, occurrence or effect arising out of or related to any of the following, alone or in combination, shall be taken into account in determining whether a Company Material Adverse Effect has occurred: (i) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, pandemics (including COVID-19), epidemics, disease outbreaks, or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or other natural or man-made disasters, or any worsening thereof; (iii) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Entities); (iv) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement (including Pandemic Measures); (v) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; (vi) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (vii) events or conditions generally affecting the industries and markets in which the Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement; provided, however, that if a change or effect related to clauses (iv) through (vii) disproportionately adversely affects the Group Companies, taken as a whole, compared to other Persons operating in the same industry as the Group Companies, then such disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred.

“Company Option” shall mean an option to purchase shares of Company Common Stock granted under the Company Incentive Plan or otherwise.

“Company Organizational Documents” shall mean that certain (i) Amended and Restated Investors’ Rights Agreement, by and among the Company and the investors listed on Schedule A thereto, dated as of November 2, 2020, as amended by an Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated as of November 18, 2020, (ii) Amended and Restated Voting Agreement, by and among the Company and the investors listed on Schedule A and the key holders listed on Schedule B thereto, dated as of November 2, 2020, as amended by an Amendment No. 1 to Amended and Restated Voting Agreement, dated as of November 18, 2020, (iii) Amended and Restated Right of First Refusal and Co-Sale Agreement, by and among the investors listed on Schedule A and the key holders listed on Schedule B thereto, dated as of November 2, 2020, as amended as amended by an Amendment No. 1 to Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 18, 2020, and (iv) Third Amended and Restated Certificate of Incorporation of the Company filed with the Delaware Secretary of Stated on November 18, 2020, as amended on January 28, 2021.

“Company Restricted Stock Award” means an award of shares of Company Common Stock that are subject to vesting and/or a right of repurchase.

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“Company Stockholder” shall mean a holder of a share of Company Common Stock and Company Preferred Stock issued and outstanding immediately prior to the Effective Time.

“Company Stockholders Meeting” means the special meeting of the Company Stockholders to be held to consider the adoption of this Agreement.

“Company Transaction Costs” shall mean all fees, costs and expenses of the Group Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including: (a) all change of control bonus payments, retention or similar payments payable solely as a result of the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger payments”), and the employer portion of payroll Taxes payable as a result of the foregoing amounts; (c) all transaction, deal, brokerage, financial advisory or any similar fees payable in connection with the consummation of the Transactions; and (d) all costs, fees and expenses related to the D&O Tail; but excluding (i) any and all costs, fees and expenses incurred in connection with the preparation and filing of the Proxy Statement (and any registration statement filed with the SEC in connection therewith) and the review and/or approval thereof by the SEC, (ii) any and all costs, fees and expenses incurred in connection with the listing on Nasdaq of the shares of Parent Class A Stock issued in connection with the Transactions, (iii) any transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other similar Taxes and fees (including any penalties or interest) payable in connection with the Transactions, and (iv) any other amounts payable by Parent hereunder.

“Company’s Required Funds” shall mean an amount equal to $1,000,000,000.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated as of May 27, 2021, by and between the Company and Parent, as amended from time to time.

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“Current Government Contract” shall mean any Government Contract the period of performance of which has not yet expired or been terminated.

“Earn-Out Period” shall mean the time period beginning on the date that is the twelve (12)-month anniversary of the Closing and ending on the date that is the thirty-six (36)-month anniversary of the Closing (inclusive of the first and last day of such period).

“Earn-Out Pro Rata Share” shall mean for each Company Stockholder, such amount determined in accordance with the following formula and as applied by Board of Directors of Parent in good faith: (The total number of Earn-Out Shares minus the number of Earn-Out Shares underlying any Earn-Out RSUs then outstanding) multiplied by (such Company Stockholder’s pro rata portion of the Closing Number of Securities then outstanding divided by the total Closing Number of Securities then outstanding).

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“Earn-Out RSU” shall mean the award of restricted stock units in respect of the Earn-Out Shares granted to the Earn-Out Service Providers pursuant to the Earn-Out Award Agreement.

“Earn-Out Service Provider” shall mean each employee or individual service provider of the Company, in each case whom the board of directors of the Company designates as an Earn-Out Service Provider prior to the Closing and who enters into an Earn-Out Award Agreement.

“Environmental Law” shall mean any and all applicable Legal Requirements relating to pollution, Hazardous Materials, or the protection of the environment, natural resources, or human health and safety.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414 of the Code.

“Equity Exchange Ratio” shall mean the quotient, of: (a) the Per Share Amount divided by (b) $10.00.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification); Section 4.2 (Company Subsidiaries); Section 4.3 (Capitalization); Section 4.4 (Due Authorization); and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of Parent, the representations and warranties contained in Section 5.1 (Organization and Qualification); Section 5.2 (Parent Subsidiaries); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); and Section 5.10 (Business Activities; Liabilities).

“GAAP” shall mean United States generally accepted accounting principles, consistently applied.

“Government Contract” shall mean any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, letter contract or other similar written arrangement of any kind, including all amendments, modifications and options thereunder or relating thereto between the Company or a Company Subsidiary, on the one hand, and: (a) any Governmental Entity; (b) any prime contractor of a Governmental Entity in its capacity as a prime contractor; or (c) any subcontractor at any tier performing work that is directly charged to any contract of a type described in clauses (a) or (b) above, on the other hand. A purchase, task or delivery order, or any other ordering agreement, under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Hazardous Material” shall mean any substance, material or waste that is listed, classified, defined, characterized or otherwise regulated by a Governmental Entity as a “toxic substance,” “hazardous substance,” “hazardous material” or words of similar meaning or effect, including any radioactive materials.

“HIPAA” shall mean the United State Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d through 1329d-8), as amended by the Health Information Technology for Economic and Clinical Health Act (Pub. L. No. 111-5), and all applicable implementing regulations, including its implementing regulations codified at 45 C.F.R. Parts 160, 162, and 164.

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“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities; (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually payable as a result of the prepayment or discharge of any of the foregoing.

“Intellectual Property” shall mean all worldwide rights, title and interest in or relating to intellectual property, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all patents and patent applications, including provisional patent applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor) (collectively, “Patents”); (b) all trademarks, business marks, service marks, brand names, trade dress rights, logos, corporate names, and trade names, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, intent-to-use registrations or similar reservations of marks, renewals and extensions thereof (collectively, “Trademarks”); (c) all registered and unregistered copyrights and applications for registration of copyright (collectively, “Copyrights”); (d) all internet domain names; (e) trade secrets, know-how, technology, discoveries and improvements, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable (collectively “Trade Secrets”); (f) databases; and (g) all other intellectual property, intellectual property rights, proprietary information and proprietary rights.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event of: (a) with respect to the Company, the individuals listed on Schedule 1.2-A of the Company Disclosure Letter; and (b) with respect to Parent or Merger Sub, the individuals listed on Schedule 1.2-B of the Parent Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, investigation (formal or informal), inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity having jurisdiction over a given matter.

“Licensed Intellectual Property” shall mean all Intellectual Property exclusively licensed to any of the Group Companies.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“OFAC” shall mean the U.S. Treasury Department Office of Foreign Assets Control.

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“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Owned Intellectual Property” shall mean all Intellectual Property which any of the Group Companies has (or purports to have) an ownership interest.

“Pandemic Measures” shall mean any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Legal Requirement, by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES), or any other pandemic, epidemic, public health emergency or disease outbreak.

“Parent Cash” shall mean, as of the date of determination: (a) all amounts in the Trust Account; plus (b) the Equity Financing Amount.

“Parent Material Adverse Effect” shall mean any change, event, or occurrence, that, individually or when aggregated with other changes, events, or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of Parent and Merger Sub, taken as a whole; provided, however, that no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Parent Material Adverse Effect has occurred: (i) changes or proposed changes in Applicable Legal Requirements, regulations or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (ii) changes or proposed changes in GAAP (or any interpretation thereof) after the date of this Agreement; or (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world.

“Parent Organizational Documents” shall mean the Amended and Restated Certificate of Incorporation of Parent, dated as of April 6, 2021 (the “Parent Charter”) and the Bylaws of Parent or any other similar organization documents of Parent, as each may be amended, modified or supplemented.

“Parent Transaction Costs” shall mean: (a) all fees, costs and expenses of Parent incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, whether paid or unpaid prior to the Closing, including any and all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; and (b) any Indebtedness of Parent or its Subsidiaries owed to its Affiliates or stockholders; provided, however, the legal fees paid to Parent’s counsel (excluding fees paid in connection with any litigation or similar proceedings, if any, in connection with the Transaction), deferred underwriter, private placement and printer fees and costs of parties retained by Parent in connection with merger and acquisition advice, in each case for services rendered through the Closing shall not exceed $35,000,000, without the Company’s prior written consent.

“Parent Units” shall mean equity securities of Parent each consisting of one share of Parent Class A Stock and one-third of one Public Warrant.

“Permitted Lien” shall mean: (a) Liens for current period Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and in each case that are sufficiently reserved for on the Financial Statements in accordance with GAAP; (b) statutory and contractual Liens of landlords with respect to Leased Real Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of Leased Real Property, zoning, building, or other restrictions,

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variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing the Indebtedness of any of the Group Companies; (f) in the case of Intellectual Property, non-exclusive licenses granted to third parties in the ordinary course; (g) Liens incurred in connection with capital lease obligations of any of the Group Companies; and (h) all exceptions, restrictions, easements, imperfections of title (including gaps in the chain of title evident from the records of the relevant Governmental Entity maintaining such records), charges, rights-of-way and other Liens of record that do not materially interfere with the present use of the assets of the Group Companies, taken as a whole.

“Per Share Amount” shall mean the quotient, rounded to the nearest one-tenth of a cent, obtained by dividing (a) the Closing Merger Consideration by (b) the Aggregate Company Share Amount.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Permitted Transaction” shall mean any of the following transactions with third parties: (i) strategic drug creation, development, and commercialization collaborations using a third party’s artificial intelligence (AI) or machine-learning platforms for drug discovery, (ii) non-U.S. and European distribution or commercialization arrangements, (iii) supply and manufacturing agreements, and (iv) research and license collaborations for combination drug or therapy studies and research.

“Personal Information” shall mean, in addition to any definition for any similar term (e.g., “personally identifiable information” or “PII”) provided by Applicable Legal Requirement, all information that identifies, could be used to identify or is otherwise associated with an individual person or device, whether or not such information is associated with an identifiable individual. Personal Information may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person. For the avoidance of doubt, this includes “personal data” as defined in the GDPR and the UK GDPR.

“Privacy Laws” shall mean any and all Applicable Legal Requirements (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, transmission, transfer (including cross-border transfers), processing, privacy, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, but not limited to, HIPAA; the California Consumer Privacy Act (CCPA); Regulation (EU) 2016/679 (“GDPR”); Regulation (EU) 2016/679, as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of the Data Protection Act 2018 (the “DPA 2018”) as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (the “UK GDPR”); and any and all Applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, stockholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective Affiliates, successors and assigns.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Softbank” shall mean SB Northstar LP or its affiliates.

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“Specified Business Conduct Laws” shall mean: (a) the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act, and other Applicable Legal Requirements relating to bribery or corruption; (b) all Legal Requirements imposing trade sanctions on any Person, including, all Legal Requirements administered by OFAC, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, Her Majesty’s Treasury or the European Union and all anti-boycott or anti-embargo laws; (c) all Legal Requirements relating to the import, export, re-export, transfer of information, data, goods, and technology, including the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce and the International Traffic in Arms Regulations administered by the U.S. Department of State; and (d) the Money Laundering Control Act, the Currency and Foreign Transactions Reporting Act, The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and other Applicable Legal Requirements relating to money laundering.

“Sponsor” shall mean CMLS Holdings III LLC, a Delaware limited liability company.

“Sponsor Support Agreement” shall mean that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Parent and the Company, as amended or modified from time to time.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity, (whether disputed or not) together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability in respect of any items described in clause (a) payable by reason of Contract transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Total Outstanding Company Shares” shall mean the sum, without duplication, of (a) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time plus (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares of Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time into shares of Company Common Stock pursuant to the Company Organizational Documents.

“Total Stockholder Outstanding Shares” shall mean, with respect to a Company Stockholder, the sum of (a) the aggregate number of shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time plus (b) the aggregate number of shares of Company Common Stock that would be issuable upon the conversion all shares

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of Company Preferred Stock held by such Company Stockholder immediately prior to the Effective Time into shares of Company Common Stock pursuant to the Company Organizational Documents.

“Trading Day” means any day on which shares of Parent Class A Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Class A Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the A&R Registration Rights Agreement, the Equity Financing Agreements, the Confidentiality Agreement, the Sponsor Support Agreement, the Sponsor Forfeiture Agreement, the Earn-Out Escrow Agreement, the Parent A&R Charter, and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event I” shall occur if, within the Earn-Out Period, the Common Share Price of Parent Class A Stock is greater than or equal to $12.50 per share.

“Triggering Event II” shall occur if, within the Earn-Out Period, the Common Share Price of Parent Class A Stock is greater than or equal to $16.50 per share.

“Triggering Events” shall mean Triggering Event I and Triggering Event II.

“Warrant Accounting Issue” shall mean the fact that, pursuant to Applicable Legal Requirements or requirements of the SEC in effect or announced as of the date of this Agreement, Parent may have improperly accounted for its outstanding warrants as equity instruments and may be required to restate its previously filed financial statements to reflect the classification of its outstanding warrants as liabilities for accounting purposes (together with any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures)) arising from the treatment of such warrants of Parent as equity rather than liabilities.

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Annex B

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

August 5, 2021

CM Life Sciences III, Inc.

667 Madison Avenue

New York, NY 10065

Attn: Board of Directors

Dear Members of the Board of Directors:

We understand that CM Life Sciences III, Inc. (“Parent”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Parent, Clover III Merger Sub Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and EQRx, Inc. (the “Company”), pursuant to which, among other things, (i) Merger Sub will merge (the “Merger”) with the Company, (ii) the Company will survive the Merger as a wholly owned subsidiary of Parent, and (iii) the outstanding shares of Common Stock, par value $0.0001 per share (“Company Common Stock”), of the Company, Series A Preferred Stock, par value $0.0001 per share (“Company Series A Preferred Stock”), of the Company and Series B Preferred Stock, par value $0.0001 per share (“Company Series B Preferred Stock” and, together with the Company Series A Preferred Stock, the “Company Preferred Stock”), of the Company will be converted into the right to receive, in the aggregate, (a) 365,000,000 shares of Class A common stock, par value $0.0001 per share (“Parent Class A Stock”), of Parent (the “Closing Merger Consideration”) and (b) contingent rights to receive a number of additional shares of Parent Class A Stock, subject to and contingent upon the closing prices of the Parent Class A Common Stock following the consummation of the Merger exceeding certain milestones as provided by the Agreement (the “Contingent Consideration”). In addition, we understand that pursuant to or as contemplated by the Agreement, (i) Parent has entered into subscription agreements with the applicable investors named therein, pursuant to which such investors have committed to purchase, in the aggregate, 120,000,000 shares of Company Common Stock at a price of $10.00 per share of Company Common Stock (the “Equity Financing”), (ii) CMLS Holdings III LLC (the “Sponsor”) will enter into a Sponsor Forfeiture Agreement pursuant to which, among other things, under certain circumstances, the Sponsor will forfeit for no consideration certain of its shares of Parent Class A Stock (the “Forfeiture”) and (iii) the Sponsor will enter into a support agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor will, among other things, vote to adopt and approve the Agreement and the Merger (the “Sponsor Vote” and, together with the Equity Financing and the Forfeiture, the “Related Transactions”).

The Board of Directors (the “Board”) of Parent has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Closing Merger Consideration to be issued by Parent in the Merger pursuant to the Agreement is fair to Parent from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.      reviewed a draft, dated August 3, 2021, of the Agreement;

2.     reviewed certain publicly available business and financial information relating to Parent and the Company that we deemed to be relevant;

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3.     reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company and Parent, including a projection of the Company’s revenue for the year ending December 31, 2026 prepared by the management of the Company (the “2026 Revenue Projection”) and a projection of the Company’s revenue for the year ending December 31, 2028 prepared by the management of the Company (the “2028 Revenue Projection”);

4.     spoken with certain members of the management of Parent and certain of its representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Merger and related matters;

5.     compared the financial performance and operating characteristics of the Company with that of companies with publicly traded equity securities that we deemed to be relevant;

6.     considered the publicly available financial terms of certain transactions that we deemed to be relevant; and

7.     conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, at your direction, we have assumed that the 2026 Revenue Projection and the 2028 Revenue Projection have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial results and condition of the Company. You have advised us and, at your direction, we have assumed that the 2026 Revenue Projection and the 2028 Revenue Projection are the only current projections in the possession of Parent with respect to the future financial performance of the Company. In addition, at your direction, we have assumed that the 2026 Revenue Projection and the 2028 Revenue Projection are the only current projections in the possession of the Company with respect to the future financial performance of the Company. You have also advised us and, at your direction we have assumed, that the 2026 Revenue Projection and the 2028 Revenue Projection provide a reasonable basis on which to evaluate the Company and the Merger and we have, at your direction, used and relied upon the 2026 Revenue Projection and the 2028 Revenue Projection for purposes of our analyses and this Opinion. We express no view or opinion with respect to the 2026 Revenue Projection, the 2028 Revenue Projection or the respective assumptions on which they are based. For purposes of our financial analyses and this Opinion, with your consent, we (i) did not perform any financial analyses to evaluate the value of Parent or to derive valuation references ranges for any shares of Parent for purposes of comparison with the Closing Merger Consideration or otherwise, (ii) have assumed that the value of each share of Parent capital stock (including, without limitation, each share of Parent Class A Stock and each share of Class B common stock, par value $0.0001 per share (“Parent Class B Stock”), of Parent) is equal to $10.00 (with such $10.00 value being based on Parent’s initial public offering and Parent’s approximate cash per outstanding Parent Class A Stock (excluding, for the avoidance of doubt, the dilutive impact of outstanding Parent Class B Stock or any warrants to purchase Parent Class A Stock or Parent Class B Stock)), notwithstanding the different voting rights and other non-financial terms of such shares that could impact their value and (iii) the Closing Merger Consideration has a value equal to $3,650,000,000. In reaching our conclusions hereunder, with your consent, we did not rely upon a discounted cash flow analysis of the Company, because, as you have advised us and directed us to assume, no current projections with respect to the future financial performance of the Company are available, other than the 2026 Revenue Projection and the 2028 Revenue Projection. We have relied upon and

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assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed, without independent verification, the assessments of the managements of Parent and the Company as to the Company’s existing and future technology, products, product candidates, services and intellectual property and the validity of, and risks associated with, such technology, products, product candidates, services and intellectual property (including, without limitation, the validity and life of patents or other intellectual property, the timing and probability of successful testing, development and commercialization of such technology, products, product candidates and services, the approval thereof by appropriate governmental authorities, and the potential impact of competition), and we have assumed at your direction that there will be no developments with respect to any such matters that would affect our analyses or this Opinion.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with your consent, that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger, the Company or Parent or any expected benefits of the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Parent, the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Parent or the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Parent or the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Merger, and this Opinion does not purport to address potential developments in any such markets. Furthermore, as you are aware, there is significant uncertainty as to the potential direct and indirect business, financial, economic and market implications and consequences of the spread of the coronavirus and associated illnesses and the actions and measures that countries, central banks, international

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financing and funding organizations, stock markets, businesses and individuals may take to address the spread of the coronavirus and associated illnesses including, without limitation, those actions and measures pertaining to fiscal or monetary policies, legal and regulatory matters and the credit, financial and stock markets (collectively, the “Pandemic Effects”), and the Pandemic Effects could have a material impact on our analyses and this Opinion. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of Parent, the Company or any other party, or any alternatives to the Merger, (b) negotiate the terms of the Merger, (c) advise the Board, Parent or any other party with respect to alternatives to the Merger, or (d) identify, introduce to the Board, Parent or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. We are not expressing any opinion as to what the value of the Parent Class A Stock actually will be when issued in the Merger pursuant to the Agreement or the price or range of prices at which the Parent Class A Stock, Parent Class B Stock, Company Common Stock or Company Preferred Stock may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished for the use of the Board in its capacity as such in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, Parent, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger or otherwise, including, without limitation, whether holders of Parent Class A Stock should redeem their shares or whether any party should participate in the Equity Financing.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Parent, the Company or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey has provided, and is currently providing, financial advisory services to CM Life Sciences II, Inc., an affiliate of Parent (“CMLS II”), in connection with CMLS II’s proposed acquisition of Somalogic, Inc., for which Houlihan Lokey has received, and would expect to receive, compensation. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Parent, the Sponsor, the Company, other participants in the Merger, or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Parent, the Sponsor, the Company, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey will receive a fee for rendering this Opinion, a portion of which became payable to us upon the rendering of this Opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, Parent has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

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We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, Parent, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Closing Merger Consideration to the extent expressly specified herein), including, without limitation, the Contingent Consideration or any Related Transaction, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of Parent, or to any other party (including, without limitation, the potential dilutive or other effects of the Closing Merger Consideration, the Parent Class B Stock, warrants to purchase Parent Class A Stock or Parent Class B Stock, or any other portion or aspect of the Merger on existing security holders of Parent), (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the appropriate capital structure of Parent, whether Parent should be issuing debt or equity securities or a combination of both in the Merger, or the form, structure or any aspect or terms of any debt or equity financing for the Merger (including, without limitation, the Equity Financing) or the likelihood of obtaining such financing, (vii) whether or not Parent, the Company, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (viii) the solvency, creditworthiness or fair value of Parent, the Company or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (ix) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Closing Merger Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, Parent, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Parent, the Company and the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Closing Merger Consideration to be issued by Parent in the Merger pursuant to the Agreement is fair to Parent from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

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Annex C

EQRX, INC.

2021 STOCK OPTION AND INCENTIVE PLAN

SECTION 1. GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the EQRx, Inc. 2021 Stock Option and Incentive Plan (as amended from time to time, the “Plan”). The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of EQRx, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company. It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer identification of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and which is comprised of not less than two Non Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment.

“Closing Date” means the date of the closing of the transactions contemplated by that certain Merger Agreement, dated as of August 5, 2021, by and among the Company and the other parties thereto.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor Code, and related rules, regulations and interpretations.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

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“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other award to which it relates) if such shares had been issued to and held by the grantee.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to market quotations. If there are no market quotations for such date, the determination shall be made by reference to the last date preceding such date for which there are market quotations.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Prior Plan” means the EQRx, Inc. 2019 Stock Option and Grant Plan, as amended.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

“Restricted Stock Award” means an Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Restricted Stock Units” means an Award of stock units subject to such restrictions and conditions as the Administrator may determine at the time of grant.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value as determined by the Administrator of the consideration payable, or otherwise to be received by stockholders, per share of Stock pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

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“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate (e.g., a Service Relationship shall be deemed to continue without interruption in the event an individual’s status changes from full-time employee to part-time employee or Consultant).

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of the Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50 percent interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10 percent of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions.

SECTION 2. ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)        Administration of Plan. The Plan shall be administered by the Administrator.

(b)       Powers of Administrator. The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)         to select the individuals to whom Awards may from time to time be granted;

(ii)        to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards, and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)       to determine the number of shares of Stock to be covered by any Award;

(iv)       to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v)        to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)        subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised; and

(vii)      at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it shall deem advisable; to interpret the terms and provisions of the Plan and any Award (including related written instruments); to make all determinations it deems advisable for the administration of the Plan; to decide all disputes arising in connection with the Plan; and to otherwise supervise the administration of the Plan.

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All decisions and interpretations of the Administrator shall be binding on all persons, including the Company and Plan grantees.

(c)        Delegation of Authority to Grant Awards. Subject to applicable law, the Administrator, in its discretion, may delegate to a committee consisting of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are (i) not subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) not members of the delegated committee. Any such delegation by the Administrator shall include a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria. The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan.

(d)       Award Certificate. Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)        Indemnification. Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage which may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)        Foreign Award Recipients. Notwithstanding any provision of the Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Subsidiaries operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to: (i) determine which Subsidiaries shall be covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply with applicable foreign laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be attached to this Plan as appendices); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals. Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.

SECTION 3. STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)        Stock Issuable. The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [•] shares (the “Initial Limit”), subject to adjustment as provided in this Section 3, plus on January 1, 2022 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively

Annex C-4

increased by (i) five percent (5%) of the number of shares of Stock issued and outstanding on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the Administrator (the “Annual Increase”). Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, as cumulatively increased on January 1, 2022 and each January 1 thereafter by the lesser of the Annual Increase for such year or [•] shares of Stock, subject in all cases to adjustment as provided in Section 3(b). For purposes of this limitation, the shares of Stock underlying any awards under the Plan and under the Prior Plan that are forfeited, canceled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) shall be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options. In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan. Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award. The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.

(b)       Changes in Stock. Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, the outstanding shares of Stock are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger or consolidation, sale of all or substantially all of the assets of the Company, the outstanding shares of Stock are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award, and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable. The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event. The adjustment by the Administrator shall be final, binding and conclusive. No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

(c)        Mergers and Other Transactions. In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity, or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree. To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate. [In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions

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shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate.] In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration); or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable) held by such grantee. The Company shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other Awards in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards.

(d)       Maximum Awards to Non-Employee Directors. Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed $750,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board. For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with ASC 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

SECTION 4. ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5. STOCK OPTIONS

(a)        Award of Stock Options. The Administrator may grant Stock Options under the Plan. Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options. Incentive Stock Options may be granted only to employees of the Company or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options granted pursuant to this Section 5 shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable. If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

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(b)       Exercise Price. The exercise price per share for the Stock covered by a Stock Option granted pursuant to this Section 5 shall be determined by the Administrator at the time of grant but shall not be less than 100 percent of the Fair Market Value on the date of grant. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110 percent of the Fair Market Value on the grant date. Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise compliant with Section 409A.

(c)        Option Term. The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

(d)       Exercisability; Rights of a Stockholder. Stock Options shall become exercisable at such time or times, whether or not in installments, as shall be determined by the Administrator at or after the grant date. The Administrator may at any time accelerate the exercisability of all or any portion of any Stock Option. An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)        Method of Exercise. Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased. Payment of the purchase price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i)         In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)        Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan. Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)       By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the purchase price; provided that in the event the optionee chooses to pay the purchase price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company shall prescribe as a condition of such payment procedure; or

(iv)       With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection. The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in his stead in accordance with the provisions of the Stock Option) by the Company of the full purchase price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company is obligated to withhold with respect to the optionee). In the event an optionee chooses to pay the purchase price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares. In the event that the Company establishes, for itself or using the services of a third party, an automated system

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for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

(f)        Annual Limit on Incentive Stock Options. To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000. To the extent that any Stock Option exceeds this limit, it shall constitute a Non-Qualified Stock Option.

SECTION 6. STOCK APPRECIATION RIGHTS

(a)        Award of Stock Appreciation Rights. The Administrator may grant Stock Appreciation Rights under the Plan. A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b)       Exercise Price of Stock Appreciation Rights. The exercise price of a Stock Appreciation Right shall not be less than 100 percent of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100 percent of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant, or (iii) if the Stock Appreciation Right is otherwise compliant with Section 409A.

(c)        Grant and Exercise of Stock Appreciation Rights. Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to Section 5 of the Plan.

(d)       Terms and Conditions of Stock Appreciation Rights. Stock Appreciation Rights shall be subject to such terms and conditions as shall be determined on the date of grant by the Administrator. The term of a Stock Appreciation Right may not exceed ten years. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees.

SECTION 7. RESTRICTED STOCK AWARDS

(a)        Nature of Restricted Stock Awards. The Administrator may grant Restricted Stock Awards under the Plan. A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator may determine at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives.

(b)       Rights as a Stockholder. Upon the grant of the Restricted Stock Award and payment of any applicable purchase price, if any, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that if the lapse of restrictions with respect to the Restricted Stock Award is tied to the attainment of performance goals, any dividends paid by the Company during the performance period shall accrue and shall not be paid to the grantee until and to the extent the performance goals are met with respect to the Restricted Stock Award. Unless the Administrator shall otherwise determine, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated

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Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

(c)        Restrictions. Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Restricted Stock Award Certificate. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s employment (or other Service Relationship) with the Company and its Subsidiaries terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of employment (or other Service Relationship), and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder. Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)       Vesting of Restricted Shares. The Administrator at the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives and other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse. Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives and other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8. RESTRICTED STOCK UNITS

(a)        Nature of Restricted Stock Units. The Administrator may grant Restricted Stock Units under the Plan. A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant. Conditions may be based on continuing employment (or other Service Relationship) and/or achievement of pre-established performance goals and objectives. The terms and conditions of each such Award shall be determined by the Administrator, and such terms and conditions may differ among individual Awards and grantees. Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, the Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate). Restricted Stock Units with deferred settlement dates are subject to Section 409A and shall contain such additional terms and conditions as the Administrator shall determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)       Election to Receive Restricted Stock Units in Lieu of Compensation. The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an award of Restricted Stock Units. Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and in accordance with Section 409A and such other rules and procedures established by the Administrator. Any such future cash compensation that the grantee elects to defer shall be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein. The Administrator shall have the sole right to determine whether and under what circumstances to

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permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate. Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

(c)        Rights as a Stockholder. A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying his or her Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)       Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 9. UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock. The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan. An Unrestricted Stock Award is an Award pursuant to which the grantee may receive shares of Stock free of any restrictions under the Plan. Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10. CASH-BASED AWARDS

Grant of Cash-Based Awards. The Administrator may grant Cash-Based Awards under the Plan. A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals. The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award shall become vested or payable, and such other provisions as the Administrator shall determine. Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator. Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11. DIVIDEND EQUIVALENT RIGHTS

(a)        Dividend Equivalent Rights. The Administrator may grant Dividend Equivalent Rights under the Plan. A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee. A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an award of Restricted Stock Units or as a freestanding award. The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate. Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents. Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any. Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments. A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall provide that such Dividend Equivalent Right shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and that such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

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(b)       Termination. Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the grantee’s termination of employment (or cessation of Service Relationship) with the Company and its Subsidiaries for any reason.

SECTION 12. Transferability of Awards

(a)        Transferability. Except as provided in Section 12(b) below, during a grantee’s lifetime, his or her Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity. No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order. No Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)       Administrator Action. Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer his or her Non-Qualified Stock Options to his or her immediate family members, to trusts for the benefit of such family members, or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award. In no event may an Award be transferred by a grantee for value.

(c)        Family Member. For purposes of Section 12(b), “family member” shall mean a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50 percent of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets, and any other entity in which these persons (or the grantee) own more than 50 percent of the voting interests.

(d)       Designation of Beneficiary. To the extent permitted by the Company, each grantee to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or receive any payment under any Award payable on or after the grantee’s death. Any such designation shall be on a form provided for that purpose by the Administrator and shall not be effective until received by the Administrator. If no beneficiary has been designated by a deceased grantee, or if the designated beneficiaries have predeceased the grantee, the beneficiary shall be the grantee’s estate.

SECTION 13. TAX WITHHOLDING

(a)        Payment by Grantee. Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any Federal, state, or local taxes of any kind required by law to be withheld by the Company with respect to such income. The Company and its Subsidiaries shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee. The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

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(b)       Payment in Stock. The Administrator may require the Company’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment. For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees. The Administrator may also require the Company’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company in an amount that would satisfy the withholding amount due.

SECTION 14. Section 409A awards

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A. The Plan and all Awards shall be interpreted in accordance with such intent. To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A. In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service, or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A. Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15. TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)        Termination of Service Relationship. If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated his or her Service Relationship for purposes of the Plan.

(b)       For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)         a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)        an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing.

SECTION 16. AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent. The Administrator is specifically authorized

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to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants. To the extent required under the rules of any securities exchange or market system on which the Stock is listed, to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders. Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

SECTION 17. STATUS OF PLAN

With respect to the portion of any Award that has not been exercised and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator shall otherwise expressly determine in connection with any Award or Awards. In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18. GENERAL PROVISIONS

(a)        No Distribution. The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)       Issuance of Stock. To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company shall have mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company. Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company shall have given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records). Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded. Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction, securities or other laws, rules and quotation system on which the Stock is listed, quoted or traded. The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)        No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

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(d)       Stockholder Rights. Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or any other action by the grantee with respect to an Award.

(e)        Other Compensation Arrangements; No Employment Rights. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases. The adoption of this Plan and the grant of Awards do not confer upon any employee any right to continued employment with the Company or any Subsidiary.

(f)        Trading Policy Restrictions. Option exercises and other Awards under the Plan shall be subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g)       Clawback Policy. A participant’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a grantee, or (ii) applicable law.

SECTION 19. EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, and applicable stock exchange rules. No grants of Stock Options and other Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20. GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _______________, 2021

DATE APPROVED BY STOCKHOLDERS: _______________, 2021

Annex C-14

Annex D

EQRX, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the EQRx, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of EQRx, Inc. (the “Company”) and each Designated Subsidiary (as defined in Section 11) with opportunities to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). An aggregate of               1 shares of Common Stock have been approved and reserved for this purpose, plus on January 1, 2022, and each January 1 thereafter through January 1, 2031, the number of shares of Common Stock reserved and available for issuance under the Plan shall be cumulatively increased by the least of (i) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31st, (ii)             shares of Common Stock or (iii) such number of shares of Common Stock as determined by the Administrator (as defined in Section 1). The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to achieve tax, securities laws or other objectives for eligible employees. Except as otherwise provided herein, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Unless otherwise defined herein, capitalized terms in this Plan shall have the meaning ascribed to them in Section 11.

1.          Administration. The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose. The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it shall deem advisable; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan. All interpretations and decisions of the Administrator shall be binding on all persons, including the Company and the Participants. No member of the Board or individual exercising administrative authority with respect to the Plan shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

2.         Offerings. The Company may make one or more offerings to eligible employees to purchase Common Stock under the Plan (“Offerings”). The Administrator shall determine, in its discretion, when the initial Offering and any subsequent Offering shall occur and the duration of each such Offering, provided that no Offering shall exceed 27 months in duration.

3.         Eligibility. All individuals classified as employees on the payroll records of the Company and each Designated Subsidiary are eligible to participate in any one or more of the Offerings under the Plan, provided that as of the first day of the applicable Offering (the “Offering Date”) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week (or such lesser number of hours per week as the Administrator shall determine in advance of an Offering) and have completed such period of service prior to the Offering Date as the Administrator may require (but in no event will the required period of continuous employment be equal to or greater than two (2) years). The Administrator may

____________

1              Note to Draft: to equal 1% of post-closing fully-diluted shares.

Annex D-1

exclude from participation in the Plan or any Offering employees who are “highly compensated employees” of the Company or a Designated Subsidiary (within the meaning of Section 414(q) of the Code) or a sub-set of such highly compensated employees. Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary for purposes of the Company’s or applicable Designated Subsidiary’s payroll system are not considered to be eligible employees of the Company or any Designated Subsidiary and shall not be eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Subsidiary for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation. Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Subsidiary on the Company’s or Designated Subsidiary’s payroll system to become eligible to participate in this Plan is through an amendment to this Plan, duly executed by the Company, which specifically renders such individuals eligible to participate herein.

4.         Participation.

(a)        Participants. An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form, which may be electronic, to his or her appropriate payroll location at least 15 business days before the Offering Date (or by such other deadline as shall be established by the Administrator for such Offering).

(b)       Enrollment. The enrollment form will (a) state a whole percentage or amount to be deducted from an eligible employee’s Compensation (as defined in Section 11) per pay period, (b) authorize the purchase of Common Stock in each Offering in accordance with the terms of the Plan and (c) specify the exact name or names in which shares of Common Stock purchased for such individual are to be issued pursuant to Section 10. An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate. Unless a Participant files a new enrollment form or withdraws from the Plan, such Participant’s deductions and purchases will continue at the same percentage or amount of Compensation for future Offerings, provided he or she remains eligible.

(c)        Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code and any applicable law.

5.         Employee Contributions. Each eligible employee may authorize payroll deductions at a minimum of [•] percent up to a maximum of [•] percent of such employee’s Compensation for each pay period (or such other percentage as the Administrator may establish from time to time before an Offering begins). The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Offering. No interest will accrue or be paid on payroll deductions.

6.         Deduction Changes. Except as may be determined by the Administrator in advance of an Offering, a Participant may not increase or decrease his or her payroll deduction during any Offering, but may increase or decrease his or her payroll deduction with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form at least fifteen (15) business days before the next Offering Date (or by such other deadline as shall be established by the Administrator for the Offering). The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate his or her payroll deduction during an Offering.

7.          Withdrawal. A Participant may withdraw from participation in the Plan by delivering a written notice of withdrawal to his or her appropriate payroll location at least 15 days before the Exercise Date (or by such other deadline as shall be established by the Administrator for the Offering). The Participant’s withdrawal will be effective as of the next business day.

Annex D-2

Following a Participant’s withdrawal, the Company will promptly refund such individual’s entire account balance under the Plan to him or her (after payment for any Common Stock purchased before the effective date of withdrawal). Partial withdrawals are not permitted. Such an employee may not begin participation again during the remainder of the Offering, but may enroll in a subsequent Offering in accordance with Section 4.

8.         Grant of Options. On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of such Offering (the “Exercise Date”), at the Option Price hereinafter provided for, the lowest of (a) a number of shares of Common Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined herein), (b) the number of shares determined by dividing $25,000 by the Fair Market Value of the Common Stock on the Offering Date for such Offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below. Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date. The purchase price for each share purchased under each Option (the “Option Price”) will be 85% (or such greater percentage determined by the Administrator in advance of an Offering) of the Fair Market Value of the Common Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an option hereunder if such Participant, immediately after the option was granted, would be treated as owning stock possessing five (5) percent or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (as defined in Section 11). For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of a Participant, and all stock which the Participant has a contractual right to purchase shall be treated as stock owned by the Participant. In addition, no Participant may be granted an Option which permits his or her rights to purchase stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such stock (determined on the option grant date or dates) for each calendar year in which the Option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.         Exercise of Option and Purchase of Shares. Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option on such date and shall acquire from the Company such number of whole shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Any amount remaining in a Participant’s account at the end of an Offering solely by reason of the inability to purchase a fractional share will be carried forward to the next Offering; any other balance remaining in a Participant’s account at the end of an Offering will be refunded to the Participant promptly.

10.       Issuance of Certificates. Certificates or book-entries at the Company’s transfer agent representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or in the name of a broker authorized by the employee to be his, her or their, nominee for such purpose.

11.        Definitions.

The term “Closing Date” means the date of the closing of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of August 5, 2021, by and among the Company and the other parties thereto.

Annex D-3

The term “Compensation” means the regular salary or basic hourly rate of compensation. The Administrator, in its discretion, may establish a different definition of Compensation for an Offering, which for the Section 423 Component shall apply on a uniform and nondiscriminatory basis. Further, the Administrator will have discretion to determine the application of this definition to eligible employees outside the United States.

The term “Designated Subsidiary” means any present or future Subsidiary (as defined below) that has been designated by the Board to participate in the Plan. The Board may so designate any Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the stockholders , and may further designate such companies or Participants as participating in the 423 Component or the Non-423 Component. The Board may also determine which Subsidiaries or eligible employees may be excluded from participation in the Plan, to the extent consistent with Section 423 of the Code or as implemented under the Non-423 Component, and determine which Designated Subsidiary or Subsidiaries will participate in separate Offerings (to the extent that the Company makes separate Offerings). For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Subsidiaries; provided, however, that at any given time, a Subsidiary that is a Designated Subsidiary under the 423 Component will not be a Designated Subsidiary under the Non-423 Component. The current list of Designated Subsidiaries is attached hereto as Appendix A.

The term “Fair Market Value of the Common Stock” on any given date means the fair market value of the Common Stock determined in good faith by the Administrator; provided, however, that if the Common Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), the NASDAQ Global Market, The New York Stock Exchange or another national securities exchange, the determination shall be made by reference to the closing price on such date. If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

The term “Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

The term “Participant” means an individual who is eligible as determined in Section 3 and who has complied with the provisions of Section 4.

The term “Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12.        Rights on Termination of Employment. If a Participant’s employment terminates for any reason before the Exercise Date for any Offering, no payroll deduction will be taken from any pay due and owing to the Participant and the balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, to his or her designated beneficiary as if such Participant had withdrawn from the Plan under Section 7. An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs him or her, having been a Designated Subsidiary, ceases to be a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Subsidiary; provided, however, that if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Option will be qualified under the 423 Component only to the extent that such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Participant’s Option will remain non-qualified under the Non-423 Component. An employee will not be deemed to have terminated employment for this purpose if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

Annex D-4

13.        Special Rules and Sub-Plans. Notwithstanding anything herein to the contrary, the Administrator may adopt special rules applicable to the employees of a particular Designated Subsidiary, whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Subsidiary has employees; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code, the employees subject to such special rules or sub-plans will participate in the Non-423 Component. Any special rules or sub-plans established pursuant to this Section 13 shall, to the extent possible, result in the employees subject to such rules having substantially the same rights as other Participants in the Plan.

14.       Optionees Not Stockholders. Neither the granting of an Option to a Participant nor the deductions from his or her pay shall constitute such Participant a holder of the shares of Common Stock covered by an Option under the Plan until such shares have been purchased by and issued to him or her.

15.        Rights Not Transferable. Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16.       Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

17.        Adjustment in Case of Changes Affecting Common Stock. In the event of a subdivision of outstanding shares of Common Stock, the payment of a dividend in Common Stock or any other change affecting the Common Stock, the number of shares approved for the Plan and the share limitation set forth in Section 8 shall be equitably or proportionately adjusted to give proper effect to such event.

18.       Amendment of the Plan. The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment shall be made increasing the number of shares approved for the Plan or making any other change that would require stockholder approval in order for the 423 Component of the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code.

19.        Insufficient Shares. If the total number of shares of Common Stock that would otherwise be purchased on any Exercise Date plus the number of shares purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase Common Stock on such Exercise Date.

20.      Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.

21.        Governmental Regulations. The Company’s obligation to sell and deliver Common Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance, or sale of such stock.

22.       Governing Law. This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, applied without regard to conflict of law principles.

23.       Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

Annex D-5

24.       Tax Withholding. Participation in the Plan is subject to any required tax withholding on income of the Participant in connection with the Plan. Each Participant agrees, by entering the Plan, that the Company and its Subsidiaries shall have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant, including shares issuable under the Plan.

25.       Notification Upon Sale of Shares under the 423 Component. Each Participant agrees, by entering the 423 Component of the Plan, to give the Company prompt notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

26.       Effective Date. This Plan shall become effective upon the date immediately preceding the Closing Date following stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation, each as amended, and applicable stock exchange rules.

27.       Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary, all eligible employees who are granted options under the Plan with respect to the 423 Component shall have the same rights and privileges as determined in accordance with Section 423 of the Code.

28.       No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an employee or in any other capacity.

29.       Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

30.      Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes any prior plans and respect to the subject matter hereof.

Annex D-6

APPENDIX A

Designated Subsidiaries

Annex D-7

Annex E

SECOND
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF

CM LIFE SCIENCES III INC.

_______________, 2021

CM Life Sciences III Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.   The name of the Corporation is “CM Life Sciences III Inc.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on January 20, 2021 (the “Original Certificate”). The Amended and Restated Certificate of Incorporation (the “First Amended and Restated Certificate”), which both restated and amended the provisions of the Original Certificate was filed with the Secretary of the State of Delaware on April 6, 2021.

2.   This Second Amended and Restated Certificate of Incorporation attached hereto as Exhibit A (the “Second Amended and Restated Certificate of Incorporation”), which is incorporated herein by reference, and which both restates and amends the provisions of the First Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

3.   This Second Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated August 5, 2021 (the “Merger Agreement”), by and among the Corporation, EQRx, Inc., and Clover III Merger Sub Inc.

Annex E-1

THIS SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2021.

CM LIFE SCIENCES III INC.

By:
Name:
Title:

Annex E-2

EXHIBIT A
SECOND
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF

EQRX INC.

_______________, 2021

ARTICLE I

The name of the Corporation is EQRx, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is [•]. The name of its registered agent at such address is [•].

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The Corporation is to have a perpetual existence.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is 1,252,000,000 of which (i) 1,250,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 2,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”). Immediately upon the effectiveness of the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Filing Date”), each share of the Corporation’s then-outstanding shares of Class A common stock, $0.0001 par value per share (the “Prior Common Stock”), shall be, and hereby is, reclassified as one share of Common Stock, without any action on the part of the Corporation or the holders of the Prior Common Stock. Any stock certificate that, immediately prior to the Filing Date, represents shares of Prior Common Stock shall, from and after the Filing Date, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock.

Except as otherwise provided in any certificate of designations of any series of Undesignated Preferred Stock, the number of authorized shares of the class of Common Stock or Undesignated Preferred Stock may from time to time be increased or decreased (but not below the number of shares of such class outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation irrespective of the provisions of Section 242(b)(2) of the DGCL.

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A. COMMON STOCK

Subject to all the rights, powers and preferences of the Undesignated Preferred Stock and except as provided by law or in this Certificate (or in any certificate of designations of any series of Undesignated Preferred Stock):

(a)        the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, each outstanding share entitling the holder thereof to one vote on

Annex E-3

each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (or on any amendment to a certificate of designations of any series of Undesignated Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Undesignated Preferred Stock if the holders of such affected series of Undesignated Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (or pursuant to a certificate of designations of any series of Undesignated Preferred Stock) or pursuant to the DGCL;

(b)       dividends may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when and as declared by the Board of Directors of the Corporation (the “Board of Directors”) or any authorized committee thereof; and

(c)        upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B. UNDESIGNATED PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized, to the fullest extent permitted by law, to provide by resolution or resolutions for, out of the unissued shares of Undesignated Preferred Stock, the issuance of the shares of Undesignated Preferred Stock in one or more series of such stock, and by filing a certificate of designations pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof. Except as otherwise provided by any certificate of designations of any series of Undesignated Preferred Stock then outstanding or by law, no holder of any series of Undesignated Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

ARTICLE V

STOCKHOLDER ACTION

1.          Action without Meeting. Except as may otherwise be provided by or pursuant to this Certificate (or any certificate of designations of any series of Undesignated Preferred Stock then outstanding) with respect to the holders of any series of Undesignated Preferred Stock then outstanding, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

2.         Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Any special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors.

Annex E-4

ARTICLE VI

DIRECTORS

1.          General. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.         Election of Directors. Election of Directors need not be by written ballot unless the By-laws of the Corporation (the “By-laws”) shall so provide.

3.         Number of Directors; Term of Office. The number of Directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The Directors, other than those who may be elected by the holders of any series of Undesignated Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors of the Corporation shall be __________________; the initial Class II Directors of the Corporation shall be _____________________; and the initial Class III Directors of the Corporation shall be _______________. The initial Class I Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2022, the initial Class II Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2023, and the initial Class III Directors shall serve for a term expiring at the annual meeting of stockholders to be held in 2024. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Undesignated Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect Directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificate of designations applicable to such series.

4.         Vacancies. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, and not by the stockholders. Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until his or her earlier resignation, death or removal. Subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI, Section 3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned; provided, however, that no decrease in the number of Directors shall shorten the term of any incumbent Director. In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

5.         Removal. Subject to the rights, if any, of any series of Undesignated Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director (including persons elected by Directors to fill vacancies in the Board of Directors) may be removed from office (i) only with cause and (ii) only by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock then entitled

Annex E-5

to vote at an election of Directors. At least 45 days prior to any annual or special meeting of stockholders at which it is proposed that any Director be removed from office, written notice of such proposed removal and the alleged grounds thereof shall be sent to the Director whose removal will be considered at the meeting.

ARTICLE VII

LIMITATION OF LIABILITY

1.          A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2.         Any amendment, repeal or modification of this Article VII by either of (i) the stockholders of the Corporation or (ii) an amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BY-LAWS

1.          Amendment by Directors. Except as otherwise provided by law, the By-laws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the Directors then in office.

2.         Amendment by Stockholders. Except as otherwise provided therein, the By-laws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of not less than a majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation. Except as otherwise required by this Certificate or by law, whenever any vote of the holders of capital stock of the Corporation is required to amend or repeal any provision of this Certificate, such amendment or repeal shall require the affirmative vote of the majority of the outstanding shares of capital stock entitled to vote on such amendment or repeal, and the affirmative vote of the majority of the outstanding shares of each class entitled to vote thereon as a class at a duly constituted meeting of stockholders called expressly for such purpose.

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ARTICLE X

APPLICATION OF DGCL SECTION 203

1.          Section 203 of the DGCL. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

2.         Limitation on Business Combinations. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(a)        prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

(b)       upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)        at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

3.         Certain Definitions. Solely for purposes of this Article X, references to:

(a)        “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b)       “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c)        “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i)         any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Section 2 above is not applicable to the surviving entity;

(ii)        any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market

Annex E-7

value equal to ten (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii)       any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all stockholders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all stockholders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection 3(c)(iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments); or

(iv)       any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder.

(d)       “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the voting power of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article X, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e)        “Exempted Person” means the Sponsor and its affiliates, any of their respective direct or indirect transferees of at least 15% of the Corporation’s outstanding common stock after such transfer and any “group” of which any such person is a part under Rule 13d-5 of the Exchange Act.

(f)        “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Exempted Person, or (b) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action

Annex E-8

taken solely by the Corporation; provided that with respect to clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(g)       “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(i)         beneficially owns such stock, directly or indirectly; or

(ii)        has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more persons; or

(iii)       has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in subsection 3(g)(ii) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(h)       “person” means any individual, corporation, partnership, unincorporated association or other entity.

(i)         “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(j)         “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

ARTICLE XI

EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

1.          Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the By laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery

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determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of Chancery and the U.S. federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Article XI, Section 1 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal district courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any director, officer, other employee or agent of the Corporation. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI, Section 1.

2.         Consent to Jurisdiction. If any action the subject matter of which is within the scope of Article XI, Section 1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and U.S. federal district courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XI, Section 1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

3.         Severability. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

*  *  *

Annex E-10

THIS SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION is executed as of this ____ day of __________, 2021.

EQRX, INC.

By:
Name:
Title:

Annex E-11

Annex F

AMENDED AND RESTATED

BY-LAWS

OF

EQRX, INC.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1.     Annual Meeting. The annual meeting of stockholders (any such meeting being referred to in these By-laws as an “Annual Meeting”) shall be held at the hour, date and place as the Board of Directors of the Corporation shall fix each year, which time, date and place may subsequently be changed at any time by vote of the Board of Directors. Annual Meetings may be held either at a place within or outside the United States, or by means of remote communication as the Board of Directors in its sole discretion may determine. If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these By-laws or otherwise, all the force and effect of an Annual Meeting. Any and all references hereafter in these By-laws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2.    Notice of Stockholder Business and Nominations.

(a)        Annual Meetings of Stockholders.

(1)        Nominations of persons for election to the Board of Directors of the Corporation and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-law, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this By-law as to such nomination or business. For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2) and (3) of this By-law to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this By-law, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2)       For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this By-law, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this By-law and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this By-law. To be timely, a stockholder’s written notice shall be received by the Secretary at the principal executive

Annex F-1

offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting were held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the closing of the business combination with CM Life Sciences III Inc., a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth:

(A)       as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B)       as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, and any material interest in such business of each Proposing Person (as defined below);

(C)       (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its affiliates or associates (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future, (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its affiliates or associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (x) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person, (y) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares and (z) whether or not such Proposing Person and/or, to the extent known, the counterparty to such Synthetic Equity Interest has entered into other transactions that hedge or mitigate the economic effect of such Synthetic Equity Interest, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, and (e) any performance-related fees (other than an asset based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of capital stock of the Corporation or any Synthetic Equity Interests (the disclosures to be made pursuant to the foregoing clauses (a) through (e) are referred to, collectively, as “Material Ownership Interests”) and (iii) a description of the material terms of all agreements, arrangements or understandings (whether or not in writing) entered into by any Proposing Person or any of its affiliates or associates with any other person for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation;

(D)       (i) a description of all agreements, arrangements or understandings by and among any of the Proposing Persons, or by and among any Proposing Persons and any other person (including with any proposed nominee(s)), pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding), and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to support such nominations or other business proposal(s), and to the extent known the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E)       a statement whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all of the shares of capital stock of the Corporation reasonably believed by such Proposing Person to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder (such statement, the “Solicitation Statement”).

For purposes of this Article I of these By-laws, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting, and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made. For purposes of this Section 2 of Article I of these By-laws, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly: (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of capital stock of the Corporation, or (d) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

Annex F-3

(3)       A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this By-law shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than the close of business on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).

(4)       Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this By-law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this By-law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)       General.

(1)        Only such persons who are nominated in accordance with the provisions of this By-law shall be eligible for election and to serve as directors and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this By-law or in accordance with Rule 14a-8 under the Exchange Act. The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this By-law. If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this By-law, the presiding officer of the Annual Meeting shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this By-law. If the Board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this By-law, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2)       Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

(3)       Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a

Annex F-4

person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the presiding officer at the meeting of stockholders.

(4)       For purposes of this By-law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5)       Notwithstanding the foregoing provisions of this By-law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-law. Nothing in this By-law shall be deemed to affect any rights of (i) stockholders to have proposals included in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor rule), as applicable, under the Exchange Act and, to the extent required by such rule, have such proposals considered and voted on at an Annual Meeting or (ii) the holders of any series of Undesignated Preferred Stock to elect directors under specified circumstances.

SECTION 3.    Special Meetings. Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Undesignated Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors acting pursuant to a resolution approved by the affirmative vote of a majority of the Directors then in office. Special meetings may be held either at a place within or outside the United States, or by means of remote communication as may be determined by the Board of Directors in its sole discretion. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation. Nominations of persons for election to the Board of Directors of the Corporation and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these By-laws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these By-laws and the provisions of Article I, Section 2 of these By-laws shall govern such special meeting.

SECTION 4.    Notice of Meetings; Adjournments.

(a)        A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books. Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (“DGCL”).

(b)       Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall state the purpose or purposes for which the meeting has been called.

(c)        Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends

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such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

(d)       The Board of Directors may postpone and reschedule any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I of these By-laws or otherwise. In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I of these By-laws.

(e)        When any meeting is convened, the presiding officer may adjourn the meeting if (i) no quorum is present for the transaction of business, (ii) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders, or (iii) the Board of Directors determines that adjournment is otherwise in the best interests of the Corporation. When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place, notice need not be given of the adjourned meeting other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these By-laws, is entitled to such notice.

SECTION 5.    Quorum. A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as provided in Section 4 of this Article I. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION 6.    Voting and Proxies. Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate. Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission. Proxies shall be filed in accordance with the procedures established for the meeting of stockholders. Except as otherwise limited therein or as otherwise provided by law, proxies authorizing a person to vote at a specific meeting shall entitle the persons authorized thereby to vote at any adjournment of such meeting, but they shall not be valid after final adjournment

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of such meeting. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.

SECTION 7.    Action at Meeting. When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these By-laws. Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8.    Stockholder Lists. The Secretary or an Assistant Secretary (or the Corporation’s transfer agent or other person authorized by these By-laws or by law) shall prepare and make, at least ten (10) days before every Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

SECTION 9.    Presiding Officer. The Board of Directors shall designate a representative to preside over all Annual Meetings or special meetings of stockholders, provide that if the Board of Directors does not so designate such a presiding officer, then the Chairman of the Board, if one is elected, shall preside over such meetings. If the Board of Directors does not so designate such a presiding officer and there is no Chairman of the Board or the Chairman of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected, shall preside over such meetings, provided further that if there is no Chief Executive Officer or the Chief Executive Officer is unable to so preside or is absent, then the President shall preside over such meetings. The presiding officer at any Annual Meeting or special meeting of stockholders shall have the power, among other things, to adjourn such meeting at any time and from time to time, subject to Sections 4 and 5 of this Article I. The order of business and all other matters of procedure at any meeting of the stockholders shall be determined by the presiding officer.

SECTION 10.  Inspectors of Elections. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer shall appoint one or more inspectors to act at the meeting. Any inspector may, but need not, be an officer, employee or agent of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. The presiding officer may review all determinations made by the inspectors, and in so doing the presiding officer shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors. All determinations by the inspectors and, if applicable, the presiding officer, shall be subject to further review by any court of competent jurisdiction.

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ARTICLE II

Directors

SECTION 1.     Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided by the Certificate or required by law.

SECTION 2.    Number and Terms. The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors. The directors shall hold office in the manner provided in the Certificate.

SECTION 3.    Qualification. No director need be a stockholder of the Corporation.

SECTION 4.    Vacancies. Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.    Removal. Directors may be removed from office only in the manner provided in the Certificate.

SECTION 6.    Resignation. A director may resign at any time by giving written notice to the Chairman of the Board, if one is elected, the President or the Secretary. A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7.    Regular Meetings. Regular meetings (including any annual meeting) of the Board of Directors may be held at such hour, date and place as the Board of Directors may by resolution from time to time determine and publicize by means of reasonable notice given to any director who is not present at the meeting at which such resolution is adopted.

SECTION 8.    Special Meetings. Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairman of the Board, if one is elected, or the President. The person calling any such special meeting of the Board of Directors may fix the hour, date and place thereof.

SECTION 9.    Notice of Meetings. Notice of the hour, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairman of the Board, if one is elected, or the President or such other officer designated by the Chairman of the Board, if one is elected, or the President. Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting. Such notice shall be deemed to be delivered when hand-delivered to such address, read to such director by telephone, deposited in the mail so addressed, with postage thereon prepaid if mailed, dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communications. A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened. Except as otherwise required by law, by the Certificate or by these By-laws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10.  Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from

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time to time, and the meeting may be held as adjourned without further notice. Any business which might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present. For purposes of this section, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11.   Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, the vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these By-laws.

SECTION 12.  Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13.  Manner of Participation. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these By-laws.

SECTION 14.  Presiding Director. The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairman of the Board, if one is elected, shall preside over all meetings of the Board of Directors. If both the designated presiding director, if one is so designated, and the Chairman of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15.  Committees. The Board of Directors, by vote of a majority of the directors then in office, may elect one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers except those which by law, by the Certificate or by these By-laws may not be delegated. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these By-laws for the Board of Directors. All members of such committees shall hold such offices at the pleasure of the Board of Directors. The Board of Directors may abolish any such committee at any time. Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings and shall report its action to the Board of Directors.

SECTION 16.  Compensation of Directors. Directors shall receive such compensation for their services as shall be determined by a majority of the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees and who receive compensation for their services as such, shall not receive any salary or other compensation for their services as directors of the Corporation.

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ARTICLE III

Officers

SECTION 1.     Enumeration. The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairman of the Board of Directors, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine.

SECTION 2.    Election. At the regular annual meeting of the Board of Directors following the Annual Meeting, the Board of Directors shall elect the President, the Treasurer and the Secretary. Other officers may be elected by the Board of Directors at such regular annual meeting of the Board of Directors or at any other regular or special meeting.

SECTION 3.    Qualification. No officer need be a stockholder or a director. Any person may occupy more than one office of the Corporation at any time.

SECTION 4.    Tenure. Except as otherwise provided by the Certificate or by these By-laws, each of the officers of the Corporation shall hold office until the regular annual meeting of the Board of Directors following the next Annual Meeting and until his or her successor is elected and qualified or until his or her earlier resignation or removal.

SECTION 5.    Resignation. Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 6.    Removal. Except as otherwise provided by law, the Board of Directors may remove any officer with or without cause by the affirmative vote of a majority of the directors then in office.

SECTION 7.    Absence or Disability. In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 8.    Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 9.    President. The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10.  Chairman of the Board. The Chairman of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11.   Chief Executive Officer. The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 12.  Vice Presidents and Assistant Vice Presidents. Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13.  Treasurer and Assistant Treasurers. The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all

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funds, securities, and valuable documents of the Corporation. He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14.  Secretary and Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose. In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation). The Secretary shall have custody of the seal of the Corporation, and the Secretary, or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary. The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer. In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 15.  Other Powers and Duties. Subject to these By-laws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

ARTICLE IV

Capital Stock

SECTION 1.     Certificates of Stock. Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors. Such certificate shall be signed by the Chairman of the Board, the President or a Vice President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. Notwithstanding anything to the contrary provided in these By-laws, the Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these By-laws the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance, or subsequent transfer.

SECTION 2.    Transfers. Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate theretofore properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require. Shares of stock that are not represented by a certificate may be transferred on the

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books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3.    Record Holders. Except as may otherwise be required by law, by the Certificate or by these By-laws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

SECTION 4.    Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 5.    Replacement of Certificates. In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1.     Definitions. For purposes of this Article:

(a)        “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation, or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation. For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

(b)       “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c)         “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

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(d)       “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e)        “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f)        “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g)       “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h)       “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i)         “Subsidiary” shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2.    Indemnification of Directors and Officers.

(a)        Subject to the operation of Section 4 of this Article V of these By-laws, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

(1)        Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2)       Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is,

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or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3)       Survival of Rights. The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4)       Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these By-laws in accordance with the provisions set forth herein.

SECTION 3.    Indemnification of Non-Officer Employees. Subject to the operation of Section 4 of this Article V of these By-laws, each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

SECTION 4.    Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (d) by the stockholders of the Corporation.

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SECTION 5.    Advancement of Expenses to Directors Prior to Final Disposition.

(a)        The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors of the Corporation, or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these By-laws.

(b)       If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c)        In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6.    Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a)        The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b)       In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7.    Contractual Nature of Rights.

(a)        The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance

Annex F-15

of services for the Corporation. Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

(b)       If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c)        In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8.    Non-Exclusivity of Rights. The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these By-laws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10.  Other Indemnification. The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”). Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

Annex F-16

ARTICLE VI

Miscellaneous Provisions

SECTION 1.     Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.    Seal. The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3.    Execution of Instruments. All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairman of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or the executive committee of the Board may authorize.

SECTION 4.    Voting of Securities. Unless the Board of Directors otherwise provides, the Chairman of the Board, if one is elected, the President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5.    Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6.    Corporate Records. The original or attested copies of the Certificate, By-laws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or at such other place or places as may be designated from time to time by the Board of Directors.

SECTION 7.    Certificate. All references in these By-laws to the Certificate shall be deemed to refer to the Amended and Restated Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time.

SECTION 8.    Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts.

(a)        Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Court of Chancery”) shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the By-laws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction, as to which the Court of

Annex F-17

Chancery and the U.S. federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Article VI, Section 8 will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal district courts have exclusive jurisdiction. Unless the Corporation consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any director, officer, other employee or agent of the Corporation. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VI, Section 8.

(b)       Consent to Jurisdiction. If any action the subject matter of which is within the scope of Article XI, Section 1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and U.S. federal district courts located within the State of Delaware in connection with any action brought in any such court to enforce Article VI, Section 8 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c)        Severability. If any provision or provisions of this Article VI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

SECTION 9.    Amendment of By-laws.

(a)        Amendment by Directors. Except as provided otherwise by law, these By-laws may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

(b)       Amendment by Stockholders. These By-laws may be amended or repealed at any Annual Meeting, or special meeting of stockholders called for such purpose in accordance with these By-Laws, by the affirmative vote of at least a majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of the outstanding shares entitled to vote on such amendment or repeal, voting together as a single class. Notwithstanding the foregoing, stockholder approval shall not be required unless mandated by the Certificate, these By-laws, or other applicable law.

SECTION 10.  Notices. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Annex F-18

SECTION 11.   Waivers. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted by the Board on _____________, 2021

Annex F-19

Annex G

SPONSOR FORFEITURE AGREEMENT

August 5, 2021

CMLS Holdings III LLC
667 Madison Avenue
New York, NY 10065

CM Life Sciences III Inc.
667 Madison Avenue
New York, NY 10065

EQRx, Inc.
50 Hampshire Street
Cambridge, MA 02139

Re: Forfeiture of Certain Sponsor Class B Common Stock

Ladies and Gentlemen:

Reference is hereby made to:

(i)    that certain Agreement and Plan of Merger (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), dated as of August 5, 2021, by and among CM Life Sciences III Inc., a Delaware corporation and publicly traded NASDAQ-listed acquisition company (“Parent”), Clover III Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent, and EQRx, Inc., a Delaware corporation (the “Company”); and

(ii)   that certain Securities Subscription Agreement (the “Subscription Agreement”), dated February 3, 2021, by and between the CMLS Holdings III LLC, a Delaware limited liability company (the “Sponsor”), and Parent, pursuant to which the Sponsor subscribed for shares of Class B common stock of Parent (the “Sponsor Class B Shares”), as more specifically set forth therein.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement or the Subscription Agreement, as applicable.

In order to induce Parent and the Company to enter into the Merger Agreement and to proceed with the transactions contemplated therein and thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, the Company and the Sponsor, hereby agree, pursuant to this letter agreement (this “Letter Agreement”), as follows:

1.      Effective immediately prior to (and contingent upon) the Closing, the Sponsor agrees to forfeit a certain number of the Sponsor Class B Shares, calculated as follows:

(a)    In the event that Parent Stockholder Redemptions reduce the aggregate amount of funds held in the Trust Account, the Sponsor agrees to forfeit a number of the Sponsor Class B Shares equal to the product of

(i)    one-half (1/2) of the Sponsor Class B Shares; multiplied by

(ii)   a percentage equal to the quotient of the dollar amount of Parent Stockholder Redemptions divided by the dollar value of the aggregate amount of funds held in the Trust Account as of the date hereof (the “Forfeiture Percentage”).

Annex G-1

Such product, rounded down to the nearest whole number of Sponsor Class B Shares, the “Forfeited Sponsor Class B Shares,” and the forfeiture thereof, the “Share Forfeiture.”

For the avoidance of doubt, in no event shall the number of Forfeited Sponsor Class B Shares be less than zero or greater than one-half (1/2) of the Sponsor Class B Shares.

2.     To effect the Share Forfeiture immediately prior to (and contingent upon) the Closing:

(a)    the Sponsor shall surrender the Forfeited Sponsor Class B Shares to Parent for cancellation and in exchange for no consideration;

(b)   Parent shall immediately retire and cancel all of the Forfeited Sponsor Class B Shares (and shall direct Parent’s transfer agent (or such other intermediaries as appropriate) to take any and all such actions incident thereto); and

(c)    the Sponsor and Parent each shall take such actions as are necessary to cause the Forfeited Sponsor Class B Shares to be retired and cancelled, after which the Forfeited Sponsor Class B Shares shall no longer be issued, outstanding, convertible, or exercisable, and the Sponsor shall provide the Company with evidence that such retirement and cancellation has occurred.

3.     The Sponsor hereby represents and warrants to the Company, as of the date hereof and as of the Closing, that the Sponsor owns, and holds of record, all of the Forfeited Sponsor Class B Shares, free and clear of all Liens and other obligations in respect of the Forfeited Sponsor Class B Shares.

4.     No party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of each of the other parties hereto. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Letter Agreement shall be binding on the Sponsor, the Company, and their respective successors and assigns.

5.     All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

If to Sponsor:

CMLS Holdings III LLC

667 Madison Avenue

New York, NY 10065

Attention: Keith Meister

E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention: Matthew Kautz; Joel Rubinstein

Email: mkautz@whitecase.com; joel.rubinstein@whitecase.com

Annex G-2

If to the Company:

50 Hampshire Street

Cambridge, MA 02139

Attention: Jami Rubin, CFO

Email: jrubin@eqrx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: William Collins

Email: wcollins@goodwinlaw.com

6.    This Letter Agreement shall immediately terminate, without any further action by the parties hereto, at such time, if at all, that the Merger Agreement is terminated in accordance with its terms.

7.    Sections 7.8 (No Claim Against Trust Account), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial) and 11.9 (Rules of Construction) of the Merger Agreement are each hereby incorporated into this Letter Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

8.    This Letter Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Letter Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

9.    This Letter Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Sponsor, Parent and the Company.

10.   This Letter Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[Signature pages to follow]

Annex G-3

In Witness Whereof, this Letter Agreement has been duly executed and delivered by each Party as of the date first above written.

SPONSOR:
CMLS Holdings III LLC
By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Member

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-4

In Witness Whereof, this Letter Agreement has been duly executed and delivered by each Party as of the date first above written.

PARENT:
CM LIFE SCIENCES III INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-5

In Witness Whereof, this Letter Agreement has been duly executed and delivered by each Party as of the date first above written.

COMPANY:
EQRX, INC.
By:	/s/ Melanie Nallicheri
Name:	Melanie Nallicheri
Title:	President and Chief Operating Officer

[Signature Page to Sponsor Forfeiture Agreement]

Annex G-6

Annex H

August 5, 2021

EQRx, Inc.
50 Hampshire St
Cambridge, MA 02139
Attention: Chief Financial Officer

Re: Stockholder Voting and Support Agreement

Ladies and Gentlemen:

This letter (this “Support Agreement”) is being delivered by each of the stockholders (each such stockholders, the “Stockholder”), of EQRx, Inc., a Delaware corporation (the “Company”) listed on the signature pages attached hereto to the Company and CM Life Sciences III Inc. a Delaware corporation (the “Parent”), in accordance with that Agreement and Plan of Merger dated as of the date hereof, by and among the Company, Parent and Clover III Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (“Merger Sub”) (the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used herein, the term “Section” shall, unless otherwise specified, refer to the specified Section of this Support Agreement.

The Stockholder is currently the record owner of the shares of Company Preferred Stock and Company Common Stock (the “Stockholder Shares”) set forth on such Stockholder’s signature page hereto, and together with the Stockholder Shares held by the other Stockholders party to this Support Agreement, such shares represent the voting power of the Company’s security holders necessary to approve the Transactions.

In order to induce the Parent to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Stockholder hereby agrees with the Parent and the Company as follows:

1.      Voting Agreements. The Stockholder, in its capacity as a stockholder of the Company, covenants and agrees that, at any meeting of the Company’s stockholders related to the transactions contemplated by the Merger Agreement (the “Transactions”), whether annual or special and whether or not an adjourned or postponed meeting, and however called, and in connection with any written consent of the Company’s stockholders related to the Transactions (all such meetings or consents collectively referred to herein as the “Meeting”), the Stockholder shall:

a.     when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

b.     vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares in favor of each of the proposals relating to the Transactions, the Merger, the payment of the Closing Merger Consideration in accordance with the Merger Agreement, the payment of the Earn-Out Shares in accordance with the Agreement, and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the Transactions;

c.     authorize and approve the Merger to the extent the approval of any of the Company’s stockholders is required or applicable pursuant to the Company’s Third Amended and Restated Certificate of Incorporation, as amended from time to time (the “Company Charter”);

Annex H-1

d.     vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder Shares against any action that would reasonably be expected to (x) impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Support Agreement; and

e.     in any other circumstances upon which a consent or other approval is required under the Company’s Organizational Documents or the Company Financing Agreements (as defined below) or otherwise sought with respect to the Merger Agreement or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Stockholder Shares held at such time in favor thereof.

2.     No Challenge. The Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

3.     Section 144 of DGCL. The Stockholder agrees that it has (i) been made aware of all material facts with respect Eli Casdin’s interest in the Transactions as a director in each of the Company and Parent and (ii) will acknowledge the forgoing in connection with its performance of its obligations under Section 1 hereof, in accordance with Section 144 of the Delaware General Corporation Law.

4.     Closing Date Deliverables. The Stockholder will deliver, substantially simultaneously with the Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit E to the Merger Agreement.

5.     Waiver. The Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Stockholder may have under applicable law (including Section 262 of the Delaware General Corporation Law or otherwise).

6.     Termination of Company Financing Agreements, Related Agreements. The Stockholder, by this Agreement with respect to its Stockholder Shares, severally and not jointly, hereby agrees to terminate, subject to the Closing and effective as of the Effective Time, (a) all Affiliate agreements to which such Stockholder is party that are set forth on Exhibit A attached hereto, if applicable to such Stockholder (the “Company Financing Agreements”); (b) any management rights or side letters between the Company and such Stockholder, including (but not limited to) those letter agreements set forth on Exhibit A attached hereto; and (c) any rights under any letter or agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to stockholders of the Company (clauses (a) through (c), collectively, the “Terminating Rights”) between such Stockholder and the Company, but excluding, (i) for the avoidance of doubt, any rights such Stockholder may have that relate to any commercial or employment agreements or arrangements between such Stockholder and the Company or any Subsidiary thereof, which shall survive the Closing in accordance with their terms, and (ii) any indemnification, advancement of expenses and exculpation rights of any Stockholder or any of its Affiliates set forth in

Annex H-2

the foregoing documents, which shall survive the Closing in accordance with their terms; provided that all Terminating Rights between the Company and any other holder of Company Capital Stock shall also terminate at such time.

7.     Stop Transfers; Certificates. The Stockholder agrees it shall not request that the Company register the transfer (book entry or otherwise) of any of the Stockholder Shares if such transfer is not permitted by this Support Agreement.

8.     Damages; Remedies. The Stockholder hereby agrees and acknowledges that (i) Parent and Company shall each would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Support Agreement, (ii) monetary damages would not be an adequate remedy for such breach, and (iii) the non-breaching party shall be entitled to injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach or threatened breach, without the need to post a bond or other collateral security.

9.     Transfer Restrictions. Hereafter unto the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, the Stockholder agrees that it shall not sell, assign or otherwise transfer any of the Stockholder Shares except in accordance with the Merger Agreement; provided, however, that nothing herein shall prohibit a transfer to (i) an Affiliate of the Stockholder, (ii) if the undersigned is not a natural person, to its managers, partners, members or other or direct or indirect equity holders or to any of its other Affiliates or any subsidiary, employee, officer, director, investment fund controlled or managed by the undersigned or its Affiliates, or commonly controlled or managed investment fund, (iii) to the immediate family members (including spouses, significant others, lineal descendants, brothers and sisters) of the undersigned, (iv) to a family trust, foundation or partnership established for the exclusive benefit of the undersigned, its equity holders or any of their respective immediate family members, or (v) to a charitable foundation controlled by the undersigned, its Affiliates, partners, members or other direct or indirect equityholders or any of their respective immediate family; provided, further, that any transfer shall be permitted only if, as a precondition to such transfer, the transferee agrees to execute a joinder to this Support Agreement in connection with such transfer.

10.   During the period commencing on the date hereof and ending on the earlier to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 thereof, in the event that, (a) any shares of Company Capital Stock or other equity securities of Company are issued to the Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Company securities owned by the Stockholder, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Capital Stock or other equity securities of Company after the date of this Support Agreement, or (c) the Stockholder acquires the right to vote or share in the voting of any Company Capital Stock or other equity securities of Company after the date of this Support Agreement (such Company Capital Stock or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

11.    Consent to Disclosure. The Stockholder hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Parent or the Company to any Governmental Authority or to securityholders of the Parent) of such Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature

Annex H-3

of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Parent or the Company, a copy of this Agreement. The Stockholder will promptly provide any information reasonably requested by the Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

12.   Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto.

13.   Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on the Stockholder and its successors, heirs, personal representatives and assigns and permitted transferees.

14.   Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

15.   Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

16.   Governing Law; Jurisdiction; Jury Trial Waiver. This Support Agreement, and all claims or causes of action based upon, arising out of, or related to this Support Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Any Proceeding based upon, arising out of or related to this Support Agreement or the transactions contemplated hereby shall be brought in the federal or state courts located in of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and agrees not to bring any Proceeding arising out of or relating to this Support Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 15.

Annex H-4

The prevailing party in any such Proceeding (as determined by a court of competent jurisdiction) shall be entitled to be reimbursed by the non-prevailing party for its reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, incurred with respect to such Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

17.    Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Merger Agreement to the applicable party, with respect to the Parent, at the address set forth in Section 11.1 of the Merger Agreement, and, with respect to Stockholder, at the address set forth on Stockholder’s signature page.

18.   Termination. This Support Agreement and the obligations of the Stockholder under this Agreement shall automatically terminate upon the earliest of: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with Section 9.1 thereof; and (iii) the mutual agreement of the Company and the Stockholder. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any willful breach of this Agreement occurring prior to its termination.

19.   Stockholder Representations: The Stockholder represents and warrants to Parent and Company, as of the date hereof and as of the Closing Date, that:

a.     it has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

b.     it has full right and power, without violating any agreement to which it is bound (including, without limitation, any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Support Agreement;

c.     it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s corporate, partnership, or limited liability company powers and have been duly authorized by all necessary corporate, partnership, or limited liability company actions on the part of the Stockholder;

d.     this Support Agreement has been duly executed and delivered by the Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

e.     the execution and delivery of this Support Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Stockholder, or (ii) require the Stockholder to obtain any consent or approval from any third party that has not been given, in each case, to the extent that the

Annex H-5

failure to obtain such consent or approval would prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

f.      there are no Proceedings pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement;

g.     the Stockholder has had the opportunity to read the Merger Agreement and this Support Agreement and has had the opportunity to consult with tax and legal advisors of its own choosing;

h.     the Stockholder has not entered into, and shall not enter into, any agreement that would prevent the Stockholder from performing any of its obligations hereunder;

i.      the Stockholder has good title to the Stockholder Shares, free and clear of any Liens, and the Stockholder has the sole power to vote or cause to be voted such Stockholder Shares; and

j.      the Stockholder Shares identified on the signature page of this Support Agreement are the only voting securities of the Company owned of record or beneficially owned by the Stockholder as of the date hereof, and none of such Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Stockholder Shares that is inconsistent with the Stockholder’s obligations pursuant to this Support Agreement.

20.  No Solicitation. During the period from the date hereof and continuing until the earlier of the termination of the Merger Agreement and the Closing, the Stockholder shall not, and shall not cause or direct any of its controlled Affiliates or controlled representatives to, directly or indirectly, (i) solicit, initiate, seek, or take any other action to facilitate or knowingly encourage the making of, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Competing Proposal (as defined below), (ii) enter into, maintain, continue or participate in, any discussions or negotiations with any Person or entity in furtherance of, or furnish to any Person any information or otherwise cooperate in any way with respect to, a Competing Proposal, (iii) agree to, approve, endorse, recommend or consummate any Competing Proposal, (iv) enter into, or propose to enter into, any competing Transaction Agreement, or (v) resolve, propose or agree, or authorize or permit any representative to do any of the foregoing. The Stockholder shall, and shall direct its controlled representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date hereof with respect to any Competing Proposal, request the prompt return or destruction of all confidential information previously furnished and terminate access to any physical or electronic data rooms relating to a Competing Proposal previously granted to such person.

For purposes of this Section 19, “Competing Proposal” means any inquiry, proposal or offer from any Person (other than Parent or its Affiliates) relating to, or that would reasonably be expected to lead to, in one transaction or a series of related transactions (other than the Transactions), (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries pursuant to which any Person or the equityholders of any Person would own fifty percent (50%) or more of any class of equity securities of the Company or of any resulting parent company of the Company; (ii) any sale, lease, license, exchange, transfer or other disposition of, or joint venture

Annex H-6

involving, assets or businesses that constitute or represent more than fifty percent (50%) of the total revenue, operating income, EBITDA or fair market value of the assets of the Company and its Subsidiaries, taken as a whole (other than sales of inventory and dispositions of non-material assets or licenses, in each case, in the ordinary course of the Company’s business); (iii) any sale, exchange, transfer or other disposition of more than fifty percent (50%) of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than fifty percent (50%) of any class of equity securities of the Company; or (v) any combination of the foregoing.

21.   [Reserved].

22.  Adjustment for Stock Split. If, and as often as, there are any changes in the Company or the Stockholder Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Stockholder, the Company, and the Stockholder Shares as so changed.

23.  Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

[remainder of page intentionally left blank]

Annex H-7

If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing in the space below and returning this letter agreement to us.

Sincerely,

By:
Name:
Title:
Address for notice:

STOCKHOLDER SHARES
Shares of Company Common
Stock:
Shares of Company Series A Preferred
Stock:
Shares of Company Series B Preferred
Stock:

Signature Page to
Company Stockholder Support Agreement

Annex H-8

Accepted and Agreed:

EQRX, INC.
By:
Name:
Title:

CM LIFE SCIENCES III INC.
By:
Name:
Title:

Signature Page to
Company Stockholder Support Agreement

Annex H-9

EXHIBIT A

Company Financing Agreements and Affiliate Agreement

1.      The Amended and Restated Investors’ Rights Agreement, dated as of November 2, 2020, as amended on November 18, 2020, by and between the Company and the investors listed on Schedule A thereto.

2.     The Amended and Restated Voting Agreement, dated as of November 2, 2020, as amended on November 18, 2020, by and between the Company and the individuals and entities listed on Schedule A and Schedule B thereto.

3.     The Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of November 2, 2020, as amended on November 18, 2020, by and between the Company and the individuals and entities listed on Schedule A and Schedule B thereto.

4.     Management Rights Letter, dated October 2, 2019, by and between Company and AH Bio Fund II, L.P.

5.     Management Rights Letter, dated October 2, 2019, by and between Company and Section 32 Fund 2, LP.

6.     Publicity Letter, dated October 2, 2019, by and between Company and Section 32 Fund 2, LP.

7.     Letter Agreement, dated October 2, 2019, by and between Company and GV 2019, L.P.

8.     Management Rights Letter, dated January 10, 2020, by and between Company and AH Bio Fund II, L.P.

9.     Management Rights Letter, dated September 15, 2020, by and between Company and AH Bio Fund III, L.P.

10.   Management Rights Letter, dated January 10, 2020, by and between Company and ARCH Venture Fund X, L.P. and ARCH Venture Fund X Overage, L.P.

11.    Management Rights Letter, dated January 10, 2020, by and between Company and Intermountain Ventures Fund, LLC.

12.   Letter Agreement, dated June 18, 2020, by and between Company and UnitedHealth Group Ventures, LLC.

13.   Letter Agreement, dated January 10, 2020, by and between Company and Harvard Management Private Equity Corporation.

14.   Side Letter Agreement, dated January 28, 2021, by and between Company and Multistate Investment Services, Inc., an affiliate of Horizon Healthcare Services, Inc., (dba Horizon Blue Cross Blue Shield of New Jersey).

15.   Side Letter Agreement, dated February 2, 2021, by and between Company and Lake Holdings RSC Limited.

16.   Side Letter Agreement, dated December 17, 2020, by and between Company and Bain Capital Life Sciences Fund II, L.P. and BCIP Life Sciences Associates, LP.

17.    Side Letter Agreement, dated December 17, 2020, by and between Company and Ziff Capital Healthcare Ventures-EQ, LLC.

18.   Management Rights Letter, dated December 1, 2020, by and between Company and Hasham Traders.

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19.   Letter Agreement, dated November 18, 2020, by and between Company and the Fidelity Purchasers (as defined in the Letter Agreement).

20.  Management Rights Letter, dated November 2, 2020, by and between Company and Series 32 Fund 3, LP.

21.   Publicity Letter, dated November 2, 2020, by and between Company and Series 32 Fund 3, LP.

22.  Investment Letter, dated November 2, 2020, by and between Company and Emerson Collective Investments, LLC.

23.  Letter Agreement, dated November 2, 2020, by and between Company and Harvard Management Private Equity Corporation.

24.  Management Rights Letter, dated November 2, 2020, by and between Company and Andreessen Horowitz LSV Fund I, L.P., for itself and as nominee for Andreessen Horowitz LSV Fund I-B, L.P. and Andreessen Horowitz LSV Fund I-Q, L.P.

25.   Side Letter, dated January 11, 2021, by and between Company and Exor Seeds, L.P.

Annex H-11

Annex I

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of August 5, 2021, by and among CMLS Holdings III LLC, a Delaware limited liability company (the “Sponsor”), CM Life Sciences III Inc., a Delaware corporation (“Parent”), and EQRx, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 6,800,000 shares of Parent Class B Stock and 4,346,669 Private Placement Warrants (collectively, the “Subject Securities”);

WHEREAS, Parent and the Sponsor entered into that certain letter agreement, dated as of April 6, 2021, by and among certain current and former officers and directors of Parent (the “Insider Letter” and each party thereto a “Founder Holder”);

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Parent, Clover III Merger Sub Inc., a Delaware corporation (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Merger Agreement”), dated as of August 5, 2021, pursuant to which, among other transactions, Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Parent, on the terms and conditions set forth therein; and

WHEREAS, as an inducement to Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1    Binding Effect of Merger Agreement. Sponsor hereby acknowledges that it has read the Merger Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. The following sections of the Merger Agreement shall be incorporated into this Sponsor Agreement, mutatis mutanis: Sections 7.11 (No Solicitation) and 7.4(b) (Other Filings; Press Release) (including any relevant definitions contained in any such Sections), and Sponsor hereby agrees to be bound by and comply with such sections as though Sponsor was an original signatory to the Merger Agreement with respect to such sections.

Section 1.2    No Transfer. During the period commencing on the date hereof and ending on the earliest of: (a) the Effective Time; (b) such date and time as the Merger Agreement shall be terminated in accordance with Section 9.1 (Termination) thereof (the earlier of (a) and (b), the “Expiration Time”); and (c) the liquidation of Parent, Sponsor shall not, without the prior written consent of the Company, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement or the registration statement of the Parent) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Sponsor’s Subject Securities (unless the transferee agrees to be bound by this Sponsor Agreement), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences

Annex I-1

of ownership of any Sponsor’s Subject Securities (unless the transferee agrees in writing to be bound by this Sponsor Agreement) or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3    New Shares. In the event that (a) any Parent Shares, Parent Warrants or other equity securities of Parent are issued to Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent Shares or Parent Warrants of, on or affecting Parent Shares or Parent Warrants owned by Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of any Parent Shares, Parent Warrants or other equity securities of Parent after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Parent Shares, Parent Warrants or other equity securities of Parent after the date of this Sponsor Agreement (such Parent Shares, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by Sponsor shall be subject to the terms of this Sponsor Agreement to the same extent as if they constituted Sponsor’s Subject Securities as of the date hereof.

Section 1.4    Closing Date Deliverables. At or prior to the Closing, Sponsor shall deliver to Parent and the Company a duly executed copy of that certain A&R Registration Rights Agreement, by and among, Parent, the Company and the Company Stockholders or their respective affiliates, as applicable, in substantially the form attached as Exhibit E to the Merger Agreement.

Section 1.5    Sponsor Agreements.

(a) At any meeting of the shareholders of Parent, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, Sponsor shall (i) appear at each such meeting or otherwise cause all of Sponsor’s Subject Securities to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of the Sponsor’s Subject Securities:

(i) in favor of each of the Parent Stockholder Matters and any other matters reasonably necessary or reasonably requested by Parent, in each case, for consummation of the Merger and the Transactions;

(ii)   against any business combination, merger agreement or merger (other than the Merger Agreement, the Merger and proposed Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent, including any proposal for any of the foregoing (other than the Parent Stockholder Matters), regardless of whether there has been a Change in Recommendation;

(iii)  against any proposal that would result in a change in the business, management or Board of Directors of Parent (other than in connection with the Parent Stockholder Matters as contemplated by the Merger Agreement); and

(iv)  against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement or Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or the Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled, (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Sponsor contained in this Sponsor Agreement, or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent.

Annex I-2

Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below).

Section 1.6    Further Assurances. Sponsor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the Mergers and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

Section 1.7    No Inconsistent Agreement. Sponsor hereby represents and covenants that it has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of its obligations hereunder.

Section 1.8    Amendment to the Insider Letter. In connection with the consummation of the Merger, the Sponsor and Parent shall (and shall cause the Founder Holders to) amend and restate the Insider Letter in substantially the form attached hereto as Exhibit A.

Section 1.9    Waiver. Sponsor does hereby, and shall cause each Founder Holder to, irrevocably and unconditionally waive (the “Waiver”), on behalf of itself and each other Founder Holder, any and all rights, title and interest Sponsor or such Founder Holder has or will have under Article 4.3(b) or any other provision of the Parent Charter to receive excess shares upon conversion of the shares of Parent Class A Stock in connection with the Merger or the Transactions.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of Sponsor. Sponsor represents and warrants as of the date hereof to Parent and the Company as follows:

(a) Organization; Due Authorization. Sponsor is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within its corporate limited liability company or organizational powers and has been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of Sponsor. This Sponsor Agreement has been duly executed and delivered by Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of Sponsor.

(b) Ownership. Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, Sponsor’s Subject Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens or any other limitation or restriction pursuant to (i) this Sponsor Agreement, (ii) the Parent Organizational Documents, (iii) the Merger Agreement, (iv) the Insider Letter, (v) any applicable securities laws. Sponsor’s Subject Securities are the only equity securities in Parent owned of record or beneficially by Sponsor on the date of this Sponsor Agreement, and none of Sponsor’s Subject Securities are subject to any proxy, voting trust or other agreement or arrangement

Annex I-3

with respect to the voting of such Subject Securities, except as provided hereunder and under the Insider Letter, Merger Agreement and organizational documents of Sponsor. Other than the warrants of Parent held by Sponsor, Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by Sponsor does not, and the performance by Sponsor of his, her or its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon Sponsor or Sponsor’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(d) Litigation. There are no Legal Proceedings pending against Sponsor, or to the knowledge of Sponsor threatened against Sponsor, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.21 of the Parent Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by Sponsor, for which Parent or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Except as set forth on Schedule 1 attached hereto, or as otherwise disclosed in the Parent SEC Reports filed with the SEC prior to the date of this Sponsor Agreement, neither Sponsor nor any of the present or former directors, officers, employees, stockholders or Affiliates of Sponsor (or an immediate family member of any of the foregoing) is party to, or has any rights with respect to or arising from, any Contract with Parent.

(g) Acknowledgment. Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Sponsor Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1    Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of: (a) the Expiration Time, (b) the liquidation of Parent and (c) the written agreement of the Sponsor, Parent, and the Company. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This Article III shall survive the termination of this Sponsor Agreement.

Section 3.2    No Responsibility for Parent Related Parties. Notwithstanding anything in this Sponsor Agreement to the contrary, (i) Sponsor shall not be responsible for the actions of Parent, the Board of Directors of Parent (or any committee thereof), or any officers, directors, employees or professional advisors of Parent, in each case acting in their capacity as such (collectively, the “Parent Related Parties”) and (ii) Sponsor makes no representations or warranties with respect to the actions of any of the Parent Related Parties.

Annex I-4

Section 3.3    Miscellaneous. Sections 7.8 (No Claim Against Trust Account), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial) and 11.9 (Rules of Construction) of the Merger Agreement are each hereby incorporated into this Sponsor Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

Section 3.4    Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of the parties hereto.

Section 3.5    Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Sponsor, Parent and the Company.

Section 3.6    Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

Section 3.7    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email, with confirmation of transmission; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to Sponsor, Parent or Merger Sub, to:

CM Life Sciences III Inc.

667 Madison Avenue

New York, NY 10065

Attention: Keith Meister

E-mail: kmeister@corvexcap.com

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

Attention: Matthew Kautz; Joel Rubinstein

Email: mkautz@whitecase.com; joel.rubinstein@whitecase.com

if to the Company, prior to the Closing, to:

50 Hampshire Street

Cambridge, MA 02139

Attention: Jami Rubin, CFO

Email: jrubin@eqrx.com

Annex I-5

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: William Collins

Email: wcollins@goodwinlaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

[The remainder of this page is intentionally left blank.]

Annex I-6

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSOR:
CMLS Holdings III LLC
By:	/s/ Keith Meister
Name:	Keith Meister
Title:	Member

[Signature Page to Sponsor Support Agreement]

Annex I-7

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

PARENT:
CM LIFE SCIENCES III INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

[Signature Page to Sponsor Support Agreement]

Annex I-8

IN WITNESS WHEREOF, Sponsor, Parent, and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

COMPANY:
EQRX, INC.
By:	/s/ Melanie Nallicheri
Name:	Melanie Nallicheri
Title:	President and Chief Operating Officer

[Signature Page to Sponsor Support Agreement]

Annex I-9

Schedule 1

Affiliate Transactions

None

Annex I-10

Exhibit A

Amended and Restated Insider Letter

See Attached.

Annex I-11

Annex J

FORM OF SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on August 5, 2021, by and between CM Life Sciences III Inc., a Delaware corporation (the “Issuer”), and the subscriber party set forth on the signature page hereto (“Subscriber”).

WHEREAS, the Issuer is concurrently with the execution and delivery hereof entering into that certain Agreement and Plan of Merger, dated as of August 5, 2021 (as it may be amended, supplemented or restated from time to time in accordance with the terms of such agreement, the “Business Combination Agreement”; capitalized terms used herein without definition shall have the meanings ascribed thereto in the Business Combination Agreement), by and among the Issuer, Clover III Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of the Issuer, and EQRx, Inc., a Delaware corporation (together with its direct and indirect subsidiaries, “Target”), in substantially the same form provided to Subscriber prior to the date hereof, pursuant to which, among other transactions, Merger Sub is to merge with and into Target, with Target continuing on as the surviving entity and a wholly owned subsidiary of Issuer, on the terms and conditions set forth therein (the “Transactions”);

WHEREAS, in connection with the Transactions and contingent on the closing of the Transactions pursuant to the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer that number of shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Shares”), as set forth on the signature page hereto (the “Acquired Shares”), for a purchase price of $10.00 per share (the “Per Share Price”) and an aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer on or prior to the Closing (as defined below);

WHEREAS, the Issuer and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a (2) of the Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, in connection with the Transactions, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act) that are “Institutional Accounts” as defined in FINRA Rule 4512(c) (each an “Other Subscriber”) have (severally and not jointly) entered into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), substantially similar to this Agreement, pursuant to which such investors have agreed to purchase Class A Shares on the Closing Date (as defined below) at the Per Share Price (the “Other Acquired Shares”);

WHEREAS, the aggregate amount of Class A Shares to be sold by Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements as of the date hereof equals 100,000,000 Class A Shares; and

WHEREAS, the aggregate amount of proceeds to the Issuer in connection with the purchase and sale of the Acquired Shares and the Other Acquired Shares as of the date hereof equals $1,000,000,000.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.      Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”).

Annex J-1

2.     Closing.

(a)    The closing of the Subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transactions and shall occur immediately prior thereto. Not less than five business days prior to the scheduled closing date of the Transactions (the “Closing Date”), the Issuer shall provide written notice to Subscriber (the “Closing Notice”) (i) of such Closing Date, (ii) that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied or waived on or prior to the Closing Date and (iii) containing wire instructions for the payment of the Purchase Price. Subscriber shall deliver to the Issuer no later than two business days before the Closing Date (as specified in the Closing Notice) or such other date as otherwise agreed to by the Issuer and Subscriber (such date, the “Purchase Price Payment Date”) the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds (i) to the account specified by the Issuer in the Closing Notice, to be held in a third-party escrow account (the “Escrow Account”) designated by the Issuer prior to the Closing Date for the benefit of Subscriber until the Closing Date, or (ii) in the case of a Subscriber that is an “investment company” registered under the Investment Company Act of 1940, as amended, to an account specified by the Issuer and subject to such procedures otherwise mutually agreed by Subscriber and the Issuer (“Alternative Settlement Procedures”). For the avoidance of doubt, mutually agreeable Alternative Settlement Procedures shall include, without limitation, Subscriber delivering to the Issuer on the Closing Date the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice against delivery to the undersigned of the Acquired Shares in book entry form as set forth in the following sentence. On the Closing Date, the Issuer shall deliver to Subscriber (1) the Acquired Shares in book entry form (or, if requested by Subscriber in writing in advance of the Closing, in certificated form, duly executed on behalf of the Issuer and countersigned by the Issuer’s transfer agent (the “Transfer Agent”)), free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, and (2) a copy of the records of the Transfer Agent showing Subscriber as the owner of the Acquired Shares on and as of the Closing Date (the “Subscriber’s Deliveries”). Unless otherwise provided pursuant to Alternative Settlement Procedures, upon the transfer of Subscriber’s Deliveries by the Issuer to Subscriber (or its nominee in accordance with its delivery instructions), the Issuer shall, or shall cause the escrow agent for the Escrow Account to, on the Closing Date, release the Purchase Price from the Escrow Account to the Issuer. In the event the closing of the Transactions does not occur within two business days of the Closing Date specified in the Closing Notice, unless otherwise agreed by the Issuer and Subscriber, the Issuer shall, or shall cause the escrow agent for the Escrow Account to, promptly (but not later than two business days thereafter) return the Purchase Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries or share certificates shall be deemed cancelled. Notwithstanding such return or cancellation, unless and until this Subscription Agreement is terminated in accordance with Section 6 hereof, Subscriber shall remain obligated to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and, upon satisfaction or waiver of the conditions set forth in Section 2(b), to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For purposes of this Subscription

Annex J-2

Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York, are open for the general transaction of business.

(b)   The Closing shall be subject to the satisfaction, or written waiver by each of the parties hereto, of the conditions that, on the Closing Date:

(i)    solely with respect to Subscriber, the representations and warranties made by the Issuer (other than the representations and warranties set forth in Section 3(b), Section 3(c) and Section 3(h)) in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and other than those representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined below), which shall be true and correct in all respects as of the Closing Date), and the representations and warranties made by the Issuer set forth in Section 3(b), Section 3(c) and Section 3(h) shall be true and correct in all respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all respects as of such date), in each case without giving effect to the consummation of the Transactions, except as expressly set forth herein;

(ii)   solely with respect to the Issuer, the representations and warranties made by Subscriber in this Subscription Agreement shall be true and correct in all material respects as of the Closing Date (other than those representations and warranties expressly made as of an earlier date, which shall be true and correct in all material respects as of such date, and other than those representations and warranties that are qualified as to materiality, which shall be true and correct in all respects as of the Closing Date), in each case without giving effect to the consummation of the Transactions;

(iii)   solely with respect to the Issuer, Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement;

(iv)   no governmental authority having applicable jurisdiction or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect, or threatened in writing to do so, that has the effect of restraining, enjoining or otherwise prohibiting or making illegal or otherwise preventing or prohibiting the consummation of the transactions contemplated by this Subscription Agreement;

(v)    no suspension of the qualification of the Class A Shares for offering or sale or trading in any applicable jurisdiction, no suspension or removal from listing of the Class A Shares on the Nasdaq Stock Market (“Nasdaq”) and no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(vi)   the Issuer’s stockholders shall have approved the issuance of the Acquired Shares and Other Acquired Shares as and if required by Nasdaq rules;

(vii)  solely with respect to Subscriber, the Issuer shall have made such filings with Nasdaq as are necessary for the listing of the Acquired Shares and Other Acquired Shares and such Acquired Shares and Other Acquired Shares shall have been approved for listing on Nasdaq, subject to notice of issuance thereof;

Annex J-3

(viii) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement shall have been satisfied or, subject to the other terms of this Subscription Agreement, waived (as determined by the Business Combination Agreement and related documentation) (other than those conditions that may only be satisfied at the closing of the Transactions, but subject to satisfaction or waiver by such party of such conditions as of the closing of the Transactions), and the closing of the Transactions shall occur substantially concurrently with or immediately following the Closing;

(ix)  solely with respect to Subscriber, there shall have been no amendment, waiver or modification to the Other Subscription Agreements (including via a side letter or other agreement) that materially benefits (economically or otherwise) any such Other Subscriber thereunder (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons) unless Subscriber has been offered substantially the same benefits;

(x)   solely with respect to Subscriber, the Issuer shall have performed, satisfied and complied with the covenants and agreements required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing, except where the failure of such performance or compliance would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer or Subscriber to consummate the Closing; and

(xi)  solely with respect to the Subscriber, except to the extent consented to in writing by Subscriber, the Business Combination Agreement (as filed with the Commission (as defined below) on or shortly after the date hereof) shall not have been amended, modified, supplemented or waived in a manner that would reasonably be expected to materially and adversely affect Subscriber, including with respect to the economic benefits that Subscriber would reasonably expect to receive under this Subscription Agreement.

(c)    Prior to or at the Closing, upon the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber and the Issuer shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to reasonably assist and cooperate with the other party hereto in providing such other information as is reasonably requested by the Issuer in connection with the issuance of the Acquired Shares to Subscriber.

3.     Issuer Representations and Warranties. The Issuer represents and warrants that:

(a)    The Issuer has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)   As of the Closing Date, the Acquired Shares will be duly authorized by the Issuer and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (except as otherwise stated herein) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws (each, as amended concurrently with the Closing), under the laws of the State of Delaware, under any agreement or instrument to which the Issuer is a party or by which the Issuer is bound, or otherwise.

Annex J-4

(c)    This Subscription Agreement, the Business Combination Agreement, the Other Subscription Agreements and any other agreements related to or executed in connection with the Transactions (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and, assuming that the Transaction Documents have been duly authorized, executed and delivered by the other parties thereto, are valid and binding obligations of the Issuer, and are enforceable against it in accordance with their terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or in equity.

(d)   The execution, delivery and performance of this Subscription Agreement and the other Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the Transactions and other transactions contemplated hereby and thereby, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, that, in the case of clause (i) or (iii), would, individually or in the aggregate,reasonably be expected to have a Material Adverse Effect. For purposes of this Subscription Agreement, a “Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Issuer and its subsidiaries, taken together as a whole (on a consolidated basis), treating the Transactions as having been consummated, that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, operations, financial condition, stockholders’ equity or results of operations of the Issuer or Target or their respective subsidiaries individually or taken as a whole and including the combined company after giving effect to the Transactions, or materially affect, impede, or prevent the Issuer’s ability to consummate the (i) transactions contemplated hereby, including the issuance and sale of the Acquired Shares or (ii) the Transactions.

(e)    There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares, (ii) the Other Acquired Shares or (iii) the shares to be issued pursuant to the Transactions, in each case, that have not been or will not be validly waived on or prior to the Closing Date, including such terms of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Shares”), pursuant to the terms of the Issuer’s certificate of incorporation.

(f)    The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, the Issuer is a party or by which the Issuer’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in

Annex J-5

the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g)   The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement or the Transactions (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the Securities and Exchange Commission (the “Commission”) of the Registration Statement (as defined below), (ii) filings required by applicable state securities laws, (iii) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable; (iv) those required by Nasdaq, including with respect to obtaining approval of the Issuer’s stockholders; (v) those that will be obtained on or prior to the Closing (including those required to consummate the Transaction as provided under the Business Combination Agreement); and (vi) any filing, the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h)   As of the date of this Subscription Agreement and as of immediately prior to the amendment and restatement of the Issuer’s certificate of incorporation contemplated by the Business Combination Agreement on the Closing Date, the authorized capital stock of the Issuer consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) and (ii) 400,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (1) 380,000,000 Class A Shares and (2) 20,000,000 Class B Shares. As of the date of this Subscription Agreement, (i) no shares of Preferred Stock are issued and outstanding, (ii) 55,200,000 Class A Shares are issued and outstanding, (iii) 13,800,000 Class B Shares are issued and outstanding and (iv) 11,040,000 redeemable warrants (the “Public Warrants”) and 8,693,333 private placement warrants (the “Private Placement Warrants”, and together with the Public Warrants, the “Warrants”) are outstanding, none of which are exercisable on or prior to the Closing. All (i) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to and were not issued in violation of any preemptive or similar rights and (ii) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to and were not issued in violation of any preemptive or similar rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Business Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any shares of Common Stock or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than Merger Sub, the Issuer has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (i) as set forth in the SEC Reports (as defined below) and (ii) as contemplated by the Business Combination Agreement. Except as disclosed in the SEC Reports, as of the date hereof, the Issuer had no outstanding indebtedness and will not have any outstanding long-term indebtedness as of the Closing Date.

Annex J-6

(i)    The Issuer is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)    The issued and outstanding Class A Shares are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq under the symbol “CMLT” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by Nasdaq or the Commission with respect to any intention by such entity to deregister the Class A Shares or prohibit or terminate the listing of the Class A Shares on Nasdaq, excluding, for the purposes of clarity, the customary ongoing review by Nasdaq of the Issuer’s continued listing application in connection with the Transactions. The Issuer has taken no action that is designed to terminate or is reasonably expected to result in the termination of the registration of the Class A Shares under the Exchange Act or the listing of the Class A Shares on Nasdaq and is in compliance in all material respects with the listing requirements of Nasdaq.

(k)   Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement and each of the Other Subscribers under their respective Other Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Acquired Shares or the Other Acquired Shares by the Issuer to Subscriber and to the Other Subscribers, as applicable, in the manner contemplated by this Subscription Agreement and the Other Subscription Agreements. The Acquired Shares and the Other Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(l)    As of their respective filing dates, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, all reports, statements and forms (including exhibits and other information incorporated therein) filed by the Issuer with the Commission under Sections 13(a), 14(a) or 15(d) of the Exchange Act or filed pursuant to the Securities Act (the “SEC Reports”) complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder. None of the SEC Reports when filed, or if amended, as of the date of such amendment (except to the extent that information contained in any SEC Report has been superseded by a later SEC Report), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SEC Report that is a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in the case of all other SEC Reports; provided, that with respect to the proxy statement/prospectus to be filed by the Issuer with respect to the Transactions or any other information relating to the Transactions or to Target or any of its affiliates included in any SEC Report or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Issuer’s knowledge. There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Reports. In addition,

Annex J-7

the Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a copy of the SEC Reports filed with the Commission prior to the date of this Subscription Agreement. Each of the financial statements (including, in each case, any notes thereto) of the Issuer contained in the SEC Reports was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), each complied in all material respects with the rules and regulations of the Commission with respect thereto as in effect at the time of filing and each fairly presents, in all material respects, the financial position, results of operations and cash flows of the Issuer as at the respective dates thereof and for the respective periods indicated therein. Notwithstanding the foregoing, the representations and warranties in this Section 3(l) shall not apply to any information or statement in the SEC Reports that relates to the accounting treatment of Issuer’s issued and outstanding Warrants, or as to any deficiencies in disclosure (including, without limitation, with respect to internal control over financial reporting or disclosure controls and procedures) arising from the treatment of such Warrants as equity rather than liabilities in the Issuer’s financial statements, in light of the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued on April 12, 2021.

(m)  Except for such matters as have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) investigation, action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer or Target or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer or Target.

(n)   Except for placement fees payable to the Placement Agents (as defined below), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other fee or commission in connection with its issuance and sale of the Acquired Shares, including, for the avoidance of doubt, any fee or commission payable to any stockholder or affiliate of the Issuer and such relationships shall not have any liability on Subscriber. The Issuer is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

(o)   Except as provided in this Subscription Agreement and the Other Subscription Agreements, none of the Issuer, its subsidiaries or any of its or their affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.

(p)   Neither the Issuer nor any of its subsidiaries has taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(q)   The Issuer has not entered into any side letter or similar agreement or understanding (written or oral) with any Other Subscriber or any other investor relating to such Other Subscriber’s or other investor’s direct or indirect investment in the Issuer, other than the Business Combination Agreement, the Other Subscription Agreements, the Registration Rights Agreement (as defined below) to the extent

Annex J-8

that an Other Subscriber is party thereto, or any side letter or similar agreement unrelated to such Other Acquired Shares or whose terms and conditions are not materially more advantageous to such Other Subscriber than the terms and conditions hereunder are to Subscriber (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements reflect the same Per Share Price and other material terms and conditions with respect to the purchase of the Other Acquired Shares that are no more favorable to such Other Subscriber thereunder than the terms and conditions of this Subscription Agreement (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement.

(r)    The Issuer is not, and immediately after receipt of payment for the Acquired Shares and the Other Acquired Shares, and consummation of the Transactions, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(s)    There has been no action taken by the Issuer, or, to the knowledge of the Issuer, any officer, director, equityholder, manager, employee, agent or representative of the Issuer, in each case, acting on behalf of the Issuer, in violation of any applicable Anti-Corruption Laws (as herein defined). The Issuer has not (i) been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

(t)    The Class A Shares are eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and the Issuer is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Shares. The Transfer Agent is a participant in DTC’s Fast Automated Securities Transfer Program.

(u)   The Issuer acknowledges that there have been no, and in issuing the Acquired Shares the Issuer is not relying on any, representations, warranties, covenants and agreements made to the Issuer by Subscriber, any of its officers, directors or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(v)    Upon the Closing, the Acquired Shares will not be subject to any Transfer Restriction. The term “Transfer Restriction” means any condition to or restriction on the ability of Subscriber to pledge, sell, assign or otherwise transfer the Acquired Shares under any organizational document or agreement of the Issuer, which for the avoidance of doubt excludes the restrictions on transfer described in Section 4(f) hereof with respect to the status of the Acquired Shares as “restricted securities” pending their resale pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

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(w)   Neither the Issuer nor Target engages in (i) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”) or (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800). Neither the Issuer nor Target has any current intention of engaging in such activities in the future.

(x)   Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Acquired Shares under the Securities Act.

(y)    Issuer represents and warrants that neither the Issuer nor any of its directors is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively, “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, a country or territory that is the target of country-wide or territory-wide economic or trade sanctions (currently Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine), (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Issuer agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Issuer is permitted to do so under applicable law. The Issuer also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs.

4.     Subscriber Representations and Warranties. Subscriber represents and warrants that:

(a)    Subscriber is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)   This Subscription Agreement has been duly authorized, executed and delivered by Subscriber and, assuming that this Subscription Agreement has been duly authorized, executed and delivered by the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or in equity.

(c)    The execution, delivery and performance by Subscriber of this Subscription Agreement, including the consummation of the transactions contemplated hereby, have been duly authorized and approved by all necessary action. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Issuer, the Target or the Placement Agents or any of their respective affiliates, have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

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(d)   The execution, delivery and performance by Subscriber of this Subscription Agreement, including the consummation of the transactions contemplated hereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject; (ii) Subscriber’s organizational documents; and (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties, that, in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the legal authority or ability of Subscriber to perform in any material respects its obligations hereunder.

(e)    Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) that is an “Institutional Account” as defined in FINRA Rule 4512(c), satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account for investment purposes only and not for the account of others, or if Subscriber is a “qualified institutional buyer” and is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act or any other securities laws of the United States or any other jurisdiction (and shall provide the requested information on Schedule A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares, unless such newly formed entity is an entity in which all of the equity owners are “accredited investors” (within the meaning of Rule 501(a) under the Securities Act).

(f)    Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction. Subscriber understands that the Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) pursuant to offers and sales that occur in an “offshore transaction” within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act (“Rule 144”), provided that all of the applicable conditions thereof (including those set out in Rule 144(i) which are applicable to the Issuer) have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, including pursuant to a private sale effected under Section 4(a)(7) of the Securities Act or applicable formal or informal Commission interpretation or guidance, such as a so-called “4(a)(1) and a half” sale, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect, which legend shall be subject to removal as set forth herein or in the Amended and Restated Registration Rights Agreement, dated the date hereof, by and among

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the Issuer and other parties thereto (the “Registration Rights Agreement”) (but only to the extent that Subscriber is party to the Registration Rights Agreement, in which case, notwithstanding anything else contained herein to the contrary, Section 5 and 8(c) hereof shall not apply and not be effective with respect to such Subscriber). Subscriber understands and agrees that the Acquired Shares will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to resell readily the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, or transfer of any of the Acquired Shares. By making the representations herein, Subscriber does not agree to hold any of the Acquired Shares for any minimum or other specific term and reserves the right to assign, transfer or otherwise dispose of any of the Acquired Shares at any time in accordance with or pursuant to a registration statement or an exemption from the registration requirements of the Securities Act.

(g)   Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no, and in purchasing the Acquired Shares, Subscriber is not relying on any, representations, warranties, covenants or agreements made to Subscriber by Jefferies LLC, Cowen and Company, LLC, or J.P. Morgan Securities LLC (together, the “Placement Agents”), the Issuer, the Target, or any of their respective affiliates or any of their respective control persons, officers, directors, partners, agents or representatives, or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated by the Issuer in this Subscription Agreement.

(h)   To the extent applicable to it, Subscriber represents and warrants that its acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended, section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

(i)    In making its decision to purchase the Acquired Shares, Subscriber represents that it has conducted and completed its own independent due diligence and has independently made its own analysis and decision with respect to the Subscription. Subscriber further represents that, except for (i) the SEC Reports and (ii) the representations, warranties, covenants and agreements made by Issuer herein, it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Acquired Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. Subscriber acknowledges and agrees that it has received and had an opportunity to review the offering materials made available to it in connection with the Subscription and such other information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer, Target and the Transactions, in each case, made available prior to the date hereof. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information from the Issuer directly as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares. However, neither any such inquiries, nor any due diligence investigation conducted by Subscriber or any of Subscriber’s professional advisors nor anything else contained herein, shall modify, limit or otherwise affect Subscriber’s right to rely on the Issuer’s representations,

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warranties, covenants and agreements contained in this Subscription Agreement. Subscriber acknowledges that it is not relying upon, and has not relied upon any materials, presentations, statement, representation or warranty made or provided by any person, firm or corporation (including, without limitation, the Issuer, Target, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing), other than (i) the SEC Reports and (ii) the representations, warranties, covenants and agreements of the Issuer contained in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber acknowledges and agrees that neither the Placement Agents, nor any of their respective affiliates or any of their respective control persons, officers, directors, employees, agents or representatives has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Neither the Placement Agents nor any of their respective affiliates nor any of their respective control persons, officers, directors, employees, agents or representatives has made or makes any representation as to the Issuer, Target or the quality or value of the Acquired Shares. Further, the Placement Agents and any of their respective affiliates or any of their respective control persons, officers, directors, employees, agents or representatives may have acquired non-public information with respect to the Issuer or Target, which Subscriber agrees need not be provided to it. On behalf of itself and its affiliates participating in the Transactions, Subscriber acknowledges that none of the Placement Agents or any of their respective affiliates or any of their respective control persons, officers, directors, employees, agents or representatives shall have any liability or any obligation to Subscriber or its affiliates in respect of this Subscription Agreement or the transactions contemplated hereby including, but not limited to, any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Acquired Shares.

(j)    Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer and Target or by means of contact from one or more of the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or by contact between Subscriber and one or more Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means, including, without limitation, any form of general solicitation or general advertising within the meaning of Rule 502(c) of the Securities Act.

(k)   Subscriber acknowledges and agrees that the Placement Agents, and their respective affiliates, are acting solely as placement agents in connection with the Subscription and are not acting as underwriters or in any other capacity and, except as set forth in the immediately following sentence, are not and shall not be construed as a financial advisor or fiduciary for Subscriber, the Issuer or any other person or entity in connection with the Subscription. Subscriber acknowledges and agrees that J.P. Morgan Securities LLC is also separately acting as a financial advisor to the Target in relation to the Transactions and Jefferies LLC and Cowen and Company, LLC are acting as capital markets advisors to the Issuer in relation to the Transactions.

(l)    Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial, business and private equity matters as to be capable of evaluating the merits and risks of an investment, both in general and with regard to transactions and investment strategies involving a security or securities, including Subscriber’s

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investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision.

(m)  Subscriber represents and acknowledges that, alone, or together with any professional advisor(s), Subscriber has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(n)   Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of this investment.

(o)   Subscriber represents and warrants that Subscriber is not (i) a person or entity named on the OFAC Lists, (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List; (iii) organized, incorporated, established, located, resident or born in, a country or territory that is the target of country-wide or territory-wide economic or trade sanctions (currently Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine), (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

(p)   If Subscriber is an employee benefit plan that is subject to Title I of Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, then Subscriber represents and warrants that neither the Issuer, nor any of its affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Acquired Shares.

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(q)   At the Purchase Price Payment Date, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2(a).

5.     Registration Rights.

(a)    The Issuer agrees that, as soon as practicable, but in no event later than 30 calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the fifth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Date”); provided, however, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations, provided, further, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber, the intended method of disposition of the Acquired Shares (which shall exclude underwritten public offerings) and such other information as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, further, that under no circumstances shall Subscriber be required to sign any type of lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares. Any failure by the Issuer to file the Registration Statement by the Filing Date or to cause the effectiveness of such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. The Issuer will provide a draft of the Registration Statement to Subscriber for review at least two business days in advance of filing the Registration Statement, and will promptly advise Subscriber when the Registration Statement has been declared effective by the SEC, provided that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Acquired Shares by the Subscriber, including block sales, agented transactions, sales directly into the market and other customary provisions (but excluding for the avoidance of doubt, underwritten offerings). In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that, if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw its Acquired Shares from the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares by Subscriber, any Other Acquired

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Shares by any Other Subscribers or Class A Shares by any other selling stockholder named in the Registration Statement, the Issuer will promptly notify Subscriber of such event, and such Registration Statement shall register for resale such number of Class A Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Class A Shares to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional Acquired Shares under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file with the Commission, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Registrable Securities (as defined below) that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. The Issuer will, at its own expense, use its commercially reasonable efforts to maintain the continuous effectiveness of the Registration Statement until all such securities cease to be Registrable Securities. The Issuer will provide all customary and commercially reasonable cooperation necessary to (i) enable Subscriber to resell Registrable Securities pursuant to the Registration Statement or Rule 144, as applicable, (ii) qualify the Registrable Securities for listing on the primary stock exchange on which the Class A Shares are then listed, (iii) update or amend the Registration Statement as necessary to include Registrable Securities and (iv) provide customary notice to holders of Registrable Securities. “Registrable Securities” shall mean, as of any date of determination, the Acquired Shares and any other equity security of the Issuer issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities at the earliest of: (A) when Subscriber ceases to hold any Registrable Securities; (B) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144, and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144, (C) when such securities shall have ceased to be outstanding or (D) four years from the date of effectiveness of the Registration Statement.

(b)   In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Issuer shall:

(i)    except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, for as long as Subscriber continues to hold Registrable Securities;

(ii)   advise Subscriber, as promptly as practicable but in any event, within two business days:

(1)    when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

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(2)   of any request by the Commission for amendments or supplements to any Registration Statement or prospectus included therein or for additional information;

(3)   of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4)   of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (and in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above may constitute material, non-public information regarding the Issuer;

(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv)   upon the occurrence of any event contemplated in Section 5(b)(ii)(5), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)    use its commercially reasonable efforts to cause all Acquired Shares to be listed on the primary securities exchange or market, if any, on which the Class A Shares issued by the Issuer have been listed;

(vi)   allow Subscriber to review and consent to disclosure specifically regarding Subscriber in the Registration Statement on reasonable advance notice (which consent shall not be unreasonably withheld); and

(vii)  use its commercially reasonable efforts to take all other steps reasonably necessary to effect the registration of the Acquired Shares.

(c)    Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay the filing or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Issuer or its subsidiaries is

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pending or an event has occurred, which negotiation, consummation or event, the Issuer’s board of directors reasonably believes, upon the advice of legal counsel, would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose or legal obligations for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer (x) may not delay or suspend the Registration Statement on more than two occasions or for more than 45 consecutive calendar days, or more than 60 total calendar days, in each case during any 12-month period and (y) shall use commercially reasonable efforts to make such Registration Statement available for the sale by the undersigned of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (1) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (2) to copies stored electronically on archival servers as a result of automatic data back-up. For purposes of this Section 5, “Acquired Shares” shall mean, as of any date of determination, the Acquired Shares purchased hereby and any other equity security issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, including any equity securities received with respect to the Acquired Shares pursuant to the Transactions.

(d)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered

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but for the provisions of this Section 5(d)) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

(e)    Indemnification.

(i)    The Issuer shall, notwithstanding the termination of this Subscription Agreement, indemnify and hold harmless, to the fullest extent permitted by law, Subscriber, its directors, officers, employees, agents, trustees, partners, members, managers, stockholders, affiliates, investment advisors and sub-advisors, and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and each of their directors, members, officers, employees and agents from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) (collectively, “Losses”) that arise out of or are caused by (A) any untrue or alleged untrue statement of material fact contained in any Registration Statement (or incorporated by reference therein), prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or document incorporated by reference therein or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, except insofar as, and to the extent, but only to the extent that,the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of such Subscriber expressly for use therein, or (B) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 5. The Issuer shall notify Subscriber promptly of the institution, threat or assertion (to the Issuer’s knowledge) of any proceeding arising from or in connection with the Transactions; provided, however, that the indemnification contained in this Section 5(e)(i) shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such person to deliver or cause to be delivered a Prospectus made available by the Issuer in a timely manner or (B) in connection with any offers or sales effected by or on behalf of Subscriber in violation of this Agreement.

(ii)   In connection with any Registration Statement in which Subscriber is participating, Subscriber agrees, severally and not jointly with any Other Subscriber or other investor that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the fullest extent permitted by law, the Issuer, its directors and officers and agents and employees and each person or entity who controls the Issuer (within the meaning of Section 15 of the Securities Act) against any Losses, resulting from or arising out of any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were

Annex J-19

made, not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in the case of an omission) in and is based on any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein; provided, however, that in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber from the sale of Acquired Shares pursuant to such Registration Statement giving rise to such indemnification obligation.

(iii)   Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)   The indemnification provided under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Acquired Shares.

(v)    If the indemnification provided under this Section 5(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber from the sale of Acquired Shares pursuant to such Registration Statement giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct

Annex J-20

or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5(e)(i), 5(e)(ii), 5(e)(iii), any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(e)(v) from any person who was not guilty of such fraudulent misrepresentation.

(f)    In the event Subscriber is a party to the Registration Rights Agreement, this Section 5 shall not apply and not be effective with respect to such Subscriber. For the avoidance of doubt, the Issuer acknowledges and agrees that Subscriber is not party to the Registration Rights Agreement.

6.     Termination. This Subscription Agreement shall terminate and be void and of no further force and effect (except for those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9(d)), and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (except with respect to those provisions expressly contemplated to survive termination of this Subscription Agreement in accordance with Section 9(d)), upon the earlier to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (b)    the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, (c) if on the Closing Date, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement are not satisfied or waived, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing or (d) the Outside Date (as defined in the Business Combination Agreement as filed with the Commission on or shortly after the date hereof); provided, that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover Losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber in writing (with email being sufficient) of the termination of the Business Combination Agreement. Upon the termination hereof, any monies paid by Subscriber to the Issuer in connection herewith shall promptly (and in any event within one business day) be returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transactions shall have been consummated.

7.     Additional Agreements and Waivers of Subscriber.

(a)    Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated April 6, 2021 (the “April 6, 2021 Prospectus”), available at sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of its public stockholders and the underwriters of its initial public offering. Except with respect to interest earned on the funds in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the April 6, 2021 Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby

Annex J-21

irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability; provided however, that nothing in this Section 7 shall be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s (x) record or beneficial ownership of Class A Shares acquired by any means other than pursuant to this Subscription Agreement or (y) redemption rights in connection with the Transactions with respect to any Class A Shares of the Issuer owned by such Subscriber. Subscriber acknowledges and agrees that it shall not have any redemption rights with respect to the Acquired Shares pursuant to the Issuer’s certificate of incorporation in connection with the Transactions or any other business combination, any subsequent liquidation of the Trust Account or the Issuer or otherwise. In the event Subscriber has any claim against the Issuer as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby or the Acquired Shares, it shall pursue such claim solely against the Issuer and its assets outside the Trust Account and not against the Trust Account or any monies or other assets in the Trust Account. This paragraph shall survive any termination of this Subscription Agreement.

(b)   No Hedging. Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with it, shall execute any short sales (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind directly with respect to the Acquired Shares during the period from the date of this Subscription Agreement through the Closing (or such earlier termination of this Subscription Agreement). Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 7(b) shall prohibit any entities under common management or that share an investment adviser with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in this transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any short sales or engaging in other hedging transactions; and in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, this Section 7(b) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Subscription Agreement. The Issuer acknowledges and agrees that, notwithstanding anything herein to the contrary, the Acquired Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Acquired Shares shall not be required to provide the Issuer with any notice thereof; provided, however, that neither the Issuer nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Acquired Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Issuer in all respects.

Annex J-22

8.     Issuer’s Covenants.

(a)    Except as contemplated herein, the Issuer, its subsidiaries and their respective controlled affiliates shall not, and shall cause any person acting on behalf of any of the foregoing to not, take any action or steps that would require registration of the issuance of any of the Acquired Shares under the Securities Act.

(b)   With a view to making available to Subscriber the benefits of Rule 144 or any other similar rule or regulation of the Commission that may at any time permit Subscriber to sell securities of the Issuer to the public without registration, the Issuer agrees, for so long as Subscriber holds Acquired Shares, to:

(i)    make and keep public information available, as those terms are understood and defined in Rule 144;

(ii)   file with the Commission in a timely manner all reports and other documents required of the Issuer under the Securities Act and the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

(iii)   furnish to Subscriber, promptly upon request, (x) a written statement by the Issuer, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (y) a copy of the most recent annual or quarterly report of the Issuer and such other reports and documents so filed by the Issuer (public availability on the Commission’s EDGAR system (or successor system) being sufficient) and (z) such other information as may be reasonably requested to permit Subscriber to sell such securities pursuant to Rule 144 without registration.

(c)    Upon request of Subscriber, the Issuer shall use its commercially reasonable efforts to promptly cause the removal of the legend described in Section 4(f) and to issue a certificate or a book entry record without such legend to the holder of the Acquired Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at DTC, if (i) such Acquired Shares are registered for resale pursuant to an effective registration statement under the Securities Act, upon the sale thereof; provided that Subscriber agrees to only sell such Acquired Shares during such time that such registration statement is effective and not withdrawn or suspended, and only as permitted by such registration statement, (ii) the Acquired Shares are sold pursuant to Rule 144, or (iii) the Acquired Shares can be sold, assigned or transferred without restriction or current public information requirements pursuant to Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and any requirement for the Issuer to be in compliance with the current public information required under Rule 144(c) or Rule 144(i), as applicable, and in each case, the holder provides the Issuer with an undertaking to effect any sales or other transfers in accordance with the Securities Act. With respect to a sale pursuant to the foregoing clause (i) or (ii), the Issuer shall use its commercially reasonable efforts to cause the removal of such legend within two business days of receipt of Subscriber’s request, provided that Subscriber has provided such customary representations and other documentation in connection therewith. The Issuer shall be responsible for the fees of the Transfer Agent, counsel to the Issuer, and all DTC fees associated with such issuance and Subscriber shall be responsible for all other fees and expenses (including, without limitation, any applicable broker fees, fees and disbursements of their legal counsel and any applicable transfer taxes). The Issuer shall use its commercially reasonable efforts at its own expense to cause its legal counsel to deliver an opinion, if necessary, to DTC or the Transfer Agent in connection with

Annex J-23

the instruction under in this Section 8(c) to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, in each case upon the receipt of customary representations and other documentation, if any, from Subscriber as reasonably requested by the Issuer, its counsel, DTC or Transfer Agent, establishing that restrictive legends are no longer required.

9.     Miscellaneous.

(a)    Each party hereto acknowledges that the other party hereto and each of the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein with respect to it are no longer accurate in all material respects. Subscriber and the Issuer further acknowledge and agree that each of the Placement Agents is a third-party beneficiary with the right to enforce Section 3, Section 4 and Section 9 of this Subscription Agreement on its own behalf and not, for the avoidance of doubt, on behalf of the Issuer.

(b)   Each of the Issuer, Subscriber and, with respect to Section 3, Section 4, and Section 9, the Placement Agents is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c)    This Subscription Agreement may not be transferred or assigned without the prior written consent of each of the other parties hereto. Notwithstanding the foregoing, this Subscription Agreement and any of Subscriber’s rights and obligations hereunder may be assigned to one or more affiliates of Subscriber or to any fund or account managed by the same investment manager or investment advisor as Subscriber or by an affiliate of such investment manager or investor advisor, without the prior consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof. Upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations provided for herein to the extent of such assignment; provided further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager or investment advisor as Subscriber or by an affiliate of such investment manager or investment advisor, unless consented to in writing by the Issuer (such consent not to be unreasonably conditioned, delayed or withheld). Neither this Subscription Agreement nor any rights that may accrue to the Issuer hereunder or any of the Issuer’s obligations may be transferred or assigned other than pursuant to the Transactions.

(d)   All of the representations and warranties contained in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party in this Subscription Agreement shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms.

(e)    The Issuer may request from Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided, that, the Issuer agrees to keep any such information provided by Subscriber confidential; provided, further, that upon receipt of such additional information, the Issuer shall be allowed to convey

Annex J-24

such information to each Placement Agent but shall cause such Placement Agent to keep the information confidential, except as may (x) be required by applicable law, rule, regulation, (y) requested by governmental, regulatory or self-regulatory body, or (z) required in connection with any legal proceeding.

(f)    This Subscription Agreement may not be amended, modified, waived or terminated (other than pursuant to the terms of Section 6 hereto) except by an instrument in writing, signed by each of the parties hereto. This Subscription Agreement may not be waived except by an instrument in writing, signed by the party against whom enforcement of such waiver is sought.

(g)   This Subscription Agreement and, if applicable, the Registration Rights Agreement (including the schedules hereto and thereto) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(h)   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(i)    If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(j)    This Subscription Agreement may be executed in two or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

(k)   Except as otherwise provided in this Subscription Agreement, each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated by this Subscription Agreement.

(l)    The Issuer shall be solely responsible for the fees of the Placement Agents, Transfer Agent, the escrow agent, stamp taxes and all of DTC’s fees associated with the issuance of the Acquired Shares.

(m)  Subscriber understands and agrees that (i) no disclosure or offering document has been prepared by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Acquired Shares; (ii) none of the Placement Agents, nor any of their respective affiliates, nor any control persons, directors, officers, employees, agents or representatives of any of the foregoing has made any independent investigation with respect to the Issuer, Target, or their subsidiaries or any of their respective businesses, the Transactions or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer; and (iii) in connection with the issue and purchase of the Acquired Shares, the Placement Agents have not acted as Subscriber’s financial advisor, tax advisor or fiduciary.

(n)   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so

Annex J-25

delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iv) five business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

if to Subscriber, to such address or addresses set forth on the signature page hereto;

if to the Issuer, to:

CM Life Sciences III Inc.

667 Madison Avenue

New York, NY 10065

Attention: Keith Meister

Email: kmeister@corvexcap.com

with a required copy to (which copy shall not constitute notice):

White & Case LLP

1221 Avenue of the Americas

New York NY 10020

Attention: Joel Rubinstein, Matthew Kautz, Andrew J. Ericksen

Email: joel.rubinstein@whitecase.com; matthew.kautz@whitecase.com; aj.ericksen@whitecase.com and a required copy to (which copy shall not constitute notice):

EQRx, Inc.

50 Hampshire St.

Cambridge, MA 02139

Attention: Jami Rubin

Email: jrubin@eqrx.com

Goodwin Procter LLP

100 Northern Ave.

Boston, MA 02210

Attention: William D. Collins and Marianne C. Sarrazin

Email: WCollins@goodwinlaw.com; MSarrazin@goodwinlaw.com

(o)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

(p)   This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

Annex J-26

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9(n) OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, PLACEMENT AGENTS OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(p).

(q)   If any change in the Class A Shares shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Acquired Shares issued to Subscriber and the Per Share Price shall be appropriately adjusted to reflect such change.

(r)    The Issuer shall, by 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, file with the Commission a Current Report on Form 8-K (the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transactions and any other material, non-public information regarding the Issuer, the Transactions or the Target that the Issuer has provided to Subscriber any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or any of its officers, directors or employees or agents (including the Placement Agents) and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement relating to the Transactions, whether written or oral, with the Issuer, the Placement Agents or any of their respective affiliates. Notwithstanding anything in this Subscription

Annex J-27

Agreement to the contrary, the Issuer (i) shall not, and shall cause the Placement Agents and the Target not to, disclose the name or identity of Subscriber or any of its affiliates or its investment adviser, or include the name of Subscriber or any of its affiliates or its investment adviser, without the prior written consent of Subscriber, in any press release or marketing materials and (ii) shall not disclose the name or identity of Subscriber or any of its affiliates or its investment adviser, or include the name of Subscriber or any of its affiliates or its investment adviser, without the prior written consent of Subscriber, in any filing with the Commission or any regulatory agency or trading market, except with respect to this clause (ii) as required by state or federal securities law, any governmental authority or stock exchange rule, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under hereunder.

(s)    The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under any Other Subscription Agreement or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase the Acquired Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, the Target or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. The decision of each Other Subscriber to purchase Other Acquired Shares pursuant to an Other Subscription Agreement has been made by such Other Subscriber independently of Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer, the Target or any of their respective subsidiaries which may have been made or given by Subscriber. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and any Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Acquired Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(t)    The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties to express their mutual intent,

Annex J-28

and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Schedules or Exhibits are to Sections, Schedules or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive. For ease of administration, this single Subscription Agreement may be executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The parties agree that no Subscriber listed on the signature page shall have any liability under the Subscription Agreement for the obligations of any other Subscriber so listed.

(u)   If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature pages follow.]

Annex J-29

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth above.

CM Life Sciences III Inc.
By:
Name:
Title:

Signature Page to
Subscription Agreement

Annex J-30

SUBSCRIBER:
Signature of Subscriber:	Signature of Joint Subscriber, if applicable:
By:	By:
Name:	Name:
Title:	Title:

Date:  _________________________, 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different)
Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN: ________________	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:
Attn:	Attn:
Telephone No.: ___________________	Telephone No.: ____________________
Facsimile No.: ____________________	Facsimile No.: _____________________
Aggregate Number of Acquired Shares subscribed for:

Aggregate Purchase Price: $ _____________

Annex J-31

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

Number of Acquired Shares subscribed for and aggregate Purchase Price accepted and agreed to as of this _______ day of __________, 2021, by:

CM Life Sciences III Inc.

By:
Name:
Title:

Signature Page to
Subscription Agreement

Annex J-32

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.    QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):

1.      ☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

2.     ☐ We are subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.    INSTITUTIONAL ACCREDITED INVESTOR STATUS
(Please check each of the following subparagraphs):

1.      ☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.     ☐ We are not a natural person.

*** AND ***

C.    AFFILIATE STATUS
(Please check the applicable box)
SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

FINRA Rule 4512(c) states that an “institutional account” shall mean any person who comes within any of the below listed categories. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “institutional account.”

☐ a bank, savings and loan association, insurance company or registered investment company;

☐ an investment adviser registered either with the Commission under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

☐ any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement

Annex J-33

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below that apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐ Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐ Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐ An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐ An investment adviser relying on the exemption from registering with the Securities and Exchange Commission under section 203(l) or (m) of the Investment Advisers Act of 1940;

☐ Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐ Any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Securities Act;

☐ Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

☐ A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐ Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐ Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; ☐ Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Securities Act;

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement

Annex J-34

☐ An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (i) with assets under management in excess of $5,000,000, (ii) that is not formed for the specific purpose of acquiring the securities offered, and (iii) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in the foregoing paragraph and whose prospective investment in the issuer is directed by such family office pursuant to clause (iii) in the foregoing paragraph; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement

Annex J-35

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

In accordance with Section 102(b)(7) of the DGCL, our Current Charter provides that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Our Current Charter provides that we will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.

We have entered into indemnification agreements with each of its current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our Current Charter provides for indemnification of the post-combination company’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and the post-combination company’s Bylaws provide for indemnification of the post-combination company’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the Closing, the post-combination company will have entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require the post-combination company, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement:

Exhibit	Description
2.1†	Merger Agreement (included as Annex A to the proxy statement/prospectus which forms a part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation of CMLS III (incorporated by reference to Exhibit 3.1 of the Form 8-K (file No. 001-40312) filed April 9, 2021).
3.2	Bylaws of CMLS III (incorporated by reference to Exhibit 3.3 to the Form S-1 (file No. 333-253475)).
3.3	Form of Second Amended and Restated Certificate of Incorporation of post-combination company (included as Annex E to the proxy statement/prospectus which forms a part of this registration statement).
3.4	Form of Amended and Restated Bylaws of post-combination company (included as Annex F to the proxy statement/prospectus which forms a part of this registration statement).
4.1*	Specimen Class A Common Stock Certificate.
4.2	Warrant Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K (file No. 801-40312) filed April 9, 2021).
5.1*	Opinion of White & Case LLP as to the validity of the securities being registered.
8.1	Opinion of White & Case LLP as to certain U.S. federal tax matters.
8.2	Opinion of Goodwin Procter LLP as to certain U.S. federal tax matters.
10.1	EQRx, Inc. 2021 Stock Option and Incentive Plan (included as Annex C to the proxy statement/prospectus which forms a part of this registration statement).
10.2	EQRx, Inc. Employee Stock Purchase Plan (included as Annex D to the proxy statement/prospectus which forms a part of this registration statement).
10.3**	EQRx 2019 Stock Option and Grant Plan
10.4

Form of Incentive Stock Option Grant Notice, Non-Qualified Stock Option Grant Notice, Early Exercise Non-Qualified Stock Option Grant Notice, and Restricted Stock Award Notice, under the EQRx, Inc. 2019 Stock Option and Grant Plan.

10.5	EQRx, Inc. Form of Non-Employee Director Compensation Policy.
10.6	EQRx, Inc. Senior Executive Cash Incentive Bonus Plan.
10.7	EQRx, Inc. Severance and Change of Control Policy.
10.8	Amended and Restated Employment Letter Agreement, dated January 10, 2020, as amended June 16, 2021, by and between EQRx and Melanie Nallicheri.
10.9	Employment Letter Agreement, dated March 8, 2021, by and between EQRx, Inc. and Jami Rubin.
10.10	Employment Letter Agreement, dated June 5, 2020, by and between EQRx, Inc. and Eric Hedrick.
10.11**	EQRx, Inc. Form of Employee Confidentiality, Assignment and Non-Solicitation Agreement.
10.12	Amended and Restated Employment Letter Agreement, dated January 10, 2020, as amended June 16, 2021, by and between EQRx, Inc. and Alexis Borisy.
10.13	Founder Agreement dated December 19, 2019, by and between EQRx, Inc. and Sandra Horning, as amended August 21, 2020.
10.14	EQRx, Inc. Form of Director indemnification agreement.
10.15	EQRx, Inc. Form of Officer indemnification agreement.
10.16††	Lease Agreement by and between BMR-HAMPSHIRE LLC, and Surface Oncology, Inc., dated February 10, 2016.
10.17††	Sublease Agreement by and between EQRx, Inc, and Surface Oncology, Inc., dated December 16, 2019.

Exhibit	Description
10.18††	Exclusive License Agreement by and between EQRx, Inc. and CStone Pharmaceuticals dated October 26, 2020.
10.19††	Strategic Collaboration and License Agreement by and among EQRx, Inc., Hansoh (Shanghai) Healthtech Co., Ltd. and Jiangsu Hansoh Pharmaceutical Group Company Ltd. dated July 22, 2020.
10.20	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.21	Form of Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.22	Form of Stockholder Support Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.23	Sponsor Support Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.24	Forfeiture Agreement incorporated by reference to Exhibit 10.6 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.25	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.7 to the Form 8-K (file No. 001-40312) filed August 5, 2021).
10.26	Investment Management Trust Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.27	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.28	Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.29	Letter Agreement (incorporated by reference to Exhibit 10.5 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.30	Forward Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.31	Forward Purchase Agreement (incorporated by reference to Exhibit 10.7 to the Form 8-K (file No. 001-40312) filed April 9, 2021).
10.32**	Form of Amended and Restated Registration Rights Agreement
10.33

Amendment to Letter Agreement, dated August 5, 2021 by and among CM Life Sciences III, Inc., CMLS Holdings III LLC, and each of CM Life Sciences, Inc. officers, directors and director nominees listed on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K (file No. 00140312), filed August 5, 2021).

23.1	Consent of WithumSmith+Brown, PC
23.2	Consent of Ernst & Young LLP
23.3*	Consent of White & Case LLP (included in Exhibit 5.1 hereto).
24.1**	Power of Attorney (included on signature page)
99.1*	Form of Preliminary Proxy Card.
99.2**	Consent of Paul Berns to be named as a director.
99.3**	Consent of Alexis Borisy to be named as a director.
99.4**	Consent of Jorge Conde to be named as a director.
99.5**	Consent of Sandra Horning to be named as a director.
99.6**	Consent of Clive Meanwell to be named as a director.
99.7**	Consent of Samuel Merksamer to be named as a director.
99.8**	Consent of Melanie Nallicheri to be named as a director.
99.9**	Consent of Krishna Yeshwant to be named as a director.
99.10	Consent of Kathryn Giusti to be named as a director.
99.11	Consent of Houlihan Loukey Capital, Inc.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.

Exhibit	Description
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

____________

†       Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

††     Certain of the provisions and terms of this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(10). The Registrant agrees to furnish on a supplemental basis an unredacted copy of this exhibit and its materiality and privacy or confidentiality analysis if requested by the SEC.

*        To be filed by amendment.

**      Previously filed

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.      To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.     To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)   That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 1st day of October 2021.

CM LIFE SCIENCES III INC.
By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
*	Chief Executive Officer and Director	October 1, 2021
Eli Casdin	(Principal Executive Officer)
/s/ Brian Emes	Chief Financial Officer and Secretary	October 1, 2021
Brian Emes	(Principal Financial and Accounting Officer)
*	Chairman	October 1, 2021
Keith Meister
*	Director	October 1, 2021
Amy Abernethy
*	Director	October 1, 2021
Christian Henry
*	Director	October 1, 2021
Kwame Owusu-Kesse
*	Director	October 1, 2021
Chad Robins
*	Director	October 1, 2021
Harlan Robins
*By:	/s/ Brian Emes, Attorney-in-Fact